Exhibit 15.1

Excerpt containing the pages and sections of the 2012 registration document that are incorporated by reference into the 2012 annual report on form 20-F(1)

(1)

The following document contains certain pages and sections of the 2012 Registration Document which are being incorporated by reference into the 2012 Annual Report on Form 20-F of France Telecom. Where information within a subsection has been deleted, such deletion is indicated with a notation that such information has been redacted.

E-14

4  risk factors

4.1   OPERATIONAL RISKS

15

Risks related to the sector, the economic environment and strategy

15

Risks relating to human resources

16

Other operational risks

17

4.2   LEGAL RISKS

18

4.3   FINANCIAL RISKS

20

Liquidity risk

20

Interest rate risk

20

Credit-rating risks

20

Credit risk and/or counterparty risk on financial transactions

21

Foreign exchange risk

21

Risk of asset impairment

22

Equity Risk

22

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In addition to the information contained in the present Registration Document, investors should carefully consider the risks outlined below before deciding whether to invest. Any or all of these risks could have a negative impact on France Telecom’s business, financial position or profits. In addition, other risks that are not yet identified or currently considered to be immaterial by France Telecom could have a similarly negative impact and investors could lose all or part of their investment.

The risks described in this chapter concern:

•

risks relating to France Telecom-Orange’s business activities (see section 4.1);

•

risks of a legal nature (see section 4.2);

•

financial risks (see section 4.3).

In each section, risk factors are presented in diminishing order of importance, as determined by the Company at the registration date of the current Registration Document. France Telecom-Orange may change its view of their relative importance at any time, particularly if new external or internal facts come to light.

Several other sections of this present Registration Document also discuss risks in some detail:

•

for risks related to France Telecom-Orange’s general strategy, see section 6.2 France Telecom-Orange’s strategy;

•

for risks relating to regulations and regulatory pressure, see section 6.6 Regulations and note 15 Litigation to the consolidated financial statements;

•

for risks relating to litigation involving the Group, see notes 15 Litigation and 16 Subsequent events to the consolidated financial statements as well as section 20.4 Litigation and arbitration proceedings;

•

for risks relating to the vulnerability of the technical infrastructure and environmental risks, see section 17.2 Environmental information;

•

for financial risks, see:

•

note 11 Information on market risk and fair value of financial assets and liabilities to the consolidated financial statements for management of interest rate risk, currency risk, liquidity risk, covenants, credit risk, counterparty risk, and equity market risk,

•

note 10.10 to the consolidated financial statements on derivative instruments;

•

policy for managing interest rate, currency and liquidity risks is set by the Treasury and Financing Committee. See section 16.3.4 Group Governance Committees;

•

for the insurance plan, see section 6.8 Insurance;

•

more generally, policy for managing risk throughout the France Telecom-Orange Group is discussed in the Chairman’s Report on governance and internal control. See section 16.5 Risk mnagement and internal control.

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4.1   OPERATIONAL RISKS

Risks related to the sector, the economic environment and strategy

1.

France Telecom-Orange generates much of its revenues from mature countries and business activities where intense competition in the telecommunications sector could erode its market share or profitability.

The main markets in which France Telecom-Orange operates are maturing and, in some cases, showing signs of saturation. France Telecom-Orange therefore faces extremely tough competition mainly in terms of pricing, particularly in the French mobile market where competition has heightened following the allocation of a fourth 3G license to Free in December 2009, and the launch of its offers in January 2012. The price drop in 2012 and the start of 2013 by all French mobile operators in response to this launch has had an impact on their results and, if such reductions continue, future margins will be affected.

In response to this competition, France Telecom-Orange strives to offer an improved response to its customers’ requirements for high capacity broadband (with the roll-out of fiber, high capacity broadband (H+), and 4G), quality, and simplicity of services. For this purpose, France Telecom-Orange seeks to develop an organization, processes and systems to provide its customers with the latest technological advances and improved offers while at the same time making these more accessible and easy to use. In France, this is reflected in particular by a drive to refocus its organization around the customer on a regional basis. Given the competition on prices, France Telecom-Orange also faces the risk of not being able to successfully monetize new services offered to its customers and thus profit from the expensive investments made.

In the face of competition, France Telecom-Orange’s ability to protect its margins will also depend, in part, on the transformation of its cost structure with a reduction in fixed costs. France Telecom-Orange has therefore launched two major transformation programs: Chrysalid, which aims to share best practices within the Group, with a view to controlling costs including overhead costs, marketing, customer service management, real estate, networks or distribution costs, as well as a program to pool purchasing with Deutsche Telekom through the jointly owned company BuyIn.

Should France Telecom-Orange’s ambitious and complex transformation program prove unsuccessful, or it fail to control the networks, technologies and the processes required to meet its customers’ needs, the Company could lose market share and/or be forced to reduce its margins, which could have a negative impact on its financial position and results.

For more information on competition, see Chapter 6 Overview of the Group’s Businesses.

2.

The very deteriorated economic situation in France and Europe could have a significant impact on France Telecom-Orange’s business, particularly on the Group’s results.

Changes in the euro zone in 2011 and 2012 as a result of the debt crisis and the deterioration of public sector finances of several European States has triggered a loss of confidence in the European economy. The risk of further economic decline remains high and, if it were to continue, this situation could have a direct effect on household spending and the activity of companies. This could have a significant impact on France Telecom-Orange’s revenues and results.

For further information on the impact of the economic situation on the France Telecom-Orange Group, see also financial risks in section 4.3 below.

3.

As part of its strategy, France Telecom-Orange is exploring sources of growth in new countries and businesses. This may prove to be difficult or fruitless, or may be costly. In addition, investments already made may fail to bring the expected returns, and may even generate unexpected commitments and the Group could be faced with increased country risk. In all cases, the Group’s results and outlook could be impaired.

The Group’s growth depends heavily on its activities in fast-growing regions of the world. It has therefore invested in telecommunications companies in the Middle East and in Africa and could make new investments in these regions. Political instability or changes in the economic, legal or social landscape in these regions may call into question the outlook on profits held when these investments were made, or may become unforeseen liabilities, and the Group’s results could be impaired.

Moreover, these regions could present difficulties or specific risks in relation to internal controls or failure to comply with the applicable laws and regulations, such as anti-corruption laws (regulations that could also present risks in other regions where the Company operates, in particular due to its increased scope and restricting nature).

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Finally, the Group’s growth also depends on a strategy for developing new businesses to cope with the rapid and extensive transformation of the electronic communications sector. This strategy rests on new businesses, particularly content aggregation, mobile payment, contactless services (NFC), Machine to Machine, or cloud computing, under the unique Orange brand. The pursuit of these goals requires resources, in particular regarding service integration and content development, however there is no guarantee that the use of these services and contents will grow or that they will be monetized at fair value and generate a profit on the corresponding costs. Furthermore, the development of these new services could be hampered by regulatory changes or as a result of the economic environment.

If the expected growth in revenues from these new services was not achieved or if France Telecom-Orange was not able to render these new services profitable, the Group’s financial position and results could be impaired.

4.

The rapid growth in broadband use (fixed or mobile) allows service or content providers or terminal suppliers the opportunity to establish a direct link with telecommunications operators’ customers, thus depriving the latter, including France Telecom-Orange, of a share of their revenues and margins. If this phenomenon continues or intensifies, it could seriously impair the financial position and outlook of the operators.

The increased use of networks for value-added services has led to the emergence of new powerful players such as content and service providers (particularly VoIP or instant messaging, aggregators, search engines and terminal suppliers). Competition with these players to control customer relations is growing and could erode the operators’ market position. This direct relationship with customers is a source of value for operators and to lose part or all of it to new entrants could affect revenues, margins, the financial position and outlook of telecommunications operators like France Telecom-Orange.

In response, France Telecom-Orange has adopted a strategy aimed at:

•

making significant investments to increase the capacity of its transport and aggregation networks and to set itself apart based on the quality of the service offered;

•

supplying more innovative and attractive communication services such as broadband voice or an integrated communication suite;

•

developing convergent access modes and services; and

•

investing in innovation, particular through the Nova+ program.

There is however no guarantee that this strategy, and particularly the investments made in the field of innovation, will be sufficient in the face of the pressure from new entrants. With no assurance of profitability on these investments, the financial position and outlook of France Telecom-Orange could be affected.

Risks relating to human resources

5.

In 2009, France Telecom-Orange was faced with a major social crisis in France. Since 2010, the Group has implemented an ambitious human resources program as part of its Conquests 2015 strategic plan to respond to this crisis. However, the economic context could hinder the implementation of this program and thus have a material impact on the Group’s image, operations, and results.

In 2008 and 2009, the Group was faced with a major crisis relating to psycho-social risks and anxiety at work, the effects of which continued into 2010. This crisis received widespread coverage in the French and international media following a number of employee suicides and had a major impact on the Group’s image. In response to this crisis, in 2010, the Group launched a new social Contract aimed at defining the Company’s professional practices and management culture and to provide long-term solutions to the risk factors identified (implementation of specific measures resulting from collective discussions, bases for renewal and agreements with trade union representatives). The Orange People Charter was also launched throughout the entire Group in 2011. This project led in particular to the signing in March 2011 of the Workforce and Skills Planning Management Program (Gestion Prévisionnelle des Emplois et des Compétences) agreement, the implementation of the Part-Time plans for Seniors (Temps-Partiel Senior) signed in 2009 and 2012, and the clarification of principles promoting the enhancement of professional careers and greater flexibility in employment.

Although the Group believes that the cost of implementing such projects should be more than offset for by the benefits to the Company and its employees, this project could however come into conflict with certain cost-cutting plans. Moreover, in the event that the project does not achieve the expected results, this crisis may persist, affecting the Group’s image, its operations and its results for a long time.

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Other operational risks

6.

Technical failures or the saturation of the telecommunications networks or the technical infrastructures or IT system could reduce traffic, erode revenues and damage the reputation of the operators or the sector as a whole.

There has already been damage to or interruptions to the service provided to customers and these may reoccur following outages (hardware or software), human errors or sabotage of critical hardware or software, failure or refusal of a critical supplier, or if the network in question does not have sufficient capacity to meet the growing usage needs. As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers and more than one country simultaneously. Although impossible to quantify, the impact of such interruptions affecting one or several countries would not only cause customer dissatisfaction, reduced traffic and an adverse effect on France Telecom-Orange revenues, but could also lead to intervention from the public authorities in the country or countries concerned.

Moreover, during the current period, the risk of failure of the internal France Telecom-Orange IT system has increased due to the accelerated implementation of new services or new applications relating notably to billing and customer relationship management. More specifically, incidents (including the possible loss of control over personal data) could occur during the implementation of new applications or software.

7.

The technical infrastructure belonging to telecommunications operators are vulnerable to damage or interruptions caused by natural disasters, fires, wars, acts of terrorism, intentional damage, malicious acts, or other similar events.

A natural disaster or other unforeseen incidents affecting France Telecom-Orange’s installations or any other damage or failure of the networks could cause significant damage generating high repair costs. In most cases, France Telecom-Orange has no insurance for damage to its aerial lines and must assume the full cost of the repairs itself. Furthermore, the damage caused by such major disasters may have more long-term consequences resulting in significant expense for France Telecom-Orange and which would harm its image. Moreover, international, community and national laws now recognize the existence of climate change. Weather phenomena associated with this climate change may increase the seriousness of disasters and of the damage caused.

8.

The scope of France Telecom-Orange activities and the interconnection of the networks mean that the Group is permanently exposed to the risk of fraud, which could reduce revenues and margins and damage its image.

Like any telecommunications operator, France Telecom-Orange risks falling victim to fraud where the fraudster aims to use the operator’s services without paying (possibly reselling these services) or to defraud the operator’s customers or the operator itself via the communications services offered by the latter. As technologies and networks become increasingly more complex, new types of fraud which are more difficult to detect or combat could also develop. France Telecom-Orange’s revenues, margins, service quality and reputation could be affected.

9.

Exposure to electromagnetic fields from telecommunications equipment raises concerns for possible health risks. If the perception of this risk were to deteriorate or if a health risk was scientifically proven, this could have a material impact on the activity and results of operators such as France Telecom-Orange.

In certain countries, concerns have been raised regarding the possible health risks linked to exposure to electromagnetic fields from telecommunications equipment (mobile handsets, cell phone antennae, Wifi, etc.). Recently, two reports on the possible health risks were published in January 2013 (European Environment Agency and the BioInitiative Report) and received a certain amount of coverage from elected representatives and associations.

On the basis of results from studies of the use of mobile handsets in particular, in May 2011, the International Agency for Research on Cancer (IARC), a specialist arm of the World Health Organization (WHO), classified electromagnetic fields from radiofrequency emissions as category 2B (“possibly carcinogenic to humans”). However, in its June 2011 Fact Sheet on cell phones, the WHO states that “to date, no adverse health effects have been established as being caused by mobile phone use”.

In the absence of complete scientific certainty, some health or public authorities have issued various usage precautions designed to cut user exposure to electromagnetic fields from mobile phones. Certain countries have adopted regulations which limit public exposure to base stations and wireless networks to levels below the limits recommended by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). Other countries may consider taking similar measures. In certain cases, jurisdictions have ordered telephone operators to take down cell phone antennae and to compensate local residents. Similar decisions in the future cannot be ruled out.

These regulatory and case law developments could lead to a reduction in coverage zones, deterioration of the service quality and customer dissatisfaction, as well as a slow down in the roll-out of cell phone antennae and an increase in the costs of network roll-outs, which could have a significant impact on the Orange brand and the Group’s results and financial position.

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The perception of risks by the public or employees could lead to a decrease in the number of customers and lower consumption by customers, as well as an increase in lawsuits or other consequences including, in particular, opposition to the construction of or even the existence of cell phone antennae.

France Telecom-Orange cannot predict the conclusions of future scientific research or studies by international organizations and scientific committees called upon to examine these issues. Such conclusions or studies and the different interpretations of these could lead to a decrease in the use of mobile telecommunication services, difficulties and additional costs in the roll-out of cell phone antennae and wireless networks, as well as an increased number of lawsuits, particularly if a health risk is eventually scientifically established.

For further information, see section 17.2 Environmental information.

4.2   LEGAL RISKS

10.

France Telecom-Orange continues to operate in highly regulated markets, where its flexibility to manage its business is limited. France Telecom-Orange’s business activities and results could be materially affected by legislative, regulatory or government policy changes.

In most countries in which it operates, France Telecom-Orange must comply with various regulatory obligations governing the provision of its products and services, primarily relating to obtaining and renewing licenses, as well as to oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries France Telecom-Orange faces regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

France Telecom-Orange believes that, on a general basis and in all countries in which it is present, it complies with all the specific regulations in force, as well the conditions governing its operator licenses. However, the Company is not able to predict the decisions of oversight and legal authorities who are regularly asked to rule on such issues.

Should France Telecom-Orange be ordered to pay damages or a fine due to the non-respect of a given regulation in force by the relevant authorities in a country in which it is present, the Group’s financial position and results could be adversely affected.

France Telecom-Orange’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory or competition authorities in connection with:

•

amendment or renewal on unfavorable conditions, or even withdrawal, of licenses to use broadcasting frequencies which are essential to the mobile business;

•

conditions governing network access;

•

service rates;

•

the introduction of new taxes or increases to existing taxes for telecommunications companies;

•

consumerism legislation;

•

regulations governing data security;

•

net neutrality.

Such decisions could materially affect the Group’s revenues and results.

For further information on regulations, see section 6.6 Regulations.

11.

France Telecom-Orange is continually involved in legal proceedings and disputes with regulatory authorities, competitors, or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

France Telecom-Orange’s position as the main operator and provider of network and telecommunications services, particularly in France and Poland, and one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. Thus, France Telecom-Orange is involved in lawsuits or European Commission investigations regarding large amounts of state aid it is alleged to have received in France. In particular, the European Commission ruled that France Telecom-Orange should reimburse the French state some one billion euros that it received in state aid thanks to the special French business tax regime which it benefited from until 2003. This decision was ratified by both the General Court of the European Union and the European Court of Justice. In a second proceeding, the Commission ruled against France Telecom-Orange for the regime of charges relating to the payment of retirement pensions for civil servant working at France Telecom-Orange, resulting in increased social security payments of around 120 million euros per year. In addition, France Telecom-Orange – in particular in France and Poland – is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in certain markets, and the complaints filed against France Telecom-Orange may be very substantial. Finally, the Group may be the object of substantial commercial lawsuits, worth tens of millions of euros, or, in extreme cases, hundreds of millions of euros, such as the one that gave rise to an amicable settlement between its Polish subsidiary (Telekomunikacja Polska or “TP”) and Danish company DPTG in January 2012 where TP paid compensation amounting to 550 million euros.

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The outcome of lawsuits is inherently unpredictable.

In the case of proceedings involving European competition authorities, the maximum fine provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be).

The main proceedings involving France Telecom-Orange are detailed in notes 15 Litigation and 16 Subsequent events to the consolidated financial statements as well as section 20.4 Litigation and arbitration proceedings. Developments in or the results of some or all of the ongoing proceedings could have a material adverse impact on France Telecom’s results or financial position.

12.

Like all electronic communications service providers, France Telecom-Orange may be held liable for the loss, release or inappropriate modification of customer data. Its liability may also be triggered by its Internet access and hosting services.

France Telecom-Orange’s activities may also trigger the loss, release or inappropriate modification of the data of its customers or the wider general public, which are stored on its infrastructures or carried by its networks. Such incidents could have a considerable impact on France Telecom-Orange’s reputation and its liability, including its criminal liability. Recourse to liability proceedings is facilitated in a number of countries by legislation increasing operators’ obligations.

In most of the countries where France Telecom-Orange provides Internet access and hosting services, the Group is covered by a limited liability regime specific to technical Internet intermediaries, which is applicable in particular to content protected by copyright or similar laws. Certain professional organizations representing different categories of copyright holders are campaigning for increased obligations on Internet access providers, in particular in terms of blocking contentious sites, and for a review of the limited liability regime for hosting companies. If France Telecom-Orange’s obligations and liability regime should be changed, this could lead to increased claims against its liability and the Group would have to invest in the necessary technical systems.

13.

The profitability of certain investments and France Telecom-Orange’s strategy in certain countries could be affected by disagreements with its partners in companies that it does not control.

France Telecom-Orange operates some of its businesses through companies that it does not control. Articles of incorporation or agreements for some of these activities require that some major decisions, such as the approval of business plans or timing and size of dividends, need approval from different partners. Should France Telecom-Orange and its partners disagree regarding these decisions, the profitability of these investments, their contribution to France Telecom-Orange’s results and the strategy pursued by France Telecom-Orange in the countries in which these companies are located, could be adversely affected.

14.

The French Public Sector, directly or indirectly, owns nearly 27% of France Telecom’s share capital, which could, in practice, allow it to determine the outcome of votes at Annual Shareholders’ Meetings.

At December 31, 2012 the French Government directly owned 13.4% of the shares and 13.5% of the voting rights in France Telecom, and Fonds Stratégique d’Investissement (FSI) held 13.5% of the shares and 13.6% of the voting rights. On December 24, 2012, the French State and the FSI signed a shareholders’ agreement constituting an action in concert, canceling and replacing that of November 25, 2009 between the same parties. The French public sector has three representatives on the Board of Directors out of a total 15 members. The French public sector could, in practice, given the absence of other major shareholder blocks, determine the outcome of votes on issues requiring a simple majority at Shareholders’ Meetings. Nevertheless, the Government does not have a golden share or any other special advantage, other than the right to have representatives on the Board of Directors in proportion to its shareholding (see Chapter 18 Major shareholders).

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4.3   FINANCIAL RISKS

Liquidity risk

15.

France Telecom-Orange’s results and outlook may be adversely affected if access to capital markets remains difficult or worsens.

France Telecom-Orange raises most of its finance from capital markets (particularly the bond market). For five years, financial markets have been extremely volatile and have shown signs of malfunctioning, materially reducing their liquidity. Given the loss of confidence in public debt, certain rating agencies have downgraded sovereign debt in the US and numerous euro zone countries, including France. Although at this time it seems the corporate bond markets have been less directly affected, as matters stand, it is impossible to rule out contamination by the sovereign debt crisis or another major market event. Deterioration of the sovereign debt crisis or further downgrades in country ratings could result in a sharp increase to the margins applied to corporate issuers.

There are still concerns regarding the consequences of new regulations Basel III and Solvency II, which look to strengthen the equity of banks’ and insurance companies respectively. Banks are reducing their outstanding loans forcing companies to increase funding obtained on bond markets, which is France Telecom-Orange’s main source of financing. Stricter prudential control of the finance sector could reduce companies’ access to the financing or refinancing from the bond market or bank loans necessary for their business at prices and under terms which are considered reasonable, even for first-rate borrowers or issuers such as France Telecom-Orange. Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on France Telecom-Orange. The Company could, in particular, be required to allocate a significant portion of its available cash to pay off debt, to the detriment of investment or returns for shareholders. In any case, France Telecom-Orange’s results, cash flow and, more generally, financial position and flexibility may be adversely affected.

See note 11.3 Liquidity risk management to the consolidated financial statements, which sets out, in particular, different financing sources available to France Telecom-Orange, the maturity on its debt and changes to its rating, as well as note 11.4 Management of covenants, which contains information on the limited commitments of the France Telecom-Orange Group in relation to financial ratios and in the event of bankruptcy or material adverse change.

Interest rate risk

16.

France Telecom-Orange’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, France Telecom-Orange obtains most of its funding from capital markets (particularly the bond market) and a small part from bank loans.

Since most of its debt is at fixed rate, France Telecom-Orange has a limited amount of exposure to increases in interest rates on the variable part of its debt. However, the Group is exposed to interest rate increases when refinancing.

To limit exposure to interest rate fluctuations, France Telecom-Orange from time to time makes use of financial instruments (derivatives) but cannot guarantee that these transactions will effectively or completely limit its exposure or that suitable financial instruments will be available at reasonable prices. In addition, hedging costs stemming from interest rate fluctuations could increase, generally, in line with market liquidity and banks’ circumstances.

In the event that France Telecom-Orange cannot use financial instruments or if its financial instrument strategy proves ineffective, cash flow and earnings may be adversely affected.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in note 11.1 Interest rate risk management to the consolidated financial statements.

Credit-rating risks

17.

If France Telecom-Orange’s debt rating is downgraded, placed under surveillance or revised by rating agencies, its borrowing costs could increase and in certain circumstances the Company’s access to the capital it needs could be limited (and thus have a material adverse effect on its results and financial position).

France Telecom-Orange’s financial rating is partly based on factors over which it has no control, namely conditions affecting the electronic communications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the rating agencies.

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The Group’s financial rating or its outlook have already been downgraded in the past (2001, 2002 and 2012). Even though the Group’s debt has been considerably reduced since 2001 and 2002, the rating can be reviewed at any time, in light of changing economic conditions, or due to a deterioration in the Company’s results or performance, or simply due to the ratings agencies’ perception of these different factors.

Credit risk and/or counterparty risk on financial transactions

18.

The insolvency or deterioration in the financial position of a bank or other institution with which France Telecom-Orange has contractual relations may have a material adverse effect on the Company.

In the course of its business activities, France Telecom-Orange engages in relations with financial institutions, particularly in order to manage currency and interest rate risks. Although cash collateral accounts are in place with most of its bank counterparties with which they have contracted derivatives maturing in more than six months, the failure of these counterparties to meet any of these commitments, or significant differences with the values retained for securities used as collateral, could have adverse consequences on France Telecom-Orange. In this regard, the Group is exposed to counterparty risk with respect to these transactions.

Despite the diversification of its financing and focus on the staggering of debt maturities, France Telecom-Orange could encounter problems refinancing its debt (particularly its undrawn 6 billion euros syndicated loan) if several of the financial institutions with which the Company has contractual relations experiences liquidity problems or fails to meet its obligations.

Investments can also expose France Telecom-Orange to counterparty risk since the Company is exposed to the collapse of the financial entities with which it has made investments. See note 11.5 Credit risk and counterparty risk management to the consolidated financial statements.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase exposure to counterparty risk for France Telecom-Orange.

For customer-related credit and counterparty risk, see note 11.5 and note 3.3 Trade receivables to the consolidated financial statements.

Foreign exchange risk

19.

France Telecom-Orange’s results and cash position are exposed to exchange rate fluctuations.

In general, foreign exchange markets were less volatile in 2012 as a result of measures taken by the European institutions to safeguard the euro zone at all costs. However, the economic and financial situation could take another turn for the worse, thus increasing the risks linked to unfavorable exchange rate movements.

The main currencies in which France Telecom-Orange is exposed to a major foreign exchange risk is the Polish zloty, the Egyptian pound and the pound sterling. Fluctuations from one period to the next in the average exchange rate for a given currency could have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on France Telecom-Orange’s results. In addition to the main currencies, France Telecom-Orange operates in other monetary zones, including certain emerging markets (African countries). A fall in the currencies of these countries would have an adverse effect on the Group’s consolidated revenues and results. Based on 2012 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 2.1% and Reported EBITDA by 2%.

Finally, as a result of focusing its development strategy on emerging markets, the share of Group business exposed to currency risk is likely to rise in the future.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are translated into euros at the closing rate. This translation, which does not impact net income (except in the event of disposal of its subsidiaries) but rather other comprehensive income, could have an adverse effect on the consolidated balance sheet, assets and liabilities and equity, for potentially significant amounts. See note 11.2 Foreign exchange risk management and note 13 Equity to the consolidated financial statements.

France Telecom-Orange manages the foreign exchange risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in note 11.2 to the consolidated financial statements.

Notably, France Telecom-Orange makes use of derivatives to hedge its exposure to exchange rate risk but cannot guarantee that suitable hedging instruments will be available at reasonable prices.

To the extent that France Telecom-Orange had not used hedging instruments to hedge part of this risk, its cash flows and results could be affected.

See note 10.10 Derivative instruments to the consolidated financial statements.

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Risk of asset impairment

20.

France Telecom-Orange has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Impairment losses on this goodwill, likely to have a material adverse effect on France Telecom-Orange’s balance sheet and results, could thus be recognized in accordance with IFRS. France Telecom-Orange’s results and financial position could also be affected by the downturn in equity markets in relation to disposal of its subsidiaries.

France Telecom-Orange has recognized substantial amounts of goodwill in connection with its acquisitions since 1999, in particular the acquisitions of Orange, Equant, Amena and the equity interest in TP S.A. At December 31, 2012, the gross value of goodwill was 30.8 billion euros, not including goodwill from associates. In accordance with IFRS, the current value of goodwill is subject to annual assessment.

The values in use of the businesses, which are most of the recoverable amounts and which support the book values of long-term assets (including goodwill) are sensitive to the valuation method and the assumptions used in the models. They are also sensitive to any change in the business environment that is different to the assumptions used. Thus, when events or circumstances indicate that an impairment loss may occur, France Telecom-Orange recognizes an impairment loss on this goodwill, particularly in the case of events or circumstances that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition.

Over the past five years, France Telecom-Orange recognized significant impairment losses in respect of its interests in Poland and Egypt, in particular. At December 31, 2012, the cumulative amount of impairment losses on continuing operations was 5.1 billion euros, not including impairment losses on the goodwill of associates.

New events or adverse circumstances could conduct France Telecom-Orange to review the present value of this goodwill and to recognize further substantial impairment losses that could have an adverse effect on its results. In this respect, at December 31, 2012, the major random factors that may affect the estimate of recoverable amounts were as follows:

•

in Europe:

•

the different possible developments as a result of the financial and economic crisis, in particular relating to consumer behavior, government and European policies to re-establish a budget balance, Central European Bank policies and changes in the interest rate markets,

•

operators’ reactions in this environment in terms of offers and pricing, for example in Spain, or in response to new entrants, for example in France, Belgium or Poland,

•

regulatory adjustments in relation to reductions in consumer prices and stimulating investments,

•

ability to adjust France Telecom-Orange’s costs and investments in keeping with possible changes in revenues;

•

in Arab countries (Jordan, Egypt, Tunisia, Morocco, Iraq) or African countries (Mali, the Democratic Republic of the Congo, the Central African Republic): changes in the political situation and the economic effects of this.

In addition, in the case of disposals or introductions onto the market, the value of certain subsidiaries could be affected by changes in the stock and debt markets.

For further information on the impairment of goodwill and recoverable amounts (particularly key assumptions and sensitivity), see notes 6 Impairment losses and goodwill and 9 Interests in associates to the consolidated financial statements and section 9.1.2.2 From Group Reported EBITDA to operating income.

Equity risk

21.

Future sales by the Public Sector of shares in France Telecom may negatively impact France Telecom’s share price.

At December 31, 2012, the French State directly owned 13.4% and Fonds Stratégique d’Investissement owned 13.5% of France Telecom’s shares (see Chapter 18 Major shareholders). Should the Public Sector decide to reduce their interest in France Telecom, such a sale, or even the belief that such a sale is imminent, could have an adverse effect on France Telecom’s share price.

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5  information about the issuer

5.1   HISTORY AND EVOLUTION OF THE COMPANY

5.1.1   Company nam

France Telecom

At its meeting on March 20, 2013, the Board of Directors decided to submit to the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 28, 2013, the changing of the company name to “Orange”, as of July 1, 2013.

5.1.2   Place of registration and registration number

Paris trade and companies register
(Registre du commerce et des sociétés – RCS)

Number: 380 129 866

APE (principal activity) code: 642 C

5.1.3   Date of incorporation and term

France Telecom was incorporated as a French société anonyme on December 31, 1996 for a 99 year term. Barring early liquidation or extension, the Company will expire on December  31, 2095.

5.1.4   Registered office, legal form and applicable law

78, rue Olivier de Serres, Paris (15th arrondissement), France.

Telephone: +33 (0)1 44 44 22 22

France Telecom S.A. is governed by French corporate law subject to specific laws governing the Company, notably Act 90-568 of July 2, 1990 on the organization of public postal services and France Telecom, as amended.

The regulations applicable to France Telecom S.A. as an operator are described in section 6.6 Regulation.

5.1.5   Important events in the development of the company’s business

Since the 1990s, France Telecom’s area of activity and its regulatory and competitive environment have undergone significant changes. In a context of increased deregulation and competition, France Telecom pursued between 1999-2002 a strategy of developing new services and accelerated its international growth with a number of strategic investments, particularly the acquisition of Orange Plc. and the Orange brand, and the equity investment in the Polish operator TP S.A. Most of these investments could not be financed by share issues and therefore the Group’s debt has substantially increased during this period.

At the end of 2002, France Telecom started a large-scale refinancing plan for its debt to reinforce its balance sheet, as well as an operational improvements program, the success of which has allowed the Group to develop a global integrated-operator strategy by anticipating changes in the telecommunications industry.

This strategy was carried out at the end of 2003 through the acquisition of the minority interests in Orange S.A., Wanadoo and Equant, the implementation of a new Group organization consistent with this strategy and the launch of new offers at a sustained pace.

In 2005, France Telecom acquired 80% of the capital of Spanish mobile operator Amena, whose activities were then regrouped with the fixed and Internet activities of France Telecom in Spain into a single entity operating under the Orange brand. In 2008 and 2009, France Telecom acquired almost all of the remaining capital of France Telecom España.

In parallel, France Telecom has streamlined its asset portfolio by selling non-strategic subsidiaries or holdings such as Casema, Eutelsat, Wind, Compañia de Telecomunicaciones de El Salvador, Telecom Argentina, Noos, Bitco (Thailand), Orange Denmark, ST Microelectronics, Télédiffusion de France (TDF), Intelsat, as well as its mobile and Internet activities in the Netherlands.

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Furthermore, PagesJaunes, the Group’s directories Subsidiary, was floated on the Paris stock exchange in 2004, and the balance of the France Telecom stake was sold in 2006.

In 2006, “Orange” became the single brand of the Group for Internet, television and mobile services in most countries where the Group operates, and “Orange Business Services” the brand for services offered to businesses throughout the world.

As of 2007, France Telecom-Orange has pursued a selective acquisition policy mainly focused on emerging markets (in particular Africa and the Middle East), while also attempting to grasp opportunities for consolidation in markets where the Group was already present. Thus, in December 2010, France Telecom acquired a 40% stake in the Moroccan operator Méditel and a 100% stake in the mobile operator Congo Chine Telecom, in the Democratic Republic of Congo, in October 2011. It also increased its indirect stake in the Egyptian operator ECMS, which rose from 36% to 94% in April 2012. The Group also signed agreements with Deutsche Telekom which led to the creation of the joint venture Everything Everywhere in the United Kingdom on April 1, 2010 and disposed of TP Emitel, a subsidiary of TP S.A. in Poland in June 2011, of Orange Suisse in February 2012 and Orange Austria in January 2013.

In July 2010, the Group launched a new strategic plan, “Conquest 2015”. This initiative is aimed at its employees, customers and shareholders as well as, on a larger scale, at the society in which the Company operates. For more information on France Telecom-Orange’s strategy, see section 6.2 France Telecom-Orange’s strategy.

The introduction to section 6.3 Overview of business provides information on France Telecom-Orange’s competitive position in its various markets.

The Company’s stock has been listed since October 1997 on both Euronext Paris and the New York Stock Exchange. The listing was part of the French State’s disposal of 25% of its shares to the general public and France Telecom employees. The French State’s interest was subsequently reduced in steps to 53.1% prior to the Act of December 31, 2003 on telecommunications public service obligations and on France Telecom, which authorized the Company’s privatization, eventually taking place on September 7, 2004 when the French State sold an additional 10.85%. As of December 31, 2012, the French State held, directly or together with Fonds Stratégique d’Investissement, 26.94% of France Telecom S.A.’s share capital.

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

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6  overview of the group’s business

6.1   THE TELECOMMUNICATION SERVICES MARKET

26

6.2   FRANCE TELECOM-ORANGE STRATEGY

29

6.3   OVERVIEW OF BUSINESS

32

6.3.1   France

33

6.3.2   Poland

46

6.3.3   Spain

55

6.3.4   Rest of the World

66

6.3.5   Enterprise Communications Services

101

6.3.6   International Carriers and Shared Services

109

6.4   EXCEPTIONAL EVENTS

116

6.5   DEPENDENCY ON PATENTS

116

6.6   REGULATIONS

116

6.7   SUPPLIERS

132

6.8   INSURANCE

133

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This chapter contains forward-looking statements about France Telecom-Orange, particularly section 6.2 France Telecom-Orange’s Strategy and section 6.3 Overview of Business, under “Outlook”. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in section 4 Risk factors. Please also consult information under the heading Forward-looking information at the start of this document.

6.1   THE TELECOMMUNICATION SERVICES MARKET

Overall background of the Digital Market

FIGURE 1: GEOGRAPHICAL BREAKDOWN OF TOTAL TELECOMMUNICATIONS MARKET REVENUES, IN BILLIONS OF EUROS

North America
2012/2011
252 260 266
Telecom GDP
Canada +1.3% +1.9%
USA +2.5% +2.2%
2010 2011 2012
Europe
2012/2011
304 302 298
Telecom GDP
Others +0.2% +0.9%
Russia +5.2% +3.7%
Spain -7.7% -1.5%
Italy -3.7% -2.3%
France -4.2% +0.1%
United Kingdom +0.5% -0.4%
Germany -1.7% +0.9%
2010 2011 2012
World
2012/2011
2010 2011 2012 Telecom GDP
€1,056bn €1,086bn €1,115bn +2.7% +3.3%
Asia and Pacific
2012/2011
319 332 346
Telecom GDP
Others +4.5% +4.0%
India +7.7% +4.9%
China +9.8% +7.8%
Japan -1.2% +2.2%
2010 2011 2012
Africa and Middle East
2012/2011
71 77 84
Telecom GDP
+8.5% +5.2%
2010 2011 2012
Latin America
2012/2011
110 115 121
Telecom GDP
Others +6.7% +4.0%
Brazil +3.0% +1.5%
2010 2011 2012

Source: Idate – IMF

The growth of revenues in the global telecommunications services market slowed slightly, falling from 3.2% in 2011 to 2.7% in 2012 (Figure 1). However, there are some exceptions. On the one hand, emerging countries such as India and Brazil continue to have high growth rates, even though these have slowed. Likewise, the growth rate in the Africa Middle East region and China was 8.5% and 9.8%, respectively (Figure 1). In contrast, the majority of countries in Europe and Japan still have weak or even negative growth rates, while the United States was the only developed country with positive growth.

The global market is still led by the growth in the number of mobile data services. For example, more than 50% of Internet users access Facebook from their cell phones. However, the growth in volume and value of these services is tailing off as a result of competition, regulations and high penetration levels (Figure 2).

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Telecommunications Sector Developments

Global GDP fell to 3.3% in 2012, from 4% in 2011. This change reflects both the continuing economic crisis in Europe (European GDP grew by only 0.6% - a quarter of that seen in 2011) and the structural slackening of emerging countries (Brazil, India and China). Africa Middle East region is one of the only regions to have recorded GDP growth (5.2% compared to 4.4% in 2011), along with the United States (2.2% compared to 1.5% in 2011) (source IMF, October 2012).

Against this economic backdrop, the growth in the global telecommunications services market slowed down in 2012, with growth of 2.7%, a decrease of 0.5 points compared to 2011. Cell phone revenues grew in all regions apart from Europe (where they fell by 0.3%) (Figure 3). The decrease in European cell phone operator revenues is even more striking when compared to the 4.7% increase their US counterparts enjoyed in 2012.

Despite the difficult context, which was made worse by pressure on operator margins and investments, the sector is still growing, particularly data traffic as a result of the roll out of fixed and mobile high capacity broadband networks and the investments made in accessing new generation networks. For example, it is estimated that Internet video traffic will account for 55% of consumer Internet traffic in 2016, i.e. a 51% increase compared to 2011 (source: Cisco, VNI 2011-2016).

In parallel, the massive take-up in developed economies of new connected handsets, particularly smartphones and tablets, has contributed to the increased use. Smartphones are therefore expected to account for 72% of all handset sales by 2015 (source: Analysis Mason, September 2012).

The markets

Previous trends have continued, such as the replacing of fixed line with cell phones, technological innovation and the development of broadband and high capacity mobile broadband:

•

the decline in fixed-line phones continues worldwide. The replacement of fixed-line phones by cell phones, along with a shift toward IP, even in emerging countries, where fixed infrastructures suffer chronic deficits, explains the drop in the number of fixed lines being connected, as well as the drop in the average revenue per line;

•

2012 saw the development of high capacity broadband cell phones, which are expected to make the market more dynamic in the future. Mobile broadband was used by 32% of Internet users worldwide and 24% in developing countries at the end of 2011 (source: ITU 2012). The growth of this technology is faster in Asia and the United States than in Europe. In all regions, priority is given to adapting the mobile networks in order to support the growth in data traffic, and video traffic in particular, which is an important growth driver for operators;

•

Internet services continue to grow, and their importance in telecommunications services as a whole has slowly but surely increased. They are still the drivers of growth for the global ICT market and are expected to increase further still with the democratization of broadband Internet connectivity for cell phones.

According to the ITC price basket published by the ITU, the average cost of Internet services, fixed and mobile, fell by 30% worldwide between 2008 and 2011. The biggest drop was in fixed broadband, where average prices fell by 75% during this same period (source: ITU 2012).

Geographic regions

When looking at trends in different geographic regions, growth in telecommunications remains very uneven. The Asia Pacific region now accounts for close to 31% (compared to 29% in 2010) of the 1,115 billion euros of global telecommunications revenue in 2012, overtaking Europe, which only accounted for 27% (compared to 28.5% in 2010). The estimated value of the telecommunication services market in the Africa Middle East region was 84 billion euros in 2012, a 9% increase on the previous year. This strong dynamic has allowed the region to increase its footing on the international scene however, in terms of value, it still only accounts for 7.5% of the global total. The mobile penetration rate exceeds 100% in several regions of the world such as Europe (135%), Latin America (116%) and North America (103%). Also, according to the OECD, almost 70% of households in the 34 member states are now connected to the Internet.

Revenues from telecommunications services in mature markets fell in 2012. This was due to the negative impact of the macroeconomic situation, saturation of the markets and the transfer of value to other ITC segments (content services and Internet services such as Cloud Computing). In Europe, the economic recovery did not take place and this had an impact on purchasing and spending power, while the competition continued between low price operators and operators of Internet communication applications (Skype, WhatsApp, Viber). The United States was the only developed country with increased telecommunication revenues (2.5%). This is due to the boom in mobile data and the growth of broadband Internet.

FIGURE 2: PENETRATION OF CELL PHONES AND BROADBAND INTERNET IN 2012 (AS A % OF THE POPULATION)

Source: Idate

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At the height of the economic crisis, emerging markets continued to grow, although at a slower rate than previously. The Africa Middle East region is one of the only one, apart from the United States, with growing GDP in 2012 (growth of 5.2% compared to 4.4% in 2011).

In Africa, telecommunications gained significant importance in the economies of the majority of countries. Worldwide, the growth of telecommunications services was much stronger than economic growth in general (Figure 1). The growth of the telecommunications sector in this region is linked to demographic growth and an increased penetration rate. Voice continues to grow and there is significant potential for the growth of data communications; the region has more than one billion inhabitants and the Internet penetration rate is still very low. Value-added services such as new mobile payment services make this a dynamic and innovative market.

Latin America, despite advanced maturity in terms of services, also has good growth potential. Deregulation has created a strong growth dynamic for equipment and usage growth. Yearly growth of mobile services is still very high. Also, the dynamic economy has sustained increased demand, although some countries such as Brazil have seen a net slowing in their activity for a few years now. Furthermore, the drop in revenues from fixed services has stabilized and there has been a very small increase in the broadband Internet penetration rate.

The Asia Pacific region, which covers developed and emerging countries, still has high potential and has the highest telecommunications service revenues in the world, approximately 350 billion euros. The growth of this market slowed slightly in 2012 with some strong differences: Japan has not grown since the mid-2000s and continues to drop (1.2% decrease), while China’s growth is higher than in 2011, and India’s growth rate has slowed significantly (7.7% compared to 15.9% in 2011). Globally, the decline in fixed-line telephony services has accelerated (a fall of 10.7% compared to 5.7% in 2011), while mobile growth slowed (7.6% compared to 9.3% in 2011), along with Internet growth (4.9% compared to 7.9% in 2011).

FIGURE 3: ANNUAL GROWTH IN TELECOM REVENUES IN 2012

Source: Idate

Prospects and trends in the telecommunications service market

Growth is expected to continue in emerging countries, in contrast with trends in the rest of the world. According to various analyses, telecommunications revenues are expected to increase at least five times faster in this region than in developed countries in 2013. This will mean that mobile service revenues in emerging markets will be higher than those in developed markets by 2015. The number of mobile customers worldwide is expected to reach 7 billion in 2013, the same as the population, while the number of mobile customers in Africa Middle East is expected to exceed a billion (source: Pyramid Research).

In Europe, previous trends are expected to continue. The telecommunications market is still dynamic in terms of volume and innovation, but generates less value due to stiffer competition. This leads to pressure on margins and investments, as roll out of fixed and mobile high capacity broadband networks has to take place to cope with increasing traffic and respond to the challenges posed by Internet giants. Against this backdrop, one of the major challenges for operators is to capture the value linked to the growth in usage and monetize data flows. They also need to streamline their cost structures to be able to finance their development and grasp growth opportunities.

Competition will remain fierce, especially with over the top (OTT) players such as Google, Amazon, Microsoft (Skype) and Apple, which are a threat to telecommunication operator revenues for services such as voice over IP or text messages. OVUM estimates that the use of messaging services on social media has cost 23 billion dollars in lost text message revenue for operators in 2012, and could reach over 50 billion dollars by 2016. Operators are attempting to respond to this challenge by launching their own services based on the OTT model, such as the Joyn unified communications service adopted by the France Telecom-Orange Group. In parallel, alliances between operators and OTT players are expected to increase in a spirit of cooperation. Mobile broadband is the biggest growth driver for operators. This segment is predicted to grow by close to 19.2% per year between 2013 and 2016, and generate 123 billion dollars of additional revenue (source: OVUM). Other growth opportunities for operators include developing Cloud systems, M2M, the Internet of things, TV and video and digital games.

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New generation 4G LTE networks are also expected to be rolled out all over the world, especially in emerging countries. Asia has taken the lead in rolling out LTE and accounts for over a third of the world’s customers with access to this technology. Europe, with its slower roll out pace, is expected to more than double its LTE customer base in 2013 (source: Pyramid Research 2012).

Finally, the adoption of joint investment models and network sharing between operators is expected to accelerate under the pressure of lack of frequencies and rising network roll out costs. Regulation authorities are expected to favor this type of movement and pooling could therefore accelerate in the European mobile sector (Germany, Italy, Spain) and in the United States.

FIGURE 4: ESTIMATED GROWTH IN IP TRAFFIC BETWEEN 2011 AND 2016

Source: Cisco VNI 2011-2016

6.2   FRANCE TELECOM-ORANGE STRATEGY

On July 1, 2010 Stéphane Richard launched conquests 2015, the France Telecom-Orange strategic project. It is the product of a broad collaboration among the Group’s various countries and corporate functions, and sets forth its goals in each of four key areas: people, customers, networks, and international development.

In 2012 France Telecom-Orange continued to implement its adapt to conquer strategic roadmap, which breaks down the Conquests 2015 goals into specific action items and quantifiable targets. The Group’s ambition is to build the solid foundation it needs to meet the challenges of tomorrow’s complex, constantly-shifting regulatory, competitive, business, and technological environments.

The Business Environment

France Telecom-Orange’s business model is shaped by its constantly-shifting business environment, which raises new challenges as well as growth opportunities:

•

the explosion in demand for telecom services, fuelled largely by today’s multi-screen consumers, ubiquitous Internet connectivity, and profusion of online services—especially through social networks—constitutes a major growth driver for the Group;

•

heightened competition in several of the Group’s markets is forcing it to differentiate itself from its peers. Technological breakthroughs like the transition to everything-over-IP are driving convergence between computers and networks and between fixed-line, mobile, and Internet services, requiring the Group to remain at the cutting edge of the latest advancements;

•

tough regulatory pressure on call termination and roaming rates and tighter standards on consumer data protection and net neutrality mean that the Group must stay on top of the latest regulations and continuously adapt its operations accordingly.

To respond to these challenges, seize new opportunities, and penetrate promising new markets and regions, France Telecom-Orange can capitalize on world-class assets such as:

•

its talents: 172,000 employees around the world;

•

its networks: a 2-billion-euro investment by 2015 to roll out fiber in France’s highly populated areas, a 4G network, and submarine cables;

•

its customers: 230.7 million at December 31, 2012;

•

a strong local presence in 33 countries with 7,000 Orange shops worldwide (including 1,200 in France);

•

a powerful brand: Orange is the eighth-most valuable telecom brand worldwide, worth some 15.4 billion dollars (source: Millward Brown).

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Conquest 2015 our Strategic Project

Conquests 2015 will leverage France Telecom-Orange’s unique strengths to seize these growth opportunities. The project focuses on four key areas: people, customers, networks, and international development.

The Group has set ambitious objectives in each of these areas.

People	Networks	Customers	International development
• adopt a proactive, responsible HR policy • train our managers and empower them • provide career and skills development support for all employees • foster a healthy, constructive working environment	• expand coverage and boost connection speeds to support the explosion in usages and data • continuously improve our service quality • create value from our connectivity services	• support customers in today’s digital age • enhance the content we offer • leverage our capacity for innovation to develop new services • protect our customers’ data privacy	• serve 300 million customers by 2015 • double revenues from emerging countries by 2015 and increase revenues from the Business segment to one billion euros by 2015

Adapt to Conquer our Strategic plan

The Group’s adapt to Conquer strategic plan consists of a series of operational programs launched in 2011 with the goal of speeding project implementation. These programs are being rolled out over different periods. The Group’s country operations and other divisions are also implementing their own action plans to meet their specific Conquests 2015 objectives.

The Operational Programs

The hard-working men and women at France Telecom-Orange are the key to the Group’s success. To support their development, the Group introduced a new social contract in 2010 with concrete measures based on agreements with trade unions and feedback from collective meetings and Group-wide assemblies. This was followed in 2011 with the Group-wide Orange People Charter.

Another key element of France Telecom-Orange’s strategy is customer-focused innovation, which gives the Group a lasting competitive advantage and opens the door to new growth drivers. Anticipating new consumer habits, identifying the next breakthrough technologies, and putting its resources behind the most promising advancements, the Group recently restructured its innovation chain under the Nova+ program to make full use of its solid capacity in this area.

France Telecom-Orange has also established a framework outlining priorities for its research and innovation efforts. It covers seven innovation fields; five involve developing cutting-edge products and services and two involve leveraging the Group’s strengths:

•

innovate in the Group’s existing activities to grow revenues from communication services and from monetizing data services;

•

innovate in new markets and their ecosystems, to spur revenue growth in fields like security, safety, privacy, cloud services, and the Internet of things;

•

innovate to develop and transform France Telecom-Orange’s strengths and meet the challenges and opportunities in the fields of smart networks and the Orange Universe (providing an unparalleled customer experience that is coherent across all devices thanks to the Orange user interface, the aggregation of the best content) and services, multi-screen distribution, access convergence, and an intensive partnership strategy.

The Group has set up a new organization-wide project management system for six of its strategic priorities —the Orange user interface, content aggregation, seamless wireless access, payment and contactless, smart cities and smart networks for wholesale—in order to speed their development. The other strategic priorities like cloud computing and the monetization of data services will be managed as before.

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France Telecom-Orange has also implemented two programs to cut costs and streamline operations:

•

Chrysalid, designed to stem profit margin erosion and respond to the tighter competition in the Group’s markets. It involves identifying best practices and inventive business models, and applying them across the organization insofar as possible. The target for this initiative—set even higher in late 2012—is to slow the increase in the Group’s costs from 2011-2015 by 3 billion euros. In 2012 the Group was on track to meet this target and should meet the interim target of generating 60% of these cost savings by the end of 2013;

•

Customer Experience 2015, designed to make France Telecom-Orange the leader in customer service by 2015. This initiative was launched in 2011 in all European and AMEA countries where the Group operates. It focuses on: service quality; a simplified, segmented product line-up; hassle-free selling and customer service in all distribution channels; support throughout a customer’s lifetime with Orange; and recognition of customer loyalty.

2013 our Strategic Priorities

France Telecom-Orange will focus on three key elements of its strategy in 2013:

•

networks

Networks are at the core of the Group’s business and expertise, and represent a major growth driver. That’s why they constitute a priority focus area for the Conquests 2015 strategic project. In 2013 the Group will continue to invest in network improvements to enhance service quality, accommodate the surge in traffic stemming from shifting consumer habits and the rollout of high-speed broadband, and monetize the added value of “smart” networks for other operators and content developers. The Group will also continue to share networks with other operators, while making sure that this does not impact its service quality or its ability to stand apart from its competitors.

•

customer experience

Providing an unparalleled customer experience is the key to building a loyal customer base, tapping into new sources of growth, and creating recurring revenue streams. In today’s competitive environment, this means offering customers an easy-to-understand product line-up with options that meet their specific needs. It also means providing excellent quality with mobilized staff at customers’ service. The sharing of best practices (like using shared services platforms that save time and money in new product development), the commitment of all its employees, and the guarantee of a simple, coherent customer experience for converged services, are fundamental for France Telecom-Orange to become the benchmark operator in terms of customer experience and service quality in 2015.

•

innovation

To meet the aforementioned challenges, France Telecom-Orange’s solid capacity for innovation is one of its main strengths. This capacity relates to networks, rich communication services (RCS), and data monetization technology, thanks to the Group’s role in driving innovation in all these areas.

Innovation in the following new fields should bring in additional revenues and expand the Group’s margins starting in 2014:

•

cloud computing, with a target of 500 million euros of revenues by 2015,

•

Machine to Machine (M2M) technology, where the Group is a benchmark partner thanks to its reliable service, customized and packaged solutions, and coverage suited to customers’ needs. The target is to reach 10 million SIM cards by 2015,

•

contactless (NFC) and mobile payment technologies, and in deepening the success of Orange Money in the AMEA region.

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6.3   OVERVIEW OF BUSINESS

At the end of 2012, the France Telecom-Orange Group grew its worldwide customer base by 2.3% year-on-year to 230.7 million, adding an additional 5.2 million customers, including 172.4 million cell phone customers (excluding MVNOs) (up 3.5%) and 14.9 million broadband customers (up 3.4%).

This increase primarily reflects the growth of mobile phone services in Africa and the Middle East, where numbers rose 9.4% to 81.6 million customers as at December 31, 2012, (an additional 7 million cell phone customers). Other countries contributing significantly include Poland, where Orange added 237,000 customers, Spain, gaining 176,000 customers, Moldova, with an additional 162,000 and the Dominican Republic where customer numbers grew by 108,000. The increase in customer numbers was also substantial in France in the mobile segment (an additional 100,000 customers), given the fiercer competition in the market.

The number of broadband customers rose by 3.4% per year to 14.9 million at 31 December, 2012, with an additional 494,000 customers, 295,000 of which are in France and 131,000 in Spain. Gains were also made in Slovakia, Egypt and Jordan. Fixed-line broadband connections at December 31, 2012 include 234,000 fiber-optic connections, 176,000 of which are in France and 56,000 in Slovakia.

Digital TV (IPTV and satellite) was up 15% in Europe to 5.9 million subscribers at December 31, 2102 (+770,000 customers in a year), chiefly in France and in Poland, but also in Slovakia and Spain.

In Africa, the Orange Money app is now sold in 13 countries and has 5.6 million customers, an increase of 2.4 million in 2012.

In 2012, the Group generated 43.5 billion euros in revenue.

The Group’s business is presented in the Registration Document, broken down into the following operating segments: France, Poland, Spain, Rest of the World, Enterprise Communication Services, International Carriers and Shared Services. The financial indicators mentioned in this chapter, such as Ebitda and Capex, are financial aggregates that are not defined by IFRS. For more information, see Chapter 9, section 9.1.5.4 and the Financial glossary appendix. Unless otherwise indicated, the market shares indicated in this chapter correspond to market shares in terms of volume.

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6.3.1   France

6.3.1.1    The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	63.4	65.2	64.9
Households (in millions)	27.6	27.4	27.1
Growth in GDP (%)	+0.2%	+1.7%	+1.5%
GDP per capita (in dollars PPP)	35,520	35,049	33,910
Change in consumption per household (%)	-0.1%	0.3%	1.4%
Sources: IMF – INSEE

TELECOM SERVICES RETAIL MARKET REVENUES (IN BILLIONS OF EUROS)

Source: Arcep (year-on-year cumulative to Q3 2012)

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Arcep (Q3 2012)

Impacted by the crisis in the Euro zone, the French economy avoided slipping into recession in 2012, despite the slowdown in the economy, a decline in business investment and stagnating household consumption. GDP growth in 2012 is estimated at +0.2% compared with +1.7% in 2011 (source: INSEE, October 2012).

After an initial slowdown in 2011, related to not passing on the higher VAT rate to customers on their bills, the telecommunications market continued to contract in 2012 with revenues falling 4.8% year-on-year (source: Arcep, January 10, 2013).

At September end, 2012, revenue from fixed-line services continued to fall (down -1.7% year-on-year, source: Arcep, January 10, 2013), due to the continued erosion in narrow-band services, which was not offset by the growth in revenue from broadband services.

Mobile services revenue continued the decline started in 2011 (-2.8%) to fall -6.2% year-on-year to end-September (source: Arcep, January 10, 2013). The increased VAT on broadcast access, effective from February 1, 2011 in France (and not passed on to the customer), the introduction of more commitment-free packages and lower prices all contributed to accelerating this downward trend.

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Fixed-line telephony market

NARROWBAND

	2012	2011	2010
Revenues (in millions of euros)	5,620	6,310	7,329
o/w PSTN access	3,674	3,979	4,372
o/w PSTN communications	1,830	2,170	2,717
o/w narrowband Internet	22	30	46
o/w other (phone cards and public phones)	94	131	194
Number of subscriptions (in millions)	39.4	40.0	40.4
PSTN	17.6	19.3	21.5
VoIP	21.8	20.8	18.9
o/w VoIP-only	16.2	14.8	12.6
Traffic	112,026	111,845	111,768
PSTN traffic (in millions of minutes)	34,437	39,761	47,402
VoIP traffic (in millions of minutes)	77,589	72,084	64,366
Source: Arcep (Q3 results 2012 - year-on-year cumulative for revenue and traffic in 2012)

Revenues generated by fixed-line narrowband services continued to decline (down -14.1% year-on-year at end-September 2012), driven down by the drop in subscriptions and in narrowband call volumes as customers opt for VoIP services (posted under broadband revenues).

The fall-off in the number of subscriptions continued (-1.7% year-on-year), as the proportion of calls using Internet telephony or VoIP increased (55% at end-September 2012, compared with 52% at end-December 2012). The introduction of attractive dual-play, triple-play and quadruple-play packages is set to ensure this trend continues. However, the annual pace of growth is slowing steadily (+7.2% year-on-year at end-September 2012, vs. +9.8% at end-December 2011), and no longer offsets the decline in switched network subscriber numbers.

BROADBAND AND HIGH-SPEED BROADBAND

	2012	2011	2010
Revenues (in millions of euros)	10,223	9,728	9,213
o/w Internet access and VoIP service	8,477	8,005	7,578
o/w billed VoIP calls	562	668	755
o/w other Internet access revenues	1,184	1,055	880
Number of subscriptions (in millions)	23.6	22.7	21.3
Broadband	22.1	21.4	20.9
o/w ADSL	21.7	21.0	19.9
o/w other broadband subscriptions	0.4	0.4	1.0
High-speed broadband	1.5	1.3	0.5
Number of IPTV subscriptions (in millions)	13.2	12.2	10.7
% of lPTV over ADSL access	60.8%	58.1%	53.8%
Source: Arcep (Q3 results 2012 - year-on-year cumulative for revenue in 2012)

The number of broadband and high-speed broadband accounts continued to climb steadily at end-September 2012 (+5.7%), although at a slightly slower pace than the +6.6% at the end of December 2011. Of the 23.6 million broadband customers, the number with TV access grew 12.7% to 13.2 million in the year. ADSL accounts for 91.9% of Internet access, while high-speed broadband (including fiber optic) rose 10.5% in nine months with 1.5 million accounts at end-September 2012.

Television over ADSL has experienced strong growth, with the proportion of ADSL subscribers taking a television service up 4.1 points annually to 60.8% at end-September 2012.

Growth in revenues generated by broadband and high-speed broadband continued at a rate of +6.8% year-on-year to end-September (compared with +5.6% at end-December 2011), as the number of subscribers increased. However, the expansion of offers proposed by many providers that include unlimited calling to mobile phones from modem/routers eroded this trend as the percentage of out-of-bundle calls shrank. Packages including unlimited VoIP calls to fixed-lines and mobiles in mainland France introduced early in 2011 have increased across the market. Revenues from ISP and out-of-bundle VoIP calls, which represent 88.4% of total broadband and high-speed broadband revenues, grew by 5.8% (year-on-year to end-September).

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During 2012, bundled packages became firmly rooted in the French market, with offers including fixed-line telephony, mobile, Internet and television services. The spread of Internet access has gone hand-in-hand with the type of Web use fostered by the growth of social networks, TV, as well as music and video downloads.

Mobile telephony market

	2012	2011	2010
Revenues (in millions of euros - excluding revenues from incoming calls)	18,039	18,966	19,511
o/w voice	12,637	13,744	15,006
o/w messaging (SMS, MMS)	2,642	2,617	2,416
o/w data access	2,760	2,605	2,089
Number of customers (in millions)	72.0	68.6	65.1
o/w subscription	53.5	49.0	46.4
incl. prepaid	18.5	19.6	18.7
o/w active 3G customer base	31.5	27.7	22.9
o/w data subscribers only	3.3	3.2	2.7
Average bill (euros per month, year-on-year)	21.6	24.1	26.7
Traffic (in millions)
minutes from mobile phones	113,906	105,629	103,235
number of SMS	176,546	147,036	103,186
AUPU (in minutes per month)	135	132	137
Source: Arcep (Q3 results 2012 - year-on-year cumulative for revenue and traffic in 2012)

The number of subscribers to mobile telephone services (number of SIM cards in use) was 72 million at the end of the third quarter of 2012, a yearly increase of 7.4% vs. 5.4% at the end of 2011. The mobile penetration rate was 110.3% at end-September 2012 (source: Arcep, Q3 2012) an increase of 7 points year-on-year.

The number of subscribers rose a strong 11.2% in the year, with almost 6 additional percentage points added in nine months. The entry of a fourth mobile operator to the French market in January 2012, positioned solely in the subscription segment, accelerated the growth of contract customers, to the detriment of prepaid cards. The percentage of customers with voice or voice-data contracts grew substantially (+9.5%) year-on-year (source: Arcep, January 2013), while capped contracts declined considerably (-14.3% year-on-year vs. -4.1% at end-December 2011). The growth of unlimited plans at equivalent or lower rates than capped contracts attracted cost-conscious subscribers anxious to avoid incurring additional out-of-bundle charges.

Conversely, the year saw a marked decline in prepaid cards, with negative growth of -2.2% at the end of September 2012, compared with positive 4.9% at the end of December 2011. With the introduction of commitment-free plans, offering more flexibility at lower rates, some consumers have migrated from prepaid cards to these entry-level plans.

3G continues to grow at a robust pace (+19.5%), dynamized by the development of multimedia handsets or smartphones with packages offering unlimited mobile Internet access. According to Arcep, 45.6% of active customers used multimedia services at end-September 2012 (voice, TV, video telephony, data transfer, and dedicated Internet SIM cards).

Mobile call traffic has risen 7.7% (calculated year-on-year) gaining almost four points compared with 2011, a trend explained by the growth in unlimited voice calls with the arrival of Free Mobile. However, annual growth in SMS traffic has slowed (from +49.5% at end-September 2011 to +29% in 2012) reflecting the maturity of unlimited text offers present in the market for several years now.

The annual decline in revenues from mobile services has accelerated (-6.2% at end-September 2012 vs. -2.8% at end-2011). Impacted in 2011 by the increase in VAT on broadcast access services, 2012 revenues were hit by lower prices, the development of new commitment-free contract plans and the inclusion of unlimited offers in contracts.

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6.3.1.2    The Competitive Environment

Fixed-line telephony and Internet

BROADBAND INTERNET MARKET SHARE

Source: France Telecom-Orange estimates (2012 data as of end-September)

France Telecom-Orange leads the French broadband market, ahead of its competitors, Free, SFR, Bouygues Télécom, and Numericable, with a 41.6% market share at the end of September 2012, down slightly year-on-year (-0.7 points). The year was marked by the integration of Darty Télécom’s 282,000 customers in Bouygues Télécom’s customer base in the third quarter (source: Bouygues Télécom, November 2012).

Orange is the market leader in the bundled packages segment, with more than 3 million customers subscribed to its Open package at the end of 2012. Bouygues Télécom and to a lesser degree, Numericable, also offer this type of package, while SFR and Free work on a discount basis, offering lower rates to customers who take out a mobile contract and a broadband contract with the same operator.

All operators in the French market offer new-generation boxes to their customers, providing access to an improved television package through a high-definition interface with easy TV catch-up navigation, and access to a catalog of films and video on demand (VOD). Customers can also opt for cloud gaming. 2012 saw the introduction of Social TV, a technology that allows instant social media interaction via the television set.

High speed broadband

Operators entered into cooperation agreements for the roll-out of fiber-optic networks for high-speed broadband, with a range of different joint-investment and resource-sharing signed in 2011 and 2012 between the four main telecoms in the market, Orange, SFR, Free, and Bouygues Telecom, to develop FTTH networks in France.

Mobile Telephony

MOBILE MARKET SHARE

Source: France Telecom-Orange estimates (2012 data as of end-September)

2012 saw the entry of a fourth operator, Free Mobile, into the competitive landscape.

In addition, there were a number of tie-ups in the year, such as the purchase by Bouygues Télécom of Darty Télécom’s and Simyo’s customer bases (64,000 and 103,000 customers, respectively) in the third quarter of 2012 (source: Bouygues Télécom, November 2012). In September 2012, Orange and Carrefour revised their partnership model and switched from an MVNO to a brand license model.

France Telecom-Orange has retained its leadership position in the French mobile market, ahead of competitors SFR, Bouygues Télécom, Free Mobile, and other MVNOs. It had 37% of the market at the end of September 2012, down slightly year-on-year (-2.7 points), according to its own estimates.

Segmentation of the subscription market intensified in 2012, with the development of a low-end offer segment, illustrated by commitment-free SIM-only plans, contrasting with the high end, where operators offer handset subsidies and a dedicated range of services.

As a result, new brands have become firmly established in the competitive landscape, including Sosh (Orange), B&You (Bouygues Télécom), Red (SFR), Joe Mobile (MVNO), and Free Mobile, characterized by Web-based distribution and offering customers commitment-free, SIM-only plans (with no handset subsidy). Plans generally include unlimited “voice” calls and texts and a range of data offers, with the standard at roughly 3 GB per month. Operators also sell handsets, in addition to this type of plan.

Operators have also beefed up their services in the subsidized handset market and adapted their pricing policy: Orange introduced its Origami plans with Zen, Star and Jet levels, while SFR offers Silver, Gold and Platinum plans.

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In contrast, the prepaid market contracted by some 5.5% in the first nine months of 2012 (source: Arcep Market Observatory, January 2013). Against this backdrop, operators have adapted their packages to new customer demand, offering unlimited top-ups for both calls and text, as well as prepaid cards with no expiration date limit. Nonetheless, the low-cost international calls segment of the prepaid market remains very dynamic, with a number of operators offering this type of community service to international destinations (Ortel, Lycamobile, Lebara and BuzzMobile).

Lastly, in the wholesale market, the introduction of Full MVNO agreements between network and virtual operators in 2011 continued in 2012. Lycamobile signed an agreement with Bouygues Télécom in 2011, while Omea Telecom and NRJ Mobile signed one with SFR. 2012 saw Orange team up with two partners, Omea Telecom and NRJ Mobile.

6.3.1.3    Orange France’s activities

FINANCIAL INDICATORS

(in billions of euros)	2012	2011	2010
Revenues	21.4	22.5	23.3
Fixed-line and Internet	12.4	12.9	13.5
Mobile	10.7	10.9	10.8
EBITDA	6.8	8.6	8.8
as % of revenues	31.8%	38.0%	37.8%
CAPEX	2.7	2.6	2.6
as % of revenues	12.7%	11.6%	11.0%
Source: France Telecom-Orange

France Telecom-Orange provides the following additional financial indicators for its Internet and fixed-line and mobile telephony activities in order to compare them with the domestic data of its peers. These additional indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

(in billions of euros)	2012	2011	2010
Fixed-line and Internet EBITDA	3.4	4.9	4.9
Mobile EBITDA	3.3	3.7	3.9
Fixed-line and Internet CAPEX	2.0	2.0	1.9
Mobile CAPEX	0.7	0.6	0.7
Source: France Telecom-Orange

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Fixed telephony and Internet activities

KEY INDICATORS

	2012	2011	2010
Revenues (in billions of euros)	12.4	12.9	13.5
Consumer Services	7.5	7.9	8.4
Wholesale Services	4.4	4.5	4.5
Other services	0.4	0.5	0.6
Number of telephone lines (in millions)	30.2	30.0	29.7
o/w retail lines	17.6	18.5	19.6
o/w wholesale lines	12.6	11.4	10.2
Number of Internet customers (in millions)	10.0	9.8	9.4
o/w narrowband	0.1	0.2	0.2
o/w broadband	9.9	9.6	9.2
Voice over IP subscribers	8.4	8.0	7.5
ADSL TV or satellite subscribers	5.1	4.4	3.5
Pay-TV subscribers	2.2	2.2	2.0
ARPU (in euros per month)
Fixed telephone lines	34.6	34.6	34.9
Broadband Internet	37.3	36.5	37.0
Source: France Telecom-Orange

The range of services in the Home segment in France is made up of:

•

traditional fixed-line telephony and related services (sale and rental of narrowband handsets);

•

online, Internet access, and multimedia services;

•

advertising-management and Internet portal business;

•

content-related business;

•

carrier services.

Traditional Fixed-Line telephony services and other consumer services

Orange’s traditional fixed-line telephony services provide access to the network, local and long-distance telephone communication services throughout France, and international calls. In addition, Orange offers its fixed-line telephony subscribers a broad range of value-added services.

The price of telephone communications services is subject to regulation.

Further to the rapid growth in full unbundling, wholesale subscriptions, and wholesale naked ADSL access to third-party Internet service providers, traditional telephone service business is on the decline. This downward trend has stabilized in terms of both revenues and PSTN connections (-15% and -13%, respectively, compared with end-December 2011), reflecting the dynamic marketing strategy deployed in 2012 to simplify offers while offering more comprehensive services. Since February 2012, all commitment-free Optimale offers include national and international mobile and fixed-line calls with a choice of calling times for customers.

Other consumer services (public phones, cards, information services) have also been slowing for several years. Orange, while gradually reducing the number of public telephones, does maintain existing public telephones under Universal Service. Competition for phone cards is very strong, particularly for international destinations. In the context of information market deregulation, Orange, backed by its experience, offers a full range of telephone information services, organized into multi-channel voice and Web formats (118712.fr and orange.fr, “directories” section).

Online Internet access, and Multimedia services

Along with mobile, Internet and Multimedia is one of the Group’s growth engines. The Internet market, however, is reaching maturity, reflected in high customer volatility, accelerated at the start of the year by Free Mobile’s arrival in the market. To retain the loyalty of its customers, Orange consistently improves the quality of its service, simplifies its product range and expands its range of value-added services (fixed-line to mobile calls, content, VOD, TV recorder, high-capacity broadband and Cloud).

At the end of December 2012, the total number of Internet customers was 10 million, an annual increase of 2.5%. There were 8.4 million Liveboxes rented at end-December 2012, up +4.2% compared with end-December 2011. Orange’s dynamic sales and marketing policy boosted the success of its Open quadruple play offers and had 3 million customers at the end of December 2012, (up from 1.2 million in the same period the previous year).

With 8.4 million customers at end-December 2012, IP telephony continued to grow, but at a slightly lower rate of 4.2%, hit by increased competition in the market.

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Television on ADSL and by satellite grew 15.8%, with 5 million customers at year-end. More and more people in France watch television programs on media other than their TV screen, with 67% watching programs, sports and films on their computer, tablet computer or smartphone (source: OTO Research, May 2012). In response to these changing patterns, France Telecom-Orange introduced new services in 2012 to use tablets and smartphones to control TV and store films, photos and music in the Cloud.

Broadband ARPU also improved (reaching 36.1 euros in the first three quarters of 2012, and 37.3 euros in the last quarter). The decrease in IP telephony revenues, due primarily to the expansion of geographical areas included in unlimited plans and to the inclusion in new offers of unlimited calling to mobile devices from a modem, was offset by the increase in revenues from television and from content.

Revenues from the Internet and on-line services grew 4.9% year-on-year (on a comparable basis at end-December) and gained 2.7 points compared with 2011. This is equivalent to 56.9% of all Consumer revenues. This growth stems from the increase in the number of connections.

In February 2012, Orange also responded positively to the French government’s request for an Internet package for low-income households, offering broadband Internet access and unlimited national fixed-line calls to these customers.

Internet portals and advertising management business

The Group’s main Internet portal, Orange.fr, has multi-screen availability: web, mobile and tablet computer. Orange.fr is the sixth largest Web operator, after Google, Facebook, MSN, Youtube, Microsoft and Wikipedia, with 20.9 million unique visitors, representing coverage of 46.9% of Web users connected at least once a month (source: Nielsen/NetRatings, France panel, December 2012). On mobile devices, Orange.fr is in seventh position in terms of audience with 7.9 million unique visitors, behind Google, Facebook, Youtube, and iTunes (source: Médiamétrie/NetRatings official panel, December 2012).

These are now the key portals for advertising and relaying the Group’s range of products and services, in addition to its physical presence for customers. They are monetized with income streams generated primarily from advertising, operated by the Group’s business (Orange Advertising). This advertising management department sells advertising space for about 20 third-party sites, both web and mobile. 2012 was a difficult year for advertising, especially in the second half, and Orange Advertising was not spared, with 2012 revenues down 6.5% year-on-year.

Content-related activities

Orange offers free and paying content services, through paid program packages, Video On Demand (VOD), SVOD subscriptions, music and game offers, aimed at increasing the appeal of services by providing customers with interactive and delinearized content.

Orange also distributes content provided by third parties (television, games, music) on fixed-line and mobile networks both in France and abroad. It distributes its own cinema series in France either directly, or through third-party distributors since 2012.

Orange is mainly focused on its role of aggregating content, in line with its new strategy based on developing partnerships to offer new services for its customers with a focus on multi-screen, interactivity and on-demand programs. For music content Orange has a partnership with Deezer. In gaming, Orange’s range is available on multi-platform (PC, mobile, tablet and TV) in partnership with the leading video game publishers (EA, Ubisoft and Activision) and relies on its network capacities to offer innovative and attractive content services to its customers. Orange launched cloud gaming on TV in 2012 and co-produced the game Alt minds (a transmedia investigation game).

For more information on offers and content, see the Content paragraph of section 6.3.6.2 Shared Services.

Carrier services

Carrier services include interconnection services for competing operators and unbundling and wholesale market services, regulated by Arcep. The growth in business on the wholesale market partially offsets the decline in interconnection service revenues.

The first wholesale offers available to alternative operators (national IP offer, regional bitstream offer, and partial unbundling offer) required that the end customer also have a telephone subscription with France Telecom-Orange. In 2004, with the growth in full unbundling, operators were able to start offering broadband access with no subscription for traditional telephone services. Since the introduction by France Telecom-Orange in 2006 of a wholesale sales offer for subscriptions to telephone service and a wholesale offer for naked ADSL, the other operators have been able to propose offers which include line subscriptions. Nonetheless, the full unbundling offer remained France Telecom-Orange’s most-subscribed offer in 2010.

Since 2006, naked bitstream has been added to full unbundling outside unbundled areas to allow alternative operators to extend their non-subscription broadband offers to the entire territory. Since then, this type of access has steadily increased.

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Mobile telephony activities

KEY INDICATORS

	2012	2011	2010
Revenues (in billions of euros)	10.7	10.9	10.8
Total number of customers (in millions)	27.2	27.1	26.9
o/w contract	19.7	19.5	19.0
o/w prepaid	7.5	7.6	7.9
o/w broadband (3G)	12.4	11.0	9.4
o/w broadband only (3G dongles)	1.7	1.6	1.4
Number of MVNO customers	2.3	3.4	2.8
Total ARPU (in euros per month)	336	375	387
ARPU subscriptions	431	476	492
ARPU prepaid	100	129	149
ARPU voice	202	240	266
ARPU data	134	135	120
Total AUPU (in minutes per month)	206	193	188
Churn rate (%)	28.7%	27.5%	25.8%
Source: France Telecom-Orange

Growth in the total number of Orange mobile customers was stable at +0.4% on an annual basis in Q4 2012, compared with +0.6% at the end of 2011. Despite the arrival on the scene of Free Mobile in February 2012 and fiercer competition, the momentum built up by Orange and its effective sales actions (restructuring of its offers based on market segmentation, improvements in prices and services) ensured it maintained its 27.2 million customers at end-December 2012.

January 2012 saw Orange review its Sosh low-cost range (commitment-free SIM-only offer distributed only on line) to offer uncapped contract offers at competitive rates (from 9.90 euros to 24.90 euros per month), including unlimited calls and access to high-capacity mobile broadband. Sosh had 794,000 customers at end-December 2012.

The Origami range was revamped in May 2012 into a three-tier structure (Zen, Star and Jet), with SIM-only or handset options, aimed at two distinct customer typologies (pragmatic and digital). The range was simplified and distilled from 14 different contracts to eight, with the addition of new services for the Star and Jet packages in particular (customized statement, smartphone support, premium services with Internet volume and speed options available with 4G access, music through Deezer, unlimited calls, Cloud data storage, etc.) and competitive rates with prices reduced by roughly 20 to 30% across the range.

With its flagship Open offer, Orange is focusing its strategy on households. Open is a multi-line product, with the option to include up to four mobiles at preferential rates, together with Internet options (varying speeds and volumes) to suit a range of customer needs.

Aimed at low-income customers, M6 was introduced in April 2012 and now includes an entry-level contract at 9.90 euros per month, with 60 minutes of calls and unlimited texts and access to Orange customer service.

Orange increased its core Open and Origami volume and brought down the cancellation rate (from 22.9% in the first half of 2012 to 18.9% in the second half) as a result of restructuring its mobile plans, based on market segmentation (first-time and high-end customers), and value-added management (with more services included in the higher end contracts). Overhauling its offers also served to improve the customer mix in 2012. Subscription contracts accounted for 72.5% of customers at end-December 2012, up from 71.9% at end-2011.

At the same time, the MVNO customer base hosted on the Orange network declined substantially (-31.7% annually) due to the success of low-cost offers and greater competition at the low end of the market.

In March 2011, Orange and Free Mobile signed a national roaming agreement for 2G and 3G, giving Free Mobile access to Orange’s France-wide network of mobile phone masts. Orange received the revenues generated by this national roaming agreement in 2012, after the commercial launch of Free Mobile.

Average revenue per user (ARPU) was down 10% year-on-year in the fourth quarter of 2012. This decrease reflects the impact of tariff adjustments across all mobile plans, the penetration of low-cost offers, and the negative impact of an average fall of 50% in voice interconnection charges between French mobile operators. Stripping out inter-operator revenues, ARPU declined 4.5%.

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France Telecom-Orange launched a new 4G offer for business customers in November 2012 in four cities in France (Lyon, Lille, Nantes and Marseille) priced at 79 euros. Machine to Machine (M2M) SIM cards continue to post robust growth, rising 49.5% year-on-year with 1.3 million cards at year-end. M2M is a growth driver for the company, in terms of services, usage, process optimization and productivity gains.

In the business market, Orange continues to develop mobile data offers, focusing on smartphone/tablet or PC with Duo options and Performance Duo contracts. The Group also continues to expand convergence offers with its Open Pro range available on fiber-optic.

Orange is strengthening is role as a partner in the business market offering Cloud Pro applications and new on-demand services (such as IT and telephone support provided either remotely or on site).

FIXED-LINE TELEPHONY AND INTERNET OFFERS

Type	Name/Price	Main characteristics
High-Speed Internet - ADSL or Fiber-Optic Broadband	Découverte Internet, 21 €/month	• no minimum period or cancellation fee • requires a fixed-line telephone subscription • Internet access from 1 to 8 Mbps
	Optimale Internet, 38.90 €/month	• 12-month subscription • requires a fixed-line telephone subscription • broadband Internet access up to 20 Mbps • unlimited telephone calls to fixed lines (in France and over 100 destinations)
Livebox Zen 28.90 €/33.90 per month (with or without subscription) (fiber-optic for the same price as ADSL)

•

12-month subscription

•

broadband Internet access, 20 Mbps/s or 100 Mbps/s for fiber

•

unlimited VoIP calls (to fixed lines in France and over 100 destinations)

•

TV (up to 160 channels)

•

premium music service with Deezer (5 €/month)

•

50 GB Cloud storage

•

mobile Internet anywhere with the Let’s Go 100 Mb contract (5 €/month)

Livebox Star 34.90 €/39.90 per month (with or without subscription) (fiber-optic for the same price as ADSL)

•

12-month subscription

•

broadband Internet access, 20 Mbits/s or more than 100 Mbits/s for fiber

•

unlimited VoIP calls (to fixed lines in France and over 100 destinations)

•

unlimited calls to cell phones in France

•

TV (up to 160 channels)

•

video pass with 100 films included

•

80 GB TV recorder

•

50 GB Cloud storage

•

premium music service with Deezer (5 €/month)

•

mobile Internet anywhere with the Let’s Go 100 Mb contract (5 €/month)

TV Offers		• various thematic bundles proposed (Orange Cinema Series, BeIN Sport, premium games, entertainment pack, video on demand incl. up to 7,000 videos, etc.)
Narrowband Internet	Postpaid or prepaid 10 € for 30 hours, 20 € for unlimited
Fixed-Line Telephony	Optimale from 2 hours to unlimited, from 19.90 € to 39.90 € per month, prepaid

•

from 2 hours to unlimited fixed-line calls in France and over 100 destinations, and to mobiles in France

•

fixed-line telephone subscription included

•

three services included (caller ID, call transfer, call signal, etc.)

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MOBILE TELEPHONY OFFERINGS

Type	Name/Price	Main characteristics
Capped contracts	M6 Mobile by Orange from 14.90 € per month with subscription SIM Only: 5 €/month reduction

•

offer intended for 18-25 year-olds and those on limited budgets

•

12-month or 24-month subscription, or prepaid option

•

three contracts

•

two contracts with 200 - 500 MB Internet and email

•

capped or uncapped

•

unlimited SMS and MMS to all operators

•

access to some channels (M6, W9, Music, téva, etc.) from the M6 mobile portal

•

access to social networks

Origami contracts

Origami zen (simplicity),

(from 24.90 € to 29.90 € per month)

Origami star (Internet up to 2 GB)

(from 29.90 € to 49.90 € per month)

Origami jet H+ (high-capacity broadband, unlimited in France or abroad),

(from 69.90 € to 159.90 € per month)

SIM only: reduction of between 5 € and 20 € per month

•

offers intended for users of mobile broadband and high-capacity mobile broadband

•

12-month or 24-month subscription, or prepaid option

•

three ranges of contracts for adjustable durations according to needs  (from 1 hour to unlimited for Origami jet in France or internationally)

•

unlimited hours/shared (three people) and access to multimedia use on mobile phones

•

unlimited SMS and MMS in metropolitan France or abroad

•

premium music service (5 €/month except Origami Star and Jet: included)

•

Internet access, 30 or 70 TV channels and unlimited emails (except Zen)

•

access to 50 GB Orange Cloud

•

new mobile every two years at competitive rates

Prepaid	La Mobicarte Prepaid With mobile handset (from 19.90 €) No handset: 7.90 € Two top-up ranges (classic and unlimited) national voice calls: 0.40 €/minute SMS: 0.10 €/SMS data: 0.50 €/minute

•

5 € call credit

•

3 free services included

•

free credit with all unlimited calls recharges

•

classic recharges (eight options from 5 € to 100 €, with unlimited calls and texts from 9.00pm to midnight)

•

unlimited recharges (two options from 10 € to 30 €, with unlimited calls and texts for one week, two weeks, or one month)

Sosh	prepaid from 9.90 € to 24.90 € per month

•

offer intended for 18-35 year-olds

•

prepaid

•

SIM-only

•

unlimited contract with data limited to between 1 GB and 30 GB and H+(high-capacity broadband)

•

Unlimited SMS MMS (within Europe for packages from 19.90 € to 24.90 €);

•

100% digital

Mobile, Tablet, and Laptop Broadband	Let’s go offers (for intensive or less frequent Internet use) (from 2 € to 59 € per month, with subscription) (from 6 € to 63 € per month, without subscription)

•

choice of three offers according to need

•

two specific high-capacity broadband packages with 1 to 5 GB data and up to 42 Mbps with: emails and unlimited Orange Wifi - TV access (70  channels) – VoIP – modem – Orange Cloud

•

one recharge contract with three recharge options, 1, 7, or 15 days, up to 14.4 Mbps with: e-mails and unlimited Orange Wifi – TV access (30 channels) – VoIP – modem – Cloud Orange

BUNDLED PACKAGES

Type	Name/Price	Main characteristics
Open contracts

Quadruple play offers (Internet, mobile, television and VoIP)

Open star at 44.90 € per month

Open style at 54.90 € per month

Open up H+ (high-capacity broadband) at 69.90 € per month

Open top H+ at 89.90 € per month

•

four contracts to suit a range of needs

•

12-month or 24-month subscription

•

fixed telephony: unlimited fixed-line calls in France and to over 100 destinations, unlimited mobile calls in France (from one hour to unlimited, depending on contract, excluding Open start)

•

mobile telephony from one hour to unlimited calls (the range for unlimited varies by contract)

•

200 MB to 3 GB Internet and access to H+ high-capacity broadband for Open up and Open top

•

Deezer premium music for Open up and Open top

•

services included: livephone, Orange Cloud and Family Wall

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    42

Type	Name/Price	Main characteristics
Multiline Open contracts	Mobile or tablet contracts at preferential family rates (up to four people)

•

four mobile contracts:

•

Open edition M6, 14.90 € per month: 60 minutes of calls, unlimited SMS and MMS with choice of either 200 MB Internet or unlimited calls to three fixed-line or mobile numbers

•

Open style multiline, 24.90 € per month: 120 minutes of calls, unlimited with several choices, 500 MB Internet, unlimited SMS and MMS

•

Open up H+ multiline, 39.90 € per month: unlimited mobile and fixed-line calls in France, unlimited SMS and MMS, 2 GB Internet, Deezer premium music

•

Open top H+, 54.90 € per month: unlimited mobile and fixed-line calls in France, unlimited fixed-line calls to Europe, USA, Canada and North Africa, 3 GB Internet, Deezer premium music

•

one Open Let’s Go tablet contract at 19.90 € per month: 1 GB Internet, unlimited email, TV (70 channels)

Distribution and customer relations

BREAKDOWN BY DISTRIBUTION CHANNEL (IN % OF SALES ACTIONS)

Source: France Telecom-Orange

Working with the Marketing Division, the Consumer Sales Division is responsible for sales strategy (drawing up action plans, monitoring and coordinating sales and preparing marketing materials). The Consumer Relations Division steers all aspects of the customer pathway (from ordering through to delivery, billing and after-sales service). It draws up the Group’s relational strategy, as well as its loyalty and customer satisfaction policies. These two entities work together to coordinate and develop all distribution channels, while ensuring consistency and optimizing all channels.

The distribution and customer relations channels consist of:

•

a network of retail stores throughout France. Orange had a network of 601 own retail outlets at the end of 2012, with 18 major stores, 551 exclusive partners (including 464 Orange franchises at year-end), and 4,100 sales outlets in the multi-operator network. Orange continued to develop its franchise business in 2012, adding 78 partner stores under the Orange banner;

•

automated channels, primarily the Orange online store on Orange.fr. Customers can browse the devices, Internet, broadband multimedia and mobile offers available from Orange, and order directly online for delivery to their home. The Group continues to grow this channel, particularly with its online only Sosh offers;

•

mobile customer call centers on the 700 number and fixed-line customer services on the 1014 number, selling mobile and fixed-line offerings respectively, as well as 1013 reserved for calls relating to the provision of universal service;

•

the 3900 customer service and remote support number for fixed-line, Internet, fiber-optic and mobile products (live since December 2010). Orange took close to 60 million calls at its call centers in 2012;

•

customers can also benefit from on-site technical services and support for their use of France Telecom-Orange products and services (installation and assistance). Three million jobs and 255,000 home installations were completed in 2012.

The network

Fixed network

FIXED-LINE UNBUNDLING IN FRANCE (IN MILLIONS)

Source: Arcep, Q3 2012

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    43

FIXED BROADBAND COVERAGE

(as a % of the population)	2012	2011	2010
< 512 Kbps	0.8%	1.0%	1.2%
> = 512 Kbps <= 2 Mbps	10.5%	10.6%	10.9%
> 2 Mbps	88.7%	88.3%	87.9%
Number of copper lines (in thousands)	30,853	30,723	30,515
Number of FTTH-connectible households (in thousands)	1,669.0	926.0	575.5
Number of NRA (in thousands)	15.5	15.1	14.3
Number of Cross-Connection Points (in thousands)	94.0	93.7	93.4
Source: France Telecom-Orange

2012 was marked by:

•

the end of the program to migrate from ADSL to Gigabit Ethernet (GE) technology, resulting in an expanded TV range, GE offers for business customers and higher-rate mobile traffic collection;

•

accelerated FTTH roll-out, increased customer connection capacity, start of deployment in mid-density areas, and the launch of the «detached house» connection offer to speed up the pace of delivery of fiber-optic services to areas with low population density;

•

the opening of the 100% fiber city trial in Palaiseau (sale of fiber-optic products or migration of all available offers);

•

the growth in the VoIP network, with the continuation of the H323 migration to SIP and preparation for IP-SIP interconnection;

•

a modernization program of the copper local loop and technical environment in order to improve network quality.

Orange plans to continue these programs into 2013, accelerating deployment of fixed-line high-capacity on FTTH (increasing speeds 100 Mbps to 200 Mbps) and VDSL, and through partnerships with local authorities (RIP and higher speeds). 2013 will be the first year to see significant volumes of voice traffic switch from TDM interconnection to IP.

Mobile network

Coverage (as a % of the population)	2012	2011	2010
GSM Voice/Edge	99.9%	99.8%	99.8%
3G (UMTS)/HSDPA	98.7%	98.0%	95.0%
Number of 2G radio sites (in thousands)	20.3	19.8	19.3
Number of 3G radio sites (in thousands)	17.5	16.2	14.1
Source: France Telecom-Orange

2012 was marked by:

•

the extension of 3G coverage, notably with the roll-out of UMTS 900 in rural areas to attain 98.5% 3G coverage of the population at the end of 2012 (license commitments were met at the end of 2011 with 98% coverage);

•

the roll-out of high-capacity broadband (H+ -42 Mbps) for 60% of the population in France, including in the major cities, Paris, Marseille-Aix-en-Provence, Lyon, Lille, Nice, Toulouse, Bordeaux, Nantes, Toulon, Douai-Lens, Grenoble, Strasbourg and Avignon;

•

the launch of 4G for business customers in four cities, Marseille, Nantes, Lille and Lyon;

•

the expansion of core network capacity to support the growth in data traffic and 4G.

In 2013 Orange forecasts:

•

the continuation of the rollout of 3G coverage in no coverage areas (RAN sharing);

•

continued roll-out of H+ in densely populated areas;

•

the launch of 4G at the start of the year for the consumer market, and the activation of 4G in a number of major cities;

•

the continuation of a multi-year program of rationalization of the 2G and 3G access networks in North-East and South-West France, and in the Paris area.

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Cluster, Transmission, and Transport Network

In 2012, Orange:

•

continued the gradual migration of data traffic collection on the ATM network to Gigabit Ethernet technology, and started a program for simplification of the data collection network as well as gradual migration to the IP V6 protocol;

•

continued to increase the capacity of the transport network, both at the backbone and IP collection network (RBCI), as well as at the network transmission level (fiber optic and WDM equipment);

•

introduced Content Delivery Networks to enhance the customer experience by reducing data transfer times.

Key Events

2012 was characterized by the entry of Free Mobile to the market and greater competition, with resulting lower prices in the Internet and mobile telephony markets, and the development of low cost offers. In this environment, Orange continues to put the customer at the core of its strategy by simplifying its offers, enhancing its value-added services by improving its service quality and investing in its network (fiber-optic and 4G).

January 2012

•

Orange revamped its Sosh contracts with a new package priced at 9.90 € per month

•

Orange and Bouygues Telecom signed a partnership to roll out fiber-optic networks across France

•

Orange TV now broadcasts M6 Group channels by satellite.

February 2012

•

Orange launched a new range of simple, comprehensive and prepaid fixed telephony products (Optimales)

•

Orange launched its first Internet package for low-income households

•

Launch of a new roaming offer combining voice calls, data and SMS, valid throughout the European Union.

March 2012	• Orange Cinema Series (OCS) available on Canalsat through a new partnership • A major new store was opened in Marseille.
April 2012

•

OMEA TELECOM-Virgin Mobile and Orange signed Full MVNO contract covering Orange France’s mobile network

•

Orange launched the TweetVox app for sharing voice messages and social networks with geolocation.

May 2012

•

Sosh opened its online store for pre-owned mobile phones

•

Premium Evernote service created, providing content storage for Orange Internet and mobile customers (1GB storage)

•

Orange simplified its Origami product range, with additional services and lower prices

•

Launch of Orange’s Read and Go iPhone and iPad app, providing a varied catalog of digital reading material.

June 2012

•

Orange launched a new smartphone based on Intel technology, exclusively in Europe, with high-end features and fast navigation

•

Orange participated in launching the new IPv6 Internet protocol to expand the number of IP addresses to meet growing Internet demand

•

Regionalization of customer service to improve service quality with a local presence

•

Launch of an Orange Travel range to ensure customers stay connected while on vacation in Europe or in the French overseas departments

•

Orange was the first operator to roll out NFC SIM cards for contactless payment technology.

July 2012

•

Orange launched a plan offering access to other operators via shared use of the fiber-optic network (FTTH) outside high-density areas, enabling end customers to choose their service provider

•

CANAL+ and Orange announce a publishing, marketing, and technology partnership in relation to the Orange Cinéma Séries package of channels

•

Orange launched its new Programme TV Orange mobile-TV interactive application

•

Simplification of the Orange.fr portal with a tailored customer area

•

Partnership between Orange and Eurotunnel to provide 2G and 3G coverage in the Channel tunnel.

August 2012

•

Orange extended unlimited offers across its Mobicarte range

•

Sosh added H+ to its 24/7 contract and launched an unlimited calls plan priced at 19.90 €

•

Agreement signed between Orange and ESPN America (specialist US sports TV network) to add US sports events to Orange TV’s programming.

September 2012

•

Orange, Thales and the Caisse des dépôts created Cloudwatt, a joint Cloud Computer infrastructure venture

•

Carrefour launched a mobile offer with a price tag of less than 5 €, based on its partnership with Orange

•

Launch of a video gaming offer on Orange TV.

October 2012	• Launch of a new range of Cloud Pro services tailored to professional and small businesses
November 2012

•

Orange Launched its first 4G offer for professional and business customers

•

Orange made changes to its Upgrade your mobile program (replacing the points system with an optimum date system)

•

Release of Libon, a free all-in-one application for high-definition calls, chat, and personalized messaging

•

Orange was the first operator to offer a tablet rental service for the business market

•

Arcep ranks Orange at the top of the 2G-3G mobile networks in metropolitan France, lauding the quality of its voice and data services.

December 2012	• Orange launched the Family Wall Premium option for Open subscribers, providing access to a private, secure and ad-free social network for families.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    45

Outlook

After a year in 2012 marked by intensified competition in a difficult macroeconomic environment, 2013 will see accelerated roll-out of fiber-optic and 4G.

With the arrival of a fourth mobile operator in early 2012, in a market where penetration rates are already in excess of 100%, the margins of most operators were squeezed and this pattern is set to continue in 2013. Orange will therefore strive to rein in its costs through its Chrysalide program and a partnership with Deutsche Telekom, to improve service quality and customer experience, and to monetize its network by rolling out high-capacity mobile broadband offers and wholesale agreements.

Orange will thus:

•

continue to segment its offers in line with customer requirements and the competitive environment;

•

step up initiatives to retain customer loyalty;

•

pursue technical innovations, with the introduction of its new Livebox Play, designed to substantially enrich the television experience;

•

continue to deliver the latest developments in technology to its customers, such as its Cloud products and Libon app, and the possibilities offered by Near Field Communication (NFC) technology and RCS (Rich Communication suite);

•

enrich content offers through new partnerships with publishers such as those previously entered into with Deezer, Dailymotion, and more recently, Facebook.

6.3.2   Poland

6.3.2.1    The Telecom Services Market

	2012	2011	2010
Population (in millions)	38.5	38.5	38.5
Households (in millions)	13.7	13.5	13.4
GDP growth (%)	+2.0%	+4.3%	+3.9%
GDP per capita (in dollars PPP)	N/A	20,137	18,981
Change in household consumption (%)	+0.5%	+2.5%	+3.2%
Source: Orange Polska estimates

REVENUES FROM TELECOM SERVICES (IN BILLIONS OF ZLOTYS)

Source: Orange Polska estimates

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Orange Polska estimates

Polish economy saw a deceleration in growth in 2012 due to lowering consumption, investments and export performance. Additionally weakening demand combined with lower than expected food price hikes and decreasing fuel price influenced inflation rate which fell to 3.7% in 2012 (from 4.3. in 2011). Deterioration in construction and production sectors impacted labour market, which in turn undermined private consumption. Unemployment rate increased to 13.4% in 2012.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    46

The value of Poland’s telecommunication services market declined by -0.6% in 2012 compared with a -0.5% decrease in 2011 (source: Orange Polska estimates). The main factors contributing to the decline were an MTR reduction, the introduction of the SMS networking regulation and a decrease in roaming fees. The market was also negatively affected by the launch of offers with unlimited SMSs/MMSs and calls to all networks. There is still a downward trend in the fixed-line voice segment.

Fixed-line telephony market

The fixed-line penetration rate continued to fall in 2012, reaching 23.7% of the population at the end of December 2012 (compared to 24.6% at the end of December 2011) (source: Orange Polska estimates). The growth in the penetration rate and popularity of cell phones led customers to migrate from the fixed to the mobile offers. Throughout 2012, cable television operators further expanded the range of fixed-line voice and Internet access services. The number of WLR lines grew until June 2012, steadily declining thereafter. The volume of services based on local loop unbundling (LLU) stopped growing in 2012.

Internet on the fixed network market

	2012	2011	2010
Broadband revenues (in millions of zlotys)	3,796	3,621	3,452
Number of broadband subscriptions (in millions)	7.1	6.9	6.5
ARPU (in zlotys per month)	45.2	45.1	45.4
Source: Orange Polska estimates

In 2012, fixed-access broadband lines in Poland increased by 3.6% y/y (source: Orange Polska), which is a significant slowdown compared with the 5.8% growth seen in 2011 and 7% in 2010. However the broadband market increased in value terms by 6.0% 2012, compared with 4.4% in 2011.

Mobile telephony market

	2012	2011	2010
Revenues (in millions of zlotys)	25,076.7	25,161.6	24,838.4
Number of customers (in millions)	54.3	50.7	47.5
ARPU total (in zlotys per month)	39.8	42.8	44.8
Source: Orange Polska estimates

The mobile telephony market is in the saturation phase. The number of mobile users increased in 2012 by 7% and reached 54 million at the end of December 2012. As a result, the mobile penetration rate (among population) reached 141% (up from 131.5% at the end of December 2011).

6.3.2.2    The Competitive Environment

Fixed-line telephony and Internet

FIXED LINES SEGMENTATION

	2012	2011	2010
Total fixed lines (in millions)	9.2	9.5	10.2
o/w retail-billed lines	7.4	7.9	8.7
o/w wholesale-billed lines	1.7	1.6	1.4
Source: Orange Polska estimates

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    47

BROADBAND INTERNET MARKET SHARE

Source: Orange Polska estimates

On the broadband market, Orange Polska Group is still under strong competitive pressure from cable television operators, whose market share is constantly growing. It was estimated at 31% in terms of volume at end-December 2012, and at 29% in terms of value (source: Orange Polska estimates). The commercial offers of these operators are backed by infrastructure investments in the DOCSiS 3.0 standard as well as fiber access. Their overall market position has been steadily growing, resulting mainly from high popularity of the bundles they can offer, using their advantageous position on the television market. Moreover, these operators are able to increase the speeds offered to customers for the same price, stimulating both average bandwidth per broadband access on the market and customers’ expectations in this respect. CATV is also expanding its offer towards SoHo and SME client segments.

Alternative operators, primarily Netia, still make use of wholesale BSA and LLU based services. However, the total volume of BSA-based lines declined by 36,000 in 2012, while LLU-based lines were 185,000 at the end of December 2012 (compared to 186,000 a year earlier).

Mobile telephony

MOBILE MARKET SHARE

Source: Orange Polska estimates

Poland has four main mobile operators: Orange Polska, T-mobile (PTC wholly owned by Deutsche Telekom), Polkomtel (acquired in 2011 by Spartan Capital Holdings, owned by Polish entrepreneur Zygmunt Solorz-Zak, which operates under the Plus brand) and P4 (owned by two investment funds, Tollerton Investments Ltd and Iceland, which operates under the Play brand).

Over 2012, the three leading operators lost 1.8% of their total market share to PLAY. PTK Centertel’s estimated market share decreased, although slightly, by 1.4 points to 27.6% by volume, and their market share by value fell by 1 point compared to 2011 to end at 29.8%.

Due to growing differences in methodology, positioning of the data sets presented by various operators against one another is becoming increasingly difficult.

6.3.2.3    Orange Polska’s activities

FINANCIAL INDICATORS

(in million of zlotys) (1)	2012	2011	2010
Revenues	14,147	14,922	15,715
Fixed-line and Internet	7,836	8,282	9,028
Mobile	7,478	7,706	7,711
EBITDA	4,845	5,928	4,711
As a % of revenues	34.2%	39.7%	30.0%
CAPEX	2,335	2,606	2,716
As a % of revenues	16.5%	17.5%	17%
Source: Orange Polska (1) 1 zloty = 0.239 euros.

Orange Polska also publishes the following financial indicators for its Internet and fixed-line and mobile telephony activities. These indicators do not replace the indicators in Chapter 9.1 Analysis of the financial position and earnings, which reflect the monitoring per operation which took place at Group level.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    48

(in million of zlotys)	2012	2011	2010
Fixed-line and Internet EBITDA	2,743	3,629	2,451
Mobile EBITDA	2,102	2,299	2,260
Fixed-line and Internet CAPEX	1,580	1,991	2,007
Mobile CAPEX	755	615	709
Source: Orange Polska

Fixed telephony and Internet activities

KEY INDICATORS

	2012	2011	2010
Revenues (in millions of zlotys)	7,836	8,282	9,028
Number of telephone lines (copper + FTTH - in millions) (1)	6.2	7.1	7.7
o/w retail lines	4.6	5.6	6.3
o/w wholesale lines	1.6	1.5	1.4
Number of Internet customers (in millions)	2.3	2.3	2.3
o/w low-speed	0.0	0.0	0.0
o/w broadband	2.3	2.3	2.3
«Voice over IP» Subscribers	0.4	0.2	0.1
ADSL or satellite TV offer subscribers	0.7	0.6	0.5
ARPU (in zlotys per month)	.
Fixed telephone lines	46.3	47.8	49.7
Broadband Internet (2)	57.8	57.1	59.7
Source: Orange Polska (1) Does not include the local wireless loop, PTK fixed-line telephony, and VoIP. (2) Does not include BSA and CDMA offered by PTK.

France Telecom-Orange operates in Poland via the Telekomunikacja Polska S.A. (TPSA) company, which is listed on the Warsaw stock exchange, hereinafter Orange Polska. The group owns 50.67% of this company’s share capital.

The total number of lines (PSTN and ISDN) served by Orange Polska decreased in 2012 by 880,000, a 12.5% decline compared with 2011 mostly due to continues competitive pressure and fixed-to-mobile substitution. Orange Polska continued offering VoIP services as a main line bundled with broadband and TV services. As a result customers using VoIP as the main fixed voice line increased net by 265,000, reaching 336,000 as at the end of December 2012.

Towards the end of the third quarter of 2012, TP S.A. launched a new offer of “Customised Home Plans”. The offer is based on two unlimited tariff plans (enabling unlimited calls for no extra cost either 24 hours/day or in the evening/weekend option) for calls to both domestic and international fixed line networks.

Apart from offers addressed to customers using only fixed line services, Orange Polska has continued portfolio initiatives to maintain customers loyalty using other services in addition to fixed line phones. These include FunPack HD (broadband, TV and voice), offering unlimited calls to fixed line terminals in Poland, EU countries, USA and Canada, as well as Neostrada offer with unlimited calls to fixed line terminals in Poland.

Broadband access

Despite the fierce competition, mainly from cable operators as well as competitive pressure from mobile broadband offers, Orange Polska maintained its number of retail broadband lines in 2012 (including PTK Centertel’s CDMA and BSA lines). At the same time, retail broadband ARPU rose from 53.4 zlotys in 2011 to 56.1 zlotys in 2012. This was achieved mainly by promoting bundled offers.

In 2012, Orange Polska promoted bundled offers of broadband and digital TV, offered in both IPTV and DTH (satellite digital TV) technologies: Neostrada and Neostrada with TV offers, FunPack and ‘n’ Television packages provided by TVN, one of the leading media group in Poland.

An important development for Orange Polska’s broadband portfolio was the introduction of a convergent offer, Orange Open, which accompanied the rebranding process. It offers a discount on a monthly access fee if a customer uses FunPack HD of TP plus mobile voice and/or broadband service of PTK Centertel. In such case, the aggregate monthly fee is reduced by PLN 15 in case of subscribing to FunPack HD plus one Orange service or PLN 30 in case of subscribing to FunPack HD plus two Orange services.

In 2012, Orange Polska continued the development of its television service portfolio, particularly in collaboration with the ‘n’ platform. The name of TP’s television services was changed upon rebranding. Currently, these services are provided as Orange TV.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    49

Mobile telephony activities

KEY INDICATORS

	2012	2011	2010
Revenue (in millions of zlotys)	7,478	7,706	7,711
Total customers (excl. MVNO - in millions)	14.9	14.7	14.3
o/w contract	6.9	7.0	7.0
o/w prepaid	8.0	7.7	7.4
o/w broadband (3G)	8.2	8.0	7.4
o/w broadband only (3G dongles)	1.0	0.7	0.5
Number of MVNO customers	0.1	0.1	0.1
ARPU (zlotys per month)	38.3	40.3	42.5
ARPU Postpaid	62.2	64.6	66.9
ARPU prepaid	17.0	17.9	19.6
ARPU voice	27.7	30.1	31.5
ARPU data	10.6	10.2	11.0
Total AUPU (minutes per month)	163.2	161.7	159.0
Churn rate(%)	41%	40%	38%
Source: Orange Polska

Orange Polska had a total of 14.9 million customers at the end of 2012, up 1.6% year-on-year after a 2.3% increase in 2011. The number of subscription customers decreased by 0.9%, and their proportion of the total customer base fell by 1.2 ppts to 46.4% at the end of 2012. The growth in customer numbers can be considered satisfactory, given the high levels of activity of new market players, notably P4 (Play), which benefit from significant asymmetry in MTR costs.

Blended ARPU was 38.3 zlotys in 2012, down 5.2% on 2012. This fall in ARPU was chiefly due to the regulatory reduction in MTR and SMS costs, in addition to downward pressure on the price of voice calls.

The most important developments in the mass market in 2012 included the Orange Open convergent offer, combining mobile and fixed line, as well as launching an unlimited voice offer, “Orange No Limit”, launched in response to similar offers of other operators.

In the business portfolio, the most important development in 2012 was the launch of the “Business Without Limits” promotion, offering unlimited voice calls, SMSs and MMSs to all domestic mobile networks and unlimited calls to all domestic fixed line networks.

Mobile data services

In 2012 Orange Polska continued sales of PTK Centertel’s mobile broadband services through the Orange Free (with modem) and Orange Free Set (with netbook, tablet or notebook) offers, the latter accounting for 50% of sales.

Another attractive plan launched in 2012 was the Smart Plan which offers a large pool of data transmission, in addition to minutes and SMSs, embedded in the subscription. Additionally a new solution in terms of data transmission charges in new post-paid and mix tariffs were introduced: customers pay for data transmission only when they use it and they are protected against unexpected high charges for accessing the Internet via their smartphones.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    50

Orange Polska offers

The main offers as of the date of this document are:

FIXED TELEPHONY AND INTERNET OFFERS

Type	Name/Price per month	Description
Fixed voice services	doMowy 60 TP plan @ PLN 50 monthly fee.	Fixed plan with call package: LC & DLD: 60 min (24 h) or 120 off peak
	doMowy 300 TP plan @ PLN 70 monthly fee	Fixed plan with call package LC & DLD: 300 min (24 h) or 600 off peak
	doMowy 1200 TP plan @ PLN90 monthly fee	Fixed plan with call package LC & DLD: 1,200 min (24 h) or unlimited off peak
	Fixed loyalty offers	A selection of promotions offering various bonuses (such as discounts, free call packs, cheap terminals etc.) in exchange for a loyalty contract 12 to 36 months long
Fixed Broadband Internet	Nowa Moc Internetu from PLN 49 to PLN 109 a month	Broadband offer with four speed options: up to 10 Mb, up to 20 Mb, up to 40 Mb and up to 80 Mb
	Nowa Moc Internetu with a tablet at PLN 1 from PLN 59.9 to PLN 113.25 a month	Customers can buy tablet for just PLN1 while buying Neostrada offer. 24 months contracts only
A bundle of Fixed Broadband & fixed voice	Neostrada and Neostrada fibre and national calls from PLN 89.01 to PLN 149.9 a month	Promotion for Internet and Neofon service based on the new voice plan (pl@n krajowy Neofon) available with the following speed options up to 10MB, up to 20MB, up to 40MB and 80 MB
A bundle of Fixed Broadband & TV	Moc Internetu i Telewizja from PLN 65.01 to PLN 129.9 a month	Broadband offer with four speed options: up to 10 Mb, up to 20 Mb, up to 40 Mb and up to 80 Mb, dedicated promotion for Internet with TV service
A bundle of fixed broadband, TV and VoIP	FunPack na šwiat od nowa/ FunPack i rozmowy na šwiat from PLN 74.99 to PLN 104.99 a month in retention and from PLN 99.9 to PLN 149.9 in acquisition	A bundle of TV, Broadband and Voice service (“FunPack”). Promotion based on the new voice plan (pl@n international VOIP)
	Moc Internetu w Funpacku from PLN 79 to PLN 159.90 a month	Broadband offer with four speed options: up to 10 Mb, up to 20 Mb, up to 40 Mb and up to 80 Mb, dedicated promotion for Funpack service (for clients with POTS)
Nowa Moc Internetu w Fupacku from PLN 104 to PLN 159.9 a month

Broadband offer with four speed options: up to 10 Mb, up to 20 Mb, up to 40 Mb and up to 80 Mb ,dedicated promotion for neostrada service (for clients without POTS, line rental included in subscription fee)

	Nowa Moc Internetu w Fupacku with a tablet at PLN1 from PLN 113.98 to PLN 164.99 a month	Customers can buy tablet for just PLN 1 while buying Funpack offer. 24 months contracts only
	Nowa Moc Internetu w Fupacku z telewizorem za 1 zł from PLN 179 to PLN 239 a month	Customers can buy TV set for just PLN 1 while buying Funpack offer. 24 months contracts only
Fixed Orange services	Orange Stacjonarny @ PLN 35, PLN 49 or PLN 85 a month

Orange Fixed offer based on WLR. Number of minutes in a call pack depends on contract length and monthly fee (75–3,000 minutes range). 24 and 36 month long contracts. Additional call pack of minutes available for customers of Orange mobile

	New Orange Strefa from PLN 20 PLN to PLN 44 a month	GSM-based “Fixed” offer (works only within a designated zone close to home) with 12 and 24 month long contracts. Additional call pack for customers of Orange mobile
Orange Broadband Internet	Orange Freedom Pro @ PLN 49 a month

Orange broadband in CDMA technology with maximum speed of 1 mb/s; and data transfer limit of 3 Gbit/s a month. Contract loyalty options are 12, 24 and 36 months (influencing price of modem).Offer targeted at customers out of range of fixed broadband access

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MOBILE TELEPHONY OFFERS

Type	Name/Price	Description
Subscription and Mix with handsets	Panther commitments from 49,90 PLN to 159,90 PLN a month	available only in subscription option; it offers from 200 minutes to unlimited talks and unlimited SMS allnet, also includes up to 2.5 Gb data allowance
	Dolphin commitments from 29,90 PLN to 109,90 PLN a month	only in subscription option, from 120 to 700 bundles of minutes included, for PLN 109.9 per month if offers unlimited talks onnet and allnet
	Pelican commitments from 29,90 PLN to 59,90 PLN a month	Mix offers only available, from 200 up to unlimited bundles of SMS onnet and allnet, access to social media included
Subscription and Mix sim only	Orange no limits: • in retention for PLN 39,90 PLN per month or PLN 79,90 PLN a month • in acquisition for PLN 44,43 per month or PLN and 88,88 a month	available only in subscription option: • the lower commitment offers 350 minutes to allnet and unlimited talks onnet, • the higher commitment offers unlimited talks and SMS allnet
Mobile broadband	Orange Free commitments from 19 PLN to 159 PLN a month	up to 38 GB of data allowance, available with subsidized dongle or router Wifi
	Orange Free Set from 59,90 PLN to 189,90 PLN a month	up to 25GB of data allowance, available with subsidized tablets, notebooks and laptops
Bundled offers	Orange Open	up to 30 PLN discount on monthly fees for customers who have mobile and fix offers from Orange
Prepaid	Orange GO	• Decreasing rate plan with a per minute rate discount which increases according to the top-up value • 29 gr off-net option available after 50 zł top-up
	• Orange POP	• Flat rate 29 gr per minute all networks and 20 gr per SMS all networks • Additional cost reducing option available: mostly voice/SMS and MMS packages
	• Orange Free	• Data dedicated rate plan • 0.01 zł per 100 kB • 0.29 zł per minute all networks • 0.20 zł per SMS all networks • Data bonuses for top-ups depending on top-up value
	• Orange One	• Two profiles with different bonuses after top-ups (125 – 1,000 intra-net minutes or SMS) • 0.29 zł per minute all networks • 0.15 zł per minute all networks
	• Zetafon	• Every prepaid offer described above is additionally available in a special model called Zetafon with a 24-month, 30-month, or 36-month contract in exchange for a subsidized handset

Distribution

Actively focused on delivering excellent sales and aftersales service to individual and business customers Orange Polska operates various distribution channels. Three customer based sales units operate in Orange Polska: B2B sales, B2C and SOHO sales, and Prepaid sales.

B2B sales (professional and business customers) operate through different types of support and sales representatives. This distribution network provides sales services and assistance to business customers related to SIM card based mobile products, mobile and fixed Internet subscriptions, fixed-line voice transmission, value-added services, as well as tailor-made telecom solutions.

The B2C and SOHO sales unit is made up of both passive and active sales channels. Passive distribution to individual and SOHO customers is carried out by Orange branded stores which consist of approximately 960 own and dealer points of sales. Active distribution is executed through active sales consultants (door to door sales force) who operate in direct selling centres spread throughout Poland. Distance selling centres operate via two additional channels – Telesales and WWW. All channels offer a wide range of mobile services, mobile and fixed Internet subscriptions, TV packs, value-added services and fixed voice.

Prepaid sales, offering typical mobile services, employs a comprehensive net of sales points including Orange branded POS and distributors (convenience stores, kiosks, gas stations). Orange Prepaid starter sets are widely available at 55 thousand sales points. Orange Prepaid Recharges (top-ups) are readily available in 119 thousand locations in Poland. Additionally, prepaid recharges can be purchased via www, ATM, IVR and other customer focused innovative distribution channels.

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The Network

Fixed Network

UNBUNDLING

(in millions)	2012	2011	2010
Total number of fixed lines	6,160	7,039	7,671
Full unbundling	185	186	130,0
Partial unbundling	54	55	40,4
Bitstream	487	523	527
Source: Orange Polska

In 2012, Orange Polska continued to enhance the infrastructure of its data networks. This included installation of Reconfigurable Optical Add Drop Multiplexer (ROADM) optic network equipment, increasing IP core network capacity and throughput of its data aggregation network, as well as increasing the capacity and geographical coverage for DSLAM equipment. Investments in backbone, aggregate and access networks have been carried out pursuant to the Memorandum of Understanding with UKE. Orange Polska continued development of the VDSL2 access technology, which enables setting up lines of speed up to 80 Mbps. As a result, over 2.5 million households were within the VDSL service coverage as at the end of 2012.

As part of development of the core infrastructure of the IP network, Orange Polska implemented another new generation trunk router of switching capacity of over 1 Tb/s in 2012. The transfer capacity of TP S.A.’s IP core network increased by over 22%, reaching 385 Gb/s. To ensure the highest quality of the IP traffic generated by the users of its network, Orange Polska increased the total capacity of its international Internet links by 33% to 340 Gb/s.

In addition, multi-service aggregate network infrastructure, expanding the coverage of Ethernet-based services, was intensively developed. This will enable connecting mobile network base stations of capacity of up to 1 Gbps or, in the future, even 10 Gbps. Thirty new nodes of this network were added in 2012 and the total number of mobile base stations connected through them reached 277.

Mobile Network

Coverage	2012	2011	2010
GSM Voice/Edge	99.8%	99.6%	99.6%
HSDPA/HSDPA	69.0%	62.4%	58.5%
Source: Orange Polska

In 2012, PTK Centertel continued development of the core network capacity. The process of implementation of the new-generation core network infrastructure based fully on IP protocol has reached its final stage. Subsequent base radio controllers (BSC and RNC) have been gradually migrated to the new core R4 network. As at end of 2012, over 100% of GSM and UMTS/HSPA network users were handled using the new-generation core network.

PTK Centertel has also expanded the coverage of its UMTS/HSPA services and increased the capacity of its GSM network, while continuing investments in the CDMA network. At the end of December 2012, the UMTS/HSPA network covered 69% of Poland’s population. In addition, the company has continued the implementation of a new mobile data technology, HSPA+DC, reaching the coverage of over 69% of Poland’s population.

In a process of consolidation of a network developed jointly with T-Mobile, the first clusters of the consolidated radio access network were launched.

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Key Events

January

Definitive settlement in DPTG dispute

On January 12, 2012, Orange Polska signed an agreement concerning the dispute with DPTG, in the interests of the Company and its shareholders. The compromise ended a dispute ongoing since 2001 over a contract signed in 1991. Orange Polska paid a total of 550 M€ to DPTG, and DPTG has withdrawn all of its claims relating to the dispute, including those concerning 396 M€ awarded by the arbitration court of Vienna for phase 1 of the dispute, and its claim for 320 M€ in phase 2, as well as all other liabilities, damages, and expenses relating to the legal action brought by the parties.

March

Fixed services rebranded to Orange

On March 29, 2012, Orange Polska decided to use the Orange brand for identification of all products offered by TP S.A. as the telecommunication market is evolving towards convergence of fixed and mobile services and concentration around one strong brand. Orange Polska expects that extending the Orange brand to its wireline products will have a positive impact on its revenues and profitability and will contribute to growth in customer satisfaction and a decrease in churn in the fixed line segment. The change of the brand will also help to refresh the Company’s image, as Orange is perceived as more friendly, modern and trustworthy. In addition, as a result of rebranding, TP S.A. will gain access to a greater number of FT Group’s innovative solutions, which will bring specific benefits to customers.

March/April

Unlimited mobile voice and SMS offers launched by all operators

Unlimited mobile voice and SMS offers have been launched by all mobile operators in the first two quarters of 2012. They have significantly affected the ARPU levels on the Polish mobile market, particularly in the enterprise segment. For a monthly fee of PLN 65 in SIM only option, the customer may make unlimited calls both on and off net.

Orange Polska faced a rapid migration of its customer base to the above-mentioned unlimited plans, predominately in the enterprise segment. As a result, the Average Revenue Per User of the business segment decreased quite significantly in 2012.

October

Update of 2012 outlook and guidance, termination of share buyback program

Orange Polska adjusted its outlook and guidance for FY 2012 to reflect deterioration of operating environment and reiterates confidence in long term prospects. Additionally the Management proposed to reallocate the outstanding amount (PLN 400mn) of the share buy back program to spectrum acquisition.

2013 Outlook

Based on the information currently available, Orange Polska anticipates a steep decline of its revenue in 2013, driven down by the MTR cuts, as well as by the impacts stemming from the ongoing price war in the mobile market. At the same time Orange Polska will significantly accelerate its cost savings measures, striving to transform into a leaner and more agile organization.

Simultaneously, adapting to the challenging environment requires a very disciplined stance towards capital allocation. Given past investments Orange Polska aims to limit standard capital expenditures to below 2 million zloty in 2013, with the view to bring capital expenditure down to roughly 12% to 13% of revenues in the future. Group plans to allocate capital to acquire spectrum, which is vital to its future well being.

2013-2015 Medium term action plan

Deteriorating macro economic outlook for Poland is changing customer behaviour and hampering cash generation possibilities. The perspectives of the Polish telecom market have also deteriorated significantly. The mobile market has been impacted by fierce price competition, which was based on unlimited tariff plans in post-paid. Its value is again affected by similar developments in 2013 and a steep cut of the mobile termination rate.

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Orange Polska announced on February 12, 2013 its medium term strategy with a view to place Orange Polska in a much stronger position once the market will return to growth, armed with a stronger offer, better sales force and a leaner, more flexible organisation:

•

Orange Polska will serve its clients with a whole range of customer-oriented convergent solutions, addressing their total telecom needs. Orange Polska plans to provide convergent solutions to roughly 50% of its post-paid customers, as compared to roughly 1% today. These services will be delivered to the customer through a modern sales and distribution network that will serve the customer seamlessly through all contact channels. Orange will provide these solutions through a widely available unified telecommunication network, which will give the customer good connectivity experience. By doing this, Orange Polska plans to secure its leadership position on all core markets and become the telecom operator that is most frequently recommended by clients in Poland;

•

Orange Polska will review resource allocation and transform into a leaner and flexible business, one that is even better adjusted to the challenging environment. It will accelerate the ongoing cost optimisation program and increase productivity. At the same time, it will review outsourcing options for various activities and dispose of non-core assets, striving to improve its efficiency. Orange Polska will allocate significantly less resource to standard capital expenditures, preserving the funds for the 4G spectrum investment opportunity, while maintaining the sound financial structure of its balance sheet.

6.3.3   Spain

6.3.3.1    The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	46.3	46.2	46.1
Households (in millions)	17.4	17.4	17.2
GPD growth (%)	-1.4%	0.4%	-0.3%
GPD per capita (PPA, €)	22,884	23,054	22,766
Change in consumption per household (%)	-4.5%	-2.1%	0.3%
Source: IMF (WEO Oct12), INE

TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: CMT

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: CMT

The year 2012 was again marked by the crisis of the Spanish economy. GDP is expected to deteriorate to -1.4% YoY in 2012, unemployment rate keeps on growing up to 26% posting new historical high levels and household consumption dropped -4.5% from last year.

As a consequence, the number of customers is diminishing while enterprises and households reduce consumption significantly.

On the competitive side, the fixed and mobile markets continued to be characterized by intense price competition driven by: new mobile offers with unlimited voice, higher mobile broadband allowance and new fixed & mobile convergent packages, offering substantial prices reduction.

In that economic and competitive scenario, telecommunications industry revenues fell by 8.4%, versus a 4% drop in 2011.

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Fixed telephony

	2012	2011	2010
Revenues (in millions of euros)	4,836	5,336	5,765
o/w PSTN access	2,373	2,562	2,749
o/w PSTN communications	2,345	2,628	2,834
Number of subscribers (in millions)	19.2	19.7	19.9
PSTN	18.2	18.8	18.9
VoIP	1.0	0.9	0.9
Traffic (in millions of minutes)	62,843	64,636	65,762
AUPU (in minutes per month)	287	287	290
Source: CMT

The number of fixed telephony lines decreased 2.3% in 2012 and revenue dropped 9.4% as customers continue moving from fixed lines toward less expensive voice and Internet packages and mobile abundance tariffs.

Internet on the fixed network

	2012	2011	2010
Revenues (in millions of euros)	3,603	3,765	3,888
o/w narrowband	2	4	5
o/w broadband	3,234	3,325	3,392
o/w other Internet services	368	436	491
Number of subscribers (in millions)	11.4	11.1	10.6
Narrowband	0.04	0.1	0.1
Broadband	11.4	11.0	10.5
o/w ADSL	8.9	8.7	8.4
o/w Câble	2.1	2.1	2.0
ARPU (in euros per month)	26.3	28.3	30.6
Number of IPTV subscriptions (in millions)	0.8	0.9	0.9
% of lPTV over ADSL access	8.8%	10.5%	10.2%
Source: CMT

The number of Internet customers grew to 11.4 million in 2012, an increase of 3.0%, slowing trend vs. previous years. Revenues from fixed Internet dropped by 4.3% as a result of the 7.1% decrease in average revenue per customer (ARPU) related to new fixed-mobile convergent offers, with significant price reduction compared to standard stand alone offers and long-term promotions.

ADSL is the preeminent technology in fixed broadband access, with 78.2% of the subscriber base, followed by cable 18.4% and FTTH 0.4%. Very high broadband services is taking off, in 2011 ONO rolled out its VHBB solution for cable (DOCSIS 3.0) accessing 7 million households and in 2012 Telefónica stepped up its deployment of fiber-to-the-home services (FTTH) reaching 2.2 million households.

Bundled dual play offers (telephone and Internet services) continue to be standard in the Spanish market along with new fixed-mobile convergent packages. Television over Internet keeps on below expected levels and penetration ratio reduces to 8.8%.

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Mobile telephony

	2012	2011	2010
Revenue (in millions of euros)	12,235	13,463	14,015
o/w postpaid	10,387	11,448	11,777
o/w prepaid	1,673	1,849	2,077
o/w voice	5,558	7,926	9,265
o/w messaging (SMS, MMS)	707	1,132	1,249
o/w data access	2,766	2,456	1,963
Number of customers (in millions)	56.0	58.4	56.7
o/w postpaid	37.9	37.7	36.2
o/w prepaid	18.0	20.7	20.5
o/w data subscribers only	5.3	5.9	5.5
ARPU (in euros per month)	18.2	19.2	20.6
ARPU postpaid	22.8	25.3	27.1
ARPU prepaid	7.7	7.4	8.4
ARPU data (excl. SMS, MMS)	4.1	3.5	2.9
Traffic (in millions)
mobile outgoing minutes	70,375	72,254	71,222
number of SMS	5,977	8,300	8,763
AUPU (in minutes per month)	105	103	105
Source: CMT

The number of subscribers decreased 4.2% to 56.0 million customers. Total revenues decreased 9.1%, mainly due to the drop in voice and conventional messaging usage not completely offset by the 12.6% increase in data.

Total ARPU decreased 5.1% as a result of the decline in voice usage, deriving from users cost optimization, and prices per minute, driven by the increasing penetration of abundance offers and competition in prices. Average revenue per data user increased 17.6%, driven by mobile broadband penetration (increase in use of smartphones and mobile applications).

Customers with a subscription increased 0.7% to 37.9 million, representing 67.8% of the total customer base while the number of customers with prepaid plans fell by 13.1% to 18.0 million. Abundance voice and data offers, along with low costs offers, are becoming the standard in the market.

6.3.3.2    The Competitive Environment

Fixed-line telephony and Internet

FIXED LINES SEGMENTATION

(in millions)	2012	2011	2010
Total fixed lines	19.2	19.7	19.9
o/w consumer	12.9	13.2	13.2
o/w wholesale	6.3	6.4	6.7
Source: CMT

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BROADBAND INTERNET MARKET SHARE

Source: CMT

The Internet market is dominated by five main players representing over 90% of the market, with market shares of 49.1% for Telefónica, 14.0% for Ono, 12.3% for Orange, 11.7% for Jazztel and 6.8% for Vodafone.

In 2012, Jazztel’s market share grew by 1.5 points and Orange’s grew by 0.8 point, at the expense of Telefónica, Vodafone and ONO whose market share dropped by 0.8 point, 0.9 point and 0.5 point respectively.

In this scenario, Telefonica and ONO launched their new convergent packages, offering significant price reductions vs. their stand alone offers. Jazztel, Orange and Vodafone reacted launching new convergent packages and increasing their cross selling discounts.

Mobile services

MOBILE MARKET SHARE

Source: CMT

The market is dominated by three main operators that represented 84.3% of the market: Telefónica 36.2%, Vodafone 26.5% and Orange 21.5%. Yoigo’s (Telia Sonera) market share was 6.3% while the MVNOs, focusing mainly on low value segments, prepaid customers and ethnic segments, held a 9.4% share.

Dynamism has prevailed during 2012:

•

End of handset subsidy by Telefónica in March, immediately followed by Vodafone and Yoigo;

•

Launch of new unlimited voice offers by Yoigo in June, later replicated by Vodafone;

•

New low cost ‘SIM only’ model launched by Orange in July, with the new Amena brand offering unlimited voice;

•

New convergent packages launched by Telefónica in October, including additional mobile voice and data bundles at reduced prices;

•

Launch by Vodafone in November of a new set of mobile offers with unlimited voice traffic and extended data allowances.

All in all, MVNOs, Orange and Yoigo market shares grew by 2.6 points, 1.2 points and 1.1 points respectively in 2012, at the expenses of Telefónica and Vodafone whose shares dropped by 3.2 points and 1.8 points.

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6.3.3.3    Orange España’s activities

Financial Indicators

(in millions of euros)	2012	2011	2010
Revenues	4,027	3,993	3,821
EBITDA	951	840	765
as a % of revenues	23.6%	21.0%	20.0%
CAPEX	473	405	397
as a % of revenues	11.8%	10.2%	10.4%
Source: Orange

France Telecom-Orange operates in Spain via the wholly-owned France Telecom España subsidiary, hereinafter Orange España.

Orange España, operating under the Orange, OBS (Enterprise) and Amena brands, offers fixed and mobile telecommunication services to more than 13 million customers in the residential, professional, business and wholesale segments.

In 2012, operations were still affected by the macroeconomic environment, competitive pressure and negative regulatory impact on interconnection prices. As a result, Orange España increased its total revenues of 4 billion euros by 0.9%. Fixed telephony and Internet service revenues increased by 8.8% and mobile revenues decreased by 0.7%. Disregarding the impact of regulations, Orange’s revenues were up 3.7%.

EBITDA grew by 13.3%, and the EBITDA margin went up 2.6 points compared to 2011, up to 23.6% despite economic and competitive conditions thanks to Orange leadership in market share growth and commercial costs reduction. Additionally in 2012, Orange España continued to carry out its transformation programs, strict cost control policies and operational efficiency improvement programs.

Orange continues its plans to transform its network in 2012 with investments growing 16.8% compared to 2011, up to 11.8% of revenue. Orange invested 117.8 million euros in RAN renewal to increase available mobile bandwidth to customers and adapt cell towers to the new frequencies acquired in 2011.

Key Indicators

	2012	2011	2010
Revenues (in euro millions)	765	707	663
Number of Internet customers (in millions)	1.44	1.31	1.17
o/w narrowband	0.04	0.05	0.05
o/w broadband	1.40	1.27	1.11
ARPU (in euros per month)	33.0	32.4	31.8
Broadband Internet	33.0	32.4	31.8
Source: Orange

Orange España’s strategy with regard to fixed services remained focused on improving customer satisfaction and loyalty as well as on improving margin by optimizing access costs while enhancing value to customers with added value services such as VoIP and adapted offers for business.

In 2012 Orange launched a new a data only plan named Mas Profesional Solo Datos targeting Sohos along with a new multiline voice and Internet set of plans for SMEs under the offer Conecta PyMES. For large corporations, Orange offers new tailored, value added services under the names Corporate Business Trunking and Housing.

Focus on these priorities led Orange to a 9.5% increase in the number of broadband customers and a 2% increase in average revenue per user, which came to 33 euros per month.

The number of unbundled customers increased by 13.9% to 1,069,695 customers at the end of December 2012, with totally or partially unbundled customers representing 83.6% of total broadband customers.

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Mobile telephony activities

KEY INDICATORS

	2012	2011	2010
Revenues (in millions of euros)	3,262	3,286	3,158
Total number of customers (in millions)	11.8	11.7	11.3
o/w contract	8.1	7.6	7.1
o/w prepaid	3.7	4.0	4.2
o/w 3G broadband	7.9	7.3	6.3
o/w broadband only (3G dongles)	0.48	0.55	0.55
Number of MVNO customers	1.79	1.48	1.20
ARPU total (in euros per month)	21.0	22.1	22.9
contract ARPU	28.2	30.7	31.8
prepaid ARPU	6.5	6.8	7.9
voice ARPU	15.5	17.3	18.8
data ARPU	5.5	4.8	4.1
AUPU total (in minutes per month)	168.6	174.1	169.2
Churn rate (%)	-29.8%	-31.7%	-34.3%
Source: Orange

Orange strategy in mobile, focus on customer satisfaction and loyalty, adapting to new customer needs with innovative, simple and best ‘value for money’ offers, enhances loyalty programs and constantly improves quality of service.

To respond to the increasing need for economy of its customers, Orange launched in July the new “Amena.com” offers, the first low cost (SIM and web only) approach in the market with unlimited voice and data traffic at the lowest price. In November, Orange launched a new set of “Animales” tariffs “Ballena” to respond to data intensive and multi devices users (smartphone and tablets). In the business segment, Orange launched new plans under its “Habla y Conecta”, offering combined voice and multidevice plans.

On the loyalty side, Orange launched a new plan “Renove Estilo Orange” in December 2011 offering existing customers the same conditions for renewals than those offered to new customers. This innovative approach resulted in a significant churn reduction in contract offers and has been adopted as a new standard by the market.

As a result of Orange focus, the number of postpaid customers increased 6.4% versus previous year, yet prepaid customer base reduced 7.6% due to intense competition from MVNOs, including MVNOs hosted by Orange.

The decrease in total ARPU was limited to 4.7% despite continued drop in prices and usage, thanks to increasing mobile browsing penetration and improving value of Orange customer base deriving from the success of its animal value tariffs, notably voice and data plans Delfín and Ballena.

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Orange España’s offers

At December 31, 2012, the main offers are:

FIXED TELEPHONY AND INTERNET OFFERS

ADSL and ADSL + Orange TV (consumer)	ADSL Máxima velocidad 40.95 €/month / 30.95 €/month for convergent customers

Includes Broadband with up to 20 Mb download speed, unlimited calls to national landlines, 1,000 mins/month to national mobiles (8pm-8am Mon-Fri 24hours Weekends and National Holidays), 1,000 mins/month to 5 Orange mobiles, 300 mins/month to international landlines (60 international destinations included), Livebox (advanced modem) and monthly line rental

ADSL Máxima velocidad + TV de Orange 55.95 €/month / 45.95 €/month for convergent customers

Same services as ADSL Máxima velocidad + Orange TV (includes over 50 channels). In addition the customer has the option to complete the TV package with Football (additional cost of 21.90 €/month) and/or Canal+1 (additional cost of 16.90 €/month)

ADSL (small business)	Más Profesional 15,95 €/month first year, after 25,95 €	Targets self-employed and small business with direct coverage access from Orange. Includes land line (VoIP or PSTN voice), calls to fix national numbers
	Más Profesional Solo Datos 9,95 €/month first year, after 15,95 €	Targets self-employed and small business with direct access from Orange. Includes land line and ADSL at maximum speed, excludes voice
Fixed multiline voice and Internet ADSL dual play (business and large national accounts)	Conecta PYMES ADSL 2-8 analog/digital lines 60 €/month-150 €/month

Target multiline voice self-employed and small business with or without PBX: Include ADSL at maximum available speed (20 Mb/s) and 24h flat rate calls to national fixed lines and Orange mobiles. Livebox for Business and monthly line rental included. Convergent discounts for Orange mobile customers

Fixed Voice Services (business and large national accounts)	Soluciones Personalizadas tailored offer	Targets Tops small business and large national accounts, offers mobile voice based on personalized discounts
	Corporate Business Trunking tailored offer	Fixed Voice over the Internet Protocol (VoIP) service compatible with TDM and SIP customer PBX
Fixed Data Services (business and large national accounts)	Giganet tailored offers	Fixed data services connecting customer premises through an Ethernet network
	Housing tailored offers	Fixed data services allowing customers to place their servers in Orange´s supervised centers
Fixed to mobile substitution (business)	Mi Fijo 10 €, line and calls to fix numbers 14 € first year, after 19 € 250min to mobile 24 € first year, after 19 € 600min to mobile	Target multiline voice self-employed and small business. Includes a fixed lined through mobile technology with fixed number and flat plan to national numbers
Oficina Plus Tarifa Optima 120, 180, 240, 360

Free CUG within the monthly fee. Base national tariff 0.15 €/min (0,15 € call set up) + discount on base tariff depending on price plan and destination. Discounts on international & roaming calls, SMS and data bundles

•

120: 4 €/monthly fee, 18 € minimun consumption (after discounts) with a minimum of 120€ per customer

•

180: 4 €/monthly fee, 25 € minimun consumption (after discounts) with a minimum of 180 € per customer

•

240: 3 €/monthly fee, 19 € minimun consumption (after discounts) with a minimum of 240 € per customer

•

360: 2 €/monthly fee, and 20 € minimun consumption (after discounts) with a minimum of 360 € per customer

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MOBILE TELEPHONY OFFERINGS

León voice abundance (contract consumer)	León 33 33 €/month	500 minutes 24h, 1,000 SMS
	León 25 25 €/month	300 minutes 24h, 1,000 SMS
	León 17 17 €/ month	150 minutes 24h, 1,000 SMS
Delfín voice and data abundance (contract consumer)	Delfín 60 60 €/month	Unlimited minutes 24h, 1 GB, 1,000 SMS
	Delfín 40 40 €/month	500 minutes 24h, 500 MB
	Delfín 30 30 €/month	300 minutes 24h, 300 MB
	Delfín 20 20 €/month	300 minutes (6pm to 8am), 200 MB
	Delfin 12 12 €/month	60 minutes 24h, 500 MB (SIM only)
Ballena multidevice and data intensive use (contract consumer)	Ballena 55 55 €/month	500 minutes 24h, 1,000 SMS, 3 GB
	Ballena 42 42 €/month	350 minutes 24h, 1,000 SMS, 2 GB
	Ballena 32 32 €/month	200 minutes 24h, 1,000 SMS, 1.5 GB
	Ballena 22 22 €/month	100 minutes 24h, 1,000 SMS, 1GB
Ardilla: entry plan (contract consumer)	Ardilla 15 10 €/month	Minimum fee 15€/month, 8 euro cents/min, 150 SMS, 500 MB, 24h
	Ardilla 8	Minimum fee 8 €/month, 8 euro cents/min, 24h
Pingüino expenditure control (contract consumer)	Pingüino 10 € or 20 €/month (automatic recharge)	Free calls to Orange numbers 6pm to 8am (max. 1,000 min), weekend and holiday 24h. Other calls 14 euro cents/min
	& Navegación 20 €/month (automatic recharge)	Free calls to Orange numbers 6pm to 8am (max. 1,000 min), weekend and holiday 24h. Other calls 10 euro cents/min. Data traffic 150MB, 150 SMS
Básico SIM only voice SIMO (contract consumer)	Básico 6	Minimum fee 6 €/month, 6 euro cents/min, 6 euro cents/SMS, 24h. (SIM only)
León voice abundance (prepaid)	León de Tarjeta 7€/week	100 minutes 24h, 9 euro cents/SMS
Delfín Browsing voice and data (prepaid)	Delfín de Tarjeta 3.5€/week	9 euro cents/min, 100 MB data, 50 SMS
Ardilla voice entry (prepaid low cost)	Ardilla de Tarjeta	Minimum top-up of 5 €/month, 9 euro cents/min, 9 euro cents/SMS, 24h
Mundo (prepaid for immigrants)	SIM Mundo	From 1cent/€ to fixed and mobile international calls 24h. 7cent/€ to fixed and mobile national calls 24h
Internet Everywhere Premium Plan (contract data)	IEW35 35 €/month or 25 € for voice contract users (free Modem Wifi)	10 GB at max. speed, then 128 kbps
Internet Everywhere Entry Plan (contract data)	IEW19 19 €/month or 9 € for voice contract users (free Modem Wifi)	2 GB at max. speed, then 64 kbps
Internet Everywhere (prepaid data)	Daily bundle daily rate 3.5 €	250 MB at max. speed, then 64 kbps
	Monthly bundle monthly rate 36 €	2 GB at max. speed, then 64 kbps

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Habla (small business abundance mobile voice)	Habla 9, 19, 29	9 €/month, 0,15 € setup fee, 1,000 min 24h 19 €/month, 250 min 24h 29 €/month, 450 min 24h
Habla y Navega (small business abundance voice and mobile Internet access)	Habla y Navega 19, 29, 39, 59	19 €/month, 150 min 24h, 500MB 29 €/month, 300 min 24h, 500MB 39 €/month, 500 min 24h, 500MB 59 €/month, 1.000 min 24h, 1GB 50MB Roaming
Habla y Conecta (small business abundance voice and multi device Internet access)	Habla y Conecta 35, 49, 69	35 €/month, 300 min 24h, 1GB, 1,000 SMS 49 €/month, 500 min 24h, 2GB, 1,000 SMS 6 9€/month, 1,000 min 24h, 5GB, 1,000 SMS
SIM Only (small business abundance mobile and Internet access without handset subsidy)	Habla y Navega 19 SIM	19 €/month, 250 min 24h, 500 MB, 1,000 MB
Tarifas Optimas (business and large national accounts)	Tarifa Optima 120, 180, 240, 360

Free CUG within the monthly fee

•

Base national tariff 0,15 €/min (0,15 € call set up) + discount on base tariff depending on price plan and destination

•

Discounts on international & roaming calls, SMS and data bundles

•

120: 4 €/monthly fee, 18 € minimun consumption (after discounts) with a minimum of 120€ per customer

•

180: 4 €/monthly fee, 25 € minimun consumption (after discounts) with a minimum of 180 €

•

240: 3 €/monthly fee, 19 € minimum consumption (after discounts) with a minimum of 240 € per customer

•

360: 3 €/monthly fee, 19 € minimum consumption (after discounts) with a minimum of 240 € per customer

Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange

Orange retail distribution network consists of 2.971 points of sale including:

•

Orange’s own shops;

•

Franchises;

•

Specialized shops under the Orange brand;

•

Non-exclusive specialized shops;

•

A network of retailers.

Orange España also distributes its services through remote sales channels and its own online sales portal.

In 2012 Orange has completed the roll-out of the retail direct channel reaching 400 points of sale. The sales through our Exclusive, Online and Telesales Channels already represent 80% of total sales.

The network

Fixed network

UNBUNDLING (IN MILLIONS)

Source: Orange

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FIXED BROADBAND COVERAGE

	2012	2011	2010
Number of accessible copper lines (in millions)	16.40	13.20	12.81
Number of households which can be connected by FTTH (in millions)	0.06	0.06	0.04
Number of NRA (in thousands)	879	615	589
Source: Orange

Orange España fixed access infrastructure, based on its own optic fiber network and extensive ADSL roll-out, enables delivery of advanced telecommunication services, including broadband Internet access, VoIP, IPTV, TV streaming, VOD and advanced business services.

Orange continues investing in fixed line network to improve customer service and to support profitable growth in fixed broadband. In 2012, the Company has invested in 264 additional connections to incumbent’s MDFs, extending direct DSL access to more than 16 million households, compared to 13 million at the end of 2012.

In June 2012, Orange announced its plan to deploy a new FTTH network. To that end, in March 2013, the France Telecom-Orange Group signed an agreement with Vodafone for a joint investment to link 3 million households by 2015, and 6 million by 2017, 1.5 million of which would be through Orange España.

Mobile network

	2012	2011	2010
GSM Voix/EDGE	99.3%	99.2%	99.2%
3G (UMTS)/HSDPA	92.3%	90.6%	89.7%
Number of 2G radio sites (in thousands)	14.8	14.7	16.1
Number of 3G radio sites (in thousands)	11.2	11.0	9.6
Source: Orange

The process of mobile network access transformation keeps on going. Two major plans were launched in 2011, “Radio Access Network Renewal” and “Mobile Backhaul Refresh” to increase coverage and available throughtput to Orange customers along with reducing energy and maintainace costs.

With regards to the “RAN Renewal” program more than 7,000 mobile nodes have been swapped along the year 2012 to state of the art new multi frequency equipment adapted for LTE.

Regarding the “Mobile Backhaul Refresh” program up to 4,500 nodes have been connected to the backhaul with very high broadband technologies, either fiber to the node or the new packet microwaves, and full IP connectivity.

Also in 2012, Orange has concluded the transformation of its transport and core network to a single and convergent model, with the migration of all mobile traffic transport to IP and the upgrade of WDM (Wavelenght Division Multiplexing) multiplexes and switches.

Investments in access allows more than 80% of Orange customers to enjoy improved indoor coverage and increased troghput while the new core and transport network provides a more efficient and robust network, ensuring business growth with high levels of quality and security.

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Key Events

January

•

Orange, Telefonica and Vodafone announced the near availability RCS-e service in Spain

•

Orange invested 23 million euros to renew its network in La Coruña and 19 million in Murcia

•

Integration of Customer Centre in Oviedo in order to increase global customer satisfaction

February	• Alliance with Banco Santander in NFC multi-brand
March

•

Orange launched Entre Nosotros (B2C offer, 0 cent/min among mobile lines, no set up fee, up to 1,000 min/month per line)

•

Alliance with Malaga Company of Transport (EMT) in NFC

•

Orange invested 12 million euros to renew its network in Vizcaya

•

Orange invested 800,000 euros to deploy new ULL stations in Canary Islands

•

Alliance with Group Aguas de Valencia for automatic reading of water meters

•

Orange announced the maintenance of the subsidy of mobile phones

•

Launch of Tranquillity services for mobile customers which allows customers to get a temporary replacement handset, contacts backup, line with SIM Tranquillity and special customer care number 1474

•

Orange launched Arranca tu Smartphone and Tu experto, assistance to set up and use high-end handsets

April

•

First augmented mobile app in Malaga to promote tourism

•

Orange launched Invita y Ahorra to reward customers who recommend Orange ADSL to family and friends

•

Orange and Sanofi presented Platform Diabetic for the management of diabetic patients

•

Orange extended its offer SIM Mundo to 20 new international destinations

•

Orange launched Orange Tahiti, its new tablet with Orange brand

May

•

Canal + 1 Movil in Orange TV mobile

•

Launch of Tranquillity services for ADSL customers, includes online support via chat, expert help in setting up and connect all the computers at home, an annual review of PC and a virtual hard disk of 15 Gb

•

Launch of mobile app Protect Children

•

Orange launched in Spain the new Samsung Galaxy S III

•

Microsoft and Orange agreed to facilitate cloud services for Spanish SMEs

June

•

Orange Spain and UNICEF joined to launch the initiative Construye su Futuro to increase the quality of education of over 220,000 children of the Dominican Republic

•

Orange announced the mobile broadcast in live of championship Euro 2012

•

Orange announced a plan to deploy a new generation network of fibre to the home (FTTH) in Spain, 300 million euros investment during the next four years to deploy a FTTH network that will cover about 1.5 million homes and businesses

•

Orange invested 12 and 10.5 million euros to renew its network in Las Palmas and Tenerife

•

Improve or Travel: As part of the product Travel for roaming, Orange launched a data tariff of 5 Mb for only 1 €/day, also offers a 50% discount on calls from Europe for only 1 €/day, which you pay only the day you talk. Orange also cut its prices in Europe: 27% in incoming calls, 17% in outgoing calls, SMS 0.09 €

•

Orange launched Amena.com, its new postpaid mobile phone service 100% online. Voice+SMS for 19 €/month or Internet+voice+SMS 29 €/month

July	• Orange invested 18 and 30 million euros to renew its network in Zaragoza and Alicante • Orange launched its new catalogue of accessible solutions
August	• Orange launched, Melovibe, a specific mobile application for people with hearing disability
September

•

Orange launched intensive data tariffs Ballenas, up to 3 Gb, free extra SIM, 24h calls and 1,000 SMS/month from 22 €/month

•

Launch of Mi Fijo for residential customers that used mobile network to provide fixed telephony services for 10 €/month

October

•

Orange launched the service double call for fixed telephony customers

•

Yacom customers become Orange customers

•

Orange invested 7 and 24 million euros to renew its network in Guipuzcoa and Seville

•

Orange presented Colourcall mobile app developed specifically to improve accessibility in the use of mobile technology for people with mild visual or hearing disabilities

•

Orange launched Ser de Orange a new loyalty program for Orange ADSL customers who can enjoy benefits such as discounts and special promotions, gifts, etc.

•

Opening of the new customer care centre in Oviedo

November

•

Orange invested 24, 8 and 15 million euros to renew its network in Malaga, Huelva and Granada

•

Orange launched its new offer Wi-Fi Movil, includes a 21 Mbps portable wireless router to use at any location

•

Orange started to sell Huawei Ascend P1

•

Orange improved range “Combina y Ahorra”, launched Dolphin 60, the third Amena.com tariff and Habla y Navega 19 SIM

•

Orange presented its corporate social responsibility report

•

Movistar, Orange and Vodafone launch their enhanced communication services (RCS) under the brand Joyn™

December

•

Orange Spain announced the purchase of Simyo, MVNO owned by KPN in Spain, with 380,000 customers. Orange will continue using the brand Simyo and the company will continue to operate as a MVNO on Orange network. This transaction will have no impact on Simyo customers, they will keep their current tariffs and service conditions

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Outlook

Spain, affected by a strong economic crisis since 2008, shows an economic outlook still difficult and vulnerable. Despite the sustained efforts in terms of fiscal consolidation, financial sector restructuring and structural reforms, the Spanish economy is not expected to see recovery until at least 2014.

The telecommunication sector has adapted to the recession context through:

•

the appearance of low cost brands which offer tariffs with less services but at lower prices; and

•

a strong impulse to the convergence which let Operators increase customer stickiness, offering mobile, Internet and voice services in one product at a discounted price

This is putting higher pressure on revenues for most market players, which still have to invest in new generation networks (mobile and fixed) to face to the ever increasing customer demand of bandwidth, thus also leading to a squeeze of margins.

Nevertheless, in this panorama, Orange still sees opportunities for growth, both in revenues and margins, reaffirming its target to become the number one trusted alternative telecommunications operator for basic services. To meet this goal, Orange España sticks to its Conquests 2015 plan, in which it has defined strategic priorities for growth, action plans and objectives focusing on increased speed and modernized infrastructure, the simplicity and reliability of its products and services, the role of its employees at the core of the Company, excellence in customer relations and new services.

The main priorities in strengthening Orange’s value proposition are:

•

developing a portfolio of targeted, unique products;

•

offering services with the best possible quality/price ratio and developing Amena.com as the reference low-cost brand;

•

increasing presence in growing customer segments that are being overlooked;

•

using convergence to stand out from the competition through bundled offerings and integrated services;

•

further transforming the distribution channels;

•

evaluating next-generation services, focusing on simplicity and segmentation.

The main priorities in improving customer experience and satisfaction are:

•

restructuring processes to improve the customer experience and satisfaction;

•

providing a unified customer experience throughout the entire contact chain (points of sale, call centers, sales force);

•

segmenting customer service and operational support;

•

further enhancing and developing loyalty programs.

The main priorities in improving operational/technical quality and efficiency are:

•

modernizing network access and core networks to boost scalability and cost control and to ensure compatibility with next generation networks (fourth mobile generation and Very High Broadband);

•

improving the quality of customer processes;

•

upgrading IT platforms toward greater integration and convergence to improve business efficiency and quality and to reduce costs;

•

optimizing resources and reducing costs through increased network sharing and streamlined purchasing.

6.3.4   Rest of the World

6.3.4.1    Other European countries

Belgium

The Telecom Services Market

KEY MACRO-ECONOMIC INDICATORS

	2012	2011	2010
Population (in millions) (1)	11.0	11.0	10.9
Households (in millions) (2)	4.8	4.7	4.7
Growth in GDP (%) (3)	-0.2%	+2.4%	+2.1%
GDP per person (in euros PPP) (2)	34,302	37,677	36,274
Change in consumption per household (%) (1)	0.0%	+1.6%	+1.5%
Sources: (1) STATBE (2) FPB (3) National Bank of Belgium

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TELECOM SERVICES REVENUES (IN BILLIONS OF EUROS)

Source: Mobistar estimates

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources: Mobistar estimates

Belgium’s telecommunications market remained stable overall, in terms of both volume and value. According to Mobistar’s estimates, the number of active SIM cards in the Belgian market represented around 114% of the population at the end of 2012. The fixed broadband market is still strong, with volume growth of roughly 2.7% year-on-year (source: Mobistar).

2012 saw changes to the regulatory framework with the introduction of a new Telecommunications Law in October, capping the duration of telecommunications services subscriptions at six months for residential customers and small businesses.

Fixed-Line Telephony

Competition intensified in the fixed-line telephony and Internet markets as triple play and bundled packages became the standard offers in Belgium. The fixed-line broadband market is dominated by incumbent operator Belgacom (the historical player with national coverage) and cable operators, VOO (Wallonia and Brussels) and Telenet (Flanders and Brussels), as the level of full unbundling of the local loop is fairly low and prices are relatively high. Fixed broadband offers have evolved towards the provision of more television services, and the incumbent operator has stepped up promotion of its bundled packages, combining fixed-line and mobile Internet, and reinforced its position in this segment.

Mobile Telephony

	2012	2011	2010
Revenues (in millions of euros)	3,648	3,622	3,741
incl. subscriptions	2,848	2,783	2,847
incl. prepaid	800	839	894
Number of customers (in millions)	12.5	12.4	12.2
incl. subscriptions	7.0	6.4	6.1
incl. prepaid	5.5	6.0	6.1
Total ARPU (in euro per month)	24.1	24.7	26.1
Source : estimation Mobistar

The smartphone market continued to grow significantly in 2012 with the launch of new devices and commercial offers. Traffic and revenues generated by data as a proportion of total mobile revenues grew significantly year-on-year as a result. Moreover, the proportion of subscription and prepaid services in the Belgian market improved once more in 2012, with major prepaid users tending to switch to subscription-based plans.

These developments partially offset the decline in ARPU, which fell 2.4% as a result of regulatory pressures (reduction in mobile termination and roaming rates) and competition in the Retail and Business markets.

The mobile broadband market continued to grow, buoyed by the introduction of a range of offers by the three operators and the roll-out of pilot projects in preparation for 4G LTE networks.

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The Competitive Environment

MOBILE MARKET SHARE (1)

Source: Mobistar estimates

(1)  Including MVNOs

The mobile market is split more evenly than the fixed-line market between the three main players: Proximus (Belgacom’s mobile telephony brand), Mobistar, and Base. Telenet, a virtual operator on Mobistar’s mobile network, entered the market during 2012 and is the fourth largest mobile operator with a market share of almost 3% at year-end.

Competition continued to heat up in 2012 in a saturated market and in response to the new telecommunications law that significantly cuts the contractual period for subscribers.

Belgacom subsidiary Proximus maintained its market leadership thanks to increasingly convergent offers. Mobistar slightly increased its market share on the back of its solid positioning in the very buoyant smartphone segment and attractive subscription offerings. Mobistar’s market share is also influenced by the success of the innovative offers launched by its partner Telenet during the second half of 2012. Base (the KPN Group Belgium brand) pursued a very active customer acquisition strategy, particularly in the prepaid market.

Mobistar’s activities

FINANCIAL AND OPERATING INDICATORS

	2012	2011	2010
Revenues (in millions of euros)	1,605	1,611	1,621
Number of subscribers (in millions)
Fixed-lines	0.23	0.23	0.18
o/w Internet lines	0.07	0.08	0.06
Mobile customers	3.4	3.5	3.5
Total ARPU (in euro per month)	28	30	31
Source: Mobistar

France Telecom-Orange operates in Belgium via Mobistar, which is listed on the Brussels stock exchange. The group owns 52.9% of the share capital.

Mobistar ended 2012 with 3.4 million active mobile customers, down 2.4% year-on-year. This decline is due primarily to the fall in the number of prepaid customers. The number of subscriber customers rose slightly, despite the drop-off in the fourth quarter as a result of new legislation allowing customers to switch providers after six months, free of charge. Mobistar increased its market share in Belgium at 34%, (including Telenet and excluding Machine to Machine cards, which increased to 518,000 at end-2012).

Subscription fees accounted for 68.1% of the total subscriber base (excluding MVNOs) at year-end 2012, up from 66.3% in 2011.

The number of MVNO customers increased from 590,000 in December 2011 to 890,000 a year later, representing an increase of 50.8%. The total customer base (Mobistar S.A. + MVNO) increased 5.3% year-on-year, from 4.1 million as of the end of December 2011, to 4.3 million one year later.

Average revenue per user (ARPU) edged down due to the impact of regulation (reductions in mobile termination and roaming rates), and, to a lesser extent, the drop-off in voice traffic in 2012. This decline was partially offset by the increase in mobile data traffic and unlimited SMS offers. The growing number of subscribers with a mobile data plan and the increased use of mobile Internet services on smartphones, tablets and PCs have resulted in lifting the share of mobile data in telephony revenues from 37.1% in 2011 to 41.4% at end-2012.

Mobistar’s offers

New subscriber plans in the Animal range (Ecureuil, Kangourou, Dauphin and Panthère) were launched in April 2012 in anticipation of the changes imposed by the new telecommunications law.

Mobistar also reacted to aggressive competition in the mobile Internet market by reducing the price of its unlimited Kangourou and Panthère plans and increasing the volume of data included in its Dauphin plans to 500 megabytes per month for Dauphin 15, Dauphin 25 and Panthère 30. The price of the Panthère unlimited monthly subscription was reduced from 90 euros to 75 euros, while Kangourou unlimited went down from 70 euros to 60 euros. Panthère 60 now includes ten hours of call credit, instead of the previous seven hours.

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These price reductions and plan changes were very well received by customers. At the end of December 2012, 43% of Mobistar’s home subscribers were on an Animal plan.

Distribution

BREAKDOWN OF DISTRIBUTION CHANNELS (AS A % OF CONSUMER CUSTOMER ACQUISITIONS)

Source: Mobistar estimates

Mobistar’s distribution strategy has four main strands:

•

very dense distribution, thanks to the development of complementary distribution channels and regional partnerships;

•

an emphasis on exclusive distribution (Mobistar Centers, telesales), with particular efforts going to on-line sales;

•

the protection of Mobistar’s share of sales [explain] in open distribution channels;

•

segmentation of each outlet depending on its specific sales potential.

In 2012, Mobistar’s network was made up of 163 stores, confirming its status as the biggest retail chain in Belgium. Mobistar owns 46 of these outlets (compared with 49 at the end of 2011). Mobistar is also the exclusive telecommunications supplier of Euphony, a door-to-door distribution company. Online sales edged up from 7.4% for the retail segment in 2011 to 7.6% in 2012.

The network

COVERAGE (AS A % OF THE POPULATION)

	2012	2011	2010
GSM Voice/Edge	100%	100%	99%
3G (UMTS)/HSDPA	97%	97%	90%
Number of 2G radio sites (in thousands)	3.3	3.3	3.3
Number of 3G radio sites (in thousands)	2.4	2.1	1.9
Source: Mobistar

In 2012, Mobistar pursued its roll-out strategy aimed at reinforcing its interior coverage of customers’ homes, allowing swift and inexpensive extension of 3G, and introducing an improved version of UMTS allowing speeds up to three times faster (HSPDA technology available throughout Mobistar’s 3G network).

Key Events in 2012

March	• The TV channel RTL and Mobistar launched Plug Mobile • Mobistar to sell the new iPad in Belgium
April	• Mobistar launched its commitment-free Animal subscription plans
May	• Telenet and Mobistar extended their Full MVNO agreement for a further five years
June	• Launch of a pilot 4G network in Antwerp
August	• Mobistar teamed up with Orange Business Services to expand its IP VPN offer for the business market
September	• Mobistar started sales of iPhone 5 in Belgium
October	• Enactment of the new telecommunications law
November	• Launch of the Personal Check-up service for Mobistar subscribers, offering personalized plan advice twice a year

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Outlook

Looking forward to the opportunities opening up in the Belgian market from 2015, related in particular to the maturity of the 4G market and cable infrastructure regulation, Mobistar decided to accelerate investments in areas in line with its four strategic priorities:

•

Become the mobile market leader: Mobistar is rolling out its SuperMobile 2013-2015 investment program to safeguard its position in this market:

•

In 2013, it will accelerate renewal of its 2G/3G network to meet customers’ current needs,

•

To meet rising demand for mobile Internet, Mobistar will swiftly deploy a 4G network on the 1,800 MHz bandwidth or another spectrum that may become available in the future.

•

Stand out from the competition through its services available anytime and anywhere:

•

Mobistar will continue to offer fixed-line access as an option for its mobile services in 2013,

•

it will prepare to introduce offers on regulated cable within 12 to 24 months, and will leverage all new opportunities arising from the rapid deployment of the 4G network,

•

Mobistar will invest in developing services ensuring its residential customers can stay connected anywhere and anytime, for TV, on tablet computers, smartphones or in the Cloud,

•

in the B2B market, Mobistar will take advantage of its growth in the Machine to Machine and corporate segments to offer mobile connectivity 3.0 services to companies, based on strategic partnerships, enabling employees to use their personal devices for work and to access business services in the Cloud;

•

Deliver the best customer experience in the market: customer satisfaction is part of Mobistar’s DNA and remains a key priority for 2013. The company will accelerate its investment program in online distribution, its retail outlets, loyalty programs and customer test center to back this commitment. Mobistar reaffirms its goal to deliver the best customer experience in the Belgian market and become the preferred telecom brand in Belgium;

•

Implement its ACE (Agility – Cost – Execution) program to be the benchmark for costs control.

Luxembourg

The France Telecom-Orange Group is present in Luxembourg via Orange Communications Luxembourg S.A., a wholly owned subsidiary of Mobistar S.A. (Belgium) acquired in July 2007.

KEY MACRO-ECONOMIC INDICATORS:

	2012	2011	2010
Population (in thousands)	524.8	511.8	502.0
Growth in GDP (%)	0.2%	1.70%	2.90%
Source: Eurostat – estimate for 2012

Competition in the mobile telephony market in Luxembourg is intense. Orange Communication Luxembourg is in third place in terms of market share, behind LUXGSM, a subsidiary of the incumbent operator EPT (Entreprise des Postes et des Télécommunications) and Tango, a subsidiary of the Belgian Belgacom. EPT also holds the largest market share in the fixed-line and Internet market.

Orange Communications Luxembourg achieved growth in a challenging economic environment. At the end of 2012, the Luxembourg subsidiary of Mobistar had a total of 105,805 active mobile customers, up 6.6% compared with 2011. Its Machine to Machine customer base posted strong growth to 15,900 cards at end-December 2012, from the 5,947 registered one year earlier. Average revenue per customer (ARPU) increased 2.1% year-on-year from 50.76 euros at the end of December 2011 to 51.88 euros at end-2012, despite the impact of roaming regulations.

Telephony revenues rose by 8% to 65.5 million euros at year-end, boosted by the success of its consumer contract plans and Internet options. Revenues totaled 75.5 million euros at end-2012, an increase of 14.8%.

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Romania

The Telecom Services Market

MACROECONOMIC DATA

	2012	2011	2010
Population (in millions) (1)	21.3	21.4	21.4
Households (in millions) (2)	7.1	7.1	7.4
GDP growth (%) (1)	+0.9%	+1.5%	-1.3%
GDP per capita (in dollars PPP) (1)	12,838	12,358	11,895
Change in consumption per household (%) (2)	+0.3%	+0.7%	-2.0%
Sources: (1) IMF October 2012 (2) National Institute of Statistics for 2012 and Eurostat for 2010 and 2011

REVENUES FROM TELECOM SERVICES (IN MILLIONS OF EUROS)

Source: Ancom and Orange Romania’s estimates

NUMBER OF CUSTOMERS (IN MILLIONS)

Sources:

(1)  Ancom June 2012

(2)  Orange Romania’s estimates

After a contraction of 1.6% in its GDP in 2010, Romania emerged from recession in 2011, with growth of 2.5% over the year. The trend was sustained in 2012, despite a slowdown in the pace of growth (0.9%). Public sector wages, cut by 25% in 2010 under government austerity policies, were increased in two stages during 2012, by 8% in June and a further 7% in December. However, the severe drought during the summer months and the contraction in the euro zone’s economy, combined with political tensions at home had a negative impact on growth in the second half. Direct foreign investment remained modest at 621 million euros in H1, compared with 874 million euros in the same period in 2011. The local currency, the leu (RON), fell 5% in the year, driving up the cost of loans denominated in euros and shrinking household and company consumption.

The telecommunications market continued to contract in 2012, in terms of both volume and value. Revenues continued to shrink, albeit at a slower pace, due in the main to regulatory measures, as reductions in fixed-line and mobile termination rates imposed by the regulatory authority (-19% in Q1 and -24% in Q3 2012) cancelled out the first signs of a return to growth. The fall in value in the telecommunications sector is estimated at 2%, with an ongoing decline in fixed-line and mobile services revenues. Internet and data transfer are the sole growth segments, driven by the success of data and broadband services. Constant pressure on prices is the main characteristic of this market.

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Mobile Telephony

	2012	2011	2010
Revenues (in millions of euros)	2,181	2,245	2,322
Number of customers (in millions)	26.4	26.4	28.5
o/w subscription	10.6	10.2	10.4
incl. prepaid	15.8	16.2	18.1
Source: Orange Romania’s estimates

Following a severe reduction in 2011, the number of mobile customers stabilized at roughly 26 million in 2012, due essentially to the cancellation of inactive prepaid cards in the customer databases of all carriers.

During the year, Orange Romania introduced a number of innovative services to the market, such as the first high-definition international voice calls between Romania and Moldova and the launch of 4G in December.

The Romanian regulator, Ancom, conducted a frequency spectrum auction in 2012 and Orange Romania secured the frequencies it needs until 2029 for a total investment of 227 million euros. This successful tender confirms Orange’s long-term commitment to the Romanian market.

The Competitive Environment

MOBILE MARKET SHARE

Source: Orange Romania’s estimates

The solid commercial performance recorded in 2012 by Orange Romania consolidates its leadership position and increases its market share 0.5 points to 39%. The gap between it and its main competitor, Vodafone Romania, widened to more than 2 million customers (source: Ancom), while Cosmote, in third position, maintained the same market share as in 2011.

Orange Romania’s activities

FINANCIAL AND OPERATING INDICATORS

	2012	2011	2010
Revenues (in millions of euros)	912	937	973
Number of subscribers (in millions)
Mobile Customers	10.2	10.2	10.5
o/w broadband	3.5	3.4	3.2
Total ARPU (in euros per month)	6.5	6.8	6.9
Source: Orange Romania

France Telecom-Orange operates in Romania via Orange Romania, in which it has a 96.8% stake.

Total revenues for Orange Romania fell 2.7% year-on-year, but underlying growth (stripping out the impact of the reduction in call terminations) returned to positive territory (+1.4%), with an acceleration in the last quarter.

Orange Romania passed the 4 million subscribers mark in 2012, with a client base of 10.2 million.

This rise is mainly attributable to the strong growth in the Animals offers in the residential market and increased smartphone penetration among customers, which boosted revenue from data. Mobile data traffic grew almost 45% in the year, demonstrating an appetite for mobile Internet and smart devices.

Orange Romania is the only operator in the Romanian market to have launched the new iPad and iPad mini, offering innovative monthly instalement options in collaboration with a number of banks.

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It continued to promote more segmented contract subscription offers, and introduced a new Animal offer (Kangaroo) in the second half to meet the growing demand for mobile data services, which includes in-store support for mobile data use.

Orange Romania also launched new options in the prepaid market, backed by a very popular Chitoi ad campaign.

It also rolled out initiatives to expand the services available in its retail outlets, introducing international money transfers in partnership with Money Gram, and mobile phone repairs in five dedicated Orange Care centers.

In 2012, Orange Romania and Equant Romania, both subsidiaries of France Telecom-Orange, consolidated their extensive expertise in fixed-line and mobile voice and data solutions (international IP network and outsourced services for the corporate market) with offers integrated under a single banner. Orange’s major accounts will benefit from the high-level professional expertise and knowledge brought to the front by this unprecedented tie-up, which offers them a range of integrated and collaborative communication solutions and cutting-edge national and international infrastructure.

Distribution

SEGMENTATION OF DISTRIBUTION CHANNELS (AS A % OF CUSTOMER ACQUISITIONS)

Source: Orange Romania

In 2012, Orange Romania continued to develop its franchise business, while optimizing its presence and the performance of its own sales outlets, relocating some and modernizing its image.

The network

COVERAGE (AS A % OF THE POPULATION)

	2012	2011	2010
GSM Voice/Edge	99.9%	99.9%	99.5%
3G (UMTS)/HSDPA	99.8%	87.8%	55.3%
Number of 2G radio sites (in thousands)	4.1	3.9	3.5
Number of 3G radio sites (in thousands)	3.7	2.6	1.4
Source: Orange Romania

Orange Romania concentrated network investments in 2012 on improving the customer experience and the quality of its customer service. Its program to expand 3G network coverage in rural areas was successfully completed in Q2 2012, with 3G coverage increased from 55% of the population in 2010 to 99.8%. The program went beyond simply extending coverage and set out to achieve energy savings and cut the number of site interventions.

At the end of 2012, Orange Romania offered 3G services throughout the country, providing the fastest mobile data network in the country with 3G+ and speeds of up to 21.6 Mbps in more than 13,000 localities, and H+ with speeds of up to 43.2 Mbps/s in 260 towns and villages.

In addition to these advantages, Orange offers quality high-definition voice telephony to its customers. Orange was named best file download service operator in July 2012, based on tests conducted at various urban and rural locations comparing all mobile operators in the Romanian market by an independent firm (P3 Communications).

Orange Romania rolled out a 4G-LTE offer in December 2012 to deliver very high-speed data services, with download speeds of up to 75 Mbps and upload speeds of up to 37.5 Mbps.

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Key Events

January	Launch of a payment and quick access offer, in partnership with the Bucharest metro system
March	Launch of a new loyalty program
April	Orange Romania celebrated its tenth anniversary
May

•

Launch of new online applications (with options for customers to select the most appropriate offers and test their Internet connection speeds)

•

End of the rural network refurbishment program, extending 3G coverage

June	• Launch of the NFC pilot (contactless technology), in partnership with BRD bank • Launch of Orange Explorer, an interactive app for smartphones based on augmented reality
July	• Launch of a new range of Options offers for prepaid customers • Orange named best file download service operator in Romania, based on independent comparison tests conducted by P3 Communications
August	• integration of OBS local activities
September

•

Acquisition of frequency spectra in the 800 MHz, 1,800 MHz, and 2,600 MHz bandwidths, for the next 16 years

•

Launch of Kangaroo, the first mobile service in Romania to include unlimited Facebook, Yahoo and Orange portal access

October	• World first high-definition international call between Romania and Moldova • Launch of the innovative SMS taxi call service, Clever Taxi • Introduction of fourth-generation iPad and iPa[d] mini
November	• Launch of international money transfer services with Money Gram • Launch of unlimited music with Deezer • Launch of Orange Expert for smartphone users, available in stores, online or by phone
December	• Launch of 4G • Launch of the innovative i-Rewind video recording app in ski resorts

Outlook

In 2013, Orange Romania is aiming to:

•

maintain its leadership position in the Romanian mobile market, building on the strength of the Orange brand;

•

continue to offer its customers the best digital experience available;

•

maintain its leadership of the field for innovation, by introducing new services to the market;

•

offer premium quality services and personalized customer service;

•

develop fourth-generation mobile services.

Slovakia

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions) (1)	5.5	5.4	5.4
Households (in millions) (2)	N/A	2.8	2.8
GDP growth (%) (1)	2.6%	3.3%	4.2%
GDP per capita (in dollars PPP) (1)	24,284	23,304	22,122
Change in consumption per household (%) (3)	-0.4%	-0.5%	-0.3%
Sources: (1) IMF (2) Eurostat (3) Slovakian government

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REVENUES FROM TELECOM SERVICES (IN MILLIONS OF EUROS)

Source: Orange Slovensko

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Orange Slovensko

In 2012, the telecommunications services market continued the downward trend of the previous years (a fall of 4.0% in 2012 compared with 2.0% in 2011). The economic backdrop was marked by a slight increase in GDP of 2.6% (a slowdown from the 3.3% growth reported in 2011) driven mainly by exports in the automotive and electronic sectors in particular. Adjusted for inflation, household consumption fell 0.4% year-on-year, while unemployment increased due to the global economic crisis, reaching 13.7% of the active population (source: IMF).

Other factors aside from the economic environment contributed to the contraction in the market, particularly reduced call termination rates and pressure on retail prices attributable to heightened competition.

Like in previous years, the fixed-line telephone market (including VoIP) continued its decline in 2012 (down 1.9% in number of customers), although VoIP helped limit the fall. The market for fixed Internet services grew 23.7% in volume and 10.3% in value in 2012, totaling 1 million customers at year-end. Orange Slovensko’s Internet market share rose from 6.2 to 7.5% in 2012.

Mobile Telephony

	2012	2011	2010
Revenues (in millions of euros)	1,153	1,224	1,255
o/w subscriptions	992	1,051	1,074
o/w prepaid	161	173	181
Number of customers (in millions)	6.1	6.0	5.8
o/w subscriptions	4.3	4.1	3.9
o/w prepaid	1.9	1.9	1.9
Source: Orange Slovensko (including M2M)

In 2012, contract customers accounted for more than 70% of Orange Slovensko’s total customers and 86% of its revenues (source: Orange Slovensko). The mobile penetration rate exceeds 100% and the average number of (voice) SIM cards per active user is 1.14 (source: Orange Slovensko).

The Competitive Environment

BROADBAND INTERNET MARKET SHARE

Source: Orange Slovensko

MOBILE MARKET SHARE

Source: Orange Slovensko estimates

Slovakia is an increasingly complex and competitive market, with a wide variety of offers available to consumers and businesses, including ADSL, fiber-to-the-home (FTTH), cable and mobile broadband Internet.

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Orange Slovensko competes against two other operators, Telefonica O2 and Telekom (51% owned by Deutsche Telekom). O2’s 2007 entry into the Slovak mobile market increased competition. In 2012, O2 continued to increase its market share via an aggressive low cost strategy that also served to sharpen the drop in ARPU. However, Orange Slovensko has maintained its number one ranking in mobile telephony with a market share of 46.5% in volume and over 50% in value.

ORANGE SLOVENSKO’S ACTIVITIES

	2012	2011	2010
Revenues (in millions of euros)	676	737	755
Number of subscribers (in millions)
Internet lines FTTH	0.06	0.05	0.05
Mobile customers	2.9	2.9	2.9
o/w broadband	1.9	2.1	2.1
Total ARPU (in euros per month)	17.2	18.9	20.1
Source: Orange Slovensko

Orange provides mobile services in Slovakia via its wholly owned subsidiary Orange Slovensko (OSK). Orange Slovensko was formed in 1996 and obtained its GSM license the same year. In August 2001, its license was extended to GSM 1800 technology. Orange Slovensko was subsequently granted a UMTS license in June 2002 for a 20-year period.

In 2006, Orange Slovensko entered the mobile broadband Internet market, with the launch of HSDPA technology on its 3G UMTS network. The following year, Orange Slovensko introduced triple play offers (fixed-line telephony, Internet access and TVoIP), using fiber-to-the-home (FTTH) technology. At the end of 2012, this network covered 315,000 households (55,562 of which are Orange customers), with speeds of up to 100 Mbps.

In June 2012, Orange Slovensko introduced WoW, a new range of commercial offers, which mark a breakthrough in relation to other offers on the market. The WoW plans offer attractive deals including unlimited traffic (voice, SMS and data) and a degressive rate according to usage. In September 2012, Orange Slovensko unveiled an innovative TV service to enhance its portfolio of fixed-line and mobile service offers.

Distribution

BREAKDOWN BY DISTRIBUTION CHANNEL (IN % OF SALES ACTIONS)

Distribution and Partnerships

Source: Orange Slovensko

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

•

Orange Slovensko retail stores, which only sell Orange products. In 2012, there were 155 (one of which was directly operated and 154 of which were under franchise contracts);

•

sales teams attached to Orange stores (responsible for information and sales to VIP and business customers), and door-to-door sales specialists for FTTH products and services;

•

specialized distributors and retailers selling prepaid cards;

•

a specialized sales team under Orange Slovensko’s responsibility, dedicated to the acquisition and loyalty-building of business customers;

•

a customer service platform under Orange Slovensko’s direct management;

•

an online sales website (www.orange.sk/eshop/), where customers can buy Orange products, services and accessories.

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The Network

COVERAGE (IN % OF POPULATION)

	2012	2011	2010
GSM Voice/EDGE	99.8%	99.7%	99.6%
3G (UMTS)/HSDPA	72.3%	71.1%	69.2%
Number of 2G radio sites (in thousands)	2.03	1.96	1.94
Number of 3G radio sites (in thousands)	1.41	1.34	1.24
Source: Orange Slovensko

The investments made by Orange Slovensko in 2012 again focused on improving the quality of 3G coverage in urban areas (densification, indoor coverage, migration to HSDPA+) while reducing operating costs, and on modernizing the transmission network (Backhaul refresh) to cope with the growth in traffic and to continue improving bandwidth and reliability (FTTC project – fiber to the curb).

Key Events

January	• DSL – Orange Slovensko expands its fixed Internet offers with DSL Internet access
June

•

WOW – Orange Slovensko introduces an unlimited calling plan with sliding rates ranging from 0.13 € to 0.055 € per minute

•

Orange GO – Orange Slovensko unveils a multimedia application designed to encourage the use multimedia with faster, easier access and features like usage tracking, music, chat, and e-books.

September

•

Orange TV – Orange Slovensko introduces a new service that allows users to access 7 day archive TV programmes, VOD, and watch TV shows on several different devices like TVs, computers, tablets, and smartphones (this service can also be used outside the Orange network)

•

WOW Prepaid Plan – Orange Slovensko adds a prepaid plan to its WOW lineup, in an effort to build customer loyalty

Q3	• Centrex IP – Orange Slovensko introduces a bundled package offering fixed-line and mobile services to businesses

Outlook

The investments made by Orange Slovensko in 2013 will continue to be focused on improving the quality of 3G coverage in urban areas (densification, indoor coverage, migration to HSDPA+), and on modernizing the transmission network (backhaul refresh) to cope with the growth in traffic, and to continue improving bandwidth and reliability (FTTC project – fiber to the curb).

Moldova

Telecom Services Market

KEY MACRO-ECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	3.6	3.6	3.6
GDP growth (%)	1.0%	7.0%	6.9%
GDP per person (in dollars PPP)	3,540	3,383	3,092
Source: Moldavian national statistics bureau, Ministry of the Economy, IMF

Moldova’s political situation remains complex, with an uncertain economic outlook. The country’s Ministry of Economics lowered its GDP growth forecast during the year, while consumer prices jumped 4.4% according to the national statistics office. Real GDP growth was dented by slower growth in the agriculture industry along with a 4.4% year-over-year drop in exports, reduced consumer spending, and the European debt crisis. However, domestic consumption was lifted by remittances from Moldavians living abroad, which account for between 25% and 30% of the country’s GDP. The country’s demographics are affected by the large number of working-age Moldavians emigrating to find jobs abroad.

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REVENUES FROM TELECOM SERVICES (IN BILLIONS OF LEI)

Source: Anrceti

Revenues from telecom services in Moldova totaled 6 billion lei in 2012, up 1.9% from the previous year mainly driven by the healthy growth in the fixed-line Internet and mobile businesses.

Revenues from the fixed-line Internet business soared 17.3% in 2012, while those from the mobile business rose 2.6%. The fixed-line telephony business saw revenues shrink 5% to 1.6 billion lei. Revenues from data transfer services edged up 2%.

Mobile services accounted for 61.3% of telecom revenues from Moldova in 2012, up 0.4 percentage points from 2011. Fixed-line telephony services accounted for 25.9% (down 1.8 percentage points) and fixed-line Internet and data transfer services together made up 12.8% (up 1.4 percentage points).

NUMBER OF CUSTOMERS (IN MILLIONS)

Source: Anrceti

The number of customers in Moldova grew by 13.2%, or 0.7 million, to reach 5.9 million. Most new customers were in the mobile telephony business, which added 0.6 million subscribers, or an increase of 16.2%.

The country’s mobile penetration rate is at 91%, with a substantial growth opportunity from consumers who sign up with more than one operator. This has resulted in an increase in intra-network traffic and a reduction in ARPU. The customer growth that some telecom operators are reporting is due to an extension of the length of time that prepaid cards are valid, rather than to actual new customer wins.

The number of customers at non-mobile businesses remained almost stable in 2012 with 0.4 million fixed-line Internet subscribers and 1.2 million fixed-line telephony subscribers.

The Competitive Environment

MOBILE MARKET SHARE

Source: Anrceti

The country has 24 fixed-line and three mobile telephony operators. Numerous companies also provide fixed-line Internet access, data transfer, broadcasting, and rebroadcasting services.

Orange Moldova’s mobile market share by volume shrank in 2012 due to competition from two other operators. However the company remains the market leader despite the challenging economic, competitive, and regulatory environment. Orange Moldova focused on maintaining its market share by value during the year, with measures to boost customer loyalty and satisfaction.

Moldcell (a TeliaSonera company) is the country’s second-leading operator and expanded its market share in terms of volume by five percentage points in 2012, largely by:

•

increasing its subscription fees and rates for calls to other Moldcell customers, and lowering its rates for off-network calls by 28%;

•

segmenting its customer base and offering special advantages to high value subscribers (10% of the company’s sales);

•

having billable options like ringtone selection activated by default;

•

opening Moldcell Aero stores in certain regions, which boosted the company’s market share by volume but not by value.

Unite (a Moldtelecom company) is Moldova’s third-leading operator and is slowly but steadily gaining market share; it added two percentage points in 2012. Unite’s strategy is based on:

•

offering new customers lifetime free, unlimited calls to other Unite customers and unlimited fixed-line calls for two years;

•

running advertising campaigns focusing almost exclusively on price;

•

subsidizing low-end 3G handsets and smartphones with 24-month contracts.

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Orange Moldova’s activities

FINANCIAL AND OPERATIONAL INDICATORS

	2012	2011	2010
Revenues (in millions of lei) (1)	2,683	2,640	2,569
Number of subscribers (in millions)	2	1.8	1.7
Total mobile ARPU (in lei per month)	111.9	118.2	125.6
Source: Orange Moldova (1) 1 leu = 0.0642 euros

France Telecom-Orange operates in Moldova via Orange Moldova, in which it has a 94.31% stake.

Orange Moldova’s revenues grew 1.6% in 2012 despite the tough economic climate and political uncertainty, thanks largely to more calls made by subscribers and to promotions that drove up sales of naked handsets and accessories. Declining revenues from prepaid outgoing calls were offset by higher revenues from incoming calls and roaming, reflecting lower rates for mobile call terminations and higher usage.

Offers

Orange Moldova’s strategy for improving customer loyalty and satisfaction includes:

•

rolling out its corporate communications platform Orange Best for You;

•

enhancing its services line-up with free calls to three numbers for long-standing customers, a free amount of data storage capacity included with smartphones, text alerts if a customer has exceeded his plan, customer support, and technical support in Orange Moldova stores;

•

offering a payment by monthly instalements option for handsets;

•

targeting different calling plans, services, and handsets to different customer segments.

KEY EVENTS

May 2012

•

Introduction of SUN, a single top-up card for prepaid calls, subscriptions, and mobile Internet services

•

Revamping of the company’s prepaid plans with a new OPTIM rate plan, a basic plan at 30 lei, free additional time given with top-up payments (based on the top-up amount)

•

Introduction of a prepaid Internet Acum access service

•

Revamping of the company’s Animals services line-up

October 2012	• Introduction of the Mobile eID authentication service • Rollout of mobile banking service SMS Banking • Introduction of online credit card payments (e-shop and top-ups)
November 2012	• Introduction of Stop the Clock, a special offer where all calls to Orange Moldova customers are free after the third minute
• Introduction of the iPhone 5 and a monthly payment option for telephones
• Rollout of 4G

Outlook

Orange Moldova intends to maintain its leadership position and keep its market share by value in the mobile market, in spite of the country’s sluggish economy. The company plans to do this by building customer loyalty and strengthening its brand positioning.

The company’s main goal for 2013 will be to encourage greater customer usage with a focus on prepaid plans, greater cell phone penetration in rural areas and rising demand for data services.

In the consumer segment, Orange Moldova’s greatest challenge will be to strengthen its leadership position in mobile telephony amid the trend towards bundled packages. In the business segment, the company will strive to maintain operational excellence and thereby meet its customers’ needs.

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Armenia

The telecommunication services market and the competitive landscape

The telecommunications market in Armenia is divided among three main operators: Orange Armenia which is only present on the mobile market; mobile operator Vivacell which is a subsidiary of the Russian operator MTS; and incumbent operator Armentel (fixed-line operator and subsidiary of Russian operator Vimpelcom) which operates under the Beeline brand. There are also numerous fixed Internet access providers such as UCOM (fiber optic at Erevan) and Rostelecom.

The total revenues of the various operators represent more than 4% of GDP. Revenues increased slightly in 2012 for the three main operators compared to 2011, driven by GDP growth and the build-up in Orange Arménie’s activities. Mobile penetration at the end of 2012 was close to 91% of the population.

Estimated market shares at the end of 2012 were Vivacell 62%, Beeline 21%, and Orange Arménie 17% (source: Orange). Orange Arménie’s market share remained stable overall in 2012 and Orange retains its position as the third operator in the country.

The Internet market, which up until two years ago was still under-developed, has continued its sustained growth with a penetration rate of more than 54% of households at end-2012. This development has favored the three main operators, whereas there are signs of consolidation among the smaller access providers. Orange Arménie is the leader for mobile Internet and has more than 63% of the market. 3G/HSPA technology accounts for roughly 34% of broadband access nationally, but has lost ground slightly to fixed-line Internet. Beeline has a monopoly on ADSL offers with a strong increase in its customer base.

Orange’s Activities in Armenia

Orange Arménie was granted a license to operate mobile communication services in the 900, 1,800, and 2,100 MHz bandwidths on November 19, 2008, for a period of 15 years. Commercial operations were launched in November 2009 and the Company has implemented a generalist operator strategy aimed at all market segments, with a range of services that includes voice and broadband Internet, using an extensive 2G/3G/HSPA network, a fully integrated and convergent solution (intelligent network and value-added services) and a broad distribution network.

At end-2012, Orange Arménie had some 512,000 active mobile customers, mainly with prepaid packages and 85,000 active mobile Internet customers. Hybrid retail offers were redesigned and have proven extremely popular with the 69,000 customers concerned at end-2012.

Orange Arménie grew revenues 48% year-on-year to 20 billion Armenian drams (some 40 million euros) in 2012, due to a combination of relatively low ARPU for voice offers and high ARPU for data use.

Distribution

Orange Arménie has an extensive distribution network with 75 stores under the Orange brand (of which 67 are under franchise) and 850 indirect sales outlets. Over 6,000 sales outlets sell prepaid recharges (including Orange stores, scratch card sales outlets, banks, ATMs, electronic recharging outlets).

The network

In 2012, 22 new radio sites were rolled out and the existing network capacity was also increased in response to the marked growth in voice and data traffic.

Key Events

In 2012, Orange Arménie focused on improving its revenues, and paid special attention to the quality of its service in order to reinforce customer loyalty.

Significant events during the year included the roll-out of offers for families, the launch of HSPA+ at 42 Mbps (Orange Arménie is the only operator in the Armenian market with this type of offer), a prepaid Internet offer, improved quality and refresh of older price plans. It also launched Kasperski and other specific offers.

Outlook

In 2013, Orange Arménie will continue to focus on improving the ARPU of its existing customer base and on creating value by acquiring new mobile and Internet customers. The quality of services, its close relations with its customers and innovation remain at the heart of its strategy to reach these objectives.

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6.3.4.2    Africa and the Middle East

Egypt

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	82	80.4	78.7
GDP growth (%)	2.0%	1.7%	5.1%
GDP per capita (in dollars PPP)	6,557	6,454	6,344
Source: IMF

The pace of Egypt’s gross domestic product (GDP) growth in 2012 is estimated at 2%, 0.3 points higher than in 2011. The events that led to the change of political regime highlighted the economy’s structural weaknesses, such as rampant unemployment, income disparities and social problems. The country’s macroeconomic situation should gradually improve, with a return to significant GDP growth (4%-6%) expected in 2014. These forecasts are to a large extent hinged on the outcome of the ongoing political transition, the implementation of political reforms needed to make the country a more attractive place to invest (especially for foreigners), and the ability to get the tourism market started again.

TELECOM SERVICES REVENUE (IN BILLIONS OF EGYPTIAN POUNDS)

Source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, June 2012

NUMBER OF CUSTOMERS (IN MILLIONS)

	2012	2011	2010
Mobile telephony (in millions)	104.1	94.1	79.8
Penetration rate (as % of population)	125.1%	115.6%	100.2%
Fixed broadband Internet (ADSL) (in millions)	2.0	1.8	1.4
Penetration rate (as % of population)	2.4%	2.2%	1.8%
Fixed telephony (in millions)	7.7	8.0	9.3
Penetration rate (as % of population)	9.3%	9.8%	11.7%
Source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, June 2012

Mobile Telephony

Source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, June 2012

The Egyptian mobile telephony market is comprised essentially of pre-paid customers. Operators are increasingly extending their offers into the lower end of the market, reducing connection charges, offering inexpensive handsets and allowing customers to recharge small amounts. This strategy is aimed to acquire middle-class and rural customers, and has resulted in a reduction of the average revenue per unit (ARPU). Political events had a big impact on the telecommunications market in 2012. The tourism sector in particular experienced a sharp drop in activity, resulting in a substantial fall in roaming revenues.

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While the penetration rate of fixed-line telephones continues to fall, and the development of the broadband Internet remains very limited, the mobile penetration rate continues to increase, offering the possibility of growth in the data and mobile Internet businesses. The mobile penetration rate was 125% at end-2012, with 104 million SIM cards in circulation (source: Arab Advisors Group, Egypt Telecom Market Indicators & Projections, June 2012).

The Competitive Environment

MOBILE MARKET SHARE

Source: Mobinil estimates

The Egyptian market is characterized by an increasingly competitive environment. Most competition is between mobile operators, but is also moving increasingly into the Internet and B2B markets. At the same time, alliances and integrations are changing the shape of the telecommunications market and leading different players to move towards a convergence strategy.

ECMS was the first operator to launch mobile services in Egypt, which it did in 1998 under the Mobinil brand. Vodafone Egypt was the second operator to enter the market, also in 1998 under the ClickGSM brand, and has positioned itself in the high value added customer segment thanks to its 3G network. Etisalat, a subsidiary of Etisalat U.A.E., entered the market in 2007 with an aggressive low-cost strategy.

Despite the highly competitive market, Mobinil managed to increase subscriber numbers in 2012 and maintain its number-two spot in with a 34.4% market share (source: Mobinil estimates). Vodafone remains the market leader with a 35.5% share, and Etisalat—the most recent entrant—is in third place with a 30.1% share.

Since Etisalat arrived with its aggressive low-cost strategy, it has been steadily gaining market share from the other two major players. Its positioning has also put downward pressure on rates; Vodaphone and Mobinil were forced to decrease theirs to stem the erosion in market share. Mobinil was able to stabilize its market share in 2012 thanks to a churn rate lower (by around 1 percentage point) than those of its peers (source: Mobinil estimates).

Mobinil activities

FINANCIAL AND OPERATING INDICATORS

	2012	2011	2010
Revenues (in millions of Egyptian pounds) (1)	10,343	10,195	10,585
Number of subscribers (in millions)
Mobile customers	33.8	32.9	30.2
o/w contracts	2.7	0.9	0.8
o/w prepaid	31.1	32	29.4
Total ARPU (in Egyptian pounds per month)	22.7	24.4	29.7
Source: Mobinil (1) 1 Egyptian pound = 0.128 euros

France Telecom-Orange, through its fully-owned subsidiary Mobinil (Mobinil Telecommunications S.A.E.), owns 93.92% of Egyptian Company for Mobile Services S.A.E. (ECMS), the operational company that carries out its business under the Mobinil brand. Orascom Telecom Media & Technology Holding S.A.E owns 5% of ECMS, and the remaining 1.08% is publically traded on the Cairo stock market. Mobinil acquired the Internet businesses of LINKdotNET and Link Egypt (LINK) in 2010.

Mobinil’s customer base stood at 33.8 million as of end-2012, an increase of 2.5% compared with 2011; 92% of customers are in the prepaid segment. There was a marked change in the percentage of prepaid customers during the year due to the introduction of capped contracts plans.

Annual revenues were 10.3 million Egyptian pounds in 2012, up 1.4% from 2011. ARPU continued its decline in 2012 (down 7%), reaching 22.7 pounds, due mainly to heightened competition between operators and the acquisition of new customers with less purchasing power.

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Offers

Type	Name	Main characteristics
Monthly packages	STAR from 25 £ to 500/month

A range of offers with monthly payment, unlimited calling to cell phones or landlines and free services (free number, conference calling): Star Global, Star Smartphone, Star Etkalem, Star Control & Star Online

Prepaid cards	ALO

Range of user-friendly and personalized offers with different prices per minute and per SMS (New Ghanily for young people, Tourist for tourists, El Masry, Alo Bedoon Shoroot, Baladna El Gedeed for regional users and El Kol 14, a flat rate for all networks)

Monthly packages for business clients	New Business Package from 25 £ to 500/month	Range of personalized offers meeting business customers’ needs, which offer more flexibility and benefits to business customers
Mobile broadband	Monthly Packages Prepaid card with optional Internet from 5 £ to 150/month Unlimited mobile Internet

Monthly packages including a volume of traffic and allowing Internet access anywhere, without additional charges or commitment thanks to a prepaid Internet line.

Mobile packages with unlimited Internet access that allows the customer to surf and benefit from unlimited Internet access. The fair use policy limits access to 110 Mbps, after which the customer continues to benefit from Internet access, but with lower speed.

Distribution

Mobinil sells products and services in Egypt through different distribution channels:

•

stores owned directly by Mobinil, which shrank to 48 in 2012;

•

franchise stores, which also shrank in 2012 from 60 to 56;

•

Mobinil kiosks, stationed in universities and which provide products and services to students;

•

outsourced kiosks, which offer products such as recharge cards and Alo lines in the subway, train stations, and ports;

•

specialized distributors and retailers (in 2012, approximately 12,000 of these points-of-sale offered Mobinil products and services).

Licenses

ECMS has a GSM license and a 15-year UMTS-3G license obtained in 2007. After 2022, this license is renewable without extra charges for periods of five consecutive years. The 2G license already held will automatically renew in 2013 for a nine and a half-year period and will expire at the same time as the 3G license. A coverage plan detailed over five years accompanies the grant of the 3G license, and the Egyptian Telecommunication Regulatory Authority (NTRA) guaranteed to Mobinil the grant of other frequency bands, the possibility of applying a special rate to its customers for communications within the Mobinil network (on net mode), and the reservation of a new network code.

Key Events

January	Mobinil holds an Ômra (pilgrimage) prize drawing for customers topping up their cell phones with 15 pounds or more; the 100 winners each get a free pilgrimage.
February	Mobinil launches an e-top-up (electronic top-up) promotion Mobinil launches a weekly rate plan with mobile Internet access Mobinil launches Alo Daily, a new range of daily rate plans
March	Mobinil launches BlackBerry handset packages Mobinil launches Ma3ak, a range of services for the hearing- and speech-impaired Mobinil unveils Call Blocker, an application to block unwanted calls
April

Mobinil launches two new “blocked” plans: Star Control 25 (25 pounds) and Star Control 50 (50 pounds), that can be topped up beyond the amount initially included in the plan

Mobinil launches a comprehensive data roaming promotion

Mobinil and Link introduce a mobile + ADSL package

May	Mobinil launches the Salefny Shokran emergency loan service that lets customers borrow money immediately Mobinil launches a one pound top-up option
June	Mobinil launches a data services that includes Facebook access
July	Mobinil launches micro-top-ups with El-Faddah Mobinil launches a daily mobile Internet service for two pounds
August	Mobinil launches a new version of its loan transfer service Mobinil launches the To the End of Ramadan Ômra promotion with 120 roaming minutes for 30 pounds
October	Mobinil enhances its Star Control line with Star Control 35 Mobinil launches high-definition voice products
November	Mobinil launches the Netawy University service for students
December

Mobinil celebrates its millionth Facebook fan with gifts like free minutes and ringtones

Mobinil launches the Easy Pay service to make it easier for customers to pay bills

Mobinil relaunches its 1111 Football Fan Club service

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Outlook

Social and political tensions resurfaced in Egypt in early 2013, making any significant improvement in the country’s economy unlikely during the year. ECMS will pursue the action plans initiated in 2012 with a strategy focused on value creation and operational efficiency. ECMS’s management will continue to focus on cost-monitoring and profit margin improvements through major initiatives like a large transformation program.

Ivory Coast

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	23.4	22.7	22
GDP growth (%)	8.1%	-5.8%	2.4%
GDP per capita (in dollars PPP)	1,696.1	1,572	1,683
Source: IMF

NUMBER OF MOBILE CUSTOMERS (IN MILLIONS)

Source: Informa Telecom & Media, Q3 2012

Ivory Coast’s mobile market went between 2011 and 2012 from 17.8 million to 18.6 million SIM cards in circulation, hence a 3.2% growth. During the same period, the country’s mobile penetration rate rose from 87.8% to 92.4%.

This increase reflects an expansion in the number of consumers with multiple SIM cards and the number of unlimited plans being offered, as well as falling communication prices and handset costs.

The Competitive Environment

MOBILE MARKET SHARE

Source: ATCI (H1 2012)

The market is characterized by a high level of competition linked to the presence of six operators, three of which have decisively adopted a low-cost strategy through an aggressive bonus policy. A new operator, Niamoutié Telecom, came into the market in late 2011 under the Café Mobile brand.

Competition among mobile operators remained fierce in 2012. The country introduced new telecommunications regulations during the year that bring interconnection rates closer in line with operators’ production costs, under pressure from second-tier operators like Moov, Koz, GreenN, and Café Mobile.

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Orange’s market share increased slightly to 34.7% in 2012 (source: ATCI). It held onto its top spot ahead of MTN, thanks to a healthy pace of innovation.

The market is characterized by very attractive price promotions for intra-network calls (Pass formulas), which have helped foster increased use. Promotions also fostered multi-equipment in SIM cards.

Other promotions targeted young people (like Moov’s Epiq Nation and Orange’s Mylife) and so high-income individuals (through new smartphone and BlackBerry packages).

Côte d’Ivoire Telecom and Orange Côte d’Ivoire Activities

FINANCIAL AND OPERATIONAL INDICATORS

	2012	2011	2010
Revenues (in billions of CFA) (1)	369	300	329
Number of customers (in thousands)
Fixed-lines	290	290	284
Internet Lines	36	36	47
Mobile Customers	6,118	5,785	4,702
Mobile ARPU (in CFA per month)	3,846.1	3,532.9	4,584.6
Source: Orange (1) 1 CFA = 0.0015 euros

France Telecom-Orange holds an 85% interest in Orange Côte d’Ivoire (OCI), which started operating its mobile network in 1996 under the name Ivoiris, and a 45.9% interest in Côte d’Ivoire Telecom (CIT), the incumbent operator in the Ivory Coast, which provides fixed-line telephony services, as well as broadband and wholesale services, traffic and infrastructure leasing. Since May 2002, Orange Côte d’Ivoire has conducted its Ivory Coast business under the name Orange. Its strategy is to propose offers and services that benefit from synergies between fixed-line, Internet, and mobile networks, as well as shared information systems, marketing and commercial resources.

The number of Côte d’Ivoire Télécom fixed line customers remained stable at 290,000 at year-end 2012,since it faces a great competition from growth of mobile telephony, which customers has increased due in particular to multi-equipment. There was also strong growth in the broadband mobile market, with the arrival of 3G and close to 48,000 Internet dongles for Orange at the end of 2012. ARPU increased compared to 2011, which was an exceptionally low year in the wake of post-election events, however it was still lower than in 2010, due to the increase in low –income customers from rural areas. At the end of 2012, Côte d’Ivoire Télécom had more than 32,000 ADSL broadband customers.

Ivory Coast’s political climate calmed in 2012 after the turbulent post-electoral events of 2011, creating favorable conditions that lifted Orange’s earnings. The country achieved 8.1% GDP growth in 2012—after a recession in 2011—and the IMF is forecasting 7% growth in 2013 (source: World Economic Report, October 2012). This sanguine outlook should nevertheless be tempered with the country’s ongoing security issues; some regions are still unstable, including the suburbs of its capital Abidjan. This instability could weigh on consumer spending with an increase in consumer prices.

Orange Côte d’Ivoire also had an excellent 2012 overall, with:

•

the introduction of Wimax in March and the rollout of 3G in April (with the mobile Internet Pass and 3G USB key) to capture the high-potential mobile broadband market;

•

the expansion of Orange Money services with 12 new ATMs and a new mobile payment system for Canal+ Horizons bills;

•

reduced rates on weekends;

•

the development of local content (FratMat Mobile and Abidjan.net);

•

services targeted to different customer segments, including high-potential segments like entrepreneurs and young people;

•

a customer loyalty program for high-value customers;

•

a new billing-by-the-second option;

•

new cell phone top-up cards for business users;

•

a new emergency loan service, SOS Crédit, that lets customers take out a 72-hour loan using their mobile phones.

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Since the operational merger of the Orange Côte d’Ivoire and Côte d’Ivoire Télécom businesses in 2010, Orange possesses the largest network of retail stores in the country’s telecom industry, with a total of 99 stores, 32 of which are directly owned and 67 of which are franchises. Orange also distributes its services through a network of 14 exclusive partners. Lastly, more than 80,000 retailers offer Orange products.

In 2012 Orange Côte d’Ivoire continued to offer training to its partners and help them build their business skills. The company also worked with its entire distribution network to promote the Orange Money service.

Outlook

Orange Côte d’Ivoire’s priorities in 2013 will be to further consolidate its position as the benchmark integrated operator and the leader in respect of customer numbers and market share in fixed-line, mobile, and Internet services and in bundled packages.

Jordan

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	6.4	6.3	6.1
Growth in GDP (%)	3.0%	2.5%	2.3%
GDP per capita (in dollars PPP)	6,044	5,900	5,697
Source: IMF, October 2012

Jordan is an emerging country with a population of 6.4 million. Its GDP growth ranged from 6% to 8% between 2004 and 2007, dropped to 2.3% in 2009 and 2010, and edged back up to 3% in 2012.

NUMBER OF MOBILE CUSTOMERS (IN MILLIONS)

Source: Telecommunications Regulatory Commission (TRC), September 2012

The country’s mobile market grew 14% in 2012, from 7.7 to 8.8 million SIM cards in circulation, with a mobile penetration rate of nearly 138% (source: TRC September, 2012). This growth is the result of the drop in communications prices and the development of unlimited plans in the prepaid market since 2011.

Orange Jordan is the country’s biggest operator, with a total of 4 million fixed, mobile and Internet customers at end-2012. At the end of 2012 Jordan had 4 million Internet customers, an increase of 43% compared with 2011, including almost 557,000 broadband Internet customers. The Internet penetration rate is continuing to increase, moving from 45% in 2011 to 63% in 2012 (source: TRC September 2012). This trend is underpinned mainly by the development of 3G offerings, the drop in prices of ADSL offers and growth in the proportion of households equipped with computers.

The Competitive Environment

MOBILE MARKET SHARE

Source: Telecommunications Regulatory Commission (TRC), September 2012

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Jordan has three main mobile operators and a new MVNO, Friendi, that entered the market in July 2012. Orange ranks second in the mobile market with a market share that rose by 2.6 points to 36.7% in 2012 (source: TRC, September 2012). This increase brings it closer to the market leader Zain, which has a 38.2% market share, to the detriment of Umniah, whose market share fell by 5.1 points to 24.8% in 2012.

The Jordanian telecommunications sector was marked by greater competition, with 3G services launched by Umniah in June 2012 and widespread availability of unlimited plans as part of prepaid mobile services.

Orange Jordan’s activities

FIXED-LINE TELEPHONY AND INTERNET ACTIVITIES

	2012	2011	2010
Revenues (in millions of JOD) (1)	408	412	402
Number of customers (in thousands)	3,180	2,820	2,426
Fixed lines	453	474	498
Internet lines	178	171	158
Mobile customers	2,549	2,175	1,770
Mobile ARPU (in JOD per month)	5.8	7.4	7.6
Source: Orange Jordan (1) 1 JOD = 1.098 euros

Orange is present in Jordan through its Jordan Telecommunications Company subsidiary, 51% owned by France Telecom-Orange. Together, Jordan Telecommunications Company (network and fixed-line services) and its subsidiaries Petra Jordanian Communications Company (network and mobile services), Jordan Data Company (Internet services) and Lightspeed (Internet services in Bahrain) form the Jordan Telecom Group and have been selling all of their services under the Orange Jordan brand since September 2007.

Orange had 3.2 million customers at end-2012, up 14% from the prior year.

The growth of the mobile customer base has been accompanied by a 21% fall in ARPU due to the drop in prices, generally through the launch of unlimited plans. Promotional offers were made throughout 2012 to limit the impact of the deteriorating economic environment. Umniah’s rollout of 3G in June 2012 intensified competition for prepaid and postpaid mobile Internet plans and ADSL broadband plans.

The number of Orange fixed Internet customers grew a further 4% in 2012, giving it a 45% share of the broadband market at year-end (source: Orange Jordan). Orange continues to roll out a full range of Internet services using ADSL and Wifi technologies and targeting a wide variety of customers. For instance, in July 2011, Orange began to offer bundled fixed-line and Internet services. In 2012 these offers helped limit the decline in the number of fixed telephone lines, while the drop in revenues from the fixed-line business slowed thanks to increased revenues from broadband Internet.

The sharp growth in wholesale traffic business in 2012 with an increase of 16% is also noteworthy, and is driven mainly by the company’s international transit services.

Offers

Orange Jordan offers a diversified, innovative range of fixed, mobile and Internet services in the consumer and business markets. Innovation is at the heart of Orange’s offerings and marketing strategy in Jordan, which has been benefiting from a France Telecom-Orange Group Technocentre in Amman since March 2008.

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Type	Name	Main characteristics
Prepaid mobiles	Prepaid offers with unlimited calling rates of 1.5 €/week or per-minute rates of 0.01 € to 0.06 (excluding international).

Range segmented by usage and/or customer type: bundled plans (Minh El Akher), army (Alpha and Army Cell), students (Unizone), groups of Egyptian origin (Um el dunya), regional packages (Madenaty, 3ezwati), data-focused offers (Net@mobily)

Postpaid mobiles	Postpaid residential offerings, three business packages with per-minute rates of 0.01 € to 0.06.	Residential range including a range of iPhone offerings. Business range including Blackberry offers
Mobile (3G+) Internet	Postpaid and prepaid Internet Everywhere offers with rates of 5 € to 40 €/month or prepaid rates of 0.01 €/Mb.	Full-mobility Internet access via a 3G dongle, which can be used with a netbook or laptop
Fixed line and bundled packages

Orange Fixedline for a monthly subscription of 4.7 € and per-minute rates of 0.015 €  to 0.07 € (excluding international).

Bundled fixed line and Internet offers with flat rates for voice + GB capacities ranging from 15 € to 60 €.

Traditional fixed line or Surf & Talk bundles including voice, ADSL access and a Livebox Bundled fixed line + Internet offerings for residential and professional markets
ADSL	ADSL in one bill from 9.9 € to 67 €/month.	ADSL access (bitstream) offering bandwidth of 128 Kbps to 24 Mbps. Residential and professional ranges. Livebox modems offered
Business offers	IPVPN, Frame Relay, Business Internet Voice, Business Everywhere, leased lines (customized rates)	Full connectivity range aimed at businesses (ADSL, leased lines, IPVPN, Business Everywhere, and Business Internet Voice)

The main new plan introduced in 2012 was Army Cell, which was updated in February 2012 with extremely beneficial rates for unlimited calling plans for military servicemen and their families.

The network

Orange has an integrated network based on 2G/3G (HSPA+) technology for mobiles and ADSL 2+ for the Internet allowing innovative offers and services to be rolled out in the fixed, mobile and Internet areas.

Key events

2012 was marked by a tough economic climate in Jordan. Ballooning public debt levels prompted the government to take radical measures like cutting subsidies and raising electricity, gas, and fuel rates—which hit consumers particularly hard.

The development of Orange in Jordan in 2012 was marked by a commercial strategy aimed at deploying a full range of Internet services and developing innovative mobile offerings around 3G services. In a highly competitive marketplace where unlimited plans are becoming the norm, Orange strengthened its position by launching aggressively-priced, innovative offerings (Min El Akher Anghami and New Um El Dunya). Orange Jordan also introduced a plan targeted specifically to people serving in Jordan’s armed forces, Army Cell. The broadband market saw an intense price war in 2012 following Umniah’s roll-out of 3G in June.

Orange Jordan saw significant growth in its carrier business during the year and is now positioned as one of the Middle East’s major players.

Outlook

In 2013 Orange Jordan intends to bolster its market position despite the intensifying competition in both the mobile and broadband markets. The company will leverage its 3G network to introduce new services and develop usages.

Senegal

The Telecom Services Market

KEY MACROECONOMIC INDICATORS

	2012	2011	2010
Population (in millions)	13.8	13.4	13.1
Growth in GDP (%)	3.7%	4.0%	4.2%
GDP per capita (in dollars PPP)	1,925	1,893	1,825
Source: IMF, October 2012

With a population of 13.8 million, Senegal is West Africa’s third-largest economy.

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NUMBER OF CUSTOMERS (IN MILLIONS)

Source: ARTP, September 2012

The mobile market reached 10.9 million SIM cards in 2012 compared with 9.3 million in 2011, an increase of 17.2%. During this period, mobile penetration rates increased from 76.8% to 89%, underpinned by multiple ownership of SIM cards as well as by the extension of operators’ coverage.

The Competitive Environment

MOBILE MARKET SHARE

Source: ARTP, September 2012

There are three operators on the mobile market: Orange, Sentel (subsidiary of the Millicom International group), and Sudatel. Competition continued to intensify in 2012 with the multiplication of unlimited plans. Sentel lost two percentage points of market share to Orange during the year. Orange was lifted by Tigo’s (Sentel’s) sluggish business activity in H2 2011 and Q1 2012 due to Tigo’s legal dispute with the Senegalese government. This enabled Orange to dominate the market in the first half of 2012 and win many new customers. The legal dispute was settled at the end of the first half with the granting of a comprehensive license, which opened the door for Tigo to implement an aggressive sales strategy in the second half.

Orange Senegal’s activities

FIXED-LINE TELEPHONY AND INTERNET ACTIVITIES

	2012	2011	2010
Revenues (in billions of CFA) (1)	460	449	433
Number of customers (in thousands)	7,496	6,460	5,454
Fixed lines	282	283	283
Internet lines	96	93	82
Mobile customers	7,118	6,083	5,090
Mobile ARPU	3,854.7	4,208.6	4,783.2
Source: Orange Senegal 2012 (1) 1 CFA = 0.0015 euros

The France Telecom-Orange Group is present in Senegal through Sonatel, in which it owns 42.3% of the capital. Sonatel operates under the Orange brand.

In 2012, Orange Senegal’s mobile customer base reached 7.1 million active customers, an increase of 17% (compared with an increase of 19.5% in 2011). Around 99% of these customers use prepaid plans. ARPU fell by 8.4% in 2012, after sliding 12% in 2011, due to the introduction of numerous unlimited plans and the acquisition of low-usage customers.

The number of Internet subscribers which reached 95,560 customers in 2012,was upped by 3.1% mainly thanks to the khéweul ADSL offer. Fixed line consumers is stable in spite of the mobile competition, thanks to prepaid and multiplay offers at attractive cost. The number of fixed-line customers fell by 1,423 as consumers increasingly turned to cell phones. However the company was able to stem the tide with popular new attractively-priced prepaid plans and multiplay packages.

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Offers

Orange Senegal’s mobile offering consists mostly of prepaid packages. Besides the traditional offers, Orange Senegal launched new ones such as the Kirène, Bonus Zone and Orange Money plans:

•

Kirène is an unlimited plan launched in 2009 and aimed at low-income customers. Subscribers to this offer continued to increase in 2012 with a customer base of 1.3 million at the end of the year (compared with 1.2 million at end-2011);

•

Bonus Zone is an offer which allows prepaid customers to benefit from price reductions when they make calls to Orange numbers from zones where the network usage rate is low;

•

Orange Money is a service which allows users to carry out financial transactions on their cell phones. The number of Orange Money customers rose from 693,269 at end-2011 to 893,948 at end-2012, hence an increase of 19%. The number of active customers jumped 87%, although the usage rate remains low around 23%.

In late 2012 Orange launched the Pass Illimix d’Orange promotion, which offers a two-week window during which customers can buy a set number of minutes of calls and text messages with unlimited calls and text messages to other Orange customers during certain times.

•

Illimix 500 CFA: 30 minutes of calls and unlimited text messages;

•

Illimix 1500 CFA: unlimited calls from 8am to 8pm, and unlimited text messages;

•

Illimix 2900 CFA: unlimited calls and text messages.

The fixed-Internet offering mainly consists of the Khéweul ADSL which, with its 1 Mega offer, accounts for more than 80% of the total customer base. In terms of mobile Internet, the Internet Everywhere Pass offer launched in November 2010 continued to grow with an installed base of almost 132,000 dongles at end-2012.

Distribution

The distribution network is made up of:

•

seven branches;

•

37 directly-owned stores (Sonatel outlets), including 11 in Dakar;

•

three shop-in-shops in casinos;

•

128 Orange stores;

•

51 wholesalers;

•

500 intermediaries;

•

a network of more than 800 Orange sales outlets and special points of sale which supplement the network of Orange stores.

Key Events

2012 was characterized by:

•

the cancellation on May 15, 2012 of a government decree that established a system for checking and charging incoming international calls;

•

the cancellation of an infrastructure license granted to MTL before the March 2012 presidential election;

•

Sonatel obtaining quality, health & safety, and environmental certification;

•

an Extraordinary Shareholders’ Meeting on October 31, 2012 during which shareholders agreed to a Sonatel stock split on November 23, 2012.

Outlook

Orange Senegal’s priorities in 2013 will be to continue improving service quality and maintaining its position as the market leader by volume as well as by value. The company plans to improve the quality of its 3G services and win back its top spot in the mobile Internet market, where Sonatel lost ground to rival Expresso. The company will also implement cost-monitoring measures to limit the erosion in its margins.

Mali

With an area of 1.2 million km², Mali has a population of almost 16.3 million inhabitants (source: IMF, October 2012).

Orange operates on the telecommunications market via Orange Mali, a subsidiary that is 70.05% owned by Sonatel SA. Orange Mali launched its services in 2003 following the attribution by the Malian government of a license for fixed-line, mobile and Internet services. Since November 2006, Ikatel, which later became Orange Mali, has operated under the “Orange” brand.

The mobile market penetration rate soared from 24% at end-2008 to 76.5% at end-2012 (source: Informa Telecom & Media). Orange, the second company to join the mobile market, is now the leader in the mobile market with a 63.6% market share (source: Orange Mali estimates). Orange’s main competitor is the incumbent operator Sotelma, which has been 51% owned by Maroc Telecom since 2009. The government granted a third comprehensive license to the Planor-Monaco Telecom International consortium in January 2013; the consortium will operate through the Malian company Alpha Télécommunication Mali SA (Atel-SA).

Orange Mali has a customer base of 8.6 million active prepaid customers. The main mobile usage is voice and SMS, but mobile data and mobile broadband have developed rapidly since the launch in May 2010 of 3G.

In June 2010, Orange Mali launched the Orange Money service which allows users to carry out financial transactions from their cell phones. The service had over 673,000 customers at the end of 2012.

The broadband Internet customer base had more than 13,600 subscribers at end-2012, an increase of 15.9%.

Orange Mali’s network covered around 80% of the population and 38% of the country at end-2012.

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The company’s two main goals for 2013 are:

•

to defend its mobile customer base and stabilize ARPU;

•

to create and fuel growth areas.

Moreover, Orange Mali will step up its efforts in terms of corporate social responsibility and encourage new usages.

However the 2013 outlook remains uncertain due to the military intervention early in the year to regain control of the northern part of country after armed groups took over the region in spring 2012. If the uncertainty persists throughout 2013, the company’s revenues—especially from business customers—could be impacted.

Cameroon

Cameroon has a population of slightly more than 21.5 million inhabitants (source: IMF, October 2012), 75% of whom are Francophone and 25% Anglophone.

France Telecom-Orange Group holds 94.4% of the capital of Orange Cameroun, which launched its GSM900 service in January 2000. Since June 2002, Orange Cameroun has operated under the “Orange” brand.

The steady growth of the mobile market over the last few years is noteworthy and the penetration rate went from 30% to 59.3% between 2008 and 2012 (source: Informa Telecom & Media). There was still a wide divergence in the penetration rate in urban and rural areas. The market is also characterized by a high rate of multiple ownership of SIM cards. The main mobile uses are voice and SMS; however, data usage has been growing significantly.

Orange ranks second on the mobile market with a 43% market share, just behind MTN (source: Orange estimates). At the end of 2012, Orange’s mobile customer base had reached 5.8 million active customers (up 23% from 2011), 98% of whom are prepaid. Orange’s activities in 2012 were characterized by high growth in revenues and customer numbers, the result of an aggressive commercial and pricing strategy, which led to reinforced commercial presence, attractive pricing, and an expansion in network coverage to 85% of the population by year-end (through a 19.5% increase in the number of sites in 2012). During the year the company also entered into a strategic partnership agreement with virtual mobile operator Set’Mobile.

Launched in 2008, Internet activity has also developed significantly, especially in its mobile Internet and Wimax services, with over 90,000 customers at year-end (source: Orange).

At the end of 2012, Orange’s distribution network in Cameroon was made up of ten branches, 190 Orange stores, 8,000 approved outlets, and around a hundred distributors and partners.

The competitive landscape should become even more challenging in 2013, since the government granted a third license in late 2012.

Madagascar

Madagascar has a population of 22.4 million (source: IMF, October 2012). Since January 2009 the country has been suffering a political crisis whose effects on the economy are being compounded by the global economic and financial crisis. According to the UN Development Program’s 2011 Human Development Index ranking, Madagascar comes in 151st out of 187 countries—and the ongoing political instability is preventing the island from making any significant progress.

Orange Madagascar, a mobile operator 71.79% owned by the France Telecom-Orange Group, was founded in 1997. Orange Madagascar is present on the mobile market (2G and 3G services) as well as the consumer and business Internet sectors.

The mobile market grew strongly until 2008. Following stabilization in 2009, the market has grown since 2010, but the mobile penetration rate plateaued at 27.4% at end-2012 (source: Informa Telecom & Media). Orange Madagascar is the country’s mobile market leader with an over-50% market share. It now faces just two other rivals, as Life Madagascar’s license was revoked in May 2012. The other two mobile operators in the country are Airtel, created from the acquisition of Zain (formerly Celtel) and now number two in the market, and Telma Mobile, a subsidiary of incumbent operator Telecom Malagasy.

Orange Madagascar has the broadest coverage of all the country’s operators, especially in the areas along its national broadband network. It is the only telecom operator to offer 3G services in all of the country’s 50 largest cities.

Orange Madagascar has a two-pronged strategy: offer low rates to make its plans affordable for the Malagasy people, who typically have low incomes; and continue to provide the excellent customer service that has made it the country’s leading operator by this measure. Orange is also developing specific packages for businesses (fleet management and high quality Internet solutions). Mobile usage is expanding thanks to the success of smartphones, with added-value services such as radio, television and mobile Internet offered by Orange through its 3G network. The Orange Money service continued to attract new customers in 2012, bringing the total to nearly 935,000 at December, the 31st 2012 (source: Orange).

Orange’s Internet activity increased by 57% in 2012 thanks to investments in the 3G coverage of big cities, a reinforcement of its national broadband network, and the connection of its networks to the international Safe and Sat3 cables via the LION1 & LION2 submarine cable.

Finally, to ensure the distribution of its services, Orange has a network of 131 stores and 97 kiosks (local stores) plus 32 distributors and 22,000 retailers.

In 2013 Orange Madagascar will focus on expanding its Orange Money service, enhancing its line-up of telecom services for businesses and professionals, and on extending its 3G network so that it covers the country’s 100 largest cities.

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Botswana

Botswana has a population of 1.9 million (source: IMF, October 2012).

Orange increased its stake in Orange Botswana to 73.68% through its buyback of 20% of outstanding shares in January 2010. Orange Botswana launched its GSM900/1,800 network in June 1998 under the name of Vista Cellular. Since March 2003, Orange Botswana has operated under the Orange brand. It launched GPRS/Edge in December 2007 and the first Wimax fixed Internet network in June 2008. Orange set up a 3G mobile network in July 2009.

The mobile market is still under development despite a 130.6% penetration rate (source: Informa Telecom & Media). Orange is one of three operators that hold multi-service licenses with Mascom (an MTN subsidiary) and BTC, the incumbent operator.

In 2012, Orange solidified its number two position on the mobile market with 871,000 active customers at the end of the year (source: Orange Botswana) and a 34.8% market share (source: Orange). Mobile voice and SMS represent 83% of revenues and new data services are growing fast (up 66% in 2012). In 2012, Orange launched innovative new services such as Orange S’Cool, E-recharge and Win, and Daily Packages. The company also renewed its sponsorship of Botswana’s national soccer team, the Zebras.

In addition, Orange is continuing to integrate and develop its voice and broadband businesses with bundled packages, which use Group products such as Livebox, Flybox and Internet Everywhere (GPRS/Edge/3G USB keys).

Orange’s network covers the majority of the population in Botswana. 3G coverage is concentrated in the country’s two largest cities, Gaborone and Francistown, and Wimax coverage extends along the eastern corridor (Gaborone, Francistown and Palapye).

Orange has a network of 17 retail stores around the country. In addition, it has an indirect distribution network made up of mass retailers and wholesalers.

Orange Botswana’s priorities for 2013 are as follows:

•

continued growth in the number of customers;

•

growth in data usages and content;

•

development of new services like M-Health and M-Agriculture;

•

increased market share within the Business segment;

•

continued improvement in customer satisfaction.

Guinea-Conakry

Guinea-Conakry has a population of 10.9 million (source: IMF, October 2012). Its political climate has been relatively stable since the 2010 presidential elections.

Orange Guinée was the fourth entrant of five on this highly competitive mobile market. At the end of 2012, it was the number two operator, with a market share of 34%, behind Areeba (MTN group) and ahead of Cellcom, Sotelgui (incumbent operator) and Intercel (source: Orange estimates). Mobile use primarily includes voice.

Orange Guinée, a mobile operator 90%-owned by the Sonatel group, opened its GSM service at the end of 2007 and provides mobile telephony and Internet services. Orange’s mobile market, which is almost exclusively prepaid, had 1.85 million active customers at the end of 2012, (+32.1% from 2011). GPRS and Edge networks have been opened in Conakry and the country’s main towns (Labé, Kindia, Mamou, Kamsar). Moreover, Orange Guinée was the first operator to launch 3G+ services in Conakry, which it did in 2011, and to offer mobile payment services, which it does through Orange Money. Orange Guinée’s mobile network covered 48% of the country at end-2012 (source: Orange Guinée estimates).

Orange has a direct distribution network made up of two branches in Conakry and one each in Labé, Kankan, and Nzérékoré. It also has an indirect distribution network.

Finally, Orange Guinée invested in the submarine cable project (ACE) that will link the whole of the West coast of Africa to Europe, bringing broadband and international connectivity (see section 8.1.5 Transmission Networks for more information).

Kenya

Kenya has a population of 42.1 million (source: IMF, October 2012). In December 2007, France Telecom-Orange acquired a 51% stake in the incumbent operator, Telkom Kenya, through its holding company Orange East Africa (OrEA). This stake had increased to 70% by end-2012.

In September 2008, Telkom Kenya launched its mobile service and it is now a fixed, mobile and Internet operator that provides services to business customers and consumers. Orange is the commercial brand used for all mobile and business services.

At Q3 2012, the penetration rate in the mobile market was around 77.2%, corresponding to 30.4 million SIM cards (source: Kenya Communications Commission). As part of an effort to combat fraud in the country’s telecom industry, the Kenyan regulator demanded that all counterfeit cell phones be deactivated and launched an identification campaign for all mobile numbers in the country.

The only fixed line operator, Telkom Kenya faces three competitors in the mobile market: Safaricom, Airtel (operator in the Indian group, Bharti), and Yu (operator in the Indian group, Essar), and several competitors in the market for business data communications (Safaricom, Access Kenya, KDN, Wananchi). 2012 was Telkom Kenya’s first year of revenue growth since it was integrated into the France Telecom-Orange Group. Thanks to its investments to upgrade and expand its mobile network, Telkom Kenya was ranked the country’s best mobile operator in terms of network service quality by the Kenyan regulator.

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In 2012, Telkom Kenya put the LION2 (Lower Indian Ocean Network) cable into service. This 2,700 kilometer cable will substantially increase the company’s bandwidth capacity in Kenya and offer an alternative for connectivity to Asia and Europe. See section 8.1.5 Transmission Networks for more information.

In 2013 Telkom Kenya plans to reinforce its return to growth by boosting mobile data traffic and selling integration services to businesses. The company will also continue rationalizing its cost structure through an ambitious transformation program, in order to bring its profit margin up to healthy levels.

Niger

Niger has a population of 15.2 million (source: IMF, October 2012).

In November 2007, France Telecom-Orange, which owns 82.66% of Orange Niger, acquired a comprehensive license in Niger (fixed, mobile and Internet).

Orange started its commercial activities in June 2008 on a booming telecommunications market, where the penetration rate increased from 13% to 30.2% between 2008 and 2012 (source: Informa Telecom & Media). Although the last of three players to enter this mobile market, Orange became the second-leading operator in 2011. The company had a market share of 30% at end-2012, up three percentage points and counted 1.55 million active customers (source: Orange). Orange Niger is the market leader in mobile broadband Internet. Orange is second in a market dominated by Airtel, followed by Moov and Sahelcom (source: Orange Niger estimates). Orange Niger is also second in terms of mobile network coverage; its network covered 75% of the country’s population at end-2012 and contained over 418 BTS—putting it in a good position relative to the frontrunner Airtel (source: Orange Niger).

Orange Niger markets its products through a direct distribution network made up of six branches, supplemented by 57 distributors and 16,000 sales outlets located throughout the country.

In 2013 it aims to remain the country’s leading ISP and bolster its position in the mobile market, primarily by reinforcing its network in the country’s major cities and continuing to improve service quality.

Central African Republic

The Central African Republic has a population of 4.9 million (source: IMF, October 2012).

Orange Centrafrique, a mobile operator wholly-owned by France Telecom-Orange Group, launched its GSM service in early December 2007, and is also present on the Internet services market. Its Internet services are provided mainly via Wimax technology. It is the country’s leading provider of wireless broadband Internet access—a position underscored in 2012 with the introduction of the Internet Everywhere mobile Internet service. Since February the 13rd, 2013, Orange Centrafrique became the country’s first operator to roll out 3G+ technology, which gives customers even faster connectivity.

Orange was the last of four mobile operators to enter the market. At end-2012 it was in second place behind market leader Telecel. The two other mobile operators are Moov and Azur (formerly Nationlink) (source: Informa Telecom & Media). A new operator entered the market in 2012: Millenium, which operates under the Black brand. The only service it offers is wireless broadband Internet access in the country’s capital, Bangui.

Almost all of Orange Centrafrique’s mobile customers use prepaid plans, since very few people in this country have bank accounts and wages are low.

Orange Centrafrique keeps investing in the mobile network to reinforce its position in terms of coverage and quality of service. Its network is the country’s second-largest with 81 sites providing mobile services in 51 towns.

Orange Centrafrique’s distribution network comprises four branches (in Bangui, Berbérati, Bouar, and Bambari), 43 distributors, and 4,500 retailers across the country.

Guinea Bissau

Guinea Bissau is a member of the Economic and Monetary Union of West Africa and of the Community of Portuguese Speaking Countries (CPLP). It has a population of 1.7 million (source: IMF, October 2012).

Orange Bissau, a mobile operator 90% owned by the Sonatel Group, launched its GSM service in May 2007. Orange Bissau is present on the mobile (2G), Internet and fixed voice markets using VoIP technology.

The mobile market, which is mainly concentrated on voice use, has seen continual growth, with a penetration rate of some 68.2% at the end of 2012 (source: Informa Telecom & Media). Orange was the last to arrive on this market, which has three operators. The company had 361,000 active mobile customers at end-2012, up 32% from the prior year, and a 39% market share—putting it just behind market leader MTN, while the incumbent operator, GTM, is in third place (source: Orange).

Orange Bissau’s strategy is focused on creating value through innovation, implementing targeted marketing plans for each customer segment, and continuously improving its technical service quality. It is the number-two operator in terms of 2G coverage, which spans the country’s main economic corridors linking Bissau-Ziguinchor and Bissau-Conakry.

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Orange Bissau launched broadband Internet in 2009 and had 1,203 customers at end-2012. Orange Bissau is the leader on the Internet market, with an 80% market share (source: Orange Bissau). The development of Internet services is still limited by the country’s lack of electricity.

The distribution network is composed of few distributors who rely on a network of local intermediaries.

In 2013, Orange aims to maintain its growth by:

•

improving its sales presence and innovative bundled packages;

•

by continuing the rollout and densification of its network;

•

introducing the Zebra virtual loan service and Orange Money service;

•

offering improved quality of service in line with the Orange brand’s promises, customers’ expectations, and the specifications set forth by the State.

Uganda

Uganda has a population of 35.6 million (source: IMF, October 2012).

In October 2008, France Telecom-Orange and Hits Telecom Uganda formed Orange Uganda Ltd to provide telecommunication services under the Orange brand. Orange Uganda Ltd, 65.93% controlled by France Telecom-Orange at the end of 2012, benefited from the license acquired by Hits Telecom Uganda as well as its GSM network and its main telecommunications equipment. Orange Uganda launched its mobile telecommunications services in March 2009 with 2G and 3G technologies.

The mobile market has surged upward, with a constantly rising penetration rate that increased from 25% at end-2008 to 46% at end-2012 (source: Informa Telecom & Media). Mobile use primarily includes voice, SMS, data and broadband for mobiles. Uganda’s mobile market is highly competitive with five operators. Orange Uganda is in fourth place with a 10.7% market share, in a very competitive market environment that includes MTN, Airtel, Warid Telecom, and Uganda Telecom Mobile. The country also has ten ISPs (source: Orange Uganda).

Orange had 508,000 active customers at end-2012, or a 10.7% market share, almost exclusively made up of prepaid customers. Orange’s network covers the Center, East, West and North of the country.

Orange launched its mobile Internet services during the final quarter of 2009 and had 96,000 active customers at end-2012.

Orange’s direct distribution network includes 15 exclusive stores across the country, and an indirect distribution network (retail stores and traveling salespeople).

In 2012, Orange Uganda introduced new services like Orange Money, Emergency Credit, and Internet for All. It was also the first operator to use HSPA+ technology on its 3G+ network, enabling it to offer speeds of up to 21 Mbps.

In 2013 the company plans to anchor its leadership position in the Internet market—despite the price war among several other operators—by maintaining high levels of service quality and increasing the speed of its network. It aims to counter its competitors’ low-cost strategies with high-added-value services like packages with exclusive content such as Deezer and Daily Motion.

Democratic Republic of Congo

The Democratic Republic of Congo has a population of 74.7 million million (source: IMF, October 2012), which puts it in fourth place in Africa in terms of population. However its mobile penetration rate is only 25.6% (source: Informa Telecom & Media), far below that of most neighboring countries.

In October 2011, France Telecom-Orange acquired 100% of the mobile operator Congo Chine Télécoms (CCT) by buying the 51% stake held by the Chinese telecommunications manufacturer ZTE and the remaining 49% from the Congolese State. CCT holds a valuable 2G and 3G national license granted at the time of its acquisition by France Telecom-Orange, and boasts excellent growth potential due to the country’s low mobile penetration rate. CCT was renamed Orange RDC and the Orange brand introduced on December 5, 2012. At the end of December 2012, Orange RDC had 1.8 million customers (source: Orange Congo).

Mobile use primarily includes voice and SMS. Fixed and mobile voice services are offered to most of the inhabited islands in the archipelago. ADSL Internet and Wimax services are available on the two most populated islands.

The mobile market is divided between TVL and Digicel, which entered the market in June 2008. TVL extended its network in 2010 and grew its customer base. In 2012, it concentrated on building customer loyalty with loyalty offers, as well as upgrading its technical solutions to adapt to changes in the market. In 2012, TVL met with tough competition from Digicel in both the mobile and Internet markets, which led to a substantial reduction in its mobile customer base. At year-end 2012, Digicel is the market leader with 57.3% of the market, vs. TVL’s 42.7% (source: TVL estimates).

2012 also saw the launch by TVL of Edge and 3G mobile broadband services.

TVL’s distribution network is concentrated in towns and cities, where it has a presence in most stores. TVL uses traveling sales teams to cover rural areas.

TVL will continue to expand its network and improve service quality in 2013, while working to enhance Orange’s brand image.

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6.3.4.3    Dominican Republic

The Economic Environment and the Telecommunications Market

MAIN MACROECONOMIC DATA

	2012	2011	2010
Population (in millions)	10.2	10.1	9.9
GDP growth (%)	4%	4.5%	7.8%
GDP per person (in dollars PPP)	9,645	9,289	8,860
Source: IMF

The Dominican Republic had a population of 10.2 million at end-2012 (source: IMF 2004 estimates). The mobile penetration rate was 86.9% of the population in 2012 (source: Indotel, November 2012).

Orange Dominicana, a fully-owned France Telecom-Orange subsidiary, offers mobile telephony (2G, 3G, and 4G LTE) and Internet access services for consumers and businesses.

The Dominican Republic’s telecom market comprises four main operators: Orange Dominicana, which offers only mobile services (voice and Internet); Viva, which also offers only mobile services; Tricom, which offers fixed-line and CDMA services; and the incumbent Claro (owned by América Móvil of Mexico), which offers fixed-line and mobile services. The country also has several ISPs like Wind (Wimax).

These operators are estimated to have had the following mobile market shares by volume in 2012: Claro, 51.2%; Orange Dominicana, 38.4%; Viva, 7.4%; and Tricom, 3% (source: Orange, December 2012). Orange Dominicana’s market share grew 0.7 points in 2012.

Orange Dominicana activities

	2012	2011	2010
Revenues (in billions of Dominican pesos) (1)	22.8	22.2	21.7
Number of mobile customers (in millions)	3.2	3.1	2.9
Prepaid customers	2.5	2.5	2.4
Contract customers	0.7	0.6	0.5
ARPU (in Dominican pesos)	532.9	537.7	557.3
Source: Orange Dominicana (1) 1 Dominican peso = 0.0198 euros

Orange Dominicana’s revenues grew by 2.7% in 2012 to reach 22.8 billion pesos (or approximately 451 million euros), fuelled by a 37% increase in data services.

Orange launched new offers in 2012 to develop voice and data usage; these included an emergency loan service, a favorite phone number service, new options for data services (mainly prepaid), and new mobile Internet services following the roll-out of 4G LTE. The company also expanded its business services line-up with features like M2M, enhanced data security, and telepresence. Despite intense competition on the prepaid market, Orange Dominicana has increased its customer base by 3.5%.

Distribution

Orange Dominicana’s distribution network comprises 551 stores under the Orange brand (including 57 franchise stores and 467 indirect sales outlets). Over 44,000 sales outlets sell prepaid recharges (including Orange stores, scratch card sales outlets, banks, ATMs, and electronic recharging outlets).

The Network

Orange rolled out the Dominican Republic’s first 4G LTE network in 2012, as well as 254 new radio sites (2G, 3G, and LTE). The company also increased its network capacity in response to the marked growth in voice and data traffic.

Key Events

•

July

•

Rollout of the Dominican Republic’s first 4G LTE network,

•

Orange named the Dominican Republic’s best place to work by Mercado magazine;

•

August: introduction of new data service options, mainly for prepaid customers (Paquetico);

•

October: revamp of the company’s mobile Internet services line-up.

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Outlook

In 2013, Orange Dominicana aims to maintain the best mobile market share in terms of mobile market growth and remain the country’s favorite operator. The company intends to continue to improve its mobile network and customer service quality. In terms of offers, it will concentrate on data services for individual and corporate customers.

To reach its objectives, Orange Dominicana will continue to develop its staff training programs and pursue investments in innovation and social responsibility initiatives in the Dominican Republic.

6.3.4.4    Other Non-Controlling Equity Interests

United Kingdom

The Telecom Services Market

Since 2011, the UK economy has remained pessimistic, with consumer confidence akin to levels experienced during the recession. The GDP fell by 0.4% in 2012 (source: FMI). However, 2012 saw continued adoption of new technologies, with more than 20 million non-corporate broadband Internet connections and 98% of the UK population having digital television (source: Ofcom).

The mobile telephony penetration rate grew again in 2012, with a rate of 138.5% versus 134.6% in 2011. The growth of 3G network users has slowed, growing by around 11% against around 28% in 2011, driven primarily by the sale of smartphone. The UK mobile market declined by 0.4% in terms of revenues for 2012, after the weak growth of 2011 (+0.6%) (source: Analysys Mason). Postpaid ARPUs have continued to decline due to strong competition on the UK market, richer bundles and the regulatory impact on mobile call termination rates. SMS revenues declined by 1.1% in 2012, unless data revenue has growing by 4.4% (source: Enders Analysis).

The Competitive Environment

Fixed-line telephony and Internet

BROADBAND INTERNET MARKET SHARE

	2012	2011	2010
BT Retail (including Plusnet)	30.1%	29.6%	28.2%
Virgin Media	20.4%	21.0%	21.9%
TalkTalk Group (TTG)	18.6%	19.7%	21.5%
BSkyB	19.4%	17.6%	15.3%
EE	3.4%	3.4%	3.8%
O2/Be	2.7%	3.0%	3.4%
Other	5.4%	5.7%	5.9%
Source: Enders Analysis

The combined market share of the six largest providers in the retail broadband market (BT Retail, TalkTalk Group, Virgin Media, BSkyB, Orange and O2) increased slightly to an estimated 94.5% in 2012. BT Retail and BSkyB remained the only two major broadband operators to increase their market share. BSkyB overtook TTG to become the third largest broadband provider in the second half of 2012.

76% of UK households were equipped with a broadband connection in the first quarter of 2012, with 72% using a fixed broadband connection. The consumer trend towards broadband packages covering one or more services from the same provider continued. At the end of 2012, Virgin Media’s triple play penetration rose to 65% of its cable customer base (from 64% a year earlier), while BSkyB’s triple play offering achieved a 33% penetration rate amongst its pay TV customers (from 29% the previous year). BT Retail and TTG started marketing triple play bundles based on the YouView platform in the second half of 2012.

BT’s Openreach division continued to deploy broadband fibre services within the UK (mainly based on fibre to the cabinet), with the roll-out reaching 13 million premises passed and around 1.25m homes and businesses taking the service by early 2013. All the major broadband operators are marketing fibre services, with the exception of the O2 Home division. BT Retail had the largest share of fibre lines on BT’s Openreach network, reporting more than 1m fibre customers in early 2013 (representing 16% of BT Retail’s broadband customer base).

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In September 2012, Everything Everywhere announced the launch of the new EE brand, which has become the new name of the Everything Everywhere business and its network. This included the rebranding of the Orange home broadband service, which under the EE brand started marketing fibre services based on BT’s Openreach network.

Mobile services

MOBILE MARKET SHARE

	2012	2011	2010
EE	33.2%	33.2%	34.9%
O2	27.3%	29.0%	26.7%
Vodafone	26.7%	26.7%	21.5%
H3G	9.9%	8.2%	7.8%
Virgin	3%	2.9%	4.6%
Source: Enders Analysis

Aside from EE, there are currently three other network operators in the UK mobile telecommunications market: O2 UK (a subsidiary of Telefonica), Vodafone UK (a subsidiary of Vodafone Plc) and 3 (owned by Hutchison Whampoa). EE and Three UK have combined their 3G networks through a joint venture.

EE became the leading telecommunications operator in the UK and has maintained most of its market share in 2012. O2 (Telefonica) has lost 2 points of marketshare in 2012, in favour of H3G (+1.8 points) and Vodafone (+0.3 points).

MVNOs (Mobile Virtual Network Operators) operating in the UK market include Virgin Mobile (owned by Virgin Media) and Vectone, which both use the EE network. There is also Tesco Mobile, a joint venture in which Telefonica O2 UK holds a 50% stake and that uses the Telefonica O2 UK network.

EE activities

FINANCIAL INDICATORS

	2012	2011	2010
Revenues (in millions of pounds)	6.657	6.784	7,049
Ebitda	1,085	1,171	1,160
As a % of revenues	16.3%	17.3%	16.5%
CAPEX	606	576	438
Source: EE - Annual figures for the last nine months for EE . The financial indicators are shown at 100%

Fixed telephony and Internet activities

KEY INDICATORS

	2012	2011	2010
Residential customers (in millions)	0.7	0.7	0.8
Source: EE

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Mobile telephony activities

KEY INDICATORS

	2012	2011	2010
Mobile service revenues (in millions of pounds)	5,953	6,112	6,296
Number of customers (in millions)	26.8	27.6	27.2
o/w postpaid	13.6	12.8	11.9
o/w prepaid	12.6	14.0	15.3
ARPU	18.6	18.9	19.7
Source: EE

For more information on EE performance and results, see Chapter 9, Analysis of the financial position and earnings, section 9.1.3.7.

EE’s offers

The 4G service was launched with five price plans, ranging from 36 £ to 56 £, all offering unlimited voice calls and texts, with bundled data ranging from 500 MB to 8 GB to effectively monetise the data opportunity. Innovative services, such as Clone Phone and Deezer (data back-up and music products) were also included to enhance the customer experience. 4G was also launched for business customers to enable technology, improve their efficiency and deliver their business solutions. The plans were available on a range of smartphones from the leading manufacturers, including Apple, Nokia and Samsung.

EE also launched T-Mobile Full Monty, which gives unlimited voice, texts and data and promoted Orange The Works, a high value package for smartphone users, with many value-added extras such as Wifi and unlimited push email.

Distribution

In October 2012, EE rebranded all Orange and T-Mobile stores with the new EE format, offering the new EE and existing Orange and T-Mobile products and services in each store. In early 2013, EE announced plans to close 78 duplicate stores.

Within the indirect distribution channel there are two main store chains: The Carphone Warehouse (CPW) and Phones 4u (P4U). This channel also comprises a number of mass merchandisers that allow EE to offer their products and services to a significantly larger audience and to satisfy those consumers who prefer to choose from a host of operators in one location.

The network

Fixed network

During 2010, EE signed an agreement with BT to outsource the Orange fixed line network. In return, EE can use the BT infrastructure to sell its services, which will provide a more reliable and faster network for the customer. The subscriber base was migrated to BT’s network in 2011.

Mobile network

In the UK, EE operates 4G, 3G and 1,800 MHz GSM mobile networks. 4G is deployed at 1,800 MHz following approval from Ofcom to re-use 1,800 MHz for 4G services. The GSM license is indefinite with a one-year notice of revocation, while the 3G license expires in December 2021. 2G national roaming across both brands’ networks was introduced in October 2010, and in early 2011, all customers began to receive access to the two networks. This was extended to include the 3G networks in 2012. Prior to the founding of EE, T-Mobile and Three UK were in the process of merging their 3G networks under the umbrella of a joint venture, Mobile Broadband Networks Ltd (MBNL). This process continued after the creation of EE.

Key Events 2012

The main events in 2012 included adopting the new EE brand, the launch of 4G services, and the launch of  fixed services over fiber optic.

Outlook

In 2013, EE will focus on:

•

market leadership and customer loyalty:

•

continue roll-out and densification of 4G network,

•

improving customer value by increasing pay monthly base,

•

maintaining the lowest churn rate in the market,

•

delivering the best customer experience in terms of data network and devices,

•

offering subscribers exceptional service through the retail networks and online sales;

•

operational excellence:

•

generating the savings and synergies announced,

•

creating a simplified, flexible IT architecture to guarantee fast delivery times,

•

becoming an efficient organization and a respected employer, especially as regards front-line operations;

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•

growth based on data:

•

monetizing the growth in mobile data (access and new services),

•

concentrating on profitable growth segments (B2B, residential, M2M),

•

expanding on select market opportunities (advertising and mobile operations).

Mauritius

Mauritius had a population of around 1.3 million in 2012 (source: IMF, October 2012).

Mauritius Telecom, which is 40% owned by France Telecom-Orange, is active on the mobile, fixed and Internet markets through its subsidiaries CellPlus Mobile Communications Ltd and Telecom Plus Ltd. As of April 2008, Orange has been the only brand used in the mobile and Internet markets.

In 2012, almost 38% of households in Mauritius were connected to the fixed-line broadband network, and the mobile penetration rate reached 104% (source: Mauritian statistics office). As the second operator to join the mobile telephony market in Mauritius, after Emtel, CellPlus Mobile Communications Ltd opened for business in October 1996 and develops its services on GSM 900 MHz and 1,800 MHz bandwidths. It has also provided a GPRS service since December 2004 and implemented a 3G network that became operational in November 2005. In June 2012, Mauritius Telecom became the first operator to offer 4G services.

Mauritius Telecom-Orange is now the mobile telephony leader, followed by the country’s two other mobile operators, Emtel and MTML (source: Informa Telecom & Media). In 2012, Orange consolidated its position on the mobile market thanks to a continual improvement in its network, voice and data coverage, as well as its customer service. The number of mobile data customers has increased markedly and accounted for 27% of total customers at end-2012.

The distribution network was expanded and Mauritius Telecom-Orange had 21 Orange shops and more than 5,000 retailers at end-2012. During the year the number of mobile handsets and tablets sold doubled by volume and increased 33% by value. The tablets marketed by Orange proved extremely popular with over 6,000 sold in December 2012 alone.

The company also introduced new services like Orange Money and Deezer (music streaming) in 2012. Orange Money lets mobile and fixed-line customers pay their mobile bills and certain utility bills (like water, electricity, and television) using their cell phones.

Mauritius Telecom is also the leading fixed-line and Internet provider and offers:

•

a range of local and international voice and data services;

•

ADSL broadband offers (from 128 Kbps to 8 Mbps);

•

a multiplay Internet TV service (My.T) with a standard package of 31 channels, a premium Bollywood package, an Explorer package with ten channels, and an extensive Video on Demand catalog following broadcasting agreements with Sony Pictures, Gaumont Production, and Disney.

The broadband fixed-line customer base increased by 18% in 2012, boosted by the successive drops in rates and the extension of the network coverage following the roll out of fiber (FTTC and FTTB). The continued roll out of broadband across the island and the constant drop in rates should allow 75% of the population to have access to the Internet from 2014. This rollout will also meet the roaming needs of mobile data for tourists which are constantly rising.

Mauritius Telecom-Orange is connected to the international network since 2002 via the submarine SAFE cable. A second connection point has been in place since the end of 2009 via the LION cable. With the LION and EASSY cables becoming operational as of 2010, connectivity was opened up with East Africa and voice and data traffic became secure by offering an alternative route. The commissioning of the LION 2 cable in June 2012 provided even more international bandwidth for MT Group and more convenience for Internet users. See section 8.1.5 Transmission Networks for more information.

The improved connectivity enabled Mauritius Telecom to offer hosting and technical management services to Kongsberg Satellite Services (KSAT).

Portugal

On February 15, 2013, Sonae and France Telecom-Orange signed a call option agreement for Sonae, and an agreement for the France Telecom-Orange Group to sell its entire 20% interest in Sonaecom, a telecommunications operator in Portugal.

The Soane call options can be exercised for a period of 18 months, followed by a period of three months for the exercise of put options by France Telecom.

This agreement meets the objective announced by France Telecom-Orange to dispose of its minority interest in Portugal in light of the eventual consolidation of the telecommunications market.

Morocco

Morocco had a population of 32.5 million in 2012 (source: IMF, October 2012). The mobile penetration rate was 120% of the population in 2012 (source: ANRT).

Orange is present on the Moroccan market through Médi Telecom, following the acquisition of 40% of the capital and voting rights of Fipar-Holding (Caisse de Dépôt et de Gestion group) and Medium Finance (FinanceCom group) that was finalized at end-2010. Médi Telecom, with its operation of three fixed telephony and 2G and 3G mobile telephony licenses, has been present in the market since 1999 and is the second overall telecommunications operator in Morocco.

WANA, which also owns a fixed-line license, acquired a 3G license in 2006 and a GSM license in 2009, leading to increased competition on the mobile market.

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Médi Telecom had a 29.5% share of the mobile market in 2012, with 11.5 million subscribers at year-end, and cover 99% of the population (source: ANRT). The mobile subscriber base is mainly made up of prepaid customers (95% of customers), and the market has a high rate of multiple ownership of SIM cards.

Moreover, the Moroccan telecommunications market saw a drop in the price of mobile services in 2012 (down 25% compared to 2011 in terms of the average price of outgoing voice - source: ANRT), which lead to a 32% increase in subscribers’ average usage in terms of volume (source: ANRT, December 2012). The main mobile uses are voice and SMS but data and value-added services are developing rapidly.

Médi Telecom had 1.14 million Internet subscribers, or a 36.25% share of the mobile Internet market, at end-2012. Most Moroccans access the Internet via their cell phones; this accounts for some 83% of Internet usage in the country (source: ANRT).

Médi Telecom has 13,000 sales outlets throughout the country for the distribution of its products and services.

Tunisia

Tunisia had a population of more than 10.8 million at end-September 2012 (source: IMF, October 2012) and a mobile market penetration rate of 118.3% (source: Instance Nationale des Télécommunications, mobile dashboard, December 2012).

Following the international call for tender in 2009 for the acquisition of a third fixed and mobile (2G and 3G) license in Tunisia, the license was granted to a consortium set up by France Telecom-Orange and Investec. In July 2009, France Telecom-Orange subscribed to a capital increase in Divona Telecom and acquired 49%. Divona Telecom, the assignee of the license, became Orange Tunisie. Orange Tunisie began commercial operations on May 5, 2010.

Thanks to its 1,139 sites as of end-December 2012, Orange Tunisie’s 2G (voice) coverage now spans over 93% of the population, and its 3G (data) coverage spans 84%. This enabled the company to exceed 1.5 million active subscribers as of end-December 2012.

Orange Tunisie’s mobile market share has increased significantly to reach 11.9%, versus 52.6% for Tunisiana and 35.5% for Tunisie Telecom (source: Instance National des Télécommunications, December 2012).

In 2012, Orange Tunisie continued its technical and commercial innovation. It introduced the 3G Max (3G connection at 42 Mbps) service, underscoring its leadership position in 3G.

In terms of offers, it further expanded its Allo Lelkol service (with a set rate for calls to any operator), revamped its postpaid plan line-up, and introduced the Kollou Bonus plan in November, under which customers get 100% additional free calls (for life) to any operator with all top-ups of 5 dinars or more.

In 2013 Orange Tunisie will focus on continuing to roll out and improve service quality on its voice and data networks, so as to maintain its leadership position in the 3G market. The company intends to expand its services line-up to target high-value customers and to enhance its customer loyalty programs. It also plans to expand its direct and indirect distribution network to support its sales and marketing strategy.

Iraq

Iraq had a population of 33.6 million at end-2012 (source: IMF, October 2012). In March 2011, France Telecom-Orange acquired an indirect 20% stake in the Iraqi operator, Korek Telecom, which had 4 million customers at end-October 2012. With a mobile penetration rate of 77% (source: Telegeography, March 2011), Iraq has a mobile penetration rate well below many of its neighboring countries. The deployment of Korek Telecom, which holds a national 2G and 3G mobile license in a country undergoing major economic reconstruction, offers good prospects for growth.

Vanuatu

Vanuatu had a population of 0.3 million in 2012 (source: IMF, October 2012). Telecom Vanuatu Limited (TVL), a fixed, mobile and Internet operator, is equally and jointly owned by France Telecom-Orange (FCR) and Mauritius Telecom International Ventures Limited.

Equatorial Guinea

Equatorial Guinea had a population of 0.7 million at end-2012 (source: World Bank).

Getesa, Equatorial Guinea’s incumbent operator and present on the mobile, fixed and Internet markets, is 40% owned by France Telecom-Orange and 60% owned by the Guinean State.

The country has three telecom operators: Getesa, Hits, and Gecomsa. Gecomsa is a joint venture created in 2012 between the Equatorial Guinean government, which owns 51%, and Chinese investors.

The country’s mobile penetration rate was 75% in Q3 2012; 97% of users are on prepaid plans. Getesa was the mobile market leader with an 82% market share, followed by Hits with a 17% market share (source: Informa Telecom).

In December 2012 a fiber optic cable was completed (under the ACE submarine cable project) that links Equatorial Guinea to other African countries and that gives the country broadband Internet access. Equatorial Guinea is represented in the ACE consortium (led by France Telecom-Orange) by its government and by Getesa, which did not provide financing (see section 8.1.5 Transmission Networks for more information).

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6.3.5   Enterprise Communications Services

Orange Business Services covers both:

•

the Enterprise Communications Services (ECS) unit, which supplies communications services to multinational companies and corporate accounts and SMEs in France (1); and

•

Orange subsidiaries’ Business-to-Business (B2B) activities.

Orange Business Services covers all the Group’s business customers in more than 160 countries and regions where it provides local technical and commercial assistance.

By the end of December 2012, ECS had generated 7 billion euros in revenues before intra-Group eliminations. In addition to France Telecom S.A.’s and Equant’s business activity, this business segment includes several subsidiaries, each with its own specific expertise, including: Etrali (trading solutions), Almerys (health), Orange Consulting (project management, telecom consulting), Multimedia Business Services (multimedia contact centers), Neocles (virtualization solutions), IT&Labs (design and development of embedded Machine to Machine applications, vehicle fleet management), Obiane (secure network integration), Alsy (integration services), EGT (equipment and services for video conferences), and GlobeCast (multimedia broadcast systems).

6.3.5.1    The Market

France Telecom-Orange Group operates under the brand name Orange Business Services, both in France and internationally, in the Business communication and IT services markets. This market is part of the Information and Communications Technologies (ICT) sector, which brings together technologies used to process and send information. Worldwide this market represents just over 1,100 billion euros.

FIG. 1: POSITIONING OF ORANGE BUSINESS SERVICES ON THE ICT VALUE CHAIN

FIG. 2: GLOBAL ICT MARKET, IN VALUE (IN BILLIONS OF EUROS, 2012)

Sources: Gartner, Yankee Group Research

(1)

Excluding mobile services sold to businesses under the responsibility of France (see section 6.3.1).

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ECS is an integral part of Orange Business Services and helps French corporations, SMEs, and local governments (1) as well as multinationals around the world implement communication projects. It offers a full range of integrated, managed, and cloud computing services that can be provided as either a bundled package or a customized solution. ECS’s services are divided into eight categories: networks, communications, customer relationship management, IT systems, data security, business solutions, mobility, and consulting and other services.

ECS’s markets expanded in 2012 despite the sluggish global economy, driven largely by international sales:

•

in France, corporate spending remained relatively stable despite the country’s grim economic climate. A slight contraction in the networks and Internet market and a further decline in the voice market in 2012 were offset by relatively weak growth in the IT services market:

•

the fixed-line voice market slid a further 8% during the year as a pick-up in VoIP was not enough to offset the drop in traditional telephony by both volume and value. The market was also weighed down by the ongoing shift in consumer usage away from voice and towards mobile and unified communications,

•

the networks market shrank slightly, as the downward trend in historical business networks—amplified in 2012 by the discontinuation of X.25—was almost entirely offset by growth in mature networks on the back of robust demand for broadband,

•

the services market had a benign year with growth expected to reach just under 2%. The real upturn should come in 2013–2014, but will depend on how well the economy turns around;

•

outside France, both the telecom and IT services markets had a buoyant year in spite of the global economic crisis. They expanded some 10%, although around 80% of this growth can be attributed to favorable exchange rates:

•

the market for connectivity services (fixed-line voice and data networks) for multinationals bounded again in 2012, adding between 8% and 10% (including the effect of exchange rates). This growth is being fuelled by expansion in these companies’ businesses and their communications needs, especially for IP VPN and Ethernet networks,

•

the services market also had another strong year, surging 10% (including the effect of exchange rates) on the back of 12% to 13% growth in consulting and outsourcing services.

6.3.5.2    The Competitive Environment

Fluctuations in the current economic climate and changes in the way companies use ICTs have encouraged those operating on the corporate telecoms market (operators, integrators, and Internet companies) to adapt their strategy:

•

telecommunications operators are looking for new vectors for growth by orienting their business models towards IP services, in order to offset the drop in traditional communication revenues. This trend is being intensified by the uncertain economic climate and increasing customer demand for integrated, flexible solutions with prices suited to new usages;

•

the boundaries between telecom operators and integrators are blurring due to the commoditization of networks and the convergence towards IP. Operators are offering advanced communication services that are integrated into businesses’ information systems to an increasing extent—entering into direct competition with IP integrators and Internet companies. At the same time, Internet companies are enhancing their services with network solutions to take advantage of the rise in new usages like cloud computing;

•

confronted with new business mobility-related usages (like BYOD, or Bring Your Own Device), both operators and integrators are updating their services line-up to meet customers’ needs for administration, data security, applications, and value-added services;

•

regional expansion is another growth driver, reflected in the increasing attention being paid to emerging countries, as with BT’s Prosperity Plan for Asia and Latin America and with Telefónica’s large presence in Latin America (especially in Brazil).

These companies may turn to acquisitions to speed their transition to new business models; this was the case for Verizon with its 612 million-dollar purchase of Hughes Telematics in June 2012, and for NTT with its numerous acquisitions of integrators and data center services providers.

France Telecom-Orange’s main competitors on the market are:

•

telecommunications operators:

•

SFR Business Team, which offers a range of fixed, mobile and Internet solutions,

•

alternative local loop operators like Colt and Numericable-Completel that can target French companies as well as multinationals,

(1)

The Corporate business market is under the responsibility of France (see section 6.3.1).

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•

global telecom service operators, such as BT Global Services, Verizon Business, AT&T Business Services, Verizon Business, and T-Systems, that offer global distributed services for multinationals. These operators can also carry local and national calls by using the France Telecom-Orange network’s interconnection services,

•

global operators from emerging countries (like Tata Communications, Reliance, and China Telecom) that set up hybrid solutions based on their own networks and combined with third-party operators’ solutions that they manage themselves,

•

incumbent operators in some countries;

•

network integrators and managed service providers with which France Telecom-Orange works in coopetition (a combination of cooperation and competition)—especially for companies that use a multi-provider approach such as NextiraOne, Spie Communication, and Dimension Data (NTT group);

•

major players like IBM Global Services, HP Enterprise Services, Atos Origin, and Cap Gemini that support companies through their IT transformation projects; the main service categories in which these companies are positioned include network integration, infrastructure management, outsourcing, third-party application maintenance (TPAM), consulting, and engineering;

•

Internet companies and businesses targeting niche markets that offer VoIP, messaging, and cloud computing services. Such companies include Skype, Amazon Web Services, Google, and Salesforce.com globally, and OVH in France.

•

major software suppliers that offer their applications online as services, like Microsoft, Oracle, and SAP.

6.3.5.3    Orange Business Services activities

In response to growing competition and changing market trends, Orange Business Services is making targeted investments to differentiate itself through its global coverage and high-performance networks. It aims to provide the best service quality and customer experience in the market. Orange Business Services also supplies infrastructure services, virtualization services, and “real-time” applications as services. It is continuing to expand its capacity to offer innovative services in emerging markets.

FINANCIAL INDICATORS

(in millions of euros)	2012	2011	2010
Revenues	7,001	7,101	7,216
historical business networks	1,872	2,182	2,437
traditional business networks	2,895	2,782	2,793
growth business networks	402	366	321
services	1,832	1,771	1,665
EBITDA	1,134	1,276	1,299
as a % of revenues	16.20%	18.0%	18.0%
CAPEX	352	343	318
as a % of revenues	5.00%	4.8%	4.4%
Source: Orange

OPERATIONAL INDICATORS

	2012	2011	2010
France + International (number of accesses in thousands)
Number of IP-VPN accesses	326	317	319
France (number of accesses in thousands)
business telephone lines (PSTN)	3,681	4,032	4,424
permanent accesses to data networks	349	344	336
o/w IP-VPN accesses	281	277	271
XoIP	67	59	49
Business Everywhere	813	802	801
Source: Orange

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KEY OPERATING INDICATORS RELATED TO ENTERPRISE COMMUNICATION SERVICES

Name	Definitions	Product lines
IPVPN access (France + International)

Number of IPVPN (IP virtual private network) accesses marketed by Orange Business Services in France and Internationally. These accesses allow companies to pool their applications and introduce new ways of using them (VoIP/IP Telephony).

IPVPN France, IPVPN International
Business telephone lines (PSTN)	Access to the Switched Telephone Network (STN), from analog lines or digital lines.	Analog lines, basic access, primary accesses
Permanent access to data networks

This indicator essentially covers IPVPN and some of the XoIP offer in France:

•

broadband Internet accesses combined with a set of ready-to-use services (Business Internet Office and Business Internet), mainly for SMEs;

•

broadband Internet and VoIP accesses (with or without Centrex, which exempts customers of telephone switchboard maintenance and management constraints) for businesses with independent sites;

•

accesses to businesses’ virtual private IP network in France.

Business Internet, Business Internet Office, Business Internet Voice, Business Internet Centrex, IPVPN France, Ethernet
XoIP Offers

This indicator covers:

•

broadband accesses offering an IP service, with or without Centrex, for companies developing on independent sites;

•

managed telephony over IP solutions that use existing IPVPN access. These solutions are used for work station networking, voice transfer and IP-VPN connectivity.

Business Internet Voice, Business Internet Centrex, Business Talk IP, Business Talk IP Centrex

Offers

Orange Business Services offers a wide range of products and services on the French market, from the market for professionals to business accounts, as well as for multinationals operating abroad.

Orange Business Services’ solutions, including packaged or tailor made and using different methods such as integrated, managed or cloud, are aimed at accompanying companies in their digital transformation. These solutions are based around five key challenges for businesses:

•

connecting people, sites and machines using a robust and secure high-performance network;

•

encouraging collaboration between Company employees through unified communication and collaboration services;

•

contributing to more dynamic Company operations and processes via innovative, enduring solutions;

•

offering free-flowing exchanges with business customers to ensure an exemplary customer experience;

•

working with an operator that is able to accompany the business in its development plans and objectives.

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To meet these needs, Orange Business Services has structured its portfolio of offers around seven main types of products and services:

•

network offers, including certain levels of service guarantees (mobile and fixed-line connectivity, and voice and data transfers) and customer relations solutions (multimedia contact centers, voice or mobile portals, payment services);

•

mobility offers (telephony, mobile messaging, and wireless data access);

•

unified communication and collaboration services (interoperability between telephony, messaging and video conference solutions, and joint fixed-line and mobile offers, in triple- or quadruple play);

•

IT solutions (virtualization, systems integration, APIs, and M2M building blocks);

•

Business Line solutions (healthcare, finance, transport, cross-cutting geolocation and fleet management offers, and electronic exchange applications);

•

security solutions (safe work environments and infrastructure, management and governance);

•

consulting and customer services (needs analysis, installation, and user training) in various areas: switching to “all IP”, virtualization, adopting Machine to Machine, supervising and managing service quality.

HISTORICAL BUSINESS NETWORKS

Branch	Type	Name	Main characteristics
Network offers	PSTN access	Analog	Fixed switched telephone network access offers, with preferential rates and a certain number of à la carte services for optimized business telephony.
	Outgoing PSTN traffic	ISDN

Telephone connection services with end-to-end digital quality, also for operating electronic payment applications, remote monitoring, Machine to Machine, continuous back-up link and video conferencing applications.

PSTN voice traffic

Offers that give businesses special rates for communication from fixed lines in mainland France or in French overseas departments, whether the call is local, nearby, national or international and to fixed lines as well as mobiles; a certain number of à la carte telephony and management services are also available.

	Incoming traffic	Virtual private network (VPN) traffic and fixed/mobile convergence

Offers that simplify businesses’ management of fixed and mobile communications, by grouping fixed and mobile communications under a single package or by giving users the option of being reached at any time on their fixed or mobile line with a single number and voicemail.

Reception numbers

A range of services for professional telephone reception, using single numbers with different rates, and incoming traffic management services like multimedia contact centers, voice or mobile portals, and payment services.

	Infrastructure data services	Audiotel number

Kiosk service that gives the Company’s customers quick, simple and targeted access to its telephone services, à la carte rates, with an income for the Company from its customers’ paid use of its content.

Leased lines

Permanent dedicated connection services used to manage all information flows; these services are accessible in France on a turnkey basis and offer a wide range of guaranteed bandwidth; these connections are gradually being replaced by DSL and Ethernet technologies or other fiber optic technologies.

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TRADITIONAL BUSINESS NETWORKS

Branch	Type	Name	Main characteristics
Network offers Mobility offers	Infrastructure data services	Ethernet and other types of broadband access

High capacity broadband connection services that allow companies to manage a set of communication flows safely and with improved performance; these services are primarily used for local networks  on the Company’s sites and to connect its main sites to one another.

		DSL services, including IPVPN	Business service offers on DSL, for fast and simple communication between the business’ sites or outside lines, with high performance and bandwidth.
Fiber optic services

Fiber optic service offers that let the business interconnect local networks on its sites at the required speed, up to high capacity broadband; these services foster the development of new communication and cooperation habits within the Company or with partners.

	Managed data over IP	Services for networks managed over IP

A set of services available for all companies with managed Intranet services, to optimize the business’ network performance, secure data, ensure service continuity and support customers with network management.

	Acceleration Roaming	Managed Internet services	Powerful, secure Internet access solutions for businesses, which optimize online actions (instant browsing, protected data exchange, collaborative work, etc.).
Managed Intranet services

Multi-site business Intranet network solutions managed by Orange Business Services for the business, giving access to a broad range of communication and collaborative user services; these solutions  are modular and adaptable, and come with custom support services for each business.

		Service continuity and network performance	Control, accelerate and guarantee the performance of the networks and ensure network availability and the correct running of applications.
		Roaming solutions	Solutions that give companies’ roaming employees secure remote access to their Company’s applications and messaging services from a PC, tablet computer, or PDA.
Television transmission offers	Broadcasting	Television content management and broadcasting solutions	Content digitalization, aggregation, transmission and reformatting services aimed at supplying satellite television platforms, digital terrestrial TV and cable networks.

GROWTH BUSINESS NETWORKS

Branch	Type	Name	Main characteristics
Network offers	VoIP Managed data over IP Infrastructure data VoIP	Telephony services over IP

Unlimited telephony services over Internet, to and from fixed lines and mobiles, via the Internet router and the telephone switchboard (PABX) connected to a multiservice modem that centralizes Internet and telephony.

Managed video services

Video conference management services compatible with all types  of equipment and networks; simple, fast and powerful; managed by Orange Business Services and enabling companies to overcome all types of technical and logistic constraints.

Wi-Fi and Satellite-based services

Offers to business services of satellite services that allow for quick and easy implementation of both satellite-based and terrestrial communications solutions for primary or secondary connectivity needs on terrestrial Company sites, oil platforms and vessel fleets.

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SERVICES

Branch	Type	Name	Main characteristics
Unified communication and collaboration services	Advanced Communication Services	VoIP and IP telephony services

IP telephony solutions based on DSL or fiber optic infrastructure services to help the Company control its telephony costs and providing it with new telephony and collaborative services; management of the solution may be handed over to Orange Business Services in full.

		Joint fixed-line and mobile services	Joint fixed-line and mobile solutions that allow users to remain contactable at all times at a single number and benefit from all fixed-line services while mobile.
LAN and telephony business solutions

Design, supply or rental, installation and management of PABX, IPBX and LAN equipment. Various levels of service: on-site or remote work, contractual commitment levels with or without material investments.

Collaborative Work Solutions

Availability of collaborative spaces, online document sharing, telephone or web-based meetings, audio or video conference services such as telepresence that can bring teams together remotely from anywhere in the world, with high quality sound and images.

Unified messaging and communications solutions

Access to unified professional messaging and communications tools (fixed-line telephones, mobiles, Internet, instant messaging) from different work stations and communication terminals, thereby facilitating communication within the Company.

IT solutions	IT solutions	System integration and API

Design, development and integration of specific applications, mobile and online portals, and dematerialization solutions.  And development of an API range for companies’ business line applications or their web or mobile services.

M2M solutions

Design, development and integration of M2M application platforms (Machine to Machine communication) and M2M connectivity solutions for the exchange and processing of data between communicating objects.

IT infrastructure management and virtualization services

Design and development (on-site or managed) of secure solutions for hosting and virtualizing data centers, work stations and servers using different methods such as cloud computing.

Integration and operation of services platforms, and coordination  of large-scale projects.

Business Line Solutions	Business Line Solutions	Application-based solutions specific to vertically integrated or transverse activities

Solutions adapted to our customers’ sector-specific problems, particularly in healthcare (third-party payers, hospitals, etc.), market trading (trading room equipment), and transport (passenger information or the more transverse GPS technology for vehicle fleet management).

Security solutions	Security Services	Services for the protection and security of data and Company networks

Services to protect and safeguard supervised and managed data and infrastructures, end-user services including secure mobile connections from all types of handsets, back-up and recovery solutions, and handset locking and remote management systems that allow for secure data exchange and ensure service continuity.

Consulting and customer services	Consulting and support	Consulting, project and service management, rollout services, operational support, and end-user services

Providing businesses with upstream advice to define, design and implement their telecommunications and IT strategies.

Customer support services for the design phase, rollout installation and infrastructure and project management services.

Tools and services to ensure the smooth running and improved efficiency of ICT services for both administrators and end-users.

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Distribution and Partnerships

In France, offers designed for companies (excluding large accounts) are marketed by the Orange France division’s Business Marketing Division. This market includes professionals, small companies, SMEs and companies with more than 50 employees, and is managed by a country-wide commercial branch network which, via sales personnel dedicated to a portfolio of customers and a network of telephone advisors, provide customers with information on offers, order status, service quality and incident resolution.

The Large Accounts France Division, canvasses, advises and accompanies 240 customers from the biggest companies, via five branches that are organized by business sector. The department provides stringent and dedicated direct sales teams, for pre-sales, sales and services, and promotes partnership-based approaches.

Its aim is to provide a global approach to the solutions its sells and the commercial coverage of customers’ sites, both abroad in association with the other sales departments (global teaming) and with the Business Marketing France teams which are responsible for maintaining a close business relationship all over France for remote sites.

The department relies on its customer services teams which guarantee the quality of orders and single entry point invoicing.

It aims to promote and develop the convergence of telecommunication and IT services to answer the current and future needs of its large account customers, including cloud computing, security, the workstation of the future, customer experience and services, while strengthening its excellent mobility businesses, data network (particularly internationally), and telephony services.

Lastly, the France Telecom-Orange website allows companies to manage their contracts and to place orders in real time.

The Group’s commitment to working with businesses also means that it strives to offer its customers high-quality, exemplary service in the comprehensive solutions it provides: managed data, telephony, integration services. Orange Business Services is a privileged contact point for its customers throughout their contracts, and it forms lasting relationships with them based on creating value together and making its industrial solutions faster and more reliable, with better invoicing and customer service.

The Customer Service & Operations (CS&O) Division has around 7,000 employees who work in more than 160 countries, sometimes with the help of local partners.

This team focuses on two main issues:

•

the first of its tasks is rollout, during which CS&O advises and supports customers as they set up their solutions globally and locally. In 2012, particular attention was paid to accompanying its French customers operating abroad and to rolling out IT solutions and unified communication services;

•

the second of these is the support and optimization phase in which CS&O uses its global geographic organization to follow customers wherever they work, guaranteeing user assistance and support anywhere and anytime.

CS&O has three Customer Service Units (CSU) in France, five Major Service Centers (MSC) in India, Egypt, Brazil, Mauritius, and France operating around the clock, and a field presence in all the world’s regions where its customers are located (Europe, Middle East and Africa, Asia-Pacific, North and South America). As in 2011, this set-up ensured the continuity of services for its customers during extraordinary events such as Hurricane Sandy in the Caribbean and United States.

Thanks to its remarkable efficiency, Orange Business Services won three major awards at the 2012 World Communication Awards: Best Global Operator; Best Cloud Service; and the User’s Choice Award. It also received three ISO certifications during the year: ISO 9001, Quality Management Systems; ISO 20000, IT Service Management; and ISO 27001, Information Security Management Systems.

In addition to direct sales channels, Orange Business Services uses indirect sales channels run by domestic or regional telecommunications operators that want to meet their domestic customers’ international needs outside of their own region. Orange Business Services provides them with connectivity services through network interconnection or service integration, in the form of unbranded services (i.e., services resold by the distributor under its own brand name) or managed services.

Orange Business Services is working to build this type of partnership in the most developed markets, preferably with the leading operator or its direct competitor, like NTT Communications in Japan. This approach enables Orange Business Services to penetrate the small- and medium-sized companies’ market by controlling sales costs (resale to domestic operator) and by building complete offers to cover the domestic and international requirements of certain large accounts (partnership with the domestic operator). Orange Business Services has also developed partnerships with the main systems integrators such as Accenture, Cap Gemini, IBM and HP, in order to detect opportunities for contracts, especially large transformation projects, where the teams’ skills are complimentary.
Finally, Orange Business Services works in close cooperation with dominant technology players, bilaterally as with Cisco, Microsoft, Alcatel-Lucent, Avaya, and Juniper and as part of a consortium like with Flexible4Business (a partnership between SCE, Cisco, EMC and VMware). This cooperation is developed with business customers, to implement the customized solutions that best fit their needs. It is also working on any kind of innovation that could add to the portfolio of offers.

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Key events

The main events in the Enterprise segment in 2012 were:

January

•

Orange Business Services positioned as a leader among Asia-Pacific network service providers.

February

•

Nespresso revolutionizes its Business Solutions after-sales services with Machine to Machine solution from Orange.

March

•

Orange Business Services helps decision-makers manage personal vs. professional telecommunications uses at their companies.

•

Orange Business Services introduces the new Livebox Pro.

April

•

Cloud meets video with Orange Business Services.

•

Cotecna and Orange to provide secure M2M tracking and transit monitoring solutions.

May

•

Orange and the Stade de France Consortium launch the supporters’ experience of the stadiums of the future.

June

•

Marseille becomes the first city to be covered by Orange’s 4G network.

September

•

Orange, Thales, and Caisse des Dépôts announce the start-up of Cloudwatt, their cloud computing infrastructure joint venture.

•

Orange Business Services confirms its strategy for indirect telecom and IT sales.

•

Orange Business Services builds global M2M communications infrastructure for Openmatics.

October

•

Orange Business Services takes next step in its international customer contact strategy.

November

•

Orange Business Services wins major awards at the 2012 World Communication Awards: Best Global Operator; Best Cloud Service; and the User’s Choice Award.

•

Fleet Performance, Orange Business Services’ fleet management service, is enhanced with an eco-driving system, a fuel consumption tracking system, and a mobile application November 20, 2012.

•

Orange unveils its first 4G service for business customers, with services for consumers slated to follow in February 2013.

December

•

Orange Business Services introduces Multi Connect Business, a VoIP and unified communication package for SMEs.

•

For cloud computing, Orange Business Services shows growth in revenue of 33% with 113 million euros in revenue for 2012.

•

France Telecom-Orange extends its fiber-to-the-office service to over 500 small and medium-sized French cities.

•

Hospital 2.0: Orange fully equips the Metz-Thionville regional hospital to bring it into the digital age.

Outlook

In 2013, Orange Business Services will continue to implements its Conquest 2015 strategic plan, prioritizing:

•

the development of employee skills sets, by better anticipating changes in expertise and improving working tools;

•

an exemplary customer experience, in particular through a continuous improvement approach focused on the customer experience;

•

the development of growth vectors, in particular cloud computing (consolidation of its position in France and International development) and improving how innovative offers are marketed;

•

the development of emerging markets;

•

performance optimization.

6.3.6   International Carriers and Shared Services

The International Carriers and Shared Services segment incorporates:

•

the sales activities and services to international carriers, the rollout of international and long-distance networks (see section 8.1), and the laying and maintenance of submarine cables;

•

the shared services which include the Group’s support and cross-divisional services and the new growth vectors (content, health, online advertising). The majority of the shared services are re-invoiced to the other operating segments (brand license fees, Group services, specific items re-invoiced on a case-by-case basis).

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FINANCIAL INDICATORS

(in millions of euros)	2012	2011	2010
Revenues	1,623	1,610	1,600
International carriers’ activity	1,382	1,361	1,369
Shared Services	241	249	231
EBITDA	-402	105	-661
as a % of revenues	-24.7%	6.5%	-41.3%
CAPEX	415	367	312
as a % of revenues	25.6%	22.8%	19.5%
Source: Orange

6.3.6.1    International Carriers

The Market

The global international voice market was estimated at 450 billion minutes in 2012. Its growth is being driven by the economic development of areas with high geographical density (principally South-East Asia, China and India), developments in mobile telephony (in particular in Africa), and the development of VoIP.

On this market, the share of international traffic that is channeled via a third-party operator, or wholesale traffic, includes the wholesale of voice and data traffic as well as the provision of transmission means. Wholesale traffic accounted for around 60% of the total international voice market in 2012 and was estimated at 270 billion minutes (source: Ovum 2011, Telegeography 2011).

The Competitive Environment

Wholesale operators can be divided into three types—global wholesalers, multinational retail operators and regional and specialist players:

•

global wholesalers have the critical size needed to obtain preferential rates and pass them on to their customers. TATA and BICS are the main global wholesalers;

•

multinational retail operators aim to optimize their end customers’ traffic and generate revenues and earnings in addition to those from their retail traffic. France Telecom-Orange, Telefónica, Deutsche Telekom, Telia Sonera, and Verizon figure among the main ones;

•

regional and specialist players that focus on a particular geographic area or offer high-quality voice or data services at highly competitive rates. These primarily include Interoute, Primus, Citic, and Calltrade.

The wholesale market’s subscriber base comprises voice market specialists (call-shop, prepaid cards), domestic retail carriers (including MVNOs), and Internet Service Providers. International carriers also sell wholesale traffic to each other.

Three main factors influence the market:

•

access, capacity, and coverage: simplifying or even outsourcing traffic handling allows for fewer routing changes, a reduction in the number of suppliers, and a stabilization of rates and service quality;

•

price: the carriers seek to optimize the traffic routing cost for a standard quality service, which translates into frequent price fluctuations;

•

quality: superior quality leads to greater call frequency and duration and customer loyalty and satisfaction.

The activity of the International Carriers entity

France Telecom-Orange’s International Carriers activity is based on a major long-distance network infrastructure and offers a broad range of solutions on the international market.

France Telecom-Orange’s presence in both the retail and wholesale markets means it can develop wholesale solutions that are particularly well adapted to the needs of the retail operators. France Telecom-Orange has more than 1,000 customers, which include fixed-line and mobile operators and Internet access and content providers.

The Group is unique in that it is very involved in the design, construction and operation of submarine cables. With its ownership or co-ownership of several submarine cable systems, the Group ranks among the world’s largest owners of submarine lines. This has enabled it to satisfy the increase in transatlantic traffic.

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The Group’s wholesale activity counts:

•

a seamless global network;

•

a global network of dedicated IP routes with end users in more than 220 countries, connections to more than 200 Internet service providers worldwide, and connectivity in over 100 countries in a single IP network hop (Autonomous System);

•

99.99% network availability, 24/7 centralized network supervision.

The volume of voice traffic in the International Carriers business grew 5.6% in 2012, and there was also a sustained increase in data traffic.

Offers

Voice Services

France Telecom-Orange’s voice network has routes to over 390 operators, coverage in more than 950 destinations, and 24/7 technical support.

In 2012 the Group introduced the Hubbing Premium Full IP service that offers telecom operators high added-value services by leveraging VoIP technology. And thanks to its full IP routing system, users can enjoy optimal communication quality.

Services to Mobile Operators

France Telecom-Orange helps over 170 mobile operators worldwide meet the needs of their own customers.

Internet and Transmission Services

France Telecom-Orange’s adjustable solutions meet the specific needs of Internet service providers and content providers. The offer includes a wide range of connection options in Europe, the Americas and Asia based on a global network infrastructure. The Group’s services were enhanced in 2012 with the activation of the LION2 submarine cable (crossing the Indian Ocean) and the ACE cable (see section 8.1.5 Transmission Networks for more information).

Convergence Services

In May 2012 France Telecom-Orange introduced the Multiservice IP eXchange service, which gives operators à la carte access to voice and mobile data services over a single connection. It can also improve service quality and network costs efficiency.

Anti-fraud Services

In April 2012 the Group introduced @First Anti Fraud Interconnect Roaming and Security of Transactions, a comprehensive anti-fraud system for protecting traffic, improving service quality, and boosting interconnection revenues.

France Telecom Marine

France Telecom Marine is a major player for laying and maintaining fiber optic submarine cables, using five cable-laying vessels. It is thus able to supply all laying, landing end, and maintenance services for cables.

France Telecom Marine ordered a new cable-laying vessel from STX OSV in October 2012. The vessel is scheduled to go into service in 2014 and will be used for laying and performing maintenance work on submarine cables in the Atlantic and northern European region.

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OFFERS

Type	Name	Description
Voice	IDD (International Direct Dial)

A call termination service in France for international fixed-line and mobile voice operators. This involves a bilateral agreement between Orange and its international partners concerning:

several interconnection supports: land, submarine, satellite, or IP;

a seamless network based on approved TDM and VoIP technologies;

an expertise derived from the management of direct interconnections;

a 24/7 customer support center, backed by centralized network monitoring;

this solution offers high capacity on the main routes with good efficiency ratios: ASR (Answer Seizure Ratio) and NER (Network Efficiency Ratio).

Hubbing

A termination service for international voice traffic offering different service levels: Hubbing Optimum, Hubbing Premium, Hubbing Premium Full IP, High-definition Voice.

France Telecom-Orange also offers value added solutions through the Hubbing solution (Video-telephony, etc.).

Convergence	Multiservice IP eXchange

Faster, easier à la carte access to voice and mobile data services through a single connection point, allowing for lower network costs and higher revenues. These services are provided through France Telecom-Orange’s dedicated IPX network using Multiprotocol Label Switching (MPLS) technology.

Mobile	SS7

A signaling exchange service on the Signaling System 7 (SS7) network that allows mobile operators to offer roaming services. This is a comprehensive signaling package combining the SS7 standard (TDM or over-IP) with ITU/ANSI conversion services and value-added options like Alliage-Short Code, SMS Control, Optimum Roaming, Anti-spoofing, SS7 MoRe, and SMS Roaming Info.

3GRX

A service that allows for the exchange of roaming traffic data between mobile operators directly connected to the Group’s IMN network or other GRX networks. This package offers UMTS, HSPDA and GPRS roaming worldwide by providing IP connectivity between mobile operators.

	SMS Global eXchange	An SMS Hub service that allows mobile operators connected to the Hub or to other Hubs (via peering agreements) to exchange SMS messages.
	MMS Global eXchange	An MMS hub service that allows mobile operators to exchange MMS messages to nearly 300 destinations in a simple, flexible manner.
Roaming Global eXchange

A comprehensive one-stop-shop service with a single contract, invoice, and point of contact for:

all functionalities needed to manage roaming relationships that are commercially open via the Hub (signaling, clearing, billing, fraud protection, technical testing, roaming agreement management, operations, and maintenance);

access to all technologies (2G, 3G, Camel, Data).

The Interworking SMS option allows operators connected to the hub to exchange SMS.

	VPN BlackBerry	An IP connectivity service on the IMN network, allowing the transport of BlackBerry domestic traffic from mobile operators’ networks to RIM platforms.
	International Airtime Hub	Consists of two services: Airtime Transfer, which allows users recharge the cell phone of a relative abroad; Roaming Recharge, which allows users recharge their own cell phone while abroad.

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Type	Name	Description
Transmission	City to City	A point-to-point transmission service linking two international cities (PoP and/or customer site) using different technologies (SDH, SONET, and WDM) with capacities ranging from 2.5 to 10 Gbits.
LDE (Long Distance Giga-Ethernet)

A variant of the City to City service that provides a point-to-point link between two eligible European cities. Ethernet interfaces are used to limit costs and offer better bandwidth granularity and flexibility.

OSS (One-Stop Shopping)

Offers a simplified procedure that extends coverage beyond the intra-net network to provide end-to-end services in any country. This package offers a single point of contact for invoicing, order-taking, delivery and maintenance.

IPL+

A variant of the City to City service that provides transmission connectivity (including submarine capacity) between an international city (PoP and/or customer site) and a submarine cable head in a distant country. This service is available and billable as a half or a full circuit.

	Backhaul	Provides landline termination of submarine capacity linking a cable head to an international city (PoP and/or customer site).
Dedicated transit

Offers dedicated transmission between two international access points. The circuit transits across a country but does not end there, like the other transmission offers. This service is available and billable as a half or a full circuit.

	Housing	A housing service for IP and transmission equipment in premises of the Group or of a partner.
	Satellite	Offers teleport services at a ground station as well as transmission links via a space segment between two ground stations.
Internet	OTI

Offers Internet connectivity with the option of an access link for transmission between the customer’s equipment and the point of presence of France Telecom-Orange’s OTI service.

The package comprises two services:

OTI Pure Speed provides carriers, Internet service providers and content providers with access to the Group’s IP backbone. This gives them global coverage, local services and a quality guarantee;

OTI Content, an offer dedicated to content suppliers.

	PARIX (PARis Internet eXchange)	A public Internet exchange infrastructure that lets IP carriers exchange traffic at several PoPs around Paris through a VLAN.
Fraud	@First (Anti Fraud Interconnect Roaming and Security of Transactions)	An offer combining several services: the protection of roaming interconnection traffic against bypass traffic and the ensuing lost revenues; improved service quality; secure transactions.

The Group’s wholesale offering can be found at www.orange.com/wholesalesolutions.

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THE FRANCE TELECOM-ORANGE GROUP’S MAIN SUBMARINE CABLES

Seamless network		Submarine cables
Cable name	Start-end	Number of landing stations	Number of countries	Kilometers	Commissioned	Last upgrade
TAT-14	United States - Denmark	7	6	15,464	July 2001	2012
SAT 3-WASC-SAFE	Portugal - Malaysia	17	15	27,850	April 2002	2010
SEA-ME-WE 3	Germany - Japan	39	33	39,000	2000	2009
SEA-ME-WE 4	France – Singapore	17	14	19,000	December 2005	2012
Americas 2	Brazil - Porto Rico	9	9	8,330	July 2001	2010
ECFS	Tortola - Trinidad & Tobago	13	13	1,625	July 1995	2011
LION	Mauritius - Madagascar	3	3	1,060	November 2009
CBUS	United States - United Kingdom	3	2	3,200	September 2009	2012
IMEWE	India - France	10	8	12,018	December 2010
ACE	France - South Africa	24	24	17,000	December 2012 *
UAE Kenya (TEAMS)	United Arab Emirates - Kenya	2	2	5,053	October 2009
Atlantis 2	Portugal - Argentina	9	6	12,981	June 1999
EASSy	South Africa - Sudan	8	8	10,600	July 2010	2012
LION 2	Reunion - Kenya	3	2	3,000	April 2012
* The first segment covering 13 countries between France and Sao Tomé and Principe.

6.3.6.2    Shared Services

France Telecom-Orange has developed new growth activities related to its core business line, such as content broadcasting, audience and advertising, and healthcare activities.

Content rights

France Telecom-Orange offers free, paid, and bundled content services such as paid program packages, Video On Demand, Subscription Video on Demand, music, and games. These aim to make the Group’s offers more attractive by providing customers with interactive, delinearized content. Delinearized content was viewed nearly 200 million times in 2012, including 160 million views of catch-up TV.

France Telecom-Orange mainly distributes content provided by third parties (television, games, music) on fixed-line and mobile networks both in France and abroad. It also has its own movie channels (Orange Cinéma Séries) that it distributes in France on its own network or, since 2012, via third-party distributers.

France Telecom-Orange is mainly focused on its role of aggregating content to offer increasingly attractive services, in line with its new strategy based on developing partnerships.

The Group is developing new services for its customers with a focus on multi-screen, interactivity and on-demand programs. In 2012 the Group enhanced its mobile TV line-up with attractive new tablet applications like Orange Cinéma Séries, Orange TV, Read & Go, and Orange Ligue 1—an application that lets French soccer fans watch all the country’s Premier League championship games live (the Group’s French Premier League multi-platform rights have been renewed for four seasons starting with the 2012-2013 season).

This strategy is also deployed in other countries where the Orange brand is present, such as Poland, Spain, the UK, Romania, Belgium, Slovakia, Mauritius, Senegal, and Ivory Coast. For music content, Orange draws on its partnership with Deezer in France and England formed in 2010. The number of subscribers in France grew sharply in 2012 and the Group continued to roll out its Deezer Premium streaming service, most notably in Poland, Romania, Mauritius, and Senegal. In gaming, Orange’s strategy is based on multi-platform distribution (PC, mobile, tablets, and TV) in partnership with the leading video game publishers (EA, Ubisoft, Activision) and relies on its network capacities to offer innovative and attractive content services to its customers. In 2012 the Group introduced a TV-screen cloud gaming service.

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Viaccess Orca

The Viaccess Orca group, a France Telecom-Orange subsidiary, is a market leader in terms of the user experience and of secure access solutions to TV and video content for all types of distribution networks (broadcast, IPTV, OTT) and to all types of consumer devices. These solutions are aimed at paid content service providers (like pay TV and VOD), and offer conditional access and digital rights management (CAS & DRM), service platforms, recommendation and introductory application engines, and secure content access for multimedia devices (decoders, PCs, smartphones, tablets, etc.).

Audience and Advertising

Through its various platforms, applications, and interfaces across all connected devices, France Telecom-Orange offers a unique, personalized multi-screen experience that continues to attract customers and users in every country where it operates. This customer experience is based on a coherent line-up of Internet services using next-generation technology like the cloud and Internet-TV convergence, all designed to meet customers’ needs in the digital age. The experience also spreads into social networks with an increasingly large video component thanks in particular to the Group’s strategic partnership with Dailymotion. France Telecom-Orange is therefore uniquely positioned to support its partners in the digital and Internet arenas through search engine optimization and digital audience acquisition methods, mobile and web analysis systems, social media usage, digital advertising, multi-screen websites and ecosystems, video, and the digital customer experience.

Backed by high audience figures (an average of 162.7 million unique visitors per month worldwide, including Wirtualna Polska and Dailymotion) in the Internet, mobile, and tablet markets—and thanks to its alliances with major web players like Dailymotion and Deezer and its strong position as a telecom operator giving it extensive customer knowledge and efficient network management systems—Orange has become a European player to be reckoned with on the media value chain.

Orange’s global advertising network reaches 800 million unique visitors each month (source: Comscore 2012). Orange understands the needs of advertisers, agencies, and publishers, and has experienced local sales and marketing staff with major offices in France, Poland, the United Kingdom, Spain, and Latin America.

Orange has adopted a twofold approach:

•

direct monetization of the agencies and advertisers—essentially within the web and mobile audiences (either via its own audience or by monetizing the audience of the Orange Advertising publishers);

•

indirect monetization by marketing technology services and solutions to players in the media where the digitalization process is underway (like in television, outdoor, and cinema).

To help implement its expansion strategy in these markets, the Group manages all the digital services of its partner Everything Everywhere (EE) through its Orange Digital subsidiary in the UK.

Health

An aging population, an increase in the number of people losing their independence and the number of patients suffering from chronic illnesses, coupled with a decrease in the number of doctors and medical desertification in rural areas make it all the more necessary for health professionals to turn to information and communication technologies. They help increase the efficiency of health professionals, reduce costs, improve illness management and strengthen the relationship between doctor and patient. The digital services also provide secure data access and transmission. France Telecom-Orange was the first telecommunications operator in France to be approved as a personal health data host.

Orange Healthcare, the Group’s Healthcare Division, draws on its know-how to develop a variety of services such as:

•

“connected hospital, flexible computing” services and shared medical imagery systems that let hospitals, clinics, and doctors’ offices share vital information. Thanks to these services, healthcare establishments can better coordinate their activities, collaborate more efficiently, and transfer data seamlessly;

•

remote healthcare services designed to improve treatment conditions beyond the traditional care circuit, for example at home, and to allow patients to stay in contact with healthcare professionals;

•

services to facilitate prevention and daily well being, via permanently accessible IT tools. These offers are the result of the integration of services developed in partnership with major healthcare industry companies, and rely on the expertise of the Orange Labs. They are available in the main European countries as well as Africa and the United States.

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6.4   EXCEPTIONAL EVENTS

None.

6.5   DEPENDENCY ON PATENTS

None.

6.6   REGULATIONS

The regulatory environment for the European countries in which the France Telecom-Orange Group operates is variable, but fulfills a harmonization requirement based on the obligation to apply nationally the regulatory framework defined at European level. This common regulatory framework is presented below with a detailed description for each major country in which the Group operates.

For information concerning risks linked to regulation, see section 4.2 Legal Risks.

The European regulatory framework

The common regulatory framework consists primarily of regulations set forth at a European level. The current European framework on electronic communications is divided in two main parts: firstly, the economic regulation of the market, and secondly consumer protection and universal service. It consists of one “Framework” directive (2002/21/EC) and four specific directives:

•

authorizations (2002/20/EC);

•

access (2002/19/EC);

•

Universal Service (2002/22/EC);

•

privacy and electronic communications (2002/58/EC).

The scope of the economic regulation relates to relevant markets defined in a European recommendation that is revised periodically. The latest (recommendation 2007/879/EC of December 19, 2007) comprises seven relevant markets (1).

These markets, identified by the Commission, must be the subject of a market analysis undertaken by the National Regulatory Authorities (NRAs). Under the regulatory framework, the National Regulatory Authorities may also regulate markets which are not on the list of relevant markets provided by the Commission, if and only if, specific national factors so justify and provided the Commission does not object.

In 2012 the European Commission started working on revisions to this recommendation for approval in late 2013 at the earliest.

In 2009 the European Parliament and Council passed a reform of the electronic communications regulatory framework for the purpose of fostering competition and supporting the rights of consumers, based on two directives: 2009/140/EC and 2009/136/EC. This new telecoms package aims to increase the independence of national regulators while ensuring improved regulatory consistency. To that end, it established the Body of European Regulators for Electronic Communications (BEREC) and provides for a functional separation as a possible, extraordinary remedy if other remedies fail to ensure effective competition and if serious competitive issues persist.

Moreover, these specific provisions are intended to maintain and foster competition primarily in the following respects:

•

improved information available to consumers;

•

reducing the portability time for fixed and mobile numbers;

•

objectives for promoting user access to electronic communications services, as well as arbitration authority granted to national regulators to settle disputes between operators and content providers regarding Internet neutrality. In this area, however, the European Commission acknowledges that operators shall have the discretion to set different quality levels service by service. Customers must also be given personal data protection guarantees.

(1)

M1: access to the public telephone network at a fixed location for residential and non-residential customers.

M2: call origination on the public telephone network provided at fixed location.

M3: call termination on individual public telephone networks provided at fixed location.

M4: wholesale (physical) network access (including shared or unbundled) provided at fixed location.

M5: wholesale broadband access.

M6: wholesale terminating segments of leased lines, irrespective of the technology used to supply leased or reserved capacity.

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This reform has now been fully transposed into the national laws of each EU Member State.

Key Events

January 2012	European Commission proposes reforms to data protection rules
May 2012	BEREC publishes findings on net neutrality
July 2012	European Commission issues the Roaming III regulation with new caps on roaming rates and a structural solution meant to heighten competition in this market
July/October 2012	European Commission speaks out in favor of stabilizing copper rates between now and 2020 and introducing more flexible regulations for fiber
December 2012	European Commission consults on draft recommendations for non-discrimination obligations and cost accounting methods
European Parliament approves the Connecting Europe Facility to fund infrastructure projects in Europe between 2014 and 2020

Call Termination Rates

Recommendation of the European Commission concerning fixed-line and mobile call termination rates (TRs) adopted on May 7, 2009: The Recommendation proposes a significant drop in the price of mobile TRs to reach a price level as of 2013 of around 1 euro cent/minute and the elimination of asymmetries between operators. This Recommendation also stipulates significant reductions for FTRs.

More precisely, the Commission recommends that national regulators apply the following principles:

•

symmetry in each country between the various operators’ fixed call termination rates on the one hand and mobile call termination rates on the other, with a four-year limit set on the duration of a transitional asymmetry on call termination rates from which a new entrant may benefit;

•

call termination rates geared towards the avoidable cost of this service for an efficient operator (i.e. about 1 euro cent per minute for MTRs and a lower rate for FTRs);

The impact of this Recommendation for the France Telecom-Orange Group depends on the decisions taken by the National Regulatory Authorities in each country.

Generally, the reduction in call termination rates has a negative impact on wholesale revenues. However, a uniform reduction in MTRs has a mainly neutral effect on wholesale profitability for fixed and mobile operators.

On the retail market, the Commission’s approach is leading fixed and mobile operators to modify their retail offers by developing unlimited offers.

CHANGE IN MOBILE CALL TERMINATIONS

	2011				2012				2013
Cent€/minutes	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Orange France	3,00		2,00		1,50		1,00		0,80
Orange UK / EE	5,55	3,74				2,57	1,88			0,86
Orange Spain	4,95	4,45		4,00		3,42		3,16		2,76	1,09
Orange Poland	4,09		3,70		3,70		2,98		2,01		1,05
Mobistar	4,17				2,62				1,08
Orange Romania	5,03				4,05				3,07
Orange Slovakia	5,79	5,51				3,18
Orange Moldova	4,33		3,68		3,20		2,78		2,38		1,98
Source: Cullen International - December 2012 exchange rates are the average exchange rates of the last closing month for the whole period

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CHANGE IN FIXED CALL TERMINATION RATES (IN EURO CENTS PER MINUTE)

Method for benchmarking fixed call termination rates:

Average rate per minute (in euro cents):

•

at local level, i.e. at the lowest interconnection point (the equivalent of ICAA in France);

•

during “peak” minutes only (as off-peak periods are not homogeneous from one operator to another).

Roaming

•

The European Commission’s Roaming III regulation was published in the Official Journal of the European Union on June 13, 2012, and will be in effect until June 30, 2022. This regulation:

•

extends the sliding cap on roaming rates to the retail data market; effective as of mid-2012;

•

gives MVNOs and resellers in the wholesale market (including companies operating in the same country) regulated access to European roaming services as of mid-2012;

•

will introduce in mid-2014 two structural changes to increase competition in the retail market by separating domestic services and international roaming services;

•

expands for customers using their cell phones outside Europe pricing transparency requirements and bill shock prevention measures for European operators.

ROAMING II AND ROAMING III TARIFF CEILINGS

Tariff ceilings (euro cents excl. tax)		“Roaming II” Regulation				“Roaming III” Regulation
		Aug. 30, 2008	July 1, 2009	July 1, 2010	July 1, 2011	July 1, 2012	July 1, 2013	July 1, 2014	July 1, 2017	July 1, 2022
Voice	Retail outgoing calls	46	43	39	35	29	24	19	not regulated not regulated
	Retail incoming calls	22	19	15	11	8	7	5
	Wholesale tariffs	28	26	22	18	14	10		5	not regulated
SMS	Retail outgoing SMS	11	11	11	11	9	8	6	not regulated
	Retail incoming SMS				0					not regulated
	Wholesale tariffs	4	4	4	4	3		2		not regulated
Data	Retail	not regulated				70	45	20	not regulated
	Wholesale tariffs	not regulated	100	80	50	25	15	5		not regulated

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•

On November 8, 2012, Telecommunications Ministers from Southern African Development Community (SADC) countries—which include countries where France Telecom-Orange operates—approved a joint decision to regulate roaming rates in their countries. This decision involves:

•

introducing measures to make roaming rates and usage more transparent (although the implementation schedule has not been set);

•

requiring operators to provide “Roam like a Local” services by May 2014, whereby roaming calls within the SADC region are charged at the same rate as local calls in the country where the call is being made.

The Digital Strategy for Europe (Digital Agenda)

With the publication of the Digital Agenda, the European Commission gave the signal that it was changing policy direction, focused heretofore on developing effective competition through regulation of the sector, but now focused on promoting industrial ambitions, through the involvement and participation of all parties within the sector. These ambitions aim to establish a digital economy to speed up the economic recovery and to maintain social cohesion at European level.

This Digital Strategy for Europe proposes a broad-scale, five-year action plan covering seven topics:

•

create a single market;

•

improve the general conditions for the interoperability between ICT connected products and services;

•

strengthen Internet security and user confidence;

•

guarantee faster access to the Internet;

•

encourage investment in research and development;

•

encourage digital culture, skills and inclusion;

•

use ICT to meet challenges such as climate change, the increased cost of healthcare and the aging population.

The European Commission is drafting proposals on measures to stabilize copper rates between now and 2020 and introduce more flexible regulations for fiber. These proposals cover the following three areas:

•

tightening non-discrimination rules by requiring equivalence of access (EOI) on new networks, service-level agreements (SLAs) between operators and customers, publication of performance indicators from operators and squeeze tests’ implementation;

•

stabilizing copper rates (in real terms) around the current average access rate in Europe (between eight euros and ten euros);

•

giving operators greater flexibility in setting wholesale very high capacity broadband rates, considering that regulators may decide not to impose wholesale rates converging towards operators’ costs if tougher non-discrimination rules are in place and there is competition between different types of networks (like copper, cable and mobile).

The impact assessment and draft proposals on non-discrimination and accounting methods should be published in mid-2013.

To help implement its Digital Agenda, the European Commission planed to provide up to 9.2 billion euros of funding under its Connecting Europe Facility between 2014 and 2020 to expand broadband networks and set up pan-European digital services like cross-border online administration and e-health services. In February 2013 the European Council reduced the amount of funding to 1 billion euros. The European Parliament, Commission, and Council are in talks to determine the final amount of funding and how the money will be allocated among the different policy areas.

Orange’s ten commitments to the Digital Agenda for Europe

Orange’s strategy is fully aligned with the Digital Agenda objectives. In March 2012 the Group made the following commitments before the European Union:

Enable fast communications

1.

ultrafast mobile broadband: roll out 4G/LTE networks in all Orange European Union markets by 2015;

2.

NGA-Fibre: make fiber-to-the-home (FTTH) available to 15 million households and 80% of businesses by 2020 in France; and participate in the roll-out of very-high speed broadband in our European markets.

Offer enriched services

3.

offer companies in the European Union secure access to a high quality cloud computing service guaranteeing full ownership and easy and secure data recovery (reversible) from ecologically-designed data centers in Europe;

4.

offer the Group’s European customers 3 million contactless and secure mobile payment (NFC technology) terminals in 2012, and 10 million in 2013;

5.

launch Rich Communication Suite (RCS) interpersonal communications services in five European countries in 2013 and make 20 million RCS handsets available by 2015, thereby promoting the development of pan-European seamless services;

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6.

e-health: provide access to digital health software (medical imaging, monitoring of chronic disease, prevention, secure data management) for a third of hospitals in the European Union and 20% of European citizens.

Be a responsible company

7.

privacy: offer Orange customers the right to master, monitor and manage the personal information that they provide on Orange platforms for all Orange-managed services and equip them with a personal data dashboard by 2015;

8.

roll out 3G mobile telephony in the Group’s Africa and Middle East region countries by 2015 and ensure mobile coverage of 80% of the population;

9.

gender equality: reflect the proportion of women employed in the Group (35%) in the number of women on the Company’s management structures;

10.

energy efficiency: decrease Orange’s CO2 emissions by 20% by 2020 (compared to 2006 levels).

European benchmark data

FULL UNBUNDLING (RECURRENT MONTHLY RATE EXCLUDING CONNECTION FEES), IN EUROS

Source: Cullen International January 2013 - The euro/local currency exchange rate used is the average rate during final month of the financial year

4G Frequency Band

The European Commission passed an implementing decision on November 5, 2012 that requires Member States to open frequencies around the 2 GHz band (1,920-1,980 MHz and 2,110-2,170 MHz) to allow for the introduction of 4G (LTE) technology in this band.

Discussions are also underway to eventually create a second digital dividend in the 700 MHz band for very high capacity mobile broadband. In February 2012 the World Radiocommunication Conference decided to allocate the 700 MHz band in ITU Region 1 (Europe and Africa) to mobile broadband.

Protecting Personal Data

A general directive (1995/46/EC) encompasses the processing of personal data in the European Union. It was followed by a directive specific to the telecommunications sector (2002/58/EC). On January 25, 2012 the European Commission unveiled a major plan for updating the existing framework with a proposed Regulation that would replace the 1995 directive and stand alongside the sectoral directive.

The new rules proposed are meant to increase harmonization among countries and reinforce legal safeguards. European citizens will have to give their explicit consent to service providers in all sectors before the latter can use their personal data.

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Internet Neutrality Debate

On May 29, 2012, BEREC published the findings of its investigation into net neutrality across Europe. The BEREC report highlights the restrictive practices of several of the region’s fixed-line and mobile operators. Following this report, the European Commission sent out a questionnaire in July 2012 on issues like traffic management, data protection, transparency, switching operators, and business models. The results of the questionnaire will be used to draft recommendations scheduled to be issued in April 2013.

Universal Service

In November 2011 the European Commission published a statement presenting the key results of the third revision of the scope of Universal Service. It concluded that there is no reason to extend the obligations of Universal Service to mobile services or broadband Internet connection. It is the opinion of the Commission that it is necessary to devise additional guidelines for how Universal Service is implemented, in particular as to the latitude Member States have in defining functional Internet access beyond low-speed connections.

In April 2012 BEREC issued its opinion on the third revision of the scope of Universal Service. BEREC agreed that Universal Service Obligations (USOs) could be extended to providers of broadband Internet connections if at least 50% of the population has broadband Internet access.

The European Commission is expected to issue draft proposals for including broadband Internet connections in the scope of Universal Service Obligations in Q1 2013.

France

French legal and regulatory framework

The electronic communications sector is primarily governed by the French Postal and Electronic Communications Code (CPCE) as well as Bylaws relating to e-commerce, the information society, consumer protection and data protection. The audiovisual communication services produced or distributed by the France Telecom-Orange Group come under the specific regulations governing this sector and are managed by the law of September 30, 1986.

Regulatory Authorities

The Arcep (Autorité de Régulation des Communications Electroniques et des Postes) is the body responsible for regulating the electronic communications sector in France.

The French Competition Authority, established in January 2009 following the restructuring of the French Competition Council, is an independent government authority responsible for ensuring open market competition and compliance with government economic policy. It has jurisdiction over all business segments, including the electronic communications sector. This Authority has its own investigations department and sanction powers for anti-competitive practices.

The ANFr (Agence Nationale des Fréquences - French national agency for frequencies) is responsible for planning, managing and controlling the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is the domain of 11 controlling authorities: government ministries, the Arcep and the French Broadcasting Authority (CSA). The Arcep and the CSA are in turn responsible for allotting to users the frequencies they control.

The CSA is an independent government authority established by the law of January 17, 1989 responsible for ensuring the freedom of audiovisual communication in France, i.e., radio and television, by any electronic communication process, under the terms and conditions defined by the law of September 30, 1986.

Key Events

Consultations on Universal Service in e-Communications

In May 2012 the French government held an initial public consultation on the request for proposals (RFP) process to select the operator(s) for the first component (telephony services) of universal service. The information gathered was used to establish the scope of two different types of services within fixed-line telephony: “connections” and “telephone services”. It was also used to draft a list of additional services (in addition to the universal service) and outline the bidding procedure. The French government launched another public consultation on January 8, 2013 on two planned RFPs to select the operator(s) for fixed-line telephony services under the universal service starting in 2013.

PagesJaunes was designated as the operator to provide a printed directory of subscribers (the second component of universal service) through a government order dated December 6, 2012.

France Telecom was designated, through a government order dated November 18, 2009, as the operator to provide public pay phone services under the universal service (as set forth in Article L. 35-1, Paragraph 3, of the French Postal and Electronic Communications Code) for a two-year period. Ahead of the expiration of this order, the French Ministry of Industry, Energy, and the Digital Economy launched two public consultations (on April 18, 2011 and August 5, 2011) to obtain operators’ opinions on a RFP to select the operator(s) for public pay phone services under the universal service. France Telecom replied to both these consultations. Following a three-stage selection process (bid screening, operator selection, and Ministerial discussions and appointment), France Telecom was designated as the operator to provide public pay phone services under the universal service through a government order dated February 14, 2012.

Transposition of the new EU regulatory framework for electronic communications known as the “telecoms package”

The French government transposed the “Telecoms Package” into French law through an ordinance dated August 24, 2011 and into French regulations through a decree dated March 12, 2012.

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Fifth Amended Finance Law 2012 and Initial Finance Law 2013

The main tax-related elements of France’s Fifth Amended Finance Law 2012 and Initial Finance Law 2013 are as follows:

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a reform of corporate income tax deductions and calculations:

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the 10% share of the gain on the sale of equity interests that is included in a company’s taxable income should now be calculated using the gross capital gain of the year instead of the net capital gain,

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the percent of net financial expenses that a company can claim as a tax deduction has been set at 85% for 2013 and 75% for 2014,

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the maximum amount of tax loss carryforwards that a company can claim for a given year is 1 million euros plus 50% of the reported profit for the year,

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the cumulative amount of the estimated income tax due for a given year that a company must have paid by the end of the fifth tax payment for that year has been increased from 90% to 95%;

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the new Tax Credit for Jobs and Competitiveness (CICE), equal to 4% of a company’s payroll expense for salaries less than 2.5 times the French minimum wage in 2013 (the credit will increase to 6% in 2014);

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the incorporation of the inflation rate from the Initial Finance Law into the calculation of France’s flat tax for energy, telecommunications, and railway companies (IFER).

Infrastructure and networks

Fiber installations in new buildings starting April 1, 2012

A new implementing decree for the Anti-Digital Divide law of December 17, 2009 was adopted on December 14, 2011 amending article R. 111-14 of the Construction and Dwellings Code, which deals with optical fiber in new buildings. The decree provides that in high-density areas and under conditions defined by a ministerial order, the number of fiber cables per dwelling shall be as many as four. Moreover, the decree is broadened to include all buildings for which a building permit is requested from April 1, 2012 onward.

New regulation for a census of underground, aerial and underwater networks.

Following its Grenelle 2 environmental summit, the French government passed a new regulation effective July 1, 2012 for infrastructure deemed key to the country’s economy, including electronic communication infrastructure. This regulation aims to prevent damage to pipelines and underground networks during digging work. Project owners and builders must now apply for building permits (at no extra cost) at a new office opened on April 1, 2012. Companies doing underground work must also include geo-coded maps in their permit applications. The new office is being financed by user fees instituted by article L. 554-5 of the French Environmental Code and French decree 2012-970 dated August 20, 2012 on construction work near transportation and utility networks. The fee schedule was set in a government order dated September 3, 2012; the fee for 2012 was around 30 euro cents (excl. tax) per kilometer. The fee is calculated using annually-adjusted variables.

Private copying fees

The French government published new private copying fees in the country’s Official Journal on December 26, 2012, ahead of the expiration of the previous fee schedule. These fees were set on December 14, 2012 by Decision 15 of the French Private Copying Fee Commission. They went into effect on January 1, 2013.Private copying fees are themselves being appealed before the Competition Authority.

Regulation of mobile telephony

Frequency spectrum management

Allocation of 800 MHz, 900 MHz, 2.1 MHz, and 2.6 GHz frequencies for high capacity mobile broadband

The following table summarizes the principal frequency allocations made in the bands used for mobile services:

800 MHz

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authorizations were given to Bouygues Telecom, Orange France, and SFR in January 2012 for 10 MHz each  in the 790-862 MHz band (digital dividend).

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Free Mobile obtained roaming access rights on the SFR network.

900 MHz

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2G and 3G operators were authorized to refarm the 900 MHz band for 3G in February 2008.

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2 x 5 MHz were sold back to Free Mobile by Orange France and SFR on January 1, 2013 for high-density areas,  and by Bouygues Telecom in July 2011 for the remaining parts of the country.

2.1 GHz	• Free Mobile was awarded the fourth 3G license, with a 2.[1] GHz channel, in January 2010. • SFR and Orange France were each awarded two other channels in May 2010.
2.6 GHz	• authorizations were given to Orange France and Free Mobile in October 2011 for 20 MHz each, and to Bouygues Telecom and SFR for 15 MHz each.

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3G coverage commitments

On February 12, 2010 the three mobile carriers—Bouygues Telecom, Orange France and SFR—signed an agreement to share 3G network infrastructures, anticipating coverage by the end of 2013 of approximately 2,500 sites in the country’s least populated areas. Added to this agreement was an agreement signed on July 23, 2010 with Free Mobile outlining how that operator would fit into the plan in the future.

3G Coverage Obligations and Actual Coverage of the Three Operators

France	Orange	SFR	Bouygues Telecom	Free Mobile
3G coverage obligation (% of population)	91% at end-2010 98% at end-2011	88% at end-2010, 98% at end-2011 99.3% at end-2013	75% at end-2010	90% at end-2017
3G coverage of the population in July 2012 3G coverage of the surface area in July 2012	98.5% 87.3%	98.6% 86.4%	94.8% 71.8%	37.3% 13.0%
Source: Arcep

Very High Capacity Mobile Broadband (4G) Coverage Obligations for the Three Operators

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National and Departmental 4G Coverage Obligations

Operators may use the 2.6 GHz, 800 MHz, or any other band they have been allocated to meet these obligations.

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4G Coverage Obligations for Priority Regions (accounting for 18% of the population and 63% of the land)

	Oct. 2015	Oct. 2019	Oct. 2023	Oct. 2024	Oct. 2027
Share of population covered	25%	60%	75%	98%	99,6%
Coverage for départements	-	-	-	90%	95%(**)
Obligations with:	Bouygues, Free, Orange, SFR (2,6 GHz licenses)			Bouygues, Orange, SFR (800 MHz licenses)

	Jan. 2017	Jan. 2022
Share of population covered in priority area	40%	90%
Obligations with:	Bouygues, Orange, SFR (800 MHz licenses)

Operators may use only the 800 MHz band to meet these obligations.

4G Rollout and 1 800 MHz Refarming

On March 12, 2013, the Arcep published guidelines for the introduction of technological neutrality in the 1 800 MHz band. The targeted plan for the refarming of the 1 800 MHz band meets the need for equality between operators in light of the lifting of the restriction on GSM technology as of May 25, 2016; the plan allocates 20 MHz duplex to each of the incumbent operators and 15 MHz duplex to Free Mobile, throughout metropolitan France. This rebalancing therefore results in the restitution of spectrum by the three incumbent operators and an allocation to the latest entrant.

Bouygues Telecom requested the use of the 1 800 MHz band in LTE in advance, i.e. before May 25, 2016. On March 14, 2013, Arcep authorized Bouygues Telecom to refarm the 1 800 MHz band for other technologies besides GSM, as of October 1, 2013, subject to the restitution of some of its spectrum. The royalties attached to the right to use this spectrum with no restriction to a particular technology will be established by decree. Orange regrets this decision, which comes a few months after Arcep awarded, by public tender, 4G spectrum to the three other operators, for a total amount close to 3.6 billion euros, including 1.19 billion paid by Orange (see section 9.1.1.4 Significant events).

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Regulation of mobile call terminations by Arcep

	Market analysis 1st cycle			Market analysis 2nd cycle			Market analysis 3rd cycle
				Price cap 1	Price cap 2 (decision Dec 2008) (1)		(Decisions March 2011 and July 2012)
MTR euro cents/min	2005	2006	2007	Jan 08 – June 09	July 09 – June 10	July 10 – Dec 2010	Jan 11 – June 11	July 11 – Dec 11	Jan 12 – June 12	July 12(2) - Dec 12	Jan 13 – June 13	July 13 - Dec 13
Orange France	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80
SFR	12.50	9.50	7.50	6.50	4.50	3.00	3.00	2.00	1.50	1.00	0.80	0.80
Bouygues Télécom	14.79	11.24	9.24	8.50	6.00	3.40	3.40	2.00	1.50	1.00	0.80	0.80
Free Mobile, full MVNOs (2)	-	-	-	-	-	-	-	-	2.40	1.6(3)	1.1(3)	0.80
Asymmetry	18%	18%	23%	31%	33%	13%	13%	0%	0%	60%	38%	0%

(1)  For Bouygues Télécom, decision 2010-0211 of February 18, 2010 fixing the rate for H2 2010 at 3.40 euro cents.

(2)  For Free Mobile and the full MVNOs Lycamobile and Oméa Telecom, decision of July 27, 2012 with effect as of August 1, 2012 – maximum price for H1 2012.

(3)  Excluding BNP.

Mobile termination rate

In May 2011, the Arcep adopted a pricing framework for mobile voice call termination services in continental France by Orange France, SFR and Bouygues Telecom for the period July 1, 2011 to December 31, 2013. In this regard, the Arcep set symmetric mobile termination rates for the three operators as of July 1, 2011. On the other hand, in its draft ruling issued on December 13, 2011, the Authority proposes to introduce asymmetric Mobile Call Termination Rates for Free Mobile, Lycamobile and Oméa Télécom, so as to offset the temporary extra costs arising from their status as new entrants. On March 13, 2012, Arcep notified its draft decision on the regulation of the mobile voice call terminations of Free Mobile, and Lycamobile and Oméa Télécom to the European Commission and European regulators. The Authority deemed it appropriate to apply the following rate framework: a maximum of 2.4 euro cents per minute until June 30, 2012; an initial reduction to 1.6 euro cents per minute for a six-month period starting July 1, 2012; followed by a second reduction to 1.1 euro cents per minute for a six-month period starting January 1, 2013, and a third reduction to 0.80 euro cent per minute for a six-month period, reaching symmetry with other operators.

Even if the impact on wholesale revenues is negative, a uniform drop in MTRs is largely neutral on the wholesale business profitability of an operator such as the Orange group which has both fixed-line and mobile operations. The asymmetries granted to the new entrants have been incorporated into the Group’s forecasts.

SMS termination rate

On July 22, 2010, the Arcep took a decision based on the review of the wholesale market for SMS terminations on mobile networks in France. It sets the maximum rates for SMS terminations invoiced between mobile operators that will reach one euro cent per SMS as of July 2012.

Euro cents/SMS	2009	February 2010	October 2010	July 2011	July 2012
Orange France	3.00	2.00	2.00	1.50	1.00
SFR	3.00	2.00	2.00	1.50	1.00
Bouygues	3.50	2.17	2.17	1.50	1.00

The SMS termination rates billed to Free Mobile, Lycamobile, and Oméa Télécom are set forth in commercial agreements.

Although the Arcep issued in late October 2012 a model for SMS termination rates for a new mobile operator entering the market, it does not perform market analyses, but takes position on the level of asymmetry it deems reasonable, which was 0.2 euro cents per SMS in 2012 and no asymmetry in 2013.

Regulation of fixed telephony and broadband Internet

Since July 2008, excluding retail offerings for fixed telephony under Universal Service, all of France Telecom-Orange’s regulatory obligations concerning fixed telephony retail (access and communication) on the consumer and business markets have been lifted. There is no ex ante regulation over France Telecom-Orange retail broadband offers in the residential and business markets. Accordingly, the regulation of fixed-line services in France involves retail offers falling within the scope of the universal service and wholesale offers so as to ensure effective competition in the retail markets (call origination, call termination, wholesale line rental, unbundling, bitstream).

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Universal Service

See the Key Events section above.

Internet Neutrality

In 2012 the Arcep began work on three of the ten net neutrality proposals it issued in September 2010 (Proposals 5, 7, and 8):

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For Proposal 5, “Increased transparency with respect to end users”, the Arcep formed a multilateral working group in early 2012 to establish ISPs’ transparency obligations. The working group is led jointly by the Arcep, the French Ministry of Economy and Finance (competition and anti-fraud divisions), and the French Ministry for Industrial Renewal. Other members include fixed-line and mobile ISPs, ISP trade associations, and consumer watchdog organizations. Texts defining new obligations should be passed in 2013;

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For Proposal 7, “Monitoring the quality of the Internet access service”, the Arcep took significant measures in 2012 to set up a system to monitor fixed-line Internet access service quality. It held technical committee meetings throughout the year to establish a common set of standards applicable to all ISPs. In 2013 this work will be used to issue requirements for all fixed-line ISPs to periodically publish service quality indicators. The first requirements should go into effect before end-2013;

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For Proposal 8, “Monitoring the data interconnection market”, the Arcep issued a decision on March 29, 2012 (Decision 12-0366) to set up a half-yearly data collection system for the technical conditions and rates for data interconnection and routing. The system monitors data exchange between operators and with the providers of online public communication services.

Regulation of fixed-line services wholesale offers

Cut in fixed-line termination rates (FTRs)

In July 2011 the Arcep published its latest analysis of the fixed-line telephone markets (third round analysis) for the period 2011-2014, according to which France Telecom-Orange will have to apply call termination rates that reflect the long-term incremental costs of a generic efficient operator of a new generation network (NGN). As part of this new analysis, the asymmetry of Call Termination Rates enjoyed by France Telecom-Orange’s competitors has been eliminated.

Caps in euro cents per minute	France Telecom-Orange FTR	Alternative operators’ FTR	Asymmetry level
Year 2007	0.5486	1.088	98%
Q1 - Q2 - Q3 2008 change	0.4935 (10.0)%	1.088 0.0%	120%
Oct. 1, 2008 change	0.45 (8.8)%	0.9 (17.3)%	100%
Oct. 1, 2009 change	0.425 (5.6)%	0.7 (22.2)%	65%
Oct. 1, 2010 change	0.4 (5.9)%	0.5 (28.6)%	25%
Oct. 1, 2011 change	0.3 (25)%	0.3 (40)%	0%
July 1, 2012 change	0.15 (50)%	0.15 (50)%	0%
Jan. 1, 2013 change	0.08 (46.6)%	0.08 (46.6)%	0%

Rate changes for wholesale offerings subject to cost orientation (unbundling, analog and digital wholesale line rental, and call origination)

In 2013, France Telecom-Orange published new rates that include higher rates for unbundling and wholesale line rental, and lower rates for bitstream access. It should be noted that France Telecom-Orange is still ranked below the European average for wholesale rates related to fixed-line service offers.

France Telecom-Orange’s obligations regarding cost accounting and accounting separation in the fixed-line business

The Arcep’s decision No. 06-1007 of December 7, 2006 sets forth France Telecom-Orange’s obligations as to cost accounting and accounting separation in the wholesale and retail businesses. When the retail activities use network resources that correspond to wholesale services subject to a separate accounting obligation, these resources are valued in the separate accounts at wholesale rates and not at cost. These obligations were first implemented in 2007 in respect of FY2006. The fiscal year was deemed compliant by the Arcep and has been extended to every year since.

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Regulation of broadband Internet (FTTH) and increased speed on copper (FTTC)

Regulatory framework governing very high capacity broadband offers

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no ex ante regulation on retail prices;

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same obligations regarding access to the terminal portion of FTTH networks, applying to all operators equipping buildings with optical fiber;

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non-discriminatory access to France Telecom-Orange underground civil works systems, at a rate that reflects the costs. Decision No. 2010-1211 of November 9, 2010 specifying the rule for allocation of costs between copper and fiber and the method of determining rates.

National very high capacity broadband program

This program aims for, outside high-density areas, a system for labeling and public co-financing of private operator projects for the densest segments within these areas, completed by public initiative projects beyond these sectors.

The national program is organized into three parts:

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the first part provisioned at 1 billion euros (window A) consists of support for development of FTTH networks from investors (public and private) via the granting of long-term loans or capital contributions;

•

the second part provisioned at 750 million euros (window B) consists of additional government grants for public initiative FTTH network projects outside of areas for which investors have communicated their intention to roll out under part A;

•

the third part provisioned at 250 million euros (window C) consists of supporting additional projects to cover the least dense areas (modernization of existing networks, rollout of terrestrial or satellite wireless networks).

The French government has indicated that it wants to modify the national program.

Higher speed on copper

The objective of higher speed on copper is to offer greater ease of use and access to a larger range of services to subscribers already eligible for ADSL but whose line is located far from the switch. The decision based on market analysis 4 requires France Telecom-Orange to respond affirmatively to any request to reconfigure its local loop in that it allows France Telecom-Orange to offer wholesale packages to operators on economic terms that bring the new subscriber access node closer to the “unbundle-able” customer despite his small size.

Poland

Polish legal and regulatory framework

Legal framework

The TP Group’s businesses are governed by the law of July 16, 2004 on telecommunications, which transposes the 2002 European “Telecom Package” concerning electronic communications into Polish law, and by the law of February 16, 2007 concerning competition and consumer protection.

The law of July 18, 2002 that governs provision of electronic services transposes European Directive 2000/31/EC concerning electronic commerce and it defines electronic service supplier obligations. The applicable framework concerning personal data protection is defined by the law of August 29, 1997 concerning personal data protection, as amended in 2002. The 2004 Telecommunications Act also defines certain rules applicable to data protection and storage.

The law on the development of broadband networks that went into effect in 2010 establishes a framework for intervention by local authorities in investment in telecommunications infrastructures and civil works.

The EU directives enacted in 2009 were transposed into Polish law in November 2012.

For information concerning risks linked to regulation, see section 4.2 Legal Risks.

Regulatory Authorities

The Ministry of Administration and Digitization, created in November 2011, is responsible for telecommunications.

The Office of Electronic Communications (UKE) is specifically responsible for telecommunications regulation and frequency management, as well as certain functions related to broadcasting services.

The Office of Competition and Consumer Protection (UOKiK) is responsible for the application of competition law, merger control and consumer protection.

Memorandum of understanding between TP Group and the UKE

The Memorandum of Understanding (MoU) between TP Group and the UKE includes clauses requiring TP to adopt non-discriminatory practices, make major investments in broadband access (1.2 million lines), and introduce performance indicators. The MoU also stipulates that reference offers will be adjusted to match offers on the market. Implementation of the MoU is monitored by an independent auditor and monthly progress reports that TP is required to submit to the UKE. The quarterly audits performed to date have confirmed proper implementation of the MoU.

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In January 2012 TP and the UKE agreed to extend the investment agreement to end-March 2013 and added a clause specifying that 220,000 lines should have broadband access of at least 30 Mbps.

The UKE issued two decisions in November 2012 that cancel its 2009 option to require TP to separate its businesses’ operations.

Regulation of mobile telephony

Key Events

January 2012	Mobile call termination market: At the European Commission’s request, the UKE abandons its proposal to set indicative call termination rates and to not ensure symmetry among the country’s operators.
July 2012	1,800 MHz frequency band: TP’s license expiring in August 2012 is renewed for a further 15 years.
August 2012

Mobile call termination market: The UKE launches a consultation on a proposed new market analysis into the wholesale mobile call termination market, with symmetry among all the country’s operators and rates closer in line with pure long-run incremental costs starting in July 2013.

October 2012	1,800 MHz frequency band: Bids are received for the granting of five national 2x5 MHz licenses. These licenses will be valid until December 31, 2027 and are technology neutral.
December 2012	Mobile call termination market: The UKE issues its final decision regarding this market.

Mobile call termination rates – third round market analysis

Following a consultation, the UKE issued seven decisions on December 14, 2012 stating that PTK Centertel, PTC, Polkomtel, P4, CenterNet, Mobyland, and Aero2 are in a dominant position in their mobile call termination market. The UKE also set symmetric call termination rates for all operators starting on January 1, 2013 and termination rates based on pure long-run incremental costs starting on July 1, 2013.

Date	January 1 to June 30, 2013	July 1, 2013 (pure LRIC)
zlotys/min	0.0826	0.0429
euro cents/min	1.94	1.01

Spectrum

In 2011, the UKE passed decisions that introduce technological neutrality in the 900 MHz, 1,800 MHz, and 2,100 MHz frequency bands. TP’s 1,800 MHz license expiring in August 2012 was renewed in July 2012 for a further 15 years.

Five new 5 MHz duplex blocs were also granted in the 1,800 MHz band in early 2013 for a 15 years period, to P4 and PTC Poland SA.

Licenses for the 800 MHz and 2.6 MHz frequency bands might be granted in late 2013 or early 2014, but the allocation process has not yet been established.

Regulation of fixed telephony and broadband Internet

Key Events

January 2012	Universal service: The UKE sets the universal service net cost for 2010 at 55.1 million zlotys, versus TP’s estimate of 269 million zlotys.
August 2012	Market for retail telephone network access: The UKE issues its final decision on its second round market analysis.
September 2012	Wholesale broadband access market (market 5/2007): The UKE abandons its third round market analysis for the wholesale broadband access market, in light of the objections from the European Commission.
November 2012	Reference offer for conduits: The UKE gives details on investment program.
December 2012

Wholesale broadband access market (market 5/2007): The European Commission issues serious doubts about whether the UKE’s proposal to exempt eleven municipalities from regulatory requirements is compatible with EU law.

Reference offer for wholesale offers

The UKE began consultations in February 2012 on proposals to change unbundling rates (market 4) and bitstream rates (market 5). Under the proposals, the local loop definition would be extended to include backhaul services and the unbundling rate would increase from 22 zlotys/month to 27.36 zlotys/month (4.46 euros/month). The UKE launched a new consultation on these proposals in December 2012.

In November 2012 the UKE issued a decision on the implementation of the reference offer for conduits, allowing for long-term (15-20 year) rights on broadband investments financed with public money.

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Wholesale broadband access market (market 5/2007)

In April 2011 the UKE issued its decision on the wholesale broadband access market (second round analysis), designating TP as a dominant operator in the domestic market with the exception of eleven municipalities (including Warsaw).

In February 2012 the UKE announced a new draft decision for the wholesale broadband access market that would exclude four instead of eleven municipalities from ex ante regulation (Warsaw, Wrocław, Lublin, and Torùn) and exclude measures to push FTTH access rates closer to costs.

In November 2012 the UKE notified the European Commission a complementary draft decision that would exempt these municipalities from the regulatory obligations. The European Commission replied in December 2012 with serious doubts about whether the UKE’s proposal is compatible with EU law, and requested that the UKE use current market data. The UKE abandoned its draft decision in September 2012 in light of the European Commission’s objections, and should issue a new proposal in late 2013.

Universal Service

According to the UKE decision of May 8, 2006, TP Group was responsible for universal service obligations until May 9, 2011. Since then the UKE has not initiated the procedure for appointing a new universal service provider, deciding to wait until the amendment to the Telecommunications Act is passed. Under the amended Telecommunications Act, the scope of the universal service obligations will be the same (broadband will not be included), universal service will be provided in accordance with the principle of technological neutrality, and the appointment of the universal service provider(s) will be preceded by market analysis of the availability of services.

In January 2012 the UKE issued its decision on the universal service net cost deficit for 2010, and granted compensation in the amount of 55.1 million zlotys—versus TP’s estimated cost of 269 million zlotys. TP has appealed the UKE decision in order to have it reviewed. TP also filed a request for compensation for the five months of universal service it provided in 2011.

Spain

Spanish legislative and regulatory system

The 2002 European “Telecom Package” was transposed into Spanish law by the general Telecommunications Act (law 32/2003 of November 3, 2003), as well as by royal decree 2296/2004 of December 10, 2004 on electronic communications markets, network access and numbering, and royal decree 424/2005 of April 15, 2005 on the supply of electronic communications services, universal service obligations and user rights. As part of the transposition of the 2009 “Telecom Package”, royal decree 424/2005 was amended by royal decree 726/2011 relating to the supply of the universal service in May 2011. The other elements of the 2009 Telecom Package were transposed by royal decree 13/2012 of March 31, 2012.

The telecommunications sector is also covered by the law 15/2007 of July 3, 2007 on the implementation of competition rules.

Law 34/2002 of July 11, 2002 relating to the information society and electronic commerce specifies the obligations and limits of responsibility applicable to service providers in the information society. The regulatory framework applicable to data protection in Spain is based around law 15/1999 relating to personal data protection and order 999/1999 relating to security measures. In the field of intellectual property rights protection, law 23/2006 of July 7, 2006 amends law 1/1996 of April 12, 1996 and transposes European directive 2001/29 relating to the harmonization of certain aspects of copyright and related rights in the information society.

Authorities

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the Ministry for Telecommunications and the information society (Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información, SETSI) that is part of the Ministry of Industry, Tourism and Commerce, is responsible for activities relating to telecommunications and the information society;

•

the Telecommunications Market Commission (Comisión del Mercado de las Telecomunicaciones, CMT) is the regulatory authority responsible for the telecommunications and audiovisual sectors (excluding content);

•

the National Competition Commission (Comisión Nacional de la Competencia, CNC) is responsible for the implementation of competition law in coordination with industry authorities.

In 2012 the Spanish government announced plans to merge the regulators of different industries (like telecom, energy, and railroad) as well as the antitrust regulators. The telecom industry would be overseen by both the new multi-industry regulator and SETSI as follows:

•

SETSI would handle authorizations, frequency band attributions, telephone numbering, universal service cost approvals, service quality, and disputes between consumers and non-dominant operators;

•

the new regulator would handle the market analysis process and disputes involving a dominant operator.

The reform should be passed in 2013.

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Key Events

May 2012	Mobile call termination rates: The CMT issues a decision on new rate caps and introduce symmetry among all of the country’s operators starting in July 2013.
May 2012	Number portability: The CMT approves a decision mandating a one-day timeframe for number portability starting in July 2012.
July 2012	Local loop unbundling: The CMT issues a proposal to increase the full unbundling rate to 8.80 euros.
July 2012	Bitstream offer: The CMT approves a provisional wholesale offer for broadband access (NEBA) that includes a fiber offer.

Regulation of mobile telephony

Spectrum

In May 2011, the Spanish authorities allocated a block of 5 MHz duplex in the 900 MHz band to Orange Spain, which made an initial lump sum payment of 126 million euros and committed invest 433 million euros in the Spanish telecom infrastructure (integrated into the 2011-15 investment plan). The license, granted under the principle of technological neutrality, is valid until December 2030.

In July 2011, the Spanish authorities auctioned the 800 MHz, 900 MHz and 2.6 GHz frequency bands. Orange Spain purchased 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band. 11 operators bought 270 MHz duplex (51 blocks of the spectrum) out of the 310 MHz duplex available, for 1.65 billion euros.

The situation is as follows for the three main operators:

•

Orange Spain purchased 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band for 437 million euros;

•

Telefónica bought 10 MHz duplex in the 800 MHz band, 5 MHz duplex in the 900 MHz band and 20 MHz duplex in the 2.6 GHz band for 668.31 million euros (for comparison: 499.31 million euros without the frequencies in the 900 MHz band);

•

Vodafone purchased 10 MHz duplex in the 800 MHz band and 20 MHz duplex in the 2.6 GHz band for 517.59 million euros.

In 2011 Orange Spain acquired 10 MHz in the 2.6 GHz frequency band in TDD mode for 5.2 million euros. Telefónica won the 4.8 MHz block for 169 million euros and Vodafone acquired the remaining national 20 MHz duplex for 10.4 million euros.

Mobile call termination rates

Following a consultation in December 2011 for the wholesale mobile call termination market (market 7), the CMT issued a decision on May 10, 2012 involving a new gradual decrease of mobile call termination caps, reaching rate symmetry in July 2013. The proposed caps are as follows:

in euro cents/minute	04/16/12 – 10/15/12	10/16/12 – 02/29/13	03/01/13 – 06/30/13	From July 2013
Movistar, Vodafone, and Orange	3.42	3.16	2.76	1.09
Yoigo	4.07	3.36	2.86	1.09

Number portability

In May 2012 the CMT approved a decision mandating a one-day timeframe for number portability starting in July 2012.

Regulation of fixed telephony and broadband Internet

Wholesale broadband market (markets 4 and 5/2007)

The CMT issued a decision on the wholesale broadband market in January 2009 that covers offers under 30 Mbps. The CMT has announced it will review this market in 2013.

The following measures have been taken regarding rates for wholesale services:

•

in May 2012, the CMT reduced bitstream rates by around 14% on average (12.50 euros for GigADSL and regional ADSL IP; 16.67 euros for national ADSL IP at 10 Mbps);

•

in July 2012 the CMT approved the rates for new bitstream offers (NEBA), including a fiber bitstream offer. NEBA is intended to replace existing GigADSL and ADSL IP offers. These rates include an increased risk premium for wholesale very high capacity broadband offers.

The CMT launched a consultation in January 2013 on a proposal to increase the full unbundling rate from 8.32 euros/month to 8.60 euros/month, and to lower the partial unbundling rate from 2.06 euros/month to 1.51 euros/month.

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That month the CMT also launched a consultation on bitstream rates that proposes the following new access rates:

Bitstream offer	Current monthly rate	Proposed rate
NEBA FTTH	23.22 €	20 €
NEBA DSL	6.50 €	6.50 €
Naked DSL	9.11 €	8.60 €

The proposal does not include any changes to GigADSL or ADSL IP rates.

Retail telephone network access market (market 1/2007)

The CMT issued its final decision on retail telephone network access in the residential market (third round market analysis cycle), in which Telefónica has significant market power. The CMT removed its price controls on telephone services in market 1, but the market still falls under the scope of universal service obligations. The CMT should carry out an additional analysis of the business market and establish specific regulatory requirements.

Universal Service

The law on a sustainable economy approved in February 2011 stipulates that functional access to the Internet includes a 1 MB broadband connection. The new method for calculating the universal service cost was approved in December 2012 and includes broadband connections. Telefónica was again designated as the universal service provider beginning in January 2012.

The universal service net cost and Orange’s contribution are given in the following table.

in millions of euros	2006	2007	2008	2009	2010
Universal service net cost	75.34	71.09	74.85	46.78	43.57
Orange’s contribution	8.03	7.46	7.61	4.7

Changes to the procedure for reviewing Telefónica’s retail offers

In March 2013 the CMT notified the European Commission of its plans to modify the rules applicable to the method for the ex ante review of Telefónica’s retail offers for consumer customers purchasing telephone network and broadband (less than 30 Mbps) services. These changes introduce twice-yearly price squeeze tests per product lines.

Enterprise Segment

France is the country in which regulations have the most impact on Orange Business Services’ business. The French regulator (Arcep), which places special emphasis on the reproducibility of retail offers to businesses, checks that wholesale offers proposed by France Telecom-Orange are appropriate from both a technological and financial perspective to ensure effective competition in the French retail markets. Therefore, regulated access prices in France are on average among the lowest in Europe, which is also due to the country’s lead in terms of technological migration.

KEY REGULATION EVENTS IN FRANCE IN 2012

September 2012

Arcep issues an updated regulatory model for access and traffic collection costs. This model incorporates both technological and financial variables, used to determine the predatory price threshold for wholesale copper access services in the Enterprise market.

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Orange Countries outside Europe

Because the Group’s retail market operations outside Europe primarily involve providing mobile services, the main regulatory issue it faces in these countries is mobile call termination rates. The following table gives the national mobile call termination rate for each country.

MOBILE CALL TERMINATION RATES IN THE AMEA REGION

Mobile call termination rate euro cents/min	2012	Mobile call termination rate euro cents/min	2012
Kenya	2.05	Senegal	3.57
Jordan - Zain	2.15	Madagascar	4.59
Jordan - Orange	2.17	Cameroon	5.34
Jordan - Umniah	2.58	Niger	5.34
Tunisia - Orange Tunisie	5.08	Burkina Faso	3.81
Tunisia - Tunisiana	4.02	Iraq - Asiacell	3.85
Tunisia - Tunisie Telecom	4.02	Iraq - Zain	4.62
Morocco - IAM	6.54	Guinea - Areeba, Cellcom, Sotelgui	2.18
Morocco - Meditel	7.72	Guinea - Intercel	1.64
Morocco - Inwi	9.49	Kenya	1.33
Egypt - Mobinil	1.09	Uganda	3.75
Egypt - Vodafone	1.28	Botswana	3.98
Egypt - Etisalat	1.41	Democratic Republic of the Congo	4.62
Mali	3.35	Central African Republic	5.34
Ivory Coast	4.88
Source: national regulators

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6.7   SUPPLIERS

France Telecom-Orange uses a structured seven-step process for selecting its suppliers. The process includes a thorough evaluation when a new supplier is selected or added to the Group’s preferred supplier list, and all along the term of the corresponding purchase agreement. The evaluation looks at quality-cost-delivery criteria as well as:

•

compliance with all applicable laws and regulations;

•

compliance with confidentiality, loyalty, and subcontracting clauses;

•

adherence to clearly stated commitments and principles;

•

compliance with environmental, social, and societal criteria related to its particular product or service.

The Group assesses the overall performance of its suppliers using its proprietary QREDIC® system, which is gradually being rolled out to cover all local purchase agreements entered into by the Group’s main European entities. QREDIC® was implemented in six new countries in 2012, bringing the total number of countries using the system to 18 at year-end—and the total number of local suppliers evaluated by QREDIC® to over 500, spanning all major purchasing categories.

Over the past several years the Group has been pursuing a responsible sourcing policy designed to create value while upholding the core principles of corporate social responsibility (CSR). The goal is to work closely with suppliers to reduce both social and environmental risks. The sourcing policy targets four objectives:

•

select suppliers that meet the Group’s ethical, social, and environmental standards;

•

promote products and services that meet environmental requirements and that are produced in compliance with labor laws;

•

ensure that all organizations in the supply chain adopt ethical practices;

•

incorporate CSR criteria into the Group purchasing department’s processes and governance system.

All of the Group’s corporate purchase agreements and a growing percentage of its local purchase agreements contain a clause titled “Ethical Practices and Corporate Social Responsibility” that sets forth France Telecom-Orange’s standards in these areas. The Group also evaluates its suppliers’ CSR performance through either a questionnaire developed by France Telecom-Orange or through an evaluation by sustainable sourcing specialist EcoVadis. Since 2011, 285 strategic suppliers of the Group’s corporate and French operations have been evaluated, or 47% of the 516 suppliers presenting critical or material CSR risks.

The Group has set up a monitoring and alert system for purchasing and procurement risks related to suppliers deemed strategic to the organization. This system will notify managers of potential incidents that could have major consequences on the Group’s operations.

These strategic suppliers are regularly evaluated by several entities within the Group:

•

the Supplier Performance Development Department, which looks at CSR and quality, delivery, and innovation criteria;

•

a special work group for financial issues;

•

the Orange Purchasing Department in China, which looks at production and procurement issues.

Building on audits carried out in Asia by an independent firm, in 2009 France Telecom-Orange set up a joint audit agreement with Deutsche Telekom and Telecom Italia. By the end of 2012 the agreement had been expanded to include six more telecom operators: Belgacom, KPN, Swisscom, Vodafone, Telenor, and TeliaSonera. Under the agreement, audits are performed using a standard method to assess suppliers’ compliance with social accountability standard SA8000®—and to identify the necessary corrective actions. In 2012, 35 CSR audits were carried out at 81 supplier production sites in Asia, and four CSR audits were carried out in Europe.

In addition to the audits performed under the joint audit agreement, France Telecom-Orange also carried out:

•

two audits (including consulting services) of waste management systems in Romania and Senegal;

•

audits of two suppliers (one in Romania and one in Belgium) as part of a used cell phone collection scheme;

•

environmental audits of three suppliers in France.

This approach is also being applied at BuyIn, the joint venture created with Deutsche Telekom in 2011 to pool purchasing for certain products and services like handsets, mobile communication networks, and a large part of the services platforms and fixed-line network equipment. The two companies took several concrete steps in 2012 to:

•

set up a structured CSR governance system at BuyIn with an Operations Committee and a Steering Board that meet every six months to ensure that responsible sourcing policies are being implemented;

•

define a Suppliers’ Code of Conduct that sets forth the two companies’ CSR standards, and make preparations to distribute the Code, along with a compliance questionnaire, to suppliers;

•

write the CSR clauses that will be included in all of BuyIn’s purchase agreements.

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6.8   INSURANCE

France Telecom-Orange has an insurance plan intended to cover its main risks. This plan is subscribed to with major players in the insurance and reinsurance market and is made up of several policies. The plan is regularly renegotiated with specialized and qualified intermediaries (brokers) within the scope of invitation for bids.

The insurance policies reflect the nature of risks to which France Telecom-Orange is exposed and are adjusted in accordance with current offers on the insurance market for international groups of similar size and activity. The solvency of the players who cover risks are also regularly monitored. This monitoring of their credit ratings is supplemented by contractual provisions specifying the level of rating required to maintain a partnership between the insurers/insured.

The insurance plan dedicated to the protection of France Telecom-Orange and the financing of its risks is part of a policy which relies on an analysis aimed at optimizing the conditions for the transfer of these risks to the insurance and reinsurance market. It combines the streamlining of coverage management with the corresponding budget control.

The insurance policies that make up the current plan are assigned to the protection of the following risks:

•

risks of damage to property and the consequential financial losses (business interruption);

•

risks incurred in particular during its management and administration and when performing activities to achieve its company objectives, vis-à-vis third parties and customer (civil liability risks);

•

risks associated with the Company’s vehicle fleets.

Lastly, the Group’s Insurance Department takes part in studying and negotiating solutions such as the assistance program for employees on business trips or who are expatriated, and policies that enrich products and services offered to customers.

Moreover, as part of the Conquests 2015 project, the Group’s Insurance Department is reviewing insurance coverage for the protection of risks associated with investments made in certain countries.

France Telecom S.A.’s costs for insurance coverage for 2012 were approximately 8.7 million euros, including 8 million euros in premiums (compared with around 9 million euros in 2011 and 10.7 million euros in 2010). For the 2012 fiscal year, this amount was divided as follows, by major risk category:

•

coverage for risks of damage and operating losses: around 3.2 million euros;

•

coverage for risks of liability: around 2.6 million euros;

•

coverage for car risks: around 2.9 million euros.

A proactive insurance policy has led to the gradual integration of the French and international subsidiaries within various corporate insurance policies which cover almost all of the Group’s revenues. The cost for these integrated subsidiaries thus represents some 8.6 million euros for 2012 (8.5 million euros for 2011, 9.8 million euros for 2010) on top of the cost carried by FT S.A.

For several years, the risk of damage to the telephone poles and open-wire lines of the fixed-line network due to natural disasters has remained self-insured as no insurance or reinsurance market player covers this risk. The self-insured share is linked to the risk of damage occurring. Since this lack of coverage was observed, the amount of damage that has affected the aerial fixed-line network has not exceeded 11.1 million euros on average over the past nine years. In 2012, the insurance and reinsurance market still did not offer traditional coverage for these types of assets or risks. An analysis of alternative financing instruments did not see the relevance of exploring potential financing solutions such as Cat Bonds, solutions which are used by insurance professionals, due to the financial cost and damage statistics.

The Group’s process for managing its insurance policies is backed by a risk management system that includes regular visits to the Group’s main sites in France and abroad. These actions significantly enhance insurers’ knowledge of the Group’s risks and contribute to insurance cover negotiations.

Other actions are also taken to provide insurers and brokers with other types of information in order to round out their assessment of the risks regarding changes in the Group’s business lines and its environment and to continuously ensure that the insurance coverage is in line with the Company’s needs.

The Group Insurance Department’s management process, which involves various outside parties like consultants and brokers, encompasses the evaluation of internal controls—including the control environment, governance and ethics. Some of these areas have been assessed by the Group’s internal and external auditors to ensure that they comply with internal control procedures.

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7  organizational chart

The chart below shows the main operating subsidiaries and investments of France Telecom S.A. as of December 31, 2012. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ (3):

France Telecom

France

- Orange France[1] 100%
- Orange Caraïbe[1] 100%
- Orange Reunion[1] 100%
- Orange Assistance 100%

Spain

- FT España[1] 100%
- Orange Catalunya 100%

Poland

- TP SA 50.7%
- PTK Centertel[1] Subsidiary of TP SA 50.7% 100%
- Wirtualna Polska Subsidiary of TP SA 50.7% 100%

United Kingdom

- Everything Everywhere[1] 50%

Rest of the world

- Mobistar 52.9%
- Orange Dominicana[1] 100%
- Sonatel Mobiles[1][2] Subsidiary of Sonatel 42.3% 100%
- Jordan Telecom[1] 51%
- Orange Guinée[1] 37.8% 89.4%
- Orange Communications Luxembourg[1] Subsidiary of Mobistar 52.9% 100%
- Orange Romania[1] 96.8%
- Orange Côte d'Ivoire[1] 85%
- Orange Mali[1][2] Subsidiary of Sonatel 29.7% 70%
- Sonatel[1][2] 42.3%
- Orange Niger[1] 82.7%
- Orange Armenia[1][2] 100%
- Orange Slovensko[1] 100%
- Orange Cameroon[1] 94.4%
- Mobilecom 51% 100%
- Orange Uganda[1] 65.9%
- Orange Bissau[1][2] 38.1% 90%
- Congo Chine Telecom[1] 100%
- Orange Moldova[1] 94.3% 94.5%
- CI Telecom[2] 45.9% 51%
- Telkom Kenya[1][2] 70%
- Orange Botswana[1] 73.7%
- Orange Madagascar[1] 71.8% 97.6%
- Orange Centre Afrique[1] 100%
- ECMS 93.9%
- Orange Tunisie[1] 49%
- Medi Telecom 40%
- Korek Telecom 20.2%

Enterprise

- Equant[1] 100%
- GlobeCast and subsidiaries 100%
- Network Related Services and subsidiaries[1] 100%
- Etrali and subsidiaries[1] 100%

International Carriers and Shared Services

- FT Marine 100%
- Orange Brand Services 100%
- Studio 37[1] 100%
- Viaccess 100%
- FT IMMO H 100%
- Orange Cinéma Séries-OCS 66.66%

(1)

Company operating under the Orange brand.

(2)

France Telecom-Orange controls the Strategy Committee, which makes recommendations to the Board of Directors.

(3)

For further information on subsidiaries, see note 17 List of main consolidated companies to the consolidated financial statements (section 20.1.1).

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The list below details all of France Telecom S.A’s consolidated entities and associates at December 31, 2012.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Consolidated companies
France Segment	% interest	Country
CAPS Très Haut Débit	100.00	France
Cityvox	100.00	France
Corsica Haut Débit	100.00	France
FCT Valmy (SCP)	100.00	France
Générale de Téléphone	100.00	France
Gironde Haut Débit	100.00	France
Languedoc Roussillon Haut Débit	100.00	France
Laval Haut Débit	100.00	France
Morbihan Haut Débit	100.00	France
Nordnet	100.00	France
Orange Assistance	100.00	France
Orange Caraïbe	100.00	France
Orange Distribution	100.00	France
Orange France	100.00	France
Orange Mayotte	100.00	France
Orange Promotions	100.00	France
Orange Réseau Franchise	100.00	France
Orange Réunion	100.00	France
Somme Haut Débit	100.00	France
SPM Telecom (Saint Pierre et Miquelon)	70.00	France
W-HA	100.00	France
Photo Service Luxembourg	100.00	Luxembourg
Spain Segment	% interest	Country
France Telecom España	100.00	Spain
Inversiones en Telecomunicaciones	66.67	Spain
Orange Catalunya Xaxet de Telecomunicacións	100.00	Spain
Orange Espana Servicios de Telemarketing	100.00	Spain
Telecom España Distribucion	100.00	Spain
Atlas Services Nederland	100.00	Netherlands
Poland Segment	% interest	Country
TP S.A. Eurofinance France	50.67	France
Contact Center	50.67	Poland
Exploris	50.67	Poland
Fundacja Orange	50.67	Poland
Integrated Solutions	50.67	Poland
OPCO	50.67	Poland
Orange Customer Service	50.67	Poland
Orange Polska	50.67	Poland
ORE (Otwarty rynek Elektroniczny)	50.67	Poland
PTK Centertel (1)	50.67	Poland
PTE TP S.A.	50.67	Poland
Ramsat	50.67	Poland
Telefon 2000	50.67	Poland
Telefony Podlaskie	45.24	Poland
TP Invest	50.67	Poland
TP S.A.	50.67	Poland
TP S.A. Eurofinance	50.67	Poland
TP S.A. Finance	50.67	Poland
TP Teltech	50.67	Poland
Wirtualna Polska	50.67	Poland
(1) France Telecom S.A. owns and controls 50.67% of the share capital of TP S.A., which in turn owns and controls 100% of the share capital of PTK Centertel.

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Rest of the World Segment	% interest	Country
Sofrecom Algérie	100.00	Algeria
Sofrecom Argentina	100.00	Argentina
Orange Armenia	100.00	Armenia
Lightspeed Communications (2)	26.01	Bahrain
Mobistar	52.91	Belgium
Mobistar Entreprise Services	52.91	Belgium
Pan Communication Investments	100.00	Belgium
Orange Botswana	73.68	Botswana
Fimocam	100.00	Cameroon
Orange Cameroon	94.40	Cameroon
Orange Cameroon Multimedia Services	94.40	Cameroon
Côte d’Ivoire Multimédia	45.90	Ivory Coast
Côte d’Ivoire Telecom (3)	45.90	Ivory Coast
Orange Côte d’Ivoire	85.00	Ivory Coast
ECMS (4)	93.92	Egypt
Link Egypt	93.92	Egypt
LinkdotNET	93.92	Egypt
Mobinil	100.00	Egypt
Mobinil for Importing S A E	93.97	Egypt
Mobinil Services Company	92.17	Egypt
FCR (France Câbles Radios)	100.00	France
FCR Côte d’Ivoire	90.00	France
Sofrecom	100.00	France
StarAfrica	100.00	France
Orange Guinée	37.83	Guinea
Orange Bissau	38.10	Guinea Bissau
E-dimension	51.00	Jordan
JIT CO	100.00	Jordan
Jordan Telecom Company	51.00	Jordan
Mobilecom	51.00	Jordan
Wanadoo Jordan	51.00	Jordan
Telkom Kenya (5)	70.00	Kenya
Orange Communications Luxembourg	52.91	Luxembourg
Orange Madagascar	71.79	Madagascar
Orange Money Madagascar	100.00	Madagascar
Orange Mali	29.65	Mali
Sofrecom Maroc	100.00	Morocco
Sofrecom Services Maroc	100.00	Morocco
Rimcom	100.00	Mauritius
Orange Moldova	94.31	Moldova
Orange Niger	82.66	Niger
Orange Uganda	65.93	Uganda
Sofrecom Polska	100.00	Poland
Orange Centre Afrique	100.00	Central African Republic
Congo Chine Telecom	100.00	Democratic Republic of the Congo
Orange Dominicana	100.00	Dominican Republic
Orange Romania	96.82	Romania
Universal 2002	100.00	Romania
Groupement Orange Services	65.85	Senegal
Sonatel (6)	42.33	Senegal
Sonatel Business Solutions (6)	42.33	Senegal
Sonatel Mobiles (6)	42.33	Senegal
Sonatel Multimedia (6)	42.33	Senegal
Orange CorpSec	100.00	Slovakia
Orange Slovensko	100.00	Slovakia
Sofrecom Thailand	100.00	Thailand
Sofrecom Tunisie	100.00	Tunisia
FCR Vietnam PTE	74.00	Vietnam

(2)  France Telecom S.A. owns and controls 51% of the share capital of Jordan Telecom, which owns and controls 51% of the share capital of Lightspeed Communications; hence, France Telecom S.A. owns a 26% interest in Lightspeed Communications.

(3)  France Telecom S.A. owns and controls 90% of the share capital of FCR Côte d’Ivoire, which in turn owns and controls 51% of the share capital of Côte d’Ivoire Telecom.

(4)  France Telecom S.A. owns and controls 100% of the share capital of Atlas Services Belgique, which owns 100% and controls 71.25% of the share capital of MT Telecom, which in turn owns and controls 93.92% of the share capital of ECMS.

(5)  France Telecom S.A. owns and controls 100% of the share capital of Orange East Africa, which owns and controls 70% of the share capital of Telkom Kenya Ltd.

(6)  France Telecom controls and consolidates Sonatel and its subsidiaries under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. France Telecom S.A. owns and controls 100% of the share capital of FCR which owns and controls 42.33% of the share capital of Sonatel.

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Enterprise Segment	% interest	Country
GlobeCast Africa	100.00	South Africa
GlobeCast South Africa	51.00	South Africa
Etrali (Germany)	100.00	Germany
Silicomp Belgium	100.00	Belgium
Silicomp Benelux	100.00	Belgium
Silicomp Canada	100.00	Canada
Etrali Beijing	100.00	China
Fime Korea	100.00	South Korea
Etrali (Spain)	100.00	Spain
Etrali North America	100.00	USA
FT Corporate Solutions	100.00	USA
GlobeCast America	100.00	USA
Netia	100.00	USA
Almerys	64.00	France
Assistance Logiciels et Systèmes	100.00	France
Data & Mobiles international	100.00	France
EGT	100.00	France
Etrali France	100.00	France
Etrali (France)	100.00	France
FIME	100.00	France
GlobeCast France	100.00	France
GlobeCast Holding	100.00	France
GlobeCast Reportages	100.00	France
IT&Labs	100.00	France
Multimedia Business Services	100.00	France
Neocles Corporate	100.00	France
Netia	100.00	France
Network Related Services	100.00	France
Obiane	100.00	France
Orange Consulting	100.00	France
SCI Groupe Silicomp	100.00	France
Telefact	69.53	France
Etrali Hong Kong	100.00	Hong Kong
Silicomp China	100.00	Hong Kong
Silicomp India	100.00	India
Etrali (Italy)	100.00	Italy
GlobeCast Italie	100.00	Italy
Etrali KK	100.00	Japan
Silicomp (Malaysia)	100.00	Malaysia
France Telecom Servicios	100.00	Mexico
Newsforce Intern. Holdings	100.00	Netherlands
Equant BV	100.00	United Kingdom
Etrali UK	100.00	United Kingdom
GlobeCast UK	100.00	United Kingdom
GlobeCast Moskva	100.00	Russia
Etrali Singapore Pts	100.00	Singapore
GlobeCast Asie	100.00	Singapore
Silicomp Asia Pte	100.00	Singapore
Etrali (Switzerland)	99.17	Switzerland
Telecom Systems	100.00	Switzerland
Feima	100.00	Taiwan
Silicomp Taiwan	100.00	Taiwan

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International Carriers & Shared Services Segment	% interest	Country
Atlas Congo Investments	100.00	Belgium
Atlas International Investments	100.00	Belgium
Atlas River Investments	100.00	Belgium
Atlas Services Belgium	100.00	Belgium
MT Telecom	100.00	Belgium
Orange Belgium	100.00	Belgium
Wirefree Services Belgium	100.00	Belgium
FT R&D Beijing Company	100.00	China
Orange Venture Capital Investment Company	100.00	China
Orange Venture Capital Investment Management Company	100.00	China
Wirefree Services Denmark	100.00	Denmark
Orange Advertising Services	100.00	Spain
Eresmas Interactiva	100.00	USA
FT Long Distance USA	100.00	USA
FT Participations Holding	100.00	USA
FT Participations US	100.00	USA
FT R&D LLC San Francisco	100.00	USA
Du Chêne Germain	84.00	France
FCT Titriobs	100.00	France
FCT Valmy (SCR)	100.00	France
France Telecom Lease	100.00	France
Francetel	100.00	France
FT IMMO Gestion	100.00	France
FT IMMO GL	100.00	France
FT Immo H	100.00	France
FT Marine	100.00	France
FT Technologies Investissement	100.00	France
FTMI	100.00	France
Les Films du Cherche Midi	99.42	France
Orange Capital	100.00	France
Orange Capital Management	100.00	France
Orange Cinéma Séries-OCS	66.66	France
Orange East Africa	100.00	France
Orange Editions	100.00	France
Orange Holding	100.00	France
Orange Horizons	100.00	France
Orange Horizons Digital	100.00	France
Orange Participations	100.00	France
Orange Prestations TV	100.00	France
Orange Projets Publics	100.00	France
Orange Studio	100.00	France
Orange TV Participations	100.00	France
RAPP 9	100.00	France
RAPP 26	100.00	France
RAPPtel	100.00	France
Sofinergie 5	99.42	France
Sofinergie CAPAC	99.78	France
Soft At Home	70.58	France
Telincom Courtage	100.00	France
Viaccess	100.00	France
GOA Games Services	100.00	Ireland
Orca Interactive	100.00	Israel
Elettra	100.00	Italy
FT Japan	100.00	Japan
FTM Liban	67.00	Lebanon
Miaraka	100.00	Madagascar
Chamarel Marine Services	100.00	Mauritius
Telsea Mauritius	60.80	Mauritius

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International Carriers & Shared Services Segment (To be continued)	% interest	Country
StarMedia Mexico	99.60	Mexico
MMT Bis	100.00	Moldova
France Telecom R&D	100.00	United Kingdom
Orange Brand Services	100.00	United Kingdom
Orange Corporate Services	100.00	United Kingdom
Orange Digital	100.00	United Kingdom
Orange Direct UK	100.00	United Kingdom
Orange Global	100.00	United Kingdom
Orange International	100.00	United Kingdom
Orange Telecommunications Group	100.00	United Kingdom
Unanimis Consulting	100.00	United Kingdom
Unanimis Holdings	100.00	United Kingdom
Investments accounted for under the equity method
France Segment	% interest	Country
Buyster	26.98	France
DARTY France Télécom	50.00	France
GIE Preventel	27.90	France
Spain Segment	% interest	Country
Safelayer	16.21	Spain
Poland Segment	% interest	Country
NetWorkS!	25.34	Poland
Rest of the World Segment	% interest	Country
Irisnet	26.45	Belgium
IRISnet SCRL	14.90	Belgium
C2D2	34.00	France
Getesa	40.00	Equatorial Guinea
Korek Telekom	20.24	Iraq
Médi Telecom	40.00	Morocco
Call Services	40.00	Mauritius
CellPlus Mobile Communications	40.00	Mauritius
Mauritius Telecom	40.00	Mauritius
Telecom Plus	40.00	Mauritius
Teleservices	40.00	Mauritius
Orange Tunisie	49.00	Tunisia
Orange Tunisie Internet	49.00	Tunisia
Telecom Vanuatu (7)	70.00	Vanuatu
Enterprise Segment	% interest	Country
GlobeCast Australia	50.00	Australia
Arkadin International	21.08	France
CNTP Extelia	34.00	France
M2O	20.00	France
National Cloud	44.40	France
International Carriers & Shared Services Segment	% interest	Country
BuyIn (Germany)	50.00	Germany
Orange Austria subgroup	35.00	Austria
BuyIn (Belgium)	50.00	Belgium
BuyIn (France)	50.00	France
Cascadia	35.21	France
Dailymotion	49.07	France
Iris Capital Management	24.52	France
Nakama	2.06	France
Odyssey Music Group (Deezer)	10.20	France
Sonaecom	20.00	Portugal
Everything Everywhere	50.00	United Kingdom

(7)  The France Telecom-Orange Group does not control Telecom Vanuatu, as neither France Câbles et Radios, which owns 50.01% of that company, nor Mauritius Telecom, which owns 49.99%, have control over it.

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8  property, plant and equipment

8.1   NETWORKS AND SERVICE PLATFORMS

142

8.1.1   Overview

142

8.1.2   Fixed Access Networks

143

8.1.3   Mobile Access Networks

145

8.1.4   Aggregation Networks

147

8.1.5   Transmission Networks

147

8.1.6   IP Transport Networks

154

8.1.7   Network Control Layer

155

8.1.8   Networks Dedicated to Business Services

156

8.1.9   Service Platforms

159

8.1.10 Operation of networks

159

8.2   REAL ESTATE

160

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8.1   NETWORKS AND SERVICE PLATFORMS

8.1.1   Overview

The telecommunications sector is marked by major technological changes, including the development of mobility, the sharp upturn in broadband and very high broadband, the growth in uses and volumes of transmitted information, especially video, the convergence of fixed and mobile services, the increased use of Internet Protocol and the increasing interoperability of networks.

In this context, France Telecom-Orange’s ambition is to achieve the convergence of its fixed-line and mobile networks through a unified architecture in accordance with three fundamental principles:

•

flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

•

the ability to support the strong growth and diversification of the services that are offered: voice services, Internet access services, animated image services, data services;

•

simplicity for customers in the use of these services.

At the end of 2012, France Telecom-Orange operated networks in more than 30 countries to serve its customers in the consumer market and in approximately 200 countries or territories to serve its business customers.

These networks can be sorted into three main categories:

•

incumbent fixed networks;

•

challenger fixed networks;

•

mobile networks.

For more information concerning the Group’s investments, please refer to section 9.1.2.5 Group capital investitures.

TYPOLOGY OF FRANCE TELECOM-ORANGE NETWORKS

France Telecom-Orange’s networks are presented according to two dimensions:

•

network architecture broken down into:

•

access networks (fixed or mobile),

•

aggregation networks,

•

core domestic and international networks; and

•

the network layer structure:

•

transmission,

•

IP transport,

•

network control layer,

•

service platforms.

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TARGET NETWORK ARCHITECTURE

8.1.2   Fixed Access Networks

All of the customers’ lines connected to the same switch constitute the access network.

The copper access network (or copper local loop) is divided into:

•

drop line (or terminal line);

•

distribution;

•

transport.

FIXED ACCESS NETWORK ARCHITECTURE

Analog Access

The analog access is made up of a pair of copper wires that links each customer to a concentration point, giving them access to a local switch’s concentrator unit through the transport and distribution network. This type of access is used by tens of millions of Group telephone customers in France, Poland and different African countries. It may be used with a modem for narrowband access to the Internet, with a maximum download bandwidth of 56 Kbps, although this type of use has now largely been replaced by broadband ADSL access.

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Broadband ADSL Access

ADSL technology is used to transfer digital data at high speeds (at least 512 Kbps) using a pair of copper wires. This technique can be used for telephone and broadband access: Internet, Multimedia, IP Television, Video On Demand (VoD), and High Definition Voice over IP.

Analog telephone communication and digital data are transmitted on different frequency bands and are separated at central office (CO). ADSL flows are concentrated by multiplexers or DSLAM (Digital Subscriber Line Access Multiplexers), which give access to the IP network.

In the case where France Telecom-Orange supplies partial unbundling, as in France and Poland, voice communications (low frequencies) are transferred on the Group’s network, while digital data (high frequencies) pass via the third party operator’s DSLAM. The DSLAM is thus the first piece of equipment that is managed separately by each Internet access provider. It marks the boundary between the shared copper wires and the network belonging to each operator.

UNBUNDLING DIAGRAM

Fixed broadband access on ADSL was available at the end of 2012 in France and Poland with a coverage rate approaching 100% on the incumbent local loop. It was also available in different AMEA countries (Bahrain, Ivory Coast, Egypt, Equatorial Guinea, Mauritius, Jordan, Kenya, Senegal, Tunisia and Vanuatu).

In Spain and Belgium, France Telecom-Orange provides fixed broadband access using these countries’ incumbent operator’s local loop, either through unbundling or through bitstream offers.

FTTx very-high Bandwidth Access

FTTx fiber optic access can extend the available broadband ADSL service offer to include upstream and downstream very high bandwidth (of around 100 Mbps), with improved response time.

There are different types of FTTx optical connection architectures: FTTB (fiber to the building), FTTH (fiber to the home) and FTTC (fiber to the curb).

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FTTX ARCHITECTURES

FTTB
(Fiber to the building)
VDSL2
FTTC
(Fiber to the curb)
VDSL2
Street Cabinet
copper
Optical Network Unit (ONU)
FTTH
(Fiber to the home)
Optical Network Termination (ONT)
fiber
Optical Line Termination (OLT)
Central office

In France, France Telecom-Orange has for several years been deploying point-to-multipoint FTTH architecture that uses GPON technology, which can pool several very high bandwidth accesses on a single fiber without affecting each access point’s capacity for increasing speed.

FTTH roll-out started in 2007 in several major French cities (Paris and the Hauts-de-Seine, Lille, Lyon, Marseille, Poitiers, Toulouse). It was then expanded to other large cities. By end-2012, fiber coverage was available in France’s largest metropolitan areas, with more than 1.7 million connectable households. During the years 2011 and 2012, France Telecom-Orange entered into pooling agreements with other telecom operators to speed fiber rollout.

In June 2012 France Telecom-Orange announced its FTTH rollout project for Spain, which aims to connect 1.5 million households. This project represents an investment of 300 million euros over the next four years. The first households were hooked up in late 2012. The Group also rolled out a FTTH network in Slovakia and a pilot FTTx network in Poland.

Fixed Radio Access

In different countries, fixed-line services are available through UMTS, Wimax, and CDMA radio access:

•

in Romania, the Flybox offers fixed voice and Internet access with Wifi and Ethernet ports, using the 3G/HSPA network;

•

Broadband Wimax access is available in Romania and in various African countries (such as Mali, Cameroon and Botswana);

•

CDMA technology has been used in Poland and Senegal since early 2008 to provide affordable broadband coverage in rural areas.

8.1.3   Mobile Access Networks

France Telecom-Orange has rolled out the GSM standard in every country where it has a mobile network, and it has introduced the Edge standard in most of these countries. Since 2004, France Telecom-Orange has also rolled out 3G/UMTS mobile networks in Europe and in a growing number of AMEA countries. The Group has also rolled out 4G LTE networks in France, the United Kingdom, Belgium, Luxembourg, Moldova, Romania, Dominican Republic, and Spain.

France Telecom-Orange’s 2G (GSM and GPRS/Edge), 3G and 4G LTE network architecture complies with the international ETSI and 3GPP standards. These networks use standardized frequency bands: 800 MHz, 900 MHz, 1,800 MHz, 2,100 MHz, and 2,600 MHz.

The 2G, 3G and 4G networks feature a number of shared elements, including:

•

multimode base stations that support all three technologies;

•

antennas, energy and transmission equipment.

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This pooled effort reduces operating and investment costs.

The Group shares radio sites with other mobile operators in every country where it operates, in order to cut costs. This sharing can take the form of:

•

passive infrastructure sharing, like hosting another operator on one of the Group’s towers;

•

radio access network sharing, where all of a site’s equipment (tower, power equipment, base station, cooling equipment, cables, and antennas) is shared.

The Group uses passive infrastructure sharing to different degrees in several countries. Radio access network sharing offers significant cost savings but is more difficult to implement. Orange Spain uses it on part of its 3G networks, for example.

MOBILE NETWORK ARCHITECTURE

The Group’s mobile networks provide voice, SMS (Short Message Service), MMS (Multimedia Message Service), Internet and France Telecom-Orange mobile portal access, data transfer, video streaming, television and video-telephony services.

The Edge network reaches speeds of around 100 Kbps, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal. The UMTS access network supports faster data communication services of up to several Mbps that can be used to send and receive heavy files (audio, photo, video). The UMTS network capacity was extended in all the Group’s European countries, through 3G+ technology (HSDPA and HSUPA).

France Telecom-Orange introduced 4G LTE services in several European countries in 2012, including France, the United Kingdom, Moldova, Romania, and Luxembourg. LTE technology allows for even better performance and reduced latency, with connection speeds up to ten times faster than with 3G+.

As in previous years, 2012 was marked by significant growth in transmitted data volumes.

3G MOBILE COVERAGE IN EUROPE

3G coverage (% of the population)	At end-2012
Orange France	98.6%
Orange Poland	69%
Orange Spain	92.2%
Mobistar	94%
Orange Romania	98.4%
Orange Slovakia	72.3%
Orange Moldova	96.6%
Source: France Telecom

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8.1.4   Aggregation Networks

Aggregation networks concentrate fixed and mobile traffic to the network core. These networks are traditionally made up of SDH/PDH technologies for mobiles and ATM technology for fixed aggregation.

In 2012, the Group continued to roll out new technologies, such as Gigabit Ethernet, hybrid packet-circuit microwaves and leased Ethernet lines. These technologies are used to optimize costs. They are also used to prepare for future replacement of ATM technology by layer-2 Ethernet technologies and layer-3 IP/MPLS technologies, which can increase the volume of data sent over fixed and mobile networks.

AGGREGATION NETWORK ARCHITECTURE

mobile
backhaul
(SDH/PDH...)
Ethernet
Transmission
IP/MPLS
/Gigabit
Ethernet
xDSL
FFTH
DSLAM
xDSL
ATM aggregation
BRAS
IP/MPLS
backbone
Service
platforms
Internet
Aggregation

8.1.5   Transmission Networks

Domestic Networks

Different parts of the network rely on the transmission layer: access, aggregation, backbone.

In every country where it operates, France Telecom-Orange either directly builds its transmission infrastructure or leases it from third-party operators. This infrastructure is primarily made up of optical fibers, but it also contains microwave links, especially for alternative or purely mobile networks.

Optical links offer a bandwidth of up to 100 Gbps per wavelength, and dense wavelength division multiplexing technology (DWDM) makes it possible to have 80 wavelengths per fiber, a figure set to increase in the future. France Telecom-Orange is one of the world leaders in the use of advanced optical functions in order to have a more flexible transmission network.

Furthermore, France Telecom-Orange offers direct connections by optical fiber to business customers, providing them with very high bandwidth services.

Submarine Cables

In order to accommodate the increase in international telecommunications traffic, France Telecom-Orange has invested in a number of submarine cables through:

•

participation in a consortium to build a cable that France Telecom will co-own;

•

purchase of long-term IRU’s (Indefeasible Right of Use) on third-party cables;

•

capacity leasing.

As with terrestrial networks, higher speeds systems on fiber-optic submarine cables are being implemented and 40 Gbps systems are already operational on several cables within the Orange Group.

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See section 6.3.6.1 International Carriers for a list of France Telecom-Orange’s main submarine cables.

West Africa

In 2010, within a consortium, France Telecom-Orange launched a submarine cable project named ACE (Africa Coast to Europe). Around 17,000 kilometers long, its potential capacity will reach 5.12 Tbps thanks to the use of 40 Gbps transmission technology. The ACE cable started to be laid in mid-2011 and the first portion went into service in December 2012. ACE currently extends from France to Gabon and Sao Tomé and Principe.

ACE: FIBER-OPTIC SUBMARINE CABLE UNDER CONSTRUCTION

France
Portugal
Spain
Canary Islands
(Spain)
Tunisia
Morocco
Egypt
Mauritania
Mali
Niger
Senegal
Gambia
Guinea
Sierra Leone
Liberia
Benin
Ghana
Nigeria
Ivory
Coast
Central African
Republic
Cameroon
Equatorial
Guinea
Uganda
Kenya
Gabon
Sao Tome & Principe
Democratic Rep. of Congo
Angola
Namibia
Botswana
Madagascar
Mauritius
Reunion
(France)
South
Africa
Orange countries
covered by ACE
Orange countries
Countries connected for
the first time to an
international submarine cable
Operational
Scheduled to be operational
in 2013
Under construction or scheduled

In order to achieve this major project, France Telecom-Orange leads a consortium of 16 members. Agreements have already been closed with other operators paving the way for them to eventually join the consortium, and thereby extend ACE’s coverage.

The construction of the cable represented an investment of around 700 million dollars, including some USD 228 million from the France Telecom-Orange Group. Thanks to this major investment, France Telecom-Orange is making concrete steps towards two key strategic objectives: to provide widespread Internet access (narrowband and broadband) in the African countries where it operates; and to improve the service quality of its network.

ACE is the first international submarine cable to serve the coasts of Mauritania, The Gambia, Guinea, Sierra Leone, Liberia, Equatorial Guinea, and Sao Tomé and Principe. For countries like Senegal and Ivory Coast, which are already served by the Sat3-WASC-Safe cable, of which the Group is co-owner, ACE brings more network resilience and provides the capacity to meet demand growth.

For the Group’s subsidiaries in East Africa and for Reunion Island, ACE also represents an alternative route to Europe via West Africa. Similarly, ACE’s northern segment diversifies the transmission routes already in place between Portugal and France.

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Indian Ocean

In 2009, France Telecom-Orange put the LION submarine cable in service, which connects Madagascar to the worldwide Internet via Reunion and Mauritius. In 2010, the Group implemented the second part of its Indian Ocean broadband expansion plan, launching the construction of LION2 (Lower Indian Ocean Network2). This cable, around 2,700 kilometers long, was laid in the second half of 2011 and put into service in April 2012. It extends the LION cable from Madagascar to Kenya, via Mayotte.

LION-LION2, FIBER OPTIC BROADBAND SUBMARINE CABLES

Sea-Me-We-3
IMEWE
Sea-Me-We-4
UAE-Kenya
To Asia
Sat3-Wasc-Safe
ACE
EASSy
LION2
LION
Sat3-Wasc-Safe
To Asia, Europe
UAE-Kenya
EASSy
Kenya
Tanzania
LION2
Mayotte
LION
Mauritius
Madagascar
Reunion
To South America
To Africa, Europe
To Asia
Sat3-Wasc-Safe

The LION2 investment was made by a consortium formed by France Telecom, Orange Madagascar, Mauritius Telecom, Telkom Kenya, Emtel Ltd and the Société Réunionnaise du Radiotéléphone. The construction of this cable represents a total investment of around 57 million euros, of which some 38 million for the France Telecom-Orange Group.

Thanks to LION2, Mayotte now has broadband Internet access. Furthermore, this new cable represents a major project for Kenya, strengthening its connectivity to international networks and covering its capacity needs for the next few years. With the LION and LION2 cables, three separate routes are now available to serve Kenya via Reunion and Mauritius. In addition, LION2 acts as an alternative route that helps secure broadband services from Europe and Asia to all of the African countries in which the Group is present, and thus represents an essential part of the performance of the Group’s networks.

Moreover, the technology used for LION2 will ensure scalability towards future ultra-high speed broadband networks supported by the new 40 Gbps technology.

Indian Ocean–Africa–Europe

The Sat3-WASC-Safe cable is still an essential route between the Indian Ocean and Europe. In 2009, France Telecom-Orange and its partners increased the capacity of this submarine system. By upgrading terminal equipment in October 2009, France Telecom-Orange was able to increase its Sat3-WASC-Safe capacity fourfold enabling therefore, among others, traffic growth in Reunion.

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Indian Ocean–Persian Gulf–Europe

France Telecom-Orange has invested in the IMEWE (India Middle East Western Europe) submarine cable in service since late 2010. This submarine cable connects Mumbai, India, to Marseilles via the Persian Gulf, the Middle East and Sicily, and has a total capacity of 3.84 Tbps, covering an approximate distance of 13,000 kilometers. France Telecom-Orange doubled its capacity on this cable in 2012.

Marseille
Catania
Tripoli
Alexandria
Suez
Fujairah
Karachi
Jeddah
Mumbai

IMEWE adds to the Sea-Me-We3 and Sea-Me-We4 cables, which currently transport France Telecom’s traffic to India and Asia. Sea-Me-We4 runs parallel to IMEWE between France and India, but then proceeds beyond the Indian subcontinent to reach Singapore. The cable’s capacity was considerably increased in 2012 with the upgrade to 40 Gbps.

Sea-Me-We3 has a lower capacity because it is older along this route, but offers high connectivity to 35 coutries from Northern Europe to Japan and Australia.

Atlantic Ocean

France Telecom-Orange is also active in the Caribbean where it has capacity on three of the region’s main cables: Americas-II, ECFS, and CBUS. In late 2012 the Group decided to take part in a capacity increase on the Americas-II and CBUS cables, to support the expansion of broadband in France’s overseas departments. The new capacity will be available in 2013.

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Lastly, the continued growth in Internet traffic between Europe and the United States has led the Group to make frequent investments to increase the capacity of the TAT-14 transatlantic cable and acquire additional usage rights on other transatlantic cables. The rollout of additional capacity on the TAT14 cable, made possible through the upgrade to 40 Gbps, began in 2012 and the final sections should be made available to France Telecom-Orange in early 2013. This will increase the Group’s total capacity for traffic between Europe and North America to nearly 600 Gbps.

TAT14
Manasquan
N.J., USA
Devonshire
Bermuda
CBUS
Tortola
British Virgin Islands
ECFS
Americas 2

Wide Long-Distance Domestic Optical Network (WELDON) in France

WELDON, or the WidE Long-distance Domestic Optical Network, will upgrade the entire existing long-distance network and extend it to Frankfurt and London, submarine cable stations, and eventually other areas near France as needed.

WELDON is made up of WDM links and consists of a core network with the possibility to connect edge networks or links. The core network is scheduled to be rolled out between 2012 and 2014.

WELDON uses the latest WDM technology and offers enhanced connectivity at speeds of at least 100 Gbps per wavelength. Its reach extends an impressive 1,600 kilometers thanks to the use of coherent optical technology, making it highly resistant to polarization mode dispersion (PMD).

The first section running between Paris and Nantes (via Rennes) went live in April 2012.

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WELDON ROLLOUT IN 2012 AND SCHEDULE FOR 2014

European Backbone Network (EBN)

The EBN (European Backbone Network) is a broadband transmission network that connects the major cities of Europe (27 cities outside France at the end of 2011) as well as France Telecom-Orange’s partners and subsidiaries. Thanks to wavelength division multiplexing (WDM), each segment of the EBN offers N x 2.5 or 10 Gbps capacity. The EBN provides circuits from 45 Mbps to 10 Gbps, with 99.95% availability and centralized network management, plus 24-hour a day customer service.

European Express Network (EEN)

As of the end of 2011, the European Express Network connected 27 points of presence in 16 of Europe’s largest cities, including five in France, through interconnections with France Telecom-Orange’s partners’ and subsidiaries’ networks.

The EEN will substitute the EBN network on its major routes (meaning those with extremely high bandwidths, strong growth in traffic and high demand for responsiveness). It is designed to support bandwidths of up to 40 Gbps or even 100 Gbps, per wavelength, with a capacity per segment of up to several Tbps. This network is fully transparent: it enables end-to-end transmission and direct management of wavelengths. With the arrival of coherent-modulation transponders, the network is less sensitive to polarization mode dispersion (PMD), allowing electrical regeneration every 1,200 kilometers at 100 Gbps.

The first 100 Gbps per wavelength connection entered service on November 25, 2011, on the Paris-London corridor.

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THE EUROPEAN EXPRESS NETWORK

Warsaw
Poznan
Berlin
Bude
London
TAT14
Lille
Francfort
Prague
Katowice
Ite
Xion
Reims
Paris
Bratislava
Strasbourg
ACE
Point of presence
SMW3
Dijon
Technical point
WDM link
Bordeaux
Marseille
Narbonne
Barcelona
Madrid
SMW4
IMEWE

North American Backbone Network

In the United States, France Telecom-Orange has a terrestrial network interconnected with the TAT-14 transatlantic cable for Internet traffic and to satisfy the needs of its customers, operators and businesses. In this aim, while also connecting the points of presence of its Open Transit Internet (OTI) backbone in the United States, France Telecom-Orange builds its transmission backbone using different operators. In addition, there is a WDM and SDH ring connecting the Tuckerton and Manasquan submarine cable stations and the OTI points in New York and Ashburn (VA).

Asian Backbone Network

France Telecom-Orange networks in Singapore connects the various submarine cable stations with each other and to the rest of its backbone, thereby providing a major access point in the Asian region.

Satellites

Satellite communications support several of France Telecom-Orange services:

•

network connectivity for French overseas territories: main access (St. Pierre and Miquelon) and back-up links (e.g. Mayotte), complementing submarine cables connectivity;

•

IP or voice connectivity with other carriers, supporting IP and voice traffic to international carriers and France Telecom-Orange affiliates in AMEA region, such as Orange Niger or Orange Cameroon. These links can also support domestic traffic (e.g. GSM backhaul);

•

VSAT (Very Small Aperture Terminal) services for Orange Business Services’ terrestrial and maritime corporate customers. In this case, we are using satellite to provide IP services, supporting data, voice & video, to connect customers’ remote sites in hard-to-reach locations or those with poor connectivity (mainly in Africa, on vessels). These could be primary or back-up links. We have an installed base of over 2,000 customer sites at the end of 2012.

These services transit through “earth stations” (or teleports) that France Telecom-Orange operates in France (Bercenay-en-Othe). The Group also uses partner teleports in Europe, United States and Asia-Pacific region to increase its geographical coverage.

To provide those services, France Telecom-Orange is buying space segment from satellite operators (such as: Eutelsat, Intelsat, SES, Arabsat, Spacecom). The last of France Telecom’s satellite fleet, Telecom 2D, was decommissionned in November 2012.

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8.1.6   IP Transport Networks

Domestic IP Transport Networks

In each country, France Telecom-Orange operates a domestic IP backbone that transfers all types of traffic (voice, Internet, TV, VoD) to and from a growing number of fixed/mobile residential or business customers. “Terabit Router” technology was introduced several years ago to meet this increased demand. The largest domestic IP backbone, the IP Aggregation Backbone Network (RBCI), is located in France.

In countries where France Telecom-Orange had previously rolled out transport networks using SDH/PDH or ATM technologies, core and aggregation transport is being gradually migrated to Ethernet technology transport.

FRENCH IP NETWORK ARCHITECTURE

The International IP Network

France Telecom-Orange’s international IP network, known as Open Transit Internet (OTI), aims to provide global Internet connectivity to Group subsidiaries’ and operator customers’, Internet service providers’ (ISP) and content providers’ domestic IP networks. It is based on the latest IP routing and transmission technologies and makes it possible to use the latest version of IPv6 Internet protocol in every point of presence in combination with the previous IPv4 protocol (dual stack system).

As of December 31, 2012, the OTI connected 23 cities (13 in Europe, 2 in Asia, and 8 in North America) through mostly 10 Gbps broadband connections, with hundreds Gbps of traffic at peak times (a terabit of traffic was reached in 2011).

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OTI NETWORK

8.1.7   Network Control Layer

Switched Telephone Networks

In countries where it is the incumbent fixed operator, France Telecom-Orange has switched telephone networks that provide traditional voice transmission services, ISDN and value-added services. These networks also provide access to Intelligent Network services (toll-free numbers, Audiotel), and narrowband Internet access.

Due to customers’ migration to new voice services available through ADSL or FTTH broadband access, these networks have seen a reduction in load and are permanently optimized in order to reduce costs.

Mobile network

France Telecom-Orange has rolled out mobile control networks, in countries where it provides mobile services, to control voice services, data services and SMS/MMS services. These mobile control networks are moving towards IP protocols and architectures.

These control networks are primarily made up of the following (see Mobile network architecture diagram in section 8.1.3):

•

MSCs (Mobile Switching Centers);

•

HLRs (Home Location Registers) and HSSs (Home Subscriber Servers);

•

SGSNs/MMEs (Serving GPRS Support Nodes/Mobility Manager Entities), SGWs (Serving Gateways) and GGSNs/PGWs (Gateway GPRS Support Nodes/PDN Gateways);

•

IN (Intelligent Network) equipment, for prepaid subscription management, for example.

The International Voice Network

Voice Network

France Telecom-Orange has three international switching nodes in France (CTI 4G) to manage traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom-Orange has decided to centralize the transfer of international traffic for its subsidiaries based on these three switches in France, in order to optimize termination costs. In total, at the end of 2012, these switches were linked together by more than 320,000 international circuits (at 64 Kbps) to over 400 operators in more than 140 countries. These switches’ functions were enhanced so that voice traffic could be processed in time division multiplexing (TDM) or in Voice over IP (VoIP). By end-2012, more than 17% of France Telecom-Orange’s international voice traffic was carried using VoIP, and this percentage should exceed 50% in 2015.

Outside France, in the United States, France Telecom-Orange has two softswitches in New York and Miami, used to meet North America-based operators’ specific interconnection technical requirements. Lastly, a media gateway in Hong Kong, controlled by transit centers in France, allows operators in the Asia region to be connected locally in TDM or VoIP mode.

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Signaling Network

The international signaling system 7 traffic is managed by two Signal Transfer Points (STP), which support the signaling associated with voice traffic and roaming and SMS for mobile operators that are France Telecom-Orange customers, as well as for most of its mobile subsidiaries.

A growing number of links serving the largest roaming and SMS customers are supported by Sigtran signaling (signaling over IP) that enables a larger bandwidth for this type of traffic. The introduction of a Number Portability Hub platform in 2011 has distinguished calls to “ported” numbers (ones for which the line owner chose to keep their number when they changed operators) to better manage call termination charges, which can vary widely from one operator to the other.

Several centralized platforms have been rolled out on the international transit points to provide services to mobile operators, such as SMS Control, which helps prevent fraud on international SMS messages.

IMS (IP Multimedia Subsystem) Architecture

In 2012, France Telecom-Orange continued to roll out the IMS (IP Multimedia Subsystem) architecture to pool the basic control functions common to all types of telecommunications services, while the specifics related to applications are grouped in an Application Server infrastructure. In 2010, Orange Business Services launched a bundled package for SMEs that offers fixed and mobile Voice over IP based on an IMS architecture.

Within this architecture, interoperability is available between network equipment and between the terminals and networks, or between operators. Furthermore, as in GSM, roaming users are fully accommodated. To fulfill these functions, IMS uses the SIP protocol (Session Initiation Protocol). This protocol has been introduced gradually since 2007 on the fixed-line network in Belgium, Spain, France, Poland and Romania.

IMS ARCHITECTURE

8.1.8   Networks Dedicated to Business Services

Frame Relay/ATM Networks

In France, the Frame Relay/ATM network is an access network used to support both business (particularly through the TDSL aggregation offers) and a layer 3 (X.25 and IP) services. It has been deployed in around 150 points of presence in mainland France, in the five overseas departments and in two overseas territories (New Caledonia and French Polynesia).

This network is interconnected with the AGN (ATM Global Network) network via two ATM gateways located in Paris, which provide Frame Relay and ATM services at a worldwide level.

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The activity on the FR/ATM network is declining, and businesses’ need for increased speed is increasingly met by the IP/MPLS services available on the “Network for Business Access to IP” (NBAIP).

Outside France, the AGN network covers a thousand points in approximately 200 countries. It provides X.25, Frame Relay and ATM services, but is mainly used today as an access network to IP services, because of its extensive worldwide footprint. It also provides a transport function for the IP network, but this function is diminishing as the native IP network develops.

The IP Global Network (IGN) described below is gradually replacing the AGN network as the IGN’s geographic coverage expands.

The Network for Business Access to IP (RAEI) in France

The main purpose of the RAEI is to connect a company’s sites for internal data exchange (on the Virtual Private Network (VPN) and to provide it with Internet connectivity. It also provides Voice over IP transport for companies.

It is made up of a core infrastructure of around 60 transit routers called “P_Pass” that are interconnected by 10 Gbps links. This P_Pass backbone network also provides the interconnection with the Backbone and IP Aggregation Network (RBCI) for Internet traffic and for business aggregation traffic coming from NAS and BAS.

In addition, a ring of approximately 500 PE (Provider Edge) routers gives companies access to xDSL and Ethernet or Frame Relay and ATM technologies, at speeds of 75 Kbps to 30 Mbps, under standard offers. A new generation of PE routers, the HSPE (High Speed PE), now provides access of around Gbps (or more in customized offers) in major cities.

The NBAIP also makes it possible to connect a company’s service platforms at speeds of around one Gbps (SE – Service Edge infrastructure).

This network is connected to an international IP network (IP Global Network) through three gateways (located in Paris and London) to connect international business customers.

The international MPLS/IP VPN network (IP Global Network IGN and AGN access network)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network (VPN), Internet and Voice over IP services. The network comprises 1,100 points of presence (including partner MPLS networks) in 730 cities in 192 countries.

The network is made up of dozens of network core routers (P routers and similar) and several hundreds access routers (PE routers) that make up multiservice platforms (Ethernet, DSL, FR/ATM). The services are offered either directly on the access routers, through the Frame Relay/ATM access network (AGN), or through partner networks under Network to Network Interface (NNI) agreements.

A program to expand the geographic coverage of the IGN (IGN+) was launched in October 2012 to be able to eventually offer native IP services and do away with the AGN aggregation layer.

The Ethernet Global Network (EGN)

The Ethernet Global Network (EGN), commissioned in 2009, has 25 points of presence in 14 countries in Europe, Asia and America. EGN uses France Telecom-Orange’s broadband network (10 Gbps) and offers point-to-point services (E-line services) and multipoint-to-multipoint services (VPLS-based services) with customer access of up to 1 Gbps.

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GLOBAL VPN IP/MPLS BUSINESS NETWORK

Seattle
to Tokyo
and Sydney
Los Angeles
to Osaka
and Auckland
Tokyo
to Seattle
Osaka to
Los Angeles
Sydney
to Seattle
Auckland to
Los Angeles

ARTICULATION OF DIFFERENT IP NETWORKS: RBCI, NBAIP, OTI, IGN

The international business voice network (NEO)

NEO is a network supplying voice services for international businesses. Based on the international MPLS IP network (IGN), this business voice network has 45  points of presence in around 30 countries, and is connected to some 50 operators worldwide. It allows calls to be aggregated and terminated with these operators, for customers connected to the Orange Business Services network over IP (H323 or SIP) or TDM.

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8.1.9   Service Platforms

Service platforms are servers on the Edge of telecommunications networks and information systems (see diagram in section 8.1.4) used to deliver the different services offered by France Telecom-Orange.

Service platforms can be divided into three main areas:

•

real-time and email service platforms. They offer, for example, Voice over IP for a lower cost than a traditional switched telephone network. The most recent ones can gradually start using the IMS network (see section 8.1.7.) as they are rolled out;

•

Intelligent Network platforms, which appeared in the 1990s and provide functions such as call transfer, number portability, virtual private networks, and the management of prepaid mobile subscriber accounts;

•

content aggregation, mediation and distribution platforms, which appeared in the early 2000s along with web and broadband development: they offer access to Internet portals, TV and Video on Demand (VoD).

Service platforms use shared “bricks” that save time and money when creating new services and guarantee a simple common customer experience for convergent services.

Interfunctioning of these shared bricks with service platforms and the Information System is covered in the SOA Program (Service Oriented Architecture) at Group level.

SERVICE PLATFORMS

VoIP
Mailboxes
Cards,
Special
numbers
IP TV
services
Real-time
and
message-
based
services
Intelligent
network-
based
services
Content
aggregation,
mediation
and
distribution
main
domains
Multi-access managemet
Content management
Address/personal workspace
Identity/user context
Payments
Content billing
Browsing
Enablers

8.1.10 Operation of networks

France Telecom-Orange optimizes the operation of its networks and service platforms by standardizing organizational structures and processes, sharing certain activities within the Group and outsourcing various fields of activity, as demonstrated by the following examples.

A standardized organizational structure

In each country, an SMC (Service Management Center) has been set up, in charge of the end-to-end quality of all services. The SMC supports the customer call centers if a fault is reported by a customer.

Depending on the nature of the fault, the SMC may call upon a TMC (Technical Management Center) or intervention teams, if the fault is located in the field.

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Each TMC is responsible for the efficient running of a given type of equipment. The TMCs may be shared between several countries. If necessary, the TMCs call upon Group Centers of Expertise, which work by equipment and manufacturer type and support all of the Group’s subsidiaries. The intervention teams carry out on-site operations under the control of the TMCs, or the customer call centers in the case where the local loop or on the premises of fixed-line network customers is concerned.

Sharing

Sharing within the Group of operating functions relating to core network and service platforms is one of the keys to achieving performance in both a financial and quality sense.

Various activities are already shared in the Group:

•

the Group Centers of Expertise mentioned above;

•

the operation of service platforms shared by several entities, performed since late 2008 by the “SSPO” (Shared Service Platform Operations) entity.

Sharing allows economies of scale to be made on the teams of experts in place and at the same time helps enhance their skills through the varied nature of the situations handled.

Outsourcing of operations

France Telecom-Orange believes that the access and first-level maintenance network roll-out activities, together with some remote operations, can be outsourced without hindering the quality of the services offered.

However, France Telecom-Orange wishes to keep:

•

its design activities;

•

end-to-end service management;

•

management of core network and service platforms, which allow it to offer differentiated services while controlling their quality and which are intended to be shared within the Group (see centers of expertise and SSPO, mentioned above).

France Telecom-Orange has outsourced the construction and operation activities of a number of mobile and fixed-line access networks. The choices pertaining to this outsourcing process are made country by country according to the local context, while drawing on a common method and principles.

The savings could amount to 25% of CapEx + OpEx over five years, depending on the country.

As regards quality of service, France Telecom sets out the required quality levels (“SLA” or Service Level Agreement) in a contract signed with the sub-contractor and monitors a set of indicators on a constant basis. Penalties are applied in the event of a discrepancy between the target value and the value achieved.

8.2   REAL ESTATE

At December 31, 2012, the real estate assets recorded in France Telecom’s balance sheet had a net book value of 3.1 billion euros, unchanged from December 31, 2011.

These assets include buildings used to host telecommunication equipment, research centers, customer service centers, commercial facilities and offices.

In France, the Real Estate Division is responsible for managing all properties. It follows a policy that involves optimizing the occupation of surface within premises by constantly adapting to the changing needs expressed by the Group’s various entities and business lines. It is involved in the deployment of new stores within the distribution network, especially for very large stores. It also works to meet needs related to changes in the telecommunications network by making sure that the necessary sites are available for launching new technologies.

The Real Estate Division contributes to improve Group employees’ working environment—in line with the Conquest 2015 objectives—and enhance the environmental performance of the Group’s properties in order to help it meet its sustainable development goals.

At end-2012, France Telecom’s premises covered 25,585 sites (including 235 with a surface area greater than 5,000 sq.m.) with a total of 5.8 million sq.m., including 2.3 million sq.m. of leased space and 3.5 million sq.m. of owned space. This confirms the Group’s trend of scaling back its real estate portfolio slightly.

These premises consist of technical centers, most of which are owned (2.6 million sq.m., including 2.1 million sq.m. owned), offices, most of which are leased (2.3 million sq.m., including 1.4 million sq.m. leased), and stores.

In Poland, the properties held by Orange Poland at the end of 2012 represented 2 million sq.m. The total surface area of developed and undeveloped land represented 13.5 million sq.m.

In the United Kingdom and Spain, most facilities are leased:

•

at the end of 2012, the premises occupied in Spain represented just under 148,000 sq.m;

•

Orange UK underwent a significant change in scope in mid-2010 following the creation of a joint venture between France Telecom-Orange and Deutsche Telekom. The premises originally owned by Orange UK are no longer included in the scope of the France Telecom-Orange Group.

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9.1   ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

This section contains forward-looking information about France Telecom-Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in section 4 Risk factors of the 2012 Registration Document. See also information under Forward-looking Information at the beginning of the 2012 Registration Document.

The following comments are based on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, see notes 1 and 18 to the consolidated financial statements).

The operating segments are described in section 9.1.3 Analysis by operating segment. Unless otherwise specified, data on operating segments presented in the following sections are understood to be prior to elimination of inter-segment operating transactions.

The changes below are calculated based on data in thousands of euros, although displayed in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for the 2010 and 2011 fiscal years is set out in section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

9.1.1   Overview

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.1.1    Financial data and workforce information

OPERATING DATA

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	43,515	44,703	45,277	(2.7)%	(3.9)%	45,503
Reported EBITDA (2)	12,495	14,730	15,129	(15.2)%	(17.4)%	14,337
Reported EBITDA/Revenues	28.7%	33.0%	33.4%			31.5%
Operating income	4,063	6,999	7,948	(41.9)%	(48.9)%	7,562
Operating income/Revenues	9.3%	15.7%	17.6%			16.6%
CAPEX (2) (3)	5,818	5,720	5,770	1.7%	0.8%	5,522
CAPEX/Revenues	13.4%	12.8%	12.7%			12.1%
Telecommunication licenses (3)	945	941	941	0.4%	0.5%	512
Investments financed through finance leases (3)	47	181	180	(74.1)%	(74.1)%	153
Average number of employees (full-time equivalents) (4)	163,545	165,001	165,533	(0.9)%	(1.2)%	161,392
Number of employees (active employees at end of period) (4)	170,531	171,204	171,949	(0.4)%	(0.8)%	168,694

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

(3)  Capital expenditures on tangible and intangible assets of continuing operations (see section 9.1.2.5. Group capital expenditures).

(4)  See the Financial glossary appendix.

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RESTATED OPERATING DATA

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(in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Restated EBITDA (2)	13,785	14,879	15,083	(7.4)%	(8.6)%	15,655
Restated EBITDA/Revenues	31.7%	33.3%	33.3%			34.4%
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

NET INCOME

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Operating income	4,063	7,948	7,562
Finance cost, net	(1,728)	(2,033)	(2,000)
Income tax	(1,231)	(2,087)	(1,755)
Consolidated net income after tax of continuing operations	1,104	3,828	3,807
Consolidated net income after tax of discontinued operations (1)	-	-	1,070
C onsolidated net income after tax	1,104	3,828	4,877
Net income attributable to owners of the parent company	820	3,895	4,880
Net income attributable to non-controlling interests	284	(67)	(3)

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the date of its disposal. In 2010, this included 960 million euros in gains on asset disposals (see Segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

NET FINANCIAL DEBT

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Net financial debt (1)	30,545	30,890 (2)	31,840

(1)  See the Financial glossary appendix and note 10 to the consolidated financial statements.

(2)  Taking into account for 2011 i) the 891 million euros payment for the 4G mobile license in the 800 MHz-band in France (made on January 19, 2012, see section 9.1.1.4 Significant events) and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see section 9.1.1.4 Significant events), net financial debt amounted to 32,331 million euros at December 31, 2011.

For further information on the risks relating to the France Telecom-Orange Group’s financial debt, see section 4.1 Operational risks of the 2012 Registration Document.

9.1.1.2    Summary of 2012 results

The number of customers of the France Telecom-Orange Group stood at 230.7 million at December 31, 2012, up 1.9% compared to December 31, 2011, on a historical basis. On a comparable basis, the number of Group customers increased 3.0% year-on-year (6.8 million additional customers). This change reflects the development of mobile telephony, which saw a 4.5% year-on-year increase in the number of customers on a comparable basis:

•

in France, the number of mobile customers grew 0.4% year-on-year;

•

in Europe (excluding France), the number of mobile customers grew 0.4% on a comparable basis, and 4G technology was launched in six countries. In Spain, Orange was leader on the mobile portability market in 2012, and the number of mobile contract customers grew 6.4% while the number of broadband customers grew 10.3%;

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•

Africa and the Middle East combined had 81.6 million mobile customers at December 31, 2012, growth of 9.4% year-on-year (7.0 million additional customers).

Revenues totaled 43,515 million euros in 2012, down 3.9% on a historical basis (taking into account the disposal of Orange Suisse on February 29, 2012 in particular) and 2.7% on a comparable basis. Excluding the negative effect of the fall in regulated prices (916 million euros), revenues posted a slight dip of 0.6% between 2011 and 2012, on a comparable basis. The effects of increased competition in European countries, particularly France and Poland, were partially offset by the sustained growth of activities in Africa, the Middle East and Spain. On a comparable basis and excluding the negative impact of the fall in regulated prices, Group revenues by region changed as follows:

•

in France, the reduction in mobile services revenues was limited to 0.9%. The national roaming agreement signed with the new entrant, Free Mobile, partly offset the impact of price reductions (see section 9.1.1.4 Significant events) After a difficult first half, the success of the new Sosh, Open and Origami segmented offers made it possible to stabilize the mobile telephony market share at 37.3% at December 31, 2012 and to recover a mobile telephony customer base of more than 27 million customers;

•

in Europe (excluding France), revenues grew by 0.9%. Spain recorded an increase of 3.6%, driven by the growth of fixed broadband and the rapid development of Internet browsing on a cell phone;

•

in Africa and the Middle East, there was sustained growth in revenues of 5.3%, driven by Ivory Coast and Guinea.

Restated EBITDA (see section 9.1.5.4 Financial aggregates not defined by IFRS and Financial glossary appendix) totaled 13,785 million euros in 2012, compared with 14,879 million euros in 2011 on a comparable basis, i.e. a reduction of 7.4%, which is mainly due to i) the negative impact of the fall in regulated prices (for 316 million euros) and ii) the heightened competition, particularly in France with the arrival of the 4th mobile operator, but also in Poland, resulting in significant price reductions and low-cost offers (see section 9.1.1.4 Significant events). In France, the increase in interconnection costs, linked to voice traffic and SMS/MMS, was nevertheless partially offset by tight control of indirect costs and commercial costs.

Between 2011 and 2012, the ratio of restated EBITDA to revenues (31.7% in 2012) fell a modest 1.6 points thanks to savings on direct costs (decrease in commercial costs), control of labor expenses and the stabilization of other indirect costs with the savings achieved under the Chrysalid program (see section 9.1.1.4 Significant events). In 2012, restated EBITDA included additional salary expenses in France relating to i) social contributions linked to “non-common risks” (primarily unemployment) for France Telecom-Orange civil servants following the European Commission’s ruling of December 2011, for 122 million euros (see section 9.1.1.4 Significant events) and ii) the increase in the corporate contribution (on certain compensation items), for 40 million euros.

Operating income totaled 4,063 million euros in 2012, down 48.9% against 2011 on a historical basis and 41.9% on a comparable basis. This decline results primarily from the reduction in restated EBITDA (1,298 million euros on a historical basis and 1,095 million euros on a comparable basis) and:

•

an expense of 1,245 million euros recognized in 2012 for the “Part-Time for Seniors” plan in France following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see section 9.1.1.4 Significant events);

•

and the increase of 1.1 billion euros in impairment of goodwill, due to the recognition of significant impairment losses in 2012 attributable, primarily, to Poland, Egypt, Romania and, to a lesser extent, Belgium.

Net income attributable to owners of the parent company was 820 million euros in 2012, versus 3,895 million euros in 2011.

CAPEX (see section 9.1.5.4 Financial aggregates not defined by IFRS and Financial glossary appendix) totaled 5,818 million euros in 2012, up 1.7% against 2011 on a comparable basis, driven by the acceleration of capital expenditures in high capacity broadband (FTTH) and mobile (4G), particularly in France. The ratio of CAPEX to revenues stood at 13.4% in 2012.

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Net financial debt (see Financial glossary appendix) stood at 30,545 million euros at December 31, 2012.

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The dividend to be proposed to the France Telecom S.A. Shareholders’ Meeting for 2012 will be 0.78 euro, with the balance (0.20 euro per share) being paid on June 11, 2013.

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9.1.1.3    Impact of regulatory rate changes

The European regulations governing the operations of the France Telecom-Orange Group are described in section 6.6 European regulation of the 2012 Registration Document.

The effect of falls in call termination and roaming rates between December 31, 2011 and December 31, 2012, was particularly significant in a number of countries, especially in France, Spain, Poland and Belgium. In 2012, cuts in regulated prices dragged down mobile and fixed line telephony revenues by around 916 million euros and Reported EBITDA by 316 million euros.

For further information on regulatory risks, see section 4.2 Legal risks of the 2012 Registration Document.

9.1.1.4    Significant events

In 2012, the Group continued to see a tough macro-economic climate in a number of European countries, with weak economic growth (especially in France) or recessions (as in Spain) and the effects of the financial and economic crises on consumer behavior in Europe. Furthermore, the current environment is also marked by a high regulatory burden, heightened fiscal pressure and the effect of the political upheaval in the Middle East and Africa (especially in Egypt and Mali).

The environment has also been affected by a significant change in the mobile telephony market, on the back of heightened competitive pressures, in particular in France with the arrival of the 4th mobile operator, but also in Poland and Belgium. This heightened competition has resulted in significant price cuts and a bipolarization of the market into, on the one hand, low cost offers, and, on the other hand, value offers notably including cell-phone subsidies by the operator.

The Group responded to this challenge by overhauling its commercial offers (especially in France, Poland and Belgium), by reviewing its asset portfolio (with in particular disposals in Switzerland and Austria), by investing in its future networks (LTE and FTTH) and through its innovation programs. For example, in November 2012, Orange launched eight major innovations for its customers as part of Show Hello. Furthermore, the Group continues to work on its operational efficiency and cost control program (with progress on Chrysalid), on network sharing (especially through NetWorks! in Poland) and the pooling of activities with other operators.

Arrival of the fourth mobile operator in France

In 2012, Orange withstood the arrival of the fourth mobile operator in France (Free Mobile, which began commercial operations in January 2012), thanks in particular to its preparation and the tailoring of its consumer offers: success of the Sosh brand (launched at end-2011), confirmed success of the Open quadruple-play offers, simplification of the Origami range of contracts, offer tweaking, etc. As a result, Orange had more mobile telephony customers in France at December 31, 2012 than a year earlier (circa 100,000 additional customers). Furthermore, Orange earned revenues from the national 2G and 3G mobile roaming agreement (signed with the new operator in early 2011), making it possible to partially offset the lower annual average revenues per user (ARPU), impacted in 2012 by the various price adjustments made in response to the heightened competition (see section 9.1.3.1 France).

Success of the Sosh brand

In October 2011, the Group launched commercial operations of Sosh, its 100% digital, community-based, progressive and flexible brand. Sosh is designed to meet the specific needs of 18-35 year olds who are highly active on the Internet and on social media networks, with four non-contract cut price plans.

In response to the arrival of the fourth operator on January 12, 2012, the pricing of Sosh’s offers were adjusted down within 48 hours. In August 2012, these offers were once again adjusted and enhanced. Sosh had some 800,000 customers at December 31, 2012, compared to less than 30,000 customers at December 31, 2011.

Success of Open quadruple-play offers

The Open quadruple-play offers were once again successful in 2012, with the number of offers up by a factor of 2.5 year-on-year. With 3.1 million customers at December 31, 2012 (close to 1.9 million additional customers compared with December 31, 2011), these offers thus demonstrated their validity, both in terms of acquiring new customers and ensuring the loyalty of existing customers.

Simplification, added services and more competitive pricing on the Origami range of contracts

In June 2012, Orange launched its new range of Origami contracts, simpler, easier to understand and more advantageous, with i) unlimited SMS/MMS in continental France, ii) unlimited calls to four numbers included in all Origami contracts in continental France, iii) price competitiveness reviewed to ensure greater generosity on voice, internet, content and services, iv) access to top-end smartphones from one euro, and iv) exclusive services and content.

National 2G and 3G mobile roaming agreement with Free Mobile

In March 2011, France Telecom-Orange and Free Mobile (Iliad Group) signed a national 2G and 3G mobile roaming agreement. This agreement has been in effect since January 2012.

As of the signing of the roaming agreement in March 2011, revenues from this agreement were estimated at 1 billion euros over six years. The performance of the contract since the launch of Free Mobile’s commercial offers in January 2012 led the Group, in the course of 2012, to forecast substantially higher revenues than initially anticipated.

Social contract

The Group, which will see one third of its workforce retire by 2020, put everything in place for the futur contrat de génération in 2012: a plan to hire 4,000 permanent employees over three years, especially young people, a commitment to create 5,000 work-based learning placements for young people every year, schemes to pass on skills and know-how, and measures to retain seniors.

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Hiring of 4,000 permanent employees in France over the coming three years (2013-2015)

In October 2012, France Telecom-Orange presented its hiring policy in France for the 2013-2015 period. Despite the challenging economic environment, which has dragged down Group revenues and margins, connected in particular with the arrival of the fourth mobile operator in France, France Telecom-Orange reaffirmed the importance of retaining all its employees in France and of continuing to hire to face the challenges of tomorrow.

There are thus three components to the Group’s hiring policy over the coming three years: i) the hiring of 4,000 permanent employees in France, ii) the creation of 5,000 work-based learning placements for young people every year, in order to continue supporting the training and employment of young people in France, and iii) the opening of negotiations with the unions with the goal of continuing the policy of adapting work for seniors, thereby ensuring they stay with the Company while adapting their working conditions (7,000 employees were already on this scheme at end-2012).

These measures should allow the Group to adapt to a challenging economic climate, while making the retention of every employee a priority. This decision reflects France Telecom-Orange’s desire to combine, in line with the social contract, financial performance and corporate social responsibility.

New agreement on the employment of seniors (“Part-Time for Seniors” plan)

In December 2012, France Telecom-Orange and the unions signed a new agreement on the employment of seniors and measures designed to support mid to late careers. Entered into for a period of three years (2013-2015), this agreement covers all staff in France, regardless of their status, in all Group companies in which France Telecom S.A. directly or indirectly owns at least 50% of the share capital. Under this agreement, France Telecom-Orange reaffirms the importance of retaining every employee, of supporting the employment of seniors and of ensuring professional development.

This new agreement on the employment of seniors covers five main areas: i) retirement preparation and the transition between working and retirement. In return for a slight reduction in pay, employees of 55 and over may join a part-time scheme, called the “Part-Time for Seniors” plan, enabling them to prepare for retirement. The Group estimates that around 10,000 employees will opt for this new plan. At December 31, 2012, the present cost of the plan is estimated at 1,393 million euros (of which 1,107 million euros was recognized in 2012). The remainder, some 286 million euros, will be recognized from 2013 to 2019 to reflect the increasing seniority of beneficiaries expected up to retirement (see note 5 to the consolidated financial statements); ii) the bringing forward of career development; iii) the passing on of skills and know-how, and the development of mentoring; iv) the improvement of working conditions; v) the development of skills and qualifications, and access to training.

This new agreement on the employment of seniors is part of France Telecom-Orange’s social contract, the progressive performance of which since September 2010 has resulted in a return to calmer labor relations.

Roll-out of a tailored commercial and brand strategy

In order to improve its commercial effectiveness and its distribution, the Group is rolling out its Orange brand worldwide and developing new sales approaches in order to provide its customers with more targeted offers and new generations of stores. The commercial strategy built around offer segmentation has proven a success, and the Animals offers are accordingly now being marketed in seven countries.

New brand strategy and start of marketing of high capacity broadband offers in the United Kingdom

In September 2012, Everything Everywhere, the joint venture 50% owned by France Telecom-Orange and by Deutsche Telekom in the United Kingdom, unveiled its new brand strategy. EE has become the new brand for the joint venture and its integrated network infrastructure. The joint venture will use the EE brand to market its high capacity broadband offers (4G and fiber optic) as well as for all its sales outlets, representing over 700 stores. Inside the stores, the EE brand will coexist alongside the Orange and T-Mobile brands, for which the joint venture will continue to operate.

In October 2012, EE unveiled its high capacity mobile and fixed-line broadband offers (4G and fiber optic) in the United Kingdom. 4G technology will allow EE to offer its customers speeds that are on average five times faster than 3G technology. At end-2012, the joint venture’s 4G network roll-out already covered 43% of the UK population. In addition, EE will launch a new fiber optic service for consumers and businesses, with speeds that are on average ten times faster than ADSL broadband technology.

Launch of amena.com in Spain

In June 2012, Orange launched amena.com in Spain, a new mobile package service that is wholly online. Designed for customers who prefer to manage their mobile service over the Internet, amena.com offers all-in packages that are cut price, unlimited and prepaid.

Roll-out of the Orange brand in Poland and inthe Democratic Republic of the Congo

In Poland, TP S.A. adopted the Orange brand in early 2012 for its fixed-line and Internet services.

In the Democratic Republic of the Congo, Orange announced in December 2012 the launch of operations under the Orange brand, thereby giving fresh impetus to the services previously marketed under the CCT brand.

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Improving operational efficiency

In 2012, the Group continued to work on its operational efficiency and cost control program, network sharing and the pooling of activities with other operators.

Progress on Chrysalid

In 2011, the Group launched Chrysalid, an operational efficiency program running to 2015. The goal is to identify all areas in which the Group can improve its operational efficiency and optimize its practices, with a view to controlling growth in expenditure and to apply this change throughout the Group, by sharing best practices across countries. The initial goal was to cut 2.5 billion euros by 2015 (including 1.5 billion euros by 2013) from the expected increase in operational expenses compared with the cost base in 2010. In October 2012, the Group decided to speed up implementation of this program. Now, the new goal is to cut circa 3 billion euros by 2015 (including 1.8 billion euros by 2013) from the expected increase in operational expenses compared with the cost base in 2010.

Since the program’s launch, in cumulative terms for 2011 and 2012, the new goal of three billion euros has been 40% achieved, representing a total of 1,188 million euros (including 470 million euros in 2011 and 718 million euros in 2012). This amount relates to both operational expenses included in Reported EBITDA (655 million euros in 2012) and to CAPEX (63 million euros in 2012). In 2012, efforts were particularly focused on rationalizing network costs (through mobile access network sharing, optimizing transmission costs and improving maintenance processes) as well as on improving customer service (by enhancing response effectiveness and developing self-help tools).

Initial impact of NetWorks! In Poland

In Poland, the infrastructure and access network sharing launched in 2011 with the creation of NetWorks!, a joint venture between PTK Centertel, subsidiary of TP Group (France Telecom-Orange) and Polska Telefonia Cyfrowa (PTC), subsidiary of T-Mobile (Deutsche Telekom), is starting to bear fruit. Thanks to the management, planning, development and maintenance of the pooled networks, the radio coverage has been significantly enhanced, with in particular 3G exterior coverage improving by over 11 points in terms of geographic coverage and close to seven points in terms of population coverage.

Investment in networks

The roll-out of networks providing broadband and high capacity broadband Internet access remains one of the top priorities of France Telecom-Orange (see section 9.1.2.5.3 Investment projects). In France, the Group invested in high capacity mobile broadband networks (LTE, Long Term Evolution) with the acquisition in early 2012 of a second telecommunications license for the 4G mobile network. Worldwide, the Group acquired licenses and started rolling out 4G networks in France, the United Kingdom, Belgium, Luxembourg, Moldova, Romania and the Dominican Republic. With respect to high capacity fixed-line broadband networks (fiber optic), the Group significantly increased its investment in France in 2012. In the consumer sphere, the roll-out of FTTH (Fiber To The Home) is already underway in 230 municipalities comprising 8 million households in all major French cities and in 60 less densely populated metropolitan areas. In the business sphere, over 5,000 municipalities have had access to FTTO (Fiber to the Office) since January 2013. In Spain, Orange launched the roll-out of a fiber optic network in the second half of 2012. In addition, the Group has now launched 3G commercial offers in 15 African and Middle Eastern countries.

Acquisition of 4G mobile frequencies in France

In France, Orange acquired a second frequency band allocated to high capacity mobile broadband (4G). Following the acquisition in 2011 of an initial 20 MHz duplex frequency block in the 2.6 GHz band for 291 million euros, Orange was awarded, in January 2012, the right to use a second 10 MHz duplex frequency block in the 800 MHz band, part of the digital dividend, for 901 million euros including contributions to the Fonds de Réaménagement du Spectre (FRS) (see note 7 to the consolidated financial statements).

Launch of high capacity mobile broadband (4G) in France

In France, Orange is already offering 4G coverage in four cities. In addition to Marseilles (the first French city in which Orange offered 4G coverage) in June 2012, Lyons, Lille and Nantes have also enjoyed 4G network coverage since November 2012. Orange announced that 15 cities in France (including Lyons, Marseilles, Lille and Nantes) would have 4G coverage by April 2013.

Orange began marketing its initial 4G offer for small businesses and large companies in November 2012, and announced the launch of 4G offers and handsets compatible with high capacity mobile broadband for consumers from February 2013. The 4G technology will mean that Orange is able to offer customers speeds of up to 10 times faster than the 3G+ technology.

As of now, Orange has also already tripled the speed of its 3G+ network by switching to the HSPA+ technology (High Speed Packet Access+ or H+). The H+ technology, which already covers 60% of the population, enables speeds of up to three times faster than 3G+ technology (4G for its part enabling speeds of up to ten times faster than 3G+). This technology, which was previously available to businesses, is now available to consumers.

Orange mobile network ranked no. 1 by Arcep

The report published in November 2012 by Arcep (France’s Postal and Electronic Communications Regulatory Authority) on “the quality of voice and data services of (2G and 3G) mobile operators in continental France” once again reaffirmed that Orange offers the best mobile network to its 27 million customers on 192 of the 223 criteria in the report measuring the quality of voice communications, mobile Internet speeds, interpersonal services (SMS and MMS), Internet browsing and video streaming. Orange is thus no. 1 or joint no. 1 on two times more criteria than its nearest rival in terms of the quality of its mobile network.

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Partnership with Bouygues Telecom to roll out fiber optic networks in France

In January 2012, France Telecom-Orange and Bouygues Telecom signed a partnership covering the sharing of the segment of fiber optic networks (FTTH, Fiber To The Home) serving buildings in high-density areas, rolled out by France Telecom-Orange.

In January 2012, Bouygues Telecom also signed up to the offer to share the terminating segment of France Telecom-Orange’s fiber optic networks outside of high-density areas in France. For France Telecom-Orange, this partnership came on top of the agreements already signed in the second half of 2011 with Free (Iliad Group) and SFR (Vivendi Group).

Extension of Business Fiber (fiber optic network for businesses) to businesses in small and mid-sized towns in France

In line with the Group’s roll-out strategy, Orange Business Services now offers FTTO (Fiber to the Office) coverage for 77% of French companies with over 20 employees and, in December 2012, announced that from January 2013 businesses would have access to the fiber optic network at the catalogue price in over 5,000 municipalities. With 100% of major metropolitan areas of over 50,000 inhabitants covered by its fiber optic offer for businesses and 20,000 customer premises connected, Orange Business Services is thus speeding up the expansion of its high capacity broadband offer to businesses in small and mid-sized towns.

For Orange Business Services, a major player in high capacity broadband in France, this announcement strengthens the commitments made by the Group in the Conquests 2015 Plan, which aimed to make the fiber optic network available to all businesses and ten million French households by 2015.

Roll-out of a fiber optic network in Spain

In June 2012, Orange announced the roll-out in Spain of a Fiber to the home (FTTH) network. In its initial phase, this plan will see some 1.5 million households being connected up as well as stores located in the major Spanish cities. The first households were connected up at end-2012.

LION2 and ACE submarine cables operational (for the first 13 countries)

In April 2012, France Telecom-Orange announced that the LION2 (Lower Indian Ocean Network 2) submarine cable was operational. This cable, which is some 2,700 kilometers long, extends the LION (Lower Indian Ocean Network) cable, which has been operational since end-2009, into the Indian Ocean.

In December 2012, France Telecom-Orange announced that the ACE (Africa Coast to Europe) submarine cable was partially operational, involving 13 countries initially. This cable, which will stretch over 17,000 kilometers, will ultimately directly and indirectly serve 23 countries.

Content strategy

In 2010, the Group decided to refocus its audiovisual content strategy by strengthening its content distribution and aggregation business and by looking for partners for its proprietary television channels. By putting its core business back center stage, France Telecom-Orange is looking to build on the strength of its networks to distribute an offer of diverse, rich content and to thereby offer the best content on Orange TV across all platforms (television, computer, cell phones and tablet), in response to new digital usage patterns.

Changes to the strategic partnership involving the Orange cinema series (OCS) television channels

In line with the partnership signed in November 2011, in April 2012 the Canal+ Group took a 33.3% interest in Orange cinema series (OCS). This partnership goes hand-in-hand with marketing agreements in which the two groups undertake to distribute the Orange cinema series (OCS) channels. In addition, Orange cinema series channels were rebranded OCS.

In accordance with the July 2012 decision of the French Competition Authority, the Canal+ Group undertook the appointment of two independent directors to replace its current directors, but will nevertheless retain its interest in Orange cinema series (OCS). The decisions handed down by the French Competition Authority in no way impact the distribution agreements (see note 2 to the consolidated financial statements).

Changes to the Orange television sports offer

The Orange sport channel is no longer available since June 30, 2012. In order to preserve the offer’s quality, France Telecom-Orange implemented a plan built around i) a proposed subscription to the Al Jazeera sports channels (beIN SPORT 1 and beIN SPORT 2) for Orange television subscribers, and ii) the distribution by Orange of the sports news channel 365 Sport, broadcast by Media365 since September 2012.

Acquisition of 51% of Dailymotion

In July 2012, France Telecom-Orange and its fellow shareholders in Dailymotion signed agreements terminating the put and call options for 51% of the share capital of Dailymotion (options that had been agreed between them when France Telecom-Orange acquired 49% of the Company’s share capital in April 2011), and entered into an agreement providing for the purchase of said 51% in January 2013 for 61 million euros. The deal was completed, as scheduled, in January 2013, thereby raising the Group’s interest in Dailymotion to 100% (see notes 14 and 16 to the consolidated financial statements).

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Digital economy

In the emerging digital economy, the Group contributes its expertise as a telecommunications and IT infrastructure operator through its participation in a number of joint ventures and in various projects, in particular in cloud computing.

Creation of Cloudwatt, a cloud computing infrastructure joint venture with Thales and Caisse des Dépôts

In September 2012, Orange, Thales and the Caisse des Dépôts Group announced the launch of Cloudwatt, their cloud computing infrastructure joint venture. In a very fast growing global market, the goal of this Pan-European French company is to enable all IT players, businesses and public administrations to have access to cloud computing infrastructure that is competitive, high-performance and provides all the necessary guarantees in terms of security, confidentiality and data traceability.

Cloudwatt received a total of 225 million euros in equity financing. The share capital is 66.6% held by the industry partners (44.4% by Orange and 22.2% by Thales) and 33.3% by Caisse des Dépôts, which is investing in its own right and on behalf of the French State as part of the Investissements d’Avenir program. France Telecom-Orange’s investment totals 100 million euros for a 44.4% interest (see note 9 to the consolidated financial statements).

Launch of a digital economy venture capital fund with Publicis Group, in partnership with Iris Capital Management

In line with the plans announced in November 2011, in March 2012, France Telecom-Orange and Publicis Group released concrete details of their partnership with Iris Capital Management to establish one of the largest digital economy venture capital funds in Europe. France Telecom-Orange and Publicis Groupe will jointly contribute 150 million euros to this initiative. Together with the commitments already made by the existing shareholders, including the European Investment Fund and CDC Entreprises (Caisse des Dépôts Group), the total investment capacity will exceed 300 million euros.

In March 2012, France Telecom-Orange and Publicis Group each took a 24.5% minority interest in the Paris-based asset management company Iris Capital Management. The management of Iris Capital Management will retain a 51% majority interest.

Ten commitments by France Telecom-Orange to the Digital Agenda for Europe

In March 2012, France Telecom-Orange presented its ten commitments in key areas of the digital economy at a meeting in Brussels with representatives of the European Commission, the European Parliament, Member States as well as various industry bodies and think tanks. These commitments formalize the Group’s engagement with the European Commission and its commitment to the “Digital Agenda for Europe”, and underline its desire to promote growth and job creation.

France Telecom-Orange’s ten commitments are built around fast communications (high capacity mobile broadband, fiber optic), rich services (cloud computing, contactless and secure mobile payments, rich interpersonal communication, e-health) and responsible behavior (personal data protection, development, gender equality, energy efficiency).

Innovation

Key to future growth and a major factor in its differentiation from competitors, innovation is at the heart of the Group’s business strategy.

Show Hello

In November 2012, as part of Show Hello, Orange presented eight major innovations that will very quickly enhance the digital lives of its customers. These eight innovations, products and services, will be on the market by spring 2013, and are split into four major groupings:

•

My networks

•

high capacity mobile broadband, with four cities already enjoying 4G coverage in 2012, the availability of the first 4G offer for businesses since November 2012, and for consumers since February 2013;

•

fiber optics of up to 200 Mbps for eligible customers who so desire, and who have the new Livebox Play from February 2013;

•

My home life

•

the new Livebox Play range, which, thanks to its power and user-friendliness, offers a rich browsing and entertainment experience, and has been on the market since February 2013;

•

My data

•

the Orange Cloud, a 50 GB secure digital locker for every user, upgraded to 100 GB since February 2013 i) for customers connected to the fiber optic network and with a Livebox Play, and ii) for 4G mobile customers;

•

contactless payment (NFC, Near Field Communication), with over 20 compatible cell phones in Orange stores, and in daily life thanks to partnerships signed with the leading banking groups;

•

My communications

•

Joyn (RCS, Rich Communications Suite), the new communications standard offering a rich user-friendly experience (videoconferencing, sharing, chat, etc.), which has already been rolled out in Spain and will be available from 2013 in Slovakia, Poland, Belgium, Romania and France;

•

LibOn, an application allowing users to make high definition voice calls, chat freely and create personalized welcome messages, all from within a single highly intuitive application (already available for iOS, this free application will be available for Android in early 2013);

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•

a partnership with Facebook, to offer more communications tools in social networks, with, in summer 2013, an initial public telephone conferencing service.

Change in asset portfolio

In 2012, France-Telecom-Orange pushed forward with its international development strategy, with a view to developing its growth drivers, by i) changing the shareholders’ agreement relating to ECMS in Egypt, and ii) increasing the Group’s interest in that company. In Spain, Orange strengthened its presence in the mobile telephony market through the acquisition, in December 2012, of 100% of Simyo (around 380,000 customers), a mobile virtual network operator previously owned by KPN. Alongside this, the Group completed the disposal of its operations in Switzerland (early 2012), in Austria (early 2013), and in February 2013 announced the signing of an agreement to dispose of its operations in Portugal. These deals reflect the strategy of optimizing the Group’s asset portfolio, announced in May 2011.

Acquisition of 57.6% of ECMS in Egypt

In April 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E (OTMT) signed agreements amending the agreements they had signed in May 2010. The new agreements signed involve the partial disposal of shares in ECMS directly and indirectly held by OTMT, changes to the partnership between France Telecom-Orange and OTMT as well as the terms and conditions for OTMT’s ultimate exit from the share capital of ECMS.

To this end, MT Telecom SCRL, a wholly owned subsidiary of France Telecom-Orange, made a public tender offer in May 2012 for 100% of the share capital of ECMS. This deal enabled France Telecom-Orange to raise its interest in ECMS from 36.36% to 93.92%, the remaining shares being held by OTMT, which retains a 5% interest (as per the terms of the agreements), and the other shareholders who didn’t take up the public tender offer and who account for 1.08%.

The Group paid a total of 1,489 million euros to acquire the shares in ECMS from OTMT and the free float (excluding the effect of foreign exchange hedging) (see notes 2 and 10 to the consolidated financial statements).

Disposal of 100% of Orange Suisse

In accordance with the agreement signed in December 2011, France Telecom-Orange disposed of 100% of Orange Communication S.A. (Orange Suisse) in February 2012. After accounting for transaction-related items, France Telecom-Orange received a total of 1,386 million euros net of the outflows required to unwind foreign exchange hedging.

This resulted in a gain on the disposal of Orange Suisse of 92 million euros (see note 2 to the consolidated financial statements).

Disposal of 35% of Orange Austria in Austria

In accordance with the agreement signed in February 2012, the France Telecom-Orange Group and its partner Mid Europa Partners (MEP), respectively holding 35% and 65% of Orange Austria, disposed of 100% of their interest in January 2013. On the basis of an enterprise value of circa 1.3 billion euros, France Telecom-Orange received (and recognized under gains (losses) on disposal in the 2013 income statement) circa 70 million euros for the disposal of its interest (see note 16 to the consolidated financial statements).

Disposal of 20% of Sonaecom in Portugal

In February 2013, Sonae and France Telecom-Orange signed an agreement providing for put and call options over France Telecom-Orange’s full interest, i.e. 20%, in Sonaecom, a telecommunications operator in Portugal. The Sonae call option will be exercisable for a period of 18 months, following which a put option may be exercised by France Telecom-Orange for a period of three months. Both options are exercisable at a price of 99 million euros. This price could, however, rise to 113 million euros were a significant deal involving Sonaecom, or any of its main assets, and which would result in the consolidation or restructuring of the country’s telecommunications sector, to take place within 24 months of the signing of this agreement.

This agreement is subject to confirmation by the Portuguese Securities Market Commission (CMVM) that the agreement does not constitute an action in concert.

Litigation

Final settlement of the dispute between TP S.A. and DPTG in Poland

In January 2012, TP S.A., 50.7%-owned subsidiary of France Telecom-Orange, and DPTG (Danish Polish Telecommunications Group) signed an agreement finally settling the proceedings between the two groups arising from a 2001 dispute as to the interpretation of an agreement entered into in 1991 for the supply of components of a fiber optic transmission system, called the North-South Link (NSL), by DPTG to the Polish Posts and Telecommunications Administration, of which TP S.A. is the successor.

As a result of this settlement, in January 2012, TP S.A. paid a total of 550 million euros to DPTG which, in return, waived all its legal rights and rights of action. Provisions had already been funded for the full amount at December 31, 2011 (see Consolidated statement of cash flows and note 15 to the consolidated financial statements).

Orange France, France Telecom S.A. and SFR fined by the French Competition Authority for excessive price discrimination practices between networks under unlimited plans

In December 2012, the French Competition Authority, in response to a complaint by Bouygues Telecom in October 2006, fined Orange France and France Telecom S.A. 117 million euros (and SFR 66 million euros) for having practiced excessive price discrimination between calls to their own network and those to competitor networks under unlimited plans launched in 2005. France Telecom S.A. and Orange France appealed to the Paris Court of Appeal in January 2013 (see note 15 to the consolidated financial statements).

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Implementation of the December 2011 decision of the European Commission requiring France Telecom S.A. to pay contributions for so-called “non-common risks” (primarily unemployment) for civil servants

In May 2008, the European Commission launched an in-depth investigation into compliance (with Community regulations on State aid) of the reform of the regime governing France Telecom S.A.’s contribution to the pensions of its staff classified as French civil servants.

In a decision handed down on December 20, 2011, the European Commission ordered the French State to bring the calculation of France Telecom S.A.’s social contributions into line with that of its competitors, including for so-called “non-common” risks (not faced by civil servants), namely contributions for unemployment risk and for risk of non-payment of salaries in the event of the Company’s bankruptcy or liquidation. According to calculations by the French authorities, the methodology applied by the European Commission means that France Telecom S.A. has been liable for monthly contributions since January 12, 2012.

Pursuant to the decision of the European Commission, legislation to this effect was passed on August 16, 2012 and an implementing decree was published on November 28, 2012 (this scheme being retroactively applicable to the contribution due on the compensation paid in 2012). As a result, France Telecom S.A. paid the full amount of contributions due to the State, totaling 122 million euros, in December 2012, and has now been paying these contributions directly to the collection agencies since December 2012.

France Telecom S.A and the French State have appealed to the General Court of the European Union (GCEU) seeking to have the European Commission’s decision quashed. This appeal does not, however, have a suspensive effect (see note 15 to consolidated financial statements).

Penal proceedings

As part of the judicial inquiry launched in 2010 following the labor upheaval seen at the Group in 2008 and 2009, France Telecom S.A. was formally indicted on July 6, 2012 for psychological harassment and interfering with the proper functioning of staff representative bodies.

Dividends

The Shareholders’ Meeting of France Telecom S.A. held on June 5, 2012 resolved to pay out a dividend of 1.40 euros per share in respect of 2011. Given the interim dividend of 0.60 euros per share, which was paid out on September 8, 2011 for a total of 1,585 million euros, the remainder of the dividend, which totaled 0.80 euros per share, was paid out on June 13, 2012 and amounted to a total of 2,104 million euros. In addition, the Board of Directors’ Meeting on July 25, 2012 resolved to pay an interim dividend in respect of 2012 of 0.58 euros per share (i.e. 0.60 euros before the additional 3% contribution on dividends distributed), based on the results of the first half of 2012. This interim dividend was paid out on September 12, 2012 for a total of 1,528 million euros (see note 13 to the consolidated financial statements).

9.1.1.5    Economic and political risks in sensitive areas

As part of its strategy, France Telecom-Orange is exploring sources of growth in new countries and businesses. France Telecom-Orange has thus invested in telecommunications companies in Eastern Europe, the Middle East (notably in Egypt and Jordan) and in Africa (notably in Mali and Tunisia). These regions continue to see political or economic instability that affected the operations and results of Group companies in these countries (see in particular section 9.1.3.4 Rest of the World regarding the situation in Egypt and note 6 to the consolidated financial statements).

In Europe, the various possible ways in which the financial and economic crisis could play out (in particular in terms of consumer behavior), government and European fiscal retrenchment, the policy applied by the European Central Bank (ECB), and the behavior of the fixed income markets all represent risks. In 2012, the macro-economic climate notably deteriorated in Spain, with repercussions on consumer behavior (see in particular section 9.1.3.2 Spain).

For further information on the risks relating to these investments as well as the other risk factors, see section 4 Risk Factors of the 2012 Registration Document.

9.1.2   Analysis of the Group’s income statement and capital expenditures

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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9.1.2.1    From Group revenues to Reported EBITDA

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	43,515	44,703	45,277	(2.7)%	(3.9)%	45,503
External purchases (2)	(19,100)	(19,329)	(19,638)	(1.2)%	(2.7)%	(19,375)
Other operating income and expense (2)	179	(21)	(33)	N/A	N/A	(248)
Labor expenses (2)	(10,363)	(8,768)	(8,815)	18.2%	17.6%	(9,214)
Operating taxes and levies (2)	(1,857)	(1,775)	(1,772)	4.6%	4.7%	(1,711)
Gain on disposal	158	50	246	214.7%	(35.9)%	62
Restructuring costs and similar items	(37)	(130)	(136)	(71.7)%	(72.8)%	(680)
Reported EBITDA	12,495	14,730	15,129	(15.2)%	(17.4)%	14,337
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

9.1.2.1.1    Revenue

Change in revenues

REVENUES (2) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
France	21,431	22,560	22,534	(5.0)%	(4.9)%	23,308
Spain	4,027	3,989	3,993	0.9%	0.9%	3,821
Poland	3,381	3,526	3,625	(4.1)%	(6.7)%	3,934
Rest of the World	8,281	8,164	8,795	1.4%	(5.8)%	8,248
Enterprise	7,001	7,196	7,101	(2.7)%	(1.4)%	7,216
International Carriers & Shared Services	1,623	1,585	1,610	2.4%	0.8%	1,600
Eliminations and others	(2,229)	(2,317)	(2,381)			(2,624)
TOTAL GROUP	43,515	44,703	45,277	(2.7)%	(3.9)%	45,503
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See note 3 to the consolidated financial statements.

2012 vs. 2011

The revenues of the France Telecom-Orange Group totaled 43,515 million euros in 2012, down 3.9% on a historical basis and 2.7% on a comparable basis compared with 2011.

On a historical basis, the 3.9% or 1,762 million euros decline in Group revenues between 2011 and 2012 reflected:

•

i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 787 million euros and mainly consisting of the impact of the disposal of Orange Suisse on February 29, 2012 for 827 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations, amounting to 213 million euros, mainly due to changes in the strength of the US dollar (94 million euros) and the Egyptian pound (73 million euros) against the euro; and

•

organic changes on a comparable basis, i.e. a 1,188 million euros decline in revenues.

On a comparable basis, the 2.7% or 1,188 million euros decline in Group revenues between 2011 and 2012 was attributable in large part to the negative effect of the fall in regulated prices (916 million euros), particularly in France, Spain, Poland and Belgium:

•

the change in revenues in France (down 5.0% or 1,129 million euros), was attributable mainly to the negative effect of the fall in regulated prices, the decline in traditional telephone services (subscriptions and calling services), and the heightened competition following the arrival of the fourth mobile operator. However, the success of the segmented offers strategy (Open and Origami ranges from Orange, Sosh brand), the effects of the national roaming agreement signed with the fourth mobile operator, the increased use of smartphones, the growth of data services, and the increased number of fixed-line broadband customers and services made it possible to partially offset these negative effects in 2012. Between 2011 and 2012, revenues from the mobile business in France were down 2.2% (but up 3.2% excluding the effect of the fall in regulated prices, and despite the heightened competitive pressure resulting from the arrival of the fourth mobile operator);

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•

in Spain, the change in revenues was favorably decorrelated with GDP and telecommunications market performance, growing 0.9% (38 million euros) year-on-year. The continued sustained growth in the fixed-line business (up 8.8%), in line with the development of broadband, offset the 0.7% decline in mobile services, attributable to the negative effect of the fall in regulated prices (between 2011 and 2012, revenues from mobile services were in fact up 2.4% excluding the effect of the fall in regulated prices);

•

the decline in revenues in Poland (down 4.1% or 145 million euros) was primarily due to the downward trend on the switched telephone network (subscriptions and calling services), the negative effect of the fall in regulated prices, the heightened competitive pressure and the deterioration in the macroeconomic environment. Mobile services in Poland saw a 3.0% drop in revenues (but still up 0.3% excluding the effect of the fall in regulated prices between 2011 and 2012);

•

revenues from the Rest of the World were up 1.4% or 117 million euros year-on-year. This performance was attributable to higher revenues in Africa and the Middle East, with, in particular, a sharp recovery in the Ivory Coast (due notably to political events in that country in the first half of 2011), and more broadly to a strong performance in African countries (especially Guinea, Cameroon and Niger). Conversely, the decline in revenues in Europe was the result of the negative effect of the fall in regulated prices (primarily in Belgium, Romania and Slovakia) and, to a lesser extent, the adverse business performance in Slovakia;

•

Enterprise revenues were down 2.7% or 195 million euros between 2011 and 2012, due to the accelerated decline in legacy networks. Between 2011 and 2012, this performance was only partially offset by the solid performance of mature networks, as well as the growth of i) growing networks and ii) services; finally,

•

revenues from International Carriers & Shared Services were up 2.4% or 38 million euros year-on-year, in particular due to higher international roaming revenues, relating largely to the development of the policy of integrating traffic from subsidiaries onto the Group network.

2011 vs. 2010

The revenues of the France Telecom-Orange Group totaled 45,277 million euros in 2011, down 0.5% on a historical basis and 1.6% on a comparable basis compared with 2010.

On a historical basis, the 0.5% or 226 million euros decline in Group revenues between 2010 and 2011 reflected:

•

the positive impact of changes in the scope of consolidation and other changes, which amounted to 770 million euros and mainly comprised the 687 million euros stemming from the full consolidation of Mobinil and its subsidiaries on July 13, 2010;

•

more than offset i) by the negative effect of foreign exchange fluctuations, amounting to 253 million euros, mainly due to changes in the strength of the Egyptian pound (136 million euros) and the Polish zloty (114 million euros) against the euro, as well as ii) organic change on a comparable basis, representing a 743 million euros decline in revenues.

On a comparable basis, the 1.6% or 743 million euros decline in Group revenues between 2010 and 2011 was attributable in large part to the negative effect of the fall in regulated prices (748 million euros), particularly in France, Spain, Belgium, Poland and Switzerland:

•

the change in revenues in France (down 3.3% or 780 million euros) was mainly due to the negative effect of the fall in regulated prices, and, to a lesser extent, to the decline in traditional telephone services (subscriptions and calling services) and the adverse impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011. Against a challenging economic backdrop, the mobile business in France saw revenues rise 0.8% (4.3% excluding the effect of the fall in regulated prices) between 2010 and 2011;

•

conversely, revenues in Spain grew 4.5% or 172 million euros year-on-year. Continuing the gradual improvement seen over a number of half-year periods, revenues are now driven by growth in both mobile services and fixed-line activities, despite the negative effect of the fall in regulated prices. Revenues from mobile services in Spain notably grew 4.1% (7.1% excluding the effect of the fall in regulated prices) between 2010 and 2011;

•

the decline in revenues in Poland (down 4.1% or 156 million euros) was in large part due to the fall-off in traditional telephone services (subscriptions and calling services), as well as, to a lesser extent, to the negative effect of the fall in regulated prices. Overall, revenues in Poland fell at a slower rate of 4.1% between 2010 and 2011, compared with a fall of 5.1% between 2009 and 2010. Mobile services in Poland saw a very modest 0.1% drop in revenues (but up 3.1% excluding the effect of the fall in regulated prices) between 2010 and 2011;

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•

revenues from the Rest of the world were down 0.9% or 84 million euros year-on-year. This performance was largely due to the fall-off in revenues in Western Europe (Switzerland and Belgium, primarily as a result of the negative effect of the fall in regulated prices) and, to a lesser extent, in Central Europe (Romania and Slovakia). Revenues in Africa and the Middle East were for their part almost unchanged, although on the back of mixed performances: i) sharp falls in the Ivory Coast (-9.0%) and in Egypt (-5.9%), as a result of the political upheaval in these two countries in the first half of 2011 and a boycott of Mobinil in Egypt in the second half of 2011 and ii) conversely, dynamic growth in the rest of Africa and the Middle East (+6.1%);

•

Enterprise revenues were down 1.6% or 112 million euros between 2010 and 2011. The Enterprise business continues to be affected by the downward trend in legacy networks, while nevertheless largely offset by an increase in services for growing networks and the solid performance of mature networks. Overall, Enterprise revenues fell at a markedly slower rate of 1.6% between 2010 and 2011, following a fall of 4.8% between 2009 and 2010; finally,

•

revenues from International Carriers & Shared Services were down 1.0% or 16 million euros year-on-year as a result of a fall-off in international transit services.

Changes in the number of customers

CUSTOMERS (2) (in millions, at end of period)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Number of mobile customers (3)	172.4	165.0	167.4	4.5%	3.0%	150.4
Number of contract customers	57.0	53.2	54.2	7.2%	5.2%	51.2
Number of prepaid customers	115.4	111.8	113.2	3.3%	2.0%	99.2
Number of fixed-line telephony customers	43.2	44.3	44.3	(2.5)%	(2.5)%	45.1
Number of Internet customers	15.1	14.7	14.7	2.9%	2.8%	14.1
of which number of broadband Internet customers	14.9	14.4	14.4	3.4%	3.4%	13.7
GROUP TOTAL (3)	230.7	223.9	226.3	3.0%	1.9%	209.6

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  The number of France Telecom-Orange Group customers is calculated i) in its entirety in the case of fully consolidated entities and ii) in proportion to the Group’s interest in the case of entities accounted for under the equity method (see note 9 to the consolidated financial statements).

(3)  Excluding customers of mobile virtual network operators (MVNOs).

9.1.2.1.2    Reported EBITDA and restated EBITDA

Reported EBITDA and restated EBITDA are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

2012 vs. 2011

The Reported EBITDA of the France Telecom-Orange Group totaled 12,495 million euros in 2012, down 17.4% on a historical basis and 15.2% on a comparable basis compared with 2011. The ratio of Reported EBITDA to revenues was 28.7% in 2012, down 4.7 points on a historical basis and 4.2 points on a comparable basis compared with 2011.

On a historical basis, the 17.4% or 2,634 million euros decline in Group Reported EBITDA between 2011 and 2012 reflected:

•

i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 435 million euros and mainly consisting of the impact of the disposal of a) Orange Suisse on February 29, 2012 for 220 million euros, and b) of TP Emitel on June 22, 2011 for 220 million euros, ii) partially offset by the positive effect of foreign exchange fluctuations, amounting to 36 million euros;

•

by organic change on a comparable basis, i.e. a 2,235 million euros decrease in Reported EBITDA.

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On a comparable basis, Group Reported EBITDA was down 15.2% or 2,235 million euros between 2011 and 2012. This change is detailed in the following table.

CHANGE IN REPORTED EBITDA – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
2011 Reported EBITDA (historical basis)	15,129
Foreign exchange fluctuations (1)	36
Changes in the scope of consolidation and other changes (1)	(435)
2011 Reported EBITDA (comparable basis) (1)	14,730
Increase (decrease) in revenues	(1,188)
Effect of the fall in regulated prices	(916)
Others	(272)
Decrease (increase) in external purchases (2)	229
Decrease (increase) in commercial expenses and content costs	181
Decrease (increase) in service fees and inter-operator costs	330
Effect of the fall in regulated prices	600
Others	(270)
Decrease (increase) in other network expenses and IT expenses	(158)
Decrease (increase) in other external purchases	(124)
Decrease (increase) in other operating expense (net of other operating income) (2)	200
Change in net income (net expense) on various legal disputes	240
Compensation paid to OTMT for the transfer to France Telecom of the services contract between OTMT and ECMS (3) (4)	(110)
Others	70
Decrease (increase) in labor expenses (2)	(1,595)
Change in the expense for the “Part-Time for Seniors” plan in France and other labor related items (3)	(1,285)
Contributions for so-called “non-common risks” (primarily unemployment) for France Telecom civil servants (3)	(122)
Others	(188)
Decrease (increase) in operating taxes and levies (2)	(82)
Legal dispute connected with the Business tax in France over the period 1999-2002	(90)
Others	8
Increase (decrease) in gains (losses) on disposal	108
Gain on disposal of Orange Suisse (3)	92
Others	16
Decrease (increase) in restructuring costs and similar items	93
Provision for restructuring of the Orange sport and Orange cinema series (OCS) businesses in 2011	19
Others	74
2012 Reported EBITDA	12,495

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See the Financial glossary appendix.

(3)  See section 9.1.1.4 Significant events.

(4)  Excluding related stamp duty of 6 million euros (see note 2 to the consolidated financial statements).

The France Telecom-Orange Group’s Reported EBITDA includes:

•

in 2012, in the negative amount of 1,289 million euros:

•

1,293 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 1,245 million euros following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see section 9.1.1.4 Significant events),

•

net income of 117 million euros on various legal disputes,

•

a 116 million euros expense (including stamp duty) relating to the 110 million euros in compensation paid to OTMT for the transfer to France Telecom-Orange of the services contract between OTMT and ECMS (see section 9.1.1.4 Significant events),

•

a 92 million euros gain on disposal from the disposal of Orange Suisse (see section 9.1.1.4 Significant events), and

•

a 90 million euros expense for a legal dispute connected with the Business Tax in France over the period 1999-2002; and

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•

in 2011, for a total positive amount of 47 million euros on a historical basis (and for a negative amount of 150 million euros on a comparable basis):

•

a gain on disposal of 197 million euros on a historical basis (zero on a comparable basis, see section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis) on the disposal by TP S.A. of its subsidiary TP Emitel (see note 2 to the consolidated financial statements),

•

a net expense of 123 million euros on various legal disputes,

•

an additional provision of 19 million euros covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France (see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements), and

•

eight million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France (see note 5 to the consolidated financial statements).

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

REPORTED EBITDA & RESTATED EBITDA – 2012 VS. 2011 (in millions of euros)		Financial years ended December 31
		2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis
Reported EBITDA	(a)	12,495	14,730	15,129	(15.2)%	(17.4)%
As % of revenues		28.7%	33.0%	33.4%
Expense for the “Part-Time for Seniors” plan in France and other labor related items (2)		(1,293)	(8)	(8)
Compensation paid to OTMT for the transfer to France Telecom of the services contract between OTMT and ECMS (3)		(116)	-	-
Legal dispute connected with the Business tax in France over the period 1999-2002		(90)	-	-
Net income (net expense) on various legal disputes		117	(123)	(123)
Gain on disposal of Orange Suisse (3)		92	-	-
Gain on disposal of TP Emitel in Poland		-	-	197
Provision for restructuring of the Orange sport and Orange cinema series (OCS) businesses (3)		-	(19)	(19)
Total restated items	(b)	(1,289)	(150)	47
Restated EBITDA	(a-b)	13,785	14,879	15,083	(7.4)%	(8.6)%
As % of revenues		31.7%	33.3%	33.3%

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Including 1,245 million euros for the “Part-Time for Seniors” plan in France following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see section 9.1.1.4 Significant events and note 5 to the consolidated financial statements).

(3)  See section 9.1.1.4 Significant events.

On a comparable basis and after factoring in items restated in 2011 and 2012, restated EBITDA (see above) would have fallen 7.4% or 1,095 million euros between 2011 and 2012, mainly due to:

•

the 2.7% or 1,188 million euros reduction in revenues owing primarily to i) the adverse effect of the fall in regulated prices totaling 916 million euros, particularly in France, Spain, Poland and Belgium, ii) the fall-off in traditional telephone services (subscriptions and calling services) for consumers and businesses, for the most part in France and Poland, and iii) the heightened competition, especially in France with the arrival of the 4th mobile operator, and in Poland;

•

the 3.5% or 309 million euros increase in labor expenses (see the Financial glossary appendix) stemming from:

•

the increase in wages and employee benefit expenses, linked to higher salaries and incentive bonuses, and the increase in the employer contribution in France (forfait social -contribution on certain items of compensation, primarily on employee profit-sharing and incentive bonuses, raised from 6% in 2011 to 8% and then 20% in 2012),

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•

the recognition in 2012 of a 122 million euros expense for contributions for so-called “non-common risks” (primarily unemployment) for France Telecom-Orange civil servants in connection with the dispute between the Group and the European Commission regarding the latter’s December 2011 decision (see 9.1.1.4 Significant events),

•

partially offset by the positive impact of the lower average number of employees (full-time equivalents, see the Financial glossary appendix) and, to a lesser extent, the lower level of employee profit-sharing;

•

the 5.7% or 158 million euros increase in other network expenses and IT expenses, mainly resulting from i) the rise in subcontracting expenses for technical operation and maintenance (primarily due to higher energy costs), and ii) the increase in IT expenses (as a result of the transformation and convergence projects), primarily in France; and

•

the 3.2% or 124 million euros increase in other external purchases, due in particular to the increase in property costs (lease payments).

These negative items were partially offset by:

•

the 5.7% or 330 million euros reduction in service fees and inter-operator costs, the impact of higher traffic volumes, due in particular to the continued growth of text messaging (SMS) and the increase in traffic with other operators, being more than offset by the positive effect of the fall in regulated prices on interconnection costs totaling 600 million euros;

•

the 2.6% or 181 million euros decline in commercial expenses and content costs, mainly due to i) the reduction in commercial expenses, achieved through more selective handset subsidies, and ii) the lower level of content costs following the closure of Orange sport and the restructuring of the Orange cinema series business (OCS, see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements);

•

the 74 million euros reduction in restructuring costs and similar items, and the 69 million euros reduction in other operating expense (net of other operating income).

After factoring in items restated in 2011 and 2012, the ratio of restated EBITDA (see above) to revenues would have been 31.7% in 2012, down 1.6 points on 2011 on a comparable basis.

2011 vs. 2010

The Reported EBITDA of the France Telecom-Orange Group totaled 15,129 million euros in 2011, up 5.5% on a historical basis and 4.1% on a comparable basis compared with 2010. The ratio of Reported EBITDA to revenues was 33.4% in 2011, up 1.9 points on a historical basis and 1.8 points on a comparable basis compared with 2010.

On a historical basis, the 5.5% or 792 million euros increase in Group Reported EBITDA between 2010 and 2011 was attributable to:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 293 million euros and mainly consisting of the 290 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010, ii) partially offset by the negative effect of foreign exchange fluctuations, amounting to 102 million euros, mainly due to changes in the strength of the Egyptian pound (53 million euros) and the Polish zloty (34 million euros) against the euro; and

•

by organic change on a comparable basis, i.e. a 601 million euros increase in Reported EBITDA.

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On a comparable basis, Group Reported EBITDA was down 4.1% or 601 million euros between 2010 and 2011. This change is detailed in the following table.

CHANGE IN REPORTED EBITDA – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
2010 Reported EBITDA (historical basis)	14,337
Foreign exchange fluctuations (1)	(102)
Changes in the scope of consolidation and other changes (1)	293
2010 Reported EBITDA (comparable basis) (1)	14,528
Increase (decrease) in revenues	(743)
Effect of the fall in regulated prices	(748)
Others	5
Decrease (increase) in external purchases (2)	(28)
Decrease (increase) in commercial expenses and content costs	(248)
Decrease (increase) in service fees and inter-operator costs	265
Effect of the fall in regulated prices	521
Others	(256)
Decrease (increase) in other network expenses and IT expenses	(45)
Decrease (increase) in other external purchases	-
Decrease (increase) in other operating expense (net of other operating income) (2)	202
Change in net income (net expense) on various legal disputes	156
Others	46
Decrease (increase) in labor expenses (2)	461
Change in the expense for the “Part-Time for Seniors” (TPS) plan in France and other labor related items	484
Others	(23)
Decrease (increase) in operating taxes and levies (2)	(17)
Increase (decrease) in gains (losses) on disposal	183
Gain on disposal of TP Emitel by TP S.A. in Poland	197
Others	(14)
Decrease (increase) in restructuring costs and similar items	543
Change in the provision covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses	528
Others	15
2011 Reported EBITDA (historical basis)	15,129
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

The France Telecom-Orange Group’s Reported EBITDA includes:

•

in 2011, for a total positive amount of 47 million euros on a historical basis:

•

gain of 197 million euros on the disposal by TP S.A. of its subsidiary TP Emitel (see note 2 to the consolidated financial statements),

•

a net expense of 123 million euros on various legal disputes,

•

an additional provision of 19 million euros covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France (see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements), and

•

eight million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France (see note 5 to the consolidated financial statements); and

•

in 2010, for a negative total of 1,317 million euros on both a historical basis and a comparable basis:

•

a provision of 547 million euros covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France (see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements),

•

an additional provision of 492 million euros covering the “Part-Time for Seniors” plan in France following the agreement on the employment of seniors signed in November 2009 and the amendment signed in December 2010 (see note 5 to the consolidated financial statements), and

•

a net expense of 278 million euros on various legal disputes.

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To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

REPORTED EBITDA & RESTATED EBITDA – 2011 VS. 2010 (in millions of euros)		Financial years ended December 31
		2011 data on a historical basis	2010 data on a comparable basis (1)	2010 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis
Reported EBITDA	(a)	15,129	14,528	14,337	4.1%	5.5%
As % of revenues		33.4%	31.6%	31.5%
Gain on disposal of TP Emitel in Poland		197	-	-
Net income (net expense) on various legal disputes		(123)	(278)	(278)
Provision for restructuring of the Orange sport and Orange cinema series (OCS) businesses (2)		(19)	(547)	(547)
Expense for the “Part-Time for Seniors” (TPS) plan in France and other labor related items		(8)	(492)	(492)
Total restated items	(b)	47	(1,317)	(1,317)
Restated EBITDA	(a-b)	15,083	15,846	15,655	(4.8)%	(3.7)%
As % of revenues		33.3%	34.4%	34.4%
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See section 9.1.1.4 Significant events.

On a comparable basis and after factoring in items restated in 2010 and 2011, restated EBITDA (see above) would have fallen 4.8% or 763 million euros between 2010 and 2011, largely attributable to:

•

a 1.6% or 743 million euros drop in revenues, mainly due to i) the negative effect of the fall in regulated prices of 748 million euros, in particular in France, Belgium, Spain, Switzerland and Poland and ii), to a lesser extent, the adverse impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011 in France, of 129 million euros;

•

a 4.9% or 331 million euros increase in commercial expenses, in large part due to i) increased purchases of handsets and other products sold, particularly in Spain, France and the Rest of the World (Belgium, Romania, Switzerland, etc.) primarily as a result of the rise in the proportion of purchases of high-end mobile handsets and the strengthening of the customer loyalty policy, as well as for Enterprise services (substantial equipment deliveries in the US in 2011) and ii), to a lesser extent, the adverse impact of the VAT increase that came into effect on January 1, 2011 in France and which resulted in an additional 24 million euros in customer loyalty spending;

•

a 1.7% or 45 million euros increase in other network expenses and IT expenses, mainly resulting from the rise in sub-contracting expenses for technical operation and maintenance, primarily in France, as a result of the increased number of transmitter sites in service and the higher cost of electricity; and

•

a 0.3% or 24 million euros increase in labor expenses, stemming from the increase in wages and employee benefit expenses, which was nevertheless largely offset by i) the lower level of employee profit-sharing and ii), to a lesser extent, the decline in the share-based compensation expense.

These negative items were partially offset by:

•

a 4.3% or 266 million euros reduction in service fees and inter-operator costs, attributable to i) the positive effect of the fall in regulated prices on interconnection costs of 521 million euros, ii) the fall in interconnection costs of enterprise services, reflecting a slowdown in business, and iii) making it possible to offset the impact of higher traffic volumes, in particular of text messages (SMS);

•

an 83 million euros decline in content costs and other external purchases, as a result of i) the elimination in 2011 of losses stemming from the Orange sport and Orange cinema series (OCS) businesses in France, by means of a 248 million reversal of the restructuring provision (see note 4 to the consolidated financial statements), ii) partially offset by higher purchases primarily of music and television rights content in France (Deezer, video-on-demand, copyright, etc.); and

•

the 46 million euros reduction in other operating expense (net of other operating income).

After factoring in items restated in 2010 and 2011, the ratio of restated EBITDA (see above) to revenues would have been 33.3% in 2011, down 1.1 points on 2010 on a comparable basis.

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9.1.2.2    From Group Reported EBITDA to operating income

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Reported EBITDA	12,495	14,730	15,129	(15.2)%	(17.4)%	14,337
Depreciation and amortization	(6,329)	(6,627)	(6,735)	(4.5)%	(6.0)%	(6,461)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	642	-	-	336
Impairment of goodwill	(1,732)	(618)	(611)	180.3%	183.5%	(509)
Impairment of fixed assets	(109)	(388)	(380)	(71.9)%	(71.3)%	(127)
Share of profits (losses) of associates	(262)	(98)	(97)	168.6%	169.5%	(14)
Operating income	4,063	6,999	7,948	(41.9)%	(48.9)%	7,562
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

2012 vs. 2011

In 2012, the operating income of the France Telecom-Orange Group totaled 4,063 million euros, down 48.9% on a historical basis and 41.9% on a comparable basis compared with 2011.

CHANGE IN OPERATING INCOME – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
2011 operating income (historical basis)	7,948
Foreign exchange fluctuations (1)	(20)
Changes in the scope of consolidation and other changes (1)	(929)
2011 operating income (comparable basis) (1)	6,999
Increase (decrease) in Reported EBITDA	(2,235)
Decrease (increase) in depreciation and amortization	298
Decrease (increase) in impairment of goodwill	(1,114)
Decrease (increase) in impairment of fixed assets	279
Change in share of profits (losses) of associates	(164)
2012 operating income	4,063
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 48.9% or 3,885 million euros decline in Group operating income between 2011 and 2012 reflected:

•

the adverse impact of changes in the scope of consolidation and other changes, amounting to 929 million euros and mainly consisting of i) the effect of the reclassification of cumulative translation adjustment from liquidated entities in the United Kingdom in 2011 for 642 million euros (see note 13.5 to the consolidated financial statements), ii) the impact of the disposal of TP Emitel on June 22, 2011 for 212 million euros, and iii) the impact of the disposal of Orange Suisse on February 29, 2012 for 64 million euros;

•

the adverse effect of foreign exchange fluctuations, totaling 20 million euros; and

•

organic changes on a comparable basis, i.e. a 2,936 million euros decline in operating income.

On a comparable basis, the 41.9% or 2,936 million euros decline in Group operating income between 2011 and 2012 was attributable mainly to:

•

the 2,235 million euros fall in Reported EBITDA;

•

the 1,114 million euros increase in impairment of goodwill (see note 6 to the consolidated financial statements), as a result of the recognition of:

•

in 2012, an impairment loss of 1,732 million euros primarily in connection with Poland, Egypt, Romania and, to a lesser extent, Belgium. In Poland, the 889 million euros in goodwill impairment reflected the impact on future cash flows of heightened competitive pressure in the mobile and fixed-line markets and a reduction in mobile call termination rates. In Egypt, the 400 million euros in goodwill impairment (wholly attributed to the Group in light of the changes to the shareholders’ agreement relating to ECMS in 2012, see section 9.1.1.4 Significant events) reflected the impact of the political and economic environment and the performance achieved in 2012 (winning back business and growing the customer base, but pricing pressure and a fall in tourism significantly impacted roaming revenues) associated with the fact that the discount rate (after tax) was raised from 13.0% to 14.0%. In Romania, the 359 million euros in impairment losses mainly reflected the impact on projected cash flows of i) a further reduction in mobile termination rates imposed by the regulator in 2012, and ii) a limited presence in the multiplay offers segment. In Belgium, the 76 million euros in goodwill impairment reflected the impact on future cash flows of i) a new entrant resulting in price cuts, ii) still limited bundled packages, as well as iii) the reduction in the perpetual growth rate from 1.5% to 0.5%,

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•

in 2011, 618 million euros in impairment losses, on a comparable basis, including 456 million euros for Egypt and 156 million euros for Romania. In Egypt, the 456 million euros in goodwill impairment (449 million euros on a historical basis, including 286 million euros attributable to minority shareholders) reflected the impact of i) a lower level of performance in 2011 and the effect of the political and economic backdrop on anticipated business volumes, as well as ii) the raising of the discount rate (after tax) of future cash flows from 11.8% to 13.0%. In Romania, the 156 million euros in goodwill impairment reflected the impact on projected cash flows of the country’s economic situation;

•

the 164 million euros reduction in share of profits (losses) of associates (see note 9 to the consolidated financial statements), attributable mainly to i) the impairment of shares in Médi Télécom (mobile telephony operator in Morocco) in 2012 for 141 million euros, ii) the 53 million euros increase in the share of losses of Everything Everywhere year-on-year, and iii) conversely, the recognition of 47 million euros in impairment on shares in Sonaecom (Portuguese telecommunications operator) in 2011.

These negative items were partially offset by:

•

the 298 million euros reduction in depreciation and amortization, attributable mainly to i) the lower level of amortization of customer bases, primarily in Spain, ii) the lesser scale of the accelerated depreciation of certain fixed assets, especially in Spain and Portugal, and iii) the reduced effect of asset commissioning (net of retirements and end of lives) between 2011 and 2012; and

•

the 279 million euros reduction in impairment of fixed assets (109 million euros in 2012 versus 388 million euros in 2011 on a comparable basis, see note 6 to the consolidated financial statements), mainly due to i) the recognition of an impairment loss on the Subsidiary in Armenia in 2011, and ii) a reduction between 2011 and 2012 in impairment losses relating in particular to certain subsidiaries operating in East Africa.

2011 vs. 2010

In 2011, the operating income of the France Telecom-Orange Group totaled 7,948 million euros, up 5.1% on a historical basis and 8.1% on a comparable basis compared with 2010.

CHANGE IN OPERATING INCOME – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
2010 operating income (historical basis)	7,562
Foreign exchange fluctuations (1)	6
Changes in the scope of consolidation and other changes (1)	(215)
2010 operating income (comparable basis) (1)	7,353
Increase (decrease) in Reported EBITDA	601
Decrease (increase) in depreciation and amortization	(197)
Reclassification of cumulative translation adjustment from liquidated entities in 2011	642
Decrease (increase) in impairment of goodwill	(133)
Decrease (increase) in impairment of fixed assets	(266)
Change in share of profits (losses) of associates	(52)
2011 operating income (historical basis)	7,948
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, the 5.1% or 386 million euros increase in Group operating income between 2010 and 2011 was attributable to:

•

the adverse effect of changes in the scope of consolidation and other changes, amounting to 215 million euros, primarily comprising i) the impact of the remeasurement of the long-standing interest in Mobinil (ECMS parent company) following its takeover on July 13, 2010 for 336 million euros, ii) partially offset by the full consolidation of Mobinil and its subsidiaries on July 13, 2010 for 131 million euros;

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•

the very slightly positive impact of foreign exchange fluctuations, amounting to 6 million euros; and

•

organic change on a comparable basis, i.e. a 595 million euros increase in operating income.

On a comparable basis, the 8.1% or 595 million euros increase in Group operating income between 2010 and 2011 was attributable mainly to:

•

the recognition, in 2011, of a reclassification of cumulative translation adjustment from liquidated entities amounting to 642 million euros. In 2011, the France Telecom-Orange Group discontinued certain operations in the United Kingdom. This transaction generated a positive effect of 642 million euros, comprising the reclassification of the cumulative translation adjustment from these entities (see note 13.5 to the consolidated financial statements); and

•

the 601 million euros increase in Reported EBITDA.

These positive items were partially offset by:

•

the 399 million euros increase in impairment losses (see note 6 to the consolidated financial statements), as a result of the recognition of:

•

in 2011, a total impairment loss of 991 million euros, including 449 million euros for Egypt and 156 million euros for Romania. In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the minority shareholders) reflected the impact of a lower level of performance in 2011 and the effect of the political and economic backdrop on anticipated business volumes, as well as the raising of the discount rate (after tax) of future cash flows 11.8% to 13.0%. In Romania, the 156 million euros in goodwill impairment reflected the impact on projected cash flows of the country’s economic situation. The other items of impairment of goodwill and of fixed assets notably related to certain subsidiaries operating in East Africa and the Subsidiary in Armenia, following a review of their growth outlook,

•

in 2010, an total impairment loss of 592 million euros on a comparable basis, including 440 million euros for Egypt. In Egypt, the 440 million euros in goodwill impairment (471 million euros on a historical basis, including 300 million euros attributable to minority shareholders) mainly reflected the impact on future cash flows of the anticipated continued trend towards falling prices seen in the second half. The other items of impairment of goodwill and of fixed assets were primarily related to certain subsidiaries operating in East Africa;

•

the 197 million euros increase in depreciation and amortization, attributable mainly to i) the higher levels of accelerated depreciation of certain fixed assets, primarily in Spain, Poland and France, in particular due to the swapping of mobile radio access equipment for higher performance, 3G and 4G compatible equipment that needs less maintenance and ii) the increased amortization of new telecommunication licenses and customer bases, primarily in Egypt;

•

the 52 million euros decline in the share of profits (losses) of associates, attributable mainly to i) the impairment of shares in Sonaecom (telecommunications operator in Portugal) in 2011 for 47 million euros and ii), to a lesser extent, the increase in the share of losses of Everything Everywhere.

9.1.2.3    From Group operating income to net income

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Operating income	4,063	7,948	7,562
Cost of gross financial debt	(1,769)	(2,066)	(2,117)
Income and expense on net debt assets	101	125	120
Foreign exchange gains (losses)	(28)	(21)	56
Other financial Income and expense	(32)	(71)	(59)
Finance costs, net	(1,728)	(2,033)	(2,000)
Income tax	(1,231)	(2,087)	(1,755)
Consolidated net income after tax of continuing operations	1,104	3,828	3,807
Consolidated net income after tax of discontinued operations (1)	-	-	1,070
Consolidated net income after tax	1,104	3,828	4,877
Net income attributable to owners of the parent company	820	3,895	4,880
Net income attributable to non-controlling interests	284	(67)	(3)

(1)  Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the date of its disposal. In 2010, this included 960 million euros in gains on asset disposals (see Segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

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2012 vs. 2011

The consolidated net income after tax of the France Telecom-Orange Group totaled 1,104 million euros in 2012, compared with 3,828 million euros in 2011, down 2,724 million euros.

CHANGE IN CONSOLIDATED NET INCOME AFTER TAX – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
2011 consolidated net income after tax (historical basis)	3,828
Increase (decrease) in operating income	(3,885)
Change in net finance costs	305
Decrease (increase) in the cost of gross financial debt	297
Impact of the reduction (increase) in average gross financial debt outstanding (1)	(187)
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	190
Change in the fair value of commitments to buy out non-controlling interests (3)	294
Change in income and expense on net debt assets	(24)
Change in foreign exchange gains (losses)	(7)
Change in other financial income and expense	39
Decrease (increase) in income tax	856
Decrease (increase) in current tax	60
Decrease (increase) in deferred tax	796
2012 consolidated net income after tax	1,104

(1)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(2)  The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

(3)  Including, in 2012, financial income of 272 million euros recognized as part of the review of the financial parameters of the acquisition price of shares in ECMS from OTMT and the free float (see notes 2 and 10 to the consolidated financial statements).

Between 2011 and 2012, the 2,724 million euros reduction in consolidated net income after tax of the France Telecom-Orange Group was due to the 3,885 million euros decline in operating income, partially offset by:

•

the 856 million euros reduction in the income tax expense (see note 12 to the consolidated financial statements), primarily in France and Spain:

•

in France, the deferred tax expense, which mainly comprised the reversal of deferred tax assets on tax loss carryforwards, was reduced in 2012 by 381 million euros in deferred tax income relating to the new “Part-Time for Seniors” plan signed in December 2012 (see section 9.1.1.4 Significant events). Year-on-year, the reduction in the income tax expense was also due to the lower earnings,

•

in Spain, the deferred tax income recognized in 2012 arose from the remeasurement of deferred tax assets totaling 110 million euros in light of business plans determined to be favorable over a forecast period; and

•

the 305 million euros improvement in net finance costs (see note 10 to the consolidated financial statements). This change was attributable mainly to the review of the financial parameters of the acquisition price of shares in ECMS from OTMT and the free float, which had resulted in the recognition of 272 million euros in financial income in 2012 (see notes 2 and 10 to the consolidated financial statements).

The net income attributable to non-controlling interests was a positive 284 million euros in 2012, compared with a negative 67 million euros in 2011. Between 2011 and 2012, this 351 million euros increase mainly stemmed from Egypt for 361 million euros, largely due to i) the goodwill impairment recognized in 2011, 286 million euros of which was attributable to Mobinil/ECMS minority shareholders (see notes 6 and 13.6 to the consolidated financial statements), and ii) the increase in the Group’s equity interest in ECMS in 2012, having reduced the non-controlling interests in ECMS from 63.64% at December 31, 2011 to 6.08% at December 31, 2012 (see section 9.1.1.4 Significant events).

After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 820 million euros in 2012, compared with 3,895 million euros in 2011, down 3,075 million euros.

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2011 vs. 2010

The consolidated net income after tax of the France Telecom-Orange Group totaled 3,828 million euros in 2011, compared with 4,877 million euros in 2010, down 1,049 million euros.

CHANGE IN CONSOLIDATED NET INCOME AFTER TAX – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
2010 consolidated net income after tax (historical basis)	4,877
Increase (decrease) in operating income	386
Change in net finance costs	(33)
Decrease (increase) in the cost of gross financial debt	51
Impact of the reduction (increase) in average gross financial debt outstanding (1)	167
Impact of the reduction (increase) in the weighted average cost of gross financial debt (2)	(42)
Change in the fair value of commitments to buy out non-controlling interests	(74)
Change in income and expense on net debt assets	5
Change in foreign exchange gains (losses) (3)	(77)
Change in other financial income and expense	(12)
Decrease (increase) in income tax	(332)
Decrease (increase) in current tax	1,207
Decrease (increase) in deferred tax	(1,539)
Increase (decrease) in consolidated net income after tax of discontinued operations (4)	(1,070)
Gain (loss) on the disposal of Orange assets in the United Kingdom on April 1, 2010	(960)
Net income of Orange’s business in the United Kingdom up to April 1, 2010	(110)
2011 consolidated net income after tax (historical basis)	3,828

(1)  Excludes amounts not bearing interest, such as debts relating to commitments to buy non-controlling equity stakes, and accrued but unpaid interest.

(2)  The weighted average cost of gross financial debt is calculated by dividing i) the cost of gross financial debt, adjusted for the change in the fair value of commitments to buy out non-controlling interests, by ii) the average outstanding gross financial debt over the period, adjusted for amounts not bearing interest (such as liabilities related to commitments to buy out non-controlling interests and accrued but unpaid interest).

(3)  Including, in 2010, an unrealized foreign exchange gain of 71 million euros arising from the remeasurement of the commitment to buy out non-controlling interests in Egypt.

(4)  2010 item, which did not recur in 2011. Corresponds to Orange’s net income and expenses in the United Kingdom up to April 1, 2010, the date of its disposal.

Between 2010 and 2011, the 1,049 million euros reduction in the consolidated net income after tax of the France Telecom-Orange Group was due to:

•

the recognition in 2010 of 1,070 million euros in consolidated net income after tax of discontinued operations, comprised of i) the 960 million euros gain on disposal of Orange assets in the United Kingdom on April 1, 2010, and ii) the 110 million euros net income from the Orange business in the United Kingdom up to April 1, 2010 (see Segment Information in the consolidated financial statements and note 2 to the consolidated financial statements);

•

the 332 million euros increase in the income tax expense (see note 12 to the consolidated financial statements). Year-on-year, this change was attributable mainly to:

•

the 938 million euros increase in the tax expense of the France tax group, primarily as a result of the recognition in 2010, as deferred taxes, of income from the capitalization of tax loss carryforwards following internal Group restructuring;

•

partially offset by a 390 million euros reduction in the tax expense of other subsidiaries (subsidiaries lying outside the France, UK, Spain and TP Group tax groups), mainly due to an impairment loss in 2010, totaling 396 million euros, on a deferred tax asset carried by a non-trading company, where the conditions for recognizing such an asset had not been met as of December 31, 2010; and

•

the 33 million euros deterioration in net finance costs (see note 10 to the consolidated financial statements). This change was mainly attributable to i) the 77 million euros reduction in foreign exchange gains (losses), mainly as a result of the recognition in 2010 of a 71 million euros unrealized foreign exchange gain arising from the remeasurement of the commitment to buy out non-controlling interests in Egypt, ii) partially offset by the 51 million euros fall in the cost of gross financial debt;

•

partially offset by the 386 million euros increase in operating income.

The net income attributable to non-controlling interests was a negative 67 million euros in 2011, compared with a negative three million euros in 2010. Between 2010 and 2011, this 64 million euros decline mainly stemmed from Egypt for 113 million euros, mainly due to the goodwill impairment recognized in 2011, 286 million euros of which was attributable to Mobinil/ECMS minority shareholders (see notes 6 and 13.6 to the consolidated financial statements).

After taking into account the net income attributable to non-controlling interests, the net income attributable to owners of the parent totaled 3,895 million euros in 2011, compared with 4,880 million euros in 2010, down 985 million euros.

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9.1.2.4    From net income to comprehensive income

The transition from consolidated net income after tax to total comprehensive income for the year is detailed in the Consolidated statement of comprehensive income in the consolidated financial statements.

The main item explaining the transition from consolidated net income after tax to total comprehensive income for the year is the change in exchange differences on translating foreign operations (this reflects changes in exchange rates between the opening and closing dates on the net assets of subsidiaries consolidated in foreign currencies, see note 13.5 to the consolidated financial statements).

9.1.2.5    Group capital expenditures

CAPEX is a financial aggregate not defined by IFRS. For further information on the calculation of this aggregate and the reasons why the France Telecom-Orange Group uses it, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

CAPITAL EXPENDITURES ON TANGIBLE AND INTANGIBLE ASSETS (2) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Capital expenditures on tangible and intangible assets of continuing operations	6,810	6,842	6,891	(0.5)%	(1.2)%	6,187
CAPEX	5,818	5,720	5,770	1.7%	0.8%	5,522
Telecommunication licenses	945	941	941	0.4%	0.5%	512
Investments financed through finance leases	47	181	180	(74.1)%	(74.1)%	153
Capital expenditures on tangible and intangible assets of discontinued operations (3)	-	-	-	-	-	72
CAPEX	-	-	-	-	-	68
Telecommunication licenses	-	-	-	-	-	-
Investments financed through finance leases	-	-	-	-	-	4

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  See Segment information in the consolidated financial statements.

(3)  Disposal of Orange in the United Kingdom on April 1, 2010 (see Segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

Financial investments (see the Financial glossary appendix) are described in section 9.1.4.1 Liquidity and cash flows.

9.1.2.5.1    Capital expenditures

CAPEX

2012 vs. 2011

In 2012, the CAPEX of the France Telecom-Orange Group totaled 5,818 million euros, up a modest 0.8% on a historical basis and 1.7% on a comparable basis compared with 2011. The ratio of CAPEX to revenues stood at 13.4% in 2012, up 0.6 points on 2011 on both a historical basis and a comparable basis.

On a historical basis, the 0.8% increase in Group CAPEX between 2011 and 2012, a modest 48 million euros increase, reflected:

•

i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 82 million euros and mainly consisting of the 101 million euros effect of the disposal of Orange Suisse on February 29, 2012, ii) partially offset by the positive effect of foreign exchange fluctuations, representing some 32 million euros; and

•

organic change on a comparable basis, i.e. a 98 million euros increase in CAPEX.

On a comparable basis, the 1.7% or 98 million euros increase in Group CAPEX between 2011 and 2012 was attributable mainly to:

•

the 44 million euros increase in network capital expenditures (excluding telecommunication licenses), primarily comprising:

•

i) the ramping up of investment programs in high capacity mobile (LTE) and fixed-line (FTTH) broadband in France (section 9.1.1.4 Significant events and section 9.1.2.5.3 Investment projects), with in particular four cities covered by 4G technology in 2012 and the accelerated roll-out of fiber optic, with 257 million euros invested in 2012 (including 40 million euros co-financed), and ii) the acceleration of plans to upgrade mobile access networks in Europe (in particular in Spain), in order to satisfy capacity requirements, improve service quality, and cut costs (especially energy),

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•

partially offset by i) the lower capital expenditures on transmission, and in particular on submarine cables, following significant outlay in this field in 2011 and the completion of the LION2 (Lower Indian Ocean Network 2) submarine cable in April 2012 and the ACE (Africa Coast to Europe) submarine cable in December 2012 (see section 9.1.1.4 Significant events), ii) the reduced capital expenditures in Poland following substantial outlay in 2011, under a memorandum of understanding signed with the regulator at end-2009 (see section 9.1.2.5.3 Investment projects and note 14 to the consolidated financial statements), and iii) the lower level of capital expenditures in the Rest of the World, following the completion of certain network upgrade or expansion programs (in particular in Kenya and Niger);

•

the 53 million euros increase in capital expenditures on IT, primarily in France, with the continuation of the transformation programs in order to in particular achieve the goals of improving service quality and overhauling the distribution IT system;

•

the 51 million euros increase in capital expenditures on customer service platforms, in connection in particular with the new growth drivers (Orange Money in Africa and the Middle East, New TV in France and Poland, etc.).

Between 2011 and 2012, the increase in these capital expenditures was partially offset by the 102 million euros reduction in capital expenditures on leased terminals, Liveboxes and equipment installed on customers’ premises, especially in France, as a result in particular of the optimization of Livebox costs (process improvement, recycling, etc.).

2011 vs. 2010

In 2011, the CAPEX of continuing operations of the France Telecom-Orange Group totaled 5,770 million euros, up 4.5% on a historical basis and 3.3% on a comparable basis compared with 2010. The ratio of CAPEX of continuing operations to revenues stood at 12.7% in 2011, up 0.6 points on 2010 on both a historical basis and a comparable basis.

On a historical basis, the 4.5% or 248 million euros increase in Group CAPEX of continuing operations between 2010 and 2011 was attributable to:

•

i) the positive impact of changes in the scope of consolidation and other changes, amounting to 120 million euros (and mainly consisting of 119 million euros arising from the full consolidation of Mobinil and its subsidiaries on July 13, 2010), ii) partially offset by the negative impact of foreign exchange fluctuations, representing some 58 million euros; and

•

organic change on a comparable basis, i.e. a 186 million euros increase in CAPEX of continuing operations.

On a comparable basis, the 3.3% or 186 million euros increase in Group CAPEX of continuing operations between 2010 and 2011 was attributable mainly to:

•

the 80 million euros increase in capital expenditures on leased terminals, Liveboxes and access and transmission equipment installed at customers’ premises, particularly in France, as a result of the growth in the number of Liveboxes and decoders (success of Open quadruple-play offers and acceleration of the Livebox exchange program in order to improve broadband service quality);

•

the 63 million euros increase in capital expenditures on mobile and fixed-line networks, primarily comprising:

•

the increased capital expenditures on wireless access networks (mobile) in the Rest of the World, with i) an upswing in capital expenditures in most European countries (Romania, Slovakia, Switzerland, Belgium, etc.) and ii) accelerated network roll-out, in particular 3G, in Africa (Kenya, Egypt, etc.),

•

the increased capital expenditures on wired access networks (copper and fiber optics), mainly due to i) the accelerated roll-out of fiber optic in France, with 151 million euros invested in 2011 (including 64 million euros co-financed), and ii) capital expenditures in Poland under the memorandum of understanding signed with the regulator at end-2009,

•

the laying of further submarine cables, with the construction in particular of the ACE (Africa Coast to Europe) submarine cable that will link France to South Africa, and the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean;

•

the 44 million euros increase in capital expenditures on IT, connected, in France, with improving service quality, the ramping up of fiber optic and the overhauling of the distribution IT system;

•

the 47 million euros growth in capital expenditures on capitalized R&D, network property, stores and other, in connection with increased cinema co-production, operating premises acquisition and store development.

Between 2010 and 2011, the increased capital expenditures on the above items was partially offset by the 49 million euros reduction in Group capital expenditures on customer service platforms, thanks to the efforts made to pool Group capital expenditures in this area.

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Acquisitions of telecommunication licenses

ACQUISITION OF TELECOMMUNICATIONS LICENSES (2) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
France	902	293	293	207.8%	207.8%	285
Romania	17	-	-	-	-	-
Moldova	10	-	-	-	-	-
Ivory Coast	9	-	-	-	-	-
Spain	1	580	580	(99.8)%	(99.8)%	-
Slovakia	-	43	43	-	-	-
Belgium	-	20	20	-	-	74
Egypt	-	-	-	-	-	145
Others	6	5	5			8
TOTAL GROUP	945	941	941	0.4%	0.4%	512
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See note 7 to the consolidated financial statements.

Acquisitions of telecommunications licenses totaled 945 million euros in 2012 and mainly included i) the acquisition of 4G licenses for 912 million euros, including the acquisition in France of a second 10 MHz duplex 4G frequency block in the 800 MHz band for 901 million euros including contributions to the Fonds de Réaménagement du Spectre (see section 9.1.1.4 Significant events and note 7 to the consolidated financial statements), ii) the acquisition of 2G licenses for 19 million euros, and iii) the acquisition of 3G licenses for nine million euros.

Acquisitions of telecommunication licenses totaled 941 million euros in 2011 and mainly included i) the acquisition of 4G licenses for 758 million euros, including 447 million euros in Spain, 291 million euros in France and 20 million euros in Belgium and ii) the acquisition of 2G licenses for 181 million euros, including 132 million euros in Spain and 43 million euros in Slovakia.

Acquisitions of telecommunication licenses totaled 512 million euros in 2010 and mainly included i) the acquisition of a 3G frequency block in France for 285 million euros, ii) the acquisition of the second frequency spectrum of the 3G license in Egypt for 145 million euros (the first frequency spectrum was acquired in 2008), and iii) the extension of the 2G license in Belgium for 74 million euros.

9.1.2.5.2    Investment commitments

Investment commitments are set out in note 14 to the consolidated financial statements.

9.1.2.5.3    Investment projects

Group capital expenditures on networks increased between 2011 and 2012, and investment levels should remain sustained in 2013, in particular as regards the roll-out of high capacity broadband networks (fiber optic and 4G).

Investment in broadband and high capacity broadband fixed networks

In France, the roll-out of networks allowing broadband and high capacity broadband Internet access remains one of the Group’s key priorities. By 2015, the France Telecom-Orange Group aims is to have brought fiber optics to 3,600 municipalities across 220 metropolitan areas including all major cities and mid-sized towns, offering access to ten million households by 2015 and 15 million households by 2020, or 60% of French households. This represents an investment budget of circa 2 billion euros over the 2010-2015 period, taking particular account of lessons learned from past roll-outs. The Group’s investment in fiber optics represented 257 million euros in 2012 (following 151 million euros in 2011 and 59 million euros in 2010). For less dense areas, the Group is developing a cooperative approach with local authorities, offering solutions to allow a move towards high capacity access (fiber to distribution frames, satellite, etc.) and is taking part in public-sponsored networks designed in a complementary manner. The Group is also actively involved in the French government’s high capacity broadband pilot schemes program, taking part in four projects. In 2012, the Group started trials in the first city in France (Palaiseau) to have a fully fiber optic network, in order to put into practice and test procedures for switching from a copper network to a fiber optic network. By end-2013, 100% of the population of Palaiseau, including the small businesses and companies in the municipality, will have access to fiber optic to the home or to the office. The final switch-over to the fully fiber optic network will be complete in 2014.

In Poland, in accordance with the provisions of the memorandum of understanding signed with the regulator in late 2009, the Group initiated in 2009 a major program for the roll-out of the broadband network (1.2 million lines) over the period 2009-2012, with total investment initially estimated by TP S.A. at 3 billion zlotys. In January 2012, TP S.A. and the Polish regulator signed an amendment to the memorandum of understanding relating to the development of broadband access lines by March 31, 2013, including 220,000 lines with speeds of at least 30 Mbps. At December 31, 2012, TP S.A. announced that it had already invested 2.1 billion zlotys on installing 1.026 million broadband lines, and TP S.A. still has to deliver 174,000 lines at an estimated cost of 140 million zlotys (see note 14 to the consolidated financial statements). Furthermore, the Group is investing in high capacity broadband in Poland, with the continued roll-out of VDSL access in order to broaden the geographic coverage of these offers.

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In 2012, the Group announced the roll-out in Spain of a Fiber to the home network (FTTH). The plan is to connect up some 1.5 million households within the coming four years. The first households were connected up at end-2012 (see section 9.1.1.4 Significant events).

Expanding mobile networks

The France Telecom-Orange Group will continue to invest in the roll-out of and quality improvements for its mobile networks.

Programs to transform mobile networks launched in 2009 continued in 2012 in France, a number of European countries and certain countries in Africa and the Middle East. While some of these programs were completed in 2012, such as for example in Romania and Slovakia, they will continue in 2013 and in subsequent years in other countries, in particular in France, Egypt and Belgium:

•

the RAN Renewal program consists of replacing old radio equipment with higher spec new equipment (capable of handling 2G, 3G and 4G technologies), offering greater capacity (in order to deal with growing usage) and lower energy consumption. More than 50,000 sites across the Group are covered by this program;

•

the Mobile Backhaul Refresh (MBR) program consists of switching the mobile collection networks to IP technologies, which are better suited to future traffic flows, which will be predominately data traffic (as opposed to «voice» traffic as in the past).

The acquisition of telecommunications licenses for LTE (Long Term Evolution, 4G) mobile networks, which began in 2011 in various countries (including France, see section 9.1.1.4 Significant events), continued in other countries in 2012 (such as Romania), and should continue in 2013 in a number of countries (in particular in Poland and Slovakia). Following the technical trials carried out in 2011, 2012 saw the first roll-outs of LTE networks and the launch of 4G services in a number of European countries. Over the coming years, the roll-out of LTE networks will continue in European countries.

In African and Middle Eastern countries, the Group continues to roll out 3G/HSPA (High Speed Packet Access) networks. At end-2012, 3G/HSPA technology was operational in 15 African and Middle Eastern countries.

Switchover of transport and command networks to all-IP broadband technologies

The France Telecom-Orange Group is rolling out the most up-to-date technologies to transport voice and data communications in transport networks, and to pool fixed-line and mobile telephony on these networks, in order to meet the growth in usage (mobile Internet, television, Video On Demand). This involves the roll-out of IP/MPLS (Internet Protocol/Multi Protocol Label Switching) technologies in transport networks, and Ethernet technologies. In addition, the switch to IPv6 (version 6 of the IP protocol) is underway, ensuring that the lack of IPv4 addresses will not impact Group customers.

Command networks are also moving towards IP technologies and matching growth in customer numbers and usage, notably with the development of “Voice over IP” controlled by an IMS (IP Multimedia Subsystem) network and the “voice” interconnection between operators, which is increasingly made using IP.

Development of the IT system, service platforms and the associated infrastructure

IT investments will remain stable. They will be primarily focused on supporting the development of new offers, in particular through upgrade work designed to increase the flexibility of the information system in a competitive environment that requires greater commercial responsiveness (consumer and business market), both in France and in the main European countries. In African and Middle Eastern countries, the implementation of Group solutions has made it possible to rationalize and optimize support costs (finance, purchasing, human resources, etc.).

Some of the investment will be spent on improving the service quality of existing IT systems (speed, reliability and uptime), both for internal users and for Orange customers. With respect to new risks, work has been done to evaluate and test the security of the IT system in order to strengthen access security and data confidentiality. This will continue over the coming years.

Finally, the migration of our infrastructure and our applications to the cloud will make it possible to reallocate some investment in this field to the transformation of the IT system, in order to support our commercial development.

Development of international networks (submarine cables)

The development of submarine cables, veritable high-speed arteries, will give the France Telecom-Orange Group access to efficient networks at reasonable cost, thereby allowing it to satisfy the growing needs of its customers in all parts of the world and to secure its flows of broadband telecommunications.

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Following the operational launch of the LION2 (Lower Indian Ocean Network 2) submarine cable in April 2012, the Group continues notably to work on i) increasing data speeds on the submarine cables with the bringing on stream of systems at 40 Gbits/s, as well as ii) the construction of the ACE (Africa Coast to Europe) submarine cable, which will link France and South Africa. The first phase of the ACE cable was operational in December 2012. In this first phase, the cable linked France to Sao Tome and Principe: close to 12,000 kilometers of fiber optics were rolled out to connect up 13 countries. Ultimately the cable will be extended to South Africa: 17,000 kilometers in length, it will connect 23 countries, either directly for the countries on the coast, or via a connected country for countries in the interior (see section 9.1.1.4 Significant events).

9.1.3   Analysis by operating segment

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

Presentation of operating segments

The operating segments are components of the Group whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess the operating segments’ performance.

The Group reports the following operating segments: France, Spain, Poland, Rest of the World, Enterprise and International Carriers & Shared Services (IC & SS), plus Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom:

•

the “France” operating segment covers all personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in France;

•

the “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line telephony and Internet services) communication services in Spain;

•

the “Poland” operating segment covers all personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in Poland;

•

the “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in the other countries in Europe, Africa and the Middle East, namely primarily in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Kenya, Luxembourg, Madagascar, Mali, Moldova, Niger, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland (to February 29, 2012, the date of disposal of Orange Suisse, see section 9.1.1.4 Significant events);

•

the “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide;

•

the “International Carriers & Shared Services” operating segment (hereinafter referred to as IC & SS) covers i) the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also reflects the share of profits (losses) stemming from the equity-method accounting used for Everything Everywhere in the United Kingdom since April 1, 2010, the date on which it was created.

Each of the segments defined by the Group has its own resources, although they may also share certain resources, primarily in the areas of networks, information systems, research and development, and other shared competencies. The use of these shared resources, mainly provided by International Carriers & Shared Services (IC & SS) and by France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by reallocating costs. The provision of shared resources is recognized in other income of the service provider, and the use of said resources is included in the expenses used to calculate the service user’s Reported EBITDA. The cost of shared resources may be affected by changes in contractual relations or organization, and may therefore impact the segment results reported from one year to another.

See Segment Information in the consolidated financial statements and note 18 to the consolidated financial statements. Additional information (breakdown of revenues and key operating performance indicators) by operating segment can be found in section 9.1.5.2 Additional information by operating segment.

Operating data by operating segment

The three tables below show the key operating data (financial data and workforce) for the France Telecom-Orange Group by operating segment for i) 2012, ii) 2011 on a comparable basis (compared with 2012) and on a historical basis, and iii) 2010 on a comparable basis (compared with 2011) and on a historical basis.

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (1)
									United Kingdom	Eliminations and other
2012
Revenues	21,431	4,027	3,381	8,281	7,001	1,623	(2,229)	43,515	-	-	8,207
• external	20,545	3,983	3,345	7,924	6,578	1,140	-	43,515	-	-	8,207
• inter-operating segments	886	44	36	357	423	483	(2,229)	-	-	-	-
External purchases	(8,178)	(2,654)	(1,662)	(4,337)	(4,044)	(3,203)	4,978	(19,100)	-	-	(5,690)
Other operating income	1,039	73	115	140	161	3,098	(3,726)	900	-	-	47
Other operating expenses	(603)	(165)	(124)	(238)	(172)	(396)	977	(721)	-	-	(361)
Labor expenses	(5,850)	(195)	(486)	(764)	(1,674)	(1,394)	-	(10,363)	-	-	(570)
Operating taxes and levies	(1,060)	(135)	(74)	(281)	(120)	(187)	-	(1,857)	-	-	(156)
Gain on disposal	(1)	-	4	95	(1)	61	-	158	-	-	(1)
Restructuring cost and similar items	(15)	-	2	(3)	(17)	(4)	-	(37)	-	-	(138)

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (1)
									United Kingdom	Eliminations and other
Reported EBITDA	6,763	951	1,156	2,893	1,134	(402)	-	12,495	-	-	1,338
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)	(363)	(477)	-	(6,329)	-	-	(1,545)
Impairment of goodwill	-	-	(889)	(839)	(4)	-	-	(1,732)	-	-	-
Impairment of fixed assets	(26)	(8)	(4)	(62)	(7)	(2)	-	(109)	-	-	-
Share of profits (losses) of associates	-	-	1	(145)	3	(121)	-	(262)	-	-	-
Operating income	4,306	169	(505)	332	763	(1,002)	-	4,063	-	-	(207)
CAPEX	2,712	473	558	1,308	352	415	-	5,818	-	-	751
Telecommunication licenses	902	1	-	42	-	-	-	945	-	-	-
Average number of employees	76,753	3,406	22,700	26,013	21,387	13,286	-	163,545	-	-	nc

(1)

Corresponds to the net income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture; see note 2 to the consolidated financial statements).

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (2)
									United Kingdom	Eliminations and other
2011 - DATA ON A COMPARABLE BASIS (1)
Revenues	22,560	3,989	3,526	8,164	7,196	1,585	(2,317)	44,703	-	-	nd
• external	21,582	3,942	3,487	7,818	6,756	1,118	-	44,703	-	-	nd
• inter-operating segments	978	47	39	346	440	467	(2,317)	-	-	-	nd
External purchases	(8,526)	(2,738)	(1,671)	(4,186)	(4,172)	(3,172)	5,136	(19,329)	-	-	nd
Other operating income	1,112	68	98	132	132	2,883	(3,751)	674	-	-	nd
Other operating expenses	(611)	(157)	(248)	(248)	(175)	(188)	932	(695)	-	-	nd
Labor expenses	(4,805)	(181)	(474)	(734)	(1,571)	(1,003)	-	(8,768)	-	-	nd
Operating taxes and levies	(1,082)	(141)	(79)	(293)	(110)	(70)	-	(1,775)	-	-	nd
Gain on disposal	-	1	4	(8)	-	53	-	50	-	-	nd
Restructuring cost and similar items	(33)	(1)	(41)	(10)	(16)	(29)	-	(130)	-	-	nd
Reported EBITDA	8,615	840	1,115	2,817	1,284	59	-	14,730	-	-	nd
Depreciation and amortization	(2,334)	(1,006)	(880)	(1,480)	(348)	(579)	-	(6,627)	-	-	nd
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-	-	-	-	nd
Impairment of goodwill	-	-	-	(618)	-	-	-	(618)	-	-	nd
Impairment of fixed assets	(1)	(2)	(2)	(223)	(1)	(159)	-	(388)	-	-	nd
Share of profits (losses) of associates	3	-	-	(4)	2	(99)	-	(98)	-	-	nd
Operating income	6,283	(168)	233	492	937	(778)	-	6,999	-	-	nd
CAPEX	2,620	405	610	1,365	362	358	-	5,720	-	-	nd
Telecommunication licenses	293	580	-	68	-	-	-	941	-	-	nd
Average number of employees	77,409	3,073	23,599	26,290	21,138	13,492	-	165,001	-	-	nd

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations		Joint venture Everything Everywhere (100%) (2)
2011 - DATA ON A HISTORICAL BASIS
Revenues	22,534	3,993	3,625	8,795	7,101	1,610	(2,381)	45,277	-	-	7,817
• external	21,551	3,946	3,585	8,434	6,660	1,101	-	45,277	-	-	7,817
• inter-operating segments	983	47	40	361	441	509	(2,381)	-	-	-	-
External purchases	(8,564)	(2,742)	(1,703)	(4,558)	(4,120)	(3,183)	5,232	(19,638)	-	-	(5,444)
Other operating income	1,142	68	100	140	139	2,877	(3,808)	658	-	-	20
Other operating expenses	(611)	(157)	(256)	(258)	(176)	(190)	957	(691)	-	-	(299)
Labor expenses	(4,817)	(181)	(495)	(817)	(1,544)	(961)	-	(8,815)	-	-	(552)
Operating taxes and levies	(1,081)	(141)	(83)	(290)	(109)	(68)	-	(1,772)	-	-	(104)
Gain on disposal	-	1	201	(8)	-	52	-	246	-	-	(1)
Restructuring cost and similar items	(34)	(2)	(42)	(11)	(15)	(32)	-	(136)	-	-	(88)
Reported EBITDA	8,569	839	1,347	2,993	1,276	105	-	15,129	-	-	1,349
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)	(337)	(594)	-	(6,735)	-	-	(1,428)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	642	-	642	-	-	-
Impairment of goodwill	-	-	-	(611)	-	-	-	(611)	-	-	-
Impairment of fixed assets	(1)	(2)	(2)	(212)	(1)	(162)	-	(380)	-	-	-
Share of profits (losses) of associates	-	-	-	(5)	2	(94)	-	(97)	-	-	-
Operating income	6,241	(168)	443	595	940	(103)	-	7,948	-	-	(78)
CAPEX	2,619	405	627	1,409	343	367	-	5,770	-	-	633
Telecommunication licenses	293	580	-	68	-	-	-	941	-	-	-
Average number of employees	77,611	3,089	24,119	26,650	21,114	12,950	-	165,533	-	-	nc

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Corresponds to the net income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture; see note 2 to the consolidated financial statements).

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations (2)		Joint venture Everything Everywhere (100%) (3)
									United Kingdom	Eliminations and other
2010 - DATA ON A COMPARABLE BASIS (1)
Revenues	23,314	3,821	3,781	8,879	7,213	1,626	(2,614)	46,020	-	-	nd
• external	22,152	3,777	3,740	8,516	6,738	1,097	-	46,020	-	-	nd
• inter-operating segments	1,162	44	41	363	475	529	(2,614)	-	-	-	nd
External purchases	(8,730)	(2,640)	(1,739)	(4,435)	(4,313)	(3,359)	5,606	(19,610)	-	-	nd
Other operating income	1,231	46	48	106	161	2,975	(3,991)	576	-	-	nd
Other operating expenses	(679)	(154)	(364)	(281)	(185)	(147)	999	(811)	-	-	nd
Labor expenses	(5,091)	(175)	(529)	(765)	(1,500)	(1,216)	-	(9,276)	-	-	nd
Operating taxes and levies	(1,087)	(132)	(83)	(299)	(119)	(35)	-	(1,755)	-	-	nd
Gain on disposal	(3)	(1)	12	(6)	-	61	-	63	-	-	nd
Restructuring cost and similar items	(57)	-	(8)	(9)	(19)	(586)	-	(679)	-	-	nd
Reported EBITDA	8,898	765	1,118	3,190	1,238	(681)	-	14,528	-	-	nd
Depreciation and amortization	(2,265)	(979)	(914)	(1,396)	(341)	(643)	-	(6,538)	-	-	nd
Remeasurement resulting from business combinations	-	-	-	-	-	-	-	-	-	-	nd
Impairment of goodwill	-	-	-	(478)	-	-	-	(478)	-	-	nd
Impairment of fixed assets	(1)	(2)	(3)	(109)	-	1	-	(114)	-	-	nd
Share of profits (losses) of associates	4	(2)	-	(6)	-	(41)	-	(45)	-	-	nd
Operating income	6,636	(218)	201	1,201	897	(1,364)	-	7,353	-	-	nd
CAPEX	2,574	397	645	1,340	318	310	-	5,584	-	-	nd
Telecommunication licenses	285	-	-	214	-	-	-	499	-	-	nd
Average number of employees	77,240	3,099	25,217	26,087	20,634	12,921	-	165,198	-	-	nd

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Financial year ended December 31, 2012 (in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise	IC&SS	Eliminations and others	Total Group	Discontinued operations (2)		Joint venture Everything Everywhere (100%) (3)
									United Kingdom	Eliminations and other

2010 - DATA ON A HISTORICAL BASIS
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• external	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• inter-operating segments	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expenses	(676)	(154)	(375)	(275)	(145)	(150)	954	(821)	(56)	35	(302)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Operating taxes and levies	(1,086)	(132)	(80)	(260)	(118)	(35)	-	(1,711)	(22)	-	(35)
Gain on disposal	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring cost and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-
Operating income	6,567	(218)	229	1,380	958	(1,354)	-	7,562	1,095	-	(47)
CAPEX	2,568	397	679	1,248	318	312	-	5,522	68	-	378
Telecommunication licenses	285	-	-	227	-	-	-	512	-	-	-
Average number of employees	74,573	3,099	25,688	22,789	20,543	14,700	-	161,392	nc	-	nc

(1)

See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

Corresponds to Orange’s net income and expenses in the United Kingdom until April 1, 2010, date of its disposal (see note 2 to the consolidated financial statements).

(3)

Corresponds to the net income and expenses of the Everything Everywhere joint venture created on April 1, 2010, combining the operations of France Telecom-Orange and Deutsche Telekom in the United Kingdom (50/50 joint venture; see note 2 to the consolidated financial statements).

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9.1.3.1    France

FRANCE (in millions of euros)	Financial years ended December 31
	2012	2011 Data on a comparable basis (1)	2011 Data on a historical basis	Chg. (%) Data on a comparable basis (1)	Chg. (%) Data on a historical basis	2010 Data on a historical basis
Revenues	21,431	22,560	22,534	(5.0)%	(4.9)%	23,308
Reported EBITDA (2)	6,763	8,615	8,569	(21.5)%	(21.1)%	8,813
Reported EBITDA/Revenues	31.6%	38.2%	38.0%			37.8%
Operating income	4,306	6,283	6,241	(31.5)%	(31.0)%	6,567
Operating income/Revenues	20.1%	27.9%	27.7%			28.2%
CAPEX (2)	2,712	2,620	2,619	3.5%	3.6%	2,568
CAPEX/Revenues	12.7%	11.6%	11.6%			11.0%
Average number of employees	76,753	77,409	77,611	(0.8)%	(1.1)%	74,573

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “France” operating segment covers all personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in France.

9.1.3.1.1    Revenues - France

2012 vs. 2011

On a historical basis, the 4.9% or 1,103 million euros decline in revenues in France between 2011 and 2012, was attributable to organic change on a comparable basis, namely a 1,129 million euros reduction in revenues, partially offset by the positive effect of changes in the scope of consolidation and other changes, amounting to 26 million euros, mainly due to the full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone (Photo Service and Photo Station distribution networks).

On a comparable basis, the 5% or 1,129 million euros decline in revenues in France between 2011 and 2012 was attributable to:

•

to a large extent to cuts in inter-operator mobile call termination rates and wholesale Internet access charges to the benefit of alternative operators; and

•

the impact of various price adjustments as a result of heightened competition following the arrival of the 4th mobile operator (Free Mobile) in the French market (see section 9.1.1.4 Significant events).

Excluding the impact of regulatory tariff cuts, revenues would have edged down 2.3% year-on-year.

2011 vs. 2010

On a historical basis, the 3.3% or 774 million euros fall in revenues in France between 2010 and 2011 was attributable to: the adverse impact of changes in the scope of consolidation in the amount of 6 million euros, stemming from i) a change in customer segmentation by Orange France’s Business Marketing management (France operating segment), in favor of the Enterprise operating segment, offset by ii) the consolidation of Générale De Téléphone (Photo Service and Photo Station distribution networks); and by organic change on a comparable basis, i.e. a decline of 780 million euros in revenues.

On a comparable basis, the 3.3% or 780 million euros fall in revenues between 2010 and 2011 was attributable:

•

to a large extent to cuts in inter-operator mobile call termination rates and wholesale Internet access charges to the benefit of alternative operators; and

•

the impact of the partial passing on, in mobile and fixed-line telephony customer prices, of the VAT increase that came into effect on January 1, 2011.

Excluding the impact of cuts in regulated rates and the change in VAT, fast growth in the mobile and Internet businesses helped offset the downward trend in switched telephony, where revenues were virtually stable, edging down by 0.9% year-on-year.

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Personal Communication Services in France

2012 vs. 2011

On a comparable basis, personal communication services revenues in France fell by 2.2% or 235 million euros, between 2011 and 2012, to 10,686 million euros at end-2012. Mobile services revenues (see the Financial glossary appendix) were down 6.6% year-on-year.

Network development and sales growth built on a strategy of segmented offers at the top-end of the market and entry-level made it possible to minimize the negative effects due in particular to:

•

reductions in on the one hand mobile “voice” call termination rates in mid-2011 and again in January and July 2012 and on the other hand in SMS termination rates in mid-2011 and in 2012;

•

the arrival of the fourth mobile operator in the French market, heightening competition; and

•

the various price revisions to consumer offers (Open, Sosh and Origami).

These negative effects were partially offset by i) 6.6% growth in revenues from handset sales as a result of the success of the iPhone 5, as well as by ii) the revenues received under the 2G and 3G national mobile roaming agreement signed with Free Mobile in March 2011 (see section 9.1.1.4 Significant events).

The share of contract customers in the overall customer mix amounted to 72.5% at December 31, 2012 compared with 71.8% a year earlier. This increase was driven by accelerated smartphone usage, the success of the Origami and Open offers (3 million customers on Open offers at December 31, 2012 compared with 1.2 million customers at December 31, 2011) and the success of the Sosh brand (794,000 customers at December 31, 2012 compared with 28,000 at December 31, 2011). In parallel, the share of prepaid offers edged down 0.7 points to 27.5%. At December 31, 2012 the number of Orange mobile customers edged up 0.4% year-on-year to 27,190 million customers, compared with 27,090 million customers at December 31, 2011. The commercial strategy built around offer segmentation made it possible to preserve the customer base.

Excluding regulatory impact, annual Average Revenues Per User, ARPU (see the Financial glossary appendix), were down 4.5% between 2011 and 2012, affected by the price adjustments made in response to the heightened competition. The reduction in “voice” ARPU was partially offset by the increase in “non-voice” ARPU, driven by the continued increase in offers combining voice and multimedia usage, in line with the development of 3G dongles and smartphones.

“Voice” Average Usage Per User (AUPU) (see the Financial glossary appendix) increased by 5.5% between 2011 and 2012, while “data” AUPU increased by 68.4% and AUPU on text messages (SMS) sent by Orange customers increased by more than 29.2% thanks to the growth of offers fostering “non-voice” usage.

2011 vs. 2010

On a comparable basis, personal communication services revenues increased by 0.8% or 89 million euros between 2010 and 2011 to 10,921 million euros at end-2011. Sales growth built on a strategy of value protection was able to minimize the negative impacts resulting from:

•

the reduction in mobile “voice” call termination rates in mid-2010 and 2011 and the reduction in SMS termination rates as of February 1, 2010;

•

the impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011 on offers including mobile TV access; and

•

the effect of tariff adjustments on the quadruple-play Open offers.

Excluding regulatory impact, revenues increased by 4.3% between 2010 and 2011, despite the negative impact of the VAT increase, estimated at 113 million euros at end-December 2011. This result was attributable:

•

to a large extent, to the growth in the share of contract customers as part of the overall customer mix to 71.8% at December 31, 2011, compared with 70.5% a year earlier, driven by the success of the Origami and Open offers (1.2 million Open customers at end-December); and

•

to growth in “non-voice” service revenues (see the Financial glossary appendix), which continues to offset the decline in “voice” revenues. At end-2011, “non-voice” service revenues represented 36.1% of mobile services revenues, compared with 31.1% at end-2010, an increase of 5.0 points year-on-year. “Voice” Average Usage Per User (AUPU) increased by 2.7% between 2010 and 2011, while “data” AUPU increased by 83.9% and AUPU on “text messages (SMS)” sent by Orange customers increased by more than 48.2% thanks to growth in offers fostering “non-voice” usage.

Excluding regulatory impact, annual Average Revenues Per User (ARPU) increased by 0.6% between 2010 and 2011, buoyed by the ongoing penetration of offers combining voice and multimedia usage in support of the roll-out of 3G dongles and smartphones.

Home Communication Services in France

2012 vs. 2011

On a comparable basis, home communication services revenues in France fell by 4% or 511 million euros between 2011 and 2012 to 12,375 million euros in 2012. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser extent, on interconnections with the France Telecom-Orange Switched Telephone Network (STN), revenues fell by 2.9% year-on-year.

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Consumer Services

On a comparable basis, Consumer Services revenues amounted to 7,487 million euros in 2012, down 4.8% compared with 2011. Year-on-year, this decline was attributable to the 15.2% reduction in the Switched Telephone Network (STN) business, reflecting the downward trend in fixed-line telephony as a result of a) the development of “Voice over IP” services, and b) rate cuts partially offset by continued growth in broadband services.

Year-on-year, the change in revenues from broadband services was due to:

•

3.1% growth in the number of fixed-line broadband customers, representing an increase of 295,000, to 9,893,000 at December 31, 2012. It included 176,000 fiber optic customers, up 81,000 year-on-year. In the fourth quarter of 2012, broadband market share was estimated at 20.4%, driven by the strong commercial performance of the Open offers and of the segmented triple-play offers (Livebox star and Livebox Zen). Broadband ARPU rose 2.2% to 37.3 euros at end-December 2012, thanks to the development of wholly IP subscriptions and higher TV and content revenues; and

•

the growth in digital television, with 5,067,000 customers at December 31, 2012, an increase of 15.8% year-on-year.

Carrier Services

On a comparable basis, revenues from Carrier Services were virtually unchanged with a slight reduction of 0.3% between 2011 and 2012, amounting to 4,440 million euros in 2012. This trend was attributable mainly to:

•

cuts to regulated wholesale rates in September 2011 and February 2012, the fall in interconnection traffic volumes, and the slowdown in public-private partnerships and outsourced public service contracts;

•

offset by the further growth in the full unbundling of telephone lines, the roll-out of AIRCOM (Accès Intégrés Réseaux Capillaires Opérateurs Mobiles, a collection service offer linking transmission services offered for certain portions of mobile operator networks) transmission links, as well as increased wholesale line rental.

2011 vs. 2010

On a comparable basis, home communication services revenues in France fell by 5% or 681 million euros between 2010 and 2011 to 12,860 million euros at end-2011. Eliminating the cuts imposed on wholesale rates for Internet access and, to a lesser extent, on interconnections with the France Telecom-Orange switched network, revenues fell by 4% year-on-year.

The 5% decline in home communications services revenues in France between 2010 and 2011, on a comparable basis, is explained below, broken down by the three components that comprise home communication services revenues in France.

Consumer Services

On a comparable basis, Consumer Services revenues totaled 7,863 million euros in 2011, a fall of 6.3%. The fall was attributable to the recurring decline in the Public Switched Telephone Network (PSTN) business, partially offset by further growth of ADSL broadband services. ARPU from fixed-line Consumer Services (see the Financial glossary appendix) edged down from 34.9 euros at December 31, 2010 to 34.6 euros at December 31, 2011, reflecting the i) partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011, ii) the effect of the overhaul of the range of Internet offerings in 2010 and iii) the integration of the unlimited plan for calls from the Livebox to cell phones.

The year-on-year change in Consumer Services revenues stemmed from:

•

a 2.2% increase in Consumer Online and Internet Access Services revenues, marked by the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011 (impact estimated at 16 million euros). Despite a slowdown in year-on-year growth in the broadband market, the ADSL customer base increased by 347,000 in 2011, thanks to robust commercial performances. The broadband customer base accordingly increased by 4.2% year-on-year, with 9,598 million broadband accesses at December 31, 2011. This growth in the broadband customer base was driven by the success of the Open offers (1,196,000 customers at December 31, 2011) and the new segmented triple-play offers (Livebox star and Livebox Zen). It was also accompanied by an increase in value through the 24.8% increase in subscribers to ADSL TV offers;

•

a 17.4% fall in Consumer Calling Services revenues, attributable mainly to i) the fall in the market for switched network traffic (measured by interconnections) as VoIP services expand, and ii) the impact of lower rates. This reduction in revenues is correlated with the decline in total STN traffic billed to France Telecom-Orange customers, which fell 17.9% year-on-year; and

•

a 12.5% fall in Consumer Subscription Fees revenues, attributable to growth in full unbundling, wholesale subscriptions and wholesale of naked ADSL access to third-party ISPs (revenues from these sales are included in “Carrier Services” below).

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Carrier Services

On a comparable basis, Carrier Services revenues edged down 1.6% between 2010 and 2011 to 4,453 million euros. This trend was attributable to:

•

a 14.5% decline in Other Carrier Services revenues, chiefly reflecting a simultaneous fall in traffic and routing rates on France Telecom-Orange’s switched telephone network rebilled to Orange Business Services;

•

partially offset by a 3.0% increase in Domestic Carrier Services revenues, attributable mainly to further growth in the full unbundling of telephone lines and wholesale subscriptions, which offset the cuts to DSL volumes and rates in January and September 2011, preceded by a rate reduction in July 2010. Domestic interconnection revenues fell by 8.3% year-on-year due to a falloff in traffic volumes and reductions in interconnection rates in October 2010 and again in October 2011.

9.1.3.1.2    Reported EBITDA - France

2012 vs. 2011

On a historical basis, the 21.1% or 1,806 million euros reduction in Reported EBITDA in France between 2011 and 2012, reflected i) the positive impact of changes in the scope of consolidation and other changes, amounting to 46 million euros and mainly comprising the transfer of various functions to the “International Carriers & Shared Services” operating segment, and ii) organic change on a comparable basis, representing a reduction of 1,852 million euros in Reported EBITDA.

On a comparable basis, the 21.5% or 1,852 million euros reduction in Reported EBITDA in France between 2011 and 2012, was attributable to i) the 1,129 million euros reduction in revenues due to the negative effect of the fall in regulated prices and the decline in customer numbers on the switched telephone network, ii) a 1,002 million euros increase in the expense for the “Part-Time for Seniors” plan in France, mainly as a result of the renegotiation of the agreement on the employment of seniors signed on December 31, 2012 (see section 9.1.1.4 Significant events), partially offset by iii) the 295 million euros reduction in service fees and inter-operator costs (the impact of higher traffic volumes, in particular text messages (SMS), being more than offset by the positive effect of the fall in regulated prices on interconnection costs) and 134 million in savings on commercial expenses in connection with the policy to optimize handset subsidies.

2011 vs. 2010

On a historical basis, Reported EBITDA in France fell by 2.8% or 244 million euros between 2010 and 2011, due to:

•

the favorable impact of changes in the scope of consolidation in the amount of 85 million euros, stemming mainly from i) the transfer of Human Resources functions, ii) the integration of the Information Systems Department, iii) the integration of the Photo Service and Photo Station distribution network, as well as, in the opposite direction, iv) the transfer of a customer segment to the Enterprise operating segment; and

•

organic change on a comparable basis, i.e. a decline of 329 million euros.

On a comparable basis, the decline was 3.7% or 329 million euros. Excluding the impact of regulatory rate cuts on wholesale Internet access sales and fixed interconnection and mobile inter-operator rates, the decline was 2.1% or 180 million euros, and was attributable mainly to:

•

a fall of 780 million euros in revenues, marked by a trend towards lower revenues from the Switched Telephone Network, by the negative impact of regulatory rate cuts on wholesale Internet access sales and on fixed and mobile inter-operator interconnection rates, and by the impact of the partial passing on, in customer prices, of the VAT increase that came into effect on January 1, 2011;

•

partially offset by i) the 274 million euros reduction in labor expenses due to the provision of 401 million euros booked in 2010 in respect of the implementation of the “Part-Time for Seniors” plan, offset by wage increases and staff increases in 2011; and ii) a saving of 178 million euros on service fees and inter-operator costs stemming from the positive impact of the reduction in fixed-line and mobile call termination rates, which absorbed the effect of the increase in traffic volumes, particularly text messages (SMS).

9.1.3.1.3    Operating income - France

2012 vs. 2011

On a historical basis, the 31.0% or 1,935 million euros reduction in operating income in France between 2011 and 2012, reflected i) the positive impact of changes in the scope of consolidation and other changes, amounting to 42 million euros and mainly comprising the transfer of various functions to the “International Carriers & Shared Services” operating segment, and ii) organic change on a comparable basis, representing a reduction of 1,977 million euros in operating income.

On a comparable basis, the 31.5% or 1,977 million euros reduction in operating income in France between 2011 and 2012, was attributable mainly to i) the 1,852 million euros reduction in Reported EBITDA, ii) the 98 million euros increase in the depreciation and amortization expense in connection with the higher CAPEX.

2011 vs. 2010

On a historical basis, the 5.0% or 326 million euros fall in operating income in France between 2010 and 2011 to 6,241 million euros at end-2011, was attributable to organic change on a comparable basis in the amount of 395 million euros, partially offset by a favorable impact of 69 million euros from changes in the scope of consolidation, stemming mainly from changes in the scope of operations.

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On a comparable basis, the 395 million euros or 5.9% fall in operating income in France year-on-year stemmed from the fall in Reported EBITDA and the 62 million euros increase in the depreciation and amortization expense relating to the increase in investments.

9.1.3.1.4    CAPEX - France

2012 vs. 2011

On a historical basis, CAPEX in France rose 3.6% between 2011 and 2012.

On a comparable basis, CAPEX increased 3.5% or 92 million euros year-on-year. This change reflected:

•

a marked increase in network capital expenditures, mainly due to i) the ramping up of investment programs in high capacity mobile (LTE) and fixed-line (FTTH) broadband in France, with four cities covered by 4G technology (Marseilles, Nantes, Lille and Lyons, see section 9.1.1.4 Significant events), and ii) the increase in mobile capacity investments; and

•

an increase in capital expenditures on IT in order to in particular achieve the goals of improving service quality and upgrading the distribution IT system;

•

partially offset by the reduction in capital expenditures on leased terminals and Livebox, as a result in particular of the optimization of Livebox costs (process improvement, recycling, etc.).

2011 vs. 2010

On a historical basis, CAPEX in France increased by 2.0% or 51 million euros year-on-year. The increase was attributable to organic change on a comparable basis in the amount of 45 million euros, and the favorable impact of changes in the scope of consolidation in the amount of 6 million euros.

On a comparable basis, the year-on-year increase of 45 million euros or 1.7% in CAPEX in France was attributable to:

•

a significant increase in investments relating to ADSL equipment installed on customers’ premises in connection with the success of the Open offers and the renewal of Livebox and decoders, in order to improve quality of service;

•

increased spending on information systems to meet the challenge of improving quality of service, the growing importance of fiber and the renovation of the distribution information system;

•

increased investment in fiber;

•

partially offset by lower 3G capacity investments, in connection with: i) the upfront investment made in the second half of 2010 to support the new offerings and the sharp growth in voice, SMS and data traffic following the introduction of smartphones, ii) the completion of the program to increase speeds and network density.

Growth in 3G mobile investment, which brought coverage up to 98.2% of the population at end-2011.

9.1.3.1.5    Acquisitions of telecommunication licenses - France

Acquisitions of telecommunication licenses in France totaled 902 million euros in 2012, and mainly reflected the acquisition of a second 10 MHz duplex frequency block in the 800 MHz band, allocated to the high capacity mobile broadband network (4G, see section 9.1.1.4 Significant events).

Acquisitions of telecommunication licenses in France totaled 293 million euros in 2011, and mainly reflected the acquisition of a 20 MHz duplex frequency block in the 2.6 GHz band, allocated to the high-speed mobile broadband network (4G) for 291 million euros.

Acquisitions of telecommunications licenses in France totaled 285 million euros in 2010, and mainly reflected the acquisition of a 3G frequency block.

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9.1.3.2    Spain

SPAIN (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	4,027	3,989	3,993	0.9%	0.9%	3,821
Reported EBITDA (2)	951	840	839	13.3%	13.3%	765
Reported EBITDA/Revenues	23.6%	21.0%	21.0%			20.0%
Operating income	169	(168)	(168)	N/A	N/A	(218)
Operating income/Revenues	4.2%	(4.2)%	(4.2)%			(5.7)%
CAPEX (2)	473	405	405	16.9%	16.9%	397
CAPEX/Revenues	11.8%	10.2%	10.1%			10.4%
Average number of employees	3,406	3,073	3,089	10.8%	10.3%	3,099

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Spain” operating segment covers all personal (mobile telephony) and home (fixed-line telephony and Internet services) communication services in Spain.

9.1.3.2.1    Revenues - Spain

2012 vs. 2011

On both a historical basis and a comparable basis, revenues in Spain rose 0.9% in 2012. This growth was achieved against the background of a recession, with Spanish GDP having fallen 1.4% in 2012 according to IMF estimates published in January 2013, while the telecommunications market shrunk by 10.2% in the third quarter of 2012.

Excluding regulatory impact, revenues in Spain would have increased by 3.6% in 2012.

2011 vs. 2010

In 2011, revenues in Spain were favorably disconnected from change in GDP and the broader telecommunication market: On both a historical basis and a comparable basis, the 4.5% or 172 million euros increase in revenues in Spain between 2010 and 2011 resulted primarily from the resumption of growth in personal and home communication services revenues over the year, driven by the commercial success of Orange’s offers.

Excluding regulatory impact, revenues in Spain would have increased by 7.0% year-on-year.

Personal Communication Services in Spain

2012 vs. 2011

On a comparable basis, personal communication services revenues in Spain fell by 0.7% between 2011 and 2012 to 3,262 million euros.

Excluding regulatory impact, the 2.4% year-on-year increase in revenues reflected:

•

a 1.5% increase in the total number of customers over the year to 11.8 million customers at December 31, 2012. The increase was driven by year-on-year growth of 6.4%, or 0.5 million people in the number of contract customers;

•

growth in “non-voice” service revenues (excluding SMS and MMS), driven by the strong growth in Internet browsing for mobile telephony. The number of customers with mobile Internet offers increased 87.2% compared with 2011 to 4.5 million users at December 31, 2012. In total, revenues from “non-voice” services rose 17.7% between 2011 and 2012; and

•

the 20.9% year-on-year increase in the number of customers of hosted Mobile Virtual Network Operators (MVNO), which stood at 1.8 million customers at December 31, 2012.

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2011 vs. 2010

On a comparable basis, personal communication services revenues in Spain increased by 4.1% or 128 million euros between 2010 and 2011.

Excluding regulatory impact, the 7.0% year-on-year increase in revenues reflected:

•

a 4.5% increase in the total number of customers over the year to 12.5 million customers at December 31, 2011. The increase was driven by year-on-year growth of 6.7%, or 0.5 million people in the number of contract customers;

•

growth in “non-voice” service revenues (excluding SMS and MMS), driven by the development of broadband applications and, especially, strong growth in Internet browsing for mobile telephony. The number of customers with mobile Internet offers was multiplied by 3.3 compared with 2010, reaching 2.4 million at December 31, 2011. In addition, the number of customers subscribing to Internet Everywhere services increased by 21% year-on-year. In total, “non-voice” service revenues increased by 24.1% between 2010 and 2011, compared with growth of 9.2% between 2009 and 2010. The number of customers of hosted Mobile Virtual Network Operators (MVNO) was also significantly higher, with growth of 24% year-on-year, to a total of 1.5 million customers at December 31, 2011.

Home Communication Services in Spain

2012 vs. 2011

On a comparable basis, home communication services revenues in Spain increased by 8.8% or 62 million euros between 2011 and 2012. This increase resulted primarily from growth in broadband revenues, which increased by 14.1% year-on-year, driven by:

•

sustained growth of 10.3% in the number of broadband customers between 2011 and 2012 (net increase of 131,000 customers) thanks to strong sales;

•

the increase in the penetration rate of unbundled services, which represented 67.7% of the total number of ADSL customers, an increase of 6.3 points year-on-year; and

•

a 2.0% increase in ARPU to 33.0 euros at December 31, 2012. This increase was attributable to growth in the number of “Voice over IP” customers.

2011 vs. 2010

On a comparable basis, home communication services revenues in Spain increased by 6.6% or 44 million euros between 2010 and 2011. This growth resulted primarily from the resumption of growth in broadband revenues, which increased by 11.6% year-on-year, driven by:

•

sustained growth of 13.5% in the number of ADSL customers between 2010 and 2011, a net increase of 150,500 customers thanks to strong sales and a reduction in the churn rate;

•

growth in the penetration rate of unbundled services, which represented 61.4% of the total number of ADSL customers, an increase of 6.6 points year-on-year; and

•

a 1.9% increase in ARPU to 32.4 euros at December 31, 2011. This increase was attributable to growth in the number of “Voice over IP” customers.

9.1.3.2.2    Reported EBITDA - Spain

2012 vs. 2011

On both a historical basis and a comparable basis, Reported EBITDA in Spain increased by 13.3% between 2011 and 2012 to 951 million euros. Year-on-year, this 111 million euros increase on a comparable basis was attributable mainly to i) the 38 million euros increase in revenues, ii) the 84 million euros reduction in external purchases, primarily due to service fees and inter-operator costs, and a reduction in the cost of goods sold as a result of lower sales.

2011 vs. 2010

On both a historical basis and a comparable basis, Reported EBITDA in Spain increased by 9.8% between 2010 and 2011 to 839 million euros. The year-on-year growth of 74 million euros was attributable mainly to i) a 172 million euros increase in revenues and ii) a 37 million euros fall in service fees and inter-operator costs, attributable mainly to the reduction in mobile call termination rates, iii) partially offset by a 135 million euros increase in commercial expenses in a fiercely competitive environment.

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9.1.3.2.3    Operating income - Spain

2012 vs. 2011

Operating income in Spain was 169 million euros in 2012, compared with (168) million euros in 2011; on both a historical basis and a comparable basis, results improved by 337 million euros. The improvement was attributable to the 111 million euros improvement in Reported EBITDA, as well as the 230 million euros decrease in the depreciation and amortization expense. The 2012 expense related to the amortization of the contract customer base, fully written down since May 2012.

2011 vs. 2010

Operating income in Spain was (168) million euros in 2011, compared with (218) million euros in 2010; on both a historical basis and a comparable basis, results improved by 50 million euros. The improvement was attributable to the 74 million euros improvement in Reported EBITDA, partially offset by a 26 million euros increase in depreciation and amortization expense.

9.1.3.2.4    CAPEX - Spain

2012 vs. 2011

On both a historical basis and a comparable basis, CAPEX in Spain increased by 68 million euros between 2011 and 2012 to 473 million euros. The sharp increase in CAPEX was designed to meet growing capacity requirements, through increasing network capacity and upgrading the wireless access network.

2011 vs. 2010

On both a historical basis and a comparable basis, CAPEX in Spain increased by 8 million euros between 2010 and 2011 to 405 million euros. Investments were focused primarily on growth businesses and customer satisfaction, mainly in the field of mobile data networks, aimed primarily at overhauling the wireless access network and increasing the transmission speed of connections.

9.1.3.2.5    Acquisitions of telecommunication licenses - Spain

Acquisitions of telecommunication licenses in Spain totaled 1 million euros in 2012.

Acquisitions of telecommunication licenses in Spain totaled 580 million euros in 2011. They reflected the acquisition of blocks of 10 MHz of frequencies in the 800 MHz band, of 5 MHz in the 900 MHz band, and of 10 MHz and 20 MHz in the 2.6 GHz band. These acquisitions were made in connection with the reallocation of the radio spectrum by the Spanish authorities through a public tender. The amount allocated to the high capacity-broadband mobile network (4G frequencies, i.e. 800 MHz and 2.6 GHz) totaled 447 million euros.

No telecommunication licenses were acquired in Spain in 2010.

9.1.3.3    Poland

POLAND (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	3,381	3,526	3,625	(4.1)%	(6.7)%	3,934
Reported EBITDA (2)	1,156	1,115	1,347	3.6%	(14.2)%	1,180
Reported EBITDA/Revenues	34.2%	31.6%	37.2%			30.0%
Operating income	(505)	233	443	na	na	229
Operating income/Revenues	(14.9)%	6.6%	12.2%			5.8%
CAPEX (2)	558	610	627	(8.5)%	(11.0)%	679
CAPEX/Revenues	16.5%	17.3%	17.3%			17.2%
Average number of employees	22,700	23,599	24,119	(3.8)%	(5.9)%	25,688

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Poland” operating segment covers all personal (primarily mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in Poland.

9.1.3.3.1    Revenues - Poland

2012 vs. 2011

On a historical basis, the 6.7% or 244 million euros fall in revenues in Poland between 2011 and 2012 reflected i) the adverse impact of foreign exchange fluctuations, in the amount of 56 million euros, attributable to the Polish zloty’s appreciation against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 43 million euros and mainly relating to the effects of the disposal of TP Emitel on June 22, 2011, and iii) organic change on a comparable basis, i.e. a decline of 145 million euros in revenues.

On a comparable basis, the 4.1% or 145 million euros decline in revenues in Poland between 2011 and 2012 reflected i) the 137 million euros decline in the switched telephone network, ii) partially offset by the 35 million euros increase in revenues from integrated services and carrier services. Excluding regulatory impact, revenues would have fallen 2.5% year-on-year.

2011 vs. 2010

On a historical basis, the 7.8% or 309 million euros fall in revenues in Poland between 2010 and 2011 reflected i) the adverse impact of foreign exchange fluctuations, in the amount of 115 million euros, attributable to the Polish zloty’s appreciation against the euro, ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 38 million euros, and iii) organic change on a comparable basis, i.e. a decline of 156 million euros in revenues.

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On a comparable basis, the 156 million euros or 4.1% fall in revenues in Poland between 2010 and 2011 stemmed from i) a decline in the Switched Telephone Network (STN) business, in the amount of 147 million euros, ii) a 16 million euros fall in the revenues of “non-voice” mobile services, due mainly to the adverse impact of cuts in regulated rates, partially offset by iii) a 15 million euros increase in carrier services and other fixed-line equipment revenues. Excluding regulatory impact, revenues would have fallen 2.6% year-on-year.

Personal Communication Services in Poland

2012 vs. 2011

On a comparable basis, personal communication services revenues in Poland fell by 3.0% or 55 million euros between 2011 and 2012. Excluding the impact of the cut in call termination rates, revenues would have risen by 0.3% year-on-year.

The 3.0% decline in personal communication services revenues in Poland was attributable mainly to i) the 4.7% fall in ARPU year-on-year (with ARPU totaling 467 zlotys in 2012 versus 491 in 2011), ii) a 0.9% reduction in the number of contract customers (which stood at 6.911 million at December 31, 2012), i.e. 66,000 fewer customers compared with December 31, 2011, partially offset by the increase in data traffic for 18 million euros.

2011 vs. 2010

On a comparable basis, personal communication services revenues in Poland fell by 0.1% or 1 million euros between 2010 and 2011. Excluding the impact of the cut in call termination rates, revenues would have risen by 3.1% year-on-year.

The 0.1% decline in personal communication services revenues in Poland was attributable mainly to i) a 4.7% fall in ARPU year-on-year (with ARPU totaling 491 zlotys at December 31, 2011), partially offset by ii) a 0.3% increase in the number of contract customers (to a total of 6.977 million at December 31, 2011), i.e. an additional 21,000 customers compared with December 31, 2010.

Home Communication Services in Poland

2012 vs. 2011

On a comparable basis, the 3.2% or 61 million euros decline in home communication services revenues in Poland between 2011 and 2012 was attributable mainly to:

•

the 18.0% decline in “voice” revenues, on the back of the fall in the number of fixed-line telephony customers, down 877,000 customers between 2011 and 2012;

•

partially offset by the 2.1% increase in broadband revenues, due to the increase in the ARPU; and

•

the 25 million euros increase in revenues from integrated services.

2011 vs. 2010

On a comparable basis, the 139 million euros or 6.5% fall in home communication services revenues in Poland between 2010 and 2011 stemmed mainly from a 16.3% fall in “voice” revenues, a consequence of:

•

a fall of 774,000 in the number of fixed-line telephony customers between December 31, 2010 and December 31, 2011. This decline was attributable to fixed-line/mobile telephony substitution and customers switching to wholesale offers (increase of 176,000 customers); and

•

a 5.5% or 340 million euros fall in broadband revenues attributable to the 0.6% fall in the number of customers between December 31, 2010 and December 31, 2011 (loss of 12,000 customers).

9.1.3.3.2    Reported EBITDA - Poland

2012 vs. 2011

On a historical basis, the 14.2% decline in Reported EBITDA in Poland between 2011 and 2012, representing a 191 million euros reduction, was attributable mainly to i) the adverse impact of changes in the scope of consolidation and other changes, totaling 220 million euros, and mainly included the disposal of TP Emitel in 2011 for 220 million euros, and to ii) the adverse impact of foreign exchange fluctuations, amounting to 13 million euros, partially offset by organic change on a comparable basis of 41 million euros.

On a comparable basis, the 41 million euros increase in Reported EBITDA in Poland was attributable mainly to:

•

i) the recognition, in 2011, of an additional provision of 115 million euros for the fine by the European Commission against TP S.A. for abuse of a dominant position on the wholesale market for broadband Internet access in Poland (see note 15 to the consolidated financial statements), ii) 41 million euros in restructuring costs in 2011, iii) and the 31 million euros reduction in interconnection costs as a result of the cut in call termination rates in 2012;

•

partially offset by the 145 million euros decline in revenues, affected by the cut in call termination rates.

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2011 vs. 2010

On a historical basis, the 14.2% or 167 million euros increase in Reported EBITDA in Poland between 2010 and 2011 resulted from the 229 million euros increase in organic changes in Reported EBITDA on a comparable basis, partially offset by i) the positive impact of foreign exchange fluctuations, in the amount of 35 million euros, and ii) the adverse impact of changes in the scope of consolidation and other changes, in the amount of 27 million euros.

On a comparable basis, the 229 million euros increase in Reported EBITDA in Poland resulted mainly from i) a 266 million euros provision recognized in 2010 in respect of the dispute between Danish Polish Telecommunications Group (DPTG) and TP S.A. (see note 15 to the consolidated financial statements), ii) the recognition in the first half of 2011 of gains on disposal of 197 million euros, relating to the disposal by TP S.A. of its subsidiary TP Emitel (see note 2 to the consolidated financial statements), iii) a 54 million euros reduction in interconnection costs stemming from the cut in call termination rates, and iv) a 51 million euros increase in other operating income. Year-on-year, these positive factors were partially offset by i) a 156 million euros fall in revenues, ii) the recognition in the first half of 2011 of an additional 115 million euros provision covering the European Commission’s fine against TP S.A. for abuse of dominant position in the wholesale broadband Internet access market in Poland (see note 15 to the consolidated financial statements), and iii) a 34 million euros provision for restructuring costs.

9.1.3.3.3    Operating income - Poland

2012 vs. 2011

On a historical basis, the 948 million euros reduction in operating income in Poland between 2011 and 2012, was attributable to organic change on a comparable basis, namely a 738 million euros reduction in operating income, as well as the adverse impact of changes in the scope of consolidation and other changes, amounting to 211 million euros and mainly including the disposal of TP Emitel in 2011 for 212 million euros.

On a comparable basis, the 738 million euros reduction in operating income in Poland between 2011 and 2012, was attributable mainly to the recognition of 889 million euros in impairment of goodwill in 2012 driven in large part by the heightened competition in both the mobile and fixed-line market (see note 6 to the consolidated financial statements), partially offset by the 111 million euros reduction in depreciation and amortization and the 41 million euros improvement in Reported EBITDA.

2011 vs. 2010

On a historical basis, the 214 million euros increase in operating income in Poland between 2010 and 2011 stemmed from organic change on a comparable basis, i.e. an increase of 242 million euros in operating income, partially offset by i) the adverse impact of changes in the scope of consolidation and other changes, i.e. 21 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 7 million euros.

On a comparable basis, the 242 million euros increase in operating income in Poland between 2010 and 2011 was attributable to the 229 million euros improvement in Reported EBITDA and an increase in the depreciation and amortization expense in the amount of 12 million euros.

9.1.3.3.4    CAPEX - Poland

2012 vs. 2011

On a historical basis, the 11.0% or 69 million euros reduction in CAPEX in Poland between 2011 and 2012 was attributable to i) organic change on a comparable basis, i.e. a reduction of 52 million euros, ii) the adverse impact of foreign exchange fluctuations, in the amount of 10 million euros, and iii) the adverse impact of changes in the scope of consolidation and other changes, which totaled 7 million euros.

On a comparable basis, the 8.5% or 52 million euros reduction in CAPEX in Poland between 2011 and 2012 was attributable mainly to:

•

the delaying of capital expenditures on access and transmission equipment installed on customers’ premises, in agreement with the Polish regulator (with which a memorandum of understanding was signed to this effect);

•

partially offset by an increase in capital expenditures on i) the acquisition of boxes installed on customers’ premises as a result of strong sales of the Funpack triple-play offer, ii) the rebranding carried out in 2012 (all services are now under the Orange brand), iii) the 2012 UEFA European Football Championship (Euro 2012).

2011 vs. 2010

On a historical basis, the 7.6% or 52 million euros reduction in CAPEX in Poland between 2010 and 2011 was attributable to i) organic change on a comparable basis, i.e. a reduction of 18 million euros in CAPEX, ii) the adverse impact of foreign exchange fluctuations, in the amount of 20 million euros, and iii) the adverse impact of changes in the scope of consolidation and other changes, which totaled 14 million euros.

On a comparable basis, the 2.8% or 18 million euros reduction in CAPEX in Poland between 2010 and 2011 stemmed mainly from a reduction in expenditure on IT hardware and wireless access equipment using the CDMA standard.

9.1.3.3.5    Acquisitions of telecommunication licenses - Poland

No telecommunication licenses have been acquired in Poland in the last three years (2010, 2011 and 2012).

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9.1.3.4    Rest of the World

REST OF THE WORLD (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	8,281	8,164	8,795	1.4%	(5.8)%	8,248
Reported EBITDA (2)	2,893	2,817	2,993	2.7%	(3.3)%	2,941
Reported EBITDA/Revenues	34.9%	34.5%	34.0%			35.7%
Operating income	332	492	595	(32.5)%	(44.2)%	1,380
Operating income/Revenues	4.0%	6.0%	6.8%			16.7%
CAPEX (2)	1,308	1,365	1,409	(4.1)%	(7.2)%	1,248
CAPEX/Revenues	15.8%	16.7%	16.0%			15.1%
Average number of employees	26,013	26,290	26,650	(1.1)%	(2.4)%	22,789

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Rest of the World” reportable segment covers all personal (mobile telephony) and home (fixed-line telephony, Internet and carrier services) communication services in the other countries in Europe, Africa and the Middle East, namely primarily in Belgium, Botswana, Cameroon, Ivory Coast, Egypt, Guinea, Jordan, Kenya, Luxembourg, Madagascar, Mali, Moldova, Niger, the Dominican Republic, Romania, Senegal, Slovakia and Switzerland (to February 29, 2012, the date of disposal of Orange Suisse, see section 9.1.1.4 Significant events).

The next section focuses specifically on the Group’s position in Egypt.

Egypt

GDP growth in Egypt in 2012 has been estimated at 2% (source: IMF October 2012), unchanged on 2011. The revolution, and its knock-on effects socially, politically and economically plus the ongoing instability in the country have accentuated the economy’s structural weaknesses, including rampant unemployment, high inflation, income disparities and social unrest. The International Monetary Fund (IMF) expects the country’s macroeconomic situation gradually to improve, with the resumption of higher GDP growth from 2013, although this will be hinged to a large extent on the ongoing political transition, the government’s willingness to adopt the anticipated political reforms designed to improve the investment climate, and the ability of the economy to get the tourism market started again and to attract new foreign direct investment.

The telecommunications market continues to be heavily affected by the general economic conditions and to see intense competition. The decline in household and corporate spending and competitive pressures continue to drag down the revenues of telecommunications operators, which saw weak growth in 2012.

Mobinil made significant efforts to adapt to a challenging and uncertain market environment in order to safeguard its margins. On a comparable basis, between 2011 and 2012:

•

revenues in Egypt rose 19 million euros or 1.5%, following a 2011 that was marked by the revolution, despite a tense socio-political climate and a highly competitive market that is putting pressure on prices. The increase in revenues was driven by i) the 2.8% increase in the number of customers (0.9 million additional customers) between December 31, 2011 and December 31, 2012, and ii) 21% growth in usage (monthly average usage up 38 minutes in 2012). These positive effects were offset by a 28% decline in the average price per minute;

•

Reported EBITDA in Egypt was down 4 million euros. The ratio of Reported EBITDA to revenues stood at 32% in 2012, down 0.8 points on 2011. The reduction in the percentage of Reported EBITDA was mainly due to the 5 million euros increase in commercial expenses connected with higher gross sales (1.6 million), and the increase in network expenses (in particular 9 million euros on capacity costs in connection with traffic growth), partially offset by lower taxes;

•

operating income in Egypt was up 49 million euros. 400 million euros in goodwill impairment was recognized in 2012, compared with 456 million euros in 2011. This impairment reflects the effects of the political and economic climate and actual performance (see note 6 to the consolidated financial statements); and

•

CAPEX in Egypt rose 19 million euros year-on-year, as a result of the extension of network coverage and network densification made necessary by traffic growth (529 new sites between 2011 and 2012 versus 446 between 2010 and 2011).

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9.1.3.4.1    Revenues - Rest of the World

2012 vs. 2011

On a historical basis, the 5.8% or 514 million euros decline in Rest of the World revenues between 2011 and 2012 reflected:

•

the adverse impact of changes in the scope of consolidation and other changes, which totaled 791 million euros and chiefly included the effect of the disposal of Orange Suisse on February 29, 2012 for 858 million euros;

•

partially offset by i) the positive effect of foreign exchange fluctuations in the amount of 160 million euros and ii) organic change on a comparable basis, i.e. a 117 million euros increase in revenues.

On a comparable basis, Rest of the World revenues increased by 1.4% or 117 million euros between 2011 and 2012. Excluding regulatory impact, revenues would have risen 3.2% year-on-year.

By geographic area and on a comparable basis, the 117 million euros increase in Rest of the World revenues between 2011 and 2012 stemmed mainly from:

•

the 5.0% or 195 million euros increase in revenues in Africa and Middle East (excluding regulatory impact, revenues would have risen 5.3%). Year-on-year, this growth was attributable mainly to:

•

the 23.3% or 106 million euros increase in revenues in Ivory Coast, as a result in particular of the recovery in 2012, following the crisis that dragged down revenue in 2011; the 14.9% growth in the second half was down on the 33.6% in the first half,

•

the very strong performance in Guinea and Cameroon, with revenues respectively growing 47.3% or 31 million euros and 7.4% or 21 million euros, in line with the increase in the number of customers in those countries between December 31, 2011 and December 31, 2012 (respectively by 0.5 million and 1.1 million customers), and

•

renewed growth in Egypt of 1.5% or 19 million euros primarily driven by growth in the subscriber base (0.9 million customers between December 31, 2011 and December 31, 2012);

•

stabilization of revenues in Western Europe (excluding regulatory impact, revenues in Western Europe would have risen 3.4%). Year-on-year, this stagnation was the result of growth in revenues in Luxembourg (14.8% or 10 million euros), and Switzerland (3.9% or 6 million euros), partially offset by the decline in revenues in Belgium (0.7% or 11 million euros). This reduction was largely attributable to a regulatory impact of 60 million euros. Furthermore, the growth in handset sales and the increase in “non-voice” services made it possible to offset i) the decline in revenues from “voice” services, and ii) the erosion of revenues generated by Mobile Virtual Network Operators (MVNO). In mobile telephony, the number of new customers slowed markedly following the Act of July 10, 2012, which came into force on October 1, 2012, which allows consumers to change operator after six months without paying compensation, representing an increase of a mere 8,000 contract customers (excluding M2M, see glossary of technical terms) between 2011 and 2012; and

•

the 4.3% or 79 million euros reduction in revenues in Central Europe (excluding regulatory impact, revenues would have edged down a mere 0.7%). Year-on-year, this decline was attributable mainly to:

•

the 8.3% or 61 million euros deterioration in revenues in Slovakia, as a result in particular of the decline in “voice” revenues of contract customers and regulatory effects,

•

the 3.1% or 30 million euros decline in revenues in Romania, marked by a regulatory impact of 37 million euros. Excluding regulatory impact, the upward trend continued in the second half of 2012 with revenues rising 0.8% between 2011 and 2012 thanks to growth in “non-voice” services.

2011 vs. 2010

On a historical basis, the 6.6% or 547 million euros increase in Rest of the World revenues between 2010 and 2011 was attributable to:

•

the favorable impact of changes in the scope of consolidation and other changes, which totaled 740 million euros and chiefly included the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 690 million euros;

•

partially offset by i) the adverse impact of foreign exchange fluctuations in the amount of 109 million euros and ii) organic change on a comparable basis, i.e. a decline of 84 million euros in revenues.

On a comparable basis, Rest of the World revenues fell 0.9% or 84 million euros between 2010 and 2011. Excluding regulatory impact, revenues would have risen 0.9% year-on-year.

By geographic area and on a comparable basis, the 0.9% or 84 million euros fall in Rest of the World revenues between 2010 and 2011 stemmed mainly from:

•

a 2.4% or 64 million euros fall in revenues in Western Europe (including 38 million euros for Switzerland and 37 million euros for Belgium), attributable mainly to cuts in regulated rates. Excluding regulatory impact, revenues in Western Europe would have been up 2.3% due mainly to:

•

a 2.4% or 38 million euros increase in revenues in Belgium, driven by strong growth in handset sales (10 million euros) and “non-voice” services (24 million euros in multimedia), and an increase of 329,000 mobile customers with contracts compared with December 31, 2010,

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•

and an 11 million euros or 1.1% increase in revenues in Switzerland, driven by growth in “non-voice” services (36 million euros in Multimedia) and an improvement in “voice” services related to a change in pricing (billing by the second);

•

a 2.3% or 43 million euros fall in revenues in Central Europe, due mainly to:

•

a 3.7% or 36 million euros fall in revenues in Romania, in what remained a fragile economic environment, affecting all market segments, especially on prepaid offers. The 323,000 fall in the number of prepaid customers compared with December 31, 2010, masks a 121,000 increase in contract customers. An improved trend did however begin to emerge in the second half of 2011,

•

a 2.4% or 18 million euros fall in revenues in Slovakia, marked by a significant regulatory impact of 16 million euros (i.e. a decline of 0.2% excluding regulatory impact); and

•

a 0.1% or 4 million euros decline in revenues in Africa and Middle East. This change was attributable mainly to:

•

a 5.9% or 77 million euros fall in revenues in Egypt, stemming from the crisis affecting the country and the boycott of the Mobinil subsidiary; in addition, the impact of the strong commercial performance (increase of 2.7 million or 8.9% in the number of customers between December 31, 2010 and December 31, 2011) was wiped out by price cuts in a fiercely competitive market,

•

a 9.0% or 45 million euros fall in revenues in Ivory Coast, stemming from the political crisis affecting the country.

Excluding Egypt and Ivory Coast, revenues increased by 6.1% or 118 million euros; this increase stemmed mainly from:

•

a 36.0% or 45.1 million euros increase in the revenues of new operations (Niger, Central African Republic, Uganda, Guinea Bissau and Guinea Conakry) driven by strong commercial growth (increase of 837,000 or 29% in the number of mobile customers between December 31, 2010 and December 31, 2011);

•

growth of 12.1% or 31 million euros in revenues in Cameroon, stemming from the increase of 1,121,000 or 31.4% in the number of customers between December 31, 2010 and December 31, 2011. The performance in Cameroon was driven by an aggressive commercial policy and network expansion; and

•

growth of 3.7% or 25 million euros in revenues in Senegal, stemming from strong performances by the mobile business (21 million euros) and the international wholesale business (7 million euros).

9.1.3.4.2    Reported EBITDA - Rest of the World

2012 vs. 2011

On a historical basis, the 3.3% or 100 million euros reduction in Rest of the World Reported EBITDA between 2011 and 2012 reflected i) the adverse effect of changes in the scope of consolidation and other changes, amounting to 220 million euros, and mainly including the disposal of Orange Suisse on February 29, 2012 for 224 million euros, ii) partially offset by the positive impact of foreign exchange fluctuations, i.e. 44 million euros, as well as organic change on a comparable basis, i.e. a 76 million euros increase in Reported EBITDA.

On a comparable basis, the 2.7% or 76 million euros increase in Rest of the World Reported EBITDA between 2011 and 2012 was attributable mainly to i) the 117 million euros increase in revenues, despite the negative effect of the fall in regulated prices, ii) the 92 million euros gain on the disposal of Orange Suisse in 2012 (see section 9.1.1.4 Significant events), iii) partially offset by the 152 million euros increase in external purchases, namely a 39 million euros increase in commercial expenses in Belgium, and increases in external purchases in Ivory Coast and Egypt respectively of 45 million euros and 37 million euros.

2011 vs. 2010

On a historical basis, the 1.8% or 52 million euros increase in Rest of the World Reported EBITDA between 2010 and 2011 stemmed from:

•

the positive impact of changes in the scope of consolidation and other changes, which totaled 292 million euros and mainly reflected the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 290 million euros;

•

partially offset by i) the adverse impact of foreign exchange fluctuations, in the amount of 43 million euros, and ii) organic change on a comparable basis, i.e. a decline of 197 million euros in Reported EBITDA.

On a comparable basis, the 197 million euros or 6.2% fall in Rest of the World Reported EBITDA between 2010 and 2011 was attributable to a 112 million euros increase in operating expenses and an 84 million euros fall in revenues. The increase in operating expenses was attributable mainly to:

•

a 56 million euros increase in commercial expenses, notably i) in Belgium (11 million euros) stemming directly from growth in handset revenues, ii) in Romania (13 million euros) thanks to the growing share of smartphones, iii) in Egypt (9 million euros) and iv) in new operations (5 million euros); and

•

a 52 million euros increase in labor expenses, notably in Egypt, Senegal (wage increases driven by high inflation) and in Belgium to support the new operations, the distribution network and infrastructure renewal.

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9.1.3.4.3    Operating income - Rest of the World

2012 vs. 2011

On a historical basis, the 263 million euros reduction in Rest of the World operating income between 2011 and 2012, mainly reflected i) the organic change on a comparable basis, i.e. a 160 million euros fall in operating income, ii) the adverse impact of changes in the scope of consolidation and other changes, amounting to 79 million euros and mainly including the effect of the disposal of Orange Suisse on February 29, 2012 for 67 million euros, as well as iii) the negative effect of foreign exchange fluctuations, i.e. 24 million euros.

On a comparable basis, the 160 million euros decline in Rest of the World operating income between 2011 and 2012 resulted mainly from:

•

the recognition of 839 million euros in goodwill impairment in 2012, compared with 618 million euros in 2011, including:

•

a 359 million euros impairment loss in Romania in 2012, mainly reflecting the expected effect of i) a further reduction in mobile call termination rates imposed by the regulator in 2012, and ii) a limited presence in the multiplay offers segment (see note 6 to the consolidated financial statements), compared with a 156 million euros impairment loss in 2011,

•

a 76 million euros impairment loss in Belgium in 2012, reflecting the expected effects i) of a new entrant dragging down prices, ii) still limited bundled packages, as well as iii) the reduction in the perpetual growth rate (see note 6 to the consolidated financial statements), and

•

a 400 million euros impairment loss in Egypt in 2012, reflecting the impact of the political and economic environment and the performance achieved in 2012 (winning back business and growing the customer base, but pricing pressure and a fall in tourism significantly impacted roaming revenues) associated with the fact that the discount rate was raised, versus a 456 million euros impairment loss in 2011 (see note 6 to the consolidated financial statements);

•

the recognition in 2012 of a share of losses of associates of 145 million euros, stemming mainly from the recognition of a 141 million euros impairment loss at Médi Telecom (see note 9 to the consolidated financial statements);

•

partially offset by the recognition of 62 million euros in impairment of fixed assets in 2012, compared with 223 million euros in 2011.

2011 vs. 2010

On a historical basis, the 785 million euros fall in Rest of the World operating income between 2010 and 2011 mainly reflected organic change on a comparable basis, i.e. a decline of 606 million euros in operating income, and the adverse impact of changes in the scope of consolidation and other changes, which totaled 214 million euros, and mainly reflected i) the impact of the remeasurement of the legacy stake in Mobinil (parent of ECMS) following its takeover on July 13, 2010, in the amount of 336 million euros, ii) partially offset by the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 131 million euros.

On a comparable basis, the 606 million euros fall in Rest of the World operating income between 2010 and 2011 was attributable mainly to i) the 197 million euros fall in Reported EBITDA, ii) a 174 million euros increase in depreciation and amortization expense and iii) an increase in impairment losses in the amount of 236 million euros. In 2011, overall impairment losses totaled 823 million euros. They were attributable mainly to i) a 449 million euros impairment of acquisition goodwill in Egypt, and ii) a 156 million euros impairment of acquisition goodwill in Romania. Other impairments of goodwill and assets mainly affected subsidiaries operating in East Africa and the Subsidiary in Armenia, following reviews of their respective growth outlooks. In 2010, overall impairment losses totaled 587 million euros, including 471 million euros for Egypt (see section 9.1.2.2 From Group Reported EBITDA to operating income and note 6 to the consolidated financial statements).

9.1.3.4.4    CAPEX - Rest of the World

2012 vs. 2011

On a historical basis, the 7.2% or 101 million euros decline in Rest of the World CAPEX between 2011 and 2012 reflected:

•

the adverse effect of changes in the scope of consolidation and other changes, amounting to 79 million euros, and including the impact of the disposal of Orange Suisse on February 29, 2012 for 105 million euros, partially offset by the effect of the acquisition of Congo China Telecom for 25 million euros, as well as ii) organic change on a comparable basis, i.e. a 57 million euros reduction in CAPEX;

•

partially offset by the positive impact of foreign exchange fluctuations, in the amount of 35 million euros.

On a comparable basis, the 57 million euros reduction in Rest of the World CAPEX between 2011 and 2012 was attributable mainly to:

•

lower capital expenditures in certain countries, in particular in Kenya (55 million euros) as a result of the completion in 2011 of the network upgrade program, and in Niger (38 million euros) by virtue of the extension program, i.e. 158 new sites in 2011;

•

partially offset by the higher level of capital expenditures in the Congo (37 million euros), a new operation, as well as in Egypt (19 million euros), as a result of the low level of capital expenditures in 2011 during the crisis in that country, as well as the extension and densification of the network.

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2011 vs. 2010

On a historical basis, the 12.9% or 161 million euros increase in Rest of the World CAPEX between 2010 and 2011 stemmed from:

•

the positive impact of changes in the scope of consolidation and other changes, in the amount of 127 million euros, which mainly included i) the full consolidation of Mobinil and its subsidiaries on July 13, 2010, in the amount of 119 million euros, and ii) organic change on a comparable basis, i.e. an increase of 69 million euros in CAPEX;

•

partially offset by the adverse impact of foreign exchange fluctuations in the amount of 35 million euros.

On a comparable basis, the 69 million euros increase in Rest of the World CAPEX between 2010 and 2011 was largely attributable to increases in CAPEX in Kenya in the amount of 25 million euros (deployment of 3G), in Romania in the amount of 22 million euros, in Slovakia in the amount of 19 million euros, in Belgium in the amount of 18 million euros, in Niger in the amount of 18 million euros (major network extension) and in Ivory Coast in the amount of 14 million euros (reconstruction program). These elements were partially offset by temporary delays in deployment programs in Egypt, stemming from the political crisis affecting the country (30 million euros reduction), and in Cameroon (10 million euros reduction).

9.1.3.4.5    Acquisitions of telecommunication licenses - Rest of the World

Acquisitions of telecommunications licenses in the Rest of the World totaled 42 million euros in 2012, and included i) a one-year extension of the license for the 900 MHz and 1,800 MHz frequencies and the renewal of the 2G license in Romania for 17 million euros, ii) the payment of a license allocated to the 4G/LTE mobile network in November 2012 in Moldova for 10 million euros, iii) the acquisition of a license allocated to the 3G mobile network in Ivory Coast for 9 million euros, as well as iv) acquisitions in the Congo for 5 million euros.

Acquisitions of telecommunication licenses in the Rest of the World totaled 68 million euros in 2011, and mainly included i) the extension of the 2G license in Slovakia for 43 million euros, and ii) the acquisition of a 20 MHz duplex frequency block in the 2.6 GHz band, allocated to the high capacity broadband mobile network (4G) in Belgium for 20 million euros.

Acquisitions of telecommunication licenses in the Rest of the World totaled 227 million euros in 2010, and mainly included i) the acquisition of the second 3G frequency spectrum license in Egypt for 145 million euros (the first frequency spectrum was acquired in 2008), and ii) the extension of the 2G license in Belgium for 74 million euros.

9.1.3.5    Enterprise

ENTERPRISE (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	7,001	7,196	7,101	(2.7)%	(1.4)%	7,216
Reported EBITDA (2)	1,134	1,284	1,276	(11.7)%	(11.2)%	1,299
Reported EBITDA/Revenues	16.2%	17.8%	18.0%			18.0%
Operating income	763	937	940	(18.6)%	(18.8)%	958
Operating income/Revenues	10.9%	13.0%	13.2%			13.3%
CAPEX (2)	352	362	343	(2.6)%	2.7%	318
CAPEX/Revenues	5.0%	5.0%	4.8%			4.4%
Average number of employees	21,387	21,138	21,114	1.2%	1.3%	20,543

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

The “Enterprise” operating segment covers communication solutions and services for businesses in France and worldwide.

9.1.3.5.1    Revenues - Enterprise

2012 vs. 2011

On a historical basis, the 1.4% or 100 million euros reduction in Enterprise revenues between 2011 and 2012, mainly reflected i) the positive impact of foreign exchange fluctuations, i.e. 106 million euros, ii) the adverse impact of changes in the scope of consolidation for 11 million euros as well as iii) organic change on a comparable basis, i.e. a 195 million euros reduction in revenues.

On a comparable basis, the 2.7% or 195 million euros reduction in Enterprise revenues between 2011 and 2012 (versus a decline of 1.6% in 2011 compared with 2010), was attributable mainly to the accelerated decline in legacy networks and the slowdown in service growth.

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2011 vs. 2010

On a historical basis, the 115 million euros or 1.6% fall in Enterprise revenues between 2010 and 2011 reflected i) the positive impact of changes in the scope of consolidation and other changes, which totaled 26 million euros, ii) the adverse impact of foreign exchange fluctuations, in the amount of 29 million euros, and iii) organic change on a comparable basis, i.e. a decline of 112 million euros in revenues.

On a comparable basis, the 112 million euros or 1.6% decline in Enterprise revenues between 2010 and 2011 reflected the slower pace of deterioration in activity (fall of 4.8% in 2010 compared with 2009), thanks in particular to services, international operations and equipment sales.

Legacy networks

Legacy networks comprise products and solutions that Orange Business Service continues to provide to its customers to ensure the continuity of their operations and to initiate their migration towards newer solutions. They include traditional telephony and data services offerings such as Frame Relay, X25, Transrel and leased low-speed lines.

2012 vs. 2011

On a comparable basis, revenues from legacy networks were down 13.4% between 2011 and 2012, and totaled 1,872 million euros. This performance was due primarily to the accelerated fall in revenues from legacy data networks, combined with the continued decline in revenues from “voice” products.

Year-on-year, the 11.0% fall in Fixed-line telephony revenues stemmed from:

•

the 8.7% fall in the number of telephone lines between 2011 and 2012 (similar to the 8.9% decline seen between 2010 and 2011), reflecting both the continued migration towards “Voice over IP” and ongoing competitive pressure;

•

a 13.8% fall in the volume of enterprise calling services (on a like-for-like basis, downward trend in the fixed-line telephony market partially related to its substitution by other means of communication such as SMS and instant messaging), faster than the 13.2% decline seen between 2010 and 2011; and

•

the 12.1% decline in revenues from customer relations services (call centers), up on the 5.0% fall between 2010 and 2011, mainly due to these services being substituted by the Internet and the effect of the French Economic Modernization Act on premium rate numbers.

In parallel, revenues from Legacy data networks were down 24.3% between 2011 and 2012. These services cover most legacy data solutions such as leased lines. The migration of these enterprise networks to more modern technologies was further accelerated in 2012, partly due to the progressive shutdown of X25 and the need to migrate customers to the Group’s more modern offers.

2011 vs. 2010

On a comparable basis, the 11.2% fall in legacy networks revenues between 2010 and 2011, from 2,459 million euros to 2,182 million euros, was attributable mainly to the sharp fall in legacy data networks, combined, to a lesser extent, with a contraction in voice traffic.

Year-on-year, the 8.9% fall in Fixed-line telephony revenues stemmed from:

•

an 8.9% year-on-year reduction in the number of telephone lines, reflecting the growing numbers of customers migrating to “Voice over IP” and heightened competition;

•

a 13.2% fall in the volume of enterprise calling services (downward trend in the fixed-line telephony market, partially related to its substitution by other means of communication such as text messages (SMS) and instant messaging), a faster pace than in 2010; and

•

a contraction of 5.0% in revenues derived from customer relations services (call centers), due to the substitution of these services by the Internet, although the pace was slower than in 2010.

At the same time, Legacy data networks revenues fell by 20.1% between 2010 and 2011. These services cover most legacy data solutions (such as the X25 protocol or Frame Relay); the migration of these enterprise networks to more modern technologies gathered pace in 2011 compared with 2010.

Mature networks

The mature networks include traditional products and solutions that have reached a certain level of maturity, such as IP-VPN, some infrastructure products such as broadband and very high-speed connections, broadcasting and Business Everywhere mobility services.

2012 vs. 2011

On a comparable basis, revenues from mature networks were up 1.8% between 2011 and 2012, and totaled 2,895 million euros. This increase was up on the previous year (0.4%).

IP-VPN revenues were up 3.9% year-on-year, driven by international operations (up 6.8%). The customer base is growing in particular in France, while international operations are seeing a strong increase in average revenue per connection as a result of customers switching to higher speeds. Conversely, the Broadcasting business saw revenues fall 1.9%, primarily as a result of the shutdown of legacy solutions (analog) and despite the revenues generated by the London Olympics. Finally, Roaming solutions (Business Everywhere) were down 18.2% year-on-year, in line with what was seen between 2010 and 2011, mainly due to the decline in traditional fixed-line telephony networks and the migration to Internet solutions.

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2011 vs. 2010

On a comparable basis, mature networks revenues edged up by 0.4% between 2010 and 2011, from 2,770 million euros to 2,782 million euros. The IP-VPN market has reached a degree of maturity, but its revenues nevertheless grew slightly, by 2.1% year-on-year, thanks mainly to international operations (up 5.5%) and the development of Ethernet support. The revenues of the Broadcasting business were down 0.7% year-on-year, due to year-end project deferrals and the absence of major sporting events. The revenues of Roaming solutions (Business Everywhere) were down 16.2% year-on-year, due mainly to the decline in traditional fixed-line telephony networks and migration to other solutions within the Group.

Growing networks

The growing networks include “Voice over IP” offers, image services, and data infrastructures including satellite access, Wifi and fiber optics.

2012 vs. 2011

On a comparable basis, revenues from growing networks were up 6.9% between 2011 and 2012, and totaled 402 million euros. This growth was slower than the 14.2% increase seen between 2010 and 2011. “Voice over IP” services (access and traffic), which are benefiting from the migration of customers from traditional telephone services, were up 11.8%, down from the previous year (20.0%). Furthermore, revenues from satellite access were up 7.8% between 2011 and 2012 while image services were affected by the repositioning of offers to a range more attuned to the realities of the market, as well as the slowdown thereof.

2011 vs. 2010

On a comparable basis, growing networks revenues increased by 14.2% between 2010 and 2011, from 320 million euros to 366 million euros, due mainly to the 20.0% increase in “Voice over IP” services (access and traffic), benefiting from technology transfers from traditional telephony.

In addition, revenues from enhanced network products, such as satellite and Wifi access, rose sharply, by 18.3% between 2010 and 2011.

Services

Orange Business Service activities include platform services (customer relationship management, messaging, hosting, security solutions, infrastructure application management, cloud computing, machine to machine), collaborative services (consulting, integration, project management) and sales of equipment linked to integration services.

2012 vs. 2011

On a comparable basis, service revenues were up 1.0% between 2011 and 2012 to 1,832 million euros. This increase was mainly due to integration services (3.8%), service management (7.5%) and customer relationship services (13.7%).

This increase was nevertheless lower than the 6.4% recorded between 2010 and 2011. This slower growth was mainly due to i) equipment deliveries (down 3.7% in 2012, a high number of orders also having been filled in the US at the end of 2011), ii) the slowdown in integration services (from 8.6% in 2011 to 3.8% in 2012) and iii) infrastructure application management (hosting). A lower level of customer acquisition had a negative effect on sales in 2012.

2011 vs. 2010

On a comparable basis, service revenues increased by 6.4% between 2010 and 2011, from 1,664 million euros to 1,771 million euros, particularly in international operations (up 17.1%), thanks to strong sales of equipment (up 37.2%), supported by a high level of deliveries in the United States, and to consulting (up 18.0%).

In France, growth in services revenues was more muted, with a 0.4% increase year-on-year, due to the postponement of new contracts and a lower level of signatures with key accounts in a particularly difficult market.

9.1.3.5.2    Reported EBITDA - Enterprise

2012 vs. 2011

On a historical basis, the 11.2% or 142 million euros reduction in Enterprise Reported EBITDA between 2011 and 2012, was attributable mainly to organic change on a comparable basis of 150 million euros, and a positive impact of foreign exchange fluctuations of 7 million euros.

On a comparable basis, the 11.7% or 150 million euros reduction in Enterprise Reported EBITDA between 2011 and 2012, was attributable mainly to:

•

the 195 million euros decline in revenues;

•

the 103 million euros increase in labor expenses, due to a 43 million euros increase in the expense for the “Part-Time for Seniors” plan in France, mainly as a result of the renegotiation of the agreement on the employment of seniors signed on December 31, 2012 (see section 9.1.1.4 Significant events), as well as an increase in labor expenses of service operations (21 million euros);

•

the change in the business mix between services and traditional communications solutions;

•

partially offset by the optimization of service fees and inter-operator costs, i.e. a reduction of 131 million euros year-on-year, in line with the improved profitability of international operations and the lower business volumes of legacy data networks.

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2011 vs. 2010

On a historical basis, the 23 million euros or 1.8% fall in Enterprise Reported EBITDA between 2010 and 2011 reflected i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 35 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 26 million euros year-on-year, and iii) organic change on a comparable basis, i.e. a favorable impact of 38 million euros.

On a comparable basis, the 38 million euros or 3.1% increase in Enterprise Reported EBITDA between 2010 and 2011 was attributable mainly to i) a 192 million euros reduction in external purchases stemming from the decline in service fees and inter-operator costs (related to the downturn in business) and from the change in the business tax regime in France, resulting in a sharp fall in the network shares billed by Orange France) and ii) the optimization of other costs, partially offset by the 112 million euros fall in revenues year-on-year.

9.1.3.5.3    Operating income - Enterprise

2012 vs. 2011

On a historical basis, Enterprise operating income fell 18.8% or 177 million euros between 2011 and 2012.

On a comparable basis, the 18.6% or 174 million euros reduction in Enterprise operating income between 2011 and 2012, was attributable mainly to the 150 million euros reduction in Reported EBITDA, and, to a lesser extent, the 14 million euros increase in the depreciation and amortization expense.

2011 vs. 2010

On a historical basis, the 18 million euros or 1.9% decline in Enterprise operating income between 2010 and 2011 reflected i) the adverse impact of changes in the scope of consolidation and other changes, i.e. 35 million euros, and ii) the adverse impact of foreign exchange fluctuations, i.e. 26 million euros, iii) partially offset by organic change on a comparable basis, i.e. an increase of 43 million euros in operating income.

On a comparable basis, Enterprise operating income increased by 43 million euros or 4.7% between 2010 and 2011. This improvement stemmed primarily from changes in Reported EBITDA in the amount of 38 million euros.

9.1.3.5.4    CAPEX - Enterprise

2012 vs. 2011

On a historical basis, the 2.7% increase in Enterprise CAPEX between 2011 and 2012 was due to changes in the scope of consolidation of 12 million euros and the positive impact of foreign exchange fluctuations of 7 million euros, partially offset by organic change on a comparable basis, i.e. a decline of 10 million euros.

On a comparable basis, Enterprise CAPEX was down 2.6% or 10 million euros between 2011 and 2012. This reduction was due to the bringing of capital expenditures into line with business volumes.

2011 vs. 2010

On a historical basis, Enterprise CAPEX increased by 25 million euros or 8.0% between 2010 and 2011.

On a comparable basis, Enterprise CAPEX increased by 7.8% or 25 million euros year-on-year. The increase in CAPEX between 2010 and 2011 stemmed primarily from the resumption of investments aimed at satisfying customers and supporting them as their usage expands, as well as continued investments on platforms specializing in the integration and outsourcing of critical communication applications.

9.1.3.6    International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	1,623	1,585	1,610	2.4%	0.8%	1,600
Reported EBITDA (2)	(402)	59	105	na	na	(661)
Reported EBITDA/Revenues	(24.7)%	3.7%	6.5%			(41.3)%
Operating income	(1,002)	(778)	(103)	(28.6)%	ns	(1,354)
Operating income/Revenues	(61.8)%	(49.2)%	(6.5)%			(84.6)%
CAPEX (2)	415	358	367	15.5%	13.1%	312
CAPEX/Revenues	25.6%	22.6%	22.8%			19.5%
Average number of employees	13,286	13,492	12,950	(1.5)%	2.6%	14,700

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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The “International Carriers & Shared Services” operating segment (hereinafter referred to as IC & SS) covers i) the roll-out of the international and long-distance network, installation and maintenance of submarine cables, and sales and services to international carriers, and ii) shared services including support and cross-divisional functions spanning the entire Group, and the new growth drivers (Content, Health, Online Advertising). For the most part, shared services are rebilled to other operating segments through brand royalties, Group services and special case-by-case rebilling. This operating segment also reflects the share of profits (losses) stemming from the equity-method accounting used for Everything Everywhere in the United Kingdom since April 1, 2010, the date on which it was created.

9.1.3.6.1    Revenues - International Carriers & Shared Services

2012 vs. 2011

In 2012, International Carriers & Shared Services revenues totaled 1,623 million euros, including 1,141 million euros in non-Group revenues.

On a historical basis, the 0.8% or 13 million euros increase in International Carriers & Shared Services revenues between 2011 and 2012, was attributable mainly to i) organic change on a comparable basis, i.e. a 38 million euros increase in revenues, ii) partially offset by the adverse impact of changes in the scope of consolidation and other changes, amounting to 29 million euros, and was mainly due to operations being transferred to the Enterprise operating segment.

On a comparable basis, International Carriers & Shared Services were up 2.4% or 38 million euros between 2011 and 2012.

International carriers revenues totaled 1,382 million euros in 2012 (including 938 million euros in non-Group revenues), up 3.8% or 51 million euros on 2011. This growth was attributable mainly to i) higher international voice revenues, due to the policy of integrating traffic from subsidiaries, especially in Sub-Saharan Africa and North Africa, as well as ii) the increase in mobile data revenues.

Shared services revenues totaled 241 million euros in 2012, down 5.2% on 2011, mainly due to patent licenses granted in return for a final fee in 2011.

2011 vs. 2010

In 2011, International Carriers & Shared Services revenues totaled 1,610 million euros, including 1,101 million euros in non-Group revenues.

On a historical basis, the 10 million euros or 0.6% increase in International Carriers & Shared Services revenues between 2010 and 2011 reflected:

•

the favorable impact of changes in the scope of consolidation and other changes, which totaled 28 million euros and reflected exclusively the consolidation of Elettra, a company specializing in laying and maintaining submarine cables for the telecommunications industry;

•

partially offset by organic change on a comparable basis, i.e. a decline of 16 million euros in revenues.

On a comparable basis, the 16 million euros or 1.0% fall in International Carriers & Shared Services revenues between 2010 and 2011 stemmed mainly from a decline in intercompany rebilling linked to the network and the fall in the revenues derived from the film coproduction business, partially offset by the increase in revenues derived from sales of R&D patents.

International carriers revenues, which totaled 1,361 million euros in 2011, including 887 million euros in non-Group revenues, were down 2.4% compared with 2010. The decline was attributable mainly to i) a decline in intercompany rebilling linked to the network, offset by ii) an increase in the submarine-cable maintenance and laying business, relating largely to the ACE cable.

Shared services revenues, which totaled 249 million euros in 2011, were up 7.5% due largely to new patent licensing agreements and an increase in sales of pay-TV viewing cards.

9.1.3.6.2    Reported EBITDA - International Carriers & Shared Services

2012 vs. 2011

International Carriers & Shared Services Reported EBITDA stood at (402) million euros in 2012 compared with 105 million euros in 2011 on a historical basis and 59 million euros on a comparable basis.

On a historical basis, the 507 million euros deterioration in International Carriers & Shared Services Reported EBITDA between 2011 and 2012 stemmed from i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 44 million euros, primarily due to the transfer of various functions from the France operating segment, as well as ii) organic change on a comparable basis, i.e. a 461 million euros reduction in Reported EBITDA.

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On a comparable basis, the 461 million euros deterioration in International Carriers & Shared Services Reported EBITDA between 2011 and 2012 was attributable largely to:

•

the 271 million euros increase in the expense for the “Part-Time for Seniors” plan in France, with an expense of 182 million euros recognized in 2012 mainly as a result of the renegotiation of the agreement on the employment of seniors signed on December 31, 2012 (see section 9.1.1.4 Significant events), compared with an 89 million euros provision reversal in 2011;

•

the recognition in 2012 of a 122 million euros expense for contributions for so-called “non-common risks” (primarily insurance against unemployment) for France Telecom S.A. civil servants following the European Commission’s December 2011 decision (see section 9.1.1.4 Significant events);

•

the payment of 116 million euros in compensation (including stamp duty) to OTMT for the transfer to France Telecom-Orange of the services contract between OTMT and ECMS (see section 9.1.1.4 Significant events);

•

the recognition of various disputes for a net positive amount of 117 million euros as well as a 90 million euros expense relating to the adjustment to the business tax due for the period 1999 to 2002;

•

rebranding costs in Poland (all services are now under the Orange brand) and expenses associated with the 2012 UEFA European Football Championship (Euro 2012);

•

partially offset by net income of 61 million euros arising from the restructuring of New Growth Activities, with in particular the discontinuation of Orange sport and the opening up of new distribution channels for Orange cinema series (OCS, see section 9.1.1.4 Significant events).

2011 vs. 2010

International Carriers & Shared Services Reported EBITDA was a positive 105 million euros in 2011, compared with a negative 661 million euros in 2010 on a historical basis and a negative 681 million euros on a comparable basis.

On a historical basis, the 766 million euros increase in International Carriers & Shared Services Reported EBITDA between 2010 and 2011 was attributable to i) organic change on a comparable basis, i.e. an increase of 786 million euros in Reported EBITDA, partially offset by ii) the adverse impact of changes in the scope of consolidation and other changes, which totaled 23 million euros.

On a comparable basis, the 786 million euros increase in International Carriers & Shared Services Reported EBITDA between 2010 and 2011 stemmed mainly from i) the recognition, in 2010, of a 547 million euros provision in respect of the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France, and ii) the positive differential of 163 million euros between the provision recognized in 2010 (74 million euros) and the provision reversal recognized in 2011 (89 million euros) in respect of the “Part-Time for Seniors” and “Intermediate Part Time” arrangements in France (see note 5 to the consolidated financial statements).

9.1.3.6.3    Operating income - International Carriers & Shared Services

2012 vs. 2011

International Carriers & Shared Services operating income was (1,002) million euros in 2012 compared with (103) million euros on a historical basis and (778) million euros on a comparable basis in 2011.

On a historical basis, the 899 million euros deterioration in International Carriers & Shared Services operating income between 2011 and 2012 was attributable mainly to i) the adverse impact of changes in the scope of consolidation and other changes, amounting to 671 million euros, mainly due to the end of financing activities in the United Kingdom in 2011, generating a gain of 642 million euros (see note 13.5 to the consolidated financial statements) mainly stemming from the reclassification of cumulative translation adjustments from the entities carrying on these financing activities, and, to a lesser extent, to the transfer of various functions from the France operating segment, as well as ii) organic change on a comparable basis, i.e. a 224 million euros deterioration in operating income.

On a comparable basis, the 224 million euros deterioration in International Carriers & Shared Services operating income between 2011 and 2012 was attributable mainly to i) the 461 million euros decline in Reported EBITDA, ii) the 122 million euros share of losses of associates in 2012 versus a share of losses of 99 million euros in 2011, partially offset by iii) the 157 million euros positive change resulting from the recognition in 2011 of impairment of fixed assets and iv) the 104 million euros reduction in the depreciation and amortization expense.

2011 vs. 2010

International Carriers & Shared Services operating income was a negative 103 million euros in 2011, compared with a negative 1,354 million euros in 2010 on a historical basis and 1,364 million euros on a comparable basis.

On a historical basis, the 1,251 million euros increase in International Carriers & Shared Services operating income between 2010 and 2011, stemmed from i) the adverse impact of changes in the scope of consolidation and other changes, which totaled 14 million euros, and ii) organic change on a comparable basis, i.e. an increase of 1,251 million euros in operating income.

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On a comparable basis, the 1,261 million euros improvement in International Carriers & Shared Services operating income between 2010 and 2011 stemmed mainly from i) the 786 million euros improvement in Reported EBITDA, and ii) the recognition in 2011 of a reclassification of cumulative translation adjustment from liquidated entities amounting to 642 million euros. In 2011, the France Telecom-Orange Group discontinued some of its operations in the United Kingdom. This generated a positive impact of 642 million euros, stemming from the reclassification of the translation adjustment reserves of the relevant entities (see note 13.5 to the consolidated financial statements).

Additional information regarding the activities of Everything Everywhere (the key financial and operating indicators) can be found in section 9.1.3.7 Additional information on the activities of Everything Everywhere.

9.1.3.6.4    CAPEX - International Carriers & Shared Services

2012 vs. 2011

On a historical basis, International Carriers & Shared Services CAPEX totaled 415 million euros in 2012, an increase of 48 million euros compared with 2011. The improvement stemmed from organic change on a comparable basis, i.e. a 57 million euros increase in CAPEX, offset by the adverse impact of changes in the scope of consolidation and other changes, amounting to 9 million euros year-on-year.

On a comparable basis, the 57 million euros increase in International Carriers & Shared Services CAPEX between 2011 and 2012 was attributable mainly to the increased investment in customer service platforms.

2011 vs. 2010

On a historical basis, International Carriers & Shared Services CAPEX totaled 367 million euros in 2011, an increase of 55 million euros compared with 2010.

On a comparable basis, the 57 million euros increase in International Carriers & Shared Services CAPEX between 2010 and 2011 stemmed mainly from i) the deployment of submarine cables, including the construction of the ACE (Africa Coast to Europe) submarine cable, which will link France to South Africa, and the LION2 (Lower Indian Ocean Network 2) submarine cable in the Indian Ocean, and ii) the increase in film coproduction.

9.1.3.7    Additional information on the activities of Everything Everywhere

Everything Everywhere has housed all personal (mobile telephony) and home (Internet services) communication services of the joint venture between Orange and T-Mobile in the United Kingdom since April 1, 2010. Owned 50/50 by France Telecom-Orange and Deutsche Telekom, the Everything Everywhere joint venture is recognized using the equity method.

The share of profits (losses) of associates of Everything Everywhere in the United Kingdom is recognized in the International Carriers & Shared Services (IC & SS) operating segment.

The data presented below is fully-consolidated Everything Everywhere data in pounds sterling. Moreover, the historical data for 2010 are those of Everything Everywhere at April 1, 2010, date of its creation.

EVERYTHING EVERYWHERE (100% and in millions of pounds sterling)	Financial years ended December 31
	2012	2011 data on a comparable basis	2011 data on a historical basis	Chg. (%) data on a comparable basis	Chg. (%) data on a historical basis	2010 data on a historical basis (1)
Revenues	6,657	6,784	6,784	(1.9)%	(1.9)%	5,298
Reported EBITDA (2)	1,085	1,171	1,171	(7.3)%	(7.3)%	837
Reported EBITDA/Revenues	16.3%	17.3%	17.3%			15.8%
CAPEX (2)	606	567	576	6.9%	5.2%	321
CAPEX/Revenues	9.1%	8.4%	8.5%			6.1%

(1)  The historical data for 2010 correspond to the final three quarters of the year, Everything Everywhere having been created on April 1, 2010.

(2)  Reported EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

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EVERYTHING EVERYWHERE (100%)	Financial years ended December 31
	2012	2011 data on a comparable basis	2011 data on a historical basis	Chg. (%) data on a comparable basis	Chg. (%) data on a historical basis	2010 data on a historical basis (1)
Revenues (2)	6,657	6,784	6,784	(1.9)%	(1.9)%	5,298
Revenues from mobile services (2)	5,953	6,112	6,167	(2.6)%	(3.5)%	4,748
Personal communication services
Number of mobile customers (3)	26,148	26,834	26,834	(2.6)%	(2.6)%	27,214
Number of contract customers (3)	13,594	12,842	12,842	5.9%	5.9%	11,948
Number of prepaid customers (3)	12,554	13,992	13,992	(10.3)%	(10.3)%	15,266
Monthly ARPU in the fourth quarter (in pounds sterling)	18.6	18.9	19.1	(1.6)%	(2.6)%	19.7
Monthly AUPU in the fourth quarter (in minutes)	195	198	198	(1.5)%	(1.5)%	196
Home communication services
Number of residential customers (3)	698	729	729	(4.3)%	(4.3)%	770

(1)  The historical data for 2010 correspond to the final three quarters of the year, Everything Everywhere having been created on April 1, 2010.

(2)  In millions of pounds sterling.

(3)  In thousands. At end of period.

2012 vs. 2011

On a comparable basis, Everything Everywhere’s revenues fell by 1.9% between 2011 and 2012, due to regulatory impact. Excluding regulatory impact, mobile services revenues would have increased by 3.0% between 2011 and 2012. Between December 31, 2011 and December 31, 2012, the number of contract customers rose 700,000, a 5.9% year-on-year increase. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 52% at December 31, 2012, compared with 48% at December 31, 2011. The number of prepaid customers declined 719,000 year-on-year.

On a comparable basis, Everything Everywhere’s Reported EBITDA fell by 7.3% between 2011 and 2012 to 1,085 million pounds sterling in 2012, due in particular to restructuring costs.

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In 2012, Everything Everywhere paid out 734 million pounds sterling in dividends to its shareholders, France Telecom-Orange and Deutsche Telekom (see Consolidated statement of cash flows).

2011 vs. 2010

On a comparable basis, Everything Everywhere’s revenues fell by 3.8% between 2010 and 2011, due to regulatory impact. Excluding regulatory impact, mobile services revenues would have increased by 2.1% between 2010 and 2011. Between December 31, 2010 and December 31, 2011, the net increase in contract customers rose 894,000, a 7.5% year-on-year increase. This growth also reflected an increase in the proportion of contract customers in the overall customer base, to a total of 48% at December 31, 2011, compared with 44% at December 31, 2010.

On a comparable basis, Everything Everywhere’s Reported EBITDA increased by 1.0% between 2010 and 2011 to 1,171 million pounds sterling in 2011, due in particular to restructuring costs.

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In 2011, Everything Everywhere paid out 866 million pounds sterling in dividends to its shareholders, France Telecom-Orange and Deutsche Telekom.

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9.1.4   Cash flow, shareholders’ equity and financial debt

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.4.1    Liquidity and cash flows

As with the Consolidated statement of cash flows, the cash flows presented below include the cash flows of Orange in the United Kingdom up to April 1, 2010, the date of its disposal. They do not include the cash flows of the Everything Everywhere joint venture in the United Kingdom since it is recognized using the equity method (see note 2 to the consolidated financial statements).

SIMPLIFIED CONSOLIDATED STATEMENT OF CASH FLOWS (1) (2) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Net cash provided by operating activities	10,016	12,879	12,588
Net cash used in investing activities	(4,710)	(6,308)	(5,951)
Net cash used in financing activities	(5,072)	(2,860)	(6,117)
Net change in cash and cash equivalents	234	3,711	520
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	26	(78)	103
Cash and cash equivalents at beginning of period	8,061	4,428	3,805
Cash and cash equivalents at end of period	8,321	8,061	4,428

(1)  For more detail, see Consolidated statement of cash flows.

(2)  Following the General Court of the European Union’s ruling of November 30, 2009 concerning the dispute over the special business tax regime for France Telecom-Orange in France prior to 2003, a 964 million euros expense was recognized in 2009. This amount lay in an escrow account in 2007 and 2008. The transfer of the sum put in escrow to the French government in January 2010 did not affect 2010 cash flow since the negative effect of 964 million euros on net cash provided by operating activities was offset by a positive effect of 964 million euros on net cash used in investing activities (see Consolidated statement of cash flows).

9.1.4.1.1    Net cash provided by operating activities

Net cash provided by operating activities was 10,016 million euros in 2012, versus 12,879 million euros in 2011 and 12,588 million euros in 2010.

In 2012, the net cash flow provided by operating activities included 450 million euros from the receipt of dividends paid by the Everything Everywhere joint venture in the United Kingdom (494 million euros in 2011 and 369 million euros in 2010 – see Consolidated statement of cash flows and note 9 to the consolidated financial statements.)

2012 vs. 2011

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2011	12,879
Increase (decrease) in Reported EBITDA	(2,634)
Change in the total working capital requirement (1)	(935)
Settlement of the dispute between DPTG and TP S.A. in Poland (2)	(550)
Other	(385)
Decrease (increase) in operating taxes and levies paid	(175)
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(292)
Decrease (increase) in income tax paid	(124)
Change in the elimination of non-monetary effects included in Reported EBITDA	1,297
“Part-Time for Seniors” plan in France	1,195
Other	102
Net cash provided by operating activities in 2012	10,016
(1) See the Financial glossary appendix. (2) See section 9.1.1.4 Significant events.

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2011 vs. 2010

CHANGE IN NET CASH PROVIDED BY OPERATING ACTIVITIES – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
Net cash provided by operating activities in 2010	12,588
Increase (decrease) in the Reported EBITDA of continuing operations	792
Increase (decrease) in the Reported EBITDA of discontinued operations (1) (excluding the gain on disposal of Orange assets in the United Kingdom in 2010 for 960 million euros) (2)	(137)
Change in the total working capital requirement	950
General Court of the European Union’s ruling of November 30, 2009 (3)	964
Other	(14)
Decrease (increase) in operating taxes and levies paid	9
Decrease (increase) in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	344
Decrease (increase) in income tax paid	(486)
Change in the elimination of non-monetary effects included in Reported EBITDA	(1,181)
Restructuring of the Orange sport and Orange cinema series (OCS) businesses and “Part-Time for Seniors” plan in France	(1,362)
Other	181
Net cash provided by operating activities in 2011	12,879

(1)  Disposal of Orange in the United Kingdom on April 1, 2010 (see segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

(2)  Non-monetary item included in Reported EBITDA (see consolidated statement of cash flows and note 2 to the consolidated financial statements).

(3)  Legal dispute over the special business tax regime in France prior to 2003. Decrease of 964 million euros in total working capital requirement in 2010 (see Consolidated statement of cash flows).

9.1.4.1.2    Net cash used in investing activities

The net cash used in investing activities amounted to (4,710) million euros in 2012 as against 6,308 million euros in 2011, and 5,951 million euros in 2010.

Acquisitions and proceeds from sales of property, plant and equipment and intangible assets

ACQUISITIONS AND PROCEEDS FROM SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Acquisitions of property, plant and equipment and intangible assets (1)	(6,763)	(6,711)	(6,102)
CAPEX of continuing operations	(5,818)	(5,770)	(5,522)
CAPEX of discontinued operations (2)	-	-	(68)
Telecommunication licenses	(945)	(941)	(512)
Increase (decrease) in amounts due to fixed asset suppliers	(229)	39	150
Proceeds from sales of property, plant and equipment and intangible assets	148	74	64
TOTAL GROUP	(6,844)	(6,598)	(5,888)

(1)  Capital expenditures on tangible and intangible assets financed through finance leases have no effect on cash flows when acquired (see section 9.1.2.5 Group capital expenditures, Segment Information of the consolidated financial statements and note 7 to the consolidated financial statements).

(2)  Disposal of Orange in the United Kingdom on April 1, 2010 (see Segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

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Acquisitions and proceeds from sales of investment securities

ACQUISITIONS AND PROCEEDS FROM SALES OF INVESTMENT SECURITIES (NET OF CASH ACQUIRED OR TRANSFERRED) (1) (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Acquisitions of investment securities (net of cash acquired)	(118)	(609)	(1,065)
Acquisition of 100% of Simyo (2)	(48)	-	-
Acquisition of 20.2% of Korek Telecom (3) (4)	-	(305)	-
Acquisition of 100% of Congo Chine Telecom	7	(153)	-
Acquisition of 49.1% of Dailymotion (2)	-	(66)	-
Acquisition of 38.6% Compagnie Européenne de Téléphonie (CET)	-	(61)	-
Acquisition of 40.0% of Médi Telecom in 2010 (3) (4)	-	(3)	(744)
Acquisition of control of Mobinil (parent company of ECMS) (4)	-	-	(152)
Acquisition of 100% of KPN Belgium Business (now known as Mobistar Business Services) by Mobistar	-	-	(61)
Acquisition of 100% of LinkDotNet and Link Egypt by ECMS	-	-	(41)
Other acquisitions	(77)	(21)	(67)
Proceeds from sales of investment securities (net of cash transferred)	1,410	452	(19)
Proceeds from disposal of 100% of Orange Suisse (2)	1,386	-	-
Proceeds from disposal of 100% of TP Emitel by TP S.A.	-	410	-
Other proceeds from sales	24	42	(19)
TOTAL GROUP	1,292	(157)	(1,084)

(1)  See note 2 to the consolidated financial statements.

(2)  See section 9.1.1.4 Significant events.

(3)  See note 9 to the consolidated financial statements.

(4)  See note 14 to the consolidated financial statements.

Other changes in securities and other financial assets

OTHER DECREASES (INCREASES) IN SECURITIES AND OTHER FINANCIAL ASSETS (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Securities at fair value	591	(67)	(645)
Escrow deposit relating to the General Court of the European Union ruling of November 30, 2009 (1)	-	-	964
Redemption of loan granted to Everything Everywhere (2)	222	511	706
Other	29	3	(4)
GROUP TOTAL	842	447	1,021

(1)  Legal dispute over the special business tax (taxe professionnelle) regime in France prior to 2003 (see Consolidated statement of cash flows).

(2)  Redemption of the 1,407 million euros loan (1,250 million pounds sterling) granted by the Group on April 1, 2010 to the Everything Everywhere joint venture (see Consolidated statement of cash flows and note 10 to the consolidated financial statements).

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9.1.4.1.3    Net cash used in financing activities

The net cash used in financing activities was (5,072) million euros in 2012, versus (2,860) million euros in 2011 and (6,117) million euros in 2010.

NET CASH USED IN FINANCING ACTIVITIES (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Issuances (1)	2,769	4,331	4,353
Bonds	2,309	3,870	3,948
Other long-term debt	460	461	405
Redemptions and repayments (1)	(2,868)	(1,955)	(7,137)
Bonds	(2,632)	(1,345)	(6,413)
Other long-term debt	(507)	(372)	(575)
Exchange rate effects on derivatives, net	271	(238)	(149)
Increase (decrease) of bank overdrafts and short-term borrowings (1)	1,001	(570)	238
Decrease (increase) of deposits and other debt-linked financial assets (1)	(178)	2	778
Purchase of treasury shares (2)	(94)	(275)	11
Changes in ownership interests with no gain or loss of control	(1,489)	(8)	(46)
Acquisition of 57.6% of ECMS (3)	(1,489)	-	-
Additional acquisition of 20.0% of Orange Botswana	-	-	(38)
Other changes	-	(8)	(8)
Changes in capital (2)	2	1	4
Dividends paid (2)	(4,215)	(4,386)	(4,318)
Dividends paid to parent company owners	(3,632)	(3,703)	(3,706)
Dividends paid to non-controlling interests	(583)	(683)	(612)
TOTAL GROUP	(5,072)	(2,860)	(6,117)
(1) See note 10 to the consolidated financial statements. (2) See note 13 to the consolidated financial statements. (3) See section 9.1.1.4 Significant events.

The management of covenants is described in note 11 to the consolidated financial statements.

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9.1.4.2    Equity

At December 31, 2012, the French State held, directly or together with the FSI (Fonds Stratégique d’Investissement), 26.94% of the France Telecom S.A. share capital (see note 13 to the consolidated financial statements).

2012 vs. 2011

CHANGE IN EQUITY – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
Equity at December 31, 2011	29,592
Equity attributable to owners of the parent	27,573
Equity attributable to non-controlling interests	2,019
Change in equity attributable to owners of the parent (1)	(3,267)
Total comprehensive income for the year	748
Share-based compensation	(11)
Purchase of treasury shares	(49)
Dividends	(3,632)
Changes in ownership interests without acquisition or loss of control	(281)
Other changes	(42)
Change in equity attributable to non-controlling interests (1)	59
Equity at December 31, 2012	26,384
Equity attributable to owners of the parent	24,306
Equity attributable to non-controlling interests	2,078
(1) For additional details, see the Consolidated statement of changes in equity and note 13 to the consolidated financial statements.

2011 vs. 2010

CHANGE IN EQUITY – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
Equity at December 31, 2010	31,549
Equity attributable to owners of the parent	29,101
Equity attributable to non-controlling interests	2,448
Change in equity attributable to owners of the parent (1)	(1,528)
Total comprehensive income for the year	2,868
Capital increase	1
Share-based compensation	19
Purchase of treasury shares	(223)
Dividends	(3,703)
Changes in ownership interests without acquisition or loss of control	(10)
Other changes	(480)
Change in equity attributable to non-controlling interests (1)	(429)
Equity at December 31, 2011	29,592
Equity attributable to owners of the parent	27,573
Equity attributable to non-controlling interests	2,019
(1) For additional details, see the Consolidated statement of changes in equity and note 13 to the consolidated financial statements.

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9.1.4.3    Financial debt, management of financial debt and liquidity position

For further information on the risks relating to the France Telecom-Orange Group’s financial debt, see section 4.3 Financial risks of the 2012 Registration Document.

9.1.4.3.1    Financial debt

The France Telecom-Orange Group’s net financial debt (see the Financial glossary appendix and note 10 to the consolidated financial statements) amounted to 30,545 million euros at December 31, 2012, compared with 30,890 million euros at December 31, 2011 and 31,840 million euros at December 31, 2010. At December 31, 2012 net financial debt was thus down 345 million euros compared with December 31, 2011.

Financial debt indicators

FINANCIAL DEBT (in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Net financial debt	30,545	30,890 (4)	31,840
Average maturity of net financial debt (1)	9.0 years	9.0 years	8.5 years
Average gross financial debt outstanding over the period (2)	37,544	34,325	37,272
Weighted average interest rate on the France Telecom S.A. bond portfolio (3)	5.25%	5.28%	5.59%

(1)  Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)  Excludes amounts not bearing interest, such as debts relating to commitments to buy out non-controlling interests, and accrued interest.

(3)  Source: Bloomberg.

(4)  Including for 2011 i) the payment for the acquisition of the 4G mobile license in the 800 MHz band in France made on January 19, 2012 for 891 million euros (see section 9.1.1.4 Significant events), and ii) the 550 million euros payment made on January 13, 2012 in the legal dispute between DPTG and TP S.A. in Poland (see section 9.1.1.4 Significant events), the net financial debt totaled 32,331 million euros at December 31, 2011.

At December 31, 2012, the liquidity position of France Telecom-Orange exceeded the financial debt repayment requirements for 2013 (see note 11.3 to the consolidated financial statements).

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

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Change in net financial debt

2012 vs. 2011

CHANGE IN NET FINANCIAL DEBT – 2012 VS. 2011 (in millions of euros)	Financial years ended December 31
Net financial debt at December 31, 2011	30,890
Reported EBITDA	(12,495)
CAPEX	5,818
Decrease (increase) in amounts due to CAPEX suppliers	(81)
Telecommunication licenses paid	1,255
Proceeds from sales of property, plant and equipment and intangible assets	(148)
Capital expenditures on tangible and intangible assets financed through finance leases (1)	47
Increase (decrease) in the total working capital requirement (2)	673
Settlement of the dispute between DPTG and TP S.A. in Poland	550
Other	123
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	1,370
Income tax paid	1,145
Net effect of the acquisition of 57.6% of ECMS and of changes to the shareholders’ agreement relating to ECMS (4)	(228)
Disposal of 100% of Orange Suisse (3)	(1,386)
Other acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	94
Purchase of treasury shares	94
Dividends paid to parent company owners	3,632
Dividends paid to non-controlling interests	583
Other items (5)	(718)
Net financial debt at December 31, 2012	30,545

(1)  See Consolidated statement of cash flows, Segment Information in the consolidated financial statements and note 7 to the consolidated financial statements.

(2)  See the Financial glossary appendix.

(3)  See section 9.1.1.4 Significant events.

(4)  Termination of the commitment to buy ECMS shares for (1,937) million euros at December 31, 2011, partially offset by i) the acquisition of 57.6% of ECMS for 1,489 million euros, and by ii) the recognition of a new purchase commitment regarding the remaining ECMS shares for 220 million euros (see section 9.1.1.4 Significant events and notes 2 and 10 to the consolidated financial statements).

(5)  Including elimination of non-monetary effects included in Reported EBITDA.

2011 vs. 2010

CHANGE IN NET FINANCIAL DEBT – 2011 VS. 2010 (in millions of euros)	Financial years ended December 31
Net financial debt at December 31, 2010	31,840
Reported EBITDA	(15,129)
CAPEX	5,770
Decrease (increase) in amounts due to CAPEX suppliers	135
Telecommunication licenses paid	767
Capital expenditures on tangible and intangible assets financed through finance leases (1)	180
Increase (decrease) in the total working capital requirement	(262)
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	1,078
Income tax paid	1,021
Acquisitions and proceeds from sales of investment securities (net of cash acquired or transferred) and changes in ownership interests with no gain or loss of control	165
Purchase of treasury shares	275
Dividends paid to parent company owners	3,703
Dividends paid to non-controlling interests	683
Other items (2)	664
Net financial debt at December 31, 2011	30,890

(1)  See Consolidated statement of cash flows, Segment Information in the consolidated financial statements and note 7 to the consolidated financial statements.

(2)  Including elimination of non-monetary effects included in Reported EBITDA.

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9.1.4.3.2    Management of financial debt and liquidity position

Financial assets, liabilities and finance costs-net are described in notes 10 and 11 to the consolidated financial statements, along with information on exposure to market risk and to fair value.

France Telecom-Orange’s policy is to be prepared to meet its redemption obligations without additional financing based on available cash and arranged credit facilities for at least the following 12 months (see note 11.3 to the consolidated financial statements).

In 2012, France Telecom-Orange took advantage of its strong creditworthiness and of the favorable market environment to maintain a strong liquidity position and to optimize the maturity and cost of its financial debt.

In 2012, the Group issued 2.3 billion euros in bonds, including 1.6 billion euros on the euro market, with the remainder having been issued in US dollars and yen. This largely broke down as follows: i) the issue of 900 million US dollars in bonds maturing in 2042 at 5.375% (4.86% after euro swap), ii) the issue of one billion euros in bonds maturing in 2022 at 3.0%, and iii) the issue of 500 million euros in bonds maturing in 2023 at 2.5%, a historic low for France Telecom-Orange. The weighted average maturity of these issues is 16.3 years from the date of issue and the weighted average interest rate 3.53%, making it possible to stabilize the average maturity of the Group’s net financial debt (excluding perpetual bonds redeemable for shares - TDIRAs) at 9.0 years at December 31, 2012, unchanged on December 31, 2011.

At December 31, 2012 the Group’s cash and cash equivalents remained high, at 8,321 million euros.

Details of the main bond issues, the main redemptions and repayments as well as the main changes to credit facilities can be found in note 10 to the consolidated financial statements.

9.1.4.3.3    Exposure to market risks and financial instruments

In the course of its manufacturing and commercial activities, France Telecom-Orange is exposed to market risks arising from the management of its interest costs, operating expenses in foreign currencies, and the value of certain asset items denominated in foreign currencies such as equity stakes in foreign companies. Based on an analysis of its overall risk exposure, which mainly stems from fluctuating interest and foreign exchange rates, France Telecom-Orange uses various financial instruments with the goal of optimizing its financing costs within the limits set by senior management with respect to their potential effects on earnings.

The management of interest rate risk, foreign exchange risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of stock market and equity risk plus the fair value hierarchy of financial assets and liabilities are described in note 11 to the consolidated financial statements.

It is the policy of the France Telecom-Orange Group not to use derivatives for speculative purposes. For further information on risks relating to financial markets, see section 4.3 Financial risks of the 2012 Registration Document.

Operational foreign exchange risk

The Group manages its businesses worldwide through entities that operate in their own countries and mainly in their own currencies. Their operational exposure to foreign exchange risk is therefore limited to certain operational transactions (such as purchases of equipment or network capacity, purchases from suppliers or sales to customers, purchases or sales from/to International Carriers).

To hedge the exposure to these foreign exchange risks, the France Telecom-Orange Group has established hedging policies whenever possible (see note 10.11 to the consolidated financial statements.)

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to dividends paid to the parent company, financing of the subsidiaries and Group financing (see note 11.2 to the consolidated financial statements).

For further information on risks relating to financial markets, see section 4.3 Financial risks of the 2012 Registration Document.

9.1.4.3.4    France Telecom-Orange’s debt ratings

France Telecom-Orange’s debt rating is an additional performance indicator used to assess the Group’s financial policy and its risk, notably its solvency and liquidity risk, management policy; it is not a substitute for the investor’s own analysis. The credit rating agencies revise their ratings on a regular basis. Any change in the rating is liable to produce an impact on the cost of future financing or to restrict access to liquidity (see section 4.3 Financial risks of the 2012 Registration Document and note 11.3 to the consolidated financial statements).

In addition, a change in France Telecom-Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses (see Financial glossary appendix) affecting the amounts paid to investors or result in the acceleration or the modification of the payment schedule of the loan. A Group bond (see note 10.4 to the consolidated financial statements), with an outstanding amount of 1.9 billion euros at December 31, 2012, is subject to a step-up clause.

Furthermore, perpetual bonds redeemable for shares (TDIRAs, see note 10.3 to the consolidated financial statements) bear interest at Euribor 3 months plus 2.5%. This interest rate may be increased to Euribor 3 months plus 3.0% should France Telecom-Orange’s rating be downgraded to BBB (by Standard & Poor’s) or Baa2 (by Moody’s). The interest rate would be restored to 3-month Euribor +2.5% when France Telecom-Orange’s rating moves back up above those thresholds.

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Moreover, the spread on the 6 billion euros syndicated credit facility signed on January 27, 2011 (see note 11.3 to the consolidated financial statements), is subject to change if France Telecom-Orange’s rating is upgraded or downgraded.

Lastly, France Telecom-Orange’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom-Orange’s long-term rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s, or that either of those rating agencies stopped rating the Company (see note 11.4 to the consolidated financial statements).

Developments regarding France Telecom-Orange’s rating in 2012:

•

the Standard & Poor’s and Moody’s rating agencies changed their outlook from stable to negative, on May 15 and August 2, 2012 respectively, while nevertheless reaffirming France Telecom-Orange’s rating of A- and A3;

•

Fitch Ratings downgraded France Telecom-Orange to BBB+ on October 30, 2012. The outlook is stable.

At December 31, 2012, France Telecom-Orange’s debt ratings were as follows:

RATING OF FRANCE TELECOM-ORANGE AT DECEMBER 31, 2012

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	A-	A3	BBB+
Outlook	Negative	Negative	Stable
Short-term debt	A2	P2	F2

In light of the foregoing ratings, the step-up clauses were not triggered in 2012.

For further information on risks related to the financial markets and a history of the Company’s ratings, see section 4.3 Financial risks of the 2012 Registration Document.

9.1.5   Additional information

Reported EBITDA, restated EBITDA and CAPEX are financial aggregates not defined by IFRS. For further information on the calculation of these aggregates and the reasons why the France Telecom-Orange Group uses them, see section 9.1.5.4 Financial aggregates not defined by IFRS and the Financial glossary appendix.

9.1.5.1    Transition from data on a historical basis to data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom-Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis better reflect organic business changes. Data on a comparable basis represents an additional comparison tool and is not intended to replace data on a historical basis for the year ended or the previous periods.

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9.1.5.1.1    Transition from data on a historical basis to data on a comparable basis for the 2011 financial year

Data on a comparable basis for 2011 are comparable to data on a historical basis for 2012 in terms of method, scope and exchange rates.

Group

The following table presents, for the France Telecom-Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2011 financial year for the key operating data.

2011/GROUP (in millions of euros)	Financial year ended December 31, 2011
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
Data on a historical basis	45,277	15,129	7,948	5,770	165,533
Foreign exchange fluctuations (1)	213	36	(20)	32	-
US dollar (USD)	94	24	22	8	-
Egyptian Pound (EGP)	73	23	(9)	14	-
Polish zloty (PLN)	(56)	(12)	5	(10)	-
Jordanian dinar (JOD)	34	13	8	3	-
Dominican peso (DOP)	20	7	4	3	-
Pound sterling (GBP)	12	-	(5)	1	-
Kenyan shilling (KES)	10	(5)	(27)	9	-
Other	26	(14)	(18)	4	-
Changes in the scope of consolidation and other changes	(787)	(435)	(929)	(82)	(532)
Changes in the scope of consolidation	(787)	(435)	(929)	(82)	(107)
Disposal of Orange Suisse	(827)	(220)	(64)	(101)	(998)
Acquisition of Congo Chine Telecom	62	6	(9)	25	624
Disposal of TP Emitel by TP S.A.	(39)	(23)	(15)	(7)	(470)
Gain (loss) on the disposal of TP Emitel	-	(197)	(197)	-	-
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	23	(9)	(12)	1	791
Reclassification of cumulative translation adjustment from liquidated entities in the United Kingdom	-	-	(642)	-	-
Other	(6)	8	10	-	(54)
Other changes	-	-	-	-	(425)
Data on a comparable basis	44,703	14,730	6,999	5,720	165,001
(1) Foreign exchange fluctuations between the average exchange rates for the 2011 financial year and the average exchange rates for the 2012 financial year.

The changes included in the transition from data on a historical basis to data on a comparable basis for the 2011 financial year primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the disposal of Orange Suisse (Rest of the World reportable segment) on February 29, 2012 (see section 9.1.1.4 Significant events), which took effect on March 1, 2011 in the data on a comparable basis,

•

the effect of the acquisition of the mobile telephony operator Congo Chine Telecom (Rest of the World reportable segment) in the Democratic Republic of the Congo on October 20, 2011 (see note 2 to the consolidated financial statements), which took effect on January 1, 2011 in the data on a comparable basis,

•

the impact of the disposal of TP Emitel (Poland operating segment) by TP S.A. on June 22, 2011 (see note 2 to the consolidated financial statements), which took effect on January 1, 2011 in the data on a comparable basis. Consequently the gain (loss) on the disposal of TP Emitel has been eliminated in the data on a comparable basis,

•

the effect of the full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone (France operating segment), following the acquisition of the remaining shares in that company on July 29, 2011 (see note 2 to the consolidated financial statements), which took effect on January 1, 2011 in the data on a comparable basis, and

•

the elimination in the data on a comparable basis of the reclassification of cumulative translation adjustment from liquidated entities in the United Kingdom in 2011 (see note 13.5 to the consolidated financial statements);

•

and the foreign exchange fluctuations between the average exchange rates for the 2011 financial year and the average exchange rates for the 2012 financial year.

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Consolidated operating segments

The following table presents, for each consolidated operating segment of the France Telecom-Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2011 financial year for the key operating data.

2011/OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2011
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	22,534	8,569	6,241	2,619	77,611
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	26	46	42	1	(202)
Changes in the scope of consolidation	23	(2)	(5)	1	791
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	23	(2)	(5)	1	791
Other changes (2)	3	48	47	-	(993)
Data on a comparable basis	22,560	8,615	6,283	2,620	77,409
Spain
Data on a historical basis	3,993	839	(168)	405	3,089
Foreign exchange fluctuations (1)	-	-	-	-	-
Changes in the scope of consolidation and other changes	(4)	1	-	-	(16)
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	(4)	1	-	-	(16)
Data on a comparable basis	3,989	840	(168)	405	3,073
Poland
Data on a historical basis	3,625	1,347	443	627	24,119
Foreign exchange fluctuations (1)	(56)	(13)	1	(10)	-
Changes in the scope of consolidation and other changes	(43)	(219)	(211)	(7)	(520)
Changes in the scope of consolidation	(43)	(219)	(211)	(7)	(520)
Disposal of TP Emitel by TP S.A.	(39)	(23)	(15)	(7)	(470)
Gain (loss) on the disposal of TP Emitel	-	(197)	(197)	-	-
Other	(4)	1	1	-	(50)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	3,526	1,115	233	610	23,599
Rest of the World
Data on a historical basis	8,795	2,993	595	1,409	26,650
Foreign exchange fluctuations (1)	160	44	(24)	35	-
Changes in the scope of consolidation and other changes	(791)	(220)	(79)	(79)	(360)
Changes in the scope of consolidation	(796)	(221)	(78)	(80)	(374)
Disposal of Orange Suisse	(858)	(224)	(67)	(105)	(998)
Acquisition of Congo Chine Telecom	62	3	(11)	25	624
Other changes (2)	5	1	(1)	1	14
Data on a comparable basis	8,164	2,817	492	1,365	26,290
Enterprise
Data on a historical basis	7,101	1,276	940	343	21,114
Foreign exchange fluctuations (1)	106	7	7	7	-
Changes in the scope of consolidation and other changes	(11)	1	(10)	12	24
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	(11)	1	(10)	12	24
Data on a comparable basis	7,196	1,284	937	362	21,138
International Carriers & Shared Services
Data on a historical basis	1,610	105	(103)	367	12,950
Foreign exchange fluctuations (1)	4	(2)	(4)	-	-
Changes in the scope of consolidation and other changes	(29)	(44)	(671)	(9)	542
Changes in the scope of consolidation	(2)	5	(634)	4	(5)
Reclassification of cumulative translation adjustment from liquidated entities in the United Kingdom	-	-	(642)	-	-
Other	(2)	5	8	4	(5)
Other changes (2)	(27)	(49)	(37)	(13)	547
Data on a comparable basis	1,585	59	(778)	358	13,492

(1)  Foreign exchange fluctuations between the average exchange rates for the 2011 financial year and the average exchange rates for the 2012 financial year.

(2)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.1.2    Transition from data on a historical basis to data on a comparable basis for the 2010 financial year

Data on a comparable basis for 2010 are comparable to data on a historical basis for 2011 in terms of method, scope and exchange rates.

Group

The following table presents, for the France Telecom-Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2010 financial year for the key operating data.

2010/GROUP (in millions of euros)	Financial year ended December 31, 2010
	Revenues	Reported EBITDA	Operating income	CAPEX (2)	Average number of employees
Data on a historical basis	45,503	14,337	7,562	5,522	161,392
Foreign exchange fluctuations (1)	(253)	(102)	6	(58)	-
Egyptian Pound (EGP)	(136)	(53)	13	(27)	-
Swiss franc (CHF)	116	19	2	13	-
Polish zloty (PLN)	(114)	(34)	(6)	(20)	-
US dollar (USD)	(36)	(10)	(10)	(2)	-
Dominican peso (DOP)	(34)	(13)	(8)	(6)	-
Other	(49)	(11)	15	(16)	-
Changes in the scope of consolidation and other changes	770	293	(215)	120	3,806
Changes in the scope of consolidation	770	293	(215)	120	3,806
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	687	290	131	119	1,724
Remeasurement of the equity held in Mobinil (parent company of ECMS)	-	-	(336)	-	-
Disposal of TP Emitel by TP S.A.	(38)	(26)	(20)	(14)	(471)
Acquisition of LinkDotNet and Link Egypt by ECMS	32	7	-	5	1,382
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	32	9	2	1	816
Acquisition of Elettra	27	4	3	1	83
Other	30	9	5	8	272
Other changes	-	-	-	-	-
Data on a comparable basis	46,020	14,528	7,353	5,584	165,198

(1)  Foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

(2)  CAPEX of continuing operations (see section 9.1.2.5. Group capital expenditures).

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The changes included in the transition from data on a historical basis to data on a comparable basis for the 2010 financial year primarily include:

•

changes in the scope of consolidation, mainly:

•

the impact of the full consolidation of Mobinil (parent company of ECMS) and of its subsidiaries (Egypt, Rest of the World reportable segment) on July 13, 2010, which took effect on January 1, 2010 in the data on a comparable basis. Before July 13, 2010, France Telecom-Orange’s interest in Mobinil and its subsidiaries was accounted for using the equity method (see note 2 to the consolidated financial statements),

•

the impact of the remeasurement of the historical investment in Mobinil (the parent of ECMS) after control was obtained on July 13, 2010 without effect on the data on a comparable basis,

•

the effect of the disposal of TP Emitel (Poland operating segment) by TP S.A. on June 22, 2011 (see note 2 to the consolidated financial statements), which took effect on July 1, 2010 in the data on a comparable basis,

•

the effect of the acquisition of LinkDotNet and Link Egypt by ECMS (Egypt, Rest of the World reportable segment) on September 2, 2010, which took effect on January 1, 2010 in the data on a comparable basis,

•

the impact of the full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone (France operating segment), following the acquisition of the remaining shares in that company on July 29, 2011 (see note 2 to the consolidated financial statements), which took effect on July 1, 2010 in the data on a comparable basis,

•

the effect of the acquisition of Elettra, a company specializing in laying and maintaining submarine cables for the telecommunications industry (in the International Carriers & Shared Services operating segment) on September 30, 2010 taking effect on January 1, 2010 in the data on a comparable basis; and

•

the foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

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Consolidated operating segments

The following table presents, for each consolidated operating segment of the France Telecom-Orange Group, the transition from data on a historical basis to data on a comparable basis for the 2010 financial year for the key operating data.

2010/OPERATING SEGMENTS (in millions of euros)	Financial year ended December 31, 2010
	Revenues	Reported EBITDA	Operating income	CAPEX	Average number of employees
France
Data on a historical basis	23,308	8,813	6,567	2,568	74,573
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes	6	85	69	6	2,667
Changes in the scope of consolidation	32	9	2	1	816
Full consolidation of Compagnie Européenne de Téléphonie (CET)/Générale de Téléphone	32	9	2	1	816
Other changes (2)	(26)	76	67	5	1,851
Data on a comparable basis	23,314	8,898	6,636	2,574	77,240
Spain
Data on a historical basis	3,821	765	(218)	397	3,099
Foreign exchange fluctuations (1) (2)	-	-	-	-	-
Changes in the scope of consolidation and other changes	-	-	-	-	-
Changes in the scope of consolidation	-	-	-	-	-
Other changes (2)	-	-	-	-	-
Data on a comparable basis	3,821	765	(218)	397	3,099
Poland
Data on a historical basis	3,934	1,180	229	679	25,688
Foreign exchange fluctuations (1) (2)	(115)	(35)	(7)	(20)	-
Changes in the scope of consolidation and other changes	(38)	(27)	(21)	(14)	(471)
Changes in the scope of consolidation	(38)	(27)	(21)	(14)	(471)
Disposal of TP Emitel by TP S.A.	(38)	(27)	(21)	(14)	(471)
Other changes (2)	-	-	-	-	-
Data on a comparable basis	3,781	1,118	201	645	25,217
Rest of the World
Data on a historical basis	8,248	2,941	1,380	1,248	22,789
Foreign exchange fluctuations (1) (2)	(109)	(43)	35	(35)	-
Changes in the scope of consolidation and other changes	740	292	(214)	127	3,298
Changes in the scope of consolidation	743	300	(206)	126	3,298
Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries	690	290	131	119	1,724
Remeasurement of the equity held in Mobinil (parent company of ECMS)	-	-	(336)	-	-
Acquisition of LinkDotNet and Link Egypt by Mobinil	33	7	-	5	1,382
Other	20	3	(1)	2	192
Other changes (2)	(3)	(8)	(8)	1	-
Data on a comparable basis	8,879	3,190	1,201	1,340	26,087
Enterprise
Data on a historical basis	7,216	1,299	958	318	20,543
Foreign exchange fluctuations (1) (2)	(29)	(26)	(26)	(2)	-
Changes in the scope of consolidation and other changes	26	(35)	(35)	2	91
Changes in the scope of consolidation	8	-	-	-	81
Other changes (2)	18	(35)	(35)	2	10
Data on a comparable basis	7,213	1,238	897	318	20,634
International Carriers & Shared Services
Data on a historical basis	1,600	(661)	(1,354)	312	14,700
Foreign exchange fluctuations (1) (2)	(2)	3	4	-	-
Changes in the scope of consolidation and other changes	28	(23)	(14)	(2)	(1,779)
Changes in the scope of consolidation	27	11	9	7	83
Other changes (2)	1	(34)	(23)	(9)	(1,862)
Data on a comparable basis	1,626	(681)	(1,364)	310	12,921

(1)  Foreign exchange fluctuations between the average exchange rates for the 2010 financial year and the average exchange rates for the 2011 financial year.

(2)  Including the effect of internal reorganizations between operating segments which have no effect at Group level.

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9.1.5.2    Additional information by operating segment

The following tables present, for each consolidated operating segment of the France Telecom-Orange Group, the detail of the revenues as well as the key operating indicators.

France

FRANCE	Year ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues (2)	21,431	22,560	22,534	(5.0)%	(4.9)%	23,308
Personal communication services	10,686	10,921	10,921	(2.2)%	(2.2)%	10,832
Home communication services	12,375	12,886	12,860	(4.0)%	(3.8)%	13,536
Consumer Services	7,487	7,868	7,863	(4.8)%	(4.8)%	8,413
Carrier Services	4,440	4,451	4,453	(0.3)%	(0.3)%	4,525
Other Home Communication Services	448	567	544	(20.9)%	(17.6)%	598
Eliminations and others	(1,630)	(1,247)	(1,247)			(1,060)
Personal communication services
Number of mobile customers (3)	27,190	27,090	27,090	0.4%	0.4%	26,929
of which number of contract customers (3)	19,704	19,453	19,453	1.3%	1.3%	18,984
of which number of prepaid customers (3)	7,486	7,638	7,638	(2.0)%	(2.0)%	7,945
ARPU (in euros) (4)	336	375	375	(10.4)%	(10.4)%	387
AUPU (in minutes) (4)	206	193	193	6.7%	6.7%	188
Home communication services
Consumer Services
Number of Consumer telephone lines (5)	17.6	18.5	18.5	(5.0)%	(5.0)%	19.6
“Voice” telephone traffic of Consumer customers (6)	15.6	17.9	17.9	(13.2)%	(13.2)%	-
ARPU of Consumer fixed-line services (in euros) (4)	34.6	34.6	34.6	-	-	34.9
Number of broadband Internet customers (3)	9,893	9,598	9,598	3.1%	3.1%	9,207
Number of leased Livebox (3)	8,374	8,022	8,022	4.4%	4.4%	7,926
Number of “Voice over IP” service subscribers (3)	8,366	8,030	8,030	4.2%	4.2%	7,464
Number of subscribers to “ADSL TV” offers (3)	5,067	4,374	4,374	15.8%	15.8%	3,505
Carrier services
Number of wholesale line rentals (3)	1,498	1,427	1,427	5.0%	5.0%	1,267
Total number of unbundled telephone lines (3)	10,910	9,941	9,941	9.7%	9.7%	8,884
Number of partially unbundled telephone lines (3)	906	1,055	1,055	(14.1)%	(14.1)%	1,194
Number of fully unbundled telephone lines (3)	10,004	8,886	8,886	12.6%	12.6%	7,690
Number of ADSL access wholesales to third party ISPs (3)	1,335	1,467	1,467	(9.0)%	(9.0)%	1,706
of which number of naked ADSL access wholesales to third party ISPs (3)	1,076	1,115	1,115	(3.5)%	(3.5)%	1,219

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See the Financial glossary appendix.

(5)  In millions. At end of period. This figure includes, i) standard analog lines (excl. fully unbundled lines) and Numeris channels (ISDN), each Numeris channel being booked as a line, ii) lines without narrowband (naked ADSL) telephone subscriptions sold directly by France Telecom-Orange to its Consumer customers, and iii) FTTH (Fiber To The Home) access.

(6)  In millions of minutes. Telephone traffic from the Switched Telephone Network (STN) of France Telecom-Orange customers to all destinations, STN and IP (Internet Protocol).

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Spain

SPAIN	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues (2)	4,027	3,989	3,993	0.9%	0.9%	3,821
Personal communication services	3,262	3,286	3,286	(0.7)%	(0.7)%	3,158
Home communication services	765	703	707	8.8%	8.2%	663
Personal communication services
Number of mobile customers (3) (5)	11,839	11,662	12,478	1.5%	(5.1)%	11,940
of which number of contract customers (3)	8,100	7,616	7,616	6.4%	6.4%	7,139
of which number of prepaid customers (3) (5)	3,739	4,046	4,861	(7.6)%	(23.1)%	4,801
ARPU (in euros) (4) (5)	259	271	255	(4.4)%	1.6%	263
AUPU (in minutes) (4) (5)	169	174	163	(3.1)%	3.5%	162
Home communication services
Number of broadband Internet customers (3)	1,396	1,265	1,265	10.3%	10.3%	1,115

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Financial glossary appendix).

(3)  In thousands. At end of period.

(4)  See the Financial glossary appendix.

(5)  In 2012, Orange Spain moved into line with the definition of the CMT (Comisión del mercado de las telecomunicaciones - Spanish regulator) as regards the calculation of the number of prepaid customers. Prior data has been restated to reflect this new definition, and ARPU and AUPU have been recalculated accordingly.

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Poland

POLAND	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues (2)	3,381	3,526	3,625	(4.1)%	(6.7)%	3,934
Personal communication services	1,787	1,842	1,871	(3.0)%	(4.5)%	1,930
Home communication services	1,873	1,934	2,013	(3.2)%	(7.0)%	2,260
Eliminations and others	(279)	(250)	(259)			(256)
Personal communication services
Number of mobile customers (3)	14,895	14,658	14,658	1.6%	1.6%	14,332
of which number of contract customers (3)	6,911	6,977	6,977	(0.9)%	(0.9)%	6,956
of which number of prepaid customers (3)	7,984	7,681	7,681	3.9%	3.9%	7,375
ARPU (in zlotys) (4)	467	490	491	(4.7)%	(4.8)%	515
AUPU (in minutes) (4)	170	165	165	3.1%	3.1%	161
Home communication services
Consumer and Enterprise customers
Number of fixed-line telephony customers (3) (6)	4,568	5,446	5,446	(16.1)%	(16.1)%	6,220
Number of broadband Internet customers (3) (5) (7)	2,024	2,006	2,006	0.9%	0.9%	1,994
Number of leased Livebox (3)	880	800	800	10.0%	10.0%	778
Number of “Voice over IP” service subscribers (3)	394	165	165	139.5%	139.5%	137
Number of subscribers to ADSL TV and Satellite offers (3)	706	636	636	11.0%	11.0%	544
Wholesale Services
Number of wholesale line rentals (3) (8)	1,657	1,657	1,657	0.0%	0.0%	1,482
Number of Bitstream accesses (3) (5)	487	523	523	(6.9)%	(6.9)%	525

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros.

(3)  In thousands. At end of period.

(4)  See the Financial glossary appendix.

(5)  ADSL Access, including Orange BSA (Orange Bitstream Access) and CDMA (Code division multiple access).

(6)  Excluding WLL (Wireless Local Loop: 81,000 at December 31, 2012, 54,000 at December 31, 2011 and 26,000 at December 31, 2010) and WLR (Wholesale Line Rental: 119,000 at December 31, 2012, 123,000 at December 31, 2011 and 120,000 at December 31, 2010) mobile services.

(7)  Excluding Orange BSA and CDMA mobile services (320,000 at December 31, 2012, 340,000 at December 31, 2011 and 292,000 at December 31, 2010).

(8)  Including full and partial unbundling.

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Rest of the World

REST OF THE WORLD (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues	8,281	8,164	8,795	1.4%	(5.8)%	8,248
Belgium	1,593	1,604	1,604	(0.7)%	(0.7)%	1,621
Romania	913	942	937	(3.1)%	(2.6)%	973
Egypt (2)	1,325	1,306	1,233	1.5%	7.5%	724
Slovakia (3)	676	737	737	(8.3)%	(8.3)%	755
Personal communication services	617	692	692	(10.8)%	(10.8)%	723
Home communication services	59	45	45	30.0%	30.0%	32
Switzerland (4)	168	162	1,012	3.9%	(83.4)%	937
Senegal	701	684	684	2.5%	2.5%	660
Personal communication services	476	459	459	3.7%	3.7%	439
Home communication services	460	409	409	12.6%	12.6%	410
Eliminations and others	(235)	(183)	(183)	28.2%	28.2%	(190)
Ivory Coast	563	456	456	23.3%	23.3%	501
Personal communication services	440	343	343	28.2%	28.2%	358
Home communication services	244	220	220	10.7%	10.7%	236
Eliminations and others	(121)	(107)	(107)	13.3%	13.3%	(92)
Dominican Republic	451	440	419	2.6%	7.6%	445
Jordan	448	452	418	(0.9)%	7.4%	428
Personal communication services	214	224	206	(4.2)%	3.8%	198
Home communication services	285	281	260	1.1%	9.5%	275
Eliminations and others	(50)	(53)	(49)	(4.1)%	3.8%	(46)
Mali	320	320	320	0.2%	0.2%	300
Cameroon	307	285	285	7.4%	7.4%	255
Moldova	172	170	162	1.6%	6.6%	157
Kenya	90	85	75	5.9%	20.5%	95
Madagascar	70	66	66	5.6%	5.6%	66
Botswana	101	103	106	(1.4)%	(4.3)%	109
Other and Sofrecom	530	472	403	12.2%	31.6%	331
Eliminations and others	(147)	(120)	(122)			(109)

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Full consolidation of Mobinil (parent company of ECMS) and its subsidiaries since July 13, 2010.

(3)  Breakdown of revenues in external data (see Financial glossary appendix).

(4)  Disposal of Orange Suisse on February 29, 2012 (see section 9.1.1.4 Significant events).

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REST OF THE WORLD (in thousands, at end of period)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Personal communication services
Number of mobile customers	105,406	98,127	99,741	7.4%	5.7%	83,626
Belgium	3,950	3,933	3,933	0.4%	0.4%	3,690
Romania	10,283	10,262	10,262	0.2%	0.2%	10,464
Egypt (2)	33,841	32,914	32,914	2.8%	2.8%	30,225
Slovakia	2,852	2,935	2,935	(2.8)%	(2.8)%	2,870
Switzerland (3)	-	-	1,614	-	-	1,571
Senegal	7,118	6,083	6,083	17.0%	17.0%	5,090
Ivory Coast	6,217	5,884	5,884	5.7%	5.7%	5,529
Dominican Republic	3,214	3,106	3,106	3.5%	3.5%	2,885
Jordan	3,185	2,694	2,694	18.2%	18.2%	2,153
Mali	8,582	6,444	6,444	33.2%	33.2%	4,717
Cameroon	5,801	4,687	4,687	23.8%	23.8%	3,566
Moldova	1,999	1,837	1,837	8.8%	8.8%	1,724
Kenya	807	832	832	(3.0)%	(3.0)%	1,056
Madagascar	1,835	2,196	2,196	(16.4)%	(16.4)%	2,153
Botswana	871	853	853	2.1%	2.1%	792
Mauritius (40%)	301	286	286	5.3%	5.3%	272
Other subsidiaries (4)	14,551	13,182	13,182	10.4%	10.4%	4,871
Home communication services
Number of fixed-line telephony customers	2,055	2,149	2,149	(4.4)%	(4.4)%	2,231
Belgium	682	683	683	(0.1)%	(0.1)%	647
Senegal	282	283	283	(0.5)%	(0.5)%	283
Ivory Coast	290	290	290	(0.3)%	(0.3)%	284
Jordan	453	474	474	(4.4)%	(4.4)%	498
Kenya	207	278	278	(25.7)%	(25.7)%	381
Mauritius (40%)	138	134	134	2.9%	2.9%	135
Other subsidiaries (5)	4	6	6	(35.5)%	(35.5)%	3

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  Number of customers of Mobinil (parent company of ECMS) and its subsidiaries fully consolidated since July 13, 2010.

(3)  Disposal of Orange Suisse on February 29, 2012 (see section 9.1.1.4 Significant events).

(4)  Other mobile telephony subsidiaries primarily include the subsidiaries in Armenia, Austria, Guinea, Equatorial Guinea, Guinea-Bissau, Iraq, Luxembourg, Morocco, Niger, Uganda, the Central African Republic, the Democratic Republic of the Congo, Tunisia and Vanuatu.

(5)  The other fixed-line telephony subsidiaries primarily include the subsidiaries in Vanuatu and the subsidiaries of Sofrecom.

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Enterprise

ENTERPRISE	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues (2)	7,001	7,196	7,101	(2.7)%	(1.4)%	7,216
Legacy networks	1,872	2,163	2,182	(13.4)%	(14.2)%	2,437
Mature networks	2,895	2,842	2,782	1.8%	4.0%	2,793
Growing networks	402	377	366	6.9%	10.1%	321
Services	1,832	1,814	1,771	1.0%	3.5%	1,665
France
Number of Business telephone lines (3)	3,681	4,032	4,032	(8.7)%	(8.7)%	4,424
Number of Business Everywhere customers (4)	813	802	810	1.3%	0.4%	808
Number of permanent accesses to data networks (4) (5)	349	344	344	1.4%	1.4%	336
of which number of IP-VPN accesses (4) (5)	281	277	277	1.5%	1.5%	271
World
Number of IP-VPN accesses (4)	326	317	317	2.9%	2.9%	319

(1)  See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)  In millions of euros. Breakdown of revenues in external data (see Financial glossary appendix).

(3)  In thousands. At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4)  In thousands. At end of period.

(5)  Access of customers outside the France Telecom-Orange Group, not including operators market.

International Carriers & Shared Services

INTERNATIONAL CARRIERS & SHARED SERVICES (in millions of euros)	Financial years ended December 31
	2012	2011 data on a comparable basis (1)	2011 data on a historical basis	Chg. (%) data on a comparable basis (1)	Chg. (%) data on a historical basis	2010 data on a historical basis
Revenues (2)	1,623	1,585	1,610	2.4%	0.8%	1,600
International Carriers	1,382	1,331	1,361	3.8%	1.5%	1,369
Shared Services	241	254	249	(5.2)%	(3.3)%	231
(1) See section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) Breakdown of revenues in external data (see Financial glossary appendix).

9.1.5.3    Unrecognized contractual commitments

Unrecognized contractual commitments are described in note 14 to the consolidated financial statements.

9.1.5.4    Financial aggregates not defined by IFRS

In this document, other than the financial aggregates reported in accordance with the International Financial Reporting Standards, France Telecom-Orange publishes financial aggregates that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial aggregates as defined by IFRS.

Reported EBITDA and restated EBITDA

Reported EBITDA

Operating income before depreciation and amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment losses and share of profits (losses) of associates, referred to hereafter as “Reported EBITDA”, represents operating income before depreciation and amortization, before remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before the share of profits (losses) of associates.

Reported EBITDA is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that Reported EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, Reported EBITDA is included in the analysis by operating segment, in addition to operating income.

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Reported EBITDA also allows France Telecom-Orange to compare its profits/losses with those of other companies in the telecommunications sector. Reported EBITDA, or similar management indicators used by France Telecom-Orange’s competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

The reconciliation between Reported EBITDA and consolidated net income as presented in the consolidated income statement is shown below.

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
Revenues	43,515	45,277	45,503
External purchases	(19,100)	(19,638)	(19,375)
Other operating income	900	658	573
Other operating expenses	(721)	(691)	(821)
Labor expenses	(10,363)	(8,815)	(9,214)
Operating taxes and levies	(1,857)	(1,772)	(1,711)
Gain on disposal	158	246	62
Restructuring cost and similar items	(37)	(136)	(680)
Reported EBITDA	12,495	15,129	14,337
Depreciation and amortization	(6,329)	(6,735)	(6,461)
Remeasurement resulting from business combinations	-	-	336
Reclassification of cumulative translation adjustment from liquidated entities	-	642	-
Impairment of goodwill	(1,732)	(611)	(509)
Impairment of fixed assets	(109)	(380)	(127)
Share of profits (losses) of associates	(262)	(97)	(14)
Operating income	4,063	7,948	7,562
Net financial income	(1,728)	(2,033)	(2,000)
Income tax	(1,231)	(2,087)	(1,755)
Consolidated net income after tax of continuing operations	1,104	3,828	3,807
Consolidated net income after tax of discontinued operations	-	-	1,070
Consolidated net income after tax	1,104	3,828	4,877
Net income attributable to owners of the parent company	820	3,895	4,880
Net income attributable to non-controlling interests	284	(67)	(3)

Reported EBITDA is not a financial aggregate defined by IFRS as a means of measuring financial performance and cannot be compared with similarly titled indicators from other companies. Reported EBITDA represents supplementary information and should not be considered a substitute for operating income.

Restated EBITDA

Restated EBITDA does not include certain items that are included in Reported EBITDA. These items are the following:

•

in 2012, in the negative amount of 1,289 million euros:

•

1,293 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France totaling 1,245 million euros following the agreements on the employment of seniors signed in November 2009 and in December 2012 (see section 9.1.1.4 Significant events),

•

net income of 117 million euros on various legal disputes,

•

a 116 million euros expense (including stamp duty) relating to the 110 million euros in compensation paid to OTMT for the transfer to France Telecom-Orange of the services contract between OTMT and ECMS (see section 9.1.1.4 Significant events),

•

a 92 million euros gain on disposal from the disposal of Orange Suisse (see section 9.1.1.4 Significant events), and

•

a 90 million euros expense for a dispute relating to the business tax in France over the period 1999-2002;

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•

in 2011, for a total positive amount of 47 million euros on a historical basis:

•

a gain of 197 million euros on the disposal by TP S.A. of its subsidiary TP Emitel (see note 2 to the consolidated financial statements),

•

a net expense of 123 million euros on various legal disputes,

•

an additional provision of 19 million euros covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France (see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements), and

•

8 million euros in labor expenses, primarily for the “Part-Time for Seniors” plan in France (see note 5 to the consolidated financial statements);

•

in 2010, for a total negative amount of 1,317 million euros on a historical basis:

•

a provision of 547 million euros covering the restructuring of the Orange sport and Orange cinema series (OCS) businesses in France (see section 9.1.1.4 Significant events and notes 2 and 4 to the consolidated financial statements),

•

an additional provision of 492 million euros covering the “Part-Time for Seniors” plan in France following the agreement on the employment of seniors signed in November 2009 and the amendment signed in December 2010 (see note 5 to the consolidated financial statements), and

•

a net expense of 278 million euros on various legal disputes.

To facilitate comparison of operational performance, these items are excluded from restated EBITDA. The following table shows the transition from Reported EBITDA to restated EBITDA.

(in millions of euros)		Financial years ended December 31
		2012	2011 data on a historical basis	2010 data on a historical basis
Reported EBITDA	(a)	12,495	15,129	14,337
Expense for the “Part-Time for Seniors” plan in France and other items related to labor expenses		(1,293)	(8)	(492)
Compensation paid to OTMT for the transfer to France Telecom of the services contract between OTMT and ECMS		(116)	-	-
Lawsuit connected with the Business tax in France over the period 1999-2002		(90)	-	-
Net income (net expense) on various legal disputes		117	(123)	(278)
Gain on disposal of Orange Suisse		92	-	-
Gain on disposal of TP Emitel in Poland		-	197	-
Provision for restructuring of the Orange sport and Orange cinema series (OCS) businesses		-	(19)	(547)
Total restated items	(b)	(1,289)	47	(1,317)
Restated EBITDA	(a-b)	13,785	15,083	15,655

Restated EBITDA does not constitute a financial aggregate defined by IFRS as an element of measurement of financial performance and cannot be compared with similarly titled indicators from other companies. Restated EBITDA represents supplementary information and should not be considered a substitute for operating income.

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CAPEX

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments financed through finance leases, hereinafter referred to as “CAPEX” represent the acquisitions of property, plant and equipment and intangible assets excluding telecommunication licenses as presented in the Consolidated statement of cash flows (capital expenditures on tangible and intangible assets financed through finance leases do not affect cash flows upon acquisition). The calculation below shows the transition from CAPEX to i) acquisitions of property, plant and equipment and intangible assets as presented in the Consolidated statement of cash flows, and ii) capital expenditures on tangible and intangible assets as presented in Segment Information in the consolidated financial statements.

(in millions of euros)	Financial years ended December 31
	2012	2011 data on a historical basis	2010 data on a historical basis
CAPEX	(5,818)	(5,770)	(5,590)
CAPEX of continuing operations	(5,818)	(5,770)	(5,522)
CAPEX of discontinued operations (1)	-	-	(68)
Telecommunication licenses	(945)	(941)	(512)
Acquisitions of property, plant and equipment and intangible assets	(6,763)	(6,711)	(6,102)
Investments financed through finance leases	(47)	(180)	(157)
Investments financed through finance leases of continuing operations	(47)	(180)	(153)
Investments financed through finance leases of discontinued operations (1)	-	-	(4)
Investments in property, plant and equipment and intangible assets	(6,810)	(6,891)	(6,259)
(1) Disposal of Orange in the United Kingdom on April 1, 2010 (see segment Information in the consolidated financial statements and note 2 to the consolidated financial statements).

The management of the France Telecom-Orange Group uses CAPEX to measure the operational efficiency of the use of investments for each of its operating segments. CAPEX does not include investments financed through finance leases (intangible item) and investments in telecommunications licenses, the acquisition of these licenses not being part of the daily monitoring of operational investments. CAPEX allows investors to follow investment expenditure linked to the business activities of France Telecom-Orange and to assess their performance in the short term. CAPEX are not a financial aggregate defined by IFRS and do not replace tangible and intangible assets. CAPEX, as per the definition used by France Telecom-Orange, may not be comparable to similarly titled indicators used by other companies.

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11  research and development, patents and licenses

11.1   RESEARCH AND DEVELOPMENT

252

Research and Innovation Network

252

Nova+ program

252

Private Equity

253

Partnerships

253

Key Events of 2012

253

11.2   PATENTS AND LICENSING

254

Valuation of patents

254

Orange brand

254

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11.1   RESEARCH AND DEVELOPMENT

The information and communication technology (ICT) sector in recent years has gone through major changes in its value chain, significantly increasing the number of players. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. In this context, innovation will be a major source of growth for France Telecom-Orange. In 2012, France Telecom-Orange continued its efforts in research and innovation and devoted 1.9% of its revenues, or 812 million euros, to it. These expenses totaled 819 million euros in 2011 and 845 million euros in 2010. These amounts include employee costs, operating and investment costs for research and innovation in new products and services.

Since 2005, the Group has decided to combine new product design and new product launch in a unique strategic marketing approach. Its global research and innovation network is comprised of Orange Labs and Technocentres; Orange Labs carry out the Group’s research, technical design and deployment activities.

Research and Innovation Network

In order to achieve its goals in research and innovation, France Telecom-Orange has established a network of expertise spanning four continents.

Orange Labs, which carry out the Group’s research, design, and technology deployment activities, are located in ten countries: France, the United Kingdom, China, Japan, Poland, Romania, Tunisia, India, Spain, and Egypt. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation.

The Orange Labs network is supplemented by five Technocentre platforms, located in France, the United Kingdom, Poland, Jordan, and Ivory Coast. Their objective is to design and market new products and services in the countries where they are located and to share them within the Group in other countries where the Group is present.

Nova+ program

The France Telecom-Orange Group has carried out an analysis of its innovation chain in order to develop innovatory new offers which create value in its primary markets. These initiatives have been developed as part of a program named Nova+, launched in early 2011, and which puts innovation at the center of the Group’s strategy, to make this a sustainable competitive advantage.

The program aims to:

•

make better use of the Group’s skills in developing its business and valorize them;

•

ensure that the innovation chain responds in the optimal way to changes in the Group’s business challenges, its geographic locations and its competitive environment;

•

increase synergies between the Group’s different entities and the countries in which it operates;

•

enable the Group to meet the needs and expectations of its customers more effectively;

•

accelerate the time-to-market for new products and services as a result of simplified project structuring and governance.

In the short term, this program should enable the Group to use its full innovation capability to drive growth and differentiate itself in its markets. In the longer term, it will improve the Group’s ability to anticipate major changes in the telecommunications value chain and to adapt accordingly.

The new organizational structure and operations under the Nova+ program went into effect on October 1, 2012. This involved creating the following three Orange Labs:

•

Orange Labs Research, which sets forth the strategy for the Group’s research and oversees its research projects. The Lab’s two goals are to help the Group identify and prepare for the next breakthrough technologies, and to help fuel the entire innovation chain;

•

Orange Labs Networks, which implements the Group’s networks strategy by looking ahead to the next breakthrough technologies, assessing the impact of new products and services, and preparing for changes in network operating models;

•

Orange Labs Products and Services, which has overall responsibility for the technology used in the Group’s products and services. The Lab is involved throughout the entire development process, from the design of innovative services to the maintenance of systems already installed in each country where the Group operates.

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Private Equity

France Telecom-Orange plays a key role in financing innovation in the IT industry, notably through investments in the following three types of vehicles:

•

mono-corporate ventures (fully-owned investment companies) such as:

•

France-based Orange Capital Management (OCM) and Orange Capital (OC) and China-based Orange Venture Capital Investment (OVCI), which invest in innovative Chinese start-ups,

•

Orange Venture Capital Investment Management (OVCIM), a Chinese company created and fully owned by the Group, and

•

French holding company France Télécom Technologies Investissements (FTTI), initially established to monetize France Telecom’s intellectual property in exchange for stakes in high-tech start-ups;

•

multi-corporate ventures (joint investment companies), typically set up with other industrial companies but occasionally also involving financial firms. These multi-corporate ventures include:

•

three Orange Publicis Ventures funds (Growth, Global, and Early-stage) set up in 2012 through a partnership with Publicis and managed by Iris Capital Management. The Group purchased a 24.5% stake in these funds in March 2012 (see section 9.1.1.4 Significant Events),

•

the Ecomobilité Ventures fund set up with SNCF and Total, and

•

the Technocom 2 fund set up with Alcatel-Lucent, SEB, Soitec, and France’s National Seed Money Fund (Fonds National d’Amorçage) and managed by Innovacom Gestion;

•

more traditional private equity funds attracting a wide range of investors (financial and non-financial companies as well as retail investors) and managed by independent asset management firms in Europe, the United States, Canada, and Japan.

Innovacom Gestion left the Group in July 2012.

Partnerships

The France Telecom-Orange group has an active policy of forming strategic partnerships with leading industrial players worldwide, which allows it to quickly enhance its portfolio of products and services and open itself to new ecosystems.

Medium-term bilateral partnerships with U.S., European and Asian companies allow the Group to better anticipate forthcoming technological developments in areas such as home automation, healthcare, and the environment.

Partnerships have also been concluded with universities and academic institutions in France (such as the Institut Mines-Télécom, CNRS, INRIA, University of Rennes 1, and Supélec) and abroad (such as MIT, LIRIMA in Yaoundé, Cameroon, and Ecole Polytechnique Fédérale de Lausanne in Switzerland). The France Telecom-Orange group is also financing four Research Chairs.

France Telecom-Orange Group is also a key player in research programs through various partnerships, at both the French level (FUI and ANR projects, and “Future Investments Program”) and at the European level (seventh European Commission Framework Program, EUREKA-CELTIC). As part of the “Future Investments Program”, the Group is a member of two Technology Research Institutes and chairs the B-com Technology Research Institute, which works on ultra high-speed broadband fixed-line and mobile networks and the content of the future. It is also a partner of the SystemX institute, which works in the area of digital systems engineering.

Lastly, France Telecom-Orange participates in ten competitiveness centers in France, set up to foster local synergies for innovative projects, five of which are global, and it chairs both the Image et Réseaux (Image and Networks) and Solutions Communicantes Sécurisées (Secure Communications Solutions) centers.

As a result of these partnership initiatives, France Telecom-Orange has raised its profile as a key player in open innovation, an approach to innovation based on sharing and collaboration. The Group is also a member of three tech-industry coworking spaces where inventive individuals like entrepreneurs, scientists, engineers, developers, designers, and ergonomics experts from a wide variety of backgrounds (like start-ups, large companies, SMEs, and universities) can share a working environment and explore synergies.

Key Events of 2012

In 2012, a number of innovations from Orange Labs and Technocentres were added to the Group’s products and services, in particular:

•

the launch of high-capacity mobile broadband networks based on 4G technology in France, the United Kingdom, Moldova, Romania, and the Dominican Republic. In 2012, Orange continued to roll out its H+ networks as well as 4G networks in Belgium, Spain, and Luxembourg (see section 9.1.1.4 Significant Events);

•

the joyn personal communication service, which will be a native feature of all new compatible handsets that Orange will introduce in France starting in the summer of 2013. joyn combines voice and video capabilities that let users share photos and videos during a call and chat with status updates and real-time file sharing (see section 9.1.1.4 Significant Events);

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•

a mobile high-definition voice service that Orange Romania and Orange Moldova customers have been using for calls between their two countries since October 2012—and which marks a world first; and

•

the Orange Money service, available in 13 countries in Africa and the Middle East.

France Telecom-Orange is also laying the groundwork for the future with advanced research in several areas such as:

•

network management and services, where the Group is enhancing its understanding of next-generation protocols and technologies, and is positioning itself to design the virtual network operating systems of the future. These systems will simplify network management and dynamic programming, and make it easier to roll out new services that meet the same demanding safety and performance standards as current systems—while optimizing costs;

•

High Efficiency Video Coding (HEVC), which cuts the amount of bandwidth needed to transmit video streams without impacting quality. HEVC will help the Group optimize its network capacity, improve service quality, and offer new services in response to customers’ increasing use of mobile devices to view and share video content on the move; and

•

co-innovation with Group subsidiaries in Africa and the Middle East. Orange provides local innovation-focused companies with a wide range of its open source software like Emerginov, helping them quickly develop new mobile services in fields such as healthcare, agriculture, and trade.

11.2   PATENTS AND LICENSING

Valuation of patents

At the end of 2012, France Telecom-Orange had a portfolio of 7,493 patents in France and abroad (issued or filed) with the goal of protecting its innovations. In order to maximize their value, some of these patents are licensed through programs such as a program for “Turbocodes” technologies that covers 3G mobile networks, or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, and ISDB-T in Japan). Value maximization also concerns software such as engineering tools for the mobile network.

In 2012, 291 new patents were filed. These patents mainly relate to the Orange Labs network in France.

Orange brand

Most licensees operating under the Orange brand are affiliates of the France Telecom-Orange Group, having entered into a brand license agreement with Orange Brand Services Limited, a 100% indirectly owned subsidiary of France Telecom S.A., and the owner of the Orange brand (see Chapter 19 Transactions with Parent Companies).

There are however a limited number of licensees which are not Group’s affiliates:

•

pursuant to a brand license agreement dated September 14, 1998, Partner Communications Company Limited has operated a telecommunications network under the Orange brand in Israel since 1999. This brand license agreement predates the acquisition of the Orange Group by France Telecom S.A., and has no expiration date. France Telecom S.A. has no direct or indirect shareholding in Partner Communications Company Limited;

•

on February 29, 2012, France Telecom-Orange completed the disposal of its entire shareholding in Orange Suisse (a group mainly comprising France Telecom-Orange’s mobile subsidiary in Switzerland) to Matterhorn Mobile S.A. (see section 9.1.1.4 Significant Events, section 20.5 Significant Change in Financial or Trading Position, and note 2 Main Changes in Scope of Consolidation and Gains and Losses on Disposal of Businesses to the consolidated financial statements). On the same date, Orange Brand Services Limited entered into new brand license agreements with Orange Suisse for the continued use of the Orange brand in Switzerland and Liechtenstein;

•

France Telecom-Orange sold its 35% stake in Orange Austria to a Hutchison Whampoa subsidiary on January 3, 2013 (see section 9.1.1.4 Significant Events and note 16 Subsequent Events to the consolidated financial statements), although Orange Austria still uses the Orange brand under the terms of a license agreement dated October 3, 2007.

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12  information on trends

As in 2012, France Telecom-Orange will be faced with a challenging environment in 2013:

•

the Group will continue to feel significant pressure on prices in its mobile activities in France due to intense competition;

•

in parallel, the burden of regulatory decisions will be identical to 2012 at Group level, with substantial new reductions in call termination rates in Poland, Spain and other European countries;

•

the macroeconomic outlook, particularly in Europe, will continue to be characterized by very weak growth.

In this unfavorable climate, the Group will maintain high levels of investment in its networks in 2013 to make the technological transition to high capacity broadband.

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Operational ambitions support this target, with the following priority actions:

•

accelerate the transformation of the Group’s cost structure in order to reduce the cost base in 2013, and generate revenue growth in mobile data services of at least 10% for the Group;

•

in France: stabilize market share in the mobile segment at a level above 35% and reaching 4G coverage of 30% of the population by the end of 2013. In the fixed segment, including the Livebox Play with at least 50% of all broadband sales, and doubling the optical fiber customer base;

•

in Europe: market convergent offers in seven countries; launch at least six mobile network sharing programs across the zone; increase the Net Promoter Score in all countries;

•

in Africa and the Middle East: achieve eight million customers by the end of the year for Orange Money and 12 million handsets that can be connected to mobile data services (i.e. an increase of 70% over the year); reduce the mobile telephony churn rate by 20%;

•

Enterprise: generate growth of 30% in revenues from cloud computing over the year and double-digit growth in Enterprise revenues in emerging countries; improve the customer loyalty rate in all regions.

With regard to the Group’s financial policy:

[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

•

the Group will pursue a policy of selective acquisition, focusing on possible consolidation operations in the markets in which it operates;

•

payment of a minimum dividend of 0.80 euros per share with respect to fiscal year 2013. An interim dividend in respect of 2013 of 0.30 euros per share will be paid in cash in December 2013;

•

the Group confirms the payment of the balance of the dividend for 2012, i.e. 0.20 euros per share, which will be paid in cash on June 11, 2013.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are detailed in section 4. Risk Factors of the 2012 Registration Document. See also the information included under Forward-looking Information at the beginning of the 2012 Registration Document.

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14  administrative and management bodies and senior management

14.1   BOARD OF DIRECTORS AND CORPORATE OFFICERS

260

14.1.1   Composition of the Board of Directors

260

14.1.2   Corporate Officers

262

14.1.3   Information on Directors and Corporate Officers

262

14.2   EXECUTIVE COMMITTEE

269

14.2.1   Composition of the Executive Committee

269

14.2.2   Shareholdings and Stock Options

272

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14.1   BOARD OF DIRECTORS AND CORPORATE OFFICERS

14.1.1   Composition of the Board of Directors

As of the date of the approval by the Board of Directors on March 20, 2013 of the Chairman’s Report on governance and internal control, the Board of Directors was composed of 14 members, including eight directors appointed by the Shareholders’ Meeting, two directors representing the French government, three directors representing the employees and one director representing employee shareholders. The following tables list the members of the Board of Directors on the date of this document.

DIRECTORS APPOINTED BY THE SHAREHOLDERS’ MEETING

	Date appointed	Term ending (1)
Stéphane Richard, Chairman and CEO	June 9, 2010	2014
Bernard Dufau	February 25, 2003(2)	2015
José-Luis Durán	February 5, 2008(3)	2016
Charles-Henri Filippi	February 5, 2008(3)	2016
Claudie Haigneré	May 21, 2007(4)	2016
Helle Kristoffersen	June 7, 2011	2015
Muriel Pénicaud	June 7, 2011	2015
Jean-Michel Severino	June 7, 2011	2015

(1)  Following the Shareholders’ Meeting called to approve the financial statements for the previous fiscal year.

(2)  Term of office renewed at the Shareholders’ Meetings of April 22, 2005 and June 7, 2011.

(3)  Appointment ratified by the Shareholders’ Meeting of May 27, 2008, and followed by a new vote at the same meeting in line with the new Bylaws. Term of office renewed at the Shareholders’ Meeting of June 5, 2012.

(4)  Term of office renewed at the Shareholders’ Meeting of June 5, 2012.

DIRECTORS APPOINTED BY THE FRENCH GOVERNMENT

	Date appointed	Term ending
Pierre Graff	December 14, 2010	December 13, 2014
Henri Serres	February 18, 2013	February 17, 2017

DIRECTOR APPOINTED BY THE SHAREHOLDERS’ MEETING TO REPRESENT EMPLOYEE SHAREHOLDERS

	Date appointed	Term ending (1)
Jean-Luc Burgain	July 25, 2012	2014
(1) Following the Shareholders’ Meeting called to approve the financial statements for the previous fiscal year.

DIRECTORS ELECTED BY THE EMPLOYEES

	Date appointed	Term ending
Caroline Angeli	December 3, 2009	December 2, 2013
Ghislaine Coinaud	December 3, 2009	December 2, 2013
Daniel Guillot	December 3, 2009	December 2, 2013

A representative of the France Telecom-Orange Central Works Council attends meetings of the Board of Directors.

14.1.1.1  Rules governing the composition of the Board of Directors

Pursuant to Article 13 of the Bylaws, the Board of Directors consists of a minimum of 12 and a maximum of 22 members. The term of office for directors is four years.

In accordance with French Law no. 86-912 dated August 6, 1986 relating to the rules for implementation of the privatizations decided by French Law no. 86-793 dated July 2, 1986, it consists of at least two members representing the employees and one member representing the employee shareholders if the Board has fewer than 15 members, or three members representing the employees and one member representing the employee shareholders if the Board has 15 or more members.

Pursuant to the French decree-law of October 30, 1935, the Board of Directors must also include directors appointed by ministerial order in proportion to the latter’s direct or indirect shareholding in France Telecom S.A. (the directors elected by the employees are not included in the total number of directors for the purpose of this calculation).

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Following the resignation of Olivier Bourges on March 5, 2013, the Board of Directors has two directors that represent the French government.

14.1.1.2  Changes in the composition of the Board of Directors

In 2012:

•

the Shareholders’ Meeting of June 5, 2012 renewed the terms of office of Claudie Haigneré, Jose-Luis Durán and Charles-Henri Filippi;

•

on July 25, 2012, following the resignation of Marc Maouche, a director representing employee shareholders, his replacement, Jean-Luc Burgain was appointed to the Board of Directors;

•

by order of the Minister of the Economy and Finance and the Minister for Industrial Renewal dated September 26, 2012, Olivier Bourges was appointed as a director representing the French government, to replace Jean-Dominique Comolli.

Since the start of fiscal year 2013:

•

by order of the Minister of the Economy and Finance and the Minister for Industrial Renewal dated February 18, 2013, Henri Serres was appointed as a director representing the French government, to replace Pascal Faure;

•

on March 5, 2013, Olivier Bourges resigned as director after stepping down from his position with the French Government Shareholding Agency;

•

the Board Meeting of March 20, 2013 decided to nominate Fonds Stratégique d’Investissement (FSI) as a legal entity director at the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 28, 2013. In a letter dated March 20, 2013, the French government informed the Company that in the event that the FSI was appointed as a legal entity director by the Shareholders’ Meeting on May 28, 2013, and based on the current public ownership, the French government would appoint two representatives to the Board of Directors and the public sphere (French State and FSI) would thus remain represented by three directors on the Board of Directors. The terms of that letter were confirmed by the French government representatives during the Board of Directors Meeting on March 20, 2013.

14.1.1.3  Independent Directors

The annual assessment of directors’ independence was carried out by the Board of Directors, on the basis of a proposal by the Governance and Corporate Social Responsibility Committee, at its meeting of February 15, 2013. In assessing directors’ independence, the Board took into account all of the Afep-Medef corporate governance code criteria. These criteria state that a director, to be considered independent, must not:

•

be an employee or a corporate officer of the Company, an employee or a director of a consolidated subsidiary of the company, nor have served in any of these capacities during the previous five years;

•

be a director or corporate officer of a company in which France Telecom S.A., directly or indirectly, holds a position on the Board of Directors or in which Board of Directors an employee designated as such, or a person who is presently or was at any time in the previous five years a corporate officer of France Telecom S.A., serves;

•

be (nor have direct or indirect links with) a significant customer, supplier, commercial banker or a significant investment banker of the Company or of the Group to which it belongs, nor be a customer, supplier, commercial banker or an investment banker for which the Company or the Group to which it belongs represents a significant share of business;

•

have close family ties with a corporate officer;

•

have been an auditor of the Company within the last five years;

•

have been a director of France Telecom S.A. for more than 12 years; or

•

take part in controlling the Company as the representative of a major shareholder.

Claudie Haigneré, Helle Kristoffersen, Muriel Pénicaud, Bernard Dufau, José-Luis Durán, Charles-Henri Filippi, and Jean-Michel Severino were held independent directors by the Board, representing seven of its 14 members.

The Board of Directors closely examined the position of Charles-Henri Filippi due to the business relations between the France Telecom-Orange Group and Citibank. However, given the declaration of independence made by the latter in 2011, and the nature and volume of these relations, the Board believes that they are not likely to threaten Charles-Henri Filippi’s independence as a Director of the Company.

The proportion of independent directors is in line with the recommendation of the Afep-Medef corporate governance code, i.e. at least one-third of the directors of controlled companies must be independent.

The composition of the Board of Directors and its committees reflects compliance with specific legal provisions resulting from the French government holding a stake in France Telecom. Thus, two directors representing the French government and four employee representative directors cannot by definition meet the independence criteria set out in the Afep-Medef code. See section 16.1.1 Reference to a Code of Corporate Governance.

Stéphane Richard, the Chairman and Chief Executive Officer, is not considered an independent director because of the executive functions he holds within the Group.

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14.1.1.4  Applying the Principle of Balanced Representation between Women and Men

The Board of Directors has a total of five women among its 15 members. Apart from the directors elected from among the employees, who are not taken into account by the French Law of January 27, 2011 on the balanced representation of women and men on Boards of Directors and Supervisory Boards and gender equality at work, the Company’s Board has three women out of 12 members, which exceeds the 20% target set by the aforementioned law.

14.1.2   Corporate Officers

14.1.2.1  Chairman and Chief Executive Officer

On February 23, 2011, Stéphane Richard was appointed by the Board of Directors as Chairman and Chief Executive Officer with effect from March 1, 2011.

14.1.2.2  Chief Executive Officer Delegate

On October 26, 2011, the Board of Directors appointed Gervais Pellissier as Chief Executive Officer Delegate as from November 1, 2011. Mr Pellissier retained his responsibilities as Senior Executive Vice-President in charge of Finance, Information Systems and the joint venture Everything Everywhere.

14.1.3   Information on Directors and Corporate Officers

14.1.3.1  Biographies and Positions Held

Stéphane Richard, 51, has been Chairman and Chief Executive Officer of France Telecom since March 1, 2011. He joined the France Telecom-Orange Group in September 2009 and was appointed Deputy CEO with responsibility for French Operations on October 5, 2009. He became a corporate officer as Chief Executive Officer Delegate on January 1, 2010, and was appointed as Chief Executive Officer of France Telecom on March 1, 2010. Between 1992 and 2003, Stéphane Richard was deputy to the CFO of Compagnie Générale des Eaux, Chief Executive Officer of Compagnie Immobilière Phénix, and Chairman of CGIS (Compagnie Générale d’Immobilier et de Services), now Nexity. From 2003 to 2007, he was Deputy CEO of Veolia Environnement and CEO of Veolia Transport, and was a director of France Telecom S.A. during this period. Between 2007 and 2009, Stéphane Richard was Chief of Staff to the French Minister for the Economy, Industry, and Employment. He is a graduate of Ecole des Hautes Etudes Commerciales and Ecole Nationale d’Administration. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Chairman and Chief Executive Officer of France Telecom*

•

Director of France Telecom*

•

Director of the Opéra National de Paris

•

Director of the Cinémathèque Française

•

Manager of Rieutord LLC

•

Managing Partner of SCI du 18 rue Philippe-Hecht (real estate company) Manager of SCI Carré Gabriel

•

Manager of SARL (LLC) Carré Gabrie

•

Manager of EURL Rieutord Capital

•

Manager of EURL Ginger

International

•

Permanent representative of Atlas Services Belgium at Médi TelecoFT

•

Chief Executive Officer Delegate then Chief Executive Officer of France Telecom*

•

Chairman and Chief Executive Officer of Orange FrancFT

•

Member of the Supervisory Board of ATEMI S.A.S.

•

Member of the Supervisory Board of LBO France

•

Director of Nexity

•

Director of UGC

•

Director of Sofired

•

Chief of Staff to the French Minister for the Economy, Industry, and Employment

* Corporate office for a lited company. FT Company in which France Telecom-Orange holds an interest.

Gervais Pellissier, 53, was appointed Chief Executive Officer Delegate of France Telecom on November 1, 2011. He joined the France Telecom-Orange Group in October 2005 to supervise the integration of its business units in Spain and advise on geographical integration within the Group. In January 2006, he was appointed as a member of the Group’s General Management Committee, in charge of Finance and Operations in Spain, and in March 2009, he became Deputy CEO of France Telecom-Orange, in charge of finance and information systems. After the Group’s Executive Committee was formed in early April 2010, Gervais Pellissier continued in his role as Deputy CEO of France Telecom-Orange, with responsibility for Finance and Information Systems. He was also in charge of the joint venture with T-Mobile in the UK. He retained all his pre-existing responsibilities when he became Chief Executive Officer Delegate. Gervais Pellissier joined Bull in 1983, and held a range of responsibilities in the areas of Finance and Controlling, in France, Africa, South America, and Eastern Europe. In 1994 Bull appointed him Finance Director of the Services and Systems Integration Division, then of the Outsourcing Division, then Director of Controlling, and in 1998, Chief Financial Officer. Between April 2004 and February 2005, he was Deputy Chairman of the Board of Directors and Chief Executive Officer Delegate of Bull. From February 2005 to mid-2008, he was Vice-Chairman of the Board of Directors of Bull. A graduate of Ecole des Hautes Etudes Commerciales, Berkeley, and the University of Cologne, Gervais Pellissier is a Knight of the French Legion of Honor. He is a French national.

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Positions currently held	Positions no longer held (but held in the last five years)

•

Chief Executive Officer Delegate of France Telecom*

•

Director of Orange Studio SAFT

•

Member of the Supervisory Board of Voyages FRAM

International

•

Director of Everything Everywhere LtdFT

•

Director of FT EspañaFT

•

Director of Médi TelecomFT

•

Director of Sonaecom SGPSFT

• Director of Mobistar SAFT • Director of Network Related ServicesFT • Vice-Chairman of the Board of Directors of Bull
* Corporate office for a listed company. FT Company in which France Telecom-Orange holds an interest.

Caroline Angeli, 55, is head of corporate networks in a customer services center at Paris Bercy, having been the central labor delegate for the SUD trade union federation. She joined France Telecom in 1988 as a line works manager. Caroline Angeli is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom*, member of the CGRSE	• None
* Corporate office for a listed company.

Jean-Luc Burgain, 57, Level 2 executive manager in the Grand Est region’s customer service sales agency. He joined France Telecom in 1974 as an operating agent before being promoted in-house to an executive position and becoming a senior executive in 1992. He has held various responsibilities for France Telecom divisions in the Lorraine region, then the Lorraine customer sales agencies, more recently covering relations with local authorities and internal and external communications. Since 2005, he has been a special project manager and technical advisor with the FO COM Federation on issues relating to incentives and remuneration. For several years, he has been a member of the Supervisory Boards of the mutual funds for France Telecom’s Group savings plan and collective retirement plan. An auditor for the French Institute of Higher National Defense Studies (IHEDN) in 1995, he is an Officer of the National Order of Merit and has a gold medal for voluntary services for national defense and a medal of honor for services for local authorities. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Director of France Telecom*, member of the Audit Committee

•

Chairman of the Supervisory Board of Equilibris’ company mutual fund

•

President of the humanitarian associations “Solidarité Lorraine Afrique” and “Unass Solidarité”

•

National President of first aid associations

• None
* Corporate office for a listed company.

Ghislaine Coinaud, 57, works for the Support Department. She joined France Telecom in 1977 as facilities operating agent at the main operating center in La Courneuve. From 1995 to 2005, Ghislaine Coinaud was a member of the Conseil Supérieur de la Fonction Publique. Until December 2009, she was deputy central labor delegate for the CGT labor union. She was previously a member of that union’s federal management Board. Ghislaine Coinaud is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom*, member of the Strategy Committee	• None
* Corporate office for a listed company.

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Bernard Dufau, 71, joined IBM France as an engineer in 1966, then, until 1981, worked in various marketing and sales management positions in Paris and around France. After working as a consultant for IBM Corporation in the United States from 1981 to 1983, then as Sales Director (1983-1988) and General Manager in charge of Operations (1988-1993) for IBM France, in 1994 he became General Manager in charge of Retail for IBM Europe. From January 1, 1995 to April 1, 2001, Bernard Dufau was Chairman and CEO of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. A graduate of the Ecole supérieure d’électricité (“Supelec”), Bernard Dufau was formerly Chairman of the Amicale des ingénieurs Supelec (engineers’ alumni association). Bernard Dufau is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of France Telecom*, Chairman of the Audit Committee • Director of Dassault Systèmes*	• Director of KESA Electricals* (until December 2012) • Director of Néo Sécurité
* Corporate office for a listed company.

Jose-Luis Durán, 48, is CEO of Devanlay S.A. and Lacoste S.A. He began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive positions as management controller (1991-1994), management controller of Southern Europe (1994-1996), then management controller of North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed General Manager for Finance, Management, Organization and Systems with Carrefour, joining the group’s Executive Committee. He was Chief Executive Officer of the Carrefour group and Chairman of the Management Board from 2005 to 2008. Jose-Luis Durán is a Spanish national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Chief Executive Officer of Lacoste (since January 2013)

•

Director of France Telecom*, member of the Audit Committee

•

Director of Unibail-Rodamco*

International

•

Chief Executive Officer of Devanlay

• Chairman of the Management Board and Chief Executive Officer of the Carrefour* • Director of Cyberact • Director of HSBC Holding Plc.
* Corporate office for a listed company.

Charles-Henri Filippi, 60, is Chairman of Citigroup France since January 1, 2011. He joined Crédit Commercial de France (CCF) in 1987 after several years in French government service and in ministerial offices. He became Chief Executive Officer of CCF France in 1998, and was then appointed to the Senior Management of HSBC in 2001, in charge of the group’s Corporate and Institutional Banking business. He became Chairman and Chief Executive Officer of HSBC France in March 2004, then Non-Executive Chairman from August 2007 to December 31, 2008. He was also Senior Advisor at CVC Capital Partners France until December 31, 2010 and a Partner at Weinberg Capital Partners until December 31, 2011. He is also founder of asset management companies Octagones and Alfina and was their Chairman from 2008-2012. Charles-Henri Filippi is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Chairman of Citigroup France

•

Director of France Telecom*, member of the Audit Committee

•

Director of L’Oréal*

•

Director of PIASA

•

Director of ADIE

•

Member of the Supervisory Board of EURIS

•

Member of the Supervisory Board of Femu Qui

•

Non-voting member of Nexity’s Board

•

Partner at Weinberg Capital Partners

•

Senior Advisor of CVC Capital Partners France

•

Chairman of HSBC France

•

Chairman of the HSBC Private Bank France Supervisory Board

•

Director of HSBC Asset Management Holding

•

Director of HSBC Bank plc*

•

Director of HSBC Private Banking Holdings Switzerland

•

Director of HSBC Trinkaus & Burkhardt AG

•

Chairman of Octagones SAS (until May 2012)

•

Chairman of Alfina SAS (until May 2012)

•

Member of the Supervisory Board of Viveris REIM (until July 2012)

•

Director of the Centre National d’Art et de Culture Georges Pompidou (until February 2013)

* Corporate office for a listed company.

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Pierre Graff, 65, was Chairman and Chief Executive of the company Aéroports de Paris from July 2005 to November 2012, and was previously Chairman of the Etablissement public Aéroports de Paris from September 2003. After holding various positions in government bodies in charge of public works at local level (Directions Départementales de l’Equipement-DDE), Pierre Graff served as a technical advisor overseeing the highways, road safety and transport policy for the cabinet of the Minister of Infrastructure, Housing, Regional Development and Transport (1986-1987), Director of road safety and traffic, interministerial representative for road safety (1987-1990), then regional director in charge of infrastructure for Essonne (1990-1993), Deputy Chief of Staff for the Minister for Infrastructure, Transport and Tourism (1993-1995), Director General of Civil Aviation (1995-2002), then Chief of Staff for the Minister for Infrastructure, Transport, Housing, Tourism and the Sea (June 2002 to September 2003). He is a graduate of the Ecole Polytechnique and an Ingénieur Général des Ponts et Chaussées. Pierre Graff is a Commander of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Director of France Telecom*, member of the Strategy Committee

•

Director of RATP

•

Director of Medef-Paris

•

Deputy Chairman of the French National Tourism Board’s European and International Affairs section

International

•

Director of TAV

•

Chairman and Chief Executive Officer of Aéroports de Paris* (until November 2012)

•

Member of the Supervisory Board of NV Luchthaven Schiphol (until November 2012)

•

Director of GDF SUEZ*

•

Member of the French Economic, Social and Environmental Council

•

Director of SOGEPA SA

•

Director of SOGEADE Gérance SAS (a SOGEPA subsidiary)

•

Member of the Comité national des secteurs d’activités d’importance vitale (French National Committee for Sectors of Activity of Vital Importance)

* Corporate office for a listed company.

Daniel Guillot, 56, is Director of Relations with the Ain département local authority, at the Lyon Regional Division. He joined France Telecom in 1977 as telecommunications and postal controller. In 1986, Daniel Guillot became an Attaché at the Ministry of Telecommunications, Postal Services and Space, before becoming Chief Inspector in 1993. He held labor union responsibilities at the CFDT Culture Consulting Communication Federation since its foundation in 2005 as head of management staff and international affairs and finally, since 2007, as central labor representative in charge of the France Telecom-Orange Group. Until 2009, Daniel Guillot had a seat on the worldwide union UNI Télécom’s global Committee and chaired the European Telecommunications Social Dialogue Committee jointly with the employer representative. Daniel Guillot is IFA certified. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of Relations with the Ain département local authority for France Telecom-Orange • Director of France Telecom*, member of the Audit Committee	• None
* Corporate office for a listed company.

Claudie Haigneré, 55, has chaired Universcience (a public institution created by the partnership between the Palais de la découverte and the Cité des sciences et de l’industrie) since February 2010. A doctor by training, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then with the ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. She was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. From 2005 to 2009, she was an advisor to the Director General of the ESA (European Space Agency) on European space policy. Claudie Haigneré also lends her support to several health associations: maisons des parents (homes for parents of hospitalized children), the Alliance des Maladies Rares (Rare Illness Alliance) with Fondation Groupama and the Kourir Association for children suffering from juvenile rheumatoid arthritis. She is also a sponsor of the Courtin-Arthritis foundation. Claudie Haigneré is also a Director of Fondation C-Génial, the Académie des Technologies, Fondation de France, L’Oréal’s corporate foundation, ENS Paris and PRES Hesam. She is a member of the Académie des Technologies, the Académie des Sports and of the Académie des Sciences et Technologies (Belgium) and of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore she is a sponsor of the Cité de l’Espace in Toulouse, the Institut de Myologie of Pitié-Salpétrière hospital set up by the Association Française contre les Myopathies (AFM), and of many schools and student graduate classes. Claudie Haigneré is a Grand Officer of the French Legion of Honor. She is a French national.

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Positions currently held	Positions no longer held (but held in the last five years)

•

Chairperson of Universcience

•

Director of France Telecom*, member of the Strategy Committee

•

Director of Sanofi-Aventis*

•

Director of the Ecole Normale Supérieure, Paris

•

Director of PRES Hesam

•

Director of Fondation L’Oréal

•

Director of Fondation de France

• Director of Universcience • Director and Chairman of the Cité des sciences et de l’industrie • Chairman of the Board of the Palais de la Découverte
* Corporate office for a listed company.

Helle Kristoffersen, 48, was appointed Director of Strategy and Economic Intelligence of the Total group in January 2012, having been Deputy Director from January to December 2011. From 1994 onwards, she mainly worked for the Alcatel group (now Alcatel Lucent). After holding a number of positions within this group, she was Vice-President, Group Strategy between 2005 and 2008, and Senior Vice-President, Vertical Markets, between January 2009 and December 2010. Helle Kristoffersen is a graduate of the Ecole Normale Supérieure and Ecole Nationale Supérieure de l’Electronique et de ses Applications (ENSAE). She is a Knight of the French Legion of Honor. Born in Denmark, Helle Kristoffersen is a French national.

Positions currently held	Positions no longer held (but held in the last five years)
• Director of Strategy and Economic Intelligence of the Total group • Director of France Telecom* • Director of Valeo*	• Deputy Director of Strategy and Economic Intelligence of the Total group • Vice-President, Strategy of the Alcatel-Lucent group • Senior Vice-President, Vertical Markets of the Alcatel-Lucent group
* Corporate office for a listed company.

Muriel Pénicaud, 57, has been Group Director of Human Resources and a member of the Executive Committee at Danone since 2008. She also has responsibility for CSR innovation and chairs the Board of Directors of the Danone Ecosystem Fund. Muriel Pénicaud began her career in 1976 as a local government administrator, before establishing and heading up two organizations. In 1985, she joined the French Employment and Training Ministry and held a number of positions in management and in the Minister‘s office, and was also an advisor to the Minister. After working in international human resources management at Danone from 1993 to 2002, from 2002 to 2008 she was Deputy Chief Executive Officer at Dassault Systèmes, in charge of organization, human resources and sustainable development, and was also a member of the Executive Committee. In addition, she also carried out a number of general interest roles, including as Chair of the Board of Directors of the Institut National du Travail, de l’Emploi et de la Formation Professionnelle. She was also a member of the High Council for Social Dialogue. Muriel Pénicaud is co-author of the “Well-Being and Efficiency at Work” report (2010) for the Prime Minister, and is co-founder and Vice-Chairman of the Web TV platform Management et Droit des Affaires (Law and Business Administration). She is a graduate in psychology, history and education sciences as well as from INSEAD. She is a Knight of the French Legion of Honor. She is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Group Director of Human Resources at Danone*

•

Chair of the Board of Directors of the Danone Ecosystem Fund

•

Vice-Chairman of the Web TV platform Management et Droit des Affaires

•

Honorary Chair of ADAGE (French Association of Business Law and Corporate Management)

•

Director of France Telecom*, Chair of the CGRSE

•

Director of SNCF (since March 7, 2013)

• Chair of the Board of Directors of the National Labor, Employment and Professional Training Institute (INTEFP) • Member of the High Council for Social Dialogue • Deputy CEO of Dassault Systèmes
* Corporate office for a listed company.

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Henri Serres, 62, is an Ingénieur Général des Mines at the French High Council for the Economy, Industry, Energy and Technology (CGEIET) in the Ministry of the Economy and Finance since 2009. Over the course of his career, he has successively been Technical Director at the Defense Ministry (1981-1986), Director of Public Radiotelephony at Matra Communication (1986-1989), Director at the Direction générale de l’industrie, in charge of the Department of Communications and Services Industries (1989-1996). Henri Serres was then Vice-Chairman of CSC Peat Marwick (1996-2000), Central Director of IT Systems Security at the General Secretariat for National Defense (2000-2005) and Vice-Chairman of France’s High Council for Information Technology at the Ministry of Economy, Finance and Industry (2005-2006). Before being appointed to the CGEIET, he was Director General of Information and communication systems at the Defense Ministry since 2006. Henri Serres is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications (ENST). He is an Officer of the French Legion of Honor and an Officer of the French Order of Merit. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Member of the French High Council for the Economy, Industry, Energy and Technology (CGEIET) in the Ministry of the Economy and Finance

•

Director of France Telecom*, member of the CGRSE

•

Director of Imprimerie Nationale

•

Director of La Française des Jeux (since March 8, 2013)

• Director General of Information and communication systems at the Defense Ministry • Director of TAV
* Corporate office for a listed company.

Jean-Michel Severino, 55, is Director of Investisseur et Partenaire, an asset management company specializing in investment in SMEs in sub-Saharan Africa. He is also a member of the Académie des Technologies. Until April 2010, he was CEO of the French International Development Agency (AFD), and was previously Vice-President of the World Bank for Asia. He is Inspector General at the French Finance Ministry, and a graduate of Ecole Nationale d’Administration. He is a French national.

Positions currently held	Positions no longer held (but held in the last five years)

•

Director of Investisseur et Partenaire

•

Chairman of Critical Ecosystem Partnership Fund (CEPF)

•

Director of France Telecom*, member of the CGRSE

•

Director of Danone*, Chairman of the Audit Committee

•

Director of Africa Capacity Building Initiative

•

Director of ACET Ghana

•

Director of the Grameen Crédit Agricole foundation

• Director of BEI • Chief Executive Officer of the French International Development Agency (AFD) • Chairman of Proparco • Vice-President of the World Bank for Asia
* Corporate office for a listed company.

Directorships and offices held in 2012 by directors whose terms of office ended on January 1, 2012

Marc Maouche (term of office ended on July 25, 2012)

• Director of France Telecom* • Vice-Chairman of AFTAS • Member of the national organization of ACSED
* Corporate office for a listed company.

Jean-Dominique Comolli (term of office ended September 26, 2012)

•

Commissaire aux participations de l’Etat (Commissioner of State Holdings) – French Ministry of the Economy, Industry and Employment

•

Director of France Telecom*

•

Director of Air France-KLM*

•

Director of EDF*

•

Director of the Fonds Stratégique d’Investissement

•

Director of SNCF

•

Director of the Etablissement public de l’Opéra Comique

•

Member of the Supervisory Board of Areva*

* Corporate office for a listed company.

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Pascal Faure (term of office ended February 18, 2013)

•

Director General of the Department of Competitiveness, Industry and Services

•

Vice-Chairman of the French High Council for the Economy, Industry, Energy and Technology

•

Director of France Telecom*

•

Director of the Institut Télécom

•

Director of the Ecole Normale Supérieure, Paris

•

Director of La Poste

•

Director of La Française des Jeux

•

Director of the Ecole Polytechnique

•

Director of Mines Paris Tech (Ecole des Mines de Paris)

•

Member of the Executive Committee of Fondation Telecom

* Corporate office for a listed company.

Olivier Bourges (term of office ended March 5, 2013)

•

Deputy Director General of the French Government Shareholding Agency

•

Director of France Telecom*

•

Director of GDF Suez*

•

Director of Thales*

•

Director of La Poste

•

Director of Grand Port Maritime de Marseille

International

•

Director of Dexia*

* Corporate office for a listed company.

The business address of all the directors and officers, in relation to their positions, is that of France Telecom S.A.’s registered office (see section 5.1.4 Registered office, legal form and applicable law).

14.1.3.2  Information on Company Shares Held by Directors and Corporate Officers

14.1.3.2.1  Number of Shares Held by Directors and Corporate Officers

The Shareholders’ Meeting of May 26, 2009 set at 1,000 the minimum number of shares to be held by each director appointed by the Shareholders’ Meeting, except the director representing employee shareholders, who is exempt in accordance with the law. Directors representing the French government and directors elected by employees are not required to hold any shares in the Company.

The following information was known to the Company as of the date of this Registration Document:

		Number of shares
• Directors appointed by the Shareholders’ Meeting	Stéphane Richard	58,090
	Bernard Dufau	6,692
	Jose-Luis Durán	1,010
	Charles-Henri Filippi	10,001
	Claudie Haigneré	1,000
	Helle Kristoffersen	1,747
	Muriel Pénicaud	2,000
	Jean-Michel Severino	1,000
• Directors appointed by the French government	Pierre Graff	30
	Henri Serres	2,692
• Directors elected by the employees	Caroline Angeli	24
	Ghislaine Coinaud	80
	Daniel Guillot	378
• Director appointed by the Shareholders’ Meeting to represent employee shareholders	Jean-Luc Burgain	4,814
• Chief Executive Officer Delegate	Gervais Pellissier	21,390

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14.1.3.2.2  Company Share Transactions by Directors and Corporate Officers

In 2012, no transaction involving France Telecom S.A. shares was declared to the AMF by the persons specified in Article L. 621-18-2 of the French Monetary and Financial Code (Code monétaire et financier). No transactions have been declared since the end of 2012.

14.1.3.2.3  Restrictions Regarding the Sale of Shares by Directors and Corporate Officers

Directors and corporate officers holding shares under the France Telecom-Orange Group’s company savings plan through mutual funds that are invested in shares of the Company are subject to the lock-up rules applicable to investments in the savings plan under the provisions governing company savings plans.

Moreover, Article 14 of the Board of Directors’ Internal Guidelines prevents members from engaging in any transactions relating to the securities of the listed companies of the Group in the periods preceding the publication of results, and more generally, if they have knowledge of confidential information, as well as from directly or indirectly engaging in short sales with respect to such securities.

To the Company’s knowledge, none of the Company’s directors or officers has agreed any other restriction to his or her freedom to dispose without delay of his or her holding in the Company.

14.1.3.3  Other Information

14.1.3.3.1  Court Rulings and Bankruptcy

To the Company’s knowledge, in the past five years:

•

no director or corporate officer has been found guilty of fraud;

•

no director or corporate officer has been involved in bankruptcy, receivership or liquidation proceedings;

•

no director or corporate officer has been charged or publicly sanctioned for an offense by a statutory or regulatory authority; and

•

no director or corporate officer has been barred by a court from serving as a director of a management or supervisory body of a listed company or from being involved in the management or business operations of a listed company.

14.1.3.3.2  Family ties

To the Company’s knowledge, there are no family ties among Company directors or corporate officers, or between the directors or corporate officers and the Executive Committee members.

14.1.3.3.3  Conflicts of interest

Under Article 14 of the Internal Guidelines of the Board of Directors (see section 16.2.1), directors must notify the Chairman of the Board of any situation concerning them liable to give rise to a conflict of interest with a Group company.

To the Company’s knowledge and as of the date of this document, there is no potential conflict of interest between the duties of directors or corporate officers with regard to France Telecom and their private interests or other duties.

To the Company’s knowledge, there is no arrangement or agreement with a major shareholder, customer, supplier or any other third party under which any member of the Board of Directors or corporate officer was appointed to the Board of Directors or Group Management (respectively).

14.2   EXECUTIVE COMMITTEE

14.2.1   Composition of the Executive Committee

As of the date of this document, in addition to the Chairman and Chief Executive Officer, the Executive Committee is composed of 13 Senior Executive Vice-Presidents including a Chief Executive Officer Delegate, Gervais Pellissier, and four Deputy CEOs, Delphine Ernotte Cunci, Pierre Louette, Bruno Mettling and Jean-Philippe Vanot.

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On the date of this document, the members of the Executive Committee were as follows:

Stéphane Richard	Chairman and Chief Executive Officer
Gervais Pellissier	Chief Executive Officer Delegate Finance, Information Systems, Everything Everywhere
Delphine Ernotte	Deputy Chief Executive Officer Orange France
Pierre Louette	Deputy Chief Executive Officer General Secretariat, French Carriers, Sourcing and Chrysalid Program
Bruno Mettling	Deputy Chief Executive Officer Human Resources
Jean-Philippe Vanot	Deputy Chief Executive Officer Quality, Corporate Social Responsibility
Christine Albanel	Senior Executive Vice-President Events, Partnerships and Inclusiveness
Vivek Badrinath	Senior Executive Vice-President Enterprise Communications Services
Thierry Bonhomme	Senior Executive Vice-President Orange Labs Networks and Carriers
Jean-Paul Cottet	Senior Executive Vice-President Marketing, Innovation and New Growth Activities
Xavier Couture	Senior Executive Vice-President Communication and Branding
Elie Girard	Senior Executive Vice-President Strategy & Development
Marc Rennard	Senior Executive Vice-President Operations in Africa, the Middle East and Asia (AMEA)
Benoit Scheen	Senior Executive Vice-President Operations in Europe (excl. France)

As of May 1, 2013, the following changes will be made to the composition of the Executive Committee and its members’ responsibilities:

•

Vivek Badrinath is appointed Deputy CEO, in charge of the Group’s Innovation, Technology and Customer Experience Resources;

•

Thierry Bonhomme is appointed Senior Executive Vice-President in charge of Orange Business Services;

•

Béatrice Mandine is appointed Senior Executive Vice-President in charge of Communication and the Brand;

•

Bruno Mettling takes responsibility for the Internal Communication Department;

•

Christine Albanel takes responsibility for Corporate Social Responsibility;

•

Jean-Philippe Vanot, Jean-Paul Cottet and Xavier Couture leave the Executive Committee.

In addition to the Chairman and Chief Executive Officer, the Executive Committee will therefore be composed of 11 Senior Executive Vice-Presidents, including a Chief Executive Officer Delegate, Gervais Pellissier, and four Deputy CEOs, Delphine Ernotte Cunci, Vivek Badrinath, Pierre Louette and Bruno Mettling.

The biographies of Stéphane Richard and Gervais Pellissier are presented in section 14.1.3 Information on Directors and Corporate Officers.

Delphine Ernotte Cunci, 46, is Deputy CEO in charge of Orange France since November 1, 2011, having been Deputy Executive Vice-President, French Operations and Senior Executive Vice-President, Operations Orange France. She started her career with France Telecom as Financial Analyst and then as Economics Engineer within the R&D Department. She then worked in distribution as Retail Director of the Paris stores and CEO of the SDR subsidiary from 2000 to 2004. In 2004, she was appointed Regional Director for Centre Val de Loire. In July 2006, Delphine Ernotte Cunci became Director of Sales Communication and Sponsorship for France. In May 2008, she was promoted to Sales Director France and in July 2009 she assumed the role of Consumer Director France. Delphine Ernotte Cunci is a director of Suez Environnement, the Ecole Centrale de Paris and Centquatre. She is a graduate of the Ecole Centrale Paris.

Pierre Louette, 50, is Deputy CEO in charge of the General Secretariat, of the France Carriers Division and Group Sourcing and Supply Chain since November 1, 2011. He is also in charge of the operational efficiency program, Chrysalid. He joined France Telecom in April 2010 as Senior Executive Vice-President in charge of the General Secretariat and the France Carriers Division. In July 2011 his role was extended to cover Group Sourcing and Supply Chain. Pierre Louette represents the France Telecom-Orange Group on the Board of Directors of TP S.A. in Poland, Dailymotion and BuyIn, the joint purchasing venture created by France Telecom-Orange and Deutsche Telekom. In March 2012, he was elected Chairman of the Fédération Française des Télécoms. Pierre Louette was Technical Advisor on Communication, Youth and Sport in the Prime Minister’s office between 1993 and 1995, when he was particularly involved in developing new communications networks. He then became General Secretary and Communications Director for France Télévisions. He has been involved in developing the Internet in France since 1996, in particular as Head of Connectworld, the leader in online communication, and then as Director of Europatweb, an investment fund launched by Bernard Arnault. Pierre Louette was CEO of Agence France-Presse from 2003 to 2005, followed by Chairman and CEO from 2005 to 2010. He holds a degree in law and is a graduate of the Institut d’Etudes Politiques de Paris and the Ecole Nationale d’Administration. Pierre Louette is Master Counsel to the Court of Auditors and a Knight of the French Legion of Honor.

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Bruno Mettling, 54, is Deputy CEO in charge of Human Resources since November 1, 2011. He joined France Telecom-Orange in April 2010 as Senior Executive Vice-President with special mandate to the CEO, in charge of Labor, Skills and Orange Campus, before being appointed Group Human Resources Director in October 2010. He began his career at the Budget Department of the Ministry of Finance. He then held a succession of financial posts at the Ministry of Labor, Social Affairs and Employment in 1988; Deputy Vice-President at the Ministry of Infrastructure, Housing, Transport and the Sea from 1988 to 1990; and Deputy Vice-President at the Ministry of Urbanism from 1990 to 1991. After working at the Finance Inspectorate in 1991, he joined the Ministry of the Economy and Finance. Bruno Mettling was then appointed Financial Controller and Deputy Vice-President Finance for La Poste Group. In October 1999 he joined Caisse Nationale des Caisses d’Epargne, where he reformed its Human Resources Department, before being given responsibility for sales development and then the Company’s strategic plan. He was then invited to join the Banque Populaire Group as Executive Vice-President, Banque Fédérale des Banques Populaires. On July 1, 2006, he was promoted to Deputy CEO. Bruno Mettling is a graduate of the Institut d’Etudes Politiques and of the Aix-en-Provence law school. He is an Officer of the French Legion of Honor and an Officer of the French Order of Merit.

Jean-Philippe Vanot, 61, is Deputy CEO in charge of Quality and Corporate Social Responsibility since April 6, 2010, and was previously Senior Executive Vice-President in charge of Innovation and Marketing. He chairs a “Quality Committee” that reports to the Executive Committee and brings together all functions related to service reliability and customer relations within the Group. Mr Vanot also chairs the Group Ethics Committee. He spent most of his professional career in the technical, sales and operations areas since he joined the Group in 1977. He is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST). He is an Officer of the French Legion of Honor and an Officer of the French Order of Merit.

Christine Albanel, 57, is Senior Executive Vice-President in charge of Events, Partnerships and Inclusiveness since July 9, 2012, and and Deputy Chair of the Orange Foundation. She joined France Telecom-Orange in April 2010 as Senior Executive Vice-President in charge of Communication, Sponsorship and Content Strategy. Speechwriter for Jacques Chirac for many years, including authoring the famous Vel d’Hiv speech, Christine Albanel was Advisor to the French President on Education and Culture before joining the French State Council. Appointed Chairperson of the Etablissement Public de Versailles from 2003 to 2007, she was appointed Minister of Culture and Communications in May 2007. Once this portfolio was handed over to Frédéric Mitterrand, she turned down a government appointment at the Villa Medici, preferring the France Telecom-Orange Group. Christine Albanel has a degree in modern literature. She is a Knight of the French Legion of Honor.

Vivek Badrinath, 43, is Senior Executive Vice-President in charge of Orange Business Services & Enterprise Business since April 6, 2010. He has 20 years’ experience in ICT (1) and launched his career at the Ministry of Industry. He joined the Group in 1996, taking up a technical position in the Long-Distance Networks Division before moving to Thomson India in 2000 as Chief Executive Officer. He returned to the Group in 2004 as Technical Director of mobile businesses and was made Director of the Networks and Carriers Division in 2009. Vivek Badrinath is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST).

Thierry Bonhomme, 56, is Senior Executive Vice-President in charge of the Orange Labs Networks and Carriers Division since April 6, 2010. His previous positions in the Group include serving as Director of Technical Operations for Paris North, Regional Director in Grenoble then in Marseille before becoming Director of the France Enterprise Market, then Director of Research and Development. He was also director of IDATE from 1988 to 1990. Thierry Bonhomme is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST).

Jean-Paul Cottet, 58, is Senior Executive Vice-President in charge of Marketing and Innovation since April 6, 2010. His role was extended to cover New Growth Activities on February 1, 2012. He represents the France Telecom-Orange Group on the GSMA, the global association of mobile operators. Since joining the Group in 1981, he has held a wide range of positions in sales and marketing, and as Head of the Shareholder Relations Department during the France Telecom IPO in 1996. After a period spent as Regional Director for Paris, he was appointed Director of Communications and External Relations in 2002. Between 2003 and 2008 Mr Cottet was successively Director of Information Systems and the International Department, then Director of Intervention and of the France Networks deployment, and finally Director of the France Enterprise Market. Jean-Paul Cottet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications (ENST).

(1)

Information and communication technologies

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Elie Girard, 34, is Senior Executive Vice-President in charge of Group Strategy and Development since September 1, 2010. He joined the France Telecom-Orange Group in 2007 and was appointed Private Secretary to Didier Lombard, the Chairman and Chief Executive Officer. On March 1, 2010, when Stéphane Richard was appointed Group Chief Executive Officer, Mr Girard was appointed as his Private Secretary. In that capacity, he was responsible for developing the Group “Conquests 2015” project, which was presented in early July 2010. Elie Girard is also Chairman of the Board of Orange Horizons and a Board member of Sofrecom, GlobeCast and Orange Studio. He began his career as auditor at Arthur Andersen, before joining the Ministry of the Economy, Finance and Industry in the Treasury Department. Between 2004 and 2007, Mr Girard worked primarily for the Offices of Thierry Breton, the Minister for the Economy, Finance and Industry, and of Jean-François Copé, the Deputy Minister for Budget and Government Reform, who was the government’s spokesperson. Elie Girard is a graduate of the Ecole Centrale de Paris and of Harvard University.

Marc Rennard, 56, is Senior Executive Vice-President in charge of Operations in Africa, the Middle East and Asia (AMEA) since June 15, 2010. He joined France Telecom in 2003 as Chairman of one of its subsidiaries in Madrid. In 2004 he became Director of International Operations before being appointed to International Executive Vice-President in charge of AMEA (Africa, Middle East and Asia) in 2006. Marc Rennard is Chairman or director of several of the Group’s international subsidiaries, in particular Mobinil, Sonatel, Jordan Telecom, Côte d’Ivoire Télécom and Orange Côte d’Ivoire. He was head of a consulting company before spending several years as director of Société des Montagnes de l’Arc (Groupe Caisse des Dépôts) and then joining TDF as Deputy CEO until 2003. Marc Rennard is a graduate of the Ecole de Management in Lyon. He is a Knight of the French Legion of Honor.

Benoît Scheen, 46, is Senior Executive Vice-President in charge of Europe (excl. France) since September 1, 2011. Prior to this, he was CEO of Mobistar Belgium from 2008 to 2011, and also carried out a number of management roles at IBM, Compaq and HP. Benoît Scheen has a Master’s in information technology and a degree in economics and social sciences from the University of Namur.

Béatrice Mandine, 44, is appointed Senior Executive Vice-President in charge of Communication and the Brand, as of May 1, 2013. Ms Mandine joined France Telecom-Orange in May 2007 as Director of the Group’s Press Office. Béatrice Mandine was appointed Delegate Director of External Communication in November 2010, then Deputy Director of Communication responsible for External Communication alongside Xavier Couture, Senior Executive Vice President for Communication and Brand in July 2012. Ms Mandine began her career in 1988 as a journalist at Le Figaro, Marie-Claire and the television channel La Cinq. At the end of 1990 she joined Alcatel as Head of Internal Communication. In 1992, she became Press Officer for Alcatel Radio Space & Defense and joined the press office at Alcatel Alsthom the following year. In 1998, she was appointed Media Director of Alcatel’s Consumer Division, and in 2000 she was appointed Director of Press and Public Relations for Alcatel’s mobile Telephony Division. In the middle of 2004, Béatrice Mandine joined the Faurecia group as head of press relations and corporate image. She is a graduate of the Ecole Supérieure de Journalisme (ESJ) and the Institut des Hautes Etudes Internationales (IHEI).

14.2.2   Shareholdings and Stock Options

As of the date of this document, to the Company’s knowledge, the members of France Telecom’s Executive Committee, including Stéphane Richard and Gervais Pellissier, owned a total of 149,821 France Telecom shares, representing 0.006% of the share capital.

As of the date of this document, the members of the Executive Committee held a total of 466,010 stock options representing 0.02% of the share capital, which they were granted by the Board of Directors, of which 215,710 stock options were granted under the October 2005 and March 2006 plans, and 250,300 were granted under the May 2007 plan (see section 17.1.2 Compensation).

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15  compensation and benefits paid to directors, corporate officers and senior management

15.1   COMPENSATION OF DIRECTORS AND CORPORATE OFFICERS

274

15.2   COMPENSATION OF THE EXECUTIVE COMMITTEE

278

15.3   PROVISIONS FOR PENSIONS, RETIREMENT, AND OTHER BENEFITS

278

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15.1   COMPENSATION OF DIRECTORS AND CORPORATE OFFICERS

The Company refers to the Afep-Medef corporate governance code for listed companies as a general baseline, in particular for compensation matters.

TABLE 1 - SUMMARY OF COMPENSATION AND SHARE OPTIONS ALLOCATED TO EACH CORPORATE OFFICER (1)

Stéphane Richard

(in euros)	2012	2011
Gross compensation in respect of fiscal year (details in 15.1.2)	1,520,509	1,520,241
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
TOTAL	1,520,509	1,520,241

Gervais Pellissier

(in euros)	2012	November 1 - December 31, 2011
Gross compensation in respect of fiscal year (details in 15.1.2)	1,067,443	169,497
Valuation of options allocated throughout the year	0	0
Valuation of performance shares allocated throughout the year	0	0
TOTAL	1,067,443	169,497

TABLE 2 - SUMMARY OF THE COMPENSATION PAID TO EACH CORPORATE OFFICER

Stéphane Richard

Gross amounts (in euros)	2012		2011
	Amounts paid in respect of fiscal year	Amounts paid during the fiscal year	Amounts paid in respect of fiscal year	Amounts paid during the fiscal year
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	615,915	663,279	615,915	655,242
Exceptional compensation	0	0	0	0
Attendance fees	0	0	0	0
Benefits in kind	4,594	4,594	4,326	4,326
TOTAL	1,520,509	1,567,873	1,520,241	1,559,568

Gervais Pellissier

Gross amounts (in euros)	2012		November 1 - December 31, 2011
	Amounts paid in respect of fiscal year	Amounts paid during the fiscal year	Amounts paid in respect of fiscal year	Amounts paid during the fiscal year
Fixed compensation	600,000	600,000	100,000	100,000
Variable compensation	444,755	305,379	68,403	NA
Exceptional compensation	0	0	0	0
Attendance fees	NA	NA	NA	NA
Benefits in kind	22,688	22,688	1,094	1,094
TOTAL	1,067,443	928,067	169,497	101,094
N/A: not applicable

(1)

The tables are numbered in line with the AMF recommendation of December 22, 2008 on the information to be included in the Registration Documents relating to compensation paid to directors and corporate officers.

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The compensation of the Chairman and Chief Executive Officer, and of the Chief Executive Officer Delegate, is set by the Board of Directors on the basis of a proposal by the Governance and Corporate Social Responsibility Committee (CGRSE).

Variable compensation

The half-yearly variable portion of the Chief Executive Officer and the CEO Delegate’s compensation is calculated using a weighted average of four indicators which focus on the Group’s growth, profitability, service quality, and CSR performance. These indicators are: revenue growth rate on a comparable basis (20%), restated EBITDA minus CAPEX (see Financial glossary appendix) (30%), an indicator linked to the quality of service delivered to the Group’s customers (20%), and a composite indicator of CSR performance (30%). The latter indicator reflects improvement measured by five human resources-related management indicators based on a semi-annual performance chart (50%) and five CSR categories measured by semi-annual surveys (also 50%). If these objectives are reached, Stéphane Richard and Gervais Pellissier can receive a bonus equal to two-thirds of their fixed compensation, and should the objectives be surpassed, they could receive a variable portion of up to 100% of their fixed compensation.

The expected fulfillment level of these objectives for the first and second half of 2012 have been precisely set by the Board of Directors, but it is not made public for confidentiality reasons. The Board of Directors decided to grant Stéphane Richard and Gervais Pellissier bonuses in relation to 2012 that represent respectively 68.4% and 74.1% of their fixed compensation.

The Chief Executive Officer and the CEO Delegate are not entitled to benefit from incentive agreements or employee profit-sharing agreements.

Benefits in kind

Stéphane Richard and Gervais Pellissier each have a company car with chauffeur and consulting firm services for personal legal assistance relating to their role capped at 100 hours a year for the Chief Executive Officer, and 20 hours for the CEO Delegate. They are also provided with a telephone line with unlimited calls, plus equipment, particularly computers, needed to perform their duties.

Miscellaneous

Stéphane Richard and Gervais Pellissier are enrolled in the France Telecom-Orange Group’s supplemental death and disability and health insurance plans for Corporate Officers.

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TABLE 3 - ATTENDANCE FEES AND OTHER COMPENSATION PAID TO DIRECTORS REPRESENTING EMPLOYEES

Attendance fees

Directors	Amounts paid in 2013 (in respect of the 2012 fiscal year)	Amounts paid in 2012 (in respect of the 2011 fiscal year)	Amounts paid in 2011 (in respect of the 2010 fiscal year)
Stéphane Richard (1)	0	0	0
Caroline Angeli (2)	35,000	35,000	35,172
Jean-Luc Burgain	21,333	N/A	N/A
Ghislaine Coinaud (2)	29,000	32,000	31,264
Bernard Dufau	53,000	59,000	66,436
Jose-Luis Durán	26,000	38,000	42,988
Charles-Henri Filippi	45,000	51,000	58,620
Pierre Graff (3)	24,000	22,000	782
Daniel Guillot (2)	43,000	48,000	49,827
Claudie Haigneré	27,000	27,000	33,218
Helle Kristoffersen	29,000	13,667	N/A
Muriel Pénicaud	39,000	21,667	N/A
Henri Serres	N/A	N/A	N/A
Jean-Michel Severino	33,000	15,667	N/A
Former directors
Bruno Bézard (3)	N/A	N/A	39,107
Olivier Bourges (3)	15,639	N/A	N/A
Jean-Dominique Comolli (3)	25,361	45,000	10,552
Pascal Faure (3)	30,000	38,000	37,126
Didier Lombard	N/A	0	0
Marc Maouche	23,667	46,000	25,021
Henri Martre	N/A	16,333	34,195
Gilles Michel (2)	N/A	N/A	33,706
Marcel Roulet	N/A	26,333	46,896
Jean Simonin	N/A	21,333	40,056
Stéphane Tierce	N/A	N/A	15,034
TOTAL	499,000	556,000	600,000

(1)  Stéphane Richard has waived his right to receive attendance fees.

(2)  Attendance fees paid, at the request of the directors concerned, to their trade union.

(3)  Attendance fees paid to the French Treasury Department.

N/A: not applicable.

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Annual Shareholders’ Meeting. The resolution approved remains valid until a new resolution is adopted. The Annual Shareholders’ Meeting of May 27, 2008 set this sum at 600,000 euros.

Within this limit, and on a proposal from the CGRSE, the Board of Directors decides at the start of each year on the amount of attendance fees that it will allot to its members for the past year and their allocation rules.

Directors receive a fixed annual amount (10,000 euros), and a variable amount based on their attendance at Board and Board committee meetings and on the functions that they perform within the committees. For the meetings attended in 2012, the directors received:

•

2,000 euros per meeting of the Board of Directors;

•

2,000 euros per meeting of the Audit Committee;

•

1,000 euros per meeting of the CGRSE or the Strategy Committee;

•

1,000 additional euros per meeting of committees of which they are the Chair.

As of January 1, 2013, members of the CGRSE receive 2,000 euros per committee meeting.

Attendance fees paid to directors representing the French government are paid to the French Treasury. In addition, the directors elected by the employees have requested that their attendance fees be paid to their trade union.

Directors receive no other compensation besides attendance fees, with the exception of the Chairman and Chief Executive Officer and the directors representing the employees and employee shareholders (who themselves are employees).

In addition, there is no contract tying a Member of the Board of Directors to France Telecom S.A. or to any of its subsidiaries that would provide for conferring any benefit whatsoever to this director at the end of his term.

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Other Compensation Paid to Directors Representing Employees in 2012

The table below shows the compensation paid to the directors elected by the employees and to the director appointed by the Shareholders’ Meeting to represent the employee shareholders, excluding attendance fees (see above).

GROSS AMOUNTS (in euros)	Fixed	Variable	Incentive payments, profit-sharing, and employer contributions	Exceptional	Benefits in kind	Total
Caroline Angeli	31,876	0	3,321	773	232	36,202
Jean-Luc Burgain (1)	21,551	0	0	274	152	21,977
Ghislaine Coinaud	29,865	0	3,679	1,286	232	35,062
Daniel Guillot	58,843	9,872	6,255	456	486	75,912
Marc Maouche (2)	37,929	11,836	6,877	845	274	57,761
(1) As of July 25, 2012. (2) Until July 25, 2012.

TABLE 4 - STOCK OPTIONS ALLOCATED DURING THE FISCAL YEAR TO EACH CORPORATE OFFICER BY FRANCE TELECOM S.A. AND BY ANY GROUP COMPANY

During the 2012 fiscal year, neither France Telecom S.A. nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares to corporate officers.

TABLE 5 - STOCK OPTIONS EXERCISED DURING THE FISCAL YEAR BY EACH CORPORATE OFFICER

Stéphane Richard has no option to purchase or subscribe for shares.

Gervais Pellissier, the only corporate officer to have received options, did not exercise any of them during the 2012 fiscal year (See section 17.1.2 Compensation).

TABLE 6 - PERFORMANCE SHARES ALLOCATED TO EACH CORPORATE OFFICER

During the 2012 fiscal year, neither France Telecom S.A. nor any other of the Group’s companies granted any performance shares to corporate officers.

TABLE 7 - PERFORMANCE SHARES MADE AVAILABLE TO EACH CORPORATE OFFICER

None.

TABLE 8 – PAST ALLOCATIONS OF STOCK OPTIONS

See section 17.1.2 Compensation.

TABLE 9 – STOCK OPTIONS ALLOCATED TO THE FIRST TEN NON-CORPORATE OFFICER EMPLOYEES AND OPTIONS EXERCISED BY THEM

During the 2012 fiscal year, neither France Telecom S.A. nor any other of the Group’s companies granted any option to buy existing shares or to subscribe for new shares to employees.

During the 2012 fiscal year, no options were exercised by employee beneficiaries (see section 17.1.2 Compensation).

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TABLE 10 – OTHER BENEFITS GRANTED TO CORPORATE OFFICERS

	Stéphane Richard	Gervais Pellissier
Employment Contract	No (1)	No (2)
Enrollment in a supplemental retirement plan	No (3)	No (4)
Compensation or benefits due or likely to be due upon termination or change of office	No (5)	No (5)
Compensation payable under a non-competition clause	No	No

(1)  Stéphane Richard’s employment contract, which was suspended on January 1, 2010, was rescinded when he was appointed as Chief Executive Officer.

(2)  Gervais Pellissier’s employment contract was suspended on November 1, 2011 when he was appointed as CEO Delegate. This suspension will end at the same time as his term as CEO Delegate.

(3)  Stéphane Richard is no longer eligible for the supplemental retirement plan set up for employees classified as “off the matrix”.

(4)  During his term, given the suspension of his employment contract, any entitlement of Gervais Pellissier to join the supplemental retirement plan set up for employees classified as “off the matrix”, is also suspended.

(5)  Stéphane Richard and Gervais Pellissier will not receive any deferred compensation should their terms as Chief Executive Officer or CEO Delegate be terminated.

15.2   COMPENSATION OF THE EXECUTIVE COMMITTEE

The total gross amount of compensation paid in respect of the 2012 fiscal year (on a prorata basis in the event of departures and appointments midway through the year) by France Telecom and its controlled companies to all of the France Telecom Executive Committee members, excluding employer expenses, was 10,094,153, compared to 9,404,474 euros in 2011.

In line with the policy to freeze the highest salaries in the Group, there was no salary increase in 2012 within the management team. Changes in compensation between 2011 and 2012 is due to changes in scope with an appointment in mid 2012 to the Executive Committee and the full-year consequences of individual decisions taken at end-2011, in connection with evolution of responsibilities.

This amount includes all compensation paid in respect of the 2012 fiscal year: gross salaries, bonuses (including variable portions), benefits in kind, and profit-sharing. However, it does not include incentive bonuses and any employer contributions that will be made in relation to employee savings plans, as these amounts were not known at the time of writing (incentive bonuses and employer contributions paid in the first half of 2012 in respect of 2011 totaled 144,094 euros).

The members of the Executive Committee did not receive attendance fees for the positions they hold in France Telecom Group companies.

The employment contracts of the members of the Executive Committee include a clause providing for contractual severance pay up to a maximum of 15 months salary based on total annual gross salary (including any termination pay provided for by industry-wide collective agreements).

During the 2012 financial year, the members of the Executive Committee received no stock options or performance shares from France Telecom S.A., nor from any other company within the Group.

15.3   PROVISIONS FOR PENSIONS, RETIREMENT, AND OTHER BENEFITS

See note 19 to the consolidated financial statements Executive Compensation (section 20.1).

At December 31, 2012, no director or corporate officer was eligible for retirement benefits from France Telecom.

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[REDACTED SECTION: CERTAIN TEXT THAT FOLLOWS HAS BEEN REDACTED]

16.1   CORPORATE GOVERNANCE

16.1.1   Reference to a Code of Corporate Governance

France Telecom refers to the version of the Afep-Medef code of corporate governance for listed companies published in April 2010 (which may be consulted on the www.medef.fr website), without being fully compliant with the code’s recommendations.

SUMMARY OF AFEP-MEDEF CORPORATE GOVERNANCE CODE RECOMMENDATIONS NOT APPLIED BY FRANCE TELECOM:

Afep-Medef recommendations	France Telecom practices
Composition of the Audit Committee: The proportion of independent directors on the Audit Committee should be at least two-thirds, and the committee may not include any executive director.

As of the date of this document, France Telecom’s Audit Committee comprises five directors including three independent directors, one director representing employee shareholders and one director elected by the employees.

Composition of the Compensation Committee: The compensation committee may not include any Executive Director and should have a majority of independent directors.

France Telecom’s Governance and Corporate Social Responsibility Committee (CGRSE), which fulfills the duties of the Compensation Committee, as set out in the Afep-Medef code, comprises four directors including two independent directors, one director representing the French Government and one director elected by the employees.

The Board of Directors believes that the inclusion of directors who do not fulfill the independence criteria of the Afep-Medef code is nonetheless beneficial for the work of the Audit Committee and the Governance and Corporate Social Responsibility Committee and does not hinder the independence of the committees with respect to France Telecom’s executive management or its shareholders. The two committees are chaired by an independent director, the Chairman does not take part in the work of these committees, and their composition must be assessed in the light of the Company’s legal, regulatory and statutory framework (see 14.1.1.1 Rules governing the composition of the Board of Directors).

16.1.2   Main differences between the rules followed by France Telecom and the New York Stock Exchange rules

France Telecom has endeavored to take the New York Stock Exchange (NYSE) corporate governance standards into account. However, since the Company is not a US company, most of these rules do not apply to it, and the Company is allowed to follow the rules applicable in France instead. Accordingly, France Telecom has elected to refer to the Afep-Medef code, where the recommendations differ in some respects from the NYSE governance rules applicable to US companies listed on the NYSE.

In particular, France Telecom has chosen to follow the rules on independence specified by the Afep-Medef code, which provides that, in controlled companies, one-third of the directors must be independent. In contrast, the NYSE rules provide that the Board of Directors must consist of a majority of independent directors.

France Telecom considers that seven of the 14 members of its Board of Directors may be considered as independent according to the independence criteria of the Afep-Medef code. France Telecom has not assessed the independence of its directors according to the NYSE rules.

In addition, France Telecom has chosen to establish a single Governance and Corporate Social Responsibility Committee (CGRSE) in charge of appointments and compensation. This committee consists of four directors, two of whom are independent. On the other hand, Conversely, the NYSE standards provide for the establishment of two separate committees (a Nomination and Corporate Governance Committee, and a Compensation Committee) composed exclusively of independent directors.

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16.2   OPERATION OF THE BOARD OF DIRECTORS

16.2.1   Internal guidelines

In 2003, the Board of Directors adopted Internal Guidelines which define the guiding principles and procedures for its operations and those of its committees. They were updated by the Board on several occasions, and most recently on March 24, 2010, to reflect changes in the Company’s governance. The Internal Guidelines can be consulted at www.orange.com under governance/documentation.

The Internal Guidelines specify, among other details, the respective responsibilities of the Board of Directors, the Chairman and the Chief Executive Officer, stipulating limits to the latter’s powers, and define the respective areas of responsibility and duties of the Board’s Committees.

They also provide information on the rules governing the information provided to directors and the meetings of the Board.

16.2.2   Chairman of the Board of Directors

Article 1 of the Internal Guidelines of the Board of Directors specifies the role and duties of the Chairman.

The Chairman represents the Board of Directors and, except in unusual circumstances, is the only person authorized to act and speak in the Board’s name. He organizes and steers the Board of Directors’ work and works to ensure efficient running of corporate bodies with respect to the principles of good governance. He serves as a liaison between the Board of Directors and the Company’s shareholders, in cooperation with the General Management; he monitors the quality of the Company’s financial information. In close cooperation with the General Management, he may represent the Company in its upper-level relations with the public authorities, the Group’s major partners and its major customers, both within France and internationally. He is briefed regularly by the Chief Executive Officer on the significant events and situations relating to Group life, and he may seek any information from the CEO needed to inform the Board of Directors and its committees. The Chairman may meet with the Statutory Auditors to prepare the Board of Directors’ and the Audit Committee’s work.

In accordance with Articles 29-1 and 29-2 of French Act no. 90-568 of July 2, 1990 (as amended), the Chairman of the Board of Directors also has the power to appoint and manage the civil servants employed by the Company.

Pursuant to the Company’s Bylaws, the Chairman of the Board of Directors can hold his position until the age of 70.

16.2.3   Board Committees

The Board of Directors is supported by expertise from three specialized committees. Their role is to provide informed input for the Board’s discussions and assist in preparing its decisions. These committees meet as often as is necessary. Their operating method and areas of responsibility are set out in the Internal Guidelines of the Board of Directors. In accordance with the Afep-Medef code on the corporate governance of listed companies, significant responsibilities are given to independent directors. France Telecom also believes that it is necessary that each committee benefit from the presence of at least one member who represents the French Government and of one member who is an employee representative.

COMPOSITION OF THE BOARD’S COMMITTEES AS AT THE DATE OF THIS DOCUMENT:

	Year Created	Chairman		Members
Audit Committee	1997	Bernard Dufau	(1)	Jose-Luis Durán Charles-Henri Filippi Daniel Guillot Jean-Luc Burgain	(1) (1) (2)
Governance and Corporate Social Responsibility Committee (CGRSE) (3)	2003	Muriel Pénicaud	(1)	Caroline Angeli Henri Serres Jean-Michel Severino	(1)
Strategy Committee	2003	Stéphane Richard		Ghislaine Coinaud Pierre Graff Claudie Haigneré	(1)

(1) Independent director (see section 14.1.1.3). (2) Committee’s financial expert. (3) Formerly the Compensation, Nominating and Governance Committee.

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Audit Committee

The Audit Committee comprises at least three members appointed, for an indefinite term, by the Board of Directors on the recommendation of the CGRSE. The Chairman of the Audit Committee is chosen from the independent directors.

The composition of the Audit Committee complies with the provisions of Article 14 of the Government Order of December 8, 2008 relating to the setting up of a specialized committee aimed at following-up questions relating to the preparation and control of accounting and financial information. The characteristics and responsibilities of the committee also comply with the recommendations of the Working Group set up by the AMF, as detailed in its final report on audit committees published in July 2010.

In this context, the committee ensures that the internal control and financial risk management systems exist and that their effectiveness is monitored. It also examines the financial statements and management reports and ensures that the information delivered to shareholders is both relevant and of good quality.

The responsibilities of the committee are detailed in Article 8 of the Internal Guidelines of the Board of Directors.

Financial Expertise within the Audit Committee

Aside from the financial and accounting expertise required of all its members, the Audit Committee must also include at least one person who qualifies as a financial expert.

At its meeting held on February 5, 2008, France Telecom’s Board of Directors determined that a member of its Audit Committee, Charles-Henri Filippi, is an Audit Committee financial expert, primarily due to his former position as Chairman and Chief Executive Officer of Crédit Commercial de France (CCF) and HSBC France.

Governance and Corporate Social Responsibility Committee

The Governance and Corporate Social Responsibility Committee (CGRSE) consists of at least three members appointed by the Board of Directors upon the recommendation of its Chairman.

The committee fulfills the functions of the Nomination Committee and the Compensation Committee, provided for by the Afep-Medef code. Accordingly, it is responsible for submitting recommendations to the Board of Directors on the appointment and compensation of directors and corporate officers. It is kept informed by the Chief Executive Officer of appointments to the Group’s Executive Committee and may, at the request of the Chief Executive Officer, issue an opinion on the methods used to determine their compensation.

The committee also examines the main thrust of the human resources and corporate social responsibility policies drawn up based on discussions with the Group’s stakeholders. Once a year, it reviews the report of the Ethics Committee on the Group’s ethical practices.

Article 9 of the Internal Guidelines of the Board of Directors details the responsibilities of the committee.

Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman who also chairs the committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

The committee reviews the following proposals, among others: strategic agreements, partnerships, technological and industrial cooperation and significant acquisitions and disposals of assets.

Article 7 of the Internal Guidelines of the Board of Directors details the responsibilities of the committee.

This committee’s meetings may be opened to all Board members.

16.2.4   Board and committee activities during the Fiscal Year

16.2.4.1  Board Activities

The Board of Directors met nine times during the 2012 fiscal year, with an attendance rate of 92%. Additional information on individual attendance at Board Meetings is available in the section detailing the breakdown of attendance fees between the members. The average Board Meeting lasts three hours.

Each meeting is generally preceded by a meeting of one or more of the Board’s Committees with a view to preparing deliberations, and the topics examined are reported on to the Board.

Besides the regular events in the course of the Company’s operations (review of operational performance, quarterly results, half-year and full-year financial statements, budget, and other items), the Board studied strategic development opportunities, such as the increased stake in Mobinil in Egypt or the takeover of Daily Motion. The disposal of the Orange Switzerland subsidiary was also submitted to the Board.

As well as keeping abreast of the employee satisfaction survey indicators, the Board examined and deliberated on the Annual Report on equal pay and professional equality between women and men.

In accordance with the provisions of the Internal Guidelines, a meeting of the Board of Directors was dedicated to examining the existence and monitoring the effectiveness of internal control and financial and non-financial risk management systems. This meeting was prepared by a joint meeting of the Audit Committee and the Governance and Corporate Social Responsibility Committee.

In addition, the Board of Directors dedicated one item of its agenda to a discussion on its operation (see section 16.2.5 Periodic review of the operation of the Board of Directors and its committees).

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16.2.4.2  Committee activities

Audit Committee

The committee met eight times in 2012, with an attendance rate of 92%.

It met regularly with France Telecom’s senior management and the main managers of the Group’s Finance Department, in particular with the Head of the Group Audit and Risk Control and Management Department and the Statutory Auditors, in order to review with them their respective action plans and the implementation of these plans.

Financial Reporting

The committee analyzed the non-consolidated and consolidated financial statements for the 2011 financial year and the first half of 2012, together with the first and third quarter results for 2012, and verified that the processes for producing financial and accounting information complied with regulatory and legal requirements, especially in terms of internal control. In this respect, the committee reviewed the draft Management Reports and heard the Statutory Auditors’ Reports. It also examined the budget for the fiscal year and its update, significant risks and off-balance-sheet commitments and their accounting impact, as well as the results of the asset impairment tests.

In addition, the committee reviewed all financial communications before their publication.

Internal Control and Risk Management

Before approving each set of financial statements, the committee undertook a review of the significant litigation in which the Group is involved.

Moreover, in accordance with the Government Order of December 8, 2008 transposing the European Directive of May 17, 2006 on statutory audits of annual and consolidated financial statements (“8th Directive”), the committee examined in a joint meeting with the Governance and Corporate Social Responsibility Committee the results of the annual evaluation of the internal financial control system, which were presented to it by the Group Internal Control Department, and concluded that the system was effective (see section 16.5.4 Summary of the work on internal control accomplished under section 404 of the Sarbanes-Oxley Act).

Finally, the committee examined the major risks with which the Group may or could be faced. It also ensured that the recommendations formulated by the Audit and Risk Control and Management Department after each of the internal audit assignments were correctly implemented. The findings of the audit assignments completed in 2012 as well as the agenda of the audit assignments to be undertaken during 2013 were also presented. A description of the main risks is given in chapter 4 Risk factors, which is an integral part of the Management Report of the Board of Directors.

Management of Debt and Cash

The committee regularly examined the Group’s policy on debt refinancing and cash management.

Plans for International Expansion

The committee reviewed several proposals, including the proposed increase in the Group’s stake in ECMS in Egypt.

Statutory Auditors

The committee reviewed the fees for the Statutory Auditors for 2012 and the financial terms of their work during the year.

Governance and Corporate Social Responsibility Committee

The committee met six times in 2012, with an attendance rate of 100%.

Compensation of directors and corporate officers

The committee determined the targets and calculation methods for the variable portion of the compensation of the Chairman and Chief Executive Officer and the CEO Delegate for the first and second half of 2012. The calculation of the half-yearly variable portion of the Chairman and Chief Executive Officer’s compensation is based on a weighted average of four indicators that focus on the Group’s growth, profitability, service quality, and CSR performance. The indicators and their relative weighting are described in section 15.1 Compensation of corporate officers.

The committee also approved the calculation of the variable portion of compensation for past half-years, based on the selected indicators (see section 15.1 Compensation of corporate officers).

Lastly, the committee prepared the breakdown of attendance fees for directors and defined their allocation, as described in section 15.1 Compensation of corporate officers.

Governance and operation of the Board

The committee examined the Chairman’s 2011 report on governance and internal control.

It also reviewed like every year the Board members’ position in terms of the independence criteria set out in the Afep-Medef code. This review enabled the Board to qualify seven directors as independent according to the Afep-Medef code.

The committee examined and steered the assisted self-assessment process of the work of the Board and its committees, agreed in 2011 (see section 16.2.5 Periodic review of the work of the Board of Directors and its committees).

Nomination

The committee discussed the composition of the Board of Directors and proposed that the Board submit to the Shareholders’ Meeting the reappointment of Claudie Haigneré, Jose-Luis Durán and Charles-Henri Filippi, whose terms of office had expired.

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CSR, ethics

The committee reviewed the Group’s corporate social responsibility policies and examined the main achievements and results in this area during 2011. It monitored the preparations for implementing the new CSR reporting obligations under the French environment law, Grenelle 2, effective from the 2012 fiscal year.

Two meetings were dedicated to major issues in this area for the Group, namely, our contribution to economic and social development in Africa and the Middle East, and the Group’s environmental impact, with a report made to the Board.

The Ethics Committee’s Annual Report on Group-wide actions to implement the ethical practices program and enhance knowledge of its priority topics were also reviewed (see section 16.4.2 Ethics Committee).

Actions underpinning France Telecom-Orange’s commitments to preventing corruption were presented to the committee and a report presented to the Board of Directors.

Labor

The committee monitored changes in the half-year indicators of the employee satisfaction survey. The Annual Report on equal pay and gender equality in the workplace was presented in detail, and the committee prepared the deliberations for the Board.

Strategy Committee

The Strategy Committee held a one-day seminar on strategy in December 2012, open to all members of the Board and the Executive Committee. It covered the Group’s financial, strategic, social and regulatory positions, as well as the results of actions undertaken in France and around the world. The major strategic issues in the Group’s markets were also presented and in-depth discussions ensued. It also provided the opportunity to present technical innovations.

16.2.5   Periodic review of the work of the Board of Directors and its committees

In December 2011, the Board of Directors had decided to conduct a new evaluation using a self-assessment method based on a questionnaire, supplemented by targeted interviews held by an outside consultant with the Chairman of the Board of Directors, the chairmen of the various committees and any Board member wishing to participate.

The Board of Directors selected an outside consultant with a wealth of experience, thorough practical knowledge of the governance of listed companies and an efficient methodology for assessing the work of the Board of Directors. The Board members’ responses to the questionnaire that was submitted to them were forwarded directly to the evaluator.

The Board of Directors Meeting on March 21, 2012 was briefed on the assessment process, which was steered by the Governance and Corporate Social Responsibility Committee. The directors received a detailed evaluation report, together with a review of the recommendations formulated during the previous assessment in 2010, and recommendations for the period 2012/2013:

•

A large majority of directors considered that the 2010 recommendations had been implemented, in particular, the organization of a strategy presentation and integration seminar, the option of individual interviews during the assessment and the offer of on-site visits and training.

•

The following points were brought up with respect to the new recommendations:

•

replace the integration and strategy presentation day by an annual strategy seminar, during which participants have the opportunity to hold in-depth discussions and enhance their understanding of the Group’s strategic challenges and competitors, and including a review of the business lines’ strategic positioning. The seminar should provide the Board with the opportunity to meet business line managers and get to know the general management team,

•

examine the relevance of the Strategy Committee, and possibly redefine its roles and responsibilities,

•

improve the flow of communication and information on the work of the Board, the implementation of earlier strategic decisions and the ex post facto assessment of the results of acquisitions or other operations,

•

define the type of information directors want to receive between Board Meetings on significant events in the course of the Company’s business,

•

reinforce coordination between the Governance and Corporate Social Responsibility Committee and the Audit Committee concerning risk management and determining economic objectives for the Company’s corporate officers.

France Telecom continued to implement the recommendations throughout 2012, supporting the induction and training of directors, organizing presentations and visits to technical sites and giving some directors the opportunity to attend specialized university courses to enhance their governance expertise. In addition, a one-day strategy seminar was held in December 2012 for directors and members of the Executive Committee, with the opportunity for participants to share their expectations in terms of reflecting on strategy, discussions with the Executive Committee and follow-up of issues presented to the Board.

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The organization of the Board’s work also took into consideration the observations made, with systematic preparation of a report to the Board of Directors on the work of the committees, covering risk, CSR and Governance, more detailed preparation for meetings and the availability of appropriate technology tools for directors.

16.3   OPERATION OF THE GENERAL MANAGEMENT

16.3.1   Form of exercise of general management

Following Didier Lombard’s decision to step down as Chairman and on the recommendation of the Governance and Corporate Social Responsibility Committee, on February 23, 2011, the Board of Directors decided to combine the roles of Chairman and Chief Executive Officer and to appoint Stéphane Richard Chairman of the Board of Directors with responsibility for the General Management of the Company. It considered this management structure to be the most appropriate for the Company’s organization and operation, in so far that it provides benefit from the business knowledge and experience of the Chief Executive Officer, while optimizing coordination within the Group and facilitating agile decision-making. All directors were consulted on this point during the assessment process conducted in February 2012, and combining the roles of Chairman and CEO was considered to be the best approach for the Company.

16.3.2   Limits set on the Chairman and CEO’s authority

The Internal Guidelines of the Board of Directors provide that the Chairman and Chief Executive Officer must obtain the authorization of the Board before committing the Company to acquisitions or divestitures involving amounts in excess of 200 million euros. In addition, any investments involving amounts in excess of 20 million euros that are not included in the Company’s strategic orientations must first be approved by the Board of Directors.

16.3.3   Executive Committee

Management of the Group, under the authority of the Chairman and Chief Executive Officer, is the responsibility of an Executive Committee in charge of the Group’s divisions and functions. The 14-member Executive Committee comprises the Chief Executive Officer Delegate, four Deputy CEOs and eight Senior Executive Vice-Presidents in charge of the Group’s divisions and functions. The Executive Committee coordinates the implementation of strategic orientations. It oversees the achievement of operational, labor relations and technical objectives, as well as of those relating to the allocation of financial resources. Its meetings are held weekly.

Stéphane Richard introduced a series of measures delegating authority and signature to each member of the Executive Committee (see section 16.5 Risk Management and Internal Control). Each member has applied those delegations in their respective area of expertise.

16.3.4   Group Governance Committees

Several specialized committees reporting to the Executive Committee were created to apply, or oversee, the implementation of its directives throughout the Group. The main committees that affect Group governance are the Investments Committee, the Treasury and Financing Committee, the Tax Committee, the Claims and Commitments Committee, the Risks Committee, the Employment and Skills Committee and the Disclosure Committee. They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

The Investments Committee operates under the authority of France Telecom’s Chairman and CEO. It is chaired by the CEO Delegate and its members include the Deputy CEO in charge of the Group General Secretariat, the France Carriers Division and Group Sourcing and Supply Chain, the Senior Executive Vice-President in charge of Orange Labs Networks and Carriers, and the Senior Executive Vice-President in charge of Group Strategy and Development. Its role is to formulate recommendations for and advise the Chairman and Chief Executive Officer. The committee makes decisions on external growth transactions and divestitures, the principal outsourcing and commercial contracts, and investment programs greater than 15 million euros. This committee meets as often as it deems necessary and in general once a week, as requested by one of the members of the Executive Committee.

The Treasury and Financing Committee is chaired by the CEO Delegate. It defines the framework for managing the Group’s debt — particularly liquidity, interest rate, exchange rate and counterparty risks in financial transactions for the coming months — and reviews past management (completed transactions and financial results). The Treasury and Financing Committee meets quarterly.

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The Tax Committee, which operates under the authority of the CEO Delegate, is chaired by delegation by the Group Controller. Its role is to review the major tax issues in order to determine their accounting consequences, if any. The materiality threshold for tax matters that must be submitted to the Tax Committee is 10 million euros. This committee meets twice a year. However, the committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the France Telecom-Orange Group. The Tax Committee met twice in respect of 2012.

The Claims and Commitments Committee, which is chaired by the Deputy CEO in charge of the General Secretariat, the France Carriers Division and Group Sourcing and Supply Chain, examines the Group’s major lawsuits and commitments, in order to ensure, in particular, that the related risks are taken into consideration as accounting provisions. The committee’s mandate also includes approving the information on major lawsuits and unrecognized commitments in the notes to the financial statements. The committee met six times in 2012, as part of the closing process of the full year, half-year and quarterly financial statements.

The Risks Committee is placed under the authority of France Telecom’s Chairman and CEO and chaired by the CEO Delegate. The committee reviews risk management, and particularly risk identification methods and mapping, as well as the action plans aimed at reducing those risks. In this context, it approves the Group’s annual internal audit program on the basis of a plan drawn up with the members of the Executive Committee and their staff, before presenting that plan to the Board of Directors’ Audit Committee. It oversees implementation of the auditing program, audit recommendations and plans for corrective action. It is also informed of the main internal control work. In 2012, the committee met four times.

The Employment and Skills Committee, which is under the authority of France Telecom’s Chairman and CEO, is chaired, by delegation, by the Deputy CEO in charge of Human Resources. It is made up of members of the Executive Committee or, by delegation, of their representatives. The committee plays a key role in implementing the Group’s employment policy. The Employment and Skills Committee examines restructuring projects that may have a significant impact on jobs and job outlook in the Group’s business lines, divisions and countries. It also looks at all plans for external hires in France. In this context, it prepares recommendations to be submitted for the approval of the Executive Committee, and, if necessary, to the employee representation bodies. The committee generally meets once a week.

The Disclosure Committee is placed under the authority of the CEO Delegate. It is chaired, by delegation, by the Group Accounting Director, and includes the relevant directors within the accounting, legal, internal audit, controlling, investor relations and communications fields. It ensures integrity, accuracy, and compliance with applicable laws and regulations and recognized practices and ensures the consistency and quality of the France Telecom-Orange Group’s financial information. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all financial disclosures made by France Telecom S.A., especially the consolidated financial statements, the Annual and half-yearly Financial Reports, the quarterly financial information, the Registration Document filed with the AMF, the Annual Report on Form 20-F filed with the SEC, and any press releases containing financial information. In addition, the committee looks at financial communications from the principal listed subsidiaries. It met 18 times in 2012.

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16.5   RISK MANAGEMENT AND INTERNAL CONTROL

An ongoing process is implemented in order to continually improve internal control and risk management within France Telecom-Orange.

The risk management and internal control system consists of an organization, procedures and controls implemented by General Management and all staff under the Board of Directors’ responsibility, and is intended to provide reasonable assurance that operating targets are met, that current laws and regulations are complied with, and that the financial information is reliable. It is implemented in compliance with the US Sarbanes Oxley Act, the French Financial Security Act of July 17, 2003 and the Government Order of December 8, 2008 transposing the 8th European Directive.
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In accordance with the provisions of this Directive, the Audit Committee of the Board of Directors is, among others, in charge of monitoring the effectiveness of the internal control and risk management systems (see section 16.2.4.2).

France Telecom-Orange’s internal control system relates to the Group governance committees (see section 16.3.4), the support functions in charge of the Group’s control environment’s domains, and the operating functions.

Where the reliability of its financial information is concerned, France Telecom-Orange has an internal control organization based on the internationally-recognized COSO (Committee of Sponsoring Organizations of the Treadway Commission) framework. France Telecom classifies the five component parts of the COSO under two headings:

•

control environment (overall policies and procedures); and

•

operating control (flows and processes).

16.5.1   Main functions involved in steering the internal control system

The Group’s internal control system is steered by the Audit, Control and Risk Management Department, which combines all audit and control and risk management functions (internal audit, general control, fraud and revenue assurance, internal control and credit management) in a single department. The Head of the Group Audit, Control and Risk Management Department reports to the Group’s CEO Delegate. The Internal Control Department steers the system. The Group Accounting Department and Group Management Control Department, which also report to the Group’s CEO Delegate have a decisive influence over the system.

Internal Audit

The Group’s internal audit team consists of approximately 125 qualified auditors who work for all of the Group’s entities on a shared service basis, and are mainly located in France, Poland, Spain and Africa.

The joint operations with Deutsche Telekom (Everything Everywhere, Buyin) are subject to audits conducted jointly by the Group’s and Deutsche Telekom’s internal audit departments. The Everything Everywhere joint venture, created as part of the merger of France Telecom and Deutsche Telekom’s businesses in the United Kingdom, has its own internal audit team.

By means of its audit assignments, internal audit helps the Group to maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its on-going improvement.

The recommendations arising from internal audit assignments (214 assignments were completed in 2012) are systematically monitored, and lead in particular to action plans that are drawn up and implemented by the Group’s divisions and subsidiaries.

These assignments include among others checks performed at the request of the Group’s Internal Control Department as part of the systematic assessment of internal financial control, particularly tests of the operating effectiveness of the internal control system and cyclical audits performed on the internal control system of less significant subsidiaries. These assignments amounted to 40 audits in 2012.

Since June 2005, France Telecom-Orange’s internal audit for the scope of France has been certified by IFACI Certification, based on the professional benchmark for internal audits (known as RPAI in French), which has been constantly renewed since then. The IFACI certificate was extended to the audit teams for Poland in 2006. It does not cover the audit teams in North America, Asia, Spain and Africa, or the general control and risk management functions.

The internal audit process also supports the Group’s Operational Divisions in their own initiatives aimed at identifying their major risks.

General Control

General Control investigates cases of suspected fraud that may have an impact at Group level, at the request of Executive Committee members or their respective management committees. It carried out 23 missions in 2012. Investigations with less impact are conducted at thecountry level by investigators who are in most cases dedicated full-time to this task. The network of investigators includes four geographical units in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, including Poland and Spain.

Fraud and Revenue Assurance

Group Fraud and Revenue Assurance (GFRA) defines the Group’s strategy and approach to fraud prevention and detection, as well as to the assurance of the Group’s revenues. To support deployment of this strategy, GFRA works closely with both corporate and local entity teams.

France Telecom-Orange has adopted a risk-based approach to the management of fraud. GFRA constantly monitors existing and new fraud risks as well as any new fraud related legislation. This enables France Telecom-Orange to take into account changes in the fraud risk environment and to adapt its anti-fraud strategy accordingly. GFRA maintains the Group’s fraud risk map, which covers all anticipated risks in this domain (including, for example, risks of money laundering, corruption and terrorist financing).

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France Telecom-Orange has preventative controls in place to reduce the probability of frauds which may constitute a major risk. Since prevention cannot be 100% effective, the Group has also defined a control framework designed to detect instances of fraud. Any cases or suspicions identified through these controls are investigated and are processed in compliance with the law and our ethical standards.

France Telecom-Orange believes that in order to manage fraud risk and to assure revenues, the cost of fraud and revenue leakage must be manage at a local level and consolidated at Group level so that major incidents can be analysed and treated, and any emerging trends identified. With regard to the production of Group financial information, the approach defined by Group Fraud and Revenue Assurance includes such applicable risks as frauds committed by management or fraud within the financial statements.

Internal control

The Group Internal Control Department is charged with, among other tasks, ensuring overall management and assessing the quality of the internal financial control system for the whole Group. In this capacity, the Group Internal Control Department is responsible for managing the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it, and a yearly work plan. It manages the roll-out of the internal control system and ensures its effectiveness with all Group managers, relying on the heads of the Governance Committees, the persons in charge of the control environment within the Group, and the Internal Control Departments of the operating entities. The department monitors the results of the work performed by the Group in order to meet the required quality level.

In this context, the Group Internal Control Department is in charge among others of:

•

coordinating the local internal control departments and the persons in charge of the control environment within the Group, and giving them the support and advice that they need to ensure the quality of their system and control it;

•

ensuring that the action plans presented to the Risk Committee and subsequently to the Audit Committee of the Board of Directors, if applicable, are implemented and monitored;

•

producing the reports required by regulations for shareholders and for financial market oversight authorities.

The role of the local internal control functions is to assist the operating managers of their entities, in order to help them structure and maintain an efficient internal control system, which meets both their own and the Group’s requirements.

In this context, the local internal control departments apply the directives issued by the Group’s Internal Control Department within their own entity, and ensure the smooth running of the system at their own level. They are in charge of applying the methodology, and providing training and support for operating staff, as well as monitoring the progress of the action plans.

Credit Management

The Group’s Credit Management Department is charged with minimizing the financial risks associated with the credit granted to our customers. Its purpose is to have a consolidated vision of the credit risks with our clients and partners and to implement tools that allow these risks to be managed. In order to do this, it depends on local teams or contacts and on the processes in place in each operational entity.

It disseminates the culture of credit management within the Group and allows information to be shared and circulated.

Accounting and Controlling

The Group Accounting and Group Management Controlling Divisions have the following key duties:

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producing the Group’s consolidated financial statements and the non-consolidated financial statements of France Telecom S.A., Orange France S.A. and certain French subsidiaries within time frames that meet financial market requirements and legal obligations while guaranteeing that the statements provide a true and fair view of the Company in compliance with the accounting principles adopted by the Group;

•

preparing the management reports on the non-consolidated and consolidated financial statements and producing the necessary documentation for financial communication of results and the summary of management reporting for the Executive Committee;

•

managing the monthly and quarterly reporting cycle which allows management to measure the Group’s performance on a regular basis;

•

designing and implementing Group methods, procedures and standards frames for Accounting and management Controlling;

•

identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

16.5.2   Internal control system

Identifying major risks

At least once per year, each of the Group’s Operational Divisions (France, Europe including Poland and Spain, AMEA, Enterprise) identifies the major risks in its area. The identification of the risks, completed by a description of actions plans designed to hedge these risks, makes up the risk map of each division. If deemed necessary, this can lead to strengthening of internal controls.

The changes in the list of these risks and monitoring the implementation of action plans are assessed during internal control reviews of each division, as well as once per year at least in the Group Risks Committee. This approach covers review of the risks described in section 4 Risk Factors.

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A risk management charter, signed by all members of executive management, was disseminated at the end of 2011. Since 2012, risk mapping also includes an inventory of serious incidents in the same period.

An initial self-assessment questionnaire on the main provisions of the charter was submitted to a sample of entities.

Detecting and tackling internal fraud

Detecting Fraud is the responsibility of the management, which is assisted by the Group Fraud and Revenue Assurance Division and local fraud detection specialists in the Group entities.

As provided by the Sarbanes-Oxley Act, a whistle-blowing procedure is in place and includes the recommendations published by the French CNIL. This system allows any employee to use a dedicated email address to report any acts that may constitute an offense or fraud, or that may reveal instances of corruption, particularly in the areas of finance, and more specifically, accounting and payments. The defined procedure ensures that the alerts are treated confidentially and independently, outside of the chain of command, if necessary. It safeguards the protection of staff members as well as the rights of the individuals concerned by such reports.

When internal fraud is strongly suspected, investigations are generally entrusted to specialized services, in particular to the General Control Division. Investigation services are responsible for establishing the existence of facts. In the event of internal fraud, Company management determines the penalties. For all cases detected, (internal or external fraud), the civil, criminal, or legal consequences are considered after the recommendations of the Company’s Legal Division.

Fraud cases are analyzed by the Group’s Fraud and Insurance Revenues Division in order to assess control measures and therefore better prevent and detect similar fraud cases.

Financial internal control procedures

The financial internal control procedures are based on a set of specific procedures on how accounting and financial information is prepared and processed (see section 16.5.3) and on the internal control procedures implemented under the Sarbanes-Oxley Act (see section 16.5.4).

Internal Control reviews

Internal Control Reviews are conducted annually to verify, for the Group’s main entities, efficient oversight of internal control, with particular emphasis on achieving the objectives agreed during the previous year’s review. A summary is presented by the management of the entity to the supervising Senior Executive Vice-President, in the presence of the Group Audit, and Control and Risk Management Department. It is generally structured as follows:

•

a recap on the challenges and goals of the entity’s internal control system for the previous year, and their translation into objectives for internal control personnel;

•

results achieved as compared to the previous year’s objectives, specifying opportunities for improvement and the reasons for actions not undertaken; and

•

the entity’s goals for the current year, and their translation into objectives for the entity and for the internal control personnel concerned.

The entity also comments on the monitoring of serious incidents, lessons learned and monitoring of key recommendations.

16.5.3   Specific internal control procedures pertaining to the preparation and processing of accounting and financial information

The internal control of accounting and financial information is organized around the following elements:

•

the Disclosure Committee (see section 16.3.4);

•

the Group’s accounting and management control function (see section 16.5.1);

•

unified Accounting and Management Reporting; and

•

Group-wide accounting standards and methods.

16.5.3.1  Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of three basic components:

•

the forecasting process (plan, budget, and periodic internal provisions);

•

the process for producing corporate accounts and the Group’s consolidated financial statements; and

•

the Management Reporting process.

The forecasting process (plan, budget, and periodic internal provisions)

The Group budgeting process requires regular updates of projections and the management’s involvement. It is worked out by country and division, business unit, and Group subsidiary.

The budget must reflect the Group’s ambitions at each level of the organization. It includes a yearly goal based on year one of the multi-year plan and forecasts that are updated in May, including an updated second-half goal, and in October-November to evaluate target figures for year-end.

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The budget dossier is composed of:

•

packages of financial data (including cash flow statements), along with comments summarizing, in particular, major actions;

•

capital expenditures by project; and

•

analysis of risks and opportunities.

As part of the budget process, the divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Moreover, the Group draws up a multi-year plan with the main Group entities, setting out the medium-term financial trajectories for the Group and its main entities.

Process of preparing the companies’ non-consolidated financial statements and the Group’s consolidated financial statements

The financial statements of the France Telecom-Orange Group are prepared in accordance with the following principles:

•

performing pre-closing accounts at the end of May and the end of November;

•

anticipating the use of estimates and of complex accounting operations processes; and

•

formalizing closing processes and schedules.

As such, documenting the processes leading to the production of financial information up to the filling of consolidation packages constitutes a common framework for all contributors, thus strengthening internal control within the Accounting and Management Controlling Department.

Instructions from the Management Controlling and Accounting Divisions specifying the process and agreed timeline for each closing are circulated within the Group, and then broken down by subsidiary.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory income statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in an entity’s statutory income statement and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

The identification, regular measurement, and reconciliation of accounting methods used in the non-consolidated financial statements and Group standards are the responsibility of each entity and communicated to the teams responsible for the Group’s financial management.

The identification and assessment of off-balance sheet commitments are covered by a specific report draw up annually and half-yearly.

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, control, and direction for the Group’s Management. The reconciliation of accounting and forecast data used in the monthly review at each level of the Group contributes to the quality and accuracy of the information produced. This method, established by the Controlling and Accounting Departments, is repeated in all entities of the Group and at each level of the organization (business unit, division and Group).

The definition of Group report contents and media that are used to track the achievement of Group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country financial controllers.

This reporting is used to track the Group’s management and performance indicators, and is articulated around the following:

•

a monthly performance chart providing the Chairman and Chief Executive Officer and the Executive Committee with the key operating indicators for the Group and the major events and alerts of the month;

•

monthly reports broken down by published segment, line of business, and country; these include financial and operating indicators.

The Executive Committee’s business reviews are organized with each country under the authority of the CEO Delegate. Their purpose is to steer business and review the updated end-of-year forecast. These monthly reviews are attended by the Group Finance Department with the country’s Manager and finance function. The Chairman and Chief Executive Officer participates in the quarterly reviews. These reviews are based on a formalized report structure. Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

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16.5.3.2  Group-wide accounting standards and methods

In order to draw up projected and actual consolidated statements, the Group has opted for the unification principle which implies:

•

a uniform reference system, accounting standards and methods, and consolidation rules;

•

the standardization of recovery formats; and

•

the use of a common consolidation and reporting application within the Group.

The Group has a single reference system that standardizes all items in the consolidated reporting, including unrecognized commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the Department of Accounting Principles is responsible for defining and disseminating the Group’s accounting policies under IFRS standards. It also monitors standards and formalizes on a systemic and structured basis the IFRS Group accounting policies through the Group’s accounting manual, closing instructions, and information meetings.

This system is completed by the existence of accounting principles correspondents in the countries and divisions. It identifies accounting problems encountered locally, disseminates the Group’s accounting policies in divisions, countries, entities and accounts departments and ensures that the training needs of personnel with responsibility for the efficient application of the Group’s accounting policies are met.

16.5.3.3  ISO 9001 Quality Certification for the Accounting Department

In 2001, France Telecom-Orange obtained the ISO 9001 v2000 standard certification in the area of Quality Management for accounting services in France, issued by AFAQ/Afnor. Since 2007, all of the departments in the Group Accounting Division based in France have received ISO 9001 v2000 certification. It has been decided that, starting from 2010, the process for the ISO 9001 v2008 standard awarded by Afnor will be renewed for a new three-year certification cycle.

For each accounting process, this approach allows to look for ways of improving, simplifying, and adopting best practices, so that the financial statements can be produced in a timely manner and so that they meet the regulatory quality standards.

The management of the accounting function annually breaks down quality targets, namely improving performance and services provided, building its partners’ trust, and increasing the professional standards of all involved.

16.5.4   Summary of work on internal controls implemented under section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, France Telecom-Orange is subject to the US Sarbanes-Oxley Act. In accordance with the provisions of Article 404 of the Act, the Chairman and Chief Executive Officer and the CEO Delegate must prepare a report, in which they make a statement about the effectiveness of internal controls in the production of the Group’s financial statements, prepared in accordance to IFRS standards, presented in the Annual Report (Form 20-F), that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own internal control evaluation. The Management and Statutory Auditors Reports appear annually in the Annual Report on Form 20-F.

To better meet the requirements of Article 404 of the Act, France Telecom-Orange, under the Group’s Internal Control Department, implements a permanent program to reinforce internal control culture across the entire Group.

By applying standards issued by the SEC, France Telecom-Orange has targeted its internal financial control system on significant risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

The annual work program, which covers the control environment and operational control, is made up of the following main actions:

•

prescoping: identifying Group Governance Committees, as well as domains relevant to the control environment and grouping consolidated entities into homogeneous groups according to the work to be done:

•

largest entities: evaluating the control environment and operational control,

•

medium-sized entities: evaluating the control environment and operations related to centralizing financial data and financial statement preparation,

•

smaller entities: self-assessment review;

•

scoping: identifying for each entity control environment domains as well as flows and information systems supporting these flows;

•

defining the system, based on risk analysis for each control environment domain and for each operational responsibility area, and identifying and documenting risk coverage;

•

documenting the segregation of duties and the management of application access rights as well as IT general controls;

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•

evaluating the effectiveness of the internal control system implemented;

•

evaluating the impact of internal control deficiencies to ensure that they do not represent a major issue;

•

steering the action plans for identified deficiencies.

As part of the control environment, Group governance is subject to an evaluation focusing on the Group’s main Governance Committees, as well as on the following areas:

•

ethics;

•

management controlling, accounting, and planning;

•

delegation of power and signature authority;

•

human resource policies;

•

information system;

•

networks;

•

data security;

•

fraud detection and prevention;

•

handling of fraud;

•

process for launching offers (Time To Market);

•

purchasing policy (Sourcing).

As part of the control environment, each domain is steered by a functional entity in charge of the Group’s policies in the area. As part of operational control, the entities conduct a risk assessment of the important flows covering the Group’s main financial data. All this work is scheduled over the year.

The information related to the internal financial control system of France Telecom-Orange is documented in a dedicated information system.

Monthly information letters and update meetings communicate information on current internal control issues within the Company. The main information regarding the work program is also published on a dedicated portal on France Telecom-Orange’s Intranet site.

Evaluation of accomplishments in 2012

The internal financial control system is evaluated essentially by the Group’s internal control functions. Any issue is analyzed for its impact, and a corrective action plan is proposed. Furthermore, the Statutory Auditors carry out an independent evaluation of the financial internal control system.

The evaluation for the 2012 financial year did not reveal any major weakness. The Chairman and Chief Executive Officer and the CEO Delegate concluded that the internal control system that applies to the production of financial statements was operationally effective.

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17.1   SOCIAL (EMPLOYMENT) INFORMATION

17.1.1   Employment

General changes in the number of Group employees

2012 was an important milestone in the process undertaken by the Group as part of the “Conquests 2015” five-year business plan.

In France, the Company continued to anchor the social contract in the daily working lives of employees. Dissemination, buy-in and implementation of actions according to local contexts are clear from an assessment of the application of agreements. Progress is also evident from the results of the social barometer. At the end of 2012, 90% of employees surveyed thought that the quality of life at work was as good as or better than in other companies, while the proportion of employees who thought that it was worse was down more than five-fold since October 2010. Moreover, and in accordance with the Group’s commitment, there were roughly 10,000 new hires on permanent contracts in France in 2010, 2011 and 2012. Measures to support youth and promote its inclusion in the labor market continued, together with increased commitments in favor of older workers.

In Poland, the headcount at TP Group continued to decline in 2012 by -1,201 employees on permanent contracts (data on a historical basis) and by -1,152 (on a pro-forma basis), i.e. a reduction of 5.1%. The disposal of the PayTel subsidiary (49 permanent employees) was completed in January 2012. A new agreement was signed early in 2012 with the trade unions, combining a voluntary redundancy plan with an external hire program for the period 2012-2013. Definitive departures of employees on permanent contracts totaled 2,321 in 2012, of which 1,150 were achieved under the plan, partially offset by the 1,161 external hires.

As a result of business growth in Spain, customer service activities are being insourced in the new subsidiary Orange Servicios de Telemarketing (+665 permanent employees and 67 on fixed-term contracts), which explains the increase in headcount in Spain (from 3,187 at end-2011 to 3,962 at end-2012).

Equant pursued its business growth and development strategy in emerging countries, especially in India for Global Services and in Egypt, Mauritius and Russia for Sales & Marketing. Equant’s employment policy aimed to tighten control of external hires under permanent contracts to more accurately target business needs in response to varying turnover rates in different countries. Overall, Equant’s permanent headcount fell by 102 in 2012 (-0.9%).

Across the AMEA segment (Africa, Middle East and Asia), the number of permanent employees grew by 100 overall (+0.5%) on a proforma basis:

•

2012 saw the integration of Orange Congo (624 permanent employees) in January;

•

aside from the effects of a tough overall economic climate, some countries in the region (particularly Egypt and Mali) were marked by political tensions which had a direct impact on business;

•

turnover also accelerated in Egypt in 2012: there were 546 hires in 2012 compared with 368 in 2011; 550 permanent employees left the Company in 2012, versus 319 in 2011.

In the European segment, the total number of permanent staff increased by +228 (+2.7%) on a like-for-like basis:

•

it is important to stress the significant impact of changes in the scope of consolidation in this segment as a result of the disposal of Orange Suisse (-1,196 permanent employees);

•

business growth remains challenging in Romania, in a country hit by the economic crisis. The workforce on permanent contracts rose in 2012, essentially due to insourcing of activities for other Group entities;

•

the growth in employee numbers continued in other countries in the region, especially in Moldova, Armenia, and the Dominican Republic. The workforce remained stable in Belgium, after the increase recorded in 2011 following the acquisition of new stores and an external recruitment program for sales personnel.

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Number of employees – active employees at end of period	2012	2011	2011 (proforma)	2010
France Telecom S.A.	95,647	95,642	95,642	94,259
French subsidiaries	9,392	9,608	9,541	7,828
France total (1)	105,039	105,250	105,183	102,087
International subsidiaries (2)	65,492	66,699	66,021	66,607
GROUP TOTAL	■■ 170,531	171,949	171,204	168,694

(1)  scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under International business.

(2)  scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under International business.

■■  Item reviewed by Deloitte: reasonable assurance.

Employees by contract type	2012	2011	2011 (proforma)	2010
Permanent contracts	166,944	167,704	167,016	164,693
Temporary contracts	3,587	4,245	4,188	4,001
GROUP TOTAL	■■ 170,531	171,949	171,204	168,694
■■ Item reviewed by Deloitte: reasonable assurance.

Employees by business line	2012	2011	2010
Sales & customer services	49.1%	48.8%	49.4%
Innovation & forecasting	2.4%	2.4%	2.5%
Management & support	13.0%	12.9%	13.1%
Content & multimedia production	0.6%	0.6%	0.6%
IT & Information Systems	8.8%	8.4%	8.2%
Technical & networks	24.7%	24.3%	25.2%
Other	1.4%	2.6%	1.0%
GROUP TOTAL (1)	100.0%	100.0%	100.0%

Employees by gender	2012	2011	2010
Women	■■ 36.5%	36.4%	36.3%
Men	63.5%	63.6%	63.7%
GROUP TOTAL (1)	100%	100%	100%
■■ Item reviewed by Deloitte: reasonable assurance.

Employees by age	2012	2011	2010
Under 30	12.9%	14.0%	13.7%
Between 30 and 50	52.1%	53.0%	54.5%
Over 50	35.0%	33.0%	31.8%
GROUP TOTAL (1)	100%	100%	100%

Employees by region	2012	2011	2010
France	62.0%	61.6%	60.9%
Spain	2.3%	1.9%	1.9%
Poland	13.0%	13.7%	14.9%
Africa, Middle East, Asia	9.3%	8.8%	8.5%
Europe	5.2%	5.8%	5.7%
Orange Business Services	7.1%	7.1%	7.1%
Rest of the World	1.1%	1.1%	1.0%
GROUP TOTAL (1)	100.0%	100.0%	100.0%
(1) The Group’s reporting scope comprises all companies consolidated in the Group’s financial statements.

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The reduction in the Group’s workforce between 2011 and 2012 (-1,418 active employees at year-end on a historical basis) relates mainly (85%) to its international business. The same is true on a pro-forma basis, where 79% of the reduction (-673 active employees) concerns the international segment. Looked at by region, the Group adjusted its resources by country in response to developments in the general economy and the telecommunications market. A new voluntary redundancy plan was introduced in Poland, as part of an agreement negotiated with personnel representatives. Effects of changes in the scope of consolidation (inclusion of Orange Congo: +624 permanent employees, and Orange España Servicios de Télémarketing: +665 permanent employees, disposal of Orange Suisse: -1,196 permanent employees, and of Pay Tel: -49 permanent employees) are partially offset.

The sale of Innovacom Gestion (-13 permanent employees) and the Compagnie Générale d’Imagerie Numérique (-53 permanent employees) in France had an impact like-for-like. The on-going external hire program also countered the impact of departures from the Group, which fell overall compared with 2011 (roughly 1,900 permanent employees left the Group in France in 2012, which is 200 fewer than in 2011). On a pro-forma basis, the Group’s workforce in France was practically unchanged (0.1%).

The reduction in fixed-term contracts (-658 employees on fixed-term contracts, or 16%) was evenly divided between France and other countries, with the change more marked in Poland than in Europe and AMEA.

Development of the Group’s business lines

The Group takes a proactive approach to managing its employment, career and skills needs in all of its business sectors. This process is based on a job reference framework shared by every company in the Group.

The 20 “business lines” representing all of the Group’s activities (sales, customer services, business services, marketing, IT, network technology, content and multimedia, R&D, support, etc.) put forward a renewed three-year forecast of these needs, both for the Group and for the main countries in which it operates, namely France, Poland, Spain, the rest of Europe and the AMEA region.

In France, this approach is reflected in:

•

a strategic workforce planning Management Program (Gestion Prévisionnelle de l’Emploi et des Compétences, GPEC) in the organization;

•

a recruitment policy focused on business-line needs;

•

training programs (curriculum, professional training courses) that are directly linked to business line changes and the need for new skills;

•

GPEC in each region.

A vision of qualitative and quantitative trends in the various business-line families is available to all employees via the business-line and career development HR Intranet site. Full information is also provided for each position: duties and activities, required skills, gateways to similar occupations and training possibilities.

The Information System available to regular employees and management in France includes three modules: individual interview, training and internal mobility. These solutions are gradually being deployed internationally. The Group job and skills reference framework included in the individual interview module is used to evaluate employees’ skills on a shared basis. This system is currently used in France, Romania, Moldova, the Dominican Republic, Cameroon and within Orange Business Services.

New hires and departures

Number of permanent external hires	2012	2011	2010
France Telecom S.A.	1,485	2,901	3,197
French subsidiaries	627	778	659
France total (1)	■■ 2,112	3,679	3,856
International subsidiaries (2)	■ 6,091	6,445	6,297
GROUP TOTAL	8,203	10,124	10,153

(1)  scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under International business.

(2)  scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under International business.

■■  Item reviewed by Deloitte: reasonable assurance.

■    Item reviewed by Deloitte: moderate assurance.

In the France Group (scope of financial consolidation), there were 2,112 external hires in 2012, which is less than the numbers hired in the two previous fiscal years. They form part of the Group’s commitment to hire 10,000 permanent employees from outside the Group in France from 2010 to 2012. In the course of the past three years, 9,970 people were hired in the Group’s French-based companies (including companies whose revenue is recognized under International business). Hires were chiefly in networks (customer support & maintenance and networks), sales (direct sales) and customer services (advising customers through call centers), business services, innovation, development of IT systems and multimedia.

The slight reduction in international external hires stems essentially from Poland (1,161 in 2012, 337 fewer than in 2011) and Equant (1,283 in 2012, 259 fewer than in 2011), which was partially offset by the rise in hires in the AMEA region (1,343 in 2012, an increase of 161 from the previous year), especially in Egypt. These new hires are intended to cope with the higher turnover rates (in Egypt and the Dominican Republic), consolidate core businesses, beef up customer contact centers (Poland) or support business growth, especially in emerging economies (Equant).

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Number of permanent employee resignations	2012	2011	2010
France Telecom S.A.	277	356	438
French subsidiaries	198	215	176
France total (1)	475	571	614
International subsidiaries (2)	3,413	4,014	3,984
GROUP TOTAL	■ 3,888	4,585	4,598

(1)  scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under International business

(2)  scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under International business

■    Item reviewed by Deloitte: moderate assurance

Number of permanent employee dismissals	2012	2011	2010
France Telecom S.A.	45	48	36
French subsidiaries	28	45	46
France total (1)	73	93	82
International subsidiaries (2)	2,286	1,960	3,407
GROUP TOTAL	■ 2,359	2,053	3,489

(1)  Scope of financial consolidation: excludes companies with workforces in France but whose revenues are consolidated under International business.

(2)  Scope of financial consolidation: includes companies with workforces in France but whose revenues are consolidated under International business.

■    Item reviewed by Deloitte: moderate assurance.

8,539 permanent employees left the Group in 2012, compared with 9,212 in 2011, a reduction of -7.3%. More than 75% of these separations break down as resignations (3,888) and dismissals (2,359). 955 employees retired, most of these in France (882).

The separation rate in France amounted to 1,963 employees in 2012 (compared with 2,108 in 2011), a reduction of -6.9% or -145 departures. The reduction in the number of departures stems chiefly from departures of part-time permanent employees working in stores or call centers, which improved from 395 in 2011 to 263 in 2012 (132 fewer employees leaving). The numbers retiring increased overall from 767 in 2011 to 882 in 2012, due in the main to legislative and regulatory changes, the demographic structure of eligible groups and changes in sociological behavior.

In Poland, departures totaled 2,321 in 2012, a level close to that of the previous year (2,326 in 2011). These include departures under the voluntary redundancy plan implemented under the new labor relations agreement signed early in 2012 with the trade unions (1,150 departures in 2012).

The number of employees leaving the Group in the AMEA region (1,255 left in 2012, 292 fewer than in 2011) and in Europe (900 left in 2012, 138 fewer than in 2011) slowed visibly in 2012, especially in Romania, Kenya and Ivory Coast. The change in the latter two countries is explained by the non-renewal of the voluntary redundancy plan when it expired in 2011.

Professional integration of young people

Professional integration – Group in France	2012	2011	2010
Number of intern students	2,600	2,917	2,812
Number of work-based learning contracts signed during the year (1)	3,491	3,106	3,343
(1) Apprenticeship and professional-track contracts.

France Telecom-Orange continued its proactive policy to support young people as part of, or in addition to, their initial training.

This commitment was reaffirmed by an agreement signed with the unions in February 2011. Under this agreement, the Group in France will, keep at least 4,500 work-based learning participants and take on around 2,500 interns every year. The integration of these young people into the Group’s priority business lines will also be favored, with at least 1,200 work-based learning participants awarded permanent contracts at the end of their training over the 2011-2013 period.

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With around 5,100 work-based learning contracts in effect as of Monday, December 31, 2012 (internships and professional-track contracts), making up 4.7% of the active workforce (Group France), the Group is easily meeting its targets.

It has exceeded the current legislative and regulatory quota regarding work-based training, which stands at 4% of the average headcount for companies with more than 250 employees.

In 2012, more than 480 work-based learning participants were hired on permanent contracts.

More than 1,100 work-based learning participants were hired on permanent contracts in 2011 and 2012 as a whole, bringing fulfillment of the Group’s three-year commitment to the trade unions to 98%.

The Group continues to promote integration of young people with large intern programs every year (2,600 in 2012, 2,917 in 2011).

External labor

Temporary employees – Group France	2012	2011	2010
Amount of payments made to external companies for employee placement (in millions of euros)	24.44	34.49	34.97
Average monthly number of temporary employees (1)	546	785	854
(1) Calculation of temporary employee expenses posted in Group France’s recorded income.

The main advantage of temporary work is that it helps deal with temporary increases in activity, particularly the launch of new products and services, as well as sales campaigns and promotional offers.

The use of temporary staff is presented in full time equivalents (FTE) and as a monthly average over the year. It fell by 30%, from 785 FTEs at year-end 2011 to 546 FTEs at year-end 2012, confirming the trend of prior years. This external labor represents 0.64% of the Group’s total workforce.

It is used mainly in commercial areas, particularly customer services and, to a lesser extent, sales and business services.

In networks and information systems, it accounted for only a small volume.

Outsourcing

Outsourcing – Group France	2012	2011	2010
Amount of subcontractors (in millions of euros)	1,813	1,802.8	1,770.9
Full time equivalent workforce (monthly average) (1)	25,880	26,313	25,975
(1) Calculation of subcontractor expenses posted in the companies’ corporate accounts under the Group France scope.

The use of employees belonging to external companies takes the form of service contracts.

It is particularly frequent in the networks field, in relation to technical work (on networks and on customers’ premises), technical analysis, engineering, architecture and in the information systems area, regarding design, development and integration. It also occurs in call centers and on telephone hotlines in the field of customer relationship management and customer service.

Outsourcing represented 25,880 full-time equivalent staff (monthly average) at year-end 2012, i.e., approximately 20.7% of the total Group France workforce (France Telecom S.A. and Group subsidiaries active in France).

This represents a slight overall decrease in outsourcing (-1.6%) compared with 2011 (26,313 FTEs).

The analysis by sector shows a more contrasted situation, given developments in the business in France in 2012. Outsourcing for customer services in call centers has declined overall. The use of external contractors for technical activities has remained stable, with a fall in outsourcing for customer service calls and networks, partially offset by increases related to the development of the fiber-optic and broadband networks. Outsourcing continued to grow slightly for services to business customers, with the development of “global services”.

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17.1.2   Compensation

Compensation policy

In its compensation policy, France Telecom-Orange achieves a balance between economic performance and social performance under its “Conquests 2015” strategy and People Charter (the social contract in France). Seeking to share value in all countries in which it operates, this policy aims to achieve the goal of becoming a benchmark employer in order to attract and retain the best talent and the skills the Group needs. Compensation policy is part of the Group’s Corporate Social Responsibility. Compensation policy is a fundamental component of management, designed to meet the Group’s strategic objectives and consistent with other HR policies (recruitment, career development, training and working conditions).

Group guidelines in this area closely mirror local conditions to encourage employees to endeavor individually and collectively to achieve business objectives, through their individual commitment and team spirit (1).

In France, studies carried out by the Internal Remuneration Survey showed consistency in the compensation practices across all of the Group’s companies, and compensation practices in line with the rest of the market.

In order to develop and cement a results-oriented culture, France Telecom-Orange rewards its employees for their contribution and performance through a dynamic compensation policy. In addition to changes in fixed salaries related to employees’ improved expertise in their position or a significant change in responsibilities, bonuses are awarded for achieving individual and group targets:

•

managers, who play a major role in mobilizing their staff, and supervisory staff benefit from variable half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

•

through corporate incentive agreements and the Group’s profit-sharing agreement in France, all employees receive additional compensation related to performance criteria or outcome.

Compensation – France Telecom S.A.	2012	2011 (1)	2010
Gross average monthly compensation (in euros)	3,558	3,460	3,362
Men	3,686	3,594	3,506
Women	3,329	3,223	3,110
(1) 2011 values have been updated.

Incentives and profit-sharing agreements

Incentives

Incentive agreements are signed at individual company level in France and include the Company’s employees in its operating results. In 2012, 34 incentive agreements were signed in the Group’s companies in France. These agreements are based mostly on a financial indicator and operating priorities, including the quality of service provided to customers. When targets are achieved, the percentage of payroll paid out as the incentive bonus is usually around 4%.

Under the terms of the new agreement signed in June 2012 at France Telecom S.A. covering 2012 to 2014, 70% of the incentive bonus is based on achieving an Operating Performance Indicator (OPI) and 30% is based on a Customer Service Quality Indicator.

The OPI is based on growth in sales, control of operating expenses and optimization of investments. It is calculated on the results of France Telecom S.A. (two-thirds) and Orange France (one-third) respectively. It therefore covers the fixed, mobile and Internet businesses.

The Customer Service Quality Indicator measures customer satisfaction across the value chain and in all markets: consumer, business and key accounts.

For 2011, the last year of the previous agreement, incentives representing 4.9% of wages, or an average of 1,950 euros, were paid in May 2012.

For 2012, the first year of the new agreement, a provision assessing Operating Performance and Service Quality ahead of targets was recognized at December 31, 2012.

(in millions of euros)	2012	2011	2010
France Telecom S.A. Incentives	202 (1)	185 (2)	217 (3)
(1) Amount funded at December 31, 2012. (2) Updated 2011 amount (3) Includes an exceptional incentive payment of 54 million euros.

(1)

In light of the diversity of macro-economic environments and legal frameworks in the countries in which the Group is present, each entity develops a compensation policy appropriate for its specific context; the change in compensation indicator is not calculated for the scope of the Group as a whole.

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Employee profit sharing

The Group profit-sharing agreement signed in 1997 with the unions applies to the employees of France Telecom S.A. and its majority-owned French subsidiaries. As corporate officers, the Chairman and CEO do not benefit from profit-sharing.

The Group’s special profit-sharing reserve is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a dispensatory formula (a dispensation amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special profit-sharing reserve is distributed to eligible employees, 20% based on hours worked and 80% in proportion to their annual gross salary. Employees may choose whether their individual amounts are paid to them directly or deposited in a Group Savings Plan.

Negotiations on a new Group France profit-sharing agreement will take place in 2013 with the trade unions.

The following table shows the amount of profit-sharing distributed over the last three years under the Group profit-sharing agreement.

(in millions of euros)	2012	2011	2010
Special profit-sharing reserve of the Group	170 (1)	197 (2)	304
(1) Amount funded at December 31, 2012, including 140 million euros funded in the France Telecom S.A. accounts. (2) The definitive 2011 value has been set.

Stock options

France Telecom did not implement any stock-option or share-purchase plans in 2012.

The various stock-option and share-purchase plans granted by France Telecom S.A. and its subsidiaries are described in note 5.3 to the consolidated financial statements at December 31, 2012.

Stock options granted by France Telecom S.A.	October 2005 plan	March 2006 plan	May 2007 plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan	09/01/2004	09/01/2004	09/01/2004
Date of Board Meeting granting the options	10/26/2005	03/08/2006	05/21/2007
Number of beneficiaries	3,747	165	1,152
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
options granted to corporate officers (1)	13,570	41,430	53,000	108,000
options granted to top ten beneficiary employees	645,000	121,350	605,000	1,371,350
First possible vesting date	10/26/2008 (2)	03/08/2009(2)	05/21/2010
Expiration date	10/26/2015	03/08/2016	05/21/2017
Stock option exercise price	23.46 €	23.46 €	21.61 €
Number of options exercised during the 2012 fiscal year	0	0	0	0
Total number of options exercised at 12/31/2012	53,490	0	43,500	96,990
Total number of options canceled at 12/31/2012	3,191,018	265,820	1,699,300	5,156,138
Total number of options outstanding at 12/31/2012	11,271,937	271,110	8,350,500	19,893,547
(1) Gervais Pellissier for 108,000 options (2) For non-French resident beneficiaries.

Stock options granted by Wanadoo	Expired plans	June 2002 plan	November 2002 plan	2003 plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan		06/22/2000	06/22/2000	06/22/2000
Date of Board Meeting granting the options		06/04/2002	11/26/2002	11/26/2003
Total number of options granted (1)	8,861,470	3,817,710	435,618	2,107,115	15,221,913
First possible vesting date		06/04/2004	11/26/2004	11/26/2006
Expiration date		06/04/2012	11/26/2012	11/26/2013
Stock option exercise price		13.84 €	13.84 €	16.60 €
Number of options exercised during the 2012 fiscal year		0	0		0
Total number of options exercised at 12/31/2012	3,570,844	2,180,125	241,287	431,501	6,423,757
Total number of options canceled at 12/31/2012	5,290,626	1,637,585	194,331	443,820	7,566,362
Total number of options outstanding at 12/31/2012	0	0	0	1,231,794	1,231,794

(1)  After conversion to France Telecom options based on the exchange ratio of 7/18 and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.

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Stock options granted by Orange	Expired plans	May 2002 plan	December 2002 plan	May 2003 (A) plan	TOTAL
Date of the Shareholders’ Meeting authorizing the plan		12/29/2000	12/29/2000	12/29/2000
Date of Board Meeting granting the options		05/15/2002	12/20/2002	05/13/2003
Total number of options granted	99,220,678	24,496,332	2,968,240	18,722,150	145,407,400
First possible vesting date		10/01/2002	05/01/2003	05/13/2004
Expiration date		05/15/2012	12/20/2012	05/13/2013
Stock option exercise price		6.35 €	7.23 €	7.43 €
Number of options exercised during the 2012 fiscal year		0	0	0	0
Total number of options exercised at 12/31/2012	29,090,844	16,351,637	1,880,868	10,189,665	57,513,014
Total number of canceled options at 12/31/2012	70,129,834	8,047,095	1,080,172	2,293,828	81,550,929
Total number of options outstanding at 12/31/2012	0	97,600 (1)	7,200 (1)	6,238,657	6,343,457
(1) Options held by shareholders in Switzerland and Slovakia that have an additional two-year delay before they can be exercised.

Following its purchase of the minority interests in Orange, in September 2005 France Telecom S.A. issued option liquidity instruments, allowing their beneficiaries to exchange one Orange share for 0.446 of a new France Telecom S.A. share and to receive new France Telecom S.A. shares when their options are exercised.

At December 31, 2012, there were 6,343,457 Orange options outstanding. Should they be exercised, a maximum of 2,804,819 France Telecom shares would be issued.

Free share award

Free Share Award Plan “Let’s Share”

On July 27, 2011, France Telecom S.A. granted a free share award plan covering 16.7 million shares.

It covers approximately 150,000 employees of France Telecom S.A. and its subsidiaries within and outside France who have decided to take part.

Final vesting of these shares is subject to:

•

a performance condition: achievement of a cumulative aggregate (EBITDA – CAPEX) of 27 billion euros in the period 2011-2013, excluding exceptional items;

•

and a condition of employment in the Group during the term of the plan.

If these conditions are fulfilled, the shares will vest on July 27, 2015. In countries where regulatory or social conditions do not allow the award of free shares, the beneficiaries of the plan would receive a cash amount equivalent to the France Telecom share price as at July 27, 2015.

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17.1.4   Social dialogue

Organization of social dialogue

In France

In 2011, the Central Committee of the France Telecom-Orange Works Council (CCUES in French) met 12 times over 23.5 days.

In 2012, the CCUES met 15 times over 24.5 days. During the year, this staff representative body addressed 78 subjects, as well as all of the resolutions adopted in the management of Social and Cultural Activities (SCA).

Elected employee representatives were informed about 29 issues and consulted on 49 others: 17 relating to Annual Reports and assessments provided by agreement or under the French Labor Code, 17 relating to proposed organizational or process changes and 15 relating to draft collective agreements and unilateral decisions.

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2012 saw the replacement of the members of a large number of staff representative bodies within the Group in France, with personnel elections organized the subsidiaries EGT, Buyin, France Telecom Lease, France Telecom Marine, Viaccess, UES OCS and UES NRS.

Lastly, 75 agreements and amendments to agreements were signed in 2012, including four concerning France Telecom S.A., eight concerning the Group overall and 63 the Group’s subsidiaries in France.

It should also be noted that the French Works Council, the body that brings together the Group’s French subsidiaries, met four times in 2012 to discuss 15 topics relating to business, the financial position, employment changes and the Group’s structure.

In Europe

The European Works Council is a forum for discussion and dialogue on broad economic, financial and social issues that go beyond the borders of any single country (manufacturing and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2012, it held three physical meetings: one in Paris, one in Brussels and one in London.

New members were elected to the European Works Council on November 1, 2012 for four-year terms, and the first meeting of the new EWC was held on November 21, 2012.

The Council has 28 employee representatives from 19 countries: Sweden, Norway, Finland, Denmark, Germany, Austria, the UK, Ireland, France, Spain, Italy, Greece, Poland, Luxembourg, the Netherlands, Belgium, Romania, Slovakia and Switzerland.

Worldwide

The Worldwide Works Council was created under an agreement signed on June 23, 2010 with the goal of strengthening the effectiveness of the Group’s social dialogue with all employees (38% of the Group’s employees are now located outside France and 14% outside Europe), providing representation and a common platform for information across the Group, including details of the overall business strategy and transnational projects outside Europe.

The Worldwide Works Council held two meetings in 2012, the first from January 31 to February 2, 2012 in Paris for 2011, following the meeting launching the Council in May 2011, and the second on May 23, and 24, 2012 in Madrid, for 2012.

The Worldwide Works Council is composed of 31 members elected for four years, representing the 22 countries across the world with more than 400 employees each. It meets once a year on the initiative of the Group’s CEO.

The employee representatives are Trade Union representatives, representatives appointed by elected employee forums and employee representatives appointed through a democratic process according to rules determined locally.

Collective agreements

A number of collective agreements were signed in 2012 to supplement and reinforce labor relations in the Group.

The agreement on the employment of seniors and measures to support employees in the second half of their career, signed on December 31, 2012, anticipates the measures in the Generation Contract (contrat de génération draft law in France) allowing older workers to reduce their working hours as they approach retirement, in return for a reduction in salary.

The addition to the Forward-Looking Employment and Skills Management (Gestion Prévisionnelle de l’Emploi et des Compétences, GPEC) agreement implements the review clause provided in the March 2011 GPEC agreement. Under this provision, an initial review is carried out mid-way through the term of the agreement to assess its application and make improvements to the process.

A number of agreements were concluded in the Group’s subsidiaries in France, more than half of which deal with compensation, mainly through wage or incentive agreements, and 20% with elections of employee representatives.

A rich level of social dialogue exists Group-wide, either in personnel representative bodies, employee forums or through employee representatives. Noteworthy amongst the main Group-wide collective agreements are: a wage agreement in Senegal reviewing basic wages and other compensation, a company agreement in Centrafrique, an agreement in Germany on the re-integration of employees after an extended leave due to illness or disability, mandatory agreements in several countries dealing with pension plans, the rules for calculating collective bonuses, and updates to plant rules governing employee rules and working conditions.

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In 2006, France Telecom-Orange signed a global agreement with UNI Global Union on basic social rights. Through this agreement, France Telecom-Orange reaffirmed its desire to respect basic human rights, both internally and in its relations with its suppliers and subcontractors.

All contracts with the Group’s approved suppliers include a responsible purchasing clause entitled “Ethical practices - corporate social responsibility”. The clause has been strengthened since 2006 when the Group signed a global agreement with the UNI Global Union on fundamental employee rights within the Group, which includes a section on suppliers and subcontractors. Pursuant to this text, France Telecom-Orange ensures that its suppliers and service providers take into account:

•

efforts against all forms of compulsory or forced labor;

•

prohibition of child labor;

•

non-discrimination.

Implementing these commitments is a complex process, rolled out progressively in different countries according to the local context and respecting national sovereignty.

France Telecom-Orange draws on its policy of dialogue with stakeholders to identify priority issues in each country and put the appropriate actions in place.

France Telecom-Orange’s management, the UNI Global Union and its member French trade unions, and the Group’s representative in the Global Union meet once a year to review the application in the Group of this worldwide agreement.

17.2   ENVIRONMENTAL INFORMATION

France Telecom-Orange has taken a proactive approach to managing environmental risks and impacts, helping to preserve the environment and maintain the confidence of its stakeholders.

Initiated in 1996 with the signature of the European Telecommunication Network Operators (ETNO) Environmental Charter, the Group’s environmental policy has developed in three complementary areas:

•

reducing the environmental impact of our own operations, with an emphasis on reducing greenhouse gases, reducing energy consumption and optimizing waste management;

•

reducing the environmental impact of our products at our customers through eco-design and promoting eco-responsible use;

•

developing innovative products and services enabling businesses and individuals to act responsibly.

More detailed information on these last two priorities is provided in the detailed Corporate Social Responsibility Report.

The Group has defined ambitious objectives for the period 2006-2020 to reduce its own impacts:

•

cut CO2 emissions by 20% by 2020 (from 2006 levels);

•

cut energy consumption by 15% by 2020 (from 2006 levels);

•

source 25% of energy from solar sources for new mobile base stations in the Africa Middle-East and Asia region by 2015;

•

raise awareness from all employees on environmental issues by running “green gesture” campaigns in the various countries it operates in;

•

ensure compliance with the RoHS Directive on hazardous substances for 100% of Group scope by 2015.

Orange has also committed to a robust increase in the collection and recycling of cell phone handsets and aims to increase the collection rate by 50% per year to 2015, from a baseline of 6.6% at the end of 2011.

17.2.1   A structured approach

An annually updated environmental roadmap sets out formal action plans for each country in order to meet the objective of significant efficiencies, while responding to the explosion in traffic and uses. The policy is monitored by the Executive Committee according to quarterly targets.

17.2.1.1  Environmental management system

In order to achieve its targets for reducing environmental impacts and risks the Group has been progressively rolling out ISO 14001 compliant Environmental Management Systems (EMS) in its main countries of operation. The ISO 14001 standard describes how companies should organize themselves to manage the environmental impact of their activities.

The Group’s certification rate was 34% at the end of 2012, tripling in five years. Action plans were introduced to increase the ISO 14001 certification to 60% in 2015.

Subsidiaries in countries in which the Group is present, which are either already ISO 14001 certified or in the process of establishing a management system compliant with this standard, now account for 90% of the Group’s revenues.

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	2012	2011	2010
Proportion of scope certified	■■ 34%	25%	17%
■■ Item reviewed by Deloitte: reasonable assurance.

ISO 14001 CERTIFIED ENTITIES AT END-2012

Subsidiary	Scope
Orange Poland	Mobile activities
Orange Spain	All activities and sites (except the new data center established in July 2012)
Orange Slovakia	All activities
Mobinil (Egypt)	All activities
FT Marine	All facilities
Orange France	Six key processes and 12 priority sites
Orange Moldova	All activities
Orange Mali	All activities
Orange Business Services	Cesson-Sévigné site, Cairo, and its main Parisian site, Orange Stadium
Orange Romania	All activities
Orange Senegal	Main technical network buildings

17.2.1.2  Awareness-raising and training for people involved

Training and information is given to employees at several levels by the Environmental Department for local correspondents and by internal communications for other employees.

Initiatives for awareness raising and discussion thus encourage each employee to include the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of management, which play a key role as intermediaries to their teams. Dedicated training courses have been in place since 2005.

An Orange Expert Community that brings together all Group experts on environmental issues was formed in 2012 as a forum for dialogue and sharing best practices and to develop professional skills on environmental challenges.

17.2.1.3  Environmental risk prevention

The France Telecom-Orange Group believes that its activities as a telecommunications operator do not pose a serious threat to the environment. The Group’s activities do not entail production processes with a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and, generally, do not pose lethal risks.

In Europe, France Telecom-Orange is not subject to authorization for its activities under the IPPC Directive (2001/78). However, the France Telecom-Orange Group use certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations, such as facilities classified for the protection of the environment (ICPE) in France.

These facilities are the subject of ongoing in-depth analyses by the France Telecom-Orange Group and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace cooling towers with dry cooler systems has been ongoing since 2006.

Indicators	2012	2011	2010
Number of sites including Classified Facilities (ICPE A or D) in France	494	536	643
Number of water cooling towers in France	25	24	28

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17.2.1.4  Hazardous substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air-conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems have been in place since the end of 2003, in accordance with regulations.

Since 2012, the Group eliminated all electrical transformers containing polychlorinated biphenyls (PCBs), in line with French and European law.

Under the European REACH Regulation (Registration – Measurement – Authorization and Restriction of Chemicals), the Group has undertaken to inform its customers of the presence of hazardous substances as defined by regulations. Appropriate procedures are being rolled out.

17.2.1.5  Provisions for environmental risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, provisions have been made for decommissioning and rehabilitating sites.

The obligation to decommission and rehabilitate sites is measured on the basis of:

•

dismantling costs (on a per-unit basis for telephone poles, handsets, and public phones, per site for cell phone antennae) incurred by France Telecom-Orange to meet its environmental commitments;

•

annual scheduled asset returns for telephone poles and public telephones;

•

estimated site closures for cell phone antennae.

These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate (of future trends in prices, inflation, etc.), and are up-dated at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

In the Group’s financial statements for the year ending December 31, 2012, the provision for decommissioning and rehabilitating of sites mainly comprised the costs of:

•

rehabilitating sites of cell phone antennae at a cost of 362 million euros (including 176 million euros for Orange France S.A.);

•

dismantling telephone poles at a cost of 146 million euros (including 107 million euros for France Telecom S.A.);

•

management of electrical and electronic equipment waste at a cost of 126 million euros (including 78 million euros for France Telecom S.A. and for Orange France S.A.);

•

dismantling public phones at a cost of 55 million euros (including 50 million euros for France Telecom S.A.).

17.2.1.6  Adapting to climate change

As a telecoms operator, France-Telecom-Orange has no specific problems associated with climate change impacts, other than changes related to risks such as earthquakes and severe weather risks (floods, etc.). These risks are anticipated and wherever possible, buried cable solutions are developed.

Machine to Machine (M2M) technology developed by the Group provides warnings in the event of rising river water levels or flooding.

17.2.2   Fighting climate change

In 2008, the France Telecom-Orange Group committed to reducing its greenhouse gas emissions by 20% by 2020, and its energy consumption by 15%, based on 2006 figures:

•

by reducing energy consumption in its networks and its buildings;

•

by reducing CO2 emissions related to its vehicle fleet and to business travel;

•

by increasing the share of renewable energy.

This commitment has resulted in the implementation of highly proactive action plans for making large savings designed to offset the impact of the increase in customer numbers and of new services offered on the Group networks’ energy consumption.

The 2010 “Bilan Carbon®” assessment (carbon inventory, as per ADEME (the French Environment and Energy Management Agency) methodology) carried out on the Group’s activities in France and Belgium revealed ways to refine these action plans by identifying the main sources of emissions and carrying out impact assessments on the solutions available to cut the Group’s carbon footprint. The program continued in 2012 with carbon assessment in Spain and the start of an other one in Poland.

In France, the Group published the report on its obligations pursuant to Article 75 of the Grenelle 2 environmental law on greenhouse gas emissions. This report is available at:

http://www.orange.com/fr/responsabilite/environnement/Bilan-GES-2011/Bilan-GES-2011.

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17.2.2.1  Network energy consumption

17.2.2.1.1  “Green ITN 2020”

A massive energy action plan was undertaken in 2008/2009 to reduce energy consumption related to the operation of networks and information systems, which account for two-thirds of the Group’s total consumption. This “Green ITN 2020” plan prioritizes the areas listed below.

At end-2012 it had been rolled out in 22 countries, representing more than 95% of the energy consumption by the Group’s networks and information systems. Several hundred GWhs have already been saved since 2009 by seven to eight countries, accounting for over 80% of the energy consumption of the Group’s networks and information systems (including more than 300 GWh in 2012, i.e., 110,000 metric tons of CO2 avoided).

17.2.2.1.2  Optimized ventilation to improve air conditioning

Optimized ventilation is a highly efficient air-conditioning system, delivering up to 80% energy savings, compared with traditional air-conditioning systems, while also eliminating the use of harmful refrigerants.

17.2.2.1.3  Optimization of data centers

Data centers (centers hosting IT servers) account for 10% of the Group’s energy consumption and 13% of network energy consumption.

The “Green data centers” project was initiated in 2007 to reduce energy consumption by improving the technical environment in the centers (with more efficient electrical equipment and optimized air circulation), replacing old servers with new ones that deliver up to four times the processing capacity of previous models, rationalizing information systems and virtualizing servers (concentrating a number of applications on one physical server).

17.2.2.1.4  Use of renewable energies

France Telecom-Orange’s track record in researching applications of renewables in its business dates back over 30 years. Its efforts are currently concentrated on powering cell phone radio stations in Africa and Southern Europe with solar energy. At year-end, more than 2,300 solar base stations were installed in 20 countries, 15 of them in Africa. They generate over 14 GWh of solar power every year, saving the equivalent of 28 million liters of fuel oil and preventing the emission of 76,000 metric tons of CO2.

17.2.2.1.5  Tighter monitoring of energy consumption

Installation of smart meters

Starting in 2009, smart electrical meters have been gradually rolled out at the Group’s technical sites to provide more reliable measurements of energy consumption.

Bilans Carbone® (Carbon inventory)

France Telecom-Orange was the first telecoms operator to assess the direct and indirect greenhouse gas emissions generated by its activities worldwide over the entire life cycle of its products and services, using the Bilan Carbone® (Carbon Assessment) tool developed by the French Environment and Energy Management Agency (ADEME). Following the 2010 assessments in France and Belgium an other one was conducted in Spain in 2012. In addition to the Group’s direct carbon footprint (emissions from energy in buildings, vehicle fuel, network electricity), this method also identifies other upstream and downstream sources of CO2 emissions. These assessments informed the action plans described above.

17.2.2.2  Reducing emissions from buildings

Buildings accounted for almost 10% of the Group’s energy consumption in 2012.

Under the auspices of the Group Real Estate Department (DIG), a group of countries (comprising France, Spain, Poland, Belgium and Egypt), which together account for almost 85% of the Group’s electricity consumption, presented their action plans and shared best practices with the Department.

The 2012 Energy Action Plan in France covers all building technical aspects, including heating, air conditioning, ventilation, lighting and plumbing. France also implemented usage metering in over 50 buildings.

The environmental management system in France as part of ISO 14001 certification and High Environmental Quality (HQE) operating certification (Orange Village Arcueil, Olivier de Serres tower) also provided valuable feedback to integrate the requirements of environmental policy in national agreements for real estate. The Real Estate Department also signed 128 environmental appendices (a process for exchanging building data and owner/tenant optimization plan) with its largest owner, “Foncière des Régions”.

Demonstrating the effectiveness of this policy, service buildings in France reduced their energy consumption in 2012.

Measures to improve management of air conditioning and lighting in offices and parking lots were implemented in two service buildings in Spain (La Finca and Parquesol) using low-energy equipment. Metering software in these buildings and real-time monitoring of actual consumption in all service buildings delivered substantial improvements.

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In Egypt, Mobinil obtained high environmental building quality (LEED certification) for its new 13,000 sq. m call center.

17.2.2.3  Reducing transport emissions

The Group has a fleet of over 35,000 company vehicles in Europe and Africa, accounting for nearly 9% of its total CO2 emissions. The overall objective is to move towards average emissions of 130g of CO2 per kilometer. Average CO2 emissions for 2012 private cars is 108g.

Several Group companies have introduced schemes to limit the use of private cars (company travel plans, carpooling, eco-driving training, etc.).

Employees have solutions allowing them to reduce business travel (videoconferencing, teleconferencing, collaborative remote working tools, etc.). Numerous telepresence rooms are available to staff in several countries.

17.2.3   Waste management

France Telecom-Orange focuses on two major waste management issues:

•

optimizing the management of internally generated waste;

•

contributing to managing the waste generated by the products and services sold, with particular attention paid to the collection and recycling of mobile handsets.

The France Telecom-Orange Group also plays an active role in international initiatives addressing the management of electronic waste in Africa, including those of the UN Environment Program (UNEP), the GeSI (Global e-Sustainability initiative) and the UN STEP initiative (solving the e-waste problem) to promote local collection and treatment solutions. It is also involved in consultations on regulatory changes (RoHS and WEEE Directives, REACH Regulation).

17.2.3.1  Optimization of treatment processes

Guidelines defined in 2007 structure the implementation of appropriate processes for handling each category of waste in each country, according to three main principles:

•

measure the qualities of waste generated by activities, drawing up inventories for each country based on the Group’s classifications;

•

ensure the waste goes through appropriate treatment processes taking into account of the local environment;

•

ensure traceability of the source of this waste by progressively mapping the treatment processes in all countries.

Audits of WEEE processing channels (including network, IT, consumer and business customer equipment) were conducted in a number of European countries and demonstrated a high level of compliance with the WEEE Directive. Audits are being extended to countries in the AMEA region, in accordance with their regulatory frameworks.

Other waste, and especially hazardous waste (such as batteries and wooden poles) are processed through dedicated collection and recycling systems.

17.2.3.2  Increasing collection and recycling of cell phones

To reduce the impact of electronic waste on the environment, France Telecom-Orange strives to ensure devices are re-used or are dismantled for recycling, in accordance with environmental standards in force. The collection rate rose from 6.6% in 2011 to 9.94% in 2012, an increase of almost 50%. The 2012 rate was audited by Deloitte with a moderate level of assurance.

The Group is engaged in a proactive policy to meet its objective, conducting regular customer awareness campaigns and offering financial incentives in practically all the Group’s European entities.

One of the initiatives to raise public awareness about recycling used cell phones is Mobo, a smart collector being trialed in France. Mobo is a comprehensive and connected system, controlled remotely and with geolocation features (real-time measurement of the fill rate), capable of thanking the public for the donation of a cell phone with a smile. Mobo includes an interactive Web application allowing users to log in and trace their old cell phone and take part in promotions and games (www.hello-mobo.fr).

In 2010, France Telecom-Orange teamed up with Emmaus International and Ateliers du Bocage, a company in the sheltered employment sector, to open cell phone collection and processing centers in Africa. Four centers were opened, in Burkina Faso, Niger, Benin and Madagascar. The waste is sorted before being shipped to France and sent for recycling in Europe. Between 2010 and 2012, more than 70 metric tons of waste had been collected (equivalent to 400,000 cell phones) and 24 jobs created in Burkina Faso, Benin, Madagascar and Niger.

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17.2.4   Biodiversity

Given the nature of its business, the France Telecom-Orange Group has a limited impact on biodiversity, compared with industrial companies. Nonetheless, it is engaged in a range of environmental policy initiatives to reduce its internal impacts and to protect biodiversity, partnering NGOs such as the French bird protection association, the Ligue de protection des oiseaux (LPO) and the WWF. Orange France and the WWF entered a major partnership in March 2008 based on concrete actions, including assessing the environmental performance of the products sold by Orange, eco-design of stores and products, recycling of equipment, and educating consumers and employees about “green gestures” and responsible paper use (consume less and better).

Support for WWF France also includes philanthropic support for the organization’s actions to “Protect biodiversity overseas”. Orange is a preferred partner for WWF France’s ecoregion programs in New Caledonia and French Guiana.

17.2.4.1  Impact on fauna and flora

In France, Orange has worked with the LPO in the framework of regional agreements for several years, placing caps on metal telephone poles and protecting cavernicolous species. 93% of metal poles in France have been capped.

17.2.4.2  Soil use

The Group does not extend its control to the soil, except for the buildings in which it operates (offices and data centers).

17.2.4.3  Incorporation of nuisance specific to the activities of a telecoms operator

Radio cell phone antennae can sometimes be visually challenging. In some countries (France and Egypt, amongst others), the Group has undertaken to integrate a number of the antennae into the environment and landscape by adapting them to the local context (painting, incorporation in buildings, etc.).

17.2.4.4  Paper consumption

France Telecom-Orange has for several years implemented programs to reduce paper consumption and to use FSC and/or recycled paper when printing is required.

80% of sales documentation and 92% of office paper is printed on FSC and/or recycled paper in France, while 96.43% of paper purchased in Spain, for all needs, is either certified or recycled.

17.2.4.5  Water consumption

As the Group is not a manufacturer, water is used essentially for tertial usages. The table below shows the Group’s water consumption.

17.2.4.6  Use of rare resources

In 2012, the Group conducted a study to map the rare resources used in the composition of the electronic devices in order to assess the level of the Group’s dependence and to implement such measures as may be required, especially with respect to our suppliers.

17.2.4.7  Releases into the air, soil and water

The only other substances released into the environment, with the exception of CO² emissions, concern HCFCs used in cooling systems. Whenever possible, we replace HCFCs with HFCs and use systems such as optimized ventilation and free cooling to reduce consumption of air conditioners.

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17.2.5   Key environmental impact figures

ENVIRONMENTAL PERFORMANCE (ENERGY)	Units	2012			Recap 2011	Recap 2010
		France (1)	Rest of the World	Group values	Group values	Group values
Facilities presenting a risk
Fuel tanks	units	2,221	5,680	7,901	5,666	5,992
Energy consumption - Scope 1
Fuel oil (all buildings and all uses)	m3	15,247	73,593	88,841	77,798	71,087
Gas	m3	18,313,387	4,190,323	22,503,710	21,662,486	23,836,444
Coal	metric tons	N/A	100	100	87	119
Gasoline-LPG for company cars	liters	58,432	5,106,975	5,165,407	5,885,434	6,867,479
Diesel for company vehicles	liters	30,037,792	15,179,803	45,217,595	42,733,872	45,091,672
TOTAL ENERGY SCOPE 1	GWH	670	1,096	■■ 1,766	1,610	1,588
CO2 emissions from fuel, gas and coal	metric tons of CO2	78,582	205,567	284,149	253,491	239,159
CO2 emissions from vehicles	metric tons of CO2	82,743	53,899	136,642	131,524	140,344
Scope 1 CO2 emissions (energy only)	metric tons of CO2	161,325	259,466	420,791	385,015	379,503
Greenhouse gas CO2 emissions	metric tons CO2-eq	-	24,633	24,633	7,536	15,881
SCOPE 1 CO2 EMISSIONS	metric tons of CO2	161,325	284,099	■■ 445,424	392,551	395,384
Energy consumption - Scope 2
Electricity	GWh	2,215	1,954	■■ 4,169	3,984	4,039
Incl. green energy	GWh	-	124	124	123	8
Scope 2 CO2 emissions	metric tons of CO2	132,904	891,278	■■ 1,024,182	930,592	1,060,789
SCOPE 1 + SCOPE 2 CO2	METRIC TONS OF CO2	294,229	1,175,376	1,469,605	1,323,143	1,456,173
Energy consumption - Scope 3
Flight distance for business trips	km	166,610,963	110,931,766	277,542,729	290,385,071	284,772,951
Train distances for business trips	km	98,361,564	13,895,191	112,256,755	113,164,635	105,266,548
Scope 3 CO2 emissions	metric tons of CO2	30,924	21,152	■■ 52,076	54,139	53,110
TOTAL CO2 EMISSIONS (SCOPE 1 + 2 + 3)	METRIC TONS OF CO2	325,153	1,196,528	■■ 1,521,681	1,377,282	1,509,283
ENVIRONMENTAL PERFORMANCE (WATER AND WASTE)
Water consumption	m3	1,354,160	1,071,747	2,425,907	3,825,222	3,835,075
Paper and cardboard: internal (office) and external (marketing, billing, directories, packaging, etc.)	metric tons	12,098	8,101	20,199	23,215	25,278
Internal evacuated waste
Internal WEEE (network and services)	metric tons	1,212	1,992	3,204	2,273	2,125
Valuation rate (%)%		81%	99%	92%	N/A	N/A
Metal poles	metric tons	1,070	189	1,259	1,153	950
Valuation rate (%)%		100%	100%	100%	N/A	N/A
Wooden poles	metric tons	14,269	60	14,329	11,903	11,740
Valuation rate (%)%		100%	100%	100%	N/A	N/A
Cables	metric tons	15,819	510	16,329	8,968	8,214
Valuation rate (%)%		75%	98%	76%	N/A	N/A
Batteries	metric tons	1,145	797	1,942	2,402	2,664
Valuation rate (%)%		88%	84%	87%	N/A	N/A
Paper and cardboard	metric tons	2,375	805	3,180	3,482	2,957
Valuation rate (%)%		100%	81%	95%	N/A	N/A
Other hazardous waste (PCB - printer cartridges - fluorescent tubes included)	metric tons	620	34	654	379	591
Valuation rate (%)%		18%	77%	21%	N/A	N/A
Other non-hazardous waste	metric tons	-	1,007	1,007	1,052	644
Valuation rate (%)%		N/A	58%	58%	N/A	N/A
TOTAL INTERNAL EVACUATED WASTE	METRIC TONS	36,509	5,394	■ 41,903	31,613	29,885
Valuation rate (%)%		87%	86%	■ 87%	N/A	N/A
Customer WEEE collected (incl. batteries and rechargeable cells)	metric tons	2,144	272	■ 2,416	3,121	1,607
Valuation rate (%)%		80%	60%	78%	N/A	N/A

nc: not communicated.

N/A: not applicable.

(1)  The France scope covers France Telecom S.A. + Orange France, the Group’s headquarters, FT Marine, FTR&D and Orange Business Services operating in French territory.

■■  Item reviewed by Deloitte: reasonable assurance.

■    Item reviewed by Deloitte: moderate assurance.

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Note on methodology

Environmental reporting is based on the Indicia reporting tool. Only those countries consolidated in the Annual Report contributed to CSR reporting. The following changes in reporting scope occurred between 2012 and 2011: Switzerland is now excluded from the scope and Congo has entered the scope.

Energy consumption in premises not billed directly to the Group is not reported, nor is the consumption for district heating plants, due to the difficulty in estimating the related CO2 emissions.

The “fuel oil consumption (all buildings and all uses)” indicator comprises consumption (excluding vehicles) of domestic fuel oil, diesel and gasoline, as well as marine heavy fuel oil and diesel for FT Marine’s fleet.

The data for train and air travel was provided by Carlson Wagon Lits, which covers more than 80% of the mileage traveled by the Group’s employees. Distances traveled are estimated using the great circle route. Average CO2 emission rates for all air travel were calculated according to the GHG Protocol (180g CO2/km passenger), and according to the “Bilan Carbon” ™ for train travel, (100g CO2/km passenger) when information was not available. Local travel agencies, besides Carlson Wagon Lits, that provided reporting data are also taken into consideration, as well as the travel undertaken by families of expatriate employees.

The 2012 version of the GHG Protocol was used to calculate CO2 emissions for electricity, except for France, for which we took 60g CO2/kWh as the value for the period 2008 to 2012, based on the ADEME’s revised estimates. Prior years were therefore corrected.

Reporting on waste incorporates the concept of Evacuated waste (i.e. waste that is no longer stored in the Group’s sites or under its direct control, but which has been disposed of to a service provider or an external body, with or without a related financial transaction), and Recovered waste (i.e. waste that has been recovered through re-use, material recovery or energy recovery.

Non-hazardous waste is not included. Fluorescent bulbs, PCB and printer cartridge waste is accounted for, but is now included under “Other hazardous waste”. The Group is working to identify and develop sustainable waste collection and treatment processes in the AMEA region to improve reporting of waste.

The “Size of ISO 14001 certified sites or activities” indicator in the Environmental Management System (EMS) is calculated based on the ratio of energy consumption of the scope covered by the ISO 14001 certification and total electricity consumption, except for France, for which the indicator is calculated based on the ratio of the number of employees covered by the certification and the total number of employees.

17.3   CORPORATE SOCIAL COMMITMENTS

17.3.1   Subcontracting and suppliers

Responsible Purchasing

France Telecom-Orange has for several years implemented a responsible purchasing policy which embeds CSR in its supplier relationships and improves control of social and environmental risks.

Please see section 6.7 for more information.

17.3.2   Contributing to local development through digital inclusion

Combating the digital divide in all its forms means reducing the geographical divide, which is why we are rolling out our infrastructure in all geographies and implementing alternative solutions for remote areas.

Reducing the digital divide also means playing our part in economic and social development, making our services accessible to low-income population groups by fostering entrepreneurship, and promoting the emergence of new digital uses offering innovative opportunities in key areas such as agriculture and health.

Working to narrow the digital divide also means facilitating older people and the disabled to use our products, producing technologies that are simple to use, even by people who are illiterate or have learning difficulties. It means addressing the challenges of health and dependency, and promoting access to education and culture (for more details on these issues, see the detailed Corporate Social Responsibility Report).

17.3.2.1  Reducing the geographical divide

To bring the benefits of the digital world to everybody everywhere, improving speeds across all areas, France Telecom-Orange is engaged in an ambitious action plan, based chiefly on:

•

the development of infrastructures to extend fixed-line and mobile network coverage and roll out latest-generation technologies (fiber and 4G);

•

rolling out innovative, alternative solutions for remote areas;

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18  major shareholders

DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

326

18.1.1   Potential issue of new shares

326

18.1.2   Changes in the distribution of share capital over the last three fiscal years

327

18.1.3   Information on shareholders’ agreements

327

18.1.4   Additional information on the distribution of the float

327

18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

328

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DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

	December 31, 2012			December 31, 2011			December 31, 2010
Holder	Number of shares	% of the share capital	% of voting rights	Number of shares	% of the share capital	% of voting rights	Number of shares	% of the share capital	% of voting rights
French government	356,194,433	13.45%	13.56%	356,194,433	13.45%	13.53%	356,757,953	13.47%	13.47%
FSI (1)	357,526,131	13.50%	13.61%	357,526,131	13.50%	13.58%	357,526,133	13.50%	13.50%
Total Public Sector	713,720,564	26.94%	27.16%	713,720,564	26.94%	27.10%	714,284,086	26.97%	26.97%
Group Employees (2)	122,529,706	4.63%	4.66%	127,437,554	4.81%	4.84%	122,243,149	4.61%	4.61%
Treasury shares	21,481,241	0.81%	-	15,456,045	0.58%	-	4.609	-	-
Float	1,791,153,872	67.62%	68.17%	1,792,271,220	67.66%	68.00%	1,812,326,762	68.42%	68.42%
TOTAL	2,648,885,383	100%	100%	2,648,885,383	100%	100%	2,648,858,606	100%	100%

(1)  Fonds Stratégique d’Investissement, a French public limited company fully controlled by the French government (directly and indirectly via the Caisse des dépôts et Consignations).

(2)  Includes shares held as part of a Group savings plan and those held following free share awards (see section 17.1.2 Compensation); does not include bearer shares.

To the best of France Telecom S.A.’s knowledge, no shareholder other than the French government and the Fonds Stratégique d’Investissement (FSI) held, directly or indirectly, more than 5% of the share capital or voting rights as of the date of this document.

France Telecom S.A.’s Bylaws do not provide for double voting rights. The major shareholders do not have different voting rights than other shareholders.

18.1.1   Potential issue of new shares

The table below shows the number of new shares which would be issued if all securities giving access to share capital outstanding as at December 31, 2012 were converted or redeemed in shares and all stock options existing on the same date were exercised, as well as the number of shares that would make up the Company’s share capital following the issue of these shares.

	Corresponding shares	% of capital (on a fully diluted basis)
Perpetual bonds redeemable for shares (1)	57,924,377	2.12
Stock options (2)	23,930,160	0.87
Sub-total	81,854,537	2.99
Share capital at December 31, 2012	2,648,885,383	97.01
TOTAL	2,730,739,920	100.00

(1)  See section 21.1.4 Convertible or exchangeable securities and securities with warrants, and note 10.3 of the annex to the consolidated financial statements (section 20.1).

(2)  See section 17.1.2 Compensation and note 5.3 to the consolidated financial statements.

Note 13.3 Earnings per share to the consolidated financial statements (section 20.1) presents the weighted average number of shares outstanding and diluted, calculated in accordance with IAS 33 Earnings per share.

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18.1.2   Changes in the distribution of share capital over the last three fiscal years

To the best of France Telecom S.A.’s knowledge, the substantial changes in shareholder base since January 1, 2010 result from:

•

ERAP’s transfer of all of its entire shareholding (6.3 million shares) to the French government in March 2010; and

•

the Company’s buyback of 21.5 million treasury shares as part of the buyback program authorized by the Shareholders’ Meeting, to meet obligations under its free share award and stock option plans or as part of the liquidity contract.

To the best of France Telecom S.A.’s knowledge, there has been no major change in the distribution of the share capital and voting rights since December 31, 2012.

18.1.3   Information on shareholders’ agreements

By letter received on December 27, 2012, the Autorité des Marchés Financiers was notified of the execution, on December 24, 2012, of a shareholders’ agreement constituting joint action between FSI and the French Republic. This cancels and replaces the previous shareholders’ agreement, which was concluded between the same parties on November 25, 2009.

The new shareholders’ agreement provides that the parties will consult each other:

•

when voting on resolutions at the Shareholders’ Meeting of France Telecom S.A.:

•

the parties agree to discuss and do their utmost to come to a shared position on resolutions, without however being obliged to reach agreement,

•

when voting on deliberations of the Board of Directors: the parties agree to discuss issues with a view to coming to a shared position on the deliberations.

In the event of planned transactions involving shares and the crossing of thresholds, the agreement provides for:

•

a general information obligation between the parties before entering into any transaction involving the shares or voting rights of France Telecom S.A.;

•

an obligation to consult each other prior to:

•

an impending plan by the parties to dispose of shares, under which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of France Telecom S.A. shares with the other party’s, and having coordinated, if possible, the practical details of the sale of said shares,

•

either party carrying out a transaction which would result in the parties exceeding an interest threshold likely to trigger an obligation to declare their intentions to France Telecom S.A. or the AMF;

•

an obligation to secure the prior approval by the other party if the transaction planned by one party would result in both parties jointly crossing a threshold which would trigger a mandatory public offering.

If the FSI was to become represented on the Board of Directors, either by being appointed as a director, or by a director proposed by it being appointed, the joint action mechanism stipulated in the shareholders’ agreement as regards voting on deliberations by the Board of Directors would lapse.

The agreement is concluded for two years, and can be extended by tacit renewal for two year periods.

18.1.4   Additional information on the distribution of the float

France Telecom S.A. regularly identifies its shareholders via the “Identifiable Bearer Shares” (IBS) service. At December 31, 2012, institutional and other corporate investors held 60.6% of the share capital and individual investors 7.1%, almost the same as the previous year.

GEOGRAPHICAL DISTRIBUTION OF INSTITUTIONAL INVESTORS AT DECEMBER 31, 2012:

France:	25%
United Kingdom:	13%
Other European countries:	29%
EUROPE TOTAL:	67%
North America:	23%
Rest of the World:	10%
TOTAL:	100%
Source: Thomson Reuters study based on TPI survey

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18.2   DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

Pursuant to Law no. 2003-1365 of December 31, 2003 and Decree no. 2004-387 of May 3, 2004, and since the French government disposed of an additional 10.85% of France Telecom S.A’s share capital on September 7, 2004, the specific control procedures over France Telecom by the French Government no longer apply. Nevertheless, pursuant to the Decree-law of October 30, 1935, the Board of Directors must still comprise government representatives in proportion to the fraction of the France Telecom shares held by the government. At the time of writing, the French government had three representatives out of 15 members of the France Telecom S.A. Board of Directors. (see section 14.1.1 Composition of the Board of Directors).

The French government, acting in concert with the Fonds Stratégique d’Investissement (see section 18.1 Distribution of share capital and voting rights), could, in practice, given the low rate of participation in Shareholders’ Meetings and the absence of other significant shareholder blocks, determine the outcome of the shareholder vote on matters requiring a simple majority. However, the government has no golden share, or any other special advantage, other than the right to have representatives on the Board of Directors, as described above. France Telecom does not believe there is any risk of the government’s control being exercised in an improper way.

Apart from the French government and the Fonds Stratégique d’Investissement, no individual or legal entity, directly or indirectly, alone, jointly or in concert, exercises or can exercise control over France Telecom.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented, could, at a later date, entail a change in its control.

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19  transactions with parent companies

See note 9.2, Transactions with associates, to the consolidated financial statements (section 20.1.1).

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between France Telecom S.A. and most of its subsidiaries.

These agreements were entered into on an arm’s-length basis.

Subsidiaries operating under the Orange Brand

The subsidiaries operating under the Orange brand and Orange Brand Services Ltd, an entity indirectly wholly owned by France Telecom S.A., have signed a brand licensing contract which gives them the right to operate under the Orange brand. In line with this contract, these subsidiaries pay a fee for use of the Orange brand.

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20.1   CONSOLIDATED FINANCIAL STATEMENTS

20.1.1   Consolidated financial statements

Year ended December 31, 2012

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per share data)	Note	2012	2011	2010
Revenues	3.1	43,515	45,277	45,503
External purchases	4.1	(19,100)	(19,638)	(19,375)
Other operating income	3.2	900	658	573
Other operating expense	4.2	(721)	(691)	(821)
Labour expenses	5.1	(10,363)	(8,815)	(9,214)
Operating taxes and levies	8.1	(1,857)	(1,772)	(1,711)
Gain (losses) on disposal	2	158	246	62
Restructuring costs and similar items	4.3	(37)	(136)	(680)
Depreciation and amortization	7.1	(6,329)	(6,735)	(6,461)
Remeasurement resulting from business combinations	2	-	-	336
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	642	-
Impairment of goodwill	6.1	(1,732)	(611)	(509)
Impairment of fixed assets	6.1	(109)	(380)	(127)
Share of profits (losses) of associates	9.1	(262)	(97)	(14)
Operating Income		4,063	7,948	7,562
Cost of gross financial debt	10.1	(1,769)	(2,066)	(2,117)
Gains (losses) on assets contributing to net financial debt	10.1	101	125	120
Foreign exchange gains (losses)	10.1	(28)	(21)	56
Discounting expense	10.1	(32)	(71)	(59)
Finance costs, net		(1,728)	(2,033)	(2,000)
Income tax	12.1	(1,231)	(2,087)	(1,755)
Consolidated net income after tax of continuing operations		1,104	3,828	3,807
Consolidated net income after tax of discontinued operations (1)	2	-	-	1,070
Consolidated net income after tax		1,104	3,828	4,877
Net income attributable to owners of the parent		820	3,895	4,880
Non-controlling interests		284	(67)	(3)
Earnings per shares (in euros) attributable to owners of the parent
Net income of continuing operations
• basic		0.31	1.47	1.44
• diluted		0.31	1.46	1.43
Net income of discontinued operations
• basic		-	-	0.40
• diluted		-	-	0.39
Net income
• basic		0.31	1.47	1.84
• diluted		0.31	1.46	1.82
(1) Orange UK in 2010.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in millions of euros	Note	2012	2011	2010
Consolidated net income after tax		1,104	3,828	4,877
Actuarial gains and losses on post-employment benefits	2 & 5.2	(83)	(46)	(117)
Income tax relating to items that will not be reclassified	12.2	29	(3)	57
Share of other comprehensive income in associates that will not be reclassified	9.1	(41)	(2)	29
Items that will not be reclassified to profit or loss (a)		(95)	(51)	(31)
Assets available for sale	10.7	7	(10)	(16)
Cash flow hedges	10.11	(394)	(3)	106
Net investment hedges	10.13	99	(14)	(80)
Exchange differences on translating foreign operations	13.5	264	(1,053)	619
Income tax relating to items that may be reclassified	12.2	95	9	5
Share of other comprehensive income in associates that may be reclassified	9.1	22	(9)	1
Items that may be reclassified subsequently to profit or loss (b)		93	(1,080)	635
Other comprehensive income for the year of continuing operations (a)+(b)		(2)	(1,131)	604
Exchange differences on translating foreign operations	2	-	-	1,093
Other comprehensive income for the year of discontinued operations (1)		-	-	1,093
Consolidated other comprehensive income for the year		(2)	(1,131)	1,697
Total comprehensive income for the year		1,102	2,697	6,574
Total comprehensive income attributable to owners the parent		748	2,868	6,522
Non-controlling interests		354	(171)	52
(1) Orange UK in 2010.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
ASSETS
Goodwill	6.2	25,773	27,340	29,033
Other Intangible assets	7.2	11,818	11,343	11,302
Property, plant and equipment	7.3	23,662	23,634	24,756
Interests in associates	9.1	7,431	7,944	8,176
Assets available for sale	10.7	139	89	119
Non-current loans and receivables	10.2	1,003	994	891
Non-current financial assets at fair value through profit or loss	10.9	159	114	96
Non-current hedging derivatives assets	10.10	204	428	328
Other non-current assets	3.5	70	94	21
Deferred tax assets	12.3	3,594	3,551	4,424
Total non-current assets		73,853	75,531	79,146
Inventories	4.4	586	631	708
Trade receivables	3.3	4,635	4,905	5,596
Current loans and other receivables	10.2	81	1,165	775
Current financial assets at fair value through profit or loss, excluding cash equivalents	10.9	141	948	758
Current hedging derivatives assets	10.10	3	66	72
Other current assets	3.5	670	1,066	1,047
Operating taxes and levies receivables	8.2	1,193	1,218	1,298
Current tax assets	12.3	109	124	124
Prepaid expenses	4.6	388	368	323
Cash equivalents	10.2	7,116	6,733	3,201
Cash	10.2	1,205	1,311	1,227
Total current assets		16,127	18,535	15,130
Assets held for sale (1)	2	-	2,017	-
TOTAL ASSETS		89,980	96,083	94,276
(1) Orange Suisse in 2011.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
EQUITY AND LIABILITIES
Share capital		10,596	10,596	10,595
Additional paid-in capital		16,790	16,790	16,777
Retained earnings		(3,080)	187	1,729
Equity attributable to the owners of the parent		24,306	27,573	29,101
Non controlling interest		2,078	2,019	2,448
Total equity	13	26,384	29,592	31,549
Non-current trade payables	4.5	337	380	466
Non-current financial liabilities at amortized cost, excluding trade payables	10.2	31,883	33,933	31,617
Non-current financial liabilities at fair value through profit or loss	10.6	482	259	2,175
Non-current hedging derivatives liabilities	10.10	542	277	250
Non-current employee benefits	5.2	2,989	1,711	1,844
Non-current provisions for dismantling	7.4	686	630	490
Non-current restructuring provisions	4.3	98	125	286
Other non-current liabilities	4.7	560	700	743
Deferred tax liabilities	12.3	1,102	1,264	1,265
Total non-current liabilities		38,679	39,279	39,136
Current trade payables	4.5	7,697	8,151	8,274
Current financial liabilities at amortized cost, excluding trade payables	10.2	7,331	5,440	4,525
Current financial liabilities at fair value through profit or loss	10.6	111	2,019	366
Current hedging derivatives liabilities	10.10	5	3	18
Current employee benefits	5.2	1,948	1,870	1,974
Current provisions for dismantling	7.4	23	19	17
Current restructuring provisions	4.3	55	277	364
Other current liabilities	4.7	1,280	2,012	1,735
Operating taxes and levies payables	8.2	1,475	1,434	1,377
Current tax payables	12.3	2,794	2,625	2,353
Deferred income	3.4	2,198	2,322	2,588
Total current liabilities		24,917	26,172	23,591
Liabilities related to assets held for sale (1)	2	-	1,040	-
TOTAL EQUITY AND LIABILITIES		89,980	96,083	94,276
(1) Orange Suisse in 2011.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of euros)	Note	Attributable to owners of the parent						Attributable to non-controlling interests			Total Equity
		Number of issued shares	Share capital	Additional paid-in capital and statutory reserve	Reserves	Other comprehensive income	Total	Reserves	Other comprehensive income	Total
Balance at January 1, 2010		2,648,709,774	10,595	16,776	(755)	248	26,864	2,492	221	2,713	29,577
Consolidated comprehensive income		-	-	-	4,880	1,642	6,522	(3)	55	52	6,574
Capital increase	13.1	148,832	-	1	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	10	-	10	4	-	4	14
Purchase of treasury shares	13.2	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	13.4 13.6	-	-	-	(3,706)	-	(3,706)	(610)	-	(610)	(4,316)
Changes in ownership interets with no gain/loss of control	2	-	-	-	(37)	-	(37)	2	-	2	(35)
Changes in ownership interests with gain/loss of control	2	-	-	-	(529)	-	(529)	275	-	275	(254)
Other movements		-	-	-	(23)	-	(23)	12	-	12	(11)
Balance at December 31, 2010		2,648,858,606	10,595	16,777	(161)	1,890	29,101	2,172	276	2,448	31,549
Consolidated comprehensive income		-	-	-	3,895	(1,027)	2,868	(67)	(104)	(171)	2,697
Capital increase	13.1	26,777	1	-	-	-	1	-	-	-	1
Share-based compensation	5.3	-	-	-	19	-	19	2	-	2	21
Purchase of treasury shares	13.2	-	-	-	(223)	-	(223)	-	-	-	(223)
Dividends	13.4 13.6	-	-	-	(3,703)	-	(3,703)	(687)	-	(687)	(4,390)
Changes in ownership interests with no gain/loss of control	2	-	-	-	(10)	-	(10)	(26)	-	(26)	(36)
Other movements		-	-	13	(493)	-	(480)	453	-	453	(27)
Balance at December 31, 2011		2,648,885,383	10,596	16,790	(676)	863	27,573	1,847	172	2,019	29,592
Consolidated comprehensive income		-	-	-	820	(72)	748	284	70	354	1,102
Share-based compensation	5.3	-	-	-	(11)	-	(11)	4	-	4	(7)
Purchase of treasury shares	13.2	-	-	-	(49)	-	(49)	-	-	-	(49)
Dividends	13.4 13.6	-	-	-	(3,632)	-	(3,632)	(579)	-	(579)	(4,211)
Changes in ownership interets with no gain/loss of control	2 - 13.6	-	-	-	(281)	-	(281)	284	-	284	3
Other movements		-	-	-	(42)	-	(42)	(4)	-	(4)	(46)
Balance at December 31, 2012		2,648,885,383	10,596	16,790	(3,871)	791	24,306	1,836	242	2,078	26,384

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ANALYSIS OF CHANGES IN SHAREHOLDERS’ EQUITY RELATED TO COMPONENTS OF THE OTHER COMPREHENSIVE INCOME

	Attributable to owners of the parent							Attributable to non-controlling interests
	Assets available for sale	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Other components of comprehensive income of associates	Total	Hedging instruments	Translation adjustments	Actuarial gains and losses	Deferred taxes	Total	Total other comprehensive income
Balance at January 1, 2010	58	412	37	(142)	(113)	(4)	248	1	245	(31)	6	221	469
Variation	(16)	28	1,652	(112)	60	30	1,642	(2)	60	(5)	2	55	1,697
Balance at December 31, 2010	42	440	1,689	(254)	(53)	26	1,890	(1)	305	(36)	8	276	2,166
Variation	(10)	(18)	(937)	(57)	6	(11)	(1,027)	1	(116)	11	-	(104)	(1,131)
Balance at December 31, 2011	32	422	752	(311)	(47)	15	863	-	189	(25)	8	172	1,035
Variation	7	(292)	189	(82)	125	(19)	(72)	(3)	75	(1)	(1)	70	(2)
Balance at December 31, 2012	39	130	941	(393)	78	(4)	791	(3)	264	(26)	7	242	1,033

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CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
OPERATING ACTIVITIES
Consolidated net income		1,104	3,828	4,877
Adjustments to reconcile net income (loss) to funds generated from operations
Operating taxes and levies	8	1,857	1,772	1,732
Gains (losses) on disposal	2	(158)	(246)	(62)
Gain on disposal of entities in the United Kingdom	2	-	-	(960)
Depreciation and amortization	7.2-7.3	6,329	6,735	6,461
Change in provisions (1)	3-4-5-7	796	(346)	741
Remeasurement resulting from business combinations	2	-	-	(336)
Reclassification of cumulative translation adjustment from liquidated entities	13.5	-	(642)	-
Impairment of goodwill	6.2	1,732	611	509
Impairment of non-current assets	7.2-7.3	109	380	129
Share of profits (losses) of associates	9.1	262	97	14
Operational net foreign exchange and derivatives		52	44	1
Finance costs, net	10.1	1,728	2,033	2,001
Income tax	12.1	1,231	2,087	1,779
Share-based compensation	5.1	(5)	21	14
Change in inventories, trade receivables and trade payables
Decrease (increase) in inventories, net		0	43	(13)
Decrease (increase) in trade receivables, gross		331	596	228
Increase (decrease) in trade payables		(244)	(41)	(3)
Other changes in working capital requirements
General Court of the European Union’s ruling of November 30, 2009 (2)		-	-	(964)
Payment of DPTG litigation (3)		(550)	-	-
Decrease (increase) in other assets (4)		275	(133)	(273)
Increase (decrease) in other liabilities (4)		(485)	(203)	337
Other net cash out
Operating taxes and levies paid	8	(1,833)	(1,658)	(1,667)
Dividends and interest income received		636	693	629
Interest paid and interest rates effects on derivatives, net		(2,006)	(1,771)	(2,051)
Income tax paid	12.3	(1,145)	(1,021)	(535)
Net cash provided by operating activities		10,016	12,879	12,588
o/w discontinued operations – United Kingdom	2	-	-	87
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (5)	7.2-7.3	(6,763)	(6,711)	(6,102)
Increase (decrease) in fixed assets payables		(229)	39	150
Proceeds from sales of property, plant and equipment and intangible assets	7	148	74	64
Cash paid for investment securities, net of cash acquired
Congo Chine Telecom	2	7	(153)	-
Compagnie Européenne de Téléphonie	2	-	(61)	-
ECMS	2	-	-	(152)
LINK dot NET and Link Egypt	2	-	-	(41)
Other		(56)	(3)	(104)
Investments in affiliates, net of cash acquired
Korek Telecom	2	-	(305)	-
Dailymotion	2	-	(66)	-
Médi Telecom	2	-	(3)	(744)
Other		(45)	(18)	(24)
Purchases of equity securities measured at fair value		(24)	-	-
Proceeds from sales of investment securities, net of cash transferred
TP Emitel	2	-	410	-
Orange Suisse	2	1,386	-	-
Other		24	42	(19)
Decrease (increase) in securities and other financial assets
Investments at fair value		591	(67)	(645)
Escrow deposit related to the General Court of the European Union’s ruling (2)		-	-	964
Redemption of loan granted to Everything Everywhere	10.8	222	511	706
Other		29	3	(4)
Net cash used in investing activities		(4,710)	(6,308)	(5,951)
o/w discontinued operations – United Kingdom	2	-	-	(107)

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CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
FINANCING ACTIVITIES
Issuances
Bonds	10.4	2,309	3,870	3,948
Other long-term debt	10.5	460	461	405
Redemptions and repayments
Bonds	10.4	(2,632)	(1,345)	(6,413)
Other long-term debt	10.5	(507)	(372)	(575)
Other changes
Increase (decrease) of bank overdrafts and short-term borrowings	10	1,001	(570)	238
Decrease (increase) of deposits and other debt-linked financial assets	10	(178)	2	778
Exchange rates effects on derivatives, net		271	(238)	(149)
Purchase of treasury shares	13.2	(94)	(275)	11
Changes in ownership interests with no gain/loss of control
Egypt	2	(1,489)	-	-
Orange Botswana		-	-	(38)
Others		-	(8)	(8)
Capital increase (decrease) - owners of the parent company	13.1	-	1	1
Capital increase (decrease) - non-controlling interests		2	-	3
Dividends paid to non-controlling interests	13.6	(583)	(683)	(612)
Dividends paid to owners of the parent company	13.4	(3,632)	(3,703)	(3,706)
Net cash used in financing activities		(5,072)	(2,860)	(6,117)
o/w discontinued operations – United Kingdom	2	-	-	66

Net change in cash and cash equivalents		234	3,711	520
o/w discontinued operations – United Kingdom	2	-	-	46
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		26	(78)	103
o/w discontinued operations – United Kingdom	2	-	-	6
Cash and cash equivalents - opening balance		8,061	4,428	3,805
o/w cash		1,311	1,227	894
o/w cash equivalents		6,733	3,201	2,911
o/w discontinued operations	2	17	-	-
Cash and cash equivalents - closing balance		8,321	8,061	4,428
o/w cash		1,205	1,311	1,227
o/w cash equivalents		7,116	6,733	3,201
o/w discontinued operations	2	-	17	-

(1)  Including provision for depreciation of trade receivables (Note 3.3), provision for restructuring (Note 4.3), provision for litigations (Note 4.7), provision for employee benefits (Note 5) and provision for dismantling (Note 7.4).

(2)  Following the General Court of the European Union’s decision of November 30, 2009 on the French business tax, an expense of 964 million euros was recognized in 2009 and the amount had been deposited into an escrow account. The transfer of the amount in escrow to the government on January 7, 2010 did not affect cash flow, as the (964) million euros impact on net cash flow provided by operating activities was offset by a positive impact of 964 million euros on net cash used in investing activities, associated with the balance of the escrow account.

(3)  Payment to DPTG by TP S.A. of 550 million euros in January 2012 (see Note 15.3).

(4)  Excluding operating tax receivables and payables.

(5)  Investments in property, plant, equipment and intangible assets financed through finance leases amounting to 47 million euros (180 million euros at December 31, 2011 and 157 million euros at December 31, 2010) have no impact on the statement of cash flows at the time of acquisition.

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Segment information

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Revenues	21,431	4,027	3,381	8,281	7,001	1,623	(2,229)	43,515	8,207
• external	20,545	3,983	3,345	7,924	6,578	1,140	-	43,515	8,207
• inter segment	886	44	36	357	423	483	(2,229)	-	-
External purchases	(8,178)	(2,654)	(1,662)	(4,337)	(4,044)	(3,203)	4,978	(19,100)	(5,690)
Other operating income	1,039	73	115	140	161	3,098	(3,726)	900	47
Other operating expense	(603)	(165)	(124)	(238)	(172)	(396)	977	(721)	(361)
Labor expenses	(5,850)	(195)	(486)	(764)	(1,674)	(1,394)	-	(10,363)	(570)
Operating taxes and levies	(1,060)	(135)	(74)	(281)	(120)	(187)	-	(1,857)	(156)
Gain (losses) on disposal	(1)	-	4	95	(1)	61	-	158	(1)
Restructuring costs and similar items	(15)	-	2	(3)	(17)	(4)	-	(37)	(138)
Reported EBITDA	6,763	951	1,156	2,893	1,134	(402)	-	12,495	1,338
Depreciation and amortization	(2,431)	(774)	(769)	(1,515)	(363)	(477)	-	(6,329)	(1,545)

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Remeasurement resulting from business combinations	-	-	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	-	-	-	-
Impairment of goodwill	-	-	(889)	(839)	(4)	-	-	(1,732)	-
Impairment of fixed assets	(26)	(8)	(4)	(62)	(7)	(2)	-	(109)	-
Share of profits (losses) of associates	-	-	1	(145)	3	(121)	-	(262)	-
Operating income	4,306	169	(505)	332	763	(1,002)	-	4,063	(207)
Finance costs, net								(1,728)	(99)
Income tax								(1,231)	72
Consolidated net income after tax								1,104	(235)
Investments in property, plant and equipment and intangible assets								-	-
• excluding telecommunications licenses	2,712	473	558	1,308	352	415	-	5,818	751
• telecommunications licenses	902	1	-	42	-	-	-	945	-
• financed through finance leases	-	8	-	3	9	27	-	47	(4)
TOTAL INVESTMENTS (3)	3,614	482	558	1,353	361	442	-	6,810	747

(1)  Including revenues of 4,901 million euros for France, 200 million euros for the United Kingdom, 32 million euros for Spain, 15 million euros for Poland, 408 million euros for the Rest of Europe and 1,444 million euros for the Rest of the World.Including tangible and intangible assets of 242 million euros for France, 13 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 70 million euros for the Rest of the World.

(2)  Including revenues of 1,471 million euros for France, 28 million euros for the United Kingdom, 33 million euros for the Rest of Europe and 90 million euros for the Rest of the World.Including tangible and intangible assets of 421 million euros for France, 2 million euros for the United Kingdom, 2 million euros for the Rest of Europe and 17 million euros for the Rest of the World.

(3)  Including 2,472 million euros for other intangible assets and 4,338 million euros for other tangible assets.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Revenues	22,534	3,993	3,625	8,795	7,101	1,610	(2,381)	45,277	7,817
• external	21,551	3,946	3,585	8,434	6,660	1,101	-	45,277	7,817
• inter segment	983	47	40	361	441	509	(2,381)	-	-
External purchases	(8,564)	(2,742)	(1,703)	(4,558)	(4,120)	(3,183)	5,232	(19,638)	(5,444)
Other operating income	1,142	68	100	140	139	2,877	(3,808)	658	20
Other operating expense	(611)	(157)	(256)	(258)	(176)	(190)	957	(691)	(299)
Labor expenses	(4,817)	(181)	(495)	(817)	(1,544)	(961)	-	(8,815)	(552)
Operating taxes and levies	(1,081)	(141)	(83)	(290)	(109)	(68)	-	(1,772)	(104)
Gain (losses) on disposal	-	1	201	(8)	-	52	-	246	(1)
Restructuring costs and similar items	(34)	(2)	(42)	(11)	(15)	(32)	-	(136)	(88)

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Reported EBITDA	8,569	839	1,347	2,993	1,276	105	-	15,129	1,349
Depreciation and amortization	(2,327)	(1,005)	(902)	(1,570)	(337)	(594)	-	(6,735)	(1,428)
Remeasurement resulting from business combinations	-	-	-	-	-	-	-	-	-
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-	642	-	642	-
Impairment of goodwill	-	-	-	(611)	-	-	-	(611)	-
Impairment of fixed assets	(1)	(2)	(2)	(212)	(1)	(162)	-	(380)	-
Share of profits (losses) of associates	-	-	-	(5)	2	(94)	-	(97)	-
Operating income	6,241	(168)	443	595	940	(103)	-	7,948	(78)
Finance costs, net								(2,033)	(52)
Income tax								(2,087)	10
Consolidated net income after tax								3,828	(120)
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,619	405	627	1,409	343	367	-	5,770	633
• telecommunications licenses	293	580	-	68	-	-	-	941	-
• financed through finance leases	-	5	-	-	-	175	-	180	-
TOTAL INVESTMENTS (3)	2,912	990	627	1,477	343	542	-	6,891	633

(1)  Including revenues of 5,141 million euros for France, 193 million euros for the United Kingdom, 34 million euros for Spain, 15 million euros for Poland, 421 million euros for the Rest of Europe and 1,297 million euros for the Rest of the World.

Including tangible and intangible assets of 232 million euros for France, 12 million euros for the United Kingdom, 34 million euros for the Rest of Europe and 65 million euros for the Rest of the World.

(2)  Including revenues of 1,450 million euros for France, 33 million euros for the United Kingdom, 28 million euros for the Rest of Europe and 99 million euros for the Rest of the World.

Including tangible and intangible assets of 532 million euros for France, 3 million euros for the United Kingdom, 3 million euros for the Rest of Europe and 4 million euros for the Rest of the World.

(3)  Including 2,432 million euros for other intangible assets and 4,459 million euros for other tangible assets.

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CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprises (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom-Orange	Discontinued operations		DT/FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Revenues	23,308	3,821	3,934	8,248	7,216	1,600	(2,624)	45,503	1,282	(20)	6,243
• external	22,138	3,777	3,892	7,884	6,742	1,070	-	45,503	1,275	(13)	6,243
• inter segment	1,170	44	42	364	474	530	(2,624)	-	7	(7)	-
External purchases	(8,971)	(2,640)	(1,796)	(4,140)	(4,310)	(3,468)	5,950	(19,375)	(920)	22	(4,396)
Other operating income	1,248	46	49	108	161	3,241	(4,280)	573	7	(37)	16
Other operating expense	(676)	(154)	(375)	(275)	(145)	(150)	954	(821)	(56)	35	(302)
Labor expenses	(4,950)	(175)	(555)	(726)	(1,485)	(1,323)	-	(9,214)	(97)	-	(456)
Operating taxes and levies	(1,086)	(132)	(80)	(260)	(118)	(35)		(1,711)	(22)		(35)
Gain (losses) on disposal	(3)	(1)	11	(5)	(1)	61	-	62	960	-	-
Restructuring costs and similar items	(57)	-	(8)	(9)	(19)	(587)	-	(680)	(57)	-	(82)
Reported EBITDA	8,813	765	1,180	2,941	1,299	(661)	-	14,337	1,097	-	988
Depreciation and amortization	(2,249)	(979)	(948)	(1,293)	(341)	(651)	-	(6,461)	-	-	(1,035)
Remeasurement resulting from business combinations	-	-	-	336	-	-	-	336	-	-	-
Impairment of goodwill	-	-	-	(509)	-	-	-	(509)	-	-	-
Impairment of fixed assets	(1)	(2)	(3)	(122)	-	1	-	(127)	(2)	-	-
Share of profits (losses) of associates	4	(2)	-	27	-	(43)	-	(14)	-	-	-

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprises (3)	International Carriers & Shared Services (4)	Eliminations	Total France Telecom-Orange	Discontinued operations		DT/FT joint venture
									United Kingdom (1)	Eliminations and other items	Everything Everywhere (100%) (2)
Operating income	6,567	(218)	229	1,380	958	(1,354)		7,562	1,095	-	(47)
Finance costs, net								(2,000)	(1)	-	(37)
Income tax								(1,755)	(24)	-	(15)
Consolidated net income after tax of continuing operations								3,807		-
Consolidated net income after tax of discontinued operations								1,070	1,070	-
Consolidated net income after tax								4,877		-	(99)
Investments in property, plant and equipment and intangible assets
• excluding telecommunications licenses	2,568	397	679	1,248	318	312	-	5,522	68	-	378
• telecommunications licenses	285	-	-	227	-	-	-	512	-	-	-
• financed through finance leases	-	5	1	-	5	142	-	153	4	-	-
TOTAL INVESTMENTS (5)	2,853	402	680	1,475	323	454	-	6,187	72	-	378

(1)  Net income of entities in the United Kingdom until April 1, 2010, disposal date (see Note 2).

(2)  Net income of the joint venture held at 50/50 by France Telecom (FT) and Deutsche Telekom (DT), which was created on April 1, 2010 and combines their UK activities (see Note 2).

(3)  Including revenues of 5,307 million euros for France, 259 million euros for the United Kingdom, 2 million euros for Poland, 23 million euros for Spain, 627 million euros for the Rest of Europe and 998 million euros for the Rest of the World.

Including tangible and intangible assets of 212 million euros for France, 9 million euros for the United Kingdom, 2 million euros for Spain, 34 million euros for the Rest of Europe and 66 million euros for the Rest of the World.

(4)  Including revenues of 1,478 million euros for France, 33 million euros for the United Kingdom, 5 million euros for the Rest of Europe and 84 million euros for the Rest of the World.

Including tangible and intangible assets of 451 million euros for France and 3 million euros for the Rest of the World.

(5)  Including 1,914 million euros for other intangible assets and 4,273 million euros for other tangible assets.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2012

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Goodwill	15,347	4,723	802	4,405	425	71	-	25,773	6,975
Other intangible assets	3,740	1,292	720	2,001	327	3,738	-	11,818	5,626
Property, plant and equipment	11,023	1,683	3,417	5,041	480	2,018	-	23,662	2,911
Interests in associates	4	2	5	794	123	6,503	-	7,431	20
Non-current assets included in the calculation of net financial debt							661	661	30
Other	4	-	-	55	9	1	4,439	4,508	340
Total non-current assets	30,118	7,700	4,944	12,296	1,364	12,331	5,100	73,853	15,902
Inventories	242	75	48	148	30	43	-	586	156
Trade receivables	1,924	428	345	1,151	743	575	(531)	4,635	956
Prepaid expenses	73	37	17	61	119	102	(21)	388	464
Current assets included in the calculation of net financial debt							8,467	8,467	1,037
Other	994	26	27	387	140	283	194	2,051	17
Total current assets	3,233	566	437	1,747	1,032	1,003	8,109	16,127	2,630
TOTAL ASSETS	33,351	8,266	5,381	14,043	2,396	13,334	13,209	89,980	18,532

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations .and unallocated items (3)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Equity							26,384	26,384	12,657
Non-current trade payables	134	5	185	13	-	-	-	337	-
Non-current employee benefits	2,017	6	93	76	228	569	-	2,989	75
Non-current liabilities included in the calculation of net financial debt							32,681	32,681	2,598
Other	823	171	67	124	8	143	1,336	2,672	500
Total non-current liabilities	2,974	182	345	213	236	712	34,017	38,679	3,173
Current trade payables	3,175	987	545	1,904	628	990	(532)	7,697	2,020
Current employee benefits	1,114	28	50	133	329	294	-	1,948	53
Deferred income	1,372	92	133	321	201	100	(21)	2,198	291
Current liabilities included in the calculation of net financial debt							7,447	7,447	41
Other	986	69	273	605	216	686	2,792	5,627	297
Total current liabilities	6,647	1,176	1,001	2,963	1,374	2,070	9,686	24,917	2,702
TOTAL LIABILITIES	9,621	1,358	1,346	3,176	1,610	2,782	70,087	89,980	18,532

(1)  Some trade receivables generated by the Enterprise segment (approximately 232 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 530 million euros for France, 17 million euros for the United Kingdom, 22 million euros for Spain, 81 million euros for the Rest of Europe and 156 million euros for the Rest of the World.

(2)  Including tangible and intangible assets of 2,558 million euros for France, 3,139 million euros for the United Kingdom, 10 million euros for the Rest of Europe and 47 million euros for the Rest of the World.

(3)  Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2011

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Goodwill	15,348	4,723	1,552	5,218	429	70	-	27,340	6,815
Other intangible assets	2,826	1,495	642	2,340	338	3,702	-	11,343	6,460
Property, plant and equipment	10,724	1,786	3,342	5,181	462	2,139	-	23,634	2,656
Interests in associates	6	1	4	988	26	6,919	-	7,944	2
Non-current assets included in the calculation of net financial debt							861	861
Other	3	2	(1)	5	10	74	4,316	4,409	289
Total non-current assets	28,907	8,007	5,539	13,732	1,265	12,904	5,177	75,531	16,222
Inventories	247	90	48	158	37	51	-	631	152
Trade receivables	2,459	468	340	1,089	750	818	(1,019)	4,905	1,051
Prepaid expenses	63	31	17	72	96	105	(16)	368	450
Current assets included in the calculation of net financial debt							9,430	9,430	338
Other	1,012	30	51	402	116	261	1,329	3,201	33
Total current assets	3,781	619	456	1,721	999	1,235	9,724	18,535	2,024
Assets held for sale (4)				2,017				2,017	-
TOTAL ASSETS	32,688	8,626	5,995	17,470	2,264	14,139	14,901	96,083	18,246

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations and unallocated items (3)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%)
Equity							29,592	29,592	13,468
Non-current trade payables	153	7	185	34	1	-	-	380	-
Non-current employee benefits	1,043	2	65	66	160	375	-	1,711	50
Non-current liabilities included in the calculation of net financial debt							34,232	34,232	1,052
Other	848	186	72	121	10	218	1,501	2,956	576
Total non-current liabilities	2,044	195	322	221	171	593	35,733	39,279	1,678
Current trade payables	3,397	1,284	718	1,892	695	1,187	(1,022)	8,151	2,004
Current employee benefits	1,017	27	54	159	325	288	-	1,870	32
Deferred income	1,478	103	133	360	188	76	(16)	2,322	300
Current liabilities included in the calculation of net financial debt							7,126	7,126	470
Other	1,351	60	751	608	187	379	3,367	6,703	294
Total current liabilities	7,243	1,474	1,656	3,019	1,395	1,930	9,455	26,172	3,100
Liabilities related to assets held for sale (4)				1,040				1,040	-
TOTAL EQUITY AND LIABILITIES	9,287	1,669	1,978	4,280	1,566	2,523	74,780	96,083	18,246

(1)  Some trade receivables generated by the Enterprise segment (approximately 192 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible assets of 512 million euros for France, 35 million euros for the United Kingdom, 4 million euros for Spain, 97 million euros for the Rest of Europe and 152 million euros for the Rest of the World.

(2)  Including tangible and intangible assets of 2,647 million euros for France, 3,138 million euros for the United Kingdom, 15 million euros for the Rest of Europe and 41 million euros for the Rest of the World.

(3)  Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

(4)  Relating to the sale of Orange Suisse (see Note 2).

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION FOR YEAR ENDED DECEMBER 31, 2010

(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items (4)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%) (1)
Goodwill	15,305	4,723	1,846	6,665	427	67	-	29,033	6,613
Other intangible assets	2,361	1,276	895	2,600	306	3,864	-	11,302	7,100
Property, plant and equipment	10,399	1,963	4,144	5,706	471	2,073	-	24,756	2,539
Interests in associates	61	-	1	819	25	7,270	-	8,176	14
Non-current assets included in the calculation of net financial debt							790	790	-
Other	-	2	-	5	12	2	5,068	5,089	313
Total non-current assets	28,126	7,964	6,886	15,795	1,241	13,276	5,858	79,146	16,579
Inventories	329	79	68	165	31	36	-	708	167
Trade receivables	2,995	500	412	1,104	819	894	(1,128)	5,596	951
Prepaid expenses	64	19	24	69	86	74	(13)	323	430
Current assets included in the calculation of net financial debt							5,993	5,993	608
Other	1,246	43	67	334	110	149	561	2,510	245
Total current assets	4,634	641	571	1,672	1,046	1,153	5,413	15,130	2,401
TOTAL ASSETS	32,760	8,605	7,457	17,467	2,287	14,429	11,271	94,276	18,980

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(in millions of euros)	France	Spain	Poland	Rest of the World	Enterprise (2)	International Carriers & Shared Services (3)	Eliminations and unallocated items (4)	Total France Telecom-Orange	DT/FT joint venture
									Everything Everywhere (100%) (1)
Equity							31,549	31,549	14,234
Non-current trade payables	187	11	189	79	-	-	-	466	-
Non-current employee benefits	1,111	7	87	128	137	374	-	1,844	-
Non-current liabilities included in the calculation of net financial debt							33,822	33,822	-
Other	906	128	48	120	9	308	1,485	3,004	716
Total non-current liabilities	2,204	146	324	327	146	682	35,307	39,136	716
Current trade payables	3,607	1,126	794	1,771	811	1,290	(1,125)	8,274	1,517
Current employee benefits	1,043	20	67	123	324	397	-	1,974	32
Deferred income	1,747	83	151	357	170	94	(14)	2,588	323
Current liabilities included in the calculation of net financial debt							4,909	4,909	1,456
Other	1,120	74	618	587	192	506	2,749	5,846	702
Total current liabilities	7,517	1,303	1,630	2,838	1,497	2,287	6,519	23,591	4,030
TOTAL EQUITY AND LIABILITIES	9,721	1,449	1,954	3,165	1,643	2,969	73,375	94,276	18,980

(1)  Statement of financial position of the joint venture held 50/50 by France Telecom (FT) and Deutsche Telekom (DT) which was created on April 1, 2010 and combines their UK activities (see Note 2).

(2)  Some trade receivables generated by the Enterprise segment (approximately 202 million euros) are included in the France segment, which is responsible for their collection.

Including tangible and intangible of 490 million euros for France, 4 million euros for Spain, 1 million euros for Poland, 35 million euros for the United Kingdom, 105 million euros for the Rest of Europe and 142 million euros for the Rest of the World.

(3)  Including tangible and intangible assets of 2,734 million euros for France, 3,139 million euros for the United Kingdom, 19 million euros for the Rest of Europe and 44 million euros for the Rest of the World.

(4)  Non-allocated assets and liabilities mainly include external financial debt, external cash & cash equivalent, current and deferred tax assets and shareholders’ equity (see Note 18.1).

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Notes to the consolidated financial statements

Notes index

NOTE 1          Description of business and basis of preparation of the consolidated financial statements

353

NOTE 2          Gains and losses on disposal and main changes in scope of consolidation

357

NOTE 3          Sales

363

NOTE 4          Purchases and other expenses

366

NOTE 5          Employee benefits

369

NOTE 6          Impairment losses and goodwill

376

NOTE 7          Other intangible assets and property, plant and equipment

380

NOTE 9          Interests in associates

384

NOTE 10        Financial assets, liabilities and financial results

386

NOTE 11        Information on market risk and fair value of financial assets and liabilities

397

NOTE 12        Income tax

406

NOTE 13        Shareholders’ equity

411

NOTE 14        Unrecognized contractual commitments

415

NOTE 15        Litigation

420

NOTE 16        Subsequent events

426

NOTE 17        Main consolidated entities

426

NOTE 18        Accounting policies

428

NOTE 19        Executive compensation

442

NOTE 20        Fees paid to Statutory Auditors

443

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NOTE 1    Description of business and basis of preparation of the consolidated financial statements

1.1       Description of business

The France Telecom-Orange group (hereafter called “the Group”) provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

The telecommunications operator activities are regulated and dependent upon the granting of licenses.

1.2       Basis of preparation of the 2012 consolidated financial statements

The consolidated financial statements were approved by the Board of Directors at its meeting of February 19, 2013 and will be submitted for approval at the Shareholders’ Meeting on May 28, 2013.

In accordance with European regulation No. 1606/2002 dated July 19, 2002, the 2012 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/index_en.htm). Comparative figures are presented for 2011 and 2010 compiled using the same basis of preparation.

Some items of the primary financial statements have been detailed in order to improve the consistency, both internally and with the notes. As a consequence, the comparative financial data have been adjusted.

For the reported periods, the accounting standards and interpretations endorsed by the European Union are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the carve-out of the IAS 39 standard and the standards and interpretations currently being endorsed, which has no effect on the Group accounts. Consequently, the Group financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2012 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2012 as well as the earlier application of the amendment to IAS 1 on the presentation of items of other comprehensive income and the revision of IAS 19:

Standard	Consequences for the Group
IAS 19 (revised 2011) Employee Benefits

The main changes are:

•

the removal of the option to defer the recognition of actuarial gains and losses, known as the “corridor method”, which has no effect on the financial statements as the Group already accounts for the actuarial gains and losses directly against other comprehensive income; and

•

the modification of the calculation of the finance cost component, due to the removal of the expected return on plan assets; and

•

the immediate expense of non-vested past service costs, which has no significant effect on the Group’s financial statements.

The standards and interpretations applicable from January 1, 2012 have no significant effect on the Group financial statements as of date.

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•

the recognition and measurement alternatives allowed by the IFRSs:

Standard		Alternative used
IAS 2	Inventories	Measurement of inventories determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the transition date (January 1, 2004 for the Group):

Standard		IFRS 1 alternative used
IFRS 2	Share-based Payment	Retrospective application of the provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the IFRS 3 provisions of this standard for business combinations prior to the transition date

Additional ownership interest purchase accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, with no remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the company’s status and deregulation of the telecommunications market in 1996

IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit of loss or as assets available for sale

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8:

Topic	Note
Presentation of consolidated financial statements	18.1
Contribution of a business to a joint venture	18.2
Operating taxes and levies	18.8
Income taxes	18.12
Non-controlling interests • change in ownership interest in a subsidiary • commitment to purchase non-controlling interests	18.13

Lastly, in the absence of any accounting standard or interpretation, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

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1.3       Standards and interpretations compulsory after December 31, 2012 with no early application elected by the Group

Among these standards and interpretations, those which could affect the Group’s future consolidated financial statements are:

Standard/Interpretation (application date for the Group)	Consequences for the Group
IFRS 9 Financial Instruments (January 1, 2015)

The standard is the first part of the three-part project that will supersede IAS 39 “Financial Instruments: Recognition and Measurement”.

This first part deals with the classification and the measurement of financial instruments. The effects of its application cannot be analyzed separately from the two other parts not yet published and which should retrospectively address the impairment methodology for financial assets and hedge accounting.

IAS 28 (revised 2011) Investments in Associates and Joint Ventures (January 1, 2013)

This standard relates to the accounting for joint ventures and associates under the equity method.

The revision clarified that the gain or loss previously recognized in other comprehensive income shall be reclassify to profit or loss up to the proportion relating to the decrease in ownership interest whenever the equity method is applied.

Disclosures are now covered by IFRS 12.

This revision will have no consequence on the Group’s financial statements reported as at December 31, 2012.

IFRS 10 Consolidated Financial Statements (January 1, 2013)

IFRS 10 supersedes SIC-12 and IAS 27 for the part relating to the consolidated financial statements.

This standard deals with the consolidation of subsidiaries and structured entities, and redefines control which is the basis of consolidation.

Based on the current reading of the standard’s provisions, the retrospective application of this standard on the Group’s consolidation scope will have no effect on the Group’s financial statements reported as at December 31, 2012.

IFRS 11 Joint Arrangements (January 1, 2013)

IFRS 11 supersedes IAS 31 and SIC-13.

This standard deals with the accounting for joint arrangements. The definition of joint control is based on the existence of an arrangement and the unanimous consent of the parties which share the control. There are two types of joint arrangements:

•

joint ventures: the joint venturer has rights to the net assets of the entity to be accounted for using the equity method, which is the method currently applied by the Group; and

•

joint operations: the parties to joint operations have direct rights to the assets and direct obligations for the liabilities of the entities which should be accounted for as arising from the arrangement.

The retrospective application of this standard impacts only two entities BuyIn and Networks! Sp. z o.o. which will qualify as joint operations under IFRS 11 instead of jointly controlled entities under IAS 31. The IFRS 11 application will have no significant effect on the Group’s financial statements presentation reported as at December 31, 2012.

IFRS 12 Disclosure of Interest in Other Entities (January 1, 2013)

IFRS 12 supersedes disclosures requirements previously included in IAS 27, IAS 28 and IAS 31.

This standard includes all the disclosures related to subsidiaries, joint ventures, associates, consolidated and unconsolidated structured entities.

The implementation of this standard will not substantially change the disclosures provided by the Group.

IFRS 13 Fair Value Measurement (January 1, 2013)

IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurement. It:

•

defines fair value;

•

sets out a framework for measuring fair value; and

•

requires disclosures about fair value measurements, including the fair value hierarchy already set out in IFRS 7.

This standard is applicable prospectively and has no effect on the fair value currently measured by the Group. The clarifications provided by the standard has no expected effect on the fair value measurement.

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1.4       Use of estimates and judgment

In preparing the Group’s consolidated financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. Management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2012 May subsequently be changed.

Group management also uses its judgment to define appropriate accounting policies to apply to certain transactions when the current IFRS standards and interpretations do not specifically deal with related accounting issues.

The underlying assumptions used for significant estimates are explained in the Note 18 and in the following notes to the financial statements:

Estimate		Nature of estimate
Note 2	Changes in scope of consolidation

Identification of intangible assets acquired through business combinations and selection of key measurement methods and assumptions

Goodwill allocation to Cash-Generating Unit (CGU)

Remeasurement at fair value of the previously held equity interest due to a step-acquisition or loss of control with residual equity interest

Note 3	Revenue

Identification of separable components of a bundled offer based on the individual components relative fair value

Period of straight-line recognition of revenue relating to invoiced service access fees depending on the nature of product and historical contractual relationship

Reporting of revenue on a net versus gross basis (depending on an analysis of the Group’s involvement as either principal or agent)

Note 4	Purchases and other expenses	Provision for claims and litigation: assumptions underlying legal assessment and risk measurement
Note 5	Employee benefits	Discount rate, inflation rate, salary increases, mortality table Participation rate of seniors to the specific plans (particularly the French part-time for seniors plan)
Note 6	Impairment losses and goodwill

Level of grouping of CGUs for goodwill impairment testing

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and EBITDA multiples for comparable companies or transactions, cash flows)

Assessment of the economic and financial environment of the countries in which the Group operates

Note 7	Property, plant and equipment, intangible assets other than goodwill

Assessment of assets’ useful life based on assessment of the technological, legal or economic environments

Provision for dismantling and restoring sites: dismantling timeframe, discount rate, expected cost

Note 11	Fair value of financial assets and liabilities	Models, selection of parameters
Note 12	Income tax	Assumptions used for recognition of deferred tax assets arising from the carryforward of unused tax losses Assessment of technical merits of the tax legislation positions

The key sources of variability of the Group’s net income are related to claims and litigation (Notes 4 and 15), impairment of assets (Note 6) and the assessment of technical merits of tax legislation positions (Note 12).

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NOTE 2    Gains and losses on disposal and main changes in scope of consolidation

2.1       Net gain on disposal

The net gain on disposal was 158 million euros in 2012, compared to 246 million euros in 2011 and 62 million euros in 2010. In 2012, the gain results mainly from the sale of Orange Suisse for 92 million euros and the disposal of property assets for 53 million euros. In 2011, the gain resulted mainly from the sale of TP Emitel for 197 million euros and the sale of property assets for 40 million euros. In 2010, the gain on disposal of property assets amounted to 21 million euros.

2.2       Main changes in scope of consolidation

Changes in scope of consolidation during 2012

Egypt

Description of transaction

On April 11, 2012, France Telecom-Orange and Orascom Telecom Media and Technology Holding S.A.E. (OTMT) signed agreements amending their 2010 agreements covering the partial disposal of ECMS shares held directly and indirectly by OTMT, the evolution of partnership between France Telecom-Orange and OTMT and the terms and conditions for OTMT’s future exit from ECMS.

On April 12, 2012, MT Telecom SCRL, a wholly-owned subsidiary of France Telecom-Orange, filed an application to launch a tender offer for 100% of the ECMS shares at a price of 202.5 Egyptian pounds per share. The Egyptian Financial Supervisory Authority (EFSA) approved this transaction on April 22, 2012 and the tender offer was carried out from April 24 to May 23, 2012. At the end of the tender offer period, MT Telecom acquired 93.92% of ECMS. The remainder of the shares is held by OTMT (which retains a 5% stake as provided for under the agreements) and the public that did not tender their shares to the offer (who retains 1.08%). In addition, the Group sold 28.75% of MT Telecom’s voting rights to OTMT, which continues to be represented on the Board of Directors of ECMS.

The Group granted OTMT a put option for the 5 million ECMS shares (representing 5% of the share capital) which OTMT still owns. This option is exercisable in one-third increments each year, from 2015 to 2017, during the period from January 1 to February 28 in each of those years. The exercise price per ECMS share will accrete over time, ranging from 33.69 euros in 2015 to 37.14 euros in 2017. The exercise of this option in its entirety will automatically lead to the disposal of OTMT’s 28.75 million voting rights in MT Telecom at accreting prices per voting right ranging from 1.68 euros in 2015 to 1.86 euros in 2017. OTMT also has a put option on its voting rights in MT Telecom in the event of termination of the shareholders’ agreement under the conditions provided in the agreement, as well as an exit right for all of its interests in ECMS and MT Telecom in the event that France Telecom-Orange transfers shares to a third party.

Furthermore, France Telecom-Orange has a call option covering all of OTMT’s interests in ECMS, which is exercisable from 2013 to 2017 during the period from January 1 to February 28, at a price to be determined under the same conditions as those applying to the put option granted by the Group to OTMT (from 30.56 euros per share in 2013 to 37.14 euros per share in 2017). Under the 2012 agreements, France Telecom-Orange also has a call option on the ECMS shares held by OTMT in the event of a change of control over OTMT, at a price based on the market value of ECMS. OTMT also granted France Telecom-Orange a right of first refusal over any sale by OTMT of its interest in ECMS.

In accordance with the 2012 agreements, the services contract between OTMT and ECMS has been assigned to France Telecom-Orange in consideration for payment to OTMT of 110 million euros compensation during the last quarter of 2012.

Lastly, the Group made a commitment to the Arab Republic of Egypt to ensure that 15% of ECMS’s shares are held by Egyptian shareholders, and, in the event that France Telecom-Orange cannot achieve this within one year from the date of signature of the agreements, it will grant under certain conditions to the Arab Republic of Egypt a call option giving it the right to acquire at a market price a number of shares such that 15% of ECMS’s shares will be owned by Egyptian shareholders.

Accounting effects in 2012

The accounting principles pertaining to transactions with non-controlling shareholders are described in Note 18.13 of the Group’s consolidated financial statements for the year ended December 31, 2012.

The 2012 agreements are considered as a transaction with non-controlling interests to be accounted for as an equity transaction.

The amount of the financial debts recognized under the terms of the 2010 agreements due to the put option granted to OTMT and the triggering of a public tender offer for the ECMS shares held by the free float (1,937 million euros at December 31, 2011) was revised as of the effective date of the 2012 agreements. The accounting principle applied by the Group is to recognize any change in the value of financial liabilities relating to the purchase commitments granted to the non-controlling interests against net financial income. Consequently, the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float resulted in a reduction in financial debts, with the recognition of financial income of 272 million euros in the first half of 2012, as of the date on which the 2012 agreements became effective.

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The Group paid out 1,489 million euros (excluding the effects of foreign exchange hedges) for the purchase of the ECMS shares from OTMT and the free float, which was classified as cash used in financing activities in the consolidated statement of cash flows.

The Group’s net debt resulting from the commitments to the ECMS shares was reduced by 228 million euros in 2012, broken down into 272 million euros in respect of the revision of the 2010 agreements and (44) million euros in respect of the periodic revision of the commitment (price and foreign exchange effect).

An outstanding financial liability of 220 million euros was recognized due to the put option held by OTMT for its remaining interests in ECMS and MT Telecom as at December 31, 2012. During the last quarter of 2012, the Group also paid the 110 million euros compensation and related stamp duties of 6 million euros which were accounted for against operating income.

Disposal of Orange Suisse

Following the agreement signed on December 23, 2011 and the approval of all the regulatory authorizations, France Telecom-Orange sold the Orange Communication S.A. (Orange Suisse) to Matterhorn Mobile S.A. on February 29, 2012.

Orange Suisse assets and liabilities were classified respectively as assets held for sale and liabilities related to assets held for sale in the statement of financial position as at December 31, 2011.

Based on an enterprise value of 2 billion Swiss francs, i.e 1.6 billion euros, the net cash amount received by France Telecom-Orange amounted to 1,482 million euros, including the acquisition-related costs (primarily mobile frequencies acquisition costs, granted in February 2012), and 1,386 million euros including the amount paid for the currency hedge settlement.

The gain recorded on the Orange Suisse disposal was 92 million euros on December 31, 2012 (after transaction costs revision and post-closing adjustment on net financial debt and working capital).

(in millions of euros)		December 31, 2012
Fair value of interest in Orange Suisse		1,638
Mobile frequencies		(115)
Others transaction costs		(41)
Orange Suisse net value, excluding net debt	a	1,482
Orange Suisse net debt due to France Telecom-Orange (1)	b	(413)
Book value of Orange Suisse	c	1,020
Reclassification adjustment of other comprehensive income in net income for the period (2)	d	43
Gain on disposal	a+b-c+d	92

(1)  This net debt was reimbursed to France Telecom-Orange on the closing date.

(2)  Including 167 millions of euros of cumulative translation adjustments, (96) million euros related to the amount paid for the currency hedge settlement, (39) millions of euros of actuarial losses and 11 millions of euros of income tax on those items.

As a consequence of this transaction, the contractual commitment due to the possible application of common warranty clauses is capped at 200 million Swiss francs. These warranties will expire on June 30, 2013, except for tax issues and guarantees upon capital property, which expire at the end of the regulatory limitation period.

Moreover, France Telecom-Orange is likely to benefit from contingent additional considerations if, in the forthcoming years, Orange Suisse participates to a merger within the Swiss telecommunications market or is involved in a significant mobile access network sharing with its competitors.

Orange Cinéma Séries-OCS

In accordance with the partnership signed in November 2011, Canal+ Group acquired in April 2012 a 33.3% ownership in Orange Cinéma Séries-OCS. This partnership includes commercial agreements for which the two groups are required to distribute Orange Cinéma Séries-OCS TV packages.

In application of the decision rendered by the French competition authority on July 23, 2012, Canal+ Group entered into a process of designation of two independent Board members, in place of its current members but will keep its ownership in Orange Cinéma Séries-OCS. These injunctions have no impact on the implementation of the distribution contracts.

Telkom Kenya

In August 2012, France Telecom-Orange acquired the 11% stake in Telkom Kenya held by Alcazar Capital Limited.

Furthermore, in December 2012, the Group entered into an agreement with the Kenyan government on the following main terms:

•

the shareholder loans of the Kenyan government and France Telecom-Orange, for respectively 7.1 billion Kenyan shillings (63 million euros) and 147 million euros, were converted into equity;

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•

France Telecom-Orange wrote off the balance of its shareholder loan, i.e. 299 million euros;

•

the Kenyan government’s stake in Telkom Kenya decreased from 49% to 30%, thereby increasing France Telecom-Orange’s stake to 70% at December 31, 2012.

Lastly, the agreement provides an option for the Kenyan government to increase its equity interest to 40% in consideration for a cash contribution of 2.4 billion Kenyan shillings (approximately 22 million euros) during the first half of 2013.

In 2012, as a result of these transactions, (241) million euros of equity attributable to non-controlling interests were reclassified to equity attributable to the owners of the parent.

Changes in scope of consolidation during 2011

Dailymotion

In April 2011, the Group entered into an agreement to acquire 49% of Dailymotion, an online video website, for a total consideration of 66 million euros, including acquisition-related costs and shareholder’s loan.

As France Telecom-Orange exercises significant influence over Dailymotion, the investment was accounted for under the equity method.

Note 14.6 describes the Group’s unrecognized contractual commitments with respect to the Dailymotion shares.

TP Emitel

On June 22, 2011, TP S.A. sold TP Emitel, a subsidiary dedicated to building, leasing and maintaining radio and TV broadcasting infrastructures, to a private investment fund for consideration of 432 million euros, after transaction costs and excluding divested cash (22 million euros).

Considering the goodwill allocated to the divested subsidiary (106 million euros), the sale of TP Emitel generated a gain of 197 million euros. Based on France Telecom-Orange’s 50.21% ownership interest in the TP Group, the impact on net income attributable to owners of the parent was 46 million euros.

Korek Telecom

On July 27, 2011, France Telecom-Orange and Agility acquired a 44% equity interest in Iraqi mobile operator Korek Telecom via a joint company owned 54% by Agility and 46% by France Telecom-Orange. Consequently, the Group holds a 20% indirect interest in Korek Telecom.

The cash consideration for this acquisition amounted to 305 million euros, including 177 million euros for the purchase price consideration for the shares (including acquisition-related costs) and a shareholder’s loan of 128 million euros.

As France Telecom-Orange exercises significant influence over Korek Telecom, the investment has been accounted for under the equity method.

Note 14.6 describes the Group’s unrecognized contractual commitments with respect to the Korek Telecom shares.

Compagnie Européenne de Téléphonie

On July 29, 2011, France Telecom-Orange acquired control over Compagnie Européenne de Téléphonie by increasing its ownership interest in the Company to 100%. The cash consideration for this acquisition amounted to 61 million euros.

This transaction led to the recognition of 42 million euros of goodwill, after allocating the acquisition cost to the assets acquired (mainly consisting of leasehold rights) and liabilities assumed.

Congo Chine Telecom

On October 20, 2011, France Telecom acquired 100% of Congo Chine Telecom, a mobile operator in the Democratic Republic of the Congo. After taking into consideration price adjustments of (23) million euros, the transaction cost amounted to 129 million euros.

The final goodwill recognized on acquisition amounted to 86 million euros, after adjustments to the opening balance sheet and identification of assets acquired and liabilities assumed.

(in millions of euros)	Fair value
Other intangible assets (licenses)	53
Property, plant and equipment	77
Other non current assets	1
Total non-current assets	131
Total current assets	8
Non-current financial liabilities at amortized cost excluding trade payables	39
Total non-current liabilities	39
Total current liabilities	57
Net assets acquired	43
Goodwill	86
Purchase price consideration	129

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Changes in scope of consolidation during 2010

Joint venture Everything Everywhere (Orange in the United Kingdom – T Mobile UK)

On November 5, 2009, France Telecom-Orange and Deutsche Telekom entered into an agreement to combine their activities in the United Kingdom into a 50/50 joint venture. The closing date of that agreement was April 1, 2010, following approval by the competition authorities.

The mobile and internet Orange entities in the United Kingdom concerned by the agreement are those of the former operating segment, mainly composed of Orange Personal Communication Services Ltd, Orange Retail Ltd and Orange Home UK.

The France Telecom-Orange Group companies and Deutsche Telekom Group companies were transferred to the joint venture, with net debt of 1.25 billion pounds sterling for the former and zero for the latter, together with the operating cash flow generated since June 30, 2009. Following a loan of 625 million pounds sterling by Deutsche Telekom to the joint venture, the joint venture repaid 625 million pounds sterling to France Telecom-Orange.

The main accounting effects of the transaction are set forth below:

•

Until April 1, 2010:

•

the assets and liabilities of the relevant entities have been presented separately from other assets and liabilities in the consolidated statement of financial position, under the headings Assets held for sale and Liabilities related to assets held for sale, respectively,

•

the net income of these entities has been reported on a separate line item in the income statement, Consolidated net income of discontinued operations, for a total amount of 1,070 million euros,

•

any cash flow item remains reported in the consolidated statement of cash flows.

•

Since April 1, 2010, France Telecom-Orange has lost control of Orange in the United Kingdom and owns a 50% interest in the joint venture Everything Everywhere, consisting of the ownership interest retained in Orange in the United Kingdom and the ownership interest acquired in T Mobile UK. As at that date, this resulted in the accounting for a 1,026 million euros gain on disposal included in Consolidated net income of discontinued operations and in the recognition at fair value of the 50% stake in the joint venture Everything Everywhere of 7,259 million euros in assets under the Interests in associates, representing the ownership interest in the enterprise value of 13.7 billion pounds sterling (15.4 billion euros) less net debt of 0.8 billion pounds sterling (0.9 billion euros). The fair value was based on the present value of future cash flows and the estimate was compared to other generally accepted methods.

The cash flows of the joint venture are not presented in the consolidated statement of cash flows, as the joint venture is accounted for under the equity method.

•

Gain on disposal:

(in millions of euros)	December 31, 2010
Fair value of interest in Everything Everywhere	7,259
Costs to sell	(4)
Net fair value of the share in Everything Everywhere (a)	7,255
Book value of Orange in the United Kingdom (b)	5,198
Gain on disposal (a-b)	2,057
o/w disposal of the ownership interest in Orange in the United Kingdom	1,028
o/w remeasurement at fair value of the retained ownership interest in Orange in the United Kingdom	1,028
Reclassification adjustment of other comprehensive income in net income for the period (c)	1,031
Gain on disposal (a-b-c)	1,026

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The fair value of the 50% ownership interest in Everything Everywhere amounting to 7,259 million euros has been allocated to assets acquired and liabilities assumed, as follows:

(in millions of euros)	Carrying value of contributed assets and liabilities transferred by the two shareholders at 100%	Fair value adjustments at 100%	Joint venture net assets at fair value at 100%
Goodwill	342	(342)	-
Other intangible assets	6,472	1,117	7,589
o/w licenses	6,054	(1,916)	4,138
o/w subscriber bases	-	2,989	2,989
Property, plant and equipment	3,334	(983)	2,351
Other non-current assets	516	1,165	1,681
Total non-current assets	10,664	957	11,621
Total current assets	2,252	-	2,252
Non-current provisions	607	-	607
Other non-current liabilities	2,021	852	2,873
Total non-current liabilities	2,628	852	3,480
Total current liabilities	2,273	-	2,273
Net assets acquired	8,015	105	8,120
Net assets acquired attributable to owners of France Telecom-Orange (A)	4,007	53	4,060
Goodwill (B)			3,199
Purchase price consideration (A)+(B)			7,259

Subscriber bases were measured using the future cash flows generated by existing subscribers at the closing date method. They are amortized over periods ranging from 4 to 9 years.

Licenses were measured based on the present value of future cash flows for a new entrant onto a new market (Greenfield method). They are amortized over 11 years.

The assets (property, plant and equipment) of the networks of Orange in the United Kingdom and of T Mobile UK were measured using the “replacement cost” method incorporating technological, functional and economic obsolescence, and on the basis of a unified UMTS network.

A deferred tax asset on T Mobile tax loss carry forwards was recognized for an amount of 538 million euros.

The 3,199 million euros in goodwill corresponds to the amount not allocated to identifiable assets and in particular to commercial costs and network synergies that are expected from combining the two entities.

Egypt – Agreement with Orascom Telecom on Mobinil

Until July 13, 2010, the Group’s investment in Mobinil and ECMS (interests in jointly controlled entities) and the related income were accounted for under the equity method, and the commitments arising from the agreements qualified as unrecognized contractual commitments.

When the agreements came into effect on July 13, 2010 and after the amendment and restatement of the shareholders’ agreement between France Telecom-Orange and Orascom Telecom relating to Mobinil, as of that date, the Group’s investment in Mobinil and ECMS was fully consolidated. This resulted in:

•

the expensing of acquisition-related costs over the period;

•

the recognition in the cost of the Mobinil shares of the 300 million US dollars paid and an additional consideration of 218 million euros relating to the put option granted to Orascom Telecom;

•

the recognition of a gain of 336 million euros resulting from the remeasurement of the previously held equity interest in Mobinil based on the ECMS quoted share price at July 13, 2010;

•

the recognition of non-controlling interests at fair value based on the ECMS quoted share price at July 13, 2010, in accordance with the option provided by IFRS 3R;

•

the reclassification of non-controlling interests from equity to financial debt, in an initial amount of 1,935 million euros (1,937 million euros at December 31, 2011), due to the put option held by Orascom Telecom and to the public tender offer for the ECMS shares held by minority shareholders that would be triggered by the exercise of this option under current Egyptian securities regulatory law.

The amount of financial debt is remeasured at the end of each reporting period as an off-set to finance income, based on the maturity schedule agreed by France Telecom-Orange and Orascom Telecom.

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Remeasurement of the previously held equity interest in Mobinil:

(in millions of euros)	July 13, 2010
Fair value of previously held equity interest in Mobinil	843
Transaction costs	(5)
Net fair value of interest in Mobinil	838
Carrying value of Mobinil and ECMS	562
Remeasurement	276
Reclassification adjustment of other comprehensive income in net income for the period	(60)
Remeasurement of the previously held equity interest in Mobinil	336

The Group mesured the value of the identifiable assets and liabilities of Mobinil and ECMS to allocate the purchase price consideration for Mobinil as follows:

(in millions of euros)	Carrying value at July 13, 2010	Allocation of purchase price	Fair value at July 13, 2010
Other intangible assets	627	1,104	1,731
o/w brand	-	112	112
o/w subscriber base	-	350	350
o/w licenses	397	642	1,039
Property, plant and equipment	996	-	996
Other non-current assets	13	-	13
Total non-current assets	1,636	1,104	2,740
Total current assets	269	-	269
Non-current financial liabilities at amortized cost excluding trade payables	783	-	783
Other non-current liabilities	133	221	354
Total non-current liabilities	916	221	1,137
Total current assets	625	-	625
Net assets acquired	364	883	1,247
o/w attributable to owners of France Telecom-Orange			453
o/w attributable to non-controlling interests			794
Goodwill			1,529
Purchase price consideration			2,776

Médi Telecom

On December 2, 2010, France Telecom-Orange acquired 40% of the share capital and voting rights of Medi Telecom, the second largest global telecom operator in Morocco.

The cash consideration for this acquisition amounted to 744 million euros, including 666 million euros for the purchase price consideration for the shares (including 26 million euros of acquisition-related costs) and 78 million euros to acquire 40% of Medi Telecom’s shareholders’ accounts. Following the issuance of 1.2 billion dirhams in bonds carried out by Medi Telecom in January 2011, Medi Telecom repaid 43 million euros of France Telecom-Orange’s shareholder advance on January 31, 2011.

Goodwill of 379 million euros was recognized upon the acquisition of Medi Telecom, which is accounted for under the equity method, after allocating the purchase price to subscriber bases representing 43 million euros based on the percentage ownership interest.

Note 14.6 describes the France Telecom-Orange Group’s unrecognized contractual commitments with respect to the Medi Telecom shares.

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NOTE 3    Sales

3.1       Revenues

France Telecom-Orange generates substantially all of its revenues from services. Services cover all personal communication (mobile telephony), home communication (fixed-line, Internet and services to operators) and services for businesses.

Enterprise operating segment product lines correspond to following activities:

•

legacy networks comprise products and solutions provided to customers to ensure the continuity of their operations and to initiate their migration towards newer solutions;

•

mature networks comprise products and solutions that have reached a certain level of maturity, such as IPVPN, broadband and very high speed broadband or broadcasting;

•

growing networks comprise VoIP, image and videoconferencing ranges, and satellite access infrastructures, WiFi and fiber optics;

•

services include platform services (customer relationship management, messaging, hosting, cloud computing, machine-to-machine), collaborative services and sales of equipment associated with integration services.

(in millions of euros)	2012	2011	2010
France	21,431	22,534	23,308
Personal communication services	10,686	10,921	10,832
Home communication services	12,375	12,860	13,536
Intra-segment eliminations	(1,630)	(1,247)	(1,060)
Spain	4,027	3,993	3,821
Personal communication services	3,262	3,286	3,158
Home communication services	765	707	663
Poland	3,381	3,625	3,934
Personal communication services	1,787	1,871	1,930
Home communication services	1,873	2,013	2,260
Intra-segment eliminations	(279)	(259)	(256)
Rest of the World (1)	8,281	8,795	8,248
Enterprise	7,001	7,101	7,216
Legacy networks	1,872	2,182	2,437
Mature networks	2,895	2,782	2,793
Growing networks	402	366	321
Services	1,832	1,771	1,665
International Carriers & Shared Services	1,623	1,610	1,600
International Carriers	1,382	1,361	1,369
Shared Services	241	249	231
Inter-segment eliminations	(2,229)	(2,381)	(2,624)
TOTAL	43,515	45,277	45,503
(1) Primarily from personal communication services.

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3.2       Other operating income

Other operating income includes late-payment interests on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damages as well as penalties and reimbursements received.

At December 31, 2012, other operating income included in particular the payment, by Euskaltel of a 204 million euros in damages to France Telecom-Orange (see Note 15.5).

3.3       Trade receivables

The France Telecom-Orange Group is committed to trade receivables securitization programs in France. As France Telecom S.A. and Orange France S.A. retain the risks related to the securitized trade receivables, and in particular the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (1,513 million euros at December 31, 2012) and the external liabilities of the securitization vehicles (852 million euros at December 31, 2012) remain on the statement of financial position.

At December 31, 2012, the financing ceiling of the securitization programs remains the same as 2011 and amounts to 855 million euros. Financing is assured for terms of 3 and 5 years.

Telecommunications services provided to governmental authorities as well as those to its various local and regional authorities are rendered on an arm’s length basis.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Trade receivables depreciated according to their age	1,000	1,000	1,087
Trade receivables depreciated according to other criteria	472	321	392
Net trade receivables past due	1,472	1,321	1,479
Not past due	3,163	3,584	4,117
Net trade receivables	4,635	4,905	5,596

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Past due - under 180 days	734	730	927
Past due - 180 to 360 days	92	123	29
Past due - over 360 days	174	147	131
Total net trade receivables past due and depreciated according to their age	1,000	1,000	1,087

The table below provides an analysis of the change in provision for trade receivables in the statement of financial position:

(in millions of euros)	2012	2011	2010
Allowances on trade receivables - Opening balance	(775)	(835)	(961)
Net addition with impact on income statement	(285)	(296)	(254)
Losses on trade receivables	365	343	416
Translation adjustment	(52)	10	(36)
Reclassification to assets held for sale	(1)	3	-
Allowances on trade receivables - Closing balance	(748)	(775)	(835)

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3.4       Deferred income

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Prepaid cards	370	433	464
Service access fees	757	769	844
Loyalty programs	123	146	199
Other deferred revenue	909	932	1,016
Other deferred operating income	39	42	65
TOTAL	2,198	2,322	2,588

3.5       Other assets

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Advances and downpayments	134	236	297
Submarine cable consortiums	320	648	523
Other	286	276	248
TOTAL	740	1,160	1,068
o/w other non-current assets	70	94	21
o/w other current assets	670	1,066	1,047

Other assets relating to Submarine cable consortiums are receivables from submarine cable consortium members when France Telecom-Orange is in charge of centralizing the payments to the equipment suppliers that build and manage these cables. These receivables are offset by liabilities in the same amount (see Note 4.7). The change in the value compared with December 31, 2011 is primarily due to the commissioning of the first part of the Africa Coast to Europe submarine cable.

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NOTE 4    Purchases and other expenses

4.1       External purchases

External purchases comprise:

•

commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding costs, and content costs;

•

service fees and inter-operator costs: external purchases including network expenses and interconnection fees;

•

other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses;

•

other external purchases: external purchases including overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing fees and other external services, net of capitalized goods and services produced.

(in millions of euros)	2012	2011	2010
Commercial expenses and costs of content rights	(6,726)	(7,490)	(7,199)
o/w advertising, promotional, sponsoring and rebranding costs	(1,047)	(1,054)	(1,036)
o/w costs of content rights (1)	(423)	(449)	(529)
Service fees and inter-operator costs	(5,496)	(5,883)	(6,046)
Other network expenses, IT expenses	(2,922)	(2,752)	(2,730)
Other external purchases (1)	(3,956)	(3,513)	(3,400)
TOTAL	(19,100)	(19,638)	(19,375)
o/w rental expenses	(1,240)	(1,191)	(1,162)

(1)  After 174 million euros in reversals from provisions for onerous contracts for content publisher operations (151 million euros allocated to content cost and 23 million euros to other external purchases).

4.2       Other operating expense

Other operating expense includes allowances and losses on trade receivables, universal service charges and the effects of litigations.

At December 31, 2012, other operating expense mainly includes the 110 million euro payment to OTMT related to the transaction in Egypt (see Note 2.2).

4.3       Restructuring

(in millions of euros)	2012	2011	2010
Restructuring costs related to staff	(40)	(118)	(129)
Channel publishers’ businesses (1)	-	(19)	(547)
o/w Sport businesses	-	2	(319)
o/w Cinema businesses	-	(21)	(228)
Other restructuring costs	3	1	(4)
TOTAL	(37)	(136)	(680)
(1) Including the International Carriers & Shared Services.

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(in millions of euros)	2012	2011	2010
Restructuring provision - opening balance	402	650	149
Additions with impact on income statement (1)	20	90	657
Reversals with impact on income statement	(7)	(5)	(10)
Discounting with impact on income statement	1	0	1
Utilizations without impact on income statement	(220)	(328)	(95)
Changes in consolidation scope, reclassifications and translation adjustments	(42)	(3)	3
Reclassification to assets held for sale	(1)	(2)	(55)
Restructuring provision - closing balance	153	402	650
o/w non-current provisions	98	125	286
o/w current provisions	55	277	364
(1) Including, at December 2010, the International Carriers & Shared Services related to content publishers’ operations.

4.4       Broadcasting rights and equipment inventories

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Handset inventories	508	545	642
Other products/services sold	25	34	34
Available broadcasting rights	43	46	30
Other supplies	71	75	78
Gross value	647	700	784
Depreciation	(61)	(69)	(76)
Provision	586	631	708

The handset inventories include 182 million euros related to inventories treated as consignment with distributors in 2012 (135 million euros in 2011 and 132 million euros in 2010) which for accounting purposes, are qualified as agents in the sales of handsets bought with the Group.

4.5       Trade payables

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Fixed assets payables	2,373	2,618	2,623
Trade payables	5,661	5,913	6,117
TOTAL TRADE PAYABLES	8,034	8,531	8,740
o/w non-current trade payables	337	380	466
o/w current trade payables	7,697	8,151	8,274

4.6       Prepaid expenses

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Prepaid external purchases	364	338	295
Other prepaid operating expenses	24	30	28
TOTAL	388	368	323

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4.7       Other liabilities

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Litigations	487	994	831
Cable network access fees	423	448	514
Submarine cable consortium (1)	320	648	523
Other	610	623	610
TOTAL	1,840	2,713	2,478
o/w other non-current liabilities	560	701	743
o/w other current liabilities	1,280	2,012	1,735
(1) See Note 3.5.

(in millions of euros)	2012	2011	2010
Provisions for litigation - opening balance	994	831	524
Additions with impact on income statement	112	227	384
Reversals with impact on income statement	(23)	(30)	(22)
Discounting with impact on income statement	3	1	-
Utilizations without impact on income statement (1)	(586)	(46)	(121)
Changes in consolidation scope, reclassifications and translation adjustments	(13)	11	66
Reclassification to assets held for sale	-	-	-
Provisions for litigations - closing balance	487	994	831
o/w non-current provisions	119	49	52
o/w current provisions	368	945	779
(1) Including, at December 2012, the reversal by TP S.A. of the litigation with DPTG (see Note 15.3).

The Group’s main litigations are described in Note 15.

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NOTE 5    Employee benefits

5.1       Labor expenses

(in millions of euros)	Notes	2012	2011	2010
Wages and employee benefit expenses		(10,173)	(8,556)	(8,875)
o/w
• Wages and salaries		(6,404)	(6,328)	(6,143)
• Social security charges		(2,368)	(2,169)	(2,120)
• French part-time for seniors plans	5.2	(1,245)	29	(492)
• Capitalized costs (1)		639	637	565
• Other labor expenses (2)		(795)	(725)	(685)
Employee profit sharing		(196)	(215)	(325)
Share-based compensation	5.3	6 (3)	(44)	(14)
TOTAL		(10,363)	(8,815)	(9,214)

(1)  Capitalized costs correspond to labor expenses included in the cost of assets produced by the Group.

(2)  Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

(3)  Including 5 million euros offset in equity.

5.2       Employee benefits

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Post employment benefits	816	666	632
Other long-term benefits	2,442	1,251	1,328
o/w French part-time for seniors plans	2,036	945	1,050
Provision for employment termination benefits	1	25	135
Other employer-related payables and payroll taxes due	1,639	1,600	1,682
Provision for social risks and litigations	39	39	41
TOTAL	4,937	3,581	3,818
o/w non-current employee benefits	2,989	1,711	1,844
o/w current employee benefits	1,948	1,870	1,974

(in millions of euros)	Statement of financial position at December 31, 2012	Schedule of undiscounted future cash flows
	Total	2013	2014	2015	2016	2017	from 2018 to 2022
French part-time for seniors plan	2,036	243	283	336	400	454	799
Pensions and other post-employment benefits	1,222	69	91	68	62	73	358
TOTAL	3,258	312	374	404	462	527	1,157

Types of post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom S.A. are covered by the government-sponsored civil and military pension plans, France Telecom S.A.’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom S.A. has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary;

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•

benefits other than pensions: the Group offers retired employees certain benefits such as free telephone lines or coverage of certain medical expenses.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time for seniors plans (TPS).

French part-time for seniors plan (2009 agreement)

The “part-time for seniors plan” signed on November 26, 2009 as part of the agreement on employment of seniors, offers, for a period of at least 18 months and no longer than 3 years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire by 2017.

It gives employees the opportunity to work part-time whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the Company’s and the employee’s contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5%, 10% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

The plan can be preceded by an “Intermediate part-time” arrangement (TPI) that enables eligible employees, prior to joining the part-time for seniors plan, to work 60% while receiving 80% of their full-time compensation for a maximum period of 2 years.

The number of employees, who participate in the plan or will join it, is estimated at 13,000, of which approximately 1,300 employees became eligible for the plan following the decree for long careers enacted in July 2012.

The estimate of the obligation is sensitive to the projected number of retirements, the percentage of employees who join the plan and to the type of package that beneficiaries will ultimately choose.

After analyzing the profile of beneficiaries who joined the part-time for seniors plan since 2010, the sign-up rate was broken down by category of beneficiary (private contract employee or civil servant) and by type of retirement (retirement at minimum legal age or retirement on the date of eligibility for full pension benefits). The average sign-up rate remains stable at 70%.

A 5-point variation in the sign-up rate for the plan would lead to a variation in the amount of the obligation of approximately 40 million euros (4.3% of the provision).

At December 31, 2012, a provision of 929 million euros has been booked for the plan.

French part-time for seniors plan (2012 agreement)

The “part-time for seniors plan” signed on December 31, 2012 as part of the renegotiated agreement for employment of seniors offers, for a period of at least 18 months and no longer than five years, benefits to civil servants and employees under private contract from the French entities who are eligible for full retirement benefits within 3 to 5 years and who have at least 15 years’ service within the Group. Eligible employees are those who will retire in 2018, 2019 or 2020.

The plan gives employees the opportunity to work 50% or 60% of a full-time job whilst receiving:

•

a base salary amounting to 80% of a full-time employment;

•

the retirement benefits of full-time employment (both the Company’s and the employee’s contributions);

•

a minimum salary.

The beneficiaries may decide to invest part of their base salary (5% or 15%) in a Time Savings Account (CET), with an additional Group contribution. The CET allows for a reduction in the amount of time worked.

An estimated 10,000 employees will join this new part-time for seniors plan.

At December 31, 2012, the discounted cost of the plan was estimated at 1,393 million euros, and given the number of years of past service and the years of residual service, a provision of 1,107 million euros has been recorded for the plan.

The estimate of the obligation is sensitive to estimates of the potentially eligible population and to the sign-up rate for the plan (estimated at 63%), and the trade-offs that the beneficiaries will ultimately make between the different schemes proposed. A 5-point variation in the sign-up rate for the plan would lead to a variation of the obligation of approximately 100 million euros (9% of the provision).

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Key assumptions used to calculate the amount of obligations

The actuarial assumptions used for the euro zone, which accounts for 79% of France Telecom-Orange’s pension and other long-term employee benefit obligations, are as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Long-term	3.00% to 3.20%	3.20% to 4.00%	3.75% to 4.50%
Medium-term	0.40% to 3.25% (1)	2.05% to 2.60%	2.00% to 3.25%
(1) 0.5% and 1.4% rates have been used to value the obligation regarding the French part-time for seniors plans.

The discount rates used for euro zone are based on Bloomberg Corporate AA indices.

A 50 basis point decline in the discount rates used for each plan would lead to a 114 million euros increase in obligations (including a 38 million euros increase for the French part-time for seniors plans).

Funded pension plans account for 15% of the Group’s benefit obligations. The pension plan assets are primarily located in the United Kingdom (41%) and France (31%) and are broken down as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
Plan assets
Equities	30.9%	38.2%	35.7%
Debt securities	48.2%	37.1%	38.5%
Money market assets	5.8%	2.3%	8.1%
Real estate	14.2%	22.4%	16.1%
Other	0.9%	0.0%	1.6%
TOTAL	100.0%	100.0%	100.0%

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Change in value of pension benefit obligations and plan assets

(in million of euros)	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
	Annuity-based plans	Capital-based plans	Other post-employment benefits
Total benefit obligations - opening balance	332	483	73	1,251	2,139	2,351	1,701
Service cost	5	35	1	111	152	95	69
Net interest on the defined benefit liability	21	20	3	2	46	53	53
French part-time for seniors plans	-	-	-	1,090 (1)	1,090	(105)	481
Actuarial losses/(gains) arising from changes of assumptions	52	82	8	5	147	18	51
o/w arising from change in discount rate	33	71	9	4	117	-	-
Actuarial losses/(gains) arising from experience	3	2	(1)	1	5	(28)	84
Benefits paid	(21)	(31)	(3)	(21)	(76)	(73)	(83)
Other	109	5	2	3	119	(20)	(5)
Reclassification to assets held for sale	(1)	-	-	-	(1)	(152)	0
Total benefit obligations - closing balance (a)	500	596	83	2,442	3,621	2,139	2,351
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	500	2	-	-	502	332	516
o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	594	83	2,442	3,120	1,807	1,835
Weighted average duration of the plans	13	14	14	3	8	8	7

(1)  Including 1,263 million euros in additional obligations (1,162 million euros for service cost, 18 million euros for discounting cost, 99 million euros for decree on long carreers and (16) million euros for other actuarial gains and losses) and (173) million euros in obligations reversals for benefits paid during the year.

(in million of euros)	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
	Annuity-based plans	Capital-based plans	Other post-employment benefits
Fair value of plan assets - opening balance	231	-	-	-	231	370	340
Net interest on the defined benefit liability	16	-	-	-	16	23	23
(Gain)/Losses arising from experience	24	-	-	-	24	(30)	13
Employer contributions	28	-	-	-	28	15	13
Benefits paid by the fund	(21)	-	-	-	(21)	(46)	(44)
Other	111	-	-	-	111	5	25
Reclassification to assets held for sale	(0)	-	-	-	(0)	(106)	-
Fair value of plan assets - closing balance (b)	389	-	-	-	389	231	370

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(in million of euros)	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
	Annuity-based plans	Capital-based plans	Other post-employment benefits
Net unfunded status (a)-(b)	111	596	83	2,442	3,232	1,908	1,981
Asset ceiling adjustment	26	-	-	-	26	23	-
Other	-	-	-	-	-	(14)	(21)
Employee benefits in the statement of financial position	137	596	83	2,442	3,258	1,917	1,960
o/w current	22	19	4	268	312	241	180
o/w non-current	115	577	79	2,175	2,946	1,641	1,780

Change in value of post-employment benefits and other long-term benefits

(in million of euros)	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
	Annuity-based plans	Capital-based plans	Other post-employment benefits
Employee benefits - opening balance	124	471	71	1,251	1,917	1,960	1,333
Net period expense	10	56	4	1,381 (1)	1,451	101	612
Employer contributions	(28)	-	-	-	(28)	(15)	(13)
Benefits directly paid by the employer	(0)	(31)	(3)	(193) (2)	(227)	(123)	(65)
Actuarial (gains)/losses generated during the year (3)	31	84	7	-	122	46	117
Other	1	16	4	3	24	(7)	(24)
Reclassification to assets held for sale	(1)	-	-	-	(1)	(45)	0
Employee benefits - closing balance	137	596	83	2,442	3,258	1,917	1,960

(1)  Including 1,263 million euros for the part-time for seniors plans at December 31, 2012 ((8) million euros at December 31, 2011).

(2)  Including (173) million euros for the part-time for seniors plans.

(3)  Actuarial gains and losses are recognized in components of other comprehensive income.

Total cumulative components of other comprehensive income at December 31, 2012 amounted to (419) million euros, including an asset ceiling adjustment of (26) million euros and actuarial losses of (393) million euros.

Net period expense

(in million of euros)	Post-employment benefits			Long-term benefits	December 31, 2012	December 31, 2011	December 31, 2010
	Annuity-based plans	Capital-based plans	Other post-employment benefits
Service cost	(5)	(35)	(1)	(111)	(152)	(79)	(69)
Net interest on the net defined benefit liability (1)	(5)	(20)	(3)	(2)	(30)	(30)	(30)
Actuarial gains/(losses)	-	-	-	(5)	(5)	3	(5)
French part-time for seniors plans	-	-	-	(1,263) (2)	(1,263)	9	(506)
Other	-	(1)	-	(1)	(2)	(4)	(2)
TOTAL	(10)	(56)	(4)	(1,381)	(1,451)	(101)	(612)
(1) Items included in finance income. (2) Including (1,162) million euros for service cost, (18) million euros for discounting and (83) million euros for actuarial losses.

France Telecom-Orange plans to pay 6 million euros during 2013 for its defined benefit plans.

Expense recognized under the terms of defined contribution plans amounted to 1,073 million euros in 2012, 982 million euros in 2011 and 963 million euros in 2010.

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5.3       Share-based payment

France Telecom S.A. – “Let’s share” International Free share award Plan

On July 27, 2011, France Telecom S.A. has set up a free share award plan covering 17.5 million shares, with a maximum of 16.7 million that will be attributed in equity instruments. The plan covers approximately 150,000 employees of France Telecom S.A. and most of its fully-consolidated subsidiaries. In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the international plan will receive a cash amount equivalent to the France Telecom S.A. share price on July 27, 2015.

The free share award plan will vest on July 27, 2015, and vesting of the shares is contingent upon:

•

performance criteria: achievement of a cumulative aggregate (EBITDA - CAPEX) of 27 billion euros over the period 2011-2013, excluding exceptional items,

•

employment of beneficiaries by the Group at the end of the vesting period.

The accounting measurement date is the date on which the beneficiaries were individually notified.

The fair value of the plan has been determined using a binomial model based on the following assumptions:

Measurement date	09/15/2011
Vesting date	12/31/2013
Price of underlying instrument at the measurement date	€12.11
Price of underlying instrument at the closing date	€8.34
Expected dividends	€1.40 per share
Risk-free yield	2.41%
Fair value per share of benefit granted to employees	€7.36

IFRS 2 – Share-based payments, paragraph 19, states that vesting conditions, other than market conditions, must be taken into account in determining and adjusting the number of shares vested at the end of the vesting period. In accordance with this standard and based on the outlook announced to investors on October 25, 2012, 16 million euros of the charge booked in 2011 was reversed.

The Scheme Rules stipulate that the performance condition will be recorded as of the reporting date for the FY 2013 accounts.

France Telecom S.A. stock option plans

Ex-Wanadoo Plans

Following the buyout of Wanadoo’s minority interests in September 2004, and the merger of France Telecom S.A. and Wanadoo, France Telecom S.A. committed to guarantee the liquidity of the Wanadoo stock option plans by converted Wanadoo options to France Telecom S.A. options based on the 7/18 exchange ratio used for the buyout of Wanadoo’s minority interests. A total of 15,221,913 options were granted (after conversion based on the exchange ratio).

These options, some of which have been exercisable since 2001, are exercisable for a period of 10 years.

2005 Plans

On October 26, 2005, France Telecom S.A. granted 14,516,445 stock options to certain executive officers and employees of the Group. The total options authorizes by the 2005 plan was increased by an additional 536,930 options in 2006 following the integration of the Amena group. The exercise price for the options was set at 23.46 euros. These rights vested on October 26, 2008. The options are exercisable for a period of 10 years from their grant date.

2007 Plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of 7 years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options were subject to a lock-up period ending on May 21, 2011. In addition, the beneficiaries of the options are required to have been employed by the Group for a period of at least 3 years ending on May 21, 2010.

Orange stock option plans

The Orange stock option plans have been exercisable since 2006 and comprised a total of 145,407,400 Orange stock options.

Following the buyout of Orange’s minority interests, France Telecom S.A. proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued liquidity instruments on options to facilitate the delivery of France Telecom S.A. shares.

TP S.A. stock option plans

2007 Plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of 7 years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.29 euros (based on the closing exchange rate on December 31, 2012).

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom-Orange Group employees at December 31, 2012, 2011 and 2010:

STOCK OPTION PLAN	December 31, 2012		December 31, 2011		December 31, 2010
	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)	Number of options	Weighted average exercise price (in euros)
France Telecom S.A. plan (2005/2007)
Options outstanding at the beginning of the year	19,923,667	22.68	20,472,734	22.68	21,352,795	22.66
Exercised	-	-	-	-	-	-
Canceled, lapsed	(30,120)	22.32	(549,067)	22.55	(880,061)	22.32
Options outstanding at the end of the year	19,893,547	22.68	19,923,667	22.68	20,472,734	22.68
France Telecom S.A. shares (ex-Wanadoo)
Options outstanding at the beginning of the year	2,365,123	15.28	3,750,149	15.32	4,590,667	20.64
Exercised	-	-	(1,504)	15.38	(56,729)	14.30
Canceled, lapsed	(1,133,329)	13.85	(1,383,522)	15.39	(783,789)	46.53
Options outstanding at the end of the year	1,231,794	16.60	2,365,123	15.28	3,750,149	15.32
Orange shares (1)
Options outstanding at the beginning of the year	11,449,013	6.98	36,508,801	8.98	37,567,103	8.97
Exercised	-	-	(56,672)	6.35	(208,367)	6.51
Canceled, lapsed	(5,105,556)	6.44	(25,003,116)	9.90	(849,935)	9.43
Options outstanding at the end of the year	6,343,457	7.41	11,449,013	6.98	36,508,801	8.98
TP S.A. shares
Options outstanding at the beginning of the year	3,588,677	4.89	3,935,225	5.43	4,357,425	5.26
Exercised	-	-	-	-	-	-
Canceled, lapsed	(207,444)	5.15 (2)	(346,548)	5.39	(422,200)	5.40
Options outstanding at the end of the year	3,381,233	5.29 (3)	3,588,677	4.89	3,935,225	5.43

(1)  Due to the issuance of the liquidity instruments on options and France Telecom S.A.’s decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.

(2)  Exchange rate used: average rate for the year.

(3)  Exchange rate used: closing rate at December 31, 2012.

Options exercisable at year-end

	December 31, 2012
STOCK OPTION PLAN	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom S.A. plan (2005/2007)	19,893,547	42	€21.61 - €23.48	19,893,547
France Telecom S.A. shares (ex-Wanadoo)	1,231,794	11	€16.6	1,231,794
Orange shares	6,343,457	5	€6.35 - €7.43	6,343,457
TP S.A. shares	3,381,233	57	€5.29	3,381,233

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NOTE 6    Impairment losses and goodwill

6.1       Impairment losses

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
	Goodwill	Goodwill	Goodwill
Poland	(889)	-	-
Egypt	(400)	(449)	(471)
Romania	(359)	(156)	-
Belgium	(76)	-	-
Other	(8)	(6)	(38)
TOTAL	(1,732)	(611)	(509)

	Fixed assets	Fixed assets	Fixed assets
TOTAL	(109)	(380)	(127)

At December 31, 2012

In Poland, the goodwill impairment of 889 million euros reflects the impact on projected cash flows of increased competitive pressure on mobile and fixed line and a reduction in call termination rates.

In Egypt, the goodwill impairment of 400 million euros (fully attributed to the Group following the transaction described in Note 2) reflects the impact of political and economic conditions and of the performance in 2012 (commercial recoveries and growth in customer bases, but pricing pressure and drop in tourism significantly impacting roaming revenues), coupled with an increase in the discount rate (after tax) from 13.0% to 14.0%.

In Romania, the goodwill impairment of 359 million euros primarily reflects the impact on projected cash flows of further reductions in call termination rate imposed by the regulatory authority in 2012 and a limited presence in multi-play.

In Belgium, the goodwill impairment of 76 million euros reflects the impact on projected cash flows of a new competitor, leading to a price decrease, too limited convergent offerings so far, and a reduction in the growth rate to perpetuity from 1.5% to 0.5%.

The other goodwill and asset impairment charges relate mainly to certain subsidiaries that operate in East Africa.

At December 31, 2011

In Egypt, the goodwill impairment of 449 million euros (including 286 million euros attributable to the minority shareholders) reflected the impact of a lesser performance in 2011 and of political and economic conditions on projected business results, as well as the fact that the discount rate (after tax) applied to future cash flows was increased from 11.8% to 13.0%.

In Romania, the goodwill impairment of 156 million euros reflected the impact of the domestic economic situation on projected cash flows.

Other charges for impairment of goodwill and non-current assets related notably to certain subsidiaries that operate in East Africa and to the Subsidiary in Armenia and were associated to revised growth prospects for these subsidiaries.

At December 31, 2010

In Egypt, the 471 million euros impairment charge mainly reflected the impact on future cash flows of the anticipated persistence in the reduction in price levels seen in the second half. Of the total impairment charge, 171 million euros was allocated to the shareholders of France Telecom S.A. and 300 million euros was allocated to the shareholders of Mobinil-ECMS.

The other goodwill and asset impairment charges related mainly to certain subsidiaries that operate in East Africa.

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6.2       Goodwill

(in millions of euros)	December 31, 2012			December 31, 2011	December 31, 2010
	Gross value	Accumulated impairment losses	Net book value	Net book value	Net book value
France	15,360	(13)	15,347	15,348	15,305
Spain	4,837	(114)	4,723	4,723	4,723
Poland	3,015	(2,213)	802	1,552	1,846
Rest of the World:
Romania	1,806	(515)	1,291	1,650	1,806
Egypt (1)	1,325	(1,231)	94	507	1,026
Belgium	1,006	(76)	930	1,006	1,007
Slovakia	806	-	806	806	806
Switzerland	-	-	-	-	798
Ivory Coast	417	(42)	375	375	375
Jordan	240	(47)	193	197	192
Other	884	(168)	716	677	655
Enterprise	1,070	(645)	425	429	427
International Carriers & Shared Services	71	-	71	70	67
Goodwill of continuing operations	30,837	(5,064)	25,773	27,340	29,033
Goodwill of assets held for sale (2)	-	-	-	821	-

(1)  The share of goodwill for Egypt attributable to ECMS shareholders other than France Telecom-Orange was negligible at December 31, 2012, following the transaction described in Note 2 (256 million euros at December 31, 2011 and 586 million euros at December 31, 2010).

(2)  Orange Suisse in 2011.

(in millions of euros)	Note	2012	2011	2010
Gross Value - opening balance		30,646	31,863	30,085
Acquisitions (1)	2	-	72	1,632
Disposals	2	(1)	(106)	-
Translation adjustment		133	(313)	141
Reclassifications and other items		66	(49)	(1)
Reclassification to assets held for sale (2)	2	(7)	(821)	6
Gross Value - closing balance		30,837	30,646	31,863
Accumulated impairment losses - opening balance		(3,306)	(2,830)	(2,288)
Impairment		(1,732)	(611)	(509)
Translation adjustment		(26)	135	(30)
Reclassification to assets held for sale (2)		-	-	(3)
Accumulated impairment losses - closing balance		(5,064)	(3,306)	(2,830)
Net book value of continuing operations		25,773	27,340	29,033
(1) Including 1,582 million euros for Mobinil in 2010. (2) Orange Suisse in 2011 and Orange United Kingdom in 2010.

6.3       Key assumptions used to determine recoverable amounts

•

The same key operating assumptions have been used to determine the value in use of assets for all of the Group’s business segments. These assumptions include the following:

•

Key revenue and EBITDA assumptions, which reflect market level, penetration rate of the offerings and market share, positioning of the competition’s offerings and their potential impact on market price levels and their transposition to the Group’s offerings bases, regulatory authority decisions on access and pricing of services to customers and inter-operator tariffs, the level of marketing expenses required to renew product lines and keep up with existing operators or new market entrants, the ability to adjusting costs to potential changes in revenues;

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•

Key assumptions on the level of capital expenditure, which may be affected by the roll-out of new technologies or by decisions of regulatory authorities relating to licenses and spectrum allocation (and the associated fees), or network deployment obligations or obligations to open up networks to competitors.

•

The key assumptions reflect past experience and expected changes over the timeframe of the business plan. However, unforeseen changes have in the past produced a significant effect on the expectations underlying the key assumptions and may continue to do so in the future. In this respect, estimates of some recoverable amounts were lowered significantly between 2011 and 2012 after forecasts were downgraded. At December 31, 2012, the operating assumptions of the Conquêtes 2015 plan presented to investors in May 2011 were revised, in accordance with the following projections released on October 25, 2012:

•

As in 2012, the Group will face a more difficult environment in 2013 than initially expected:

-

the macro-economic outlook, particularly in Europe, will remain marked by very low growth,

-

in France, despite the resilience of its mobile activities, the Group will continue to suffer the effects of unprecedented competitive pressure, which weighs on the overall value of the market,

-

at the same time, the regulatory burden will remain similar to that of 2012 at a Group level, with further significant reductions in call termination rates in Poland, Spain and other European countries.

•

Given this unfavourable context, the Group will continue its adaptation strategy, activating four levers which will enable it to confront these challenges. First and foremost, it will improve its operational efficiency. Furthermore, it will preserve its turnover, while maintaining investments at a significant level in order to build future growth, and continue to develop new areas of growth. Nevertheless, in 2013 the Group envisages additional pressure on its operational cash flow;

•

In 2014, the Group expects to see a reversal of this trend, supported by, alongside persistently high capital expenditures levels, significant operational improvements, including:

-

more favourable revenues, after the significant impact of lower prices for mobile services in 2012 and 2013, particularly in France,

-

stabilisation of EBITDA in France, supported by a strong ambition to reduce direct and indirect costs,

-

Group-level savings from the Chrysalid programme,

-

stabilisation of personnel costs which will benefit from the impact of natural attrition,

-

an increased contribution from the Group’s growth areas such as emerging markets and new services,

-

the impact of regulatory measures should decrease significantly in 2014.

•

The discount rates and the growth rates to perpetuity have been revised as follows:

-

discount rates used to determine values in use were lowered slightly in 2012, except for Spain and Egypt; in certain cases, these incorporate a specific risk premium to account for contingencies in the execution of certain business plans or for country risk,

-

growth rates to perpetuity used were maintained, on the whole; as in the Group’s assessment carried out at the end of 2012, the economic environment is not expected to lead to any change in the long-term outlook of its industry. Even so, the discount rates applied to Belgium and Slovakia were lowered.

•

At December 31, 2012, the specific random factors that may affect the estimate of recoverable amounts were as follows:

•

In Europe:

-

the various potential outcomes of the financial and economic crisis, particularly their impact on consumer behavior, governmental and European policies for cutting budget deficits, the policies adopted by the European Central Bank, the behavior of the fixed-income markets,

-

the operators’ reactions to this environment, through changes in offerings and pricing (e.g. in Spain), or in response to new entrants (e.g. in France, Belgium and Poland),

-

the tradeoffs to be made by regulators between reducing prices to consumers and stimulating business investment,

-

the Group’s ability to adjust costs and capital expenditure to potential changes in revenues.

•

In the Arab countries (Jordan, Egypt) and in Africa (Mali, Democratic Republic of the Congo, Central African Republic), changes in the political situation and the ensuing economic impacts.

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At December 31, 2012	France	Spain	Poland	Belgium	Egypt	Romania	Enterprise
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	0.5%	3.5%	2.0%	0,0%
Post-tax discount rate	7.5%	9.3%	9.8%	8.5%	14.0%	10.8%	8.5%
Pre-tax discount rate	11.7%	12.4%	11.3%	12.3%	16.7%	12.4%	13.4%
At December 31, 2011
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	1.5%	3.5%	2.0%	0,0%
Post-tax discount rate	7.8%	9.0%	10.4%	8.5%	13.0%	11.3%	8.5%
Pre-tax discount rate	12.3%	11.6%	12.3%	11.8%	15.1%	13.0%	13.2%
At December 31, 2010
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Value in use	Value in use	Fair value
Source used	5-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	0.5%	1.5%	1.0%	1.5%	3.0%	2.0%	0,0%
Post-tax discount rate	7.5%	9.0%	10.4%	8.5%	11.8%	11.3%	8.6%
Pre-tax discount rate	11.5%	11.4%	11.8%	11.9%	14.0%	12.9%	n/a

The Group’s listed subsidiaries are TP S.A. (Warsaw stock exchange), Mobistar (Brussels stock exchange), Jordan Telecom (Amman stock exchange), ECMS (Cairo stock exchange) and Sonatel (Abidjan stock exchange). The contribution of these subsidiaries, which publish their own regulated information, is less than or equal to 20% of consolidated entities’ revenues, operating income before impairment, net finance costs and income tax.

6.4       Sensitivity of recoverable amounts

Because of the correlation between operating cash flow and investment capacity, sensitivity of net cash flow is used. Cash flow for the terminal year representing a significant portion of the recoverable amount, a change of plus or minus 10% of these cash flow is presented in case sensitivity.

(in billions of euros) At December 31, 2012	France	Spain	Poland	Belgium	Egypt	Romania	Enterprise
100% margin of the recoverable amount over the carrying value tested	8.6	0.3	0.0	0.0	0.0	0.0	5.0
100% effect on the recoverable amount of a variation of:
10% in cash flow for terminal year	2.9	0.6	0.4	0.2	0.2	0.2	0.5
1% in growth rate to perpetuity	4.8	0.9	0.5	0.3	0.2	0.2	0.7
1% in post-tax discount rate	5.4	1.0	0.7	0.3	0.2	0.2	0.8

Cash flow is cash provided by operating activities (excluding interest expense and including tax at a standard rate), after purchases of property, plant and equipment and intangible assets.

The other entities each account for less than 3% of recoverable amounts for the consolidated entities. In East Africa, for which fixed asset impairment charges were booked in 2012, the impact of a change in outlook would be limited, given the residual value of their assets.

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NOTE 7    Other intangible assets and property, plant and equipment

7.1       Depreciation and amortization

In 2012, amortization of intangible assets amounted to 1,969 million euros (see Note 7.2) and depreciation of property, plant and equipment amounted to 4,360 million euros (see Note 7.3).

7.2       Other intangible assets

(in million euros)	2012	2011	2010
Net book value of other intangible assets in the opening balance	11,343	11,302	9,953
Acquisitions of other intangible assets	2,472	2,432	1,935
o/w licenses (1)	945	941	512
Impact of changes in the scope of consolidation	(1)	131	1,730 (2)
Disposals	(11)	(5)	(12)
Depreciation and amortization	(1,969)	(2,175)	(2,055)
Impairment	(57)	(225)	(97)
Translation adjustment	(36)	(117)	(60)
Reclassifications and other items	82	140	(78)
Reclassifications to assets held for sale	(5)	(140)	(14)
Net book value of other intangible assets in the closing balance	11,818	11,343	11,302

(1)  Mainly relates to the acquisition, in 2012, of LTE license in France for 901 million euros and to the acquisitions in 2011 of licenses for 579 million euros in Spain and 291 million euros in France.

(2)  Including 1,663 million euros for the addition of Egypt to the scope of consolidation.

(in million of euros)	December 31, 2012				December 31, 2011	December 31, 2010
	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Telecommunication licenses	6,805	(2,284)	(91)	4,430	3,825	3,196
Brands (1)	4,203	-	(987)	3,216	3,265	3,474
Subscriber bases	4,509	(4,306)	(37)	166	397	795
Software	10,404	(6,746)	(34)	3,624	3,521	3,551
Other intangible assets	1,006	(431)	(193)	382	335	286
TOTAL	26,927	(13,767)	(1,342)	11,818	11,343	11,302
(1) Including the Orange brand for 3,133 million euros.

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Information on telecommunication licenses at 31 December 2012

France Telecom-Orange’s commitments under licenses awarded are disclosed in Note 14.

(in millions of euros)	Gross value	Net book value	Residual useful life (1)
UMTS (2 licenses)	914	566	8.7 to 17.4
LTE (2 licenses)	1,192	1,190	18.8
GSM	281	154	8.5
France	2,387	1,910
UMTS	639	296	7.2
LTE	447	444	17.0
GSM (2 licenses)	313	254	10.7 to 18.0
Spain	1,399	994
UMTS	401	235	10.1
GSM (2 licenses)	149	-	-
Poland	550	235
GSM (2 licenses)	903	576	9.5
UMTS	327	238	9.5
Egypt	1,230	813
Other	1,239	479
TOTAL	6,805	4,431
(1) In number of years, at December 31, 2012.

Capitalized expenditure during the year

(in millions of euros)	2012	2011	2010
External purchases	477	438	448
Labor expenses	312	310	279
Other	-	1	4
TOTAL	789	749	731

7.3       Property, plant and equipment

(in millions of euros)	2012	2011	2010
Net book value of property, plant and equipment in the opening balance	23,634	24,756	23,547
Acquisitions of property, plant and equipment	4,338	4,459	4,324
o/w finance leases	47	180	157
Impact of changes in the scope of consolidation	0	49	1,112 (1)
Disposals and retirements	(59)	(52)	(40)
Depreciation and amortization	(4,360)	(4,560)	(4,406)
Impairment	(52)	(155)	(30)
Translation adjustment	193	(424)	197
Reclassifications and other items	(17)	148	101
Reclassifications to assets held for sale	(15)	(587)	(49)
Net book value of property, plant and equipment in the closing balance	23,662	23,634	24,756
(1) Including 996 million euros for the addition of Egypt to the scope of consolidation.

	December 31, 2012				December 31, 2011	December 31, 2010
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value	Net book value
Land and buildings	7,443	(3,981)	(349)	3,113	3,145	3,103
Networks and terminals	74,140	(54,652)	(339)	19,149	18,947	20,154
IT equipment	4,110	(3,215)	(18)	877	768	810
Other property, plant and equipment	1,603	(1,073)	(7)	523	774	689
TOTAL	87,296	(62,921)	(713)	23,662	23,634	24,756

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Property, plant and equipment held under finance leases

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
	Net book value	Net book value	Net book value
Land and buildings	643	657	533
Networks and terminals	22	19	169
IT Equipment and others	26	12	13
TOTAL	691	688	715

Capitalized expenditure during the year

(in million of euros)	2012	2011	2010
External purchases	672	758	683
Labor expenses	341	340	297
Other	2	2	19
TOTAL	1,015	1,100	999

7.4       Provisions for dismantling

(in millions of euros)	2012	2011	2010
Restoring mobile telephony antennae sites	362	366	224
Dismantling telephone poles	146	133	129
Treatment of electrical and electronic equipment waste	126	81	55
Dismantling public telephone	55	50	46
Other	20	19	53
TOTAL	709	649	507

(in millions of euros)	2012	2011	2010
Dismantling provision - opening balance	649	507	485
Reversals releases with impact on income statement	(1)	(7)	(0)
Discounting with impact on income statement	17	19	18
Utilizations without impact on income statement	(19)	(19)	(19)
Additions with impact on assets	57	222	-
Changes in consolidation scope, reclassifications and translation adjustments	7	(6)	23
Reclassification to assets held for sale	(1)	(67)	-
Dismantling provisions - closing balance	709	649	507
o/w non-current provisions	686	630	490
o/w current provisions	23	19	17

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NOTE 8    Operating taxes and levies

8.1       Operating taxes and levies in profit or loss

(in millions of euros)	2012	2011	2010
Territorial Economic Contribution and IFER (1) (2)	(927)	(810)	(823)
Spectrum fees	(300)	(295)	(289)
Levies on telecommunication services	(198)	(224)	(213)
Other operating taxes and levies	(432)	(443)	(386)
TOTAL	(1,857)	(1,772)	(1,711)
(1) Superceeds the French business tax (Contribution économique territoriale). (2) Flat-rate tax on network enterprises (Impôt Forfaitaire sur les Entreprises de Réseaux - IFER).

The levies on telecommunication services instituted in France and in Spain are being contested before the General Court of the European Union on the grounds that they are incompatible with the European directives. The Court is expected to hand down a ruling in the spring of 2013. The amounts recognized in expenses over the period 2009 to 2012 in France (543 million euros) and over the period 2010 to 2012 in Spain (81 million euros) could be reimbursed if the Court finds against the Republic of France and the Kingdom of Spain. The possibility of this refund was not recognized in the financial statement as of December 31, 2012.

8.2       Operating taxes and levies in the statement of financial position

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Value added tax	1,122	1,148	1,213
Other operating taxes and levies	71	70	85
Operating taxes and levies - Receivables	1,193	1,218	1,298
Territorial Economic Contribution and IFER	(115)	(24)	(37)
Spectrum fees	(50)	(47)	(42)
Levies on telecommunication services	(95)	(91)	(81)
Value added tax	(732)	(797)	(769)
Other operating taxes and levies	(483)	(475)	(448)
Operating taxes and levies - Payables	(1,475)	(1,434)	(1,377)
Operating taxes and levies - Net	(282)	(216)	(79)

(in millions of euros)	2012	2011	2010
Net operating taxes and levies - opening balance	(216)	(79)	(956) (1)
Operating taxes and levies recognized in profit or loss	(1,857)	(1,772)	(1,711)
Operating taxes and levies paid	1,833	1,658	2,610 (1)
Changes in consolidation scope, reclassification and translation adjustments	(42)	(23)	(22)
Net operating taxes and levies - closing balance	(282)	(216)	(79)
(1) O/w 964 million euros following the General Court of the European Union decision as of November 30, 2009 related to the French business tax.

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NOTE 9    Interests in associates

9.1       Interests in associates

(in millions of euros)			% interest
Company	Main activity	Main co-shareholders	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2010
Everything Everywhere (1)	Telecommunications operator in the United Kingdom	Deutsche Telekom (50%)	50%	6,328	6,734	7,116
Others				106	129	101
Entities jointly controlled				6,434	6,863	7,217
Médi Telecom	Telecommunications operator in Morocco	Groupe Caisse de Dépôt et de Gestion (30%) Groupe FinanceCom (30%)	40%	506 (2)	671	666
Korek Telecom	Telecommunications operator in Iraq	Agility (24%) CS SPV (56%)	20%	165 (3)	169	-
Others				326	241	293
Entities under significant influence				997	1,081	959
TOTAL				7,431	7,944	8,176

(1)  Everything Everywhere contributes to “International Carriers & Shared Services” segment. Detailed financial information is provided in segment information.

(2)  Including a goodwill of 343 million euros.

(3)  Including a goodwill of 188 million euros.

(in millions of euros)	2012	2011	2010
Interests in associates - opening balance	7,944	8,176	937
Dividends (1)	(504)	(521)	(472)
Share of profits (losses)	(106) (2)	(50)	(14)
Impairment	(156) (3)	(47)	-
Translation adjustment	147	199	316
Change in components of other comprehensive income	(19)	(11)	30
Acquisitions of shares (4)	129	258	7,956
Disposals of investments	-	(60)	(577) (5)
Reclassification and other items	(4)	-	-
Interests in associates - closing balance	7,431	7,944	8,176

(1)  Mainly relates to dividends paid by Everything Everywhere for (450) million euros in 2012, (494) million euros in 2011 and (369) million euros in 2010.

(2)  Including Everything Everywhere for (118) million euros.

(3)  Including Médi Telecom for (141) million euros.

(4)  Including the investment in 44,4% of National Cloud (Cloudwatt) for 100 million euros in 2012, the acquisition of 20% of Korek Telecom for 177 million euros in 2011, and, the fair value of the interest in Everything Everywhere for 7,259 million euros in 2010.

(5)  Including (574) million euros representing the net book value of the Egyptian entities, which have been fully consolidated as from July 13, 2010.

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Key assumptions and sensitivity of recoverable amounts of interests in associates

Key assumptions and sources of sensitivity of recoverable amounts of interests in associates are similar to those described in Note 6.3 for the consolidated business activities.

At December 31, 2012	Everything Everywhere
Basis of recoverable amount	Value in use
Source used	4-year internal plan
Methodology	Discounted cash flow
Growth rate to perpetuity	1.0%
Post-tax discount rate	8.0%
Pre-tax discount rate	9.7%

(in billions of euros)	Everything Everywhere
Margin of the recoverable amount over the carrying value tested (share of the Group)	1.2
Effect on the recoverable amount of a variation of (share of the Group):
10% in cash flow for terminal year	0.7
1% in growth rate to perpetuity	1.1
1% in post-tax discount rate	1.4

9.2       Transactions with associates

Everything Everywhere

Transactions with Everything Everywhere are shown below:

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Assets
Trade receivables	74	60	84
Loans	-	224	726
Other current assets	1	4	4
Liabilities
Trade payables	(18)	(19)	(15)
Advances from partners	(417)	(140)	(285)
Income statement
Revenues	44	51	46
Other operating income	146 (1)	141	118
Operating expenses	(30)	(37)	(35)
Finance cost, net	1	5	18
(1) Including 50 million euros invoiced for services and 81 million euros for brand fees.

Other associates

At December 31, 2012, the Group had granted loans to Korek Telecom with a value of 190 million dollars (144 million euros).

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NOTE 10  Financial assets, liabilities and financial results

10.1     Gains and losses related to financial assets and liabilities

(in millions of euros)	Finance costs, net						Operating income		Other comprehensive income
	Cost of gross financial debt	Gains (losses) on assets contributing to net financial debt	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses	Finance costs, net	Foreign exchange gains (losses)	Other	Retained earnings
2012
Assets available for sale	-	0	0	-	3		-	-	7
Loans and receivables	-	26	26	42	49		2	(203) (3)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(1)	-		-	-	-
Liabilities at amortized cost (1)	(1,975)	-	(1,975)	169	-		(11)	(2)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	216 (2)	-	216	(16)	-		-	-	-
Derivatives	(10)	-	(10)	(222)	-		(14)	-	(295)
Discounting expense	-	-	-	-	(84)		-	-	-
TOTAL	(1,769)	101	(1,668)	(28)	(32)	(1,728)	(23)	(205)	(288)
2011
Assets available for sale	-	0	0	-	(0)		-	-	(10)
Loans and receivables	-	50	50	121	37		6	(212) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	75	75	(3)	-		-	-	-
Liabilities at amortized cost (1)	(1,891)	-	(1,891)	(563)	-		(29)	1	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	(70)	-	(70)	(4)	-		-	-	-
Derivatives	(105)	-	(105)	428	-		81	-	(17)
Discounting expense	-	-	-	-	(108)		-	-	-
TOTAL	(2,066)	125	(1,941)	(21)	(71)	(2,033)	58	(211)	(27)
2010
Assets available for sale	-	12	12	2	1		-	-	(16)
Loans and receivables	-	51	51	151	30		12	(200) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	-	82	82	5	-		-	-	-
Liabilities at amortized cost (1)	(2,232)	-	(2,232)	(847)	-		(24)	(3)	-
Financial liabilities at fair value trough profit or loss, excluding derivatives	3	-	3	71	-		-	-	-
Derivatives	112	(25)	87	674	-		(21)	-	26
Discounting expense	-	-	-	-	(90)		-	-	-
TOTAL	(2,117)	120	(1,997)	56	(59)	(2,000)	(33)	(203)	10

(1)  Including the change in fair value of hedged liabilities.

(2)  Including financial gain of 272 million euros due to the revision of the financial parameters of the purchase price for the ECMS shares from OTMT and the free float which resulted in a reduction in financial debts as of the date on which the 2012 agreements became effective (see Note 2).

(3)  Mainly receivables written off for (365) million euros, 79 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 85 million euros.

(4)  Mainly receivables written off for (343) million euros, 47 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 86 million euros.

(5)  Mainly receivables written off for (416) million euros, 158 million euros from net changes in provisions for impairment of trade receivables, and various interest on receivables for 62 million euros.

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10.2     Net financial debt

Net financial debt as defined and used by France Telecom corresponds to (a) financial liabilities excluding operating payables (translated at the year-end closing rate), less (b): (i) all derivative instruments carried in assets, (ii) cash collateral paid on derivative instruments, (iii) some deposits related to financing, (iv) cash, cash equivalents and financial assets at fair value, and (v) the loan granted by the Group to Everything Everywhere.

Financial instruments qualifying as cash flow hedge and net investment hedge are included in net financial debt but set up to hedge items that are not (future cash flows, net investment in foreign currencies). Therefore, the effective portion of cash flow hedges and the effective portion of net investment hedges (c) are added to net financial debt to offset this temporary difference.

Items in the statement of financial position included in the calculation of net financial debt

(in millions of euros)	December 31, 2012		December 31, 2011		December 31, 2010
	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt	Statement of financial position	o/w included in calculation of net financial debt
Non-current financial liabilities at amortized cost, excluding trade payables	31,883	31,657	33,933	33,696	31,617	31,397
Current financial liabilities at amortized cost, excluding trade payables	7,331	7,331	5,440 (1)	5,104	4,525	4,525
Total financial liabilities at amortized cost, except trade payables	39,214	38,988	39,373	38,800	36,142	35,922
Non-current financial liabilities at fair value through profit or loss	482	482	259	259	2,175	2,175
Current financial liabilities at fair value through profit or loss	111	111	2,019	2,019	366	366
Total financial liabilities at fair value through profit or loss	593	593	2,278	2,278	2,541	2,541
Non-current hedging derivatives liabilities	542	542	277	277	250	250
Current hedging derivatives liabilities	5	5	3	3	18	18
Liabilities included in the calculation of net financial debt (a)		40,128		41,358		38,731
Assets available for sale	139	-	89	0	119	0
Non-current loans and receivables	1,003	372	994	319	891	367
Current loans and receivables	81	2	1,165 (1)	355	775	734
Cash	1,205	1,205	1,311 (1)	1,328	1,227	1,227
Total loans and receivables, except trade receivables	2,289	1,579	3,470	2,002	2,893	2,328
Non-current financial assets at fair value through profit or loss	159	85	114	114	96	96
Current financial assets at fair value through profit or loss, excluding cash equivalents	141	141	948	948	758	758
Cash equivalents	7,116	7,116	6,733	6,733	3,201	3,201
Total financial assets at fait value through profit or loss	7,416	7,342	7,795	7,795	4,055	4,055
Non-current hedging derivatives assets	204	204	428	428	328	328
Current hedging derivatives assets	3	3	66	66	72	72
Assets included in the calculation of net financial debt (b)		9,128		10,291		6,783
Retained earnings	(3,080)	(455)	187	(177)	1,729	(108)
Of which effective portion of cash flow hedges	(433)	(433)	(56)	(56)	(1)	(1)
Of which effective portion of net investment hedges	(22)	(22)	(121)	(121)	(107)	(107)
Component of equity included in the calculation of net financial debt (c)		(455)		(177)		(108)
External net financial debt (a) - (b) + (c)		30,545		30,890		31,840

(1)  The disposal of Orange Suisse did not have any impact on external net financial debt at December 31, 2011. The 336 million euros liability representing France Telecom S.A.’s current account with Orange Suisse and the loan of 917 million Swiss francs (754 million euros) granted to Orange Suisse were not included in net financial debt. Orange Suisse’s cash (equivalent to 17 million euros) were included in net financial debt at December 31, 2011.

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Analysis of net financial debt

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
TDIRA	10.3	1,328	1,578	1,594
Bonds, excluding TDIRA	10.4	32,531	32,720	29,641
Bank and multilateral lending institutions loans	10.5	2,476	2,271	2,042
Finance lease liabilities		675	692	561
Securitization debt		852	593	582
Cash collateral received		66	314	236
Commercial papers		366	51	601
Bank overdrafts		101	188	165
Commitment to purchase Mobinil-ECMS shares	2	220	1,937	1,880
Other commitments to purchase non-controlling interests		35	15	8
Other financial liabilities		620	414	525
Derivatives (liabilities)	10.10	858	585	896
Liabilities included in the calculation of net financial debt (a)		40,128	41,358	38,731
Derivatives (assets)	10.10	300	832	598
Gross financial debt after derivatives		39,828	40,526	38,133
Cash collateral paid	10.8	372	317	265
Other deposits related to financing	10.8	2	133	110
Loan granted to Everything Everywhere	10.8	-	224	726
Other financial assets at fair value, excluding derivatives	10.9	133	724	656
Cash equivalents	10.9	7,116	6,733	3,201
Cash		1,205	1,328	1,227
Assets included in the calculation of net financial debt (b)		9,128	10,291	6,783
Effective portion of cash flow hedges		(433)	(56)	(1)
Effective portion of net investment hedges		(22)	(121)	(107)
Components of equity included in the calculation of net financial debt (c)		(455)	(177)	(108)
External net financial debt (a)-(b)+(c)		30,545	30,890	31,840

Debt maturity schedules are presented in Note 11.3.

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency, after hedging derivatives set up to hedge items that are included in net financial debt.

(Equivalent value in millions of euros at year-end closing rate)	EUR	GBP	PLN	EGP	CHF	USD	Others	Total
Net debt by currency before derivatives (1)	15,597	4,788	473	951	946	6,756	1,034	30,545
Effect of derivatives	11,000	(2,829)	776	-	(991)	(6,663)	(1,293)	-
Net financial debt by currency after derivatives	26,597	1,959	1,249	951	(45)	93	(259)	30,545
(1) Including the market value of derivatives in local currency.

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Analysis of net financial debt by entity

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
France Telecom S.A.	26,393	26,355	27,693
TP Group	1,240	387	961
ECMS	864	943	850
Securitization (France Telecom S.A. and Orange France S.A.)	843	581	572
FT España	585	601	622
Commitment to purchase Mobinil-ECMS shares	220	1,937	1,880
Loan granted to Everything Everywhere	-	(224)	(726)
Other	400	310	(12)
Net financial debt	30,545	30,890	31,840

10.3     TDIRA

On March 3, 2003, under the terms of the settlement agreement signed in 2002 that ended the project to develop the mobile business in Germany, France Telecom S.A. issued perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, reserved for members of the banking syndicate (the “Bank Tranche”) and for MobilCom’s suppliers (the “Supplier Tranche “). The TDIRA are listed on Euronext Paris and were approved by the Commission des Opérations de Bourse (French Securities Regulator, renamed “Autorité des Marchés Financiers”) on February 24, 2003.

The TDIRA are redeemable for new France Telecom S.A. ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom S.A.’s initiative based on a ratio of 570.4409 shares to one TDIRA for the Bank Tranche (i.e. conversion price of 24.718 euros) and 459.6896 shares to one TDIRA for the Supplier Tranche (i.e. conversion price of 30.673 euros), as the initial ratio of 300 shares to one TDIRA has been adjusted several times to protect bondholders’ rights, and may be further adjusted under the terms and conditions set out in the information memorandum.

Since January 1, 2010, the interest rate on the TDIRA has been 3-month Euribor +2.5%. This rate could be increased to 3-month Euribor +3.0% if France Telecom-Orange’s rating were to be downgraded to BBB (by Standard & Poor’s) and to Baa2 (by Moody’s). The interest rate would be restored to 3-month Euribor +2.5% when France Telecom-Orange’s rating moves back up above those thresholds.

France Telecom S.A. may defer payment of a coupon under the terms and conditions set out in the information memorandum.

Taking into account redemptions made since their issue, 104,297 TDIRA remained outstanding at December 31, 2012, including 90,113 for the Bank Tranche and 14,184 for the Supplier Tranche, for a nominal amount of 1,471 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2012:

•

a liability component of 1,328 million euros recognized at amortized cost;

•

an equity component, before deferred taxes, of 353 million euros. This component, calculated at inception, does not vary over the lifetime of the instrument, with the exception of redemptions.

The difference between the total nominal amount of the TDIRA and the sum of the liability and equity components therefore equals the amortized cost adjustment on the liability component recognized since inception.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Number	104,297	125,616	129,635
Equity component before deferred taxes	353	425	439
Original debt component (a)	1,118	1,346	1,389
TDIRA nominal amount	1,471	1,771	1,828
Amortized cost adjustment excluding accrued interests (b)	200	215	190
Accrued interest (c)	10	17	15
Total debt amount in statement of financial position (a) + (b) + (c)	1,328	1,578	1,594
Effective interest rate on the liability component	5.35%	5.86%	7.07%
Paid interest	62	68	140

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10.4     Bonds, excluding TDIRA

Bonds or new tranches issued during 2012 are shown in italics.

France Telecom S.A.

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					2,326	3,814
EUR	3,500	January 28, 2013	7.250	3,076	3,076	3,076
CHF	500	September 6, 2013	3.375	414	411	400
EUR	1,000	January 22, 2014	5.000	1,000	1,000	1,000
EUR	200	April 16, 2014	5.200	200	200	200
EUR	750	May 22, 2014	5.250	750	750	750
USD	1,250	July 8, 2014	4.375	947	966	935
CHF	400	December 4, 2014	3.500	331	329	320
EUR	100	January 19, 2015	Euribor 3M + 0.62	100	100	100
EUR	100	January 29, 2015	Euribor 3M + 0.63	100	100	100
HKD	500	February 4, 2015	2.950	49	50	48
EUR	70	February 9, 2015	Euribor 3M + 0.62	70	70	70
JPY	46,100	June 29, 2015	1.230	406	460	424
JPY	6,200	June 29, 2015	JPY Libor 3M + 0.67	55	62	57
USD	750	September 16, 2015	2.125	568	580	561
EUR	1,150	October 14, 2015	3.625	1,150	1,150	1,150
GBP	750	May 12, 2016	5.000	919	898	871
CAD	200	June 23, 2016	5.500	152	151	150
USD	1,000	September 14, 2016	2.750	758	773	-
CHF	250	October 13, 2016	1.625	207	206	-
JPY	44,300	November 25, 2016	1.130	390	442	-
HKD	340	December 22, 2016	2.750	33	34	-
EUR	1,900	February 21, 2017	4.750	1,900	1,900	1,900
EUR	100	December 4, 2017	2.600	100	100	100
GBP	500	December 20, 2017	8.000	613	599	581
EUR	1,550	May 22, 2018	5.625	1,550	1,550	1,550
EUR	465	July 25, 2018	EUR HICP + 3.00 (3)	465	465	465
EUR	750	January 23, 2019	4.125	750	750	-
JPY	7,500	January 24, 2019	1.416	66	-	-
USD	1,250	July 8, 2019	5.375	947	966	935
EUR	25	February 10, 2020	4.200	25	25	25
EUR (1)	25	February 10, 2020	CMS 10 years + 0.80	25	25	25
EUR	1,000	April 9, 2020	3.875	1,000	1,000	1,000
GBP	450	November 10, 2020	7.250	551	539	523
EUR	1,250	January 14, 2021	3.875	1,250	1,250	750
USD	1,000	September 14, 2021	4.125	758	773	-
EUR	255	October 13, 2021	CMS 10 years + 0.69	255	255	-
EUR	272	December 21, 2021	TEC 10 years + 0.50	272	272	-
EUR	1,000	June 15, 2022	3.000	1,000	-	-
EUR	500	September 16, 2022	3.375	500	500	500
EUR	500	March 1, 2023	2.500	500	-	-
HKD	700	October 6, 2023	3.230	68	70	-
HKD	410	December 22, 2023	3.550	40	41	-
GBP	350	December 5, 2025	5.250	429	419	407
EUR	75	November 30, 2026	4.125	75	75	-
GBP	500	November 20, 2028	8.125	613	599	581
USD (2)	2,500	March 1, 2031	8.500	1,866	1,902	1,842
EUR	50	December 5, 2031	4.300 (zero coupon)	52	50	-
EUR	50	December 8, 2031	4.350 (zero coupon)	52	50	-
EUR	50	January 5, 2032	4.450	50	-	-
EUR	1,500	January 28, 2033	8.125	1,500	1,500	1,500
GBP	500	January 23, 2034	5.625	613	599	581
USD	900	January 13, 2042	5.375	682	-	-
GBP	500	November 22, 2050	5.375	613	599	291
Outstanding amount of bonds				30,855	31,007	27,582
Accrued interest				898	939	862
Other adjustments				(127)	(147)	(39)
TOTAL				31,626	31,799	28,405

(1)  This bond is measured at fair value through profit or loss. In 2012, a loss of 5 million euros was recognized on the remeasurement of this bond.

(2)  Bond with a step-up clause (clause that triggers a change in interest payments if France Telecom-Orange’s credit rating from the rating agencies changes).

(3)  EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

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At December 31, 2012, France Telecom S.A. bonds were redeemable at maturity, and no specific guarantee has been given in relation to their issuance. Some bonds may be redeemed in advance, at the request of the issuer.

TP Group

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					-	300
EUR	700	May 22, 2014	6.000	700	700	700
Outstanding amount of bonds				700	700	1,000
Accrued interest				26	26	32
Other adjustments				2	3	9
TOTAL				728	729	1,041

ECMS

Original currency	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	Outstanding amount (in millions of euros)
				December 31, 2012	December 31, 2011	December 31, 2010
Bonds matured before December 31, 2012					-	-
EGP	1,500	January 24, 2015	12.250	179	192	193
Outstanding amount of bonds				179	192	193
Accrued interest				-	-	-
Other adjustments				(2)	(3)	(4)
TOTAL				177	189	189

10.5     Bank loans and loans from multilateral lending institutions

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
ECMS (1)	784	860	702
TP Group (1)	289	-	-
Other	414	444	377
Bank loans	1,487	1,304	1,079
FT España	501	502	502
TP Group	245	368	461
France Telecom S.A.	100	-	-
Other	143	97	-
Loans from multilateral lending institutions (2)	989	967	963
TOTAL	2,476	2,271	2,042
(1) Credit line drawdowns. (2) Primarily the European Investment Bank.

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10.6     Financial liabilities at fair value through profit or loss

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Bonds at fair value through profit or loss	27	22	25
Derivatives held for trading (liabilities)	311	304	628
Commitment to purchase Mobinil-ECMS shares	220	1,937	1,880
Other commitments to purchase minority interests	35	15	8
TOTAL	593	2,278	2,541

10.7     Assets available for sale

(in millions of euros)	2012	2011	2010
Assets available for sale - opening balance	89	119	220
Change in fair value	7	(10)	(16)
Other movements	43	(20)	(85)
Assets available for sale - closing balance	139	89	119

(in millions of euros)	2012	2011	2010
Profit (loss) recognized in other comprehensive income during the period	8	(4)	14
Reclassification in net income during the period	(1)	(6)	(30)
TOTAL	7	(10)	(16)

10.8     Loans and other receivables

(in millions of euros)	December 31, 2012			December 31, 2011	December 31, 2010
	Cost	Depreciation	Net	Net	Net
Cash collateral paid (1)	372	-	372	317	265
Other deposits paid in connection with financing (1)	2	-	2	133	110
Loan granted to Everything Everywhere (1)	-	-	-	224	726
Receivables related to investments	217	(20)	197	979 (2)	115
Other (3)	518	(5)	513	506	450
TOTAL	1,109	(25)	1,084	2,159	1,666

(1)  Items included in net financial debt (see Note 10.2).

(2)  Including the loan granted to Orange Suisse in a nominal amount of 917 million Swiss francs.

(3)  Mainly comprises security deposits and various loans.

10.9     Financial assets at fair value through profit or loss

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Derivatives held for trading (assets)	93	338	198
Investments at fair value	133	724	656
Equity securities measured at fair value	74	-	-
Other financial assets at fair value through profit or loss	300	1,062	854
Cash equivalents	7,116	6,733	3,201
TOTAL	7,416	7,795	4,055

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10.10   Derivatives instruments

Items in the statement of financial position included in the derivatives portfolio

(in millions of euros)	December 31, 2012		December 31, 2011		December 31, 2010
	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives	Statement of financial position	o/w derivatives
Non-current financial liabilities at fair value through profit or loss	(482)	(236)	(259)	(238)	(2,176)	(272)
Non-current hedging derivatives liabilities	(542)	(542)	(277)	(277)	(250)	(250)
Current financial liabilities at fair value through profit or loss	(111)	(75)	(2,019)	(67)	(366)	(356)
Current hedging derivatives liabilities	(5)	(5)	(3)	(3)	(18)	(18)
Liabilities included in the derivatives portfolio		(858)		(585)		(896)
Non-current assets at fair value through profit or loss	159	85	114	114	96	96
Non-current hedging derivatives assets	204	204	428	428	328	328
Current financial asset at fair value through profit or loss, excluding cash equivalents	141	8	948	224	758	102
Current hedging derivatives assets	3	3	66	66	72	72
Assets included in the derivatives portfolio		300		832		598
Net derivatives		(558)		247		(298)

Analysis of market value of derivatives

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
	Net	Net	Net
Cash flow hedge derivatives	(367)	318	151
Fair value hedge derivatives	27	36	103
Net investment hedge derivatives	-	(140)	(122)
Hedging derivatives	(340)	214	132
Derivatives held for trading	(218)	33	(430)
Net derivatives	(558)	247	(298)
O/w foreign exchange impact	62	538	(161)
O/w interest rate impact	(622)	(291)	(137)

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10.11   Cash flow hedges

To hedge the exposure of some of their financial cash flows to interest rate and foreign currency risk, entities of the France Telecom-Orange Group have set up risk hedging policies. The main hedges are shown in table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
TP Group	PLN	1,250	PLN	May 20, 2014	Interest rate swaps	Interest rate
TP Group	PLN	283	EUR	May 22, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	400	CHF	December 4, 2014	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	January 19, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	100	EUR	January 29, 2015	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	52,300	JPY	June 26, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	750	USD	September 16, 2015	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	300	EUR	June 20, 2016	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	200	CAD	June 23, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	1,000	USD	September 14, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	250	CHF	October 13, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	44,300	JPY	November 25, 2016	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	100	EUR	November 22, 2017	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	350	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)
France Telecom S.A.	EUR	1,000	USD	September 14, 2021	Cross-currency interest rate swaps	Currency and interest rate
FT ImmoH	EUR	128	EUR	September 28, 2021	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	255	EUR	October 13, 2021	Interest rate swaps	Interest rate (CMS)
FT ImmoH	EUR	122	EUR	December 20, 2022	Interest rate swaps	Interest rate
France Telecom S.A.	EUR	950	USD	March 1, 2031	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	200	GBP	January 23, 2034	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	900	USD	January 13, 2042	Cross-currency interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	500	GBP	November 22, 2050	Cross-currency interest rate swaps	Currency and interest rate

For each hedging relationship, the hedged item affects profit or loss:

•

each year on interest payment dates;

•

each year on recognition of unrealized foreign exchange gains or losses upon remeasurement of the nominal amount up to the maturity date of the hedging instrument.

In order to hedge the exposure of some of their operating cash flows in foreign currencies, the entities of the France Telecom-Orange Group have set up risk hedging policies. The main hedges are shown in the table below:

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
France Telecom S.A.	EUR	263	USD	2013-2014	Forward purchases and call options	Purchases in US dollars

For each hedging relationship, the hedged item will affect profit or loss in each year until the maturity date of the hedging relationship.

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The change in the cash flow hedge reserve is analyzed as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized in other comprehensive income during the period (1)	(361)	28	132
Reclassification in net income for the period	(3)	(28)	(28)
Reclassification in operating income for the period	(29)	2	5
Reclassification in initial carrying amount of hedged item	(1)	(5)	(3)
TOTAL	(394)	(3)	106
(1) Mainly includes interest rate impact on cross-currency interest rate swaps.

Furthermore, the foreign exchange impact of derivatives used to hedge foreign-currency denominated bond issues generated a foreign exchange loss of 174 million euros which is recognized directly in profit or loss, thereby offsetting exposure arising from the remeasurement of these bonds in the statement of financial position.

The ineffective portion of cash flow hedges recognized in net income amounted to (25) million euros in 2012 versus (5) million euros in 2011 and 0 million euros in 2010.

10.12   Fair value hedges

The main purpose of the France Telecom-Orange Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt. The main hedges are shown in the table below.

ENTITY	Functional currency	Nominal amount hedged (in millions of currency units)	Currency of hedged item	Maturity date of hedging relationship	Hedging instrument	Hedged risk
TP Group	PLN	110	EUR	May 22, 2014	Cross-currency interest rate swaps and interest rate swaps	Currency and interest rate
France Telecom S.A.	EUR	115	EUR	July 25, 2018	Interest rate swaps	Interest rate (HICP inflation index)

Fair value hedges affect profit or loss as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized on hedging instruments	(10)	(4)	(32)
Change in accrued interest	(8)	(30)	(48)
Gain (loss) recognized on hedging instruments (excluding accrued interest)	(2)	26	16
Gain (loss) recognized on hedged items	5	(24)	(2)
Ineffectiveness (finance costs, net)	3	2	14

In 2011 and 2010, some fair value hedging relationships were discontinued following cancellation of the hedging instruments. The fair value of the underlying debt at the hedge accounting termination date is amortized through profit or loss over the remaining term of the initial hedging relationship using an effective interest rate recalculated as of that date.

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10.13   Net investment hedges

Since 2008, the France Telecom-Orange Group had set up derivative financial instruments to hedge its foreign exchange risk on its net investment in Switzerland. These were cross-currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

On February 29, 2012, the associated reserves of (125) million euros (versus (121) million euros at December 31, 2011) were reclassified in the gain on disposal of Orange Suisse, as was the associated cumulative translation adjustment since January 1, 2004 (date of first-time application of IFRS), which amounted to 168 million euros (versus 160 millions euros at December 31, 2011).

Since 2012, the foreign exchange component of some bonds in pound sterling has been qualified as a net investment hedge of the Group’s investment in the United Kingdom. At December 31, 2012, the hedged amount of assets in pound sterling is 1,600 million pounds sterling.

The change in the net investment hedge reserve is analyzed as follows:

(in millions of euros)	2012	2011	2010
Gain (loss) recognized in other comprehensive income during the period	(26)	(14)	(80)
Reclassification in net income during the period	125	-	-
TOTAL	99	(14)	(80)

The ineffective portion of net investment hedges recognized in finance costs amounted to (7) million euros in 2011 versus (4) million euros in 2011 and (17) million euros in 2010.

10.14   Hedging instruments reserves

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Effective component of cash flow hedges	(383)	(20)	1
Reserve to be amortized for discontinued hedges	590	581	547
Effective component of net investment hedges	(22)	(121)	(107)
Contribution of France Telecom S.A.	185	440	441
Contribution of other entities	(58)	(18)	(2)
TOTAL	127	422	439
O/w share attributable to owners of the parent company	130	422	440
O/w share attributable to non-controlling interests	(3)	(0)	(1)

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NOTE 11  Information on market risk and fair value of financial assets and liabilities

It is noted that the Group uses financial performance indicators that are not specifically defined by IFRS, such as EBITDA (see Note 18.1) and net financial debt (see Note 10.2).

Market risks are monitored by France Telecom-Orange’s Treasury and Financing Committee, which reports to the Group Management Committee. The committee is chaired by the Group’s Deputy Chief Executive Officer and Executive Director for Finance and Information Systems and meets on a quarterly basis.

It sets the guidelines for managing the Group’s debt, especially in respect of its liquidity, interest rate, foreign exchange rate and counterparty risks exposure in the months to come, and reviews past management (realized transactions, financial results).

11.1     Interest rate risk management

Management of fixed-rate/variable-rate debt

France Telecom-Orange seeks to manage its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using firm and conditional interest rate derivatives such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

The fixed-rate component of gross debt was 92% at December 31, 2012.

The fixed-rate component of net debt was 111% at December 31, 2012 compared with 113% at December 31, 2011 and 98% at December 31, 2010.

Sensitivity analysis of the Group’s position to changes in interest rates

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in a decrease of 99 million euros in financial expense and a 1% fall in interest rates would result in an increase of 119 million euros, mainly because of the net position of derivatives that do not qualify for hedge accounting.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.94 billion euros, which represents 5.43% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.88 billion euros (5.25% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would increase the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 114 million euros. A 1% fall in interest rates would lead to a decrease in their market value and in the cash flow hedge reserves of approximately 159 million euros.

11.2     Foreign exchange risk management

Operational foreign exchange risk

The Group’s foreign operations are carried out by entities that operate in their own country and mainly in their own currency. Their operational exposure to foreign exchange risk is therefore limited to some of their operating cash flows (equipment or network capacity purchases, purchases from suppliers or sales to customers, purchases from or sales to international operators).

To cover their exposure to these foreign exchange risks, the subsidiaries of the France Telecom-Orange Group have set up hedging policies whenever possible (see Note 10.11).

Financial foreign exchange risk

Financial foreign exchange risk mainly relates to:

•

dividends paid to the parent company: in general, the Group’s policy is to economically hedge this risk as from the date of the relevant subsidiary’s Shareholders’ Meeting;

•

financing of the subsidiaries: except in special cases, the subsidiaries are required to cover their funding needs in their functional currency;

•

Group financing: most of the Group’s debt (88%) is denominated in euros. From time to time, France Telecom S.A. issues bonds in markets other than euro market (primarily the US dollar, pound sterling, Canadian dollar, Swiss franc and yen markets). If France Telecom S.A. does not have assets to hedge these currencies, in most cases, the issues are translated into euros through cross-currency swaps. The debt allocation by currency also depends on the level of interest rates and particularly on the interest rate differential relative to the euro.

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The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to foreign exchange risks, including internal transactions that generate a net gain or loss recognized in the consolidated statements of income. It also shows the sensitivity of these entities to a 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currency units)	Exposure in currency units							Sensitivity to a change in euro or zloty vs. other currencies (in millions of euros)
	EUR	GBP	PLN	EGP	CHF	USD	Total translated	10% gain in euro or zloty	10% loss in euro or zloty
France Telecom S.A.	-	(4)	(93)	-	-	(4)	(31)	3	(3)
TP Group	-	-	-	-	-	3	2	(0)	0
Commitment to purchase ECMS shares	-	-	-	218	-	-	26	(2)	3
TOTAL (CURRENCIES)	-	(4)	(93)	218	-	(2)	(3)
TOTAL (EUROS)	-	(5)	(23)	26	-	(1)	(3)

Translation risk

Due to its international presence, France Telecom-Orange Group’s statement of financial position is exposed to foreign exchange fluctuations, as these affect the translation of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling, the zloty, the Egyptian pound, the Swiss Franc and the US dollar.

To hedge its largest foreign asset exposures, France Telecom-Orange has issued debt in the relevant currencies.

(in million of euros)	Contribution to consolidated net assets								Sensitivity to a change in the euro vs. other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Assets excluding net debt (1)	41,232	6,368	3,495	1,619	3	417	3,795	56,929	(1,427)	1,744
Net debt by currency (2)	26,597	1,959	1,249	951	(45)	93	(259)	30,545	(359)	439
Net assets by currency (3)	14,635	4,409	2,246	668	48	324	4,054	26,384	(1,068)	1,306

(1)  Net assets excluding net debt by currency do not include components of net financial debt.

(2)  See Note 10.2.

(3)  Share of net assets attributable to owners of the parent company in zlotys amounts to 1,138 million euros.

To limit the translation risk on the statement of financial position, France Telecom-Orange hedged an amount of 1.6 billion pounds sterling through net investment hedges.

Due to its international presence, France Telecom-Orange Group is exposed to risk arising from changes in average exchange rates in the conversion of statements of income denominated in foreign currencies of its foreign subsidiaries.

(in millions of euros)	Contribution to consolidated financial income statement								Sensitivity to a change in the euro vs. other currencies
	EUR	GBP	PLN	EGP	CHF	USD	Other currencies	Total	10% gain in euro	10% loss in euro
Revenues	33,659	206	3,345	1,323	334	948	3,700	43,515	(896)	1,095
Reported EBITDA	9,776	(95)	1,140	410	88	197	979	12,495	(247)	302
Operating income	4,898	(228)	(522)	(433)	80	86	182	4,063	76	(93)

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    398

11.3     Liquidity risk management

The France Telecom-Orange Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of funding

France Telecom-Orange has diversified sources of funding:

•

issues in the short-term securities markets under the commercial paper program;

•

regular issues in the bond markets under the EMTN program;

•

in January 2011, France Telecom-Orange entered into an agreement with a large number of international banks for a 6 billion euro 5-year syndicated credit facility to refinance the previous facility. The margin on this syndicated credit facility is subject to change if the Group’s credit rating is upgraded or downgraded. In December 2012, the maturity of the syndicated credit facility was extended after the consent of the lenders with the following terms: 5,665 million euros maturing in January 2018; 75 million euros maturing in January 2017, and 270 million euros maturing in January 2016 in accordance with the initial schedule.

Liquidity of investments

France Telecom-Orange invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for the short term.

Smoothing debt maturities

Debt maturities are spread consistently over the coming years, as evidenced by the average maturity of net debt excluding TDIRA, which was 9 years at the end of 2012 as at the end of 2011 (8.5 years at the end of 2010).

The following table shows undiscounted future cash flows for each financial liability shown on the statement of financial position. The key assumptions used in this schedule are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

TDIRA being bonds reedemable for shares that are perpetual, their redemption is assumed to be undetermined. In addition, from January 1, 2010, interest payable on the bonds has switched to a variable rate over an undetermined period of time (see Note 10.3). Accordingly, interest from that date other than for the first period is no longer included, as including interest payments for the other periods would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    399

(in millions of euros)	Note	December 31, 2012	H1 2013			H2 2013			2014		2015		2016		2017		2018 and beyond		Undated	Non-cash items (1)
			Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Accrued interest (2)	Future interest (2)	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts	Interest	Nominal amounts
TDIRA	10.3	1,328	-	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,471	(152)
Bonds, excluding TDIRA	10.4	32,531	3,076	876	233	414	46	469	3,929	1,399	2,676	1,167	2,459	1,103	2,613	1,024	16,568	8,806	-	(126)
Bank and lending institutions	10.5	2,476	579	25	94	374	-	64	336	94	176	64	475	46	262	29	280	19	-	(31)
Finance lease liabilities	10.2	675	166	-	4	40	-	4	94	7	25	6	27	6	38	5	285	14	-	(1)
Securitization debt	3.3 - 10.2	852	-	-	5	-	-	5	355	-	-	-	500	-	-	-	-	-	-	(3)
Cash collateral received	10.2	66	66	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commercial paper	10.2	366	366	-	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(0)
Bank overdrafts	10.2	101	101	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Commitment to purchase ECMS shares	10.2 - 10.6	220	-	-	-	-	-	-	-	-	220	-	-	-	-	-	-	-	-
Other commitments to purchase non-controlling interests	10.6	35	35	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other financial liabilities	10.2	620	467	2	2	9	-	2	16	3	49	3	22	3	14	2	31	3	-	9
Derivatives (liabilities)	10.10	858	71	-	84	0	-	50	44	123	30	75	31	30	-	7	62	(177)	-
Derivatives (assets)	10.10	(300)	(7)	-	(16)	(1)	-	6	(144)	(10)	(4)	11	(61)	15	(0)	11	(77)	87	-
Gross financial debt after derivatives		39,828	4,920	913	407	836	46	600	4,630	1,616	3,172	1,326	3,453	1,203	2,927	1,078	17,149	8,752	1,471
Deposits received from customers		226	226	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade payables	4.5	8,034	7,411	13	-	229	4	4	46	4	33	2	32	(1)	31	(3)	121	(45)	-	113
TOTAL FINANCIAL LIABILITIES (INCLUDING DERIVATIVES ASSETS)		48,088	12,557	926	407	1,065	50	604	4,676	1,620	3,205	1,328	3,485	1,202	2,958	1,075	17,270	8,707	1,471

(1)  The amounts shown in this column are used for items not recognized at fair value, to reconcile the breakdown of the nominal amounts, of accrued interests and the balance in the statement of financial position.

(2)  The sum of accrued interest and future interest equals the amount of coupon to be paid.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    400

At December 31, 2012, France Telecom-Orange’s liquidity position exceeds its 2013 net financial debt obligations.

	Note	December 31, 2012
Bank overdrafts	10.2	(101)
Cash		1,205
Cash equivalents	10.9	7,116
Other financial assets at fair value, excluding derivatives	10.9	133
Available undrawn amount of credit facilities		7,231
Liquidity position		15,584

As regards to constraints related to cash repatriation and exchange control of controlled entities, at December 31, 2012, cash and cash equivalent are held mainly in France and in other countries of the European Union, which are not subject to restrictions on convertibility nor exchange control.

For associates, France Telecom-Orange does not govern the transfer of funds in the form of dividends. The main associate is Everything Everywhere, based in the United Kingdom which does not apply any regulatory restriction on the transfer of funds.

At December 31, 2012, the France Telecom-Orange Group had access to credit facilities in the form of bilateral credit lines and syndicated credit lines. Most of those lines bear interest at floating rate.

(in millions of euros)	December 31, 2012
France Telecom S.A.	6,201
TP Group	611
ECMS	225
FT España	81
Other	113
Available undrawn amount of credit facilities	7,231

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 11.4.

France Telecom-Orange’s debt ratings

France Telecom-Orange’s debt rating is an additional performance indicator used to assess the Group’s financial policy and risk management policy and, in particular, its solvency and liquidity risk, and is not a substitute for an analysis carried out by investors. Rating agencies revise the ratings they assign on a regular basis. Any change in the rating could produce an impact on the cost of future financing or restrict access to liquidity. In addition, a change in France Telecom-Orange’s debt rating will, for certain outstanding financings, trigger step-up clauses affecting the interest paid to investors or result in the acceleration or the modification of the repayment schedule of the loan.

One bond (see Note 10.4) with an outstanding amount of 1.9 billion euros at December 31, 2012 is subject to step-up clauses.

In addition, the margin of the 6 billion euro syndicated credit facility signed on January 27, 2011 is subject to change if France Telecom-Orange’s credit ratings are upgraded or downgraded.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    401

Moreover, the interest rate applied to the TDIRA is also subject to change if France Telecom-Orange’s credit ratings are downgraded (see Note 10.3).

Lastly, France Telecom-Orange’s trade receivables securitization programs contain provisions for accelerated repayment or modification of the repayment schedule in the event that France Telecom-Orange’s long-term debt rating is downgraded to BB- by Standard & Poor’s or to Ba3 by Moody’s or if one of the relevant agencies ceases to publish its rating (see Note 11.4).

Regarding the changes in France Telecom-Orange’s debt ratings in 2012:

•

rating agencies Standard & Poor’s and Moody’s revised their outlook from stable to negative, on May 15, 2012 and on August 2, 2012 respectively, while confirming the rating of France Telecom-Orange at A-and A3, respectively;

•

rating agency Fitch Ratings has revised the rating of France Telecom-Orange down to BBB + on October 30, 2012. The outlook is stable.

France Telecom-Orange’s debt ratings at December 31, 2012 are as follows:

	Standard & Poor’s	Moody’s	Fitch Ratings
Long-term debt	A-	A3	BBB+
Outlook	Negative	Negative	Stable
Short-term debt	A2	P2	F2

Based on the above ratings, the step-up clauses were not triggered in 2012.

11.4     Management of covenants

Commitments with regard to financial ratios

France Telecom S.A. does not have any credit facility or borrowing subject to specific covenants with regard to financial ratios.

In respect of the bank financing and guarantee contracts signed in 2010 and 2011, the TP group must comply with the following covenant:

•

a net debt to EBITDA ratio equal to or less than 3.5 (net debt and EBITDA as defined in the contracts with the banks).

In respect of its 2005, 2007, 2008, 2009, 2011 and 2012 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts with the banks).

At December 31, 2012, these ratios were fully compliant.

Commitments with regard to structured financing contracts

Several repayment scenarios are possible for the Group’s trade receivables securitization programs, namely:

•

standard repayment on the contractual maturity date of the programs;

•

accelerated repayment or modification of the repayment schedule, notably in the event that France Telecom-Orange’s long-term rating is downgraded to BB- from Standard & Poor’s or Ba3 from Moody’s or if one of the relevant agencies ceases to publish its rating. In the case of accelerated or adjusted payment, the securitization conducts cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interest progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom-Orange’s financing agreements, including in particular the 6 billion euros syndicated credit facility set up on January 27, 2011, as well as bonds, are not subject to cross default or prepayment arrangements in the event of a material adverse change. Events of defaults in accelerated repayment clauses do not automatically lead to immediate repayment of other contracts.

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11.5     Credit risk and counterparty risk management

Financial instruments that could potentially expose France Telecom-Orange to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom-Orange considers that it has limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of net trade receivables past due is provided in Note 3.3 for loans and other receivables, amounts past due but not depreciated are not material.

France Telecom-Orange is exposed to bank counterparty risk through its cash investments and derivatives. Therefore, it performs a strict selection based on the credit rating of public, financial or industrial institutions it invests in or enters into derivatives agreements with. In addition, limits are defined for each selected counterparty as follows:

•

limits are based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury Department. The maximum commitment is then determined (i) for investments, based on maximum limits, and (ii) for derivatives, based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved;

•

limits are monitored and reported daily to the Group treasurer and head of dealing room. These limits are adjusted regularly depending on credit events;

•

counterparties’ ratings are monitored;

•

for derivatives, France Telecom-Orange also has cash collateral agreements with all bank counterparties with which it contracts derivatives products with a maturity higher than 6 month. These agreements may result in amounts payable (collateral paid) or receivable (collateral received), representing the mark-to-market impact of all derivative instruments set up with these counterparties. Consequently, the amount of cash collateral varies as the value of these operations changes in line with interest and exchange rates. For France Telecom S.A., the net amount of cash collateral paid amounted to 306 million euros at December 31, 2012 compared with 3 million euros at December 31, 2011 and 29 million euros at December 31, 2010 (see Note 10.2). The difference between 2011 and 2012 was due to a volume effect following changes in the portfolio, and to the change in the currency effect on derivatives following the depreciation of certain currencies against the euro in particular the US dollar and the Yen.

In addition, some investments by subsidiaries are with counterparties with a lower rating; in such cases, the rating is essentially the highest available in the country concerned.

11.6     Equity market risk

At December 31, 2012, France Telecom S.A. had no options to purchase its own shares; it had set-up forward purchases of 4,050,532 shares and held 21,481,241 treasury shares (of which 6,135,000 under the liquidity contract, see Note 13.2). Moreover, the Group’s exposure to market risk on shares of listed companies included in assets available for sale was not material given their volume and mutual funds investments (OPCVM) do not contain any equity component. The France Telecom-Orange Group is exposed to equity risk through certain retirement plan assets (see Note 5.2).

Lastly, the representation of France Telecom-Orange’s assets on the statement of financial position may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

11.7     Capital management

France Telecom manages its equity as part of a balanced financial policy, aiming to ensure flexible access to the capital markets, including for the purpose of selectively investing in development projects, and to provide a return to shareholders.

In this context, the Group has set as a target a ratio of a net financial debt to restated EBITDA around 2 at the end of 2014.

As regards to dividends, the amount available to provide return to shareholders is calculated on the basis of total net income and retained earnings, under French GAAP, of the entity France Telecom S.A., the parent company.

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    403

11.8     Fair Value levels of financial assets and liabilities

(in millions of euros)	Note	December 31, 2012
		Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	139	139	48	-	91
Listed investment securities		48	48	48	-	-
Unlisted investment securities		91	91	-	-	91
Other		-	-	-	-	-
Loans and receivables	3.3 - 10.8	6,924	6,924	1,205	5,719	-
Trade receivables		4,635	4,635	-	4,635	-
Cash		1,205	1,205	1,205	-	-
Deposits and various items		374	374	-	374	-
Other		710	710	-	710	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,323	7,323	7,232	91	-
Cash equivalents		7,116	7,116	7,116	-	-
Other		207	207	116	91	-
Financial liabilities at amortized cost	10.2	47,249	52,019	34,768	17,251	-
Financial liabilities		38,988	43,740	34,768	8,972	-
Trade payables		8,034	8,052	-	8,052	-
Other		226	226	-	226	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	282	282	-	247	35
Bonds at fair value		27	27	-	27	-
Commitment to purchase ECMS shares		220	220	-	220	-
Other commitments to purchase non-controlling interests		35	35	-	-	35
Net derivatives	10.10	558	558	-	558	-

The market value of the net financial debt carried by France Telecom-Orange was 35,297 million euros at December 31, 2012, for a carrying amount of 30,545 million euros.

The table below provides an analysis of the change in level 3 market values for financial assets and liabilities measured at fair value in the statement of financial position.

(in millions of euros)	Assets available for sale	Financial liabilities at fair value through profit or loss, excluding derivatives
Level 3 fair values at December 31, 2011	48	15
Gains (losses) taken to profit or loss	37	20
Gains (losses) taken to other comprehensive income	(1)	-
Impact of changes in the scope of consolidation	7	-
Level 3 fair values at December 31, 2012	91	35

2012 REGISTRATION DOCUMENT / FRANCE TELECOM    404

(in millions of euros)	Note	December 31, 2011
		Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	89	89	41	-	48
Listed investment securities		40	40	40	-	-
Unlisted investment securities		48	48	-	-	48
Other		1	1	1	-	-
Loans and receivables	3.3 - 10.8	8,375	8,371	1,434	6,937	-
Trade receivables (1)		4,905	4,905	-	4,905	-
Cash		1,311	1,311	1,311	-	-
Deposits and various items		450	446	123	323	-
Other		1,709	1,709	-	1,709	-
Assets at fair value through profit or loss, excluding derivatives	10.9	7,457	7,457	2,079	5,378	-
Cash equivalents		6,733	6,733	1,939	4,794	-
Other		724	724	140	584	-
Financial liabilities at amortized cost	10.2	47,904	51,306	11,987	39,319	-
Financial liabilities		39,135	42,506	11,987	30,519	-
Trade payables		8,531	8,562	-	8,562	-
Other		238	238	-	238	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	1,974	1,974	-	1,959	15
Bonds at fair value		22	22	-	22	-
Commitment to purchase Mobinil-ECMS shares		1,937	1,937	-	1,937	-
Other commitments to purchase non-controlling interests		15	15	-	-	15
Net derivatives	10.10	(247)	(247)	-	(247)	-
(1) Trade receivables that were presented in level 3 in 2011 are now in level 2, consistently with trade payables.

The market value of the net financial debt carried by France Telecom-Orange was 34,265 million euros at December 31, 2011, for a carrying amount of 30,890 million euros.

(in millions of euros)	Note	December 31, 2010
		Book value	Estimated fair value	Level 1 and cash	Level 2	Level 3
Assets available for sale	10.7	119	119	52	-	67
Listed investment securities		51	51	51	-	-
Unlisted investment securities		67	67	-	-	67
Other		1	1	1	-	-
Loans and receivables	3.3 - 10.8	8,489	8,491	1,329	7,162	-
Trade receivables (1)		5,596	5,596	-	5,596	-
Cash		1,227	1,227	1,227	-	-
Deposits and various items		374	376	102	274	-
Other		1,292	1,292	-	1,292	-
Assets at fair value through profit or loss, excluding derivatives	10.9	3,857	3,857	2,157	1,700	-
Cash equivalents		3,201	3,201	2,155	1,046	-
Other		656	656	2	654	-
Financial liabilities at amortized cost	10.2	44,881	47,928	5,120	42,808	-
Financial liabilities		35,921	38,946	5,120	33,826	-
Trade payables		8,740	8,762	-	8,762	-
Other		220	220	-	220	-
Financial liabilities at fair value through profit or loss, excluding derivatives	10.6	1,913	1,913	-	1,905	8
Bonds at fair value		25	25	-	25	-
Commitment to purchase Mobinil-ECMS shares		1,880	1,880	-	1,880	-
Other commitments to purchase non-controlling interests		8	8	-	-	8
Net derivatives	10.10	298	298	-	298	-
(1) Trade receivables that were presented in level 3 in 2010 are now in level 2, consistently with trade payables.

The market value of the net financial debt carried by France Telecom-Orange was 34,865 million euros at December 31, 2010, for a carrying amount of 31,840 million euros.

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NOTE 12  Income tax

12.1     Income tax in profit or loss

(in millions of euros)	2012	2011	2010
France tax group	(912)	(1,693)	(755)
• Current tax	(634)	(763)	(1,922)
• Deferred taxes	(278)	(930)	1,167
United Kingdom	(41)	(12)	(78)
• Current tax	(108)	(96)	(97)
• Deferred taxes	67	84	19
Spain tax group	122	(0)	2
• Current tax	(31)	(0)	2
• Deferred taxes	153	-	-
TP Group	(40)	66	(86)
• Current tax	(30)	(41)	(105)
• Deferred taxes	(10)	107	19
Other subsidiaries	(360)	(448)	(838)
• Current tax	(445)	(408)	(393)
• Deferred taxes	85	(40)	(445)
TOTAL	(1,231)	(2,087)	(1,755)
• Current tax	(1,248)	(1,308)	(2,515)
• Deferred taxes	17	(779)	760

France tax group

The income tax in 2012 reflects the impacts of the 2012 Amended Finance Act (Loi de Finances Rectificative) and the 2013 Finance Act (Loi de Finances) adopted by the French government.

The current tax expense for 2011 and 2012 mainly relates to the requirement to pay to the government a minimum tax based on respectively 40% and 50% of taxable income before tax losses carryforward offsets. This law does not increase the total tax charge (current tax and deferred tax) for the France tax group, but it means making tax payments earlier than expected for 319 million euros in 2012 and 332 million euros in 2011 (after tax credits allocation).

In 2010, the current tax mainly reflected the recognition of the tax liability resulting from the tax audits covering fiscal years 2000 to 2005, including late interests.

The deferred tax charge mainly arises from the reversal of deferred tax assets resulting from the utilization of tax losses. In 2012, this charge is reduced by a deferred tax income of 381 million euros in connection with the new French Part-time for Seniors plan and, in 2010, by a deferred tax income from the recognition of tax losses carryforward. Considering all these effects, tax losses carryforward will be fully used by the end of the year 2015.

With respect to the tax audits relating to fiscal years 2000-2005, France Telecom S.A. issued on April 1, 2011 a bank guarantee in the amount of the tax claim of 1,735 million euros. In addition, on November 23, 2011, France Telecom S.A. filed a motion for judicial review in the Administrative Court of Montreuil. Based on the usual length of time required for a court of first instance to render a judgment, a decision can be expected by 2013-2014 at the earliest. Should the court rule in disfavour of France Telecom S.A., the company would then be required to pay the principal amount and accrued interest pending the outcome of any appeals. France Telecom S.A. considers that it has solid grounds for its defense in view of the points raised by the Commission Nationale des Impôts Directs, particularly with respect to the enforceability of management decisions vis-à-vis the tax authorities and the statute of limitations for the years covered by the audit. On December 31, 2012, the proceedings at the Administrative Court of Montreuil are still in progress and memorandum have been exchanged.

The two main companies in the France tax group (France Telecom S.A. and Orange France S.A.) were subject to tax audits in 2011 and 2012 respectively over the periods 2006-2009 and 2006-2010, without any significant reassessment recognized in the financial statements on December 31, 2012.

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United Kingdom

In 2011 and 2012, the deferred income tax is primarily due to an adjustment to the deferred tax liability related to the Orange brand following a reduction in the applicable tax rate in the United Kingdom. The successive reductions in tax rate are detailed under Changes in applicable rates.

Spain

In 2012, the current tax charge relates to the provisions of the royal decrees adopted in the current year, which institute an obligation to pay a minimum tax calculated on a basis of 75% of taxable income before tax losses carryforward offsets.

Deferred tax income booked in 2012 corresponds to the revaluation of deferred tax assets for 110 million euros due to business plans deemed to be favorable. The recoverability is expected in 4 years.

In 2010 and 2011, Spain did not book any current tax expense and did not recognize any deferred tax asset related to current period tax losses carryforward.

TP Group

In 2011, TP Group’s current tax charge was substantially reduced by the amount of the tax credit for new technologies obtained in relation with fiscal years 2006 to 2011. Deferred tax income reflected the fact that deferred tax assets relating to the DPTG provision were revised upwards following new events (see Note 15.3).

Other tax entities

In 2010, the deferred tax charge of other tax entities included a 396 million euros write-off of a deferred tax asset that was carried by a non-operating company.

Changes in applicable rates

In 2012, the income tax rates applicable in several jurisdictions in which the Group operates were changed.

In France, the rate was increased to 36.10% until tax year 2014. As a result, the deferred tax charge of the France tax group includes a deferred tax profit of 72 million euros.

In the United Kingdom, the rate was reduced to 25% as from April 1, 2012 from 26% previously. The rate will be further reduced to 23% as from April 1, 2013. As a result, the deferred tax includes a 63 million euro deferred tax benefit, representing adjustment to the net deferred tax balance liabilities at the date of enactment of the tax rate changes.

The tax rates applicable in France, in the United Kingdom and in Egypt changed also in 2011.

In France, the rate was increased to 36.10% for tax years 2011 and 2012 from 34.43% previously. As a result, the deferred tax charge of the France tax group included a deferred tax profit of 60 million euros broken down as follows:

•

a deferred tax profit of 113 million euros resulting from the update of the net deferred tax assets at the beginning of the year;

•

a deferred tax charge of 53 million euros as a direct result of applying the new tax rate to taxable income for the fiscal year.

In the United Kingdom, the tax rate was reduced to 26% as from April 1, 2011 from 28% previously. The tax rate was further reduced to 25% as from April 1, 2012. As a result, the deferred tax included a 93 million euro deferred tax profit, mainly representing an adjustment to the net deferred tax balance liabilities at the beginning of the year.

In Egypt, the rate was increased to 25% as from January 1, 2011 from 20% previously. As a result, the deferred tax charge for Mobinil and ECMS included a 66 million euro deferred tax charge, mainly representing adjustment to the net deferred tax balance liabilities at the beginning of the year.

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Group tax proof

(in millions of euros)	2012	2011	2010
Net income before tax of continuing operations	2,335	5,915	5,562
Impairment of goodwill	1,732	611	509
Net income before tax and impairment of goodwill	4,067	6,526	6,071
Statutory tax rate in France	36.10%	36.10%	34.43%
Theoretical income tax	(1,468)	(2,356)	(2,090)
Reconciliation items:
Adjustment of prior-year taxes	(102)	(151)	(1,896)
Share of profits (losses) of associates	(95)	(35)	(5)
Reassessment of deferred tax assets	72	(107)	1,915
Difference in tax rates	238	149	188
Change in applicable tax rates	135	142	-
Other reconciliation items	(11)	271	133
Effective income tax on continuing operations	(1,231)	(2,087)	(1,755)
Effective tax rate	30.26%	31.98%	28.90%

The reconciliation items in the tax proof mainly relate to the following events recognized in 2012:

•

the adjustment of prior-year taxes mainly reflects the impacts of tax audits relating to prior years, and notably the tax audits covering fiscal years 2000 to 2005;

•

the reassessment of deferred tax assets is primarily the effect of the 110 million euro deferred tax assets remeasurement in Spain due to business plans deemed to be favorable on a foreseeable future;

•

the difference in tax rates arises from the Group’s presence in jurisdictions that apply different tax rates than France which are primarily in Poland and in the United Kingdom;

•

the effect of changes in applicable rates is the cumulative adjustments to the deferred tax balance at the opening balance in jurisdictions where tax rate changes were announced effective in 2012. These effects are detailed under Changes in applicable rates.

The effective tax rate in 2011 was mainly explained by the following other reconciliation items:

•

the tax of 74 million euros recognized by TP Group for the new technologies tax credits and the deferred tax asset relating to the DPTG provision which was revised upwards during 2011;

•

the tax reversals from cumulative translation adjustments associated with the discontinued operations in the United Kingdom for 232 million euros.

The effective tax rate in 2010 was explained mainly by the following:

•

recognition of a tax charge of 1,901 million euros in connection with the tax audits for the years 2000 to 2005, and as a corollary recognition of 1,915 million euros in deferred tax assets;

•

the impact of remeasurement resulting from the business combination (Egypt) is presented under Other reconciliation items and amounts to 114 million euros.

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12.2     Corporate income tax on components of other comprehensive income

(in millions of euros)	2012			2011			2010
	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount	Gross amount	Tax	Net amount
Actuarial gains and losses on post-employment benefits	(84)	29	(55)	(46)	(3)	(49)	(117)	57	(60)
Assets available for sale	7	-	7	(10)	-	(10)	(16)	3	(13)
Cash flow hedges	(394)	134	(260)	(3)	4	1	106	(35)	71
Net investment hedges	99	(34)	65	(14)	5	(9)	(80)	37	(43)
Translation adjustments	264	-	264	(1,053)	-	(1,053)	1,712	-	1,712
Other comprehensive income of associates	(18)	(5)	(23)	(11)	-	(11)	30	-	30
TOTAL	(126)	124	(2)	(1,137)	6	(1,131)	1,635	62	1,697

12.3     Tax position in the statement of financial position

(in millions of euros)	December 31, 2012			December 31, 2011			December 31, 2010
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
France tax group
• Current tax(1)	-	2,423	(2,423)	-	2,221	(2,221)	5	1,950	(1,945)
• Deferred taxes(2)	2,693	-	2,693	2,829	-	2,829	3,761	-	3,761
United Kingdom
• Current tax	0	43	(43)	(0)	56	(56)	25	101	(76)
• Deferred taxes(3)	0	709	(709)	(0)	776	(776)	0	858	(858)
Spain tax group
• Current tax	23	-	23	3	-	3	3	-	3
• Deferred taxes(4)	572	86	486	460	127	333	418	85	333
TP Group
• Current tax	(0)	29	(29)	0	8	(8)	2	18	(16)
• Deferred taxes	214	0	214	204	(0)	204	115	0	115
Other subsidiaries
• Current tax	86	299	(213)	121	340	(219)	89	284	(195)
• Deferred taxes	115	307	(192)	58	361	(303)	130	322	(192)
TOTAL
• Current tax	109	2,794	(2,685)	124	2,625	(2,501)	124	2,353	(2,229)
• Deferred taxes	3,594	1,102	2,492	3,551	1,264	2,287	4,424	1,265	3,159

(1)  Including effect of the tax audits covering fiscal years 2000 to 2005 including late interests.

(2)  Including deferred tax assets on tax losses carryforward indefinitely.

(3)  Including deferred tax liabilities on the Orange brand.

(4)  Including deferred tax assets on tax losses carryforward beyond 2018.

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Change in net current tax

(in millions of euros)	2012	2011	2010
Net current tax - opening balance	(2,501)	(2,229)	(140)
Income tax paid	1,145	1,021	442
Current tax	(1,247)	(1,308)	(2,515)
Changes in consolidation scope, reclassification and translation adjustments	(78)	10	(10)
Other	(4)	5	(6)
Net current tax - closing balance	(2,685)	(2,501)	(2,229)

Change in net deferred taxes

(in millions of euros)	2012			2011			2010
	Income statement	Others	Total	Income statement	Others	Total	Income statement	Others	Total
Net deferred taxes - opening balance	2,287			3,159			2,732
Provisions for employee benefit obligations	390	44	434	(64)	2	(62)	37	80	117
Fixed assets	184	46	230	215	(129)	86	192	(245)	(53)
Tax losses carryforward	(271)	(12)	(283)	(817)	57	(760)	389	(161)	228
Other temporary differences	(286)	110	(176)	(113)	(23)	(136)	142	(6)	135
Net deferred taxes - closing balance	2,492			2,287			3,159

Net deferred taxes by type

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Provisions for employee benefit obligations	959	525	587
Fixed assets	(310)	(540)	(626)
Tax losses carryforward	1,200	1,483	2,243
Other temporary differences	643	819	955
Net deferred taxes	2,492	2,287	3,159

Unrecognized deferred tax assets

On December, 2012 unrecognized deferred tax assets for France Telecom-Orange amounted to 4.8 billion euros (4.8 billion euros in 2011 and 4.5 billion euros in 2010), approximately half of these relating to the Spain tax group.

Most of the unrecognized tax losses carryforward for which no deferred tax assets were recognized will expire beyond 2018.

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NOTE 13  Shareholders’ equity

At 31 December 2012, France Telecom S.A.’s share capital, based on the number of issued shares at this date, amounted to 10,595,541,532 euros, comprising 2,648,885,383 ordinary shares with a par value of 4 euros each.

At that date, the French State owned 26.94% of France Telecom S.A.’s share capital and 27.16% of the voting rights either directly or indirectly in concert with the Fonds Stratégique d’Investissement.

13.1     Changes in share capital

No new shares were issued during 2012.

13.2     Treasury shares

As authorized by the Shareholders’ Meeting of June 5, 2012, the Board of Directors instituted a new share buyback program (the 2012 Buyback Program) and cancelled the unused portion of the 2011 Buyback Program, with immediate effect. The 2012 Buyback Program is described in the France Telecom Registration Document filed with the French Securities Regulator on March 29, 2012.

The only shares bought back by France Telecom-Orange during 2012 were shares bought back as part of the liquidity contract.

At December  31, 2012, France Telecom-Orange held 21,481,241 of its own shares (including 6,135,000 shares as part of the liquidity contract), compared with 15,456,045 at December 31, 2011 (including 101,868 shares as part of the liquidity contract) and 4,609 at December 31, 2010 (including no shares as part of the liquidity contract). Besides, France Telecom S.A. has a forward purchase contract for 4,050,532 shares.

13.3     Earnings per share

(in million of euros)	2012	2011	2010
Net income of continuing operations used for calculating basic earnings per share (a)	820	3,895	3,810
Impact of dilutive instruments:
TDIRA (1)	-	57	57
Free share award plan	(1)	0	-
Net income of continuing operations used for calculating diluted earnings per share (b)	819	3,952	3,867
Net income of discontinued operations used for calculating basic and diluted earnings per share (c)	-	-	1,070
Net income used for calculating basic earnings per share (a)+(c)	820	3,895	4,880
Net income used for calculating diluted earnings per share (b)+(c)	819	3,952	4,937
(1) The TDIRA, which were non-dilutive at December 31, 2012, were not included in the calculation of diluted earnings per share.

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

(number of shares)	December 31, 2012	December 31, 2011	December 31, 2010
Weighted average number of ordinary shares outstanding - basic	2,632,833,980	2,643,535,474	2,647,269,516
Impact of dilutive instruments:
TDIRA (1)	-	64,009,082	61,854,754
France Telecom S.A. stock option and related plans (2)	-	29,964	541,125
Free share award plans (3)	13,323,366	4,398,445	651,628
Weighted average number of shares outstanding - diluted	2,646,157,346	2,711,972,965	2,710,317,023

(1)  TDIRA represented 62,315,328 shares at December 31, 2012.

(2)  Subscription options with an exercise price greater than the 12-month average market price are not included in the calculation of diluted earnings per share.

(3)  Including effect of forward purchase contract.

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Information on instruments that were non-dilutive at year-end, but potentially dilutive in future periods

In 2012, due to the annual average share price, which was 10.26 euros:

•

the Orange stock option plans, representing 2,804,819 shares (shares converted into France Telecom shares), were non-dilutive overall;

•

the France Telecom S.A. (ex Wanadoo) stock option plans, representing 1,231,794 shares, were non-dilutive overall;

•

the France Telecom 2005 and 2007 stock option plans, representing 19,893,547 shares, were non-dilutive overall.

The weighted average exercise price of each plan is set out in Note 5.3.

13.4     Dividends

Full Year	Approved by	Description	Dividend per share (euros)	Payout date	How paid	Total (in millions of euros)
2012	Board of Directors Meeting on July 25, 2012	2012 interim dividend	0.58	September 12, 2012	Cash	1,528
	Shareholders’ Meeting on June 5, 2012	Balance for 2011	0.80	June 13, 2012	Cash	2,104
Total dividends paid in 2012						3,632
2011	Board of Directors Meeting on July 27, 2011	2011 interim dividend	0.60	September 8, 2011	Cash	1,585
	Shareholders’ Meeting on June 7, 2011	Balance for 2010	0.80	June 15, 2011	Cash	2,118
Total dividends paid in 2011						3,703
2010	Board of Directors Meeting on July 28, 2010	2010 interim dividend	0.60	September 2, 2010	Cash	1,589
	Shareholders’ Meeting on June 9, 2010	Balance for 2009	0.80	June 17, 2010	Cash	2,117
Total dividends paid in 2010						3,706
2009	Board of Directors Meeting on July 29, 2009	2009 interim dividend	0.60	September 2, 2009	Cash	1,588

13.5     Cumulative translation adjustment

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Profit/(loss) recognized in other comprehensive income during the period	431	(411)	679
Reclassification to net income for the period	(167)	(642)	(60)
Total transaction adjustments for continuing operations	264	(1,053)	619

In 2012, the reclassification of translation adjustments to net income for the period was due to transactions relating to the disposal of Orange Suisse (see Note 2.2).

In 2011, the France Telecom Group terminated certain operations in the United Kingdom. This transaction generated an impact of 642 million euros on the income statement resulting from reclassification of the cumulative translation adjustment for these entities.

In 2010, the reclassification of translation adjustments to net income for the period was due to transactions relating to the Egyptian entities (see Note 2.2).

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(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Profit/(loss) recognized in other comprehensive income during the period	-	-	(4)
Reclassification to the net income for the period	-	-	1,097
Total translation adjustments for discontinued operations	-	-	1,093

In 2010, the reclassification of translation adjustments to net income for the period was in connection with the disposal of interest in Orange in the United Kingdom for 1,031 million euros (see Note 2).

(in million of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Pound sterling	601	441	734
Polish zloty	952	608	1,096
Swiss franc	1	160	155
o/w translation adjustments for discontinued operations	-	160	-
Egyptian pound	(304)	(261)	(203)
Slovakian crown	221	221	244
Others	(266)	(228)	(32)
TOTAL	1,205	941	1,994
o/w share attributable to owners of the parent company	941	752	1,689
o/w share attributable to non-controlling interests	264	189	305

13.6     Non-controlling interests

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Credit part of net income attributable to non-controlling interests (a)	434	497	402
o/w TP Group	108	164	15
o/w Sonatel Group	157	153	166
o/w Mobistar Group	83	104	124
o/w Jordan Telecom Group	41	39	40
Debit part of net income attributable to non-controlling interests (b)	(150)	(564)	(403)
o/w Telkom Kenya	(93)	(144)	(89)
o/w Egypt (1)	(27)	(388)	(275)
Net income attributable to non-controlling interests (a+b)	284	(67)	(3)
Credit part of comprehensive net income attributable to non-controlling interests (a)	485	402	454
o/w TP Group	160	60	47
o/w Sonatel Group	160	153	167
o/w Mobistar Group	83	104	124
o/w Jordan Telecom Group	38	45	58
Debit part of comprehensive net income attributable to non-controlling interests (b)	(131)	(572)	(402)
o/w Telkom Kenya	(76)	(150)	(87)
o/w Egypt	(26)	(388)	(274)
Comprehensive net income attributable to non-controlling interests (a+b)	354	(171)	52
(1) Including (286) million euros in 2011 ((300) million euros in 2010) relating to the impairment loss attributable to non-controlling interests (see Note 6.1).

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(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Dividends paid to minority shareholders	579	687	610
o/w TP Group	234	245	252
o/w Sonatel Group	157	159	143
o/w Mobistar Group	104	122	129
o/w Egypt	-	95	-
o/w Jordan Telecom Group	48	48	55

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Debit part of equity attributable to non-controlling interests (a)	2,128	2,250	2,520
o/w TP Group	1,082	1,186	1,405
o/w Sonatel Group	515	513	541
o/w Mobistar Group	170	191	207
o/w Jordan Telecom Group	216	227	230
Credit part of equity attributable to non-controlling interests (b)	(50)	(231)	(72)
o/w Telkom Kenya	(10)	(218)	(67)
Total Equity attributable to non-controlling interests (a+b)	2,078	2,019	2,448

Telkom Kenya

The transactions described in Note 2.2. resulted in 2012 in the reclassification of (241) million euros from equity attributable to the non-controlling interests to equity attributable to the owners of the parent.

Egypt

Given OTMT’s option to sell its residual interests in ECMS and MT Telecom (see Note 2.2), the negative balance of non-controlling interests share in Egypt amounting to (11) million euros has been reclassified under equity attributable to the owners of the parent in the statement of financial position.

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NOTE 14  Unrecognized contractual commitments

At December 31, 2012, France Telecom-Orange is not aware of having entered into any commitments involving entities controlled by the Group, that may have a material effect on its current or future financial position, other than the commitments described in this note.

14.1     Leasing commitments

Minimum future lease payments due under non-cancelable leases at 31 December 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Operating leases (1)	7,453	1,101	1,006	965	932	795	2,654
(1) Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets).

Future finance lease payments are shown in Note 11.3. Future interest finance lease payments amounts to 46 million euros.

The Group may choose whether or not to renew these commercial leases upon expiration or to replace them by other leases with renegotiated terms and conditions.

14.2     Goods and services purchase and investment commitments

Good and services purchase commitments

PAYMENTS DUE BY MATURITY AT 31 DECEMBER 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Goods and services purchase commitments	3,572	2,137	402	408	207	127	291

The Group’s most significant commitments at December 31, 2012 related to the following:

•

the purchase of transmission capacity for an overall amount of 961 million euros, including 756 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2019);

•

purchases of mobile telephones for an aggregate amount of 561 million euros;

•

maintenance of submarine cables for which France Telecom-Orange has joint ownership or user rights, for an estimated overall amount of 218 million euros;

•

the purchase from the French professional football league of broadcasting rights for League 1 and League 2 football matches over mobile network and tablets. The total amount of these commitments is 93 million euros, payable in installments up to June 2016;

Unrecognized contractual commitments for purchases of broadcasting rights by Orange Cinéma Séries SNC are only partially included in the above table, as they are covered by a provision (see Note 4.3).

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Investment commitments

Investment commitments due by maturity at 31 December 2012

(in millions of euros)	Total	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Investment commitments	2,187	1,452	141	56	38	49	451

The Group’s main investment commitments at December 31, 2012 related to orders in progress as well as the following:

•

in Spain, as part of the acquisition of a second block of 3G frequencies, Orange committed to invest 433 million euros over three years. At end-December 2012, 266 million euros had been invested. However, the initial investment commitments are fully covered by a bank guarantee;

•

on October 22, 2009, TP S.A. and the Polish Office for Electronic Communications (UKE) signed a memorandum of understanding pertaining to the institution of measures to guarantee non-discrimination and transparency in inter-carrier relations without functionally separating TP S.A.’s activities. Moreover, under this agreement, wholesale rates for regulated services were to remain frozen until 2012 and TP S.A. was to develop 1.2 million broadband lines over 2010-2012, for a total investment initially estimated by TP S.A. at 3 billion zlotys. On January 30, 2012, TP SA and UKE signed an amendment to the memorandum of understanding on the development of high speed lines to be completed by March 31, 2013, including 220,000 lines with speeds of at least 30 Mbps. At December 31, 2012, 174,000 lines remained to be delivered for an estimated amount of 140 million zlotys;

•

in October 2012, Orange Romania won blocks of frequencies in the 800 MHz to 2,600 MHz bands for a total amount of 227 million euros in an auction process of 2G and 4G frequencies by Romanian telecom regulator ANCOM. A payment of 64 million euros was made at the end of December 2012, including 11 million euros for the extension of the 2G licenses and an advance of 53 million euros for the new 2G and 4G frequency blocks.

In addition to these commitments, which are expressed in monetary terms, the Group made certain commitments to various administrative authorities such as ensuring a certain coverage and a certain quality level. These commitments, which have been undertaken primarily as part of license award processes, will require investment expenditure in future years to roll out and enhance the networks. They are not shown in the table above if they have not been expressed in monetary terms, which is usually the case. Such commitments have been made recently against the French authorities for frequencies obtained in 2011 in the 2.6 GHz and 800 MHz bands and against the Romanian authorities for frequencies obtained in 2012 in bands of 800 MHz to 2.6 GHz.

In France, the Group agreed to meet the following conditions:

•

an optional commitment to host mobile virtual network operators (MVNOs) on certain technical and pricing terms under full MVNO schemes;

•

an obligation to provide mobile coverage with theoretical maximum download speeds of at least 60Mbps per user (25% of the country within 4 years and 75% within 12 years for the 2.6GHz band, 98% of the country within 12 years and 99.6% within 15 years for the 800 MHz band), which can be met by using both the allocated frequencies and other frequencies;

•

more specifically, for the 800 MHz band, an obligation to provide coverage in priority areas (40% of the country within 5 years, 90% within 10 years) with no obligation to provide roaming services, an obligation to provide roaming in each département (90% within 12 years, 95% within 15 years) and an obligation to pool resources in communities covered by the “white area” program.

Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments towards government authorities.

14.3     Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom-Orange Group, vested rights not yet used totaled approximately 10.2 million hours at December 31, 2012.

In accordance with French standards (CNC Urgent Issues Committee Opinion 2004-F on the recognition of individual rights to training for employees), the costs associated with rights are expensed over the period and do not give rise to a provision except in case of request submitted by the employee within the framework of a Personal Leave for Training, of a dismissal or of a resignation.

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14.4     Guarantees granted to third parties in the ordinary course of business

The table below shows the guarantees granted by the Group to third parties (financial institutions, customers, partners and government agencies) to ensure fulfillment of contractual obligations by non-consolidated companies.

(in millions of euros)	Total/Ceiling	By December 31, 2013	By December 31, 2014	By December 31, 2015	By December 31, 2016	By December 31, 2017	As from January 2018
Guarantees granted to third parties by France Telecom in the ordinary course of business	801	343	140	11	9	5	293

Guarantees granted to third parties to ensure fulfillment of contractual obligations by the consolidated entities are not shown in the table above as they do not increase the Group’s commitments.

On October 14, 2011, BuyIn, the France Telecom-Orange and Deutsche Telekom joint venture for purchasing, began to operate. To generate savings, the parent companies pooled their purchasing operations for handsets, mobile communication networks, and a large part of the fixed-line network equipment and services platforms into a 50/50 joint venture. A compensation mechanism was instituted to take account of a differential between the benefits accruing to the two operators. At December 31, 2012, the Group’s maximum commitment was 140 million euros.

The Group’s main commitments relating to borrowings are set out in Note 11.

France Telecom-Orange has pledged certain investments and other assets to financial institutions or used them as collateral to cover bank borrowings and credit lines (see Note 11).

14.5     Asset and liability guarantees granted in relation to disposals

Under the terms of agreements between certain Group companies and the acquirers of certain assets, the Group is subject to standard warranty clauses relating to assets and liabilities. Nearly all material sale agreements provide for ceilings on these warranties.

At December 31, 2012, the main warranties in effect were the following:

•

warranties capped at 91 million euros, granted as part of the disposal of Orange Denmark in 2004. These warranties will expire at the end of the statutory limitation period;

•

tax-related warranties, capped at 400 million euros, granted to Deutsche Telekom as part of the disposal of the Group’s mobile and Internet operations in the Netherlands in 2007. These warranties will expire at the end of the statutory limitation period;

•

warranties, especially tax-related warranties, granted at the time of the transfer of the United Kingdom operations to the joint venture Everything Everywhere, related to the restructuring of interests and assets carried out prior to the transfer. These guarantees are not capped.

Moreover, as part of the merger of France Telecom-Orange and Deutsche Telekom operations in the UK, France Telecom-Orange counter-guaranteed up to 50% of the guarantee, capped at 750 million pounds sterling (919 million euros at December 31, 2012), granted by Deutsche Telekom to Hutchison 3G (H3G) in December 2007 to cover investment commitments made by its subsidiary T-Mobile (UK) with respect to the jointly owned company created with H3G as part of a 3G network sharing agreement (i.e., a guarantee capped at 375 million pounds sterling, or 460 million euros, for France Telecom-Orange). In addition, France Telecom-Orange retained certain compensation obligations in relation to the early unwinding of finance lease transactions relating to telecommunications equipment that was previously leased by Orange Personal Communications Services (now accounted for under the equity method). These compensation obligations are capped at 315 million pounds sterling, or 386 million euros, at December 31, 2012. These obligations will expire at the latest in February 2017;

•

warranties granted as part of Orange Suisse disposal. These warranties are capped at 200 million Swiss francs and will expire on June 30, 2013, except for the tax-related warranty, which is not capped and will expire in 2017;

•

miscellaneous standard warranties granted to buyers of real estate sold by the Group.

France Telecom-Orange believes that the risk of these warranties being enforced is remote and that the potential consequences of their being called are not material with regard to the Group’s results and financial position.

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14.6     Commitments relating to securities

Under the terms of agreements with third parties, France Telecom-Orange has made or received commitments to purchase or to sell shares. The purpose of this section is to describe those options that, if exercised, could have a material impact on the Group’s financial condition, excluding any commitments potentially arising from a change of control or from mechanisms arranging for the exit of a shareholder (preferential rights, rights of first refusal, etc.).

Mobinil

The commitments given and received by France Telecom-Orange under the agreements signed on April 11, 2012 are described in Note 2.

Everything Everywhere

Pursuant to the agreement that became effective on April 1, 2010, France Telecom-Orange and Deutsche Telekom agreed not to sell their equity interest before April 1, 2013, except in special circumstances.

Dailymotion

On July 6, 2012, France Telecom-Orange and its co-shareholders in Dailymotion entered into agreements to terminate the put and call options on 51% of Dailymotion’s shares, which had been agreed by the parties when France Telecom-Orange acquired 49% of Dailymotion in April 2011, and signed an agreement providing for the forward-purchase of the 51% stake on January 10, 2013 for 61 million euros. The transaction was completed as scheduled, on January 10, 2013 (see Note 16).

The main agreements that include call options granted to the Group relate to Orange Tunisie, Médi Telecom and Korek Telecom. If the Group exercises these options, its partners may in turn exercise the put options they hold on these securities. If all of the options were exercised, the associated disbursements would total approximately 600 to 700 million euros to date. As the exercise price for these options is, in most cases, based on market values, this amount is subject to change depending on the contractual mechanisms for determining market value and on changes in the performance of the companies whose shares are covered by these options as well as in general market factors. The maturity dates of these options vary. Changes of control that may result from the exercise of such options may be subject to government authorization.

Orange Tunisie

Under the terms of the shareholders’ agreement with Investec dated May 20, 2009, France Telecom-Orange has a call option giving it the right, after a period of five years, to purchase at market value 1% of the share capital of Orange Tunisie plus one share. If this option was exercised, Investec would have the right to sell to France Telecom-Orange 15% of the share capital of Orange Tunisie at price equal to the market value.

Médi Telecom

As part of the December 2, 2010 acquisition of 40% of the share capital and voting rights in the Moroccan carrier Médi Telecom from the FinanceCom and Caisse de Dépôt et de Gestion groups, the parties agreed upon a certain number of provisions related to changes in the ownership structure of Médi Telecom. More specifically, the France Telecom-Orange Group obtained a first call option on a maximum of 4% of the share capital, exercisable immediately prior to any initial public offering, at a price dependent on the stock market price, and a second call option exercisable between June 1 and November 30, 2014, on a maximum of 9% of the share capital less any percentage of capital acquired through exercise of the first option, at a price dependent on the stock market price if the Company is listed at the time, or, if not, based on market value. The possibility cannot be ruled out that, in the future, if it exercises the two call options, France Telecom-Orange could be required by the then-applicable Moroccan securities regulations to launch a public takeover bid for the remainder of the Médi Telecom shares.

Korek Telecom

Under the terms of the shareholders’ agreement dated March 10, 2011, in 2014, the joint venture between Agility and France Telecom-Orange will have the right to exercise a call option that will enable it to increase its interest in Korek Telecom from 44% to 51%. France Telecom-Orange has a priority right to finance this acquisition and thereby to take direct control over the joint venture and indirect control over Korek Telecom by increasing its indirect interest therein to 27%.

If France Telecom-Orange does not exercise its priority right, Agility will, in any event, have the right to ask it to finance its share of the acquisition. The maximum amount of France Telecom-Orange’s commitment under the agreement is 44 million euros.

If France Telecom-Orange exercises its priority right and acquires indirect control over Korek Telecom, Agility will further have the option to sell to France Telecom-Orange its interest in the joint company in two stages, which would increase France Telecom-Orange’s indirect interest in Korek Telecom to 39% in 2014 and to 51% in 2016.

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14.7     Assets covered by commitments

The table below shows to which extent France Telecom-Orange has full rights of use over its assets at December 31, 2012.

(in millions of euros)	December 31, 2012	December 31, 2011	December 31, 2010
Assets held under finance leases	690	689	716
Non-current pledged or mortgaged assets (1)	128	57	10
Collateralized current assets	76	115	95
Securitized receivables	1,513	1,848	1,165
TOTAL	2,407	3,026	2,251
(1) Non-current pledged or mortgaged assets are shown excluding cash collateral deposits, which are presented in Note 10.8.

Non-current pledged or mortgaged assets comprise the following assets given as guarantees:

(in millions of euros)	December 31, 2012
	Total in statement of financial position (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/ (b)
Intangible assets, net (excluding goodwill)	11,818	89	1%
Property, plant and equipment, net	23,662	39	0%
Non-current loans and receivables	1,003	-	-
Other (1)	37,370	- (2)	-
TOTAL NON-CURRENT ASSETS	73,853	128

(1)  This item includes net goodwill, interests in associates, assets available for sale and net deferred tax assets.

(2)  The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 9).

At December 31, 2012, France Telecom-Orange had not made any material pledges of shares in its subsidiaries

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NOTE 15  Litigation

As at December 31, 2012, the contingency reserves recorded by the Group for all the disputes in which it is involved amounted to 487 million euros (versus 994 million euros at December 31, 2011 and 831 million euros at December 31, 2010). As a rule, France Telecom-Orange believes that any disclosure on a case-by-case basis could seriously harm its position, but provides details of the provisions recorded by categories of litigation such as reflected thereafter. The balance and overall movements on provision are presented on Note 4.7.

(in millions of euros)	Note	December 31, 2012	December 31, 2011	December 31, 2010
France Litigations (1)	15.1	175	230	207
Spain Litigations	15.2	47	38	37
Poland Litigations	15.3	202	671	548
Other countries Litigations	15.4	63	55	39
Group Other Litigations	15.5	-	-	-
TOTAL		487	994	831
(1) Includes provisions affecting the France, Enterprise and International Carriers & Shared Services.

A number of claims have been made against France Telecom-Orange by competitors for alleged anti-competitive behavior, for which the claimants generally seek a cease order. If the claims are upheld, France Telecom-Orange may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for the harm they consider they have suffered because of these practices.

The proceedings which could significantly impact France Telecom-Orange’s financial position are described below.

15.1     France litigation

Litigation related to competition law

Fixed networks and contents

•

The Numericable group initiated in 2010 before the Commercial Court of Paris and before the International Court of Arbitration of the International Chamber of Commerce of Paris, proceedings aimed at the compensation of the damage caused by an alleged de facto termination of the agreements signed with France Telecom S.A. giving Numericable the right to use, for its cable networks, France Telecom S.A.’s civil engineering installations. These agreements were entered into successively in 1999, 2001 and 2004. The claims lodged by Numericable total over 3.1 billion euros.

On April 23, 2012, the Commercial Court of Paris dismissed all Numericable’s claims amounting to 2,583 million euros with respect to the 1999 and 2001 agreements. The court held that the occupancy agreement has not been terminated. Numericable lodged an appeal. The ICC’s arbitral award relating to Numericable’s claim for an amount of 542 million euros with respect to the 2004 agreements is expected by February 28, 2013 at the latest.

France Telecom S.A. believes that these claims are totally unfounded and that both these suits are abusive. Its position was reinforced by the judgement of the Court of Appeal of Paris dated as of June 23, 2011, which confirmed the decision issued by the French regulator (Arcep) in November 2010, that allowed the contractual evolutions opposed by Numericable. The Court of Appeal considered among others that the measures imposed by the Arcep were necessary, fair and proportionate. This position was confirmed on September 25, 2012, by the French Supreme Court.

•

In 2010, the company Completel sued France Telecom S.A. before the Paris Commercial Court to claim compensation for damages allegedly suffered from practices engaged in by France Telecom on the wholesale broadband market between 2000 and 2002. On December 13, 2011, the Paris Commercial Court entirely dismissed Completel, holding that Completel could not have suffered any losses from these practices, considering its own strategy and its financial capacity at the time. Completel filed an appeal. Its claim amounts to 496 million euros.

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•

On April 5, 2012, the French Competition Authority notified to France Telecom S.A. a statement of objections as part of the proceedings launched in 2007 following two complaints from Free regarding the rolling out of optic fiber networks in France. The Authority’s reporting judge charged France Telecom S.A. on the ground of abuse of dominant position with two anticompetitive practices, namely (i) refusing to the other operators the access to its civil engineering facilities, and then imposing restrictive conditions for such access, and (ii) discriminating against other operators. On December 24, 2012, an investigation report was sent to France Telecom S.A., maintaining both objections. The Competition Council had rejected on February 12, 2008 Free’s request for injunctive relief to require France Telecom S.A. to provide access to its civil engineering facilities for purposes of implementing high capacity broadband, and to do so at cost-oriented tariffs, while prohibiting France Telecom S.A. from marketing its own retail service offering or rolling out its own facilities outside Paris until these measures were taken. The Competition Council acknowledged that France Telecom S.A. had engaged since October 2007 before the Arcep in a constructive process to develop an offer to access its cable ducts and held that there was no serious and immediate threat to competition justifying the requested measures. The case is now before the college of the Authority and a decision could be rendered in the first half of 2013. France Telecom S.A. is not, at this stage, in a position to assess the risk incurred as a result of these proceedings.

•

In February 2009, Canal+ and SFR filed a complaint with the French Competition Authority alleging tied sales between the Orange Sport service and the Orange broadband Internet access offers as well as predatory pricing on the tariffs of Orange Sport, and challenging the conditions under which, in February 2008, the French professional football league granted France Telecom S.A. the right to broadcast football games in France. In May 2010 Bouygues announced the filing of a similar complaint against France Telecom S.A. regarding the Orange Sport and Orange Cinéma Séries services. Those complaints were consolidated. On July 27, 2012, France Telecom S.A. was informed that the Authority had closed the case.

•

On December 9, 2009, SFR announced that it had filed a complaint with the French Competition Authority, claiming that France Telecom S.A. had engaged in anticompetitive practices on the market for the services leading to the reduction of zones in local communities not yet covered by a broadband network. The company Altitude Infrastructure filed a similar complaint in July 2009. These complaints challenge the time allowed and the tariffs set by France Telecom S.A. to provide its wholesale offer to operators that wish to respond to local communities, or the conditions in which France Telecom S.A. itself bids in response to tender offers issued by the local communities. The investigation is pending.

•

On July 23, 2010, the European Commission informed France Telecom S.A. that it rejected the complaint submitted in March 2009 by Vivendi and Iliad (Free) with reference to certain market practices by France Telecom S.A. regarding wholesale access to local loop and broadband Internet access in France. The European Commission rejected all the plaintiffs’ allegations and concluded in a reasoned judgement that the European Union lacked interest in proceeding with the investigation. On September 17, 2010 Vivendi filed an appeal before the General Court of the European Union with a view to the annulment of this decision. France Telecom S.A. intervened in support of the Commission.

•

On February 3, 2010, SFR, then, on November 2010, Verizon, summoned France Telecom S.A. to appear before the Commercial Court in Paris demanding the reimbursement of alleged overpayments on interconnection services provided by France Telecom S.A. in 2006 and 2007, the price of which allegedly did not reflect their cost. SFR claims more than 48 million euros and Verizon almost 37 million euros. France Telecom S.A. disputes the merits of these claims.

•

On April 24, 2012, SFR brought an action against France Telecom S.A. before the Paris Commercial Court denouncing its offers to the secondary residences market. SFR claims that France Telecom S.A.’s wholesale offers to operators for fixed line or broadband access do not allow it to reproduce the said France Telecom S.A.’s offer, and thus protests against allegedly predatory prices and price squeezing practices. SFR claims a prejudice of 218 million euros. France Telecom S.A. believes that SFR claims are totally unfounded.

Mobile networks

•

On December 13, 2012, the French Competition Authority imposed a fine of 117.4 million euros against Orange France and France Telecom S.A. and 65.7 million euros against SFR for having implemented as part of their unlimited offers launched in 2005 an excessive price discrimination between calls made within their own networks and calls made to their competitor’s network. This fine was imposed at the end of an investigation started in 2006 upon Bouygues Telecom’s complaint. According to the Authority, Bouygues Telecom was compelled, because of its smaller subscriber base, to reply to the disputed offers with unlimited offers to all networks, that had the effect of lowering its margins. Orange France and France Telecom S.A. believe this decision to be unfounded and appealed it on January 16, 2013 before the Paris Court of Appeal.

•

On April 14, 2008 and June 14, 2010, Bouygues Telecom, then, on August 9, 2010, SFR, filed complaints with the French Competition Authority objecting, on the B-to-B market for fixed-line and mobile services, to practices consisting in loyalty discounts, coupling, discriminatory terms and predatory prices on the part of Orange France. Orange France regards these allegations as unfounded. On December 9, 2010, search and seizure operations were nevertheless carried out by the Competition Authority in France Telecom S.A. and Orange France premises. On May 15, 2012, the Paris Court of Appeal rejected the appeals against the orders authorizing these operations and recourses against the conditions in which these operations took place. To the Group’s knowledge, the Authority has not yet start to investigate the substance of the case.

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•

Bouygues Telecom Caraïbe in July 2004 and Outremer Telecom in July 2005 brought claims before the French Competition Council, regarding practices of Orange Caraïbe and France Telecom S.A. in the mobile and fixed-to-mobile markets in the French Caribbean and in French Guyana. The Competition Authority joined the two proceedings in 2007 and, on December 9, 2009, ordered Orange Caraïbe and France Telecom S.A. to pay a fine of 63 million euros in total. The companies paid the fine but lodged an appeal against this decision before the Paris Court of Appeal, which, on September 23, 2010, reduced the fine by 3 million euros. Orange Caraïbe and France Telecom S.A. appealed to the Supreme Court against this decision by the Court of Appeal, as did the President of the French Competition Authority and Digicel. On January 31, 2012, the French Supreme Court reversed the Court of Appeal’s decision and remanded the case to the Paris Court of Appeal for new examination.

At the same time as this procedure before the French Competition Authority, in March 2009 Digicel (formerly Bouygues Telecom Caraïbe) initiated before the Paris Commercial Court legal action for damages allegedly amounting to an estimated 329 million euros and stemming from these practices. Similarly, Outremer Telecom initiated a like action before the Paris Commercial Court on October 11, 2010, seeking compensation for an estimated 70 million euros damages. Orange Caraïbe and France Telecom S.A. believe that these claims are unfounded and that their amount appears in any event to be totally unjustified. On May 21, 2012, the Paris Commercial Court suspended the examination of these claims until the decision of the Court of Appeal in the parallel procedure initiated by the Competition Authority.

•

On May 30, 2012, The French Supreme Court rejected the appeal made by Orange France against the decision of the Paris Court of Appeal dated June 30, 2011, which had upheld the Competition Council’s decision of November 30, 2005 condemning Orange France, SFR and Bouygues Telecom for engaging in concerted practices on the mobile telephony market. This decision brought the case to a final end and had no impact on the Group’s financial statements.

•

In October 2012, SFR filed a complaint before the European Commission regarding the mobile roaming contract implemented in early 2012 between Free Mobile and Orange. SFR believes the contract to constitute a take over of Free Mobile by the France Telecom-Orange group, jointly with the Iliad group. Thus, according to SFR, this joint takeover should have been notified to the Commission. France Telecom-Orange believes that SFR claim is totally unfounded.

Other proceedings

•

In 2004, Suberdine, distributor of Orange offers in France from 1995 to 2003, and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine claimed that Orange had suddenly terminated their business relationship and attributed to Orange the responsibility for its bankruptcy, which occurred at the end of 2003. In March 2006, the Paris Commercial Court ordered Orange to pay Suberdine 12 million euros and dismissed the shareholders’ claim. The court-appointed liquidator did not appeal this decision. On November 26, 2008, the Paris Court of Appeal held Suberdine voluntary liquidator’s appeal to be inadmissible and that of the shareholders to be inadmissible and unfounded. As a result, Orange France implemented the court’s March 2006 judgement. On April 13, 2010 the French Supreme Court rescinded the appeal decision insofar as it declared inadmissible the appeal lodged by the voluntary liquidator whereas only the court-appointed liquidator was in a position to claim such inadmissibility. On May 31, 2011, the Paris Court of Appeal (with a different composition) upheld the decision of the Paris Commercial Court of March 2006 and held that the voluntary liquidator’s appeal was admissible, but its claims were inadmissible. On this ground, the French Supreme Court partially reversed on January 22, 2013 the decision for the second time, and remanded the case to the Versailles Court of Appeal for a new examination of the voluntary liquidator’s claims. In its last pleas, the voluntary liquidator claimed 463 million euros to Orange France as compensation for the sudden termination of its business relationship with Suberdine and 463 million euros for loss of profits. France Telecom-Orange believes that these claims cannot be distinguished from the damages suffered by the Company itself as claimed by the court-appointed liquidator and then admitted and paid in accordance with the Paris Commercial Court’s decision.

•

On June 27, 2012, the Paris Court of Appeal, examining the case on remand after partial annulment of its former decision by the French Supreme Court, confirmed the rejection of all Lectiel’s and Groupadress claims aiming at the recognition of a prejudice valued at a minimum of 376 million euros, allegedly resulting from France Telecom S.A.’s refusal to deliver them without charge its directory database, together with daily updates. The Court had to determine whether France Telecom S.A.’s anticompetitive practices, as established by final judgment before 1999, had caused a prejudice to Lectiel and Groupadress, and if so, for what amount. The Court held that the claimants could not characterize any prejudice as they had unlawfully downloaded France Telecom S.A.’s data during the full considered period. On December 13, 2012, the court-appointed liquidator of Lectiel lodged a new appeal before the French Supreme Court.

•

In November 2000, the Société Nationale des Chemins de Fer Français (SNCF) brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom S.A. of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered to be owed to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. In December 2010, the SNCF increased the amount of its claim to 562 million euros. France Telecom S.A. does not contest the fact that payment is due for the period since July 29, 1996, but believes that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held SNCF claims to be inadmissible, a decision upheld by the Paris Administrative Court of Appeal on May 24, 2007. However, on April 15, 2011, the French Administrative Supreme Court (Conseil d’Etat) overuled this decision and admitted SNCF’s standing. The proceedings before the Administrative Court of Appeal were reopened following the filing by SNCF on March 20, 2012 of its pleas in support of its claims, which led France Telecom S.A. to reassess the risk in this case.

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15.2     Spain litigation

•

On December 20, 2012, following the conclusion of a sanctions procedure against Telefonica, Vodafone and Orange the Spanish Competition Commission (CNC) ordered the three operators to pay a fine of 120 million euros, including 30 million euros for Orange, for abuse of dominant position of each operator in its own termination market and abuse of a collective dominant position by the three operators in the origination market and termination market. The CNC held that the three operators had abused their dominant position between 2000 and 2009 in fixing abnormally high tariffs for SMS. Orange believes this decision to be unfounded. Orange and the two other operators lodged appeals against it.

•

Following a complaint lodged by British Telecom, the CNC announced the opening of a sanctions procedure against Orange, Telefonica and Vodafone for abuse of dominant position on the wholesale markets of the Spanish mobile phone sector. On January 8, 2013, Orange received a statement of objections from the CNC. The CNC has 18 months to conduct its investigations.

15.3     Poland litigation

•

On January 12, 2012, TP S.A. and the Danish company DPTG signed a settlement agreement that brought to an end the dispute on going since 2001 and its various related procedures. TP S.A. paid DPTG a total of 550 million euros and DPTG waived in return all of its rights and actions.

•

On June 22, 2011, as part of a procedure initiated in April 2009, the European Commission imposed a fine of 127.6 million euros on TP S.A. for an alleged abuse of dominant position on the broadband Internet access market in Poland. The Commission alleged that TP engaged in practices which aimed at preventing alternative operators from effectively accessing the market. On September 2, 2011, TP S.A. lodged an appeal against the Commission’s decision before the General Court of the European Union. The amount of the fine has been fully reserved.

On April 16, 2012, the company Netia initiated an amicable procedure before the Warsaw Commercial Court in order to obtain compensation from TP S.A. stemming from its practices on the wholesale broadband access market as sanctioned by the European Commission. TP S.A. refused the proposed settlement.

•

By two decisions dated April 18 and July 12, 2011, the Polish Competition and Consumer Protection Court (SOKiK) set aside the decisions adopted by the Polish Office for Electronic Communications (UKE) in September 2006 and February 2007. These decisions had imposed on TP S.A. two fines of 100 million zlotys and 339 million zlotys (108 million euros in total) for having, according to the UKE, established the tariffs of its Internet access offers (“Neostrada”) without observing the cost-orientation principle and without submitting them to its review before they took effect. By two decisions issued respectively on February 3, 2012, and July 4, 2012, the Court of Appeal confirmed the two SOKiK decisions. UKE appealed before the Supreme Court against both decisions.

15.4     Other countries litigations

•

On November 11, 2009, the Romanian Competition Authority carried out an inspection in the offices of Orange Romania. The Authority suspected infringement of competition law as well as, notably, concerted practices or abuse of a dominant position on the part of the main operators on the interconnection market (fixed-mobile call terminations) and on the rates of mobile prepaid services. On November 5, 2010, Orange Romania received a statement of objections in reference to an alleged refusal to reach an interconnection agreement with a company called Netmaster. On February 15, 2011 the Competition Authority imposed a fine of 34.8 million euros on Orange Romania for abuse of a dominant position. Orange Romania was granted in summary proceedings a stay of execution of the decision, which it also appealed. In compliance with local rules and in view of the introduction of the appeal, 30% of the amount of the fine was deposited into an escrow account.

In addition, on April 5, 2011, The Romanian Competition Authority notified to Orange Romania the opening of a proceeding against all mobile operators for potential abuse of dominant position on their respective termination call market. The alleged practices are high price discriminations between calls made in within the same network and calls made to competitors’ networks, with no relation to the underlined cost of these two types of calls. Discussions are ongoing with the Authority in order to close the case through commitments to be made by Orange Romania.

•

In December 2008 and December 2009, the Egyptian Telecoms Regulatory Authority (NTRA), following a complaint filed by Telecom Egypt (TE), issued two decisions imposing price modifications set in interconnection agreements signed between TE and mobile phone network operators, among which Mobinil. In June 2010, the Administrative Court of the Egyptian State Council granted a stay of execution of these decisions, but in December 2010, the Egyptian State commissioner issued an advisory opinion unfavourable to Mobinil. On February 12, 2012, the Administrative Court authorised Mobinil to provide evidence of the authorisation by the NTRA of the interconnection agreements signed between TE and Mobinil.

After Mobinil filed in September 2009 a claim before an arbitral tribunal aimed at forcing TE to abide by its interconnection agreement and claimed indemnification from the violation of this agreement, TE filed a counter-claim for damages in December 2010, arguing that Mobinil had violated the interconnection agreement as well as some rules governing international calls and leased-lines.

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At December 31, 2012, TE’s claims amounted to 10.6 billion Egyptian pounds (1.3 billion euros) and Mobinil’s claims amounted to 407 million Egyptian pounds (48 million euros).

Both administrative and arbitral proceedings are on-going.

15.5    Other litigations

State Aids

Two proceedings are currently pending before the Court of Justice of the European Union (CJEU) concerning alleged State aid from which France Telecom would have benefited:

•

In January 2003, the European Commission launched an investigation concerning the financial measures announced by the French State on December 4, 2002. On such date, the State had announced that it was prepared to extend a shareholder’s loan to France Telecom in advance of its participation in a capital increase with private investors. This shareholder’s loan was never actually put in place. In 2004, the European Commission found that these financial measures were incompatible with the common market but did not require any repayment of State aid. The French State and France Telecom S.A. but also Bouygues Telecom and the French association of network operators and telecommunications services (AFORS Telecom) lodged appeals against the Commission’s decision before the General Court of the European Union. On May 21, 2010 the General Court annulled the decision of the European Commission. The Court judged that, although this statement conferred, with other statements in support of France Telecom S.A., a financial advantage to the latter, no public funds had been committed and that such statements did not represent State aid. On August 4, 2010, Bouygues Telecom and, on August 5, 2010, the European Commission lodged appeals before the European Court of Justice (ECJ) against this decision. In June 2012, the public prosecutor of the ECJ proposed to the Court to rescind the decision of the General Court and remand the case to it for a new examination. The ECJ’s ruling is expected during the first quarter of 2013.

•

On May 20, 2008, the European Commission launched a formal in-depth investigation into the compliance with European regulations on State aid of the reform of the scheme relating to charges borne by France Telecom S.A. in connection with the retirement pensions for its civil servants, provided by the French law of July 26, 1996 when France Telecom became a public limited company. This investigation followed a complaint by Bouygues Telecom in 2002.

The 1996 reform provided for the end of the derogatory regime to which France Telecom S.A. had been submitted since the French law of July 2, 1990 on the organization of postal and telecommunication public services, and the payment by France Telecom to the French State of a one-time special contribution of 5.7 billion euros in 1997 and annual contributions in full discharge of its liabilities since then. These annual contributions aimed at equalizing the level of mandatory taxes and social charges based on salaries to be paid by France Telecom S.A. and its competitors for risks that are common to private employees and civil servants, but did not include payment by France Telecom S.A. of contributions linked to so-called “non-common risks” (not incurred by civil servants), i.e. contributions for unemployment risk and for risk of non payment of salaries in case of company’s bankruptcy.

By a decision dated December 20, 2011, the European Commission ordered the French state to align the calculation of France Telecom S.A.’s social security contributions to its competitors’ calculation, including with respect to the non-common risks. According to the French authorities’ calculations, the methodology adopted by the Commission leads France Telecom S.A. to be liable to the new contributions on a monthly basis from January 12, 2012. Pending the implementation of the decision, France Telecom S.A. opened an escrow account on which the additional claimed contributions were paid each month, which effectively deprived it from enjoying the corresponding amounts.

Pursuant to the European Commission’s decision, an amendment to the Act of July 2, 1990, was passed on August 16, 2012 imposing on France Telecom S.A. the payment of contributions linked to non-common risks; this provision being retroactively applicable to the contributions due with respect to compensation paid in 2012. Following the publication on November 28, 2012, of the government decree implementing the Act, all the contributions due and placed on the escrow account were paid to the French State in December. Starting from December 2012, the contributions are directly paid by France Telecom to the appropriate government agencies.

On March 2, 2012 and August 22, 2012 respectively, the French government and France Telecom S.A. appealed against the Commission’s decision before the General Court of the EU. France Telecom S.A. believes that this decision creates a very strong structural disadvantage for the Company in relation to its competitors and contradicts a number of decisions previously adopted by the Commission itself, in particular the decision of 2007 regarding La Poste for which the reform was identical. These appeals are not suspensive.

International litigation

•

On April 23, 2012, the German Supreme Court refused to examine the appeal lodged by Millenium against the decision of the Schleswig Court of Appeal rejecting its claim based on the losses suffered as a result of a so-called de facto domination of MobilCom by France Telecom-Orange. This decision put an end to the actions brought since 2003 by former MobilCom CEO Gerhardt Schmid and certain minority shareholders of MobilCom claiming indemnification for the prejudice, valued at several billion euros, allegedly suffered because of the withdrawal from the UMTS project in Germany. Nevertheless, a few shareholders of Freenet pursue a lawsuit against their company based on an alleged underestimation of MobilCom shares at the time of its merger with Freenet in 2007. This lawsuit aims at compelling Freenet’s management to file a claim for damages against France Telecom S.A. This action is unlikely to succeed.

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•

The minority shareholders of FTML, Messrs Mikati, who hold 33% of the share capital, filed suit against France Telecom in 2007 in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars, FTML being also called in the trial. They claim that France Telecom S.A. imposed upon its Lebanese sub-subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the amount of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom S.A. believes that it has at no time taken any action contrary to the best interests of its sub-subsidiary or its minority shareholders, and regards the claim as entirely unfounded. On September 8, 2010 the Paris Commercial Court dismissed the plaintiffs from all their claims against France Telecom S.A and held the summons served on FTML to be void. On October 29, 2010, the minority shareholders appealed against this judgment, maintaining their allegation of inaccurate intrusion of France Telecom S.A. in the management of its sub-subsidiary FTML having caused personal and indemnifiable damages of about 80 million US dollars. The ruling of the Paris Court of Appeal is expected during the second half of 2013.

•

On April 19, 2012, the High Court of Justice of the Basque Country granted exequatur in Spain to the ICC arbitral award issued on July 6, 2010 condemning Euskaltel for breach of non-competition commitments made in 2005 when France Telecom-Orange purchased the mobile operator Auna. On July 2, 2012, the parties signed a transaction puting an end to all their disputes whereby Euskaltel paid France Telecom-Orange 204 million euros in damages and 11 million euros as full and final settlement of their mutual claims, and signed a commercial agreement with Orange Spain, which must enter into force by January 1, 2014 at the latest, barring payment by Euskaltel of an additional amount of 30 million euros.

Other than proceedings that may be initiated in respect of tax audits and the dispute before the courts of the European Union concerning certain taxes levied by France and Spain on the telecom operators, as disclosed in Notes 12.1 and 8.1, there are no other administrative, legal or arbitration proceedings, including any proceedings that are pending or threatened, of which France Telecom is aware of, which may have or have had in the last twelve months a material impact on the Company’s and/or Group’s financial position or profitability.

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NOTE 16  Subsequent events

Disposal of Orange Austria

On January 3, 2013, in accordance with the agreements signed on February 2, 2012 and after securing the approval of the competent regulatory and competition authorities, Mid Europa Partners completed the sale of 100% of Orange Austria to Hutchison 3G Holdings, a subsidiary of Hutchison Whampoa. France Telecom-Orange and Mid Europa Partners owned 35% and 65% of Orange Austria, respectively.

France Telecom-Orange will receive approximately 70 million euros in proceeds from the sale of its share in Orange Austria, based on an enterprise value of 1.3 billion euros; these proceeds will be recognized in the income statement in 2013.

The divestment has ended the commitments between the France Telecom-Orange Group and its partner Mid Europa Partners. In addition, the Group has given the buyer, Hutchison 3G Holdings GmbH, the standard guarantees associated with this type of transaction.

Bond redemption

On January 28, 2013, France Telecom S.A. redeemed the balance of a 3,076 million euros bond at maturity.

Dailymotion

On January 10, 2013, France Telecom-Orange bought 51% of the share capital of Dailymotion according to the forward purchases contract dated January 6, 2012. The Group owns 100% of Dailymotion (see Note 14.6).

Sonaecom

Sonae and France Telecom-Orange have entered into a put and call option agreement on 15 February 2013 that will allow France Telecom-Orange to divest its entire 20% stake in the Portuguese telecommunications operator, Sonaecom.

The call is exercisable by Sonae over the next 18 months and the put will be exercisable by France Telecom-Orange during the 3 months following this initial period. They are both exercisable at the same price of 99 million euros. The price could be increased to 113 million euros if Sonaecom participates in a material transaction (involving Sonaecom or its material assets) that consolidates or restructures the Portuguese telecommunications sector in the 24 months following the signature of the agreement.

This agreement is subject to the confirmation by the Portuguese Securities Commission (CMVM) that no concerted exercise of influence results from this agreement.

NOTE 17  Main consolidated entities

At December 31, 2012, the scope of consolidation includes about 400 entities. The Group’s main consolidated entities are presented by segment in the table below.

The main changes in scope of consolidation for the year ended December 31, 2012 are set out in Note 2.2. Special-purpose entities included within the scope of consolidation are companies linked to securitization operations in France.

Except for TP S.A. and its subsidiaries which are presented in Segment information and which financial statements are published in Warsaw Stock Exchange, subsidiaries with minority interests are not significant compared to France Telecom-Orange’s financial aggregates. Consequently, financial information is not presented for these subsidiaries in France Telecom-Orange’s consolidated financial statements.

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COMPANY		COUNTRY
France Telecom S.A.	Parent company	France

Main consolidated entities
France Segment	% interest	Country
France Telecom S.A. - Business Unit France	100.00	France
Orange France	100.00	France
Orange Caraïbe	100.00	France
Orange Réunion	100.00	France
Spain Segment	% interest	Country
France Telecom España	100.00	Spain
Poland Segment	% interest	Country
TP S.A.	50.67	Poland
PTK Centertel (1)	50.67	Poland
Rest of the World Segment	% interest	Country
Mobistar	52.91	Belgium
ECMS and its subsidiaries (2)	93.92	Egypt
Orange Romania	96.82	Romania
Orange Slovensko	100.00	Slovakia
Orange Dominicana	100.00	Dominican Republic
Sonatel (3)	42.33	Senegal
Sonatel Mobiles (3)	42.33	Senegal
Orange Mali (3)	29.65	Mali
Orange Côte d’Ivoire	85.00	Ivory Coast
Côte d’Ivoire Telecom (4)	45.90	Ivory Coast
Jordan Telecom Cie and its subsidiaries	51.00	Jordan
Orange Botswana	73.68	Botswana
Telkom Kenya (5)	70.00	Kenya
Congo Chine Telecom	100.00	Democratic Republic of the Congo
Entreprise Segment	% interest	Country
France Telecom S.A. - Business Unit Entreprise	100.00	France
Equant BV and its subsidiaries	100.00	United Kingdom
Etrali and its subsidiaries	100.00	France
GlobeCast Holding and its subsidiaries	100.00	France
International Carriers & Shared Services Segment	% interest	Country
France Telecom S.A. - Business Unit IC&SS	100.00	France
FT IMMO H and its subsidiaries	100.00	France
FT Marine and its subsidiaries	100.00	France
Studio 37 and its subsidiaries	100.00	France
Orange Cinéma Séries-OCS	66.66	France
Orange Brand Services	100.00	United Kingdom
Securitization vehicles	100.00	France

(1)  France Telecom S.A. owns and controls 50.67% of TP S.A., which owns and controls 100% of PTK Centertel.

(2)  France Telecom S.A. owns and controls 100% of Atlas Services Belgique, which owns 100% and controls 71.25% of MT Telecom, which owns and controls 93.92% of ECMS.

(3)  France Telecom S.A. controls Sonatel and its subsidiaries, which are fully consolidated, under the terms of the shareholders’ agreement as supplemented by the Strategic Committee Charter dated July 13, 2005. France Telecom S.A. owns and controls 100% of FCR, which owns and controls 42.33% of Sonatel.

(4)  France Telecom S.A. owns and controls 90% of FCR Côte d’Ivoire, which owns and controls 51% of Côte d’Ivoire Telecom.

(5)  France Telecom S.A. owns and controls 100% of Orange East Africa, which owns and controls 70% of Telkom Kenya.

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NOTE 18  Accounting policies

18.1    Consolidated financial statements preparation principle

Presentation

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

finance income;

•

finance costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale which represent a major line of business or geographical area of operations.

Statement of comprehensive income

This statement reconciles the consolidated net income to the comprehensive income for the period. Items presented in other comprehensive income are presented on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The statement of comprehensive income presents other items of income and expense before tax (“components of other comprehensive income”) which are not recognized in consolidated net income for the period:

•

items that will not be reclassified to profit or loss:

•

remeasurement of actuarial gains or losses on defined benefit plans,

•

other comprehensive income of the entities accounted for under equity method (post-tax);

•

items that may be reclassified subsequently to profit or loss:

•

remeasurement of assets held for sale;

•

remeasurement of cash flow hedge instruments;

•

remeasurement of net investment hedge instruments;

•

currency translation adjustment;

•

total amount of tax relating to the above items;

•

other comprehensive income of the entities accounted for under equity method (post-tax).

Statement of financial position

Current and non-current items are presented separately in the statement of financial position: assets and liabilities with a term of no more than 12 months are classified as current whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line below the non-current items in the statement of financial position.

Statement of cash flows

The statement of cash flows is reported using the indirect method starting with the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities (including finance costs and income taxes);

•

cash flows arising from investing activities (notably the purchase and disposal of financial investments, intangibles and tangibles but excluding finance lease);

•

cash flows arising from financing activities (notably loan issuance and redemption, share buyback, dividends paid).

On the acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Lease payments over the financing period are separated between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

The operating segments are components of the Group that engage in business activities and whose operating results based on the internal reporting are reviewed by the Chief Executive Officer (the chief operating decision-maker) in order to determine the allocation of resources and to assess of the operating segments’ performance.

The reported segments are:

•

the operating segments France, Poland, Spain, Enterprise to which is added Everything Everywhere, the joint venture with Deutsche Telekom in the United Kingdom;

•

Rest of the World for the other operating segments formed by the telecommunications operator activities in the other European countries, Africa and Middle East;

•

International Carrier and Shared Services (IC & SS) which comprises certain resources, mainly in the areas of networks and information systems, research and development, and other shared competencies as well as the Orange brand.

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The use of shared resources, mainly provided by IC & SS and by Orange France to Enterprise, is taken into account in segment results based either on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s EBITDA. The cost of shared resources may be affected by changes in contractual relationship or organization and may therefore impact the segment results disclosed from one year to another.

Unallocated assets and liabilities comprise mainly external net financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities as well as equity. Inter-segments operating assets and liabilities are reported in each operating segment. The items of internal financial debt and financial investments are not reported in the segments.

EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization, remeasurement resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities and share of profits (losses) of associates) is one of the key measures of operating profitability used by the Group internally to i) manage and assess the results of its operating segments, ii) implement its investments and resource-allocation strategy, and iii) assess the performance of the Group Executive Management. The Group’s management believes that EBITDA is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IFRS 8 provisions, EBITDA is presented in the analysis by operating segment, in addition to operating income.

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. EBITDA is provided as additional information only and should not be considered as a substitute for operating income or net cash provided by operating activities.

Foreign currencies

Determination of the functional currency and foreign operations

The functional currency of foreign operations located outside the euro area is usually the local currency unless the major financing flows are performed by reference to another currency (such as the Orange entities in Romania and in the Democratic Republic of the Congo).

Transactions in foreign currencies are converted by the Subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at the year-end exchange rate at the end of each reporting period and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in finance income or finance costs for financial transactions.

Both for transactions qualifying for fair value hedge accounting and for economic hedges, the change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for in operating income when the underlying hedged item is a commercial transaction and in finance income when the underlying hedged item is a receivable or a financial debt.

As the hedged item is not recognized in the statement of financial position for a cash flow hedge of a highly probable forecast transaction, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income and reclassified in:

•

profit or loss in accordance with the precedent method with respect to financial assets and liabilities;

•

the initial cost of the hedged item with respect to the non-financial assets and liabilities.

Foreign exchange risk arising on net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

Foreign operations’ financial statements translation

The financial statements of foreign operations whose functional currency is neither the euro nor the currency of a hyperinflationary economy are translated into euros (the Group’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included in other comprehensive income.

Recycling of exchange differences recognized in other comprehensive income

The exchange differences are reclassified to profit or loss when the entity dispose or partially dispose (loss of control, loss of joint control, loss of significant influence) of its interest in a foreign operation through sale, liquidation, repayment of share capital or abandonment of all, or part of, that entity. The write-down of the carrying amount of a foreign operation, either because of its own losses of because of an impairment recognized, does not lead to a reclassification to profit or loss.

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Exchange differences, reclassified from equity to profit or loss, are classified in the income statement within:

•

net income of discontinued operations, when a major line of business or geographical area is disposed;

•

gain (losses) on disposal of businesses and assets, when other businesses are disposed;

•

reclassification of cumulative translation adjustment from liquidated entities, when liquidated or discontinued operations.

18.2    Changes in scope of consolidation

Subsidiaries that are controlled exclusively by the Group, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity, or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

In accordance with SIC-12, special purpose entities (SPE) are consolidated when the substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. The SPE set up in connection with the Group’s securitization programs are consolidated in accordance with the provisions of IAS 27 and the related interpretation SIC-12.

Companies that are controlled jointly by the Group and a limited number of other shareholders and companies over which the Group exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

The Note 17 to the financial statements provides clarifications when the ownership interest does not imply a rebuttable presumption.

When assessing the level of control or significant influence exercised over a subsidiary or associate, the existence and effect of any exercisable or convertible potential voting rights at the date of the end of the reporting period is taken into account.

Material intragroup transactions and balances are eliminated in consolidation.

Takeovers (business combinations)

For agreements closed on or after January 1, 2010

Business combinations are accounted for applying the acquisition method:

•

the acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration. Subsequent changes in contingent consideration are accounted for either through profit or loss or through other comprehensive income in accordance with the applicable standards;

•

goodwill is the difference between the consideration transferred and the fair value of the identifiable assets and liabilities assumed at the acquisition date and is recognized as an asset in the statement of financial position.

For each business combination with ownership interest below 100%, non-controlling interests are measured:

•

either at fair value: in this case, goodwill relating to non-controlling interests is recognized; or

•

at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets: in this case, goodwill is only recognized for the share acquired.

Acquisition-related costs are directly recognized in operating income in the period in which they are incurred.

When a business combination is achieved in stages, the previously held equity interest is remeasured at fair value at the acquisition date through operating income. The attributable other comprehensive income, if any, is fully reclassified in operating income.

For agreements closed between January 1, 2004 and December 31, 2009

For business combinations over this period, the main accounting treatment differences compared with the above described accounting treatment are:

•

acquisition-related costs are accounted for as acquisition cost;

•

non-controlling interests are measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets, i.e. with no recognition of goodwill;

•

when a business combination is achieved in stages, the previously held equity interest is remeasured at fair value against equity;

•

contingent consideration, if any, is recognized against the acquisition cost at the acquisition date if the adjustment is probable and can be reliably measured. Subsequent changes in contingent consideration are accounted for against goodwill.

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Loss of control with residual equity interest

For agreements closed on or after January 1, 2010

Loss of control while retaining a residual equity interest is analyzed as a swap of assets, i.e. a disposal of a controlling interest in exchange for an acquisition of a non-controlling interest. Hence, the follow occurs at the date when control is lost:

•

the recognition of a gain or loss on disposal which comprises:

•

a gain or loss resulting from the ownership interest disposed; and

•

a gain or loss resulting from the remeasurement at fair value of the ownership interest retained in the entity;

•

the reclassification in profit or loss of all related other comprehensive income balances.

For agreements closed before January 1, 2010

Loss of control while retaining a residual equity interest results in:

•

recognizing a gain or loss resulting only from the ownership interest actually disposed;

•

carrying at historical cost the previously held equity interest.

Internal transfer of consolidated entities

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are carried at historical cost and the gain or loss on the transfer is fully eliminated in the acquirer’s accounts;

•

the non-controlling interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

18.3    Revenues

Revenues

Revenues from the Group’s activities are recognized and presented as follows, in accordance with IAS 18:

Separable components of bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment component (e.g. a mobile handset) and a service component (e.g. a talk plan).

For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s). The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on its relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount. This case arises in the mobile business for sales of bundled offers including a handset sold at a discounted price and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated into identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

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Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When equipment – associated with the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed by the Group taking into account the best estimate of the retail price and any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Service revenues

Considerations from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Equipment rentals

Equipment for which a right of use is granted is analyzed in accordance with IFRIC 4 in order to determine whether IAS 17 is applicable.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The gross or net accounting for revenue sharing arrangements and supply of content depends on the analysis of the facts and circumstances surrounding these transactions. Thus, revenue is recognized on a net basis when:

•

the service provider is responsible for the service provided to the customer and for setting the price to the customer;

•

the content provider is responsible for supplying the content provided to the end-customer and for setting the price.

These principles are applied, among others, for revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) and for revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.).

Customized contracts

The Group offers customized solutions, in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts, if certain conditions are fulfilled, are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by the Group under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers, where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract may be spread over the fixed, non-cancellable period.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered in the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Penalties

The Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by the Group on the order process, the delivery process, and after sales services. If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will become due based on the non-achievement of contractual terms.

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Trade receivables

The trade receivables are mainly short-term with no stated interest rate and are measured at original invoice amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices);

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balances with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international), local, regional and national authorities and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the step preceding impairment identification for individual receivables. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistical database and individually impaired.

18.4    Purchases and other expenses

Firm purchase commitments are disclosed as unrecognized contractual commitments.

External purchases, other operating expenses

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense in the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: the profit-sharing amount is expensed when the revenue is recognized.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized in the statement of financial position when they are available for exhibition and expensed when broadcast.

Trade payables

Interest-free payables are booked at their nominal value.

Litigation

In the ordinary course of business, the Group is involved in a number of legal and arbitration proceedings and administrative actions.

The costs which may result from these proceedings are accrued at the reporting date when the Group has a present obligation towards a third party ant it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of that liability can be quantified or estimated within a reasonable range. The amount of provision recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan prior to the end of the reporting period.

Contingent liabilities

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

possible obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

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18.5    Employee benefits

Post-employment benefits and other long-term benefits

The employee benefits are granted through:

•

mainly defined contribution plans: the contributions, paid to independent institutions which are in charge of their administrative and financial management, are expensed when service is rendered;

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographics (staff turnover, mortality, etc.) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned;

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists). Its computation is based on external indices commonly used as a reference, such as the Bloomberg AA index for the euro area;

•

actuarial gains and losses on defined benefit plans are fully recorded in other comprehensive income;

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are set up by employer and employee contributions which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy which is designed to strike the optimum strategies and is generally carried out by fund managers selected by the committees and depends on the market opportunities. Assets are measured at fair value, determined by reference to quoted price, since they are mostly invested in listed securities (shares, bonds, mutual funds) and the use of other asset categories is limited.

Other long-term benefits may be granted such as seniority awards, long-term compensated absences and French part-time senior plans (TPS). The calculation of the related commitments is based on actuarial assumptions including demographic, financial and discounting assumptions similar to those relating to post-employment benefits. The relevant actuarial gains and losses are recognized in profit or loss when they arise.

Termination benefits

The termination benefits are covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Share-based compensation

Special employee shareholding plan

Following the sale of a portion of France Telecom’s capital by the French State, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Other share-based payments

The fair value of stock-options and bonus shares is determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends, and the risk-free interest rate over the option’s life. Vesting conditions other than market conditions are not part of the fair value assessment, but are part of the grant assumptions.

The determined amount is recognized in labour expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, remeasured against profit or loss at each year-end; and

•

equity for equity-settled plans.

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18.6     Impairment losses and goodwill

Goodwill recognized as an asset in the statement of financial position comprises:

•

for business combinations before January 1, 2010:

•

goodwill as the excess of the cost of the business combination over the acquirer’s interest in the acquiree’s identifiable net assets measured at fair value at the acquisition-date; and

•

goodwill relating to any additional purchase of non-controlling interests with no purchase price allocation;

•

for business combinations on or after January 1, 2010, goodwill is computed:

•

either on the equity interest acquired (with no subsequent changes if there are any additional purchases of non-controlling interests); or

•

on a 100% basis leading to the recognition of goodwill relating to the non-controlling interest share (which was the case for the ECMS business combination in 2010).

Goodwill is not amortized but tested for impairment at least annually or more frequently when there is an indication that it may be impaired. Therefore, the evolution of general economic and financial trends, the different levels of resilience of the telecommunication operators with respect to the decline of local economic environments, the changes in the market capitalization values of telecommunication companies, as well as actual economic performance compared to market expectations represent external indicators that are analyzed by the Group, together with internal performance indicators, in order to assess whether an impairment test should be performed more than once a year.

IAS 36 requires these tests to be performed at the level of each Cash Generating Unit (CGU) or groups of CGUs likely to benefit from acquisition-related synergies. De facto, it generally corresponds to the operating segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Except in specific cases, the value in use retained by the Group is higher than the fair value less costs to sell.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a three to five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by the Group’s management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe may be extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Carrying values of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital, including intragroup balances). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

For a CGU partially owned by the Group, when it includes a portion relating to non-controlling interests, the impairment loss is allocated between the owners of the parent and the non-controlling interests on the same basis as that on which profit or loss is allocated (i.e. ownership interest).

Impairment loss for goodwill is recorded in operating income as a deduction from operating income and is never subsequently reversed.

18.7     Other intangible assets and property, plant and equipment

Firm purchase commitments are disclosed as unrecognized contractual commitments less any prepayments which are recognized as prepaid expenses.

Intangible assets

Intangible assets consist mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software.

Intangible assets are initially recognized at acquisition or production cost.

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When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid. Film co-production rights are accounted for based on the stage of completion of the film.

Indefeasible Rights of Use (IRUs) acquired by the Group correspond to the right to use cable or capacity transmission cable (mainly submarine cables) granted for a fixed period. IRUs are recognized as an asset when the Group has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

The Group’s research and development projects mainly relate to: the upgrade of the network architecture or functionality, and the development of service platforms aimed at offering new services to the Group’s customers. These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38. Development costs are expensed as incurred except those recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Property, plant and equipment

Property, plant and equipment mainly comprise network equipment.

The gross value of tangible assets corresponds to their acquisition or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

When tangible assets are acquired in a business combination, their cost is determined in connection with the purchase price allocation based on their respective fair market value. When their fair market value is not readily determinable, cost is determined using generally accepted valuation methods.

The total cost of an asset is allocated among its different components and each component is accounted for separately when the components have different useful lives, or when the pattern in which their future economic benefits are expected to be consumed by the entity varies.

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts are considered to be service contracts, which costs are expensed when the service is rendered.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to the Group are recorded as assets, with an obligation of the same amount recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to the Group notably when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable; therefore for the Group to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by the Group under leases that transfer the risks and rewards of ownership to third parties, are treated as having been sold.

Government grants

The Group may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and are recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

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Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale. In the Group’s assessment, the network roll-out does not generally require a substantial period of time.

As a consequence, the Group usually does not capitalize interest expense incurred during the period of construction and acquisition of property, plant and equipment and intangible assets.

Depreciation

Assets are depreciated to expense their cost (generally with no residual value) on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied. The useful lives are reviewed annually and are adjusted if current estimated useful lives differ from previous estimates: these changes in accounting estimates are recognized prospectively.

Main assets	Depreciation period (average)
Trademarks	Up to 10 years, except for indefinite useful life (1)
Subscriber bases	Expected life of the commercial relationship; 3 to 7 years
Mobile network licenses (2)	Period from the date when the network is technically ready and the service can be marketed
Content rights	Film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues)
Indefeasible rights of use of submarine and terrestrial cables	Shorter of the expected period of use and the contractual period, generally less than 20 years
Patents	20 years maximum
Software	5 years maximum
Research and development	3 to 5 years
Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
(1) The Orange trademark has an indefinite useful life and is not amortized but tested for impairment at least annually. (2) The variable user fees are expensed as incurred.

Impairment of non-current assets other than goodwill

Given the nature of its assets and activities, most of the Group’s individual assets do not generate cash flows that are independent of those from CGUs. The recoverable amount is therefore determined at the level of the CGU to which the asset belongs.

Dismantling and restoring sites

The Group is required to dismantle equipment and restore sites.

The provision is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by the Group to meet its environmental commitments and annual estimated asset dismantling and site restorations. The provision is assessed on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of the commitment settlement. It is discounted at a risk-free rate. This estimate is revised annually and adjusted where appropriate against the asset to which it relates.

18.8    Operating taxes and levies

The Territorial Economic Contribution (CET) paid in France is accounted for as operating taxes.

The Research Tax Credit (CIR) represents a research and development government grant such as defined under IAS 20 and is reported within “Operating income”.

The VAT does not affect the income statement, but only the statement of financial position.

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18.9    Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee subsequent to the acquisition date. If the associate incurs losses and the carrying amount of the investment is reduced to zero, the Group ceases to recognize the additional share of losses since it has no commitment beyond its investment.

An impairment test is performed at least annually and when there is objective evidence of impairment, for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, or information about significant changes having an adverse effect over the investee. Any impairment is accounted for as “Share of gains (losses) of associates”.

An impairment loss is recorded when the recoverable amount is lower than the carrying amount, the recoverable amount being the higher of the value in use and the fair value less costs to sell (see Note 18.6). Impairment losses shall be reversed once the recoverable amount exceeds the carrying amount.

18.10  Financial assets and liabilities, net finance costs

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash flows through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial asset or liability. This calculation includes all fees and points paid or received between the parties to the contract.

Recognition and measurement of financial assets

The Group does not hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfil the criteria for classification in any of the other categories of financial assets. They are recognized and subsequently measured at fair value.

Temporary changes in value are recorded as “Gains (losses) on financial assets available-for-sale” within other comprehensive income.

When there is objective evidence of impairment on available-for-sale assets or a decrease in fair value by a third or over twelve months, the cumulative impairment loss included in other comprehensive is definitely reclassified from equity to profit or loss within “Gain (losses) on disposal of businesses and assets”.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at the end of each the reporting period. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount. Regarding trade receivables, this method is disclosed in Note 18.3.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows the elimination or a significant reduction in the measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost);

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel;

•

the Group decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value;

•

they are investments in associates held by venture capital organizations measured at fair value in accordance with IAS 28.

The Group can designate at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits and mutual funds (OPCVM).

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The Group classifies as cash equivalents in the statement of financial position and in the statement of cash flows the investments which meet the conditions required by IAS 7 (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at the fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within the Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. This relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedges). Regarding trade payables, this method is disclosed in Note 18.4.

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE). On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the interest rate applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The carrying amount of the equity component is determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The equity component determined at initial recognition is not subsequently remeasured unless if any early redemption.

Financial liabilities at fair value through profit or loss

The abovementioned policies relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the statement of financial position and presented according to their maturity date, regardless of whether they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item in the statement of financial position when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss.

The hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value to the limit of the hedge effectiveness;

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

As the hedged item is not recognized in the statement of financial position, the effective portion of change in fair value of the hedging instrument is booked in other comprehensive income. It is reclassified in profit or loss when the hedged item affects the profit or loss or in the initial cost of the hedged item when it relates to the hedge of an asset acquisition cost.

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•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation, and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in other comprehensive income. It is reclassified in profit or loss upon the disposal of the net investment.

Hedge accounting can be terminated when the hedged item is no longer recognized, when the Group voluntarily revokes the designation of the hedging relationship, or when the hedging instrument is terminated or exercised. The accounting consequences are for:

•

fair value hedge: at the hedge accounting termination date, the adjustment of the debt fair value is based on a recalculated effective interest rate at the date amortization begins;

•

cash flow hedge: amounts recorded in other comprehensive income are immediately reclassified in profit or loss when the hedged item is no longer recognized or, in all other cases, when the hedged item affects profit or loss.

In both cases, subsequent changes in the value of the hedging instrument are recorded in profit or loss.

18.11  Fair value of financial assets and liabilities

The definition of fair value used by the Group is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The financial assets and liabilities measured at fair value in the statement of financial position have been ranked based on the three hierarchy levels:

•

Level 1: quoted price (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•

Level 2: inputs other than quoted prices that are observable for the asset or liability either directly or indirectly;

•

Level 3: unobservable inputs for the asset or liability.

Available-for-sale assets

The fair value is the quoted price at year-end for listed securities and, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Loans and receivables

The Group considers the carrying amount of cash equivalents, trade receivables and various deposits as the best estimate of fair value, due to the high liquidity of these instruments.

Financial assets at fair value through profit or loss

With respect to the very short-term investments such as deposits, certificates of deposit, commercial paper or negotiable debt securities, the Group considers that the nominal value of the investment and the related accrued interest represents the best estimate of fair value.

The fair value of OPCVM is the latest settlement value.

Financial liabilities at amortized cost

The fair value of financial liabilities is determined using:

•

the quoted price for listed instruments (a detailed analysis is performed in the case of a material decrease to evidence whether the observed price corresponds to the fair value; otherwise the quoted price is adjusted);

•

 the present value of estimated future cash flows, discounted using rates observed by France Telecom at the end of the period for other instruments. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

The Group considers the carrying value of trade payables and deposits received from customers as the best estimate of fair value, due to the high liquidity of these instruments.

The fair value of long-term trade payables is the value of future cash flows discounted at the interest rates observed by the Group at the end of the period.

Financial liabilities at fair value through profit or loss

The fair value of firm or contingent commitments to purchase non-controlling interests is measured in accordance with the provisions of the agreements. When the commitment is based on a fixed price, a discounted value is retained.

Derivative instruments

The fair value of derivative financial instruments is determined using the present value of estimated future cash flows, discounted using interest rates observed by the Group at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by Bloomberg.

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18.12  Income tax

Current tax is measured by the Group at the amount expected to be paid or recovered from the taxation authorities of each country, based on its interpretation with regard to the application of tax legislation.

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, interests in joint ventures and associates, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, the Group reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

In accordance with these principles, the Group calculates the tax assets, liabilities and accruals recognized in the statement of financial position based on the technical merits of the positions it defends versus that of the tax authorities.

18.13  Equity

Share issuance costs

External costs directly related to share issuances are deducted from the related premium (net of any tax savings). Other costs are expensed as incurred.

Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity, net of tax.

Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations.

•

basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year by the weighted average shares outstanding during the period;

•

diluted earnings per share are calculated based on earnings per share attributable to the equity holders of the Group, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period.

When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

Non-controlling interests

Commitments to purchase non-controlling interests (put options)

When the Group grants firm or contingent commitments to purchase non-controlling interests, the carrying amount of non-controlling interests within equity is reclassified to financial debt.

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Where the amount of the commitment exceeds the amount of the non-controlling interests, the difference is recorded as a reduction in shareholders’ equity attributable to the owners of the parent. Financial debt is remeasured at the end of each reporting period in accordance with the contractual arrangement (at fair value or at present value if fixed price) and, in the absence of any guidance provided by IFRSs, against finance income or expense.

The accounting treatment of put options granted to non-controlling shareholders is currently being analyzed by IASB.

Negative non-controlling interests

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. In accordance with IAS 27R, this could result in the non-controlling interests having a deficit balance.

Transactions with owners

From January 1, 2010, each agreement with minority shareholders of a subsidiary, when not resulting in a loss of control, is accounted for as an equity transaction with no effect on the total comprehensive income.

Until 2009, the Group accounted for the difference between the acquisition cost of non-controlling interests and the minority interest share in the net equity, with no purchase price allocation, as goodwill. The disposals that did not result in a loss of control were accounted for as a gain or loss on disposal relating to the equity interest actually disposed.

NOTE 19  Executive compensation

The following table shows the compensation disbursed by France Telecom S.A. and its controlled companies to persons who were members of France Telecom S.A.’s Board of Directors or Executive Committee at any time during the year or at the end of the year.

(in euros)	December 31, 2012	December 31, 2011	December 31, 2010
Short-term benefits excluding employer social security contributions (1)	(11,060,015)	(10,501,528)	(11,390,724)
Short-term benefits: employer’s social security contributions	(3,277,791)	(3,036,939)	(2,825,306)
Post-employment benefits (2)	(1,543,890)	(1,444,722)	(1,418,738)
Termination benefits	-	(1,733,390)	-
Share-based compensation (3)	500	(1,261)	(45,872)

(1)  Includes all compensation recognized (gross salaries including the variable component, bonuses, attendance fees and benefits in kind, incentive scheme and profit-sharing).

(2)  Service cost.

(3)  Expense recorded in the income statement in respect of free share award plan, stock option plans and employee shareholding plans.

In accordance with the policy of freezing Group highest wages, there has been no salary increase in 2012 in the management team. Changes in remuneration between 2011 and 2012 is explained by a perimeter effect in mid-2012 with an appointment to the Executive Committee and the full-year result of individual decisions occurred in 2011 in connection with evolution of responsibilities.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2012 in respect of persons who were members of the Board of Directors or Executive Committee at the end of the year was 20,636,625 euros (14,616,527 euros in 2011 and 14,613,939 euros in 2010). The increase in the amount of retirement benefits is the result of several factors: tax reform of the supplemental pension plan, the arrival of a new member of the Executive Committee and the result of a full year effects individual decisions occurred in 2011 within the management team.

Executive Committee members’ contracts include a clause providing a contractual termination settlement not exceeding 15 months of their total gross annual compensation (including the contractual termination benefit). It is important to remember that Stéphane Richard has no employment contract and that Gervais Pellissier’s employment contract has been suspended. They will not receive deferred compensation in the event that it would put an end to their mandate.

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NOTE 20  Fees paid to Statutory Auditors

As required by Decree no. 2008-1487 of December 30, 2008 supplementing Article R. 233-14 §17 of the Code de commerce, the following table shows the amount of auditor’s fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully consolidated subsidiaries.

(in millions of euros)	Deloitte						Ernst & Young
	Amount			%			Amount			%
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Audit
• Statutory audit fees, certification, auditing of the accounts	14.7	13.8	14.0	97%	92%	94%	16.7	16.0	16.7	95%	95%	93%
issuer	7.2	6.9	6.9	48%	46%	46%	6.9	7.0	7.5	39%	42%	42%
subsidiaries	7.5	6.9	7.1	50%	46%	48%	9.8	9.0	9.2	56%	54%	51%
• Ancillary assignments and services directly linked to the Statutory Auditors’ mission	0.3	1.2	0.8	2%	8%	5%	0.9	0.7	1.1	5%	4%	6%
issuer	0.2	0.4	0.5	1%	3%	3%	0.2	0.1	0.4	1%	1%	2%
subsidiaries	0.1	0.8	0.3	1%	5%	2%	0.7	0.6	0.7	4%	4%	4%
Sub-total	15.0	15.0	14.8	99%	100%	99%	17.6	16.7	17.8	100%	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
• Tax	-	-	-	-	-	-	-	0.1	0.1	-	1%	1%
• Legal and personnel-related	-	-	0.1	-	-	1%	-	-	-	-	-	-
• Other	0.1	-	-	1%	-	-	-	-	-	-	-	-
Sub-total	0.1	-	0.1	1%	-	1%	-	0.1	0.1	-	1%	1%
TOTAL	15.1	15.0	14.9	100%	100%	100%	17.6	16.8	17.9	100%	100%	100%

Rules for approving auditors’ fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting Statutory Auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the Statutory Auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguarding the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees. Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditors’ independence.

All services provided by the Statutory Auditors in 2010, 2011 and 2012 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

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20.1.3   Critical accounting policies

In accordance with the applicable rules in the European Union (EU), the France Telecom Group-Orange (hereafter called the “Group”) prepares its consolidated financial statements in accordance with IFRS as published by IASB, and bases its discussion and analysis of its financial condition and results of operations on such consolidated financial statements.

Although IFRS as issued by IASB constitutes a comprehensive basis of accounting, it should nevertheless be noted that reported performance and comparability among companies reporting under IFRS can be affected by the following elements:

•

exemptions under IFRS 1 to the retrospective application of IFRSs when transitioning from previous local GAAPs to IFRS, such as electing not to restate business combinations prior to the transition date, recognition in equity of actuarial gains and losses on employee benefits measured at the transition date, transfer of all cumulative translation differences to other comprehensive income at the transition date;

•

alternatives allowed by various IFRS standards, such as:

•

accounting for jointly controlled entities either using the equity method or the proportionate consolidation; and

•

for each business combination since 2010, the measurement of the non-controlling interest in the acquiree either at fair value (full goodwill method) or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (goodwill only attributable to the controlling interest acquired);

•

IFRS does not have a specific standard or interpretation for the accounting of commitments to purchase non-controlling interests, mainly with respect to the accounting for the subsequent remeasurement of the carrying amount of the related financial liability. In such circumstances, the Group – like other preparers – has to define its accounting policy in accordance with paragraphs 10 to 12 of IAS 8 until the issuance of new standards and interpretations by IASB and IFRIC;

•

IFRS does not provide for detailed guidance as to the form and content of the income statement but does include a standard on financial statements presentation.

The basis of preparation of the Group’s consolidated financial statements is further described in the notes 1 and 18 attached to its consolidated financial statements.

The Group’s reported financial condition and results of operations are sensitive to the selection and application of the accounting policies and the judgment and other uncertainties affecting application of those policies.

In addition, the Group’s reported financial condition and results of operations are sensitive to estimates together with the related judgment, assumptions and uncertainties that underlie the preparation of its consolidated financial statements. The estimates may be revised if the underlying circumstances change or in the light of new information or experience. Consequently, estimates made at December 31, 2012 May subsequently be changed.

Business combinations and non-controlling interests

The sensitivity to the accounting estimates has been increased with the application of IFRS 3R and IAS 27R since January 1, 2010 as:

•

the previously held equity interest is remeasured at fair value with respect to either a step-acquisition or a loss of control with residual equity interest; and

•

the non-controlling interests are either measured at fair value or at their ownership interest in the identifiable net assets.

Hence, in 2010, the Mobinil-ECMS transaction generated an income of 0.3 billion euros resulting from the remeasurement at fair value of the previously held equity interest and the non-controlling interests were measured at their fair value.

Measurement of property, plant and equipment and intangible assets other than goodwill

As of December 31, 2012, 2011 and 2010, total property, plant and equipment amounted to 23.7 billion euros, 23.6 billion euros and 24.8 billion euros, respectively, and total intangible assets (mainly telecommunication licenses, trademarks, customer relationships and rights of use) amounted to 11.8 billion euros (3.9 billion euros of which was recognized in business combinations), 11.3 billion euros and 11.3 billion euros, respectively.

Property, plant and equipment and intangible assets other than goodwill are recorded at their acquisition or production cost. When such assets are acquired in a business combination, purchase accounting requires judgment in determining the estimated fair value of the assets at the date of the acquisition. As direct observable fair values are not always readily available, indirect valuation methods are often used with their inherent limitations. Examples of indirect methods the Group commonly uses for certain acquired intangibles include the Greenfield method for licenses, the relief of royalty method for trademarks, or future cash flows generated by existing customers for subscriber bases. A change in any of the assumptions used in any of the indirect valuation methods could change the amount allocated to the acquired intangibles.

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Similarly, judgment is required in determining the useful lives of the assets both at and subsequent to the acquisition date. Such judgment considers obsolescence, physical damage, significant changes to the manner in which an asset is used, evolution in total cost of ownership, lower than expected economic performance, a drop in revenues, regulations and other external indicators. In this context, a significant part of judgment is required to assess the extinguishment or improvement prospects of the copper local loop.

Considering the type of assets and the nature of the activities, most of the Group’s individual assets do not generate independent cash flows from those attached to the Cash-Generating Unit (CGU). Hence, the assessment of the need for an impairment test is mostly determined at the CGU level (see hereunder).

Impairment testing

As of December 31, 2012, 2011 and 2010, the net carrying value of goodwill amounted to 25.8, 27.3 billion euros and 29.0 billion euros respectively for the consolidated and entities and 3.9, 4.1 and 3.8 for the entities accounted under the equity method.

The amount of goodwill determined in a business combination is dependent on the allocation of the purchase price over the fair value of the assets acquired and the liabilities assumed, a process that requires a significant level of estimate and judgment.

Impairment of goodwill and non-current assets was recorded for 2.0 billion euros in 2012, 1.0 billion euros in 2011 and 0.6 billion euros in 2010 for the consolidated entities and entities accounted under the equity method.

The full goodwill method was applied to account for the Mobinil-ECMS business combination in 2010. Due to this accounting, the impairment loss recognized in the income statement comprises the portion relating to the non-controlling interests up to 0.3 billion euros in 2011 and 0.3 billion euros in 2010.

The determination of impairment involves the use of estimates which include but are not limited to the cause, the timing and the amount of the impairment. As such, the determination of the recoverable amount represents an area where significant assumptions and judgment are required.

The recoverable amount is the higher of the fair value less costs to sell and the value in use:

•

because the fair value of the Group’s CGUs is rarely directly observable, it is determined on the basis of available market information, such as EBITDA or market multiples for comparable companies, or discounted cash flows including market participant assumptions in particular with respect to WACC or long-term growth rates;

•

value in use is determined by the Group based on the discounted cash flows derived from the applicable business plan.

The recoverable amount generally corresponds to the value in use.

When cash flow projections are used, they are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions.

Trends in the economic and financial environment, competition and regulatory authorities decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts, as will unforeseen changes in the political, economic or legal systems of some countries.

The methodology used and the related estimates have a material impact on the recoverable value and ultimately on the amount of any asset impairment. If the assumptions do not materialize as expected, this may result in decreased revenue, EBITDA or cash flows and materially change the potential impairment.

Specific factors of risk assessment and a sensitivity analysis of the recoverable amount are disclosed in the Note 6 to the consolidated financial statements.

Income taxes, operating taxes and levies

As of December 31, 2012, 2011 and 2010, the Group had recorded deferred tax assets amounting to approximately 2.5, 2.3 and 3.2 billion euros, respectively, net of deferred tax liabilities. The reassessment of the recoverability or the validity of tax loss carryforwards led to a net deferred tax assets recognition (derecognition) of 0.1 billion euros in 2012 (versus (0.1) billion euros and 1.9 billion euros in 2011 and 2010, respectively).

Significant judgment is required in determining current and deferred income taxes and operating taxes. This results from the inherent necessity of interpreting tax laws or assessing the respective technical merits of the Company and tax administration positions following a tax audit as well as assessing the availability of future taxable income that can be offset against tax loss carryforwards within the appropriate timeframe, as estimated by the Group’s management. Therefore, in 2010, current income tax expense comprises 1.9 billion euros with respect to the tax audits relating to the fiscal years 2000 to 2005 which correlatively led to the recognition for the carryforward of unused tax losses. Alternatively, certain taxes paid by telecom operators in France and Spain (eg: the Copé tax in France) are considered as non-compliant with European law by the European Commission (see hereafter “Litigation and claims”).

The realization of deferred tax assets is also reviewed by the Group’s management using each entity’s tax forecast based on budgets and strategic plans. This assessment is revised not only when the business plans are revised but also, in other circumstances such as when the tax legislation changes in a context where numerous authorities are looking for additional revenue.

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Litigation and claims

At December 31, 2012, 2011 and 2010, provisions amounting to approximately 0.5 billion euros, 1.0 billion euros and 0.8 billion euros, respectively, are recorded to cover litigation and claims.

The Group’s industry is highly regulated with a tight control by the competition authorities which often implies litigation between the market participants. This may imply fines, damages, settlements but also some contractual (tariffs or other contractual articles) or law changes which affect the Group’s income.

Therefore, from 2012, in accordance with a decision of the European Commission on December 20, 2011, the pension contributions to be paid by the Group for its civil service employees cover non common risks in order to align these benefit expenses with those of its competitors. In 2012, this leads to an increase in its annual employer contribution costs of 122 million euros for the first year (full year), an amount which will gradually decrease as civil service employees retire from the Company. This decision has been submitted to the approval of the General Court of European Union.

Conversely, the European Commission has declared some operating taxes recovered in France and Spain non-compliant with the European legislation. If the General Court of European Union confirms this ruling, then the Group could obtain a reimbursement of 624 million euros but could be subject to additional taxes. This potential reimbursement is considered as a contingent asset as of 2012 year-end (see Note 8 to the financial statements).

The Group exercises significant judgment in measuring and recognizing provisions or determining exposure to contingent liabilities that are related to pending litigation or other outstanding claims. These judgment and estimates are subject to change as new information becomes available.

Fair value of financial instruments

Fair value corresponds to the quoted price for listed financial assets and liabilities.

For most its financial assets and liabilities, where no active market exists, the Group establishes fair value by using a valuation technique determined to be the most appropriate in the circumstances. These techniques as well as the levels of fair value hierarchy are disclosed in the Note 18.11 to the consolidated financial statements.

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20.3   DIVIDEND DISTRIBUTION POLICY

France Telecom distributed a dividend of 1.40 euros per share with respect to fiscal year 2011.

With respect to fiscal year 2012, the Board of Directors resolved, at its meeting on February 19, 2013, to recommend to the Combined Shareholders’ Meeting of May 28, 2013 the distribution of a dividend of 0.78 euro per share. Given the interim payment of 0.58 euro per share on September 12, 2012, the balance of the dividend to be paid to shareholders amounts to 0.20 euro per share. The Board proposed to the Shareholders’ Meeting that the balance be paid on June 11, 2013.

With respect to fiscal year 2013, the Board of Directors intends to propose the distribution of a minimum dividend of 0.80 euro per share and to pay an interim dividend of 0.30 euro per share in December 2013.

20.4   LITIGATION AND ARBITRATION PROCEEDINGS

The legal, arbitration and administrative proceedings likely to have a material impact on France Telecom-Orange’s financial position or results are described in note 12 Income Tax and note 15 Litigation to the consolidated financial statements.

The following developments have occurred since February 20, 2013, the date on which the 2012 financial statements were approved by the Board of Directors:

•

On February 25, 2013, the Court of Arbitration of the International Chamber of Commerce of Paris rejected all claims from the Numericable group for the compensation of damage caused by the alleged de facto termination of the agreements signed with France Telecom-Orange giving it the right to use, for its cable networks, France Telecom’s civil engineering installations. Numericable claimed that France Telecom should pay in particular the sum of 542 million euros in damages. These agreements were granted to Numericable when certain cable networks were disposed of in 2004.

•

On March 18, 2013, the Polish Competition Authority opened an investigation of the country’s three main mobile operators, including PTK Centertel, the mobile subsidiary of TP S.A. The Authority indicated that it suspected an abuse of dominant position by the three operators in relation to interconnection rates.

•

On March 19, 2013, the European Court of Justice annulled the decision of the General Court of the European Union of May 21, 2010, which had ruled that the declarations made and the shareholder’s loan announced by the French government in 2002 in support of France Telecom S.A. had not allocated any public funds and could not be classified as State aid. The General Court of the European Union itself had annulled the decision of the European Commission of 2004 which ruled that these measures were incompatible with the common market but had not ordered reimbursement of the aid. The Court held that even though the shareholder’s loan had not been implemented, the announcement gave France Telecom an advantage in terms of their access to resources of the French State, as such a loan could potentially affect the state budget. The case has been remanded to the General Court of the European Union for a new examination.

20.5   SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION

The significant events that occurred between the balance sheet date and February 20, 2013, the date on which the 2012 financial statements were approved by the Board of Directors, are described in note 16 Subsequent events to the consolidated financial statements.

After the balance sheet date on February 27, 2013, the Standard & Poor’s rating agency placed France Telecom S.A.’s long-term credit rating under surveillance, with negative implication, while reasserting the short-term A-2 credit rating.

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21.1.3   Treasury shares held by or on behalf of the issuer or its subsidiaries - Share buyback program

The Shareholders’ Meeting of Tuesday, June 05, 2012 renewed the share buyback program for 18 months with a limit of 10% of the share capital outstanding at the time of the meeting. The Board Meeting held on March 20, 2013 decided to submit to the Shareholders’ Meeting of May 28, 2013 the renewal of this authorization under the same conditions.

A description of the program for 2013 appears in the report by the Board of Directors on the sixth resolution submitted to the Shareholders’ Meeting of May 28, 2013 (see section 26.2 Report from the Board of Directors of France Telecom on resolutions submitted to the Annual Shareholders’ Meeting).

In addition, the liquidity contract for its shares entered into by France Telecom S.A. on May 9, 2007 with an investment services provider was renewed on its anniversary date and is still ongoing. The initial resources allocated to the liquidity account amounted to 100 million euros. At December 31, 2012 this totaled 70 million euros.

During the 2012 fiscal year, the only share buybacks performed by France Telecom S.A. were made under the liquidity contract.

SUMMARY OF PURCHASES AND SALES OF TREASURY SHARES DURING THE 2012 FISCAL YEAR

OBJECTIVE OF THE PURCHASES	Number of shares held at 12/31/2011	Number of shares purchased	Weighted average gross price (in euros)	Number of shares sold	Weighted average gross price (in euros)	Number of shares held at 12/31/2012	% capital
Free share plan (1)	13,254,476	0	NA	0	NA	13,246,540 (2)	0.50%
Stock options	2,099,701	0	NA	0	NA	2,099,701	0.08%
Liquidity contract	101,868	25,636,788	10.08	19,603,656	10.63	6,135,000	0.23%
TOTAL	15,456,045	25,636,788		19,603,565		21,481,241	0.81%
(1) Stock option plan. (2) 7,936 shares were allocated to the heirs of beneficiaries who died during the fiscal year pursuant to article L. 225-197-3 of the French Commercial Code. NA: not applicable.

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21.2   MEMORANDUM AND BYLAWS

21.2.1   Company purpose (article 2 of the Bylaws)

The Company’s corporate purpose, in France and abroad, specifically pursuant to the French Postal & Telecommunications Code, shall be:

•

to provide all electronic communication services in internal and international relations;

•

to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

•

to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

•

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

•

to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

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•

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

•

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

•

more generally, all industrial, commercial, Company and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the Company’s business.

21.2.2   Provisions concerning administrative, management and supervisory bodies

See chapters 14 and 16.

21.2.3   Rights, preferences and restrictions attached to each class of existing shares (article 11 of the Bylaws)

France Telecom has only issued ordinary shares. Each share shall entitle its holder to a portion of the corporate profits and assets proportional to the amount of capital represented thereby. Furthermore, each share shall entitle its holder to vote and be represented in the Shareholders’ Meetings in accordance with provisions of the law and of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Shareholders’ Meeting.

There is no clause in the Bylaws providing for double or multiple voting rights.

The shareholders shall be liable for losses within the limits of their contributions to the Company’s capital.

Payment of dividends (article 26 of the Bylaws)

The terms and conditions for the payment of the dividends approved by the Shareholders’ Meeting are determined by the Shareholders’ Meeting, or in lieu, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the fiscal year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividends in cash or in shares, subject to legal requirements.

Interim dividends may be distributed before the approval of the financial statements for the year when the balance sheet established during or at the end of a financial year and certified by an auditor, shows that the Company has made a profit since the close of the last financial year, after recognizing the necessary depreciation and provisions and after deducting prior losses, if any, and the sums to be allocated to reserves, as required by law or the Bylaws, and including any retained earnings. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years after the payment date shall be deemed to expire and revert to the French state.

Assignment and Transfer of shares (article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

21.2.4   Actions necessary to modify shareholders’ rights

Shareholders’ rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

21.2.5   Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (article 21 of the Bylaws)

Access to, participation in and voting rights at Shareholders’ Meetings

Shareholders’ Meetings are composed of all shareholders whose shares are paid up and for whom a right to attend Shareholders’ Meetings has been established by registration of the shares in an account in the name either of the shareholder or of the intermediary holding their account where the shareholder is not resident in France, by 0.00am (Paris time) on the third business day preceding the Meeting.

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The shares must be registered within the time limit specified in the preceding paragraph either in an account in their own name maintained by the Company, or in the bearer share accounts maintained by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the Meeting.

Shareholders participating via video-conferencing or other means of telecommunications which meet legal and regulatory conditions and allow identification shall be deemed present for the calculation of quorum and majority of Shareholders’ Meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Meeting, assuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the Meeting or grant a proxy to any other physical person or legal entity that he or she may chose. Shareholders may, in accordance with legal and regulatory requirements, send their vote or proxy, either by hard copy or via means of telecommunications, until 3pm (Paris time) the day before the Meeting. Transmission methods are set forth by the Board of Directors in the notice of Meeting and the notice to attend.

Shareholders sending in their vote within the time limit specified under this section, by means of the form provided by the Company to shareholders, are deemed present or represented at the Meeting.

The forms for sending in a vote or a proxy, as well as the certificate of attendance, can be completed in electronic format duly signed in the conditions specified by the applicable laws and regulations. For this purpose, the recording of the electronic signature on the certificate can be made directly on the Internet site established by the organizer of the Meeting.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Annual Shareholders’ Meetings

Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the auditors, or by any person empowered for this purpose. Meetings are held at the registered office or at any other location indicated in the notice to convene. Subject to exceptions provided by law, notices must be given at least 15 days before the date of the Meeting. When the Shareholders’ Meeting cannot deliberate due to the lack of the required quorum, the second Meeting and, if applicable, the second postponed Meeting, must be called at least ten days in advance in the same manner as used for the first notice.

Agenda and conduct of Annual Shareholders’ Meetings

The agenda of the Shareholders’ Meeting shall appear in the notice to convene the Meeting and is set by the author of the notice. The Shareholders’ Meeting may only deliberate on the items on the agenda. One or more shareholders representing the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of topics or items proposed resolutions on the agenda.

An attendance sheet containing the information required by law shall be kept at each Shareholders’ Meeting.

Shareholders’ Meetings shall be chaired by the Chairman of the Board of Directors or, in his or her absence, by a director appointed for this purpose by the Board of Directors; failing which, the Meeting itself shall elect a Chairman. Vote counting shall be performed by the two members of the Meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the Meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the Meeting, check the votes cast and ensure their legality, and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are those Meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each fiscal year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. On the first convocation, the Meeting may validly deliberate only if the shareholders present or represented by proxy or voting by mail represent at least one-fifth of the shares entitled to vote. Upon the second convocation, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to the legal provisions governing capital increases from reserves, profits or share premiums, the resolutions of the Extraordinary Meeting shall be valid only if the shareholders present, represented by proxy or voting by mail represent at least one-fourth of all shares entitled to vote when convened for the first time, or one-fifth when convened for the second time. If the latter quorum is not reached, the second Meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second Meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

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21.2.6   Provisions having the effect of delaying, deferring or preventing a change of control of the Company

There are no statutory provisions which having the effect of delaying, deferring or preventing a change of control of the Company. Factors likely to have an impact in the event of a public offer, as set out in article L. 225-100-3 of the French Commercial Code, are described in section 21.3.

21.2.7   Declaration of crossing of thresholds (article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the Autorité des Marchés Financiers when thresholds of 5%, 10%, 15%, 20%, 25%, 30%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities representing shares equal to 0.5% of the capital or voting rights in France Telecom is required, within five trading days from the date of registration of securities that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and securities giving access to share capital that such individual or entity holds.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the share capital or voting rights so requests at a Shareholders’ Meeting.

21.2.8   Changes in the share capital (article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

21.3   FACTORS THAT MAY HAVE AN EFFECT IN THE EVENT OF A PUBLIC OFFERING

Pursuant to article L. 225-100-3 of the French Commercial Code, this section describes the factors that may, to the Company’s knowledge have an effect on the shares of France Telecom S.A. in the event of a public offering:

Structure of the Company’s share capital

The Fonds Stratégique d’Investissement (FSI) and the French government jointly hold 27.16% of the voting rights of France Telecom S.A. See section 18.1 Distribution of share capital and voting rights.

The stock-option plans implemented by the Company, or assumed by France Telecom (the Wanadoo plans), offer the option holders the choice of prematurely exercising 50 to 100% of the options allocated under these plans in the event of a change of control resulting from a public tender offer or a public tender and exchange offer. The exercising of all options issued remaining to be exercised would account for around 0.9% of the Company’s share capital, on a totally diluted basis, as at December 31, 2012.

Control mechanisms provided for in any employee shareholding plan, when rights of control are not exercised by employees

The regulations governing the employee investment fund (FCPE) of the Group’s savings plan, which is invested in France Telecom S.A. shares, state that voting rights attached to shares held as fund assets are exercised by the Supervisory Boards of these funds. In the absence of an express reference in the regulations to the cases where the Supervisory Boards must gather the prior opinions of unit holders, the Supervisory Boards decide on the tender of shares held as fund assets to purchase or exchange offerings, in accordance with Article L. 214-40 of the French Monetary and Financial Code. The FCPEs represented 4.12% of the Company’s share capital as at December 31, 2012.

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Agreements between shareholders that the Company is aware of and which may cause restrictions on the transfer of shares and the exercising of voting rights

On December 24, 2012, the FSI and the French Government entered into a shareholders’ agreement constituting joint action, notice of which was given to the Company and the Autorité des Marchés Financiers. See section 18.1.3 Information on shareholders’ agreements.

Rules applicable to the appointment and replacement of members of the Board of Directors

See section 14.1.1 Composition of the Board of Directors.

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22  material contracts

On January 27, 2011, France Telecom agreed a six billion euro syndicated loan with 28 banks maturing January 2016 as a partial refinancing of the eight billion euro credit line arranged on June 20, 2005.

In addition, France Telecom has made some significant acquisitions and disposals in the last few years (see note 2 Gains and losses on disposal and main changes in scope of consolidation to the consolidated financial statements).

These aside, France Telecom has made no significant agreements other than those made in the normal course of its business.

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GLOSSARY OF TECHNICAL TERMS

4G: fourth generation of mobile telephony standards, successor of the 3G and 2G standards. Provides “very high-speed mobile broadband” connections (theoretical speeds of above 100 Mb/s) and uses voice over IP.

3GPP (3rd Generation Partnership Project): cooperation between regional telecommunications standardization organizations, whose objective is to agree technical specifications for third generation mobile networks (3G). The 3GPP also agrees specifications for LTE, the so-called fourth generation system.

3G/3G+: See UMTS (3G) and HSDPA (3G+).

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on the traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

API or Application Programming Interface: computer programming interface which enables programs to interact with one another, in a similar manner to a human-machine interface.

Arcep: Autorité de Régulation des Communications Electroniques et des Postes - French Telecommunications and Posts Regulator.

Asynchronous Transfer Mode - ATM: broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality.

ATM (Asynchronous Transfer Mode): see Asynchronous transfer mode.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

B to B or B2B: see Business to Business.

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

Backhaul: connection for the transmission of voice or data, either to a backbone or to a point from which a connection is made.

BAS (Broadband Access Server): see Broadband Access Server.

Bit: abbreviation for BInary digiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

Bitstream: wholesale offer enabling alternative operators to rent broadband access which has been activated by the incumbent operator. In this way they can offer retail broadband services in areas where they do not offer unbundled access.

BlackBerry: wireless technology developed by Research In Motion Limited allowing personal digital assistants to access and synchronize continuously with the user’s email.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single physical medium. Term used to designate broadband networks (speeds of at least several Mbits/s). ADSL is also included under the term broadband access (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Broadband Access Server - BAS: broadband access hub that collects incoming and outgoing traffic to DSLAM, ensuring the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

BSA (bitstream access): Bitstream access. See Bitstream.

BSC (Base Station Controller): base station controller. Elements of the GSM network whose role is to control a number of BTSs (up to several hundred). The BSCs are in turn connected to a higher level of the mobile network, the mobile service switching center (MSC).

Business to Business: all of a company’s activities (commercial dealings or transactions) for corporate customers.

Call termination (interconnection or termination rate): amount per minute paid by one telephone operator to another to transmit a telephone conversation over the network of the second operator to its destination. These rates are regulated.

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

CAS or Central Authentication Service: single web authentication service developed by Yale University; the system is implemented in several universities and organizations throughout the world. The system allows users to access several applications based on one single authentication using a ticket system.

Catch-up TV: see Replay TV.

CDMA (Code Division Multiple Access): process used in particular in mobile telephony, allowing several digital signals to be transmitted simultaneously on the same carrier frequency. It allows operators to offer their subscribers broadband Internet access services on their mobiles.

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Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (Private Automatic Branch Exchange).

Chat: See Instant messaging.

Cloud computing: concept that involves using remote servers for the storage and processing of electronic data traditionally located on local servers or the user’s workstation.

Cloud Gaming or games on demand: broadband streaming technology enabling users to play games that are stored on remote servers on their computer or television.

CRM (Customer Relationship Management): dedicated applications that enable a company to have better knowledge of each customer, and therefore offer more targeted products and services, ensuring better customer satisfaction.

Dense Wavelength Division Multiplexing (DWDM): digital transmission technology based on multiplexing wavelengths over optical fiber, enabling very high bandwidth (up to 10 Gigabits per second) information transfers over long distance networks.

Digital rights management: set of technical measures for controlling the use of œworks distributed on digital media. By extension, refers to the legal measures taken to prevent these technical limitations from being bypassed.

Distribution frames: telephone network equipment that allows lines or local loops dedicated to each subscriber to be concentrated in order to be sent back to the local telephone switch (or CAA).

Docsis or Data Over Cable Service Interface Specification: standard defining conditions for a communications interface for a high speed data transfer system to an existing cable television system. Docsis uses the TDMA (Time Division Multiple Access)/SCDMA (Synchronous Code Division Multiple Access) method.

DRM or digital rights management: digital rights management via technical protective measures to control the use of works. This can be applied to all types of physical digital media (discs, DVD, Blu-ray, software, etc.) or transmission mediums (broadcasting, Internet services, etc.) using a conditional access system.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers of Public Switched Telephone Networks so as to enable broadband transfers of digital packets. See ADSL, SDSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulation of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

DTTV: technical development in broadcasting based on the broadcasting of digital television signals via a network of terrestrial wireless transmitters. Compared with analog terrestrial television, which it replaces, DTT reduces the load on the electromagnetic spectrum, offers better image quality and reduces operating costs.

Dual play: broadband subscriber package including two services: Internet access and IP Telephony. See multi-play.

DWDM: see Dense Wavelength Division Multiplexing.

Edge (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GPRS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in relation to the regulation of prices for wholesale and retail services sold by an operator when the regulatory authority requires the operator to orient its prices towards the costs borne. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

This concept is also used when the competition or regulatory authorities are attempting to ensure that an efficient operator is not excluded from the market by the abuse of a dominant position by a company. In this case, the definition of an “efficient” operator raises methodological issues (reference is often made to an operator that is “as efficient” as the dominant operator, with the same cost structure).

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

ETSI or European Telecommunications Standards Institute: European non-profit organization for the standardization of IT and communications technologies in Europe.

FDD (Frequency Division Duplexing): method of allocating UMTS frequencies that consists of assigning a frequency band for each uplink (from the terminal to the base station) and downlink (from the base station to the terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber To The Building): fiber optic to the building.

FTTC (Fiber To The Curb): fiber optic to the curb.

FTTH (Fiber To The Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmissions compatible with triple play packages.

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FTTx (Fiber to the X): generic name for different forms of optical connections.

Full MVNO: MVNO that operates its own core network components and its own applications platforms. This entitles it to receive call termination payments. See MVNO.

Functional separation: confinement of some of an operator’s activities within a division with independent management and operating relations, while operational relations with the other divisions are identical to those it has with other operators. In the United Kingdom, BT’s local loop was subject to a functional separation, giving rise to the creation of the Openreach entity.

Gateway: equipment enabling two different networks to communicate. Some gateways are bi-directional, others unidirectional.

Gbps or Gigabits per second: billion of bits (109) transferred per second on a transmission network. See bit.

GPON or Gigabit Passive Optical Network: passive FTTH optical network architecture, not to be confused with the competing point to point FTTH architecture; it is used for on demand broadcasting such as video or VoIP (IPTV).

GPRS (General Packet Radio Service): second-generation mobile communications system which adds a packet system to the GSM network allowing data exchange and reaching theoretical speeds of around 170 Kbits/s, and actual speeds of about 40 Kbits/s under optimal conditions.

GSM (Global System for Mobile Communications): European standard for second-generation mobile telephony networks which operates within the 900-1,800 MHz frequency bands.

HLR (Home Location Register): part of the GSM mobile telephony cellular network. This is the central database of information regarding subscribers to the GSM network. It is used as a reference for other local databases, the VLRs, so that data is coherent across the whole network.

Hotspot: Wifi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbits/s, depending on the Wifi standard used. See Wifi.

HSDPA (High Speed Downlink Package Access): improvement on the third generation (3G) UMTS mobile telephone standard, also known as 3.5G or 3G+. Through software developments, it offers performance ten times greater than 3G technology (UMTS), supporting broadband in packet mode downstream.

HSPA: see HSDPA.

HSUPA (High Speed Uplink Packet Access): equivalent to HSDPA, for sending data.

ICT (Information and Communication Technologies): technologies used to process and send information, mainly computing, Internet and telecoms.

IM or Instant messaging: see Instant messaging.

IMS: standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Incremental, related and shared costs: incremental costs are costs borne by a company and related to additional production. When the production unit is identified with a particular service, we refer to the incremental cost of this service. The costs of a company that are not related to a particular service are joint or shared costs. Related costs are costs attributable to a sub-set of services produced by the Company. Shared costs are costs attributable to the operation of the Company as a whole.

Instant messaging: quick exchange of text messages or files between several computers connected to the Internet. In contrast to e-mail, the messages appear almost in real-time and allow interactive dialog.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom trade name: Numéris.

Intelligent Network - IN: network architecture concept developed to facilitate the introduction of new services through the basic services offered by the Switched Telephony Network. It is based on the installation of logic and service data on a centralized IT server that controls the switches.

Internet Service Provider - ISP: company providing Internet access to private users, professionals and businesses.

Internet Protocol - IP: one of the two main communication protocols between networks (the other being ATM), used in particular on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Intranet: local network using the same protocols and technologies as the Internet but which, unlike the Internet, connects computers privately, i.e. without being open to all Internet users. Examples: company Intranet, community Intranet, etc.

IP (Internet Protocol): see IP Protocol.

IPBX: PABX system using Internet Protocol (IP) on the company’s Local Area Network (LAN) or Wide Area Network (WAN). See PABX.

iPhone: smartphone designed by Apple that integrates, into one small handset, mobile telephony and the basic functions of a computer such as Internet access, office applications, multimedia and games.

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IP telephony: see VoIP.

IPTV (Internet Protocol Television): television and/or video distribution systems using broadband connections over IP.

IPVPN: see VPN.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership over the duration of the contract of a portion of the capacities of an international cable.

ISDN: see Integrated Service Digital Network.

IVR or Interactive Voice Response: interactive voice server allowing users to access a company’s database and issue various service requests, via a fixed telephone or cell phone.

Joyn: RCS type unified communications service (voice, chat, video, document sharing) created within the GSM Association (GSMA) by major global operators such as AT&T, China Mobile, Deutsche Telekom, Orange, Telecom Italia, Telefonica and Vodafone. It aims to provide a standard alternative to unified communications that are largely licensed to major software publishers and Internet service providers such as Google, Microsoft, Apple or Skype.

Kbps or Kilobits per second: thousand of bits (103) transferred per second on a transmission network. See bit.

LAN (Local Area Network): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Libon: mobile application enabling users to make high-definition voice calls, chat freely and create personalized welcome messages, on iOS and Android operating systems.

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wifi, and Bluetooth wireless access point functions, as well as providing Internet connection, television and Voice over IP via ADSL.

Local loop: part of the telephone network that connects the local telephone switch to subscribers’ individual households.

Long-run average incremental cost: incremental costing method used to evaluate the additional costs involved in producing a service, in comparison with costs incurred by the production of a portfolio of other services. This model is often used in telecommunications to regulate the price paid by competitors for the services provided by a powerful operator in the market.

LRAIC: long-run average incremental cost. See Long-run average incremental cost.

LRIC (Long Run Incremental Cost): see Long-run incremental cost.

LTE (Long Term Evolution): name given to a project developed within 3GPP and whose objective is to produce technical specifications for future fourth generation mobile network standards (4G). By extension, LTE also refers to so-called fourth generation mobile systems developed through this project.

M2M: see Machine to Machine.

Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

Mbps or Megabits per second: million of bits (106) transferred per second on a transmission network. See bit.

M-Health or mobile health: use of mobile devices (telephones, tablets, PDAs) in the health information and services field.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MNC (multinational corporation) or MNE (multinational enterprise): a multinational company which owns production facilities or provides services in a number of countries.

MPLS: see Multi Protocol Label Switching.

MSC (Mobile services Switching Center): mobile telephony equipment (GSM/2G), which is responsible for network voice switching, interconnection with other networks (traditional telephone network, for example) and call coordination.

Multiplay: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multi-play solution marketed by France Telecom.

Multiplexing: technique to simultaneously transfer several communications on a single transmission channel.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve architectural and protocol issues relating to the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

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MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephone services.

NAS (Network Access Server): see Network Access Server.

Network Access Server - NAS: sideline IP network equipment for the concentration of PSTN telephone modem access and connection thereof to the IP network.

Next Generation Network - NGN: see NGN.

NFC (Near Field Communication): technology for short-range and high-frequency wireless communications, allowing the exchange of information between devices up to a distance of about 10 centimeters.

NGA: new generation access (NGA) network intended to support very high bandwidth Internet services.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services for customers (see “Internet Protocol”).

NRA: subscriber connection œnodes or switches towards which subscriber telephone lines are directed.

Outsourcing: service contract agreed between a company and an operator and consisting of entrusting the latter with the management of its requirements in terms of telecommunications or IT.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

Pay TV: refers to pay-TV, access to which is subject to payment by subscription or on a one-off basis.

PDA (Portable Digital Assistant): see Personal digital assistant.

Personal digital assistant: pocket-sized computer, equipped with a memory of up to several megabytes and touch screen that often uses a stylus for entering data.

PMT (Personal Mobile Television): technology for receiving television and digital services on mobile terminals, such as telephones, digital media players or stand-alone receivers for vehicles. Enables television programs to be viewed with optimum reception quality for mobile screen formats.

Premium service: service providing attractive content that is not available from other service providers because of its exclusivity (in some cases shared), its cost, or its quality.

Price cap: ceiling price imposed by the regulator for a given period. The operator subject to a price cap may not apply prices above this ceiling.

PTAM: see Third Party Application Maintenance.

Public Switched Telephone Network (PSTN): voice transport network consisting of handsets, subscriber lines, circuits and switches. It is also used to access some data services.

Quadruple play: offer combining Internet, television, mobile telephony and fixed-line access.

RAN (Radio access network): radio access network.

RAN sharing: sharing of 3G radio access mobile network infrastructures.

RBCI: Backbone and IP Collection Network.

RCS or Rich Communication Suite: communications standard offering a rich user-friendly experience (enriched address book, videoconferencing, photo or video sharing, chat, SMS and MMS, with file transfer functionalities and the possibility of adding new functionalities).

Refarming: a process designed to authorize operators having frequency-usage rights to use their licenses for other purposes or with technologies other than those initially specified. Term used in particular to designate the reutilization, authorized by the European Commission at the end of 2007, of the 900 MHz band initially assigned to GSM for UMTS.

Replay TV: service offering viewers the chance to review a program on the Internet for a period of several days shortly after its premiere television broadcast.

RIM or Research In Motion Limited: See Blackberry.

RNC (Radio Network Controller): element of the UMTS network that controls the radio emissions of base stations. Manages the distribution of the radio resource, data encryption before sending to the cell phone, and a part of subscriber localization.

Roaming: use of a mobile telephony service on the network of an operator other than that with whom the subscription is taken out. The typical example is the use of a mobile abroad on the network of another operator.

Router: interconnection gateway between several servers installed on a network œnode, designed to optimize data transmission and give users access to all available services on the network.

SDH (Synchronous Digital Hierarchy): see Synchronous Digital Hierarchy.

Signaling System 7 (SS7): information exchanges required for the management of a telephone communication (establishment and termination, maintenance and supervision, invoicing) and transferred in digital form by a network separate from that used for the communication itself.

Signaling Transfer Point: see STP.

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SIP (Session Initiation Protocol): IP-based standard open protocol for multimedia transmission intended to transmit voice, video, video-telephony, instant messages, virtual reality and video games. The most used Internet protocol for Internet telephony (VoIP).

SLA (Service Level Agreement): agreement under which a telephone operator or Internet service provider contractually undertakes to provide a quality of service subject to financial penalties.

Smartphone: mobile handset with PDA features. Data is keyed in via a touch screen or keyboard. It provides such basic functionalities as: agenda, calendar, web browsing, e-mail, instant messaging and GPS.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than ten employees).

SONET or Synchronous Optical Network: transmission standard used in the United States and Canada, equivalent to the international SDH standard. See Synchronous Digital Hierarchy.

SS7: see Signaling System 7.

STN (Switched Telephone Network): traditional circuit-switched telephone network for voice communications

STP (Signal Transfer Point): routers of a signaling network that transmit signals between switches.

s-VOD: subscription to a Video On Demand service (VOD).

Switches: telephone call handling systems with three functions: interconnection (between an incoming junction and an outgoing junction), handling calls (establishing and disconnecting communication) and management controls (taxation, operation and maintenance).

Synchronous Digital Hierarchy (SDH): transmission standard over very high bandwidth fiber optic that allows data flows of different speeds to be transmitted securely, and facilitates their management.

Tbps or Terabits per second: trillion of bits (1,012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): method of allocating UMTS frequencies that consists of temporarily separating the two uplinks (from the terminal to the base station) and downlinks (from the base station to the terminal) on a single frequency band.

TDM (Time Division Multiplexing): temporal multiplexing technique allowing several low-speed elementary digital channels (voice, data, video) to be transferred over a single communication medium at a higher speed by sending samples of each of these channels in alternate time slots.

TDR: terrestrial digital radio, allocates a single radio frequency at the national level. To be received, terrestrial digital radio requires specific equipment (digital radio).

TDSL (Turbo Digital Subscriber Line): business-oriented ADSL offer.

Third-party application maintenance: type of outsourcing relating to the maintenance of a company’s software by an external service provider. There is usually only a contractual guarantee of resources, not results.

Triple play: broadband subscription package including Internet access, telephony and a package of television channels.

UMTS (Universal Mobile Telecommunications System): third-generation (3G) mobile telephony standard allowing broadband communication (up to 2 Mbits/s at theoretical symmetrical speed) over the 1.9 to 2.2 GHz frequency band.

Unbundling: obligation placed upon a local loop owner-operator to provide a third-party operator with bare copper pairs. The third-party operator remunerates the owner-operator for this usage and it installs its own transmission equipment at the end of the local loop in order to connect subscribers to its own network. An equipment collocation service is also offered to third-party operators in addition to unbundling. Partial unbundling and full unbundling are distinguished. Partial unbundling allows the third-party operator to offer a broadband service on the upper frequency band of the line, whilst the owner-operator continues to provide the subscription and the telephone service on the lower band. Full unbundling allows the third-party operator to connect the whole of a line to its own equipment and therefore to provide telephone as well as broadband services.

Universal Service: one of the three components of public service in telecommunications, with the mandatory provision of electronic communications and tasks in the public interest. The only item to be financed by a sector fund. Divided into three parts: telephony services, universal directory and universal information service.

USB (Universal Serial Bus): standard for a serial transmission computer bus used to connect computer peripherals to a computer, allowing the user to connect to hot devices (a running computer), and benefiting from Plug-and-Play configuration (i.e. the system automatically recognizes the peripheral).

VDSL (Very high bit-rate DSL): network technology involving the creation of new network nodes, which are not the distribution frames for existing telephone lines, closer to end customers. These nodes, which are linked by optical fiber to the distribution frames, host the DSLAM and can receive VDSL modems. The final section going from these network nodes to subscribers is still made up of copper wires.

Video telephony: technique making it possible to call and view the person called on screen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s video-telephony service is “MaLigne visio”.

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Virtual Private Network (see VPN): group of communications resources on the public network, organized logically and made available by a public operator to a customer in order to offer the customer exclusive business telephony services.

VLAN or Virtual Local Area Network: virtual local network ensuring logical and non-physical communication between different machines based on MAC addresses and port number criteria.

VOD (Video On Demand): video on demand. Refers to the possibility of selecting digital video content and downloading it from a central server onto a computer or television.

Voice over Internet Protocol - VoIP: transport of voice services using IP technologies.

VoIP: see VoIP.

VPABX: virtual PABX. See PABX.

VPN: See Virtual Private Network.

VSAT (Very Small Aperture Terminal): satellite communications technology that uses two-way satellite dishes with a diameter of less than 3 meters and requires few ground resources. VSAT is used to connect a small site to communication networks, either for telephony or Internet access.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

Wholesale line rental: wholesale of telephone subscriptions.

Wifi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11 Mbits/s (802.11b standard) or 54 Mbits/s (802.11g standard). By extending the Ethernet protocol to cover radio services, Wifi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

Wimax: wireless broadband transmission standard operating at 70 Mbits/s (802.16 standard), which enables several Wifi access points to connect to a fiber optic network and therefore increases the range of Wifi networks. With a nominal range of 50 kilometers, it should eventually enable the development of citywide networks (MAN) based on a single access point.

xDSL: see DSL.

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FINANCIAL GLOSSARY

ARPU (mobile services): the annual Average Revenues Per User (ARPU) are calculated by dividing the revenues from mobile services (see Revenues from mobile services) generated over the last 12 months by the weighted average number of customers (excluding Machine to Machine customers) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. The ARPU is expressed in annual revenues per customer.

ARPU for fixed-line Consumer Services (fixed-line services and Internet): the average monthly revenues per line for fixed-line Consumer Services (ARPU) are calculated by dividing the monthly average revenues, over the last 12 months, by the weighted average number of fixed-line Consumer Services over the same period. The weighted average number of fixed-line Consumer Services is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of fixed-line Consumer Services at the beginning and end of the month. The ARPU of fixed-line Consumer Services are expressed in monthly revenues per line.

AUPU (mobile services): the monthly Average Usage Per User (AUPU) is calculated by dividing the average monthly usage in minutes over the last 12 months (incoming calls, outgoing calls and roaming), excluding traffic from Mobile Virtual Network Operators- MVNO) by the weighted average number of customers over the same period. The AUPU is expressed, in minutes, in monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, pro-rata to their working time, including permanent contracts and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see section 9.1.5.4 Financial aggregates not defined by IFRS and Segment Information of the consolidated financial statements).

Capital expenditures on tangible and intangible assets: see CAPEX.

Change in operating working capital requirement: i) change in net inventories, ii) plus change in gross trade receivables, iii) plus change in trade payables (excluding amounts due to fixed asset suppliers).

Change in total working capital requirement: i) change in net inventories, ii) plus change in gross trade receivables and other receivables, iii) plus change in trade payables (excluding amounts due to fixed asset suppliers) and other payables, iv) excluding receivables and payables relating to operating taxes and levies.

Commercial expenses and content costs: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended as well as the average exchange rates used for the statement of income for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not intended to replace data on a historical basis for the year ended or the previous periods.

Equipment revenues (mobile services): equipment revenues include the sale of mobile terminals and accessories.

External data: external data are expressed after elimination of inter-operating segment transactions.

External purchases: external purchases include:

•

Commercial expenses and content costs: external purchases including purchases of handsets and other products sold, retail fees and commissions, advertising, promotion, sponsorship and rebranding expenses and content costs;

•

Other network expenses and IT expenses: external purchases including sub-contracting expenses for technical operation and maintenance, and IT expenses; and

•

Other external purchases: external purchases including overheads, real estate fees, purchases of other services, purchase of equipment and other stored provisions, sub-contracting expenses for call centers and other external usage, net of the capitalized cost of goods and services;

•

Service fees and inter-operator costs: external purchases including network expenses and interconnection costs;

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain or loss of control.

Labor expenses: labor expenses include wages and employee benefit expenses, employee profit-sharing and the cost of share-based compensation. Labor expenses are net of capitalized costs.

Mobile services revenues (mobile services): mobile services revenues represent revenues (voice, data and SMS) generated through the use of the mobile network. They include revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO). Mobile services revenues represent the most meaningful recurring revenues for the mobile business and are directly correlated with business indicators. They are used to calculate annual Average Revenues Per User (ARPU, see definition).

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Net financial debt: net financial debt as defined and used by France Telecom (see note 10 to the consolidated financial statements) corresponds to (A) financial liabilities excluding operating payables (translated at the year-end closing rate), less (B): i) all derivative instruments carried in assets, ii) cash collateral paid on derivative instruments, iii) some deposits related to financing, iv) cash, cash equivalents and securities at fair value, and v) the loan granted by the Group to Everything Everywhere. In addition, derivatives qualifying as cash flow and net investment hedges, included in financial debt, are put in place to hedge items that are not included in financial debt (future cash flows, net investment in foreign currencies). Thus, the effective portion of cash flow hedges and the effective portion of net investment hedges (C) are added to net financial debt to offset this temporary difference.

«Non-voice» services revenues (mobile services): “non-voice” services revenues are mobile services revenues (see Mobile services revenues) excluding the revenues generated by “voice” services. This includes, for example, revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the costs billed to the customer for content purchases (download of ringtones, sports results, etc.).

Statutory data: statutory data are expressed before elimination of inter-operating segment transactions.

Number of employees (active employees at end of period): number of employees working on the last day of the period, including permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies primarily including the Territorial Economic Contribution (CET) and the Flat-rate tax on network enterprises (IFER) in France, taxes on telecommunication services and frequency use charges.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expense (net of other operating income): see Other operating income and expense.

Other operating income and expense: other operating income and expense include:

•

Other operating income: primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to line damage and penalties and reimbursements received; and

•

Other operating expense: other expense includes, among others, allowances and losses on trade receivables.

Service fees and inter-operator costs: see External purchases.

Reported EBITDA: operating income before depreciation and amortization, before remeasurement resulting from business combinations, before reversal of cumulative translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates (see section 9.1.5.4 Financial aggregates not defined by IFRS and segment Information of the consolidated financial statements).

Restated EBITDA: i) operating income before depreciation and amortization, before remeasurement resulting from business combinations, before reclassification of cumulative translation adjustment from liquidated entities, and before share of profits (losses) of associates, ii) less non-recurring items (see section 9.1.5.4 Financial aggregates not defined by IFRS).

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Step-up (clause): clause that triggers an increase in the coupon interest rate where France Telecom’s long-term credit rating from rating agencies is downgraded, in accordance with contractually agreed rules. This clause may also stipulate a reduction in the coupon interest rate in the event of an upgrade, although the interest rate may not drop below the initial rate of the loan.

Wages and employee benefit expenses: see Labor expenses.

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